As filed with the Securities and Exchange Commission on November 13, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AXA Equitable Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6411	90-0226248
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1290 Avenue of the Americas

New York, New York 10104

(212) 554-1234

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dave S. Hattem, Esq.

Senior Executive Vice President and General Counsel

1290 Avenue of the Americas

New York, New York 10104

(212) 554-1234

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter J. Loughran, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Robert G. DeLaMater, Esq. William Torchiana, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and an emerging growth company in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$100,000,000	$12,450

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the U.S. Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2017

             Shares

AXA Equitable Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of AXA Equitable Holdings, Inc. The selling stockholder, AXA S.A., is offering                  shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder in this offering.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on                 , under the symbol “            ”.

We anticipate that the initial public offering price will be between $         and $         per share.

After the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of                     .

Investing in our common stock involves risks. See “Risk Factors” beginning on page 23 of this prospectus to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters also may purchase up to              additional shares from the selling stockholder at the initial offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2018.

Morgan Stanley	J.P. Morgan

Prospectus dated                     , 2018

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the selling stockholder and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of shares of our common stock.

CERTAIN IMPORTANT TERMS

We use the following capitalized terms in this prospectus:

•	“AB” or “AllianceBernstein” means AB Holding and ABLP.

•	“AB Holding” means AllianceBernstein Holding L.P., a Delaware limited partnership.

•	“AB Holding Units” means units representing assignments of beneficial ownership of limited partnership interests in AB Holding.

•	“AB Units” means units of limited partnership interests in ABLP.

•	“ABLP” means AllianceBernstein L.P., a Delaware limited partnership and the operating partnership for the AB business.

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•	“ACS Life” means AXA Corporate Solutions Life Reinsurance Company, a Delaware corporation and a wholly owned direct subsidiary of Holdings.

•	“AXA” means AXA S.A., a société anonyme organized under the laws of France, the selling stockholder in this offering and our parent company. AXA beneficially owned 100% of our common stock prior to this offering. Following the completion of this offering, AXA will own % of our outstanding common stock (or % if the underwriters exercise their option to purchase additional shares in full) and will be our controlling stockholder.

•	“AXA Advisors” means AXA Advisors, LLC, a Delaware limited liability company, our retail broker/dealer for our retirement and protection businesses and a wholly owned indirect subsidiary of Holdings.

•	“AXA Distributors” means AXA Distributors, LLC, a Delaware limited liability company, our wholesale broker/dealer for our retirement and protection businesses and a wholly owned indirect subsidiary of Holdings.

•	“AXA Equitable FMG” means AXA Equitable Funds Management Group, LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of Holdings.

•	“AXA Equitable L&A” means AXA Equitable Life and Annuity Company, a Colorado corporation and a wholly owned indirect subsidiary of Holdings.

•	“AXA Equitable Life” means AXA Equitable Life Insurance Company, a New York corporation, a life insurance company and a wholly owned indirect subsidiary of Holdings.

•	“AXA Financial” means AXA Financial, Inc., a Delaware corporation and a wholly owned direct subsidiary of Holdings.

•	“AXA Network” means AXA Network, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of Holdings, and its subsidiary, AXA Network of Puerto Rico, Inc.

•	“AXA Premier VIP Trust” means AXA Premier VIP Trust, a series trust that is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as an open-end management investment company. As of June 30, 2017, AXA Premier VIP Trust consisted of 18 portfolios.

•	“AXA RE Arizona” means AXA RE Arizona Company, an Arizona corporation and a wholly owned indirect subsidiary of Holdings.

•	“AXA Tech” means AXA Technology Services America, Inc.

•	“CS Life RE” means CS Life RE Company, an Arizona corporation and a wholly owned indirect subsidiary of Holdings.

•	“EQAT” means EQ Advisors Trust, a series trust that is a Delaware statutory trust and is registered under the Investment Company Act as an open-end management investment company. As of June 30, 2017, EQAT consisted of 85 portfolios.

•	“EQ AZ Life Re” means EQ AZ Life Re Company, an Arizona corporation and a wholly owned indirect subsidiary of Holdings.

•	The “General Partner” means AllianceBernstein Corporation, a Delaware corporation and the general partner of AB Holding and ABLP.

•	“Holdings” means AXA Equitable Holdings, Inc. without its consolidated subsidiaries.

•	“MLOA” means MONY Life Insurance Company of America, an Arizona corporation and a wholly owned indirect subsidiary of Holdings.

•	“Reorganization” means the transactions described under the following headings: “The Reorganization Transactions—Transfer of AXA Financial Shares,” “—Extraction of U.S. Property and Casualty Business,” and “—Transfer of AXA’s Interests in AB.”

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•	“Reorganization Transactions” means the Reorganization, the GMxB Unwind, as defined in “The Reorganization Transactions,” and the Recapitalization, as defined in “Recapitalization,” collectively.

•	“SCB LLC” means Sanford C. Bernstein & Co., LLC, a registered investment adviser and broker-dealer.

•	“USFL” means U.S. Financial Life Insurance Company, an Ohio corporation and a wholly owned indirect subsidiary of Holdings.

•	“we,” “us,” “our” and the “Company” mean AXA Equitable Holdings, Inc. and its consolidated subsidiaries, unless the context refers only to AXA Equitable Holdings, Inc. (which we refer to as “Holdings”) as a corporate entity.

For definitions of selected financial and product-related terms used in this prospectus, please refer to “Glossary” beginning on page 305 of this prospectus.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and our own estimates based on our management’s knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SERVICE MARKS, TRADEMARKS AND TRADE NAMES

We hold and license various service marks, trademarks and trade names, such as “AXA,” “AXA Equitable,” “AllianceBernstein,” “Bernstein,” “AB,” “Structured Capital Solutions,” “Retirement Cornerstone,” “Investment Edge,” “Income Edge,” “EQUI-VEST” and our and AB’s logo designs that we deem particularly important to the advertising activities conducted by each of our businesses. This prospectus also contains trademarks, service marks and trade names of other companies which are the property of their respective holders. We do not intend our use or display of such names or marks to imply relationships with, or endorsements of us by, any other company.

iii

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our annual and interim financial statements included elsewhere in this prospectus, before making an investment decision. For the definitions of certain capitalized terms used in this prospectus, please refer to “Certain Important Terms” on page i and “Glossary” on page 305.

Our Company

We are one of America’s leading financial services companies and have helped clients prepare for their financial future with confidence since 1859. Our more than 12,100 employees and advisors are entrusted with more than $600 billion of assets under management through two complementary and well-established principal franchises, AXA Equitable Life and AllianceBernstein, providing:

•	Advice and solutions for helping Americans set and meet their retirement goals and protect and transfer their wealth across generations; and

•	A wide range of investment management insights, expertise and innovations to drive better investment decisions and outcomes for clients and institutional investors worldwide.

We aim to be a trusted partner to our clients by providing advice, products and services that help them navigate complex financial decisions. Our financial strength and the quality of our people, their ingenuity and the service they provide help us build relationships of trust with our clients.

We believe that the growing and aging U.S. population, shift of responsibility for retirement planning from employers to individuals and overall growth in total investable assets will drive significant demand for our products and services going forward. Throughout our long history, we have embraced change and looked to the future, and we continue to see significant opportunities to find new solutions and new ways to deliver service to clients within our target markets.

We have a leading position at the intersection of advice, asset management and financial protection that we believe provides our clients with products and solutions that meet their long-term financial needs and our stockholders with attractive growth prospects. We have market-leading positions in our four segments:

•	Individual Retirement—We are a leading provider of variable annuity products, which primarily meet the needs of individuals saving for retirement or seeking retirement income. As of June 30, 2017, we had more than 900,000 variable annuity policies in force, representing $98.6 billion of account value, or AV.

•	Group Retirement—We offer tax-deferred investment and retirement plans sponsored by educational entities, municipalities and not-for-profit entities as well as small and medium-sized businesses. As of June 30, 2017, we had approximately $32.0 billion of AV. For the year ended December 31, 2016, we were the #1 provider by gross premiums of retirement plans to kindergarten, primary and secondary schools (the “K-12 education market”).

•	Investment Management and Research—We are a leading provider of diversified investment management, research and related services to a broad range of clients around the world. As of June 30, 2017, our Investment Management and Research segment had approximately $517 billion in AUM consisting of 34% equities, 55% fixed income and 11% multi-asset class solutions, alternatives and other assets.

•	Protection Solutions—We focus on attractive protection segments such as VUL insurance, where for 2016 we ranked fourth in sales overall and first in the retail channel, and IUL insurance, where we ranked second in the retail channel in the same period, according to LIMRA. As of June 30, 2017, we had approximately 900,000 outstanding policies with a face value of approximately $450 billion. This business provides capital diversification benefits alongside the longevity profile of our retirement businesses.

We manage our segments in a complementary way. We strive to create value for our clients and stockholders by pricing and managing risks on the liability side of our balance sheet and by generating attractive risk-adjusted investment returns on the asset side. We leverage our underwriting, risk management and investment management skills across our segments, General Account and Separate Accounts.

We distribute through a premier affiliated and third-party distribution platform with a successful track record of marketing our innovative and less capital intensive products and solutions allowing us to respond to our clients’ evolving needs and manage our capital and risks responsibly, consisting of:

•	Affiliated Distribution:

•	Our affiliated retail sales force, AXA Advisors, which has approximately 4,700 licensed financial professionals who advise on retirement, protection and investment advisory solutions; and

•	Nearly 200 Bernstein Financial Advisors, who are responsible for the sale of investment products and solutions to Private Wealth Management clients.

•	Third-Party Distribution:

•	Distribution agreements with more than 1,000 third-party firms including broker-dealers, banks, P&C firms and brokerage general agencies, giving us access to more than 150,000 financial professionals to market our retirement, protection and investment solutions; and

•	An AB global distribution team of more than 500 professionals, who engage with our approximately 4,900 retail distribution partners and more than 500 institutional clients.

We are confident that our market-leading positions, premier distribution platform, competitive products and investment expertise position us well to continue to generate a diversified and growing stream of earnings, maintain stability through market cycles and generate attractive returns and strong cash flows for our stockholders.

Our Businesses

Our four segments, Individual Retirement, Group Retirement, Investment Management and Research, and Protection Solutions, are well-established and distinct businesses, but complementary to one another. For example, as of June 30, 2017, AB managed 67% of AXA Equitable Life’s General Account and 27% of its Separate Account assets. Our segments allow us to deliver comprehensive services to our clients and provide us with capital diversification benefits and product development and margin improvement opportunities. The diversity of products and services offered by our businesses contributes to strong retention of financial professionals within AXA Advisors. We report certain activities and items that are not included in our segments in Corporate and Other.

Our product approach is to ensure that design characteristics are attractive to both our customers and our stockholders. We focus on products across our businesses that expose us to less market and customer behavior risk, are more easily hedged and, overall, are less capital intensive than many traditional products. For example, our current suite of variable annuity products has been redesigned with reduced, floating, return of premium only or no guaranteed minimum living or death benefits (which we refer to as GMxB features).

Individual Retirement

We are a leading provider of variable annuity products, which are primarily sold to affluent and high net worth individuals saving for retirement or seeking guaranteed retirement income. We sell our variable annuity products through our affiliated retail sales force and a wide network of approximately 600 third-party firms, including banks, broker-dealers and P&C firms, reaching more than 100,000 advisors. As of December 31, 2016, we ranked third in variable annuity market share based on sales, and our wholesalers serving third-party firms ranked second in variable annuity sales productivity in the third-party channel, according to Market Metrics.

We offer variable annuity products that help our clients accumulate wealth and prepare for their retirement income needs. We focus on three variable annuity products:

•	Structured Capital Strategies, or SCS, a variable annuity with an index-linked feature that offers policyholders growth potential up to a cap and certain downside protection. This variable annuity does not offer GMxB features, other than a return of premium death benefit that we plan to introduce in some versions. For the year ended December 31, 2016, SCS sales represented 47% of our total variable annuity FYP.

•	Retirement Cornerstone, a multi-stage variable annuity that provides both wealth accumulation and guaranteed income and death benefits for policyholders. Customers have the option to elect a floating rate GMIB guarantee on this product for an additional fee. For the year ended December 31, 2016, Retirement Cornerstone sales represented 41% of our total variable annuity FYP.

•	Investment Edge, primarily a wealth accumulation variable annuity offering a unique tax efficient distribution option. This variable annuity does not offer any GMxB feature other than an optional return of premium death benefit. For the year ended December 31, 2016, Investment Edge sales represented 6% of our total variable annuity FYP.

We frequently update our existing product benefits as well as introduce new products and benefits to our variable annuity product portfolio to meet the evolving needs of our clients and better manage the risk of these products. Due to our innovation, our product mix has evolved considerably since the financial crisis. The majority of our sales in 2016 consisted of products without GMxB features (other than the return of premium death benefit), and less than 5% of 2016 FYP had fixed rate guarantees. We believe that our current portfolio of less capital intensive products offers us an attractive risk-adjusted return.

As of June 30, 2017, we had more than 900,000 variable annuity policies in force, representing approximately $98.6 billion of AV. This in-force book contains the three primary products described above, as well as other products, which may contain GMxB features.

To actively manage and protect against the economic risks associated with our in-force GMxB products, our management team has taken a multi-pronged approach. We use a dynamic hedging strategy to offset changes in the economic liability of our GMxB features due to changes in equity markets and interest rates (within this strategy we reevaluate our economic exposure at least daily and rebalance our hedge positions accordingly). In addition, prospectively we plan to supplement this dynamic strategy with additional static hedge positions (derivatives positions intended to be held to maturity with less frequent rebalancing) to maintain a target asset level for all variable annuities at or above a CTE98 level under most economic scenarios, and to maintain a CTE95 level even in extreme scenarios. In addition to these hedging strategies, we employ various other methods to manage the risks of our in-force variable annuity products, including asset-liability matching, volatility management tools within the Separate Accounts and an active in-force management program, including buyout offers for certain products.

The Individual Retirement business is an important source of earnings and cash flow for our company, and we believe our hedging strategy preserves a substantial portion of these cash flows across a wide range of risk scenarios. The primary sources of revenue for the Individual Retirement segment include fee revenue and investment income.

For the year ended December 31, 2016, Individual Retirement segment revenue was $3.8 billion and segment operating earnings were $1.2 billion.

Group Retirement

Our Group Retirement business offers tax-deferred investment products and related solutions to employer-sponsored retirement plans sponsored by educational and not-for-profit entities (including municipal governments), as well as small and medium-sized businesses. We operate in the 403(b), 401(k) and 457(b) markets where we sell variable annuities and mutual fund products. As of June 30, 2017, we had relationships with more than 26,000 employers and served more than 975,000 participants, of which approximately 700,000 were educators. A specialized division of AXA Advisors, the Retirement Benefits Group (“RBG”), is the primary distributor of our products and related solutions to the education market with more than 950 advisors dedicated to helping educators prepare for retirement as of June 30, 2017. We also distribute these products and solutions through third-party firms. As of June 30, 2017, we had approximately $32.0 billion of AV.

In Group Retirement, for the year ended December 31, 2016, we were the #1 provider by gross premiums of retirement plans to the K-12 education market, according to LIMRA. The tax exempt 403(b)/457(b) market, which includes our 403(b) K-12 business, accounted for the majority of sales within the Group Retirement business for the year ended December 31, 2016 and represented 75% of Group Retirement AV, as of June 30, 2017.

The recurring nature of the revenues from our Group Retirement business make this segment an important and stable contributor of earnings and cash flow to us. The primary sources of revenue for the Group Retirement business include fee revenue and investment income.

For the year ended December 31, 2016, Group Retirement segment revenue was $803 million and segment operating earnings were $173 million.

Investment Management and Research

Our global Investment Management and Research business provides diversified investment management, research and related solutions to a broad range of clients around the world. We distribute our investment management products and solutions through three main client channels—Institutional, Retail and Bernstein Private Wealth Management—and distribute our institutional research products and solutions through Bernstein Research Services. AB Holding is a master limited partnership publicly listed on the NYSE. Giving effect to the Reorganization Transactions, we will own an approximate 65% economic interest in AB at the time of the offering. As the general partner of AB, we have the authority to manage and control its business, and accordingly, this segment reflects AB’s consolidated financial results.

Our Investment Management and Research business had approximately $517 billion in AUM as of June 30, 2017, composed of 34% equities, 55% fixed income and 11% multi-asset class solutions, alternatives and other assets. By distribution channel, institutional clients represented 49% of AUM, while retail and private wealth management clients represented 34% and 17%, respectively, as of June 30, 2017.

Bernstein Research Services has received top Institutional Investor rankings and Bernstein Private Wealth Management ranks among the top 20 wealth management firms in the United States, according to Barron’s.

AB has a strong global distribution footprint. For the year ended December 31, 2016, 37% of AB’s revenues came from outside the United States, with a significant portion derived from retail fixed income sales in the Asia region (excluding Japan). We have strong market positions in many of the region’s largest markets. As of December 31, 2016, we had a 23% market share of total retail assets in Taiwan, and our market share was 12% in both Hong Kong and Korea and 5% in Singapore.

Additionally, over the past several years AB has significantly broadened and strengthened its product portfolio, introducing more than 100 new and enhanced offerings since 2009. These services account for approximately 22.5% of AB’s AUM. Examples include our Select Equities and U.S. and Global Concentrated Equity services, our middle markets private lending service, and our real estate private equity and debt service.

We and other AXA affiliates, collectively, are AB’s largest client. We represented 17% of AB’s total AUM as of June 30, 2017 and 3% of AB’s net revenues for the year ended December 31, 2016. Other AXA affiliates represented 6% of AB’s total AUM as of June 30, 2017 and 2% of AB’s net revenues for the year ended December 31, 2016. Additionally, AXA and its affiliates (including us) have made seed investments in various AB investment services.

The primary sources of revenue for the Investment Management and Research segment include investment advisory and services fees calculated as a percentage of AUM and equity commissions received for providing equity research and brokerage-related services to institutional investors.

For the year ended December 31, 2016, Investment Management and Research segment revenue was $2.9 billion and segment operating earnings were $161 million (reflecting our approximately 45% economic interest in AB as of December 31, 2016).

Protection Solutions

Our Protection Solutions business includes our life insurance and employee benefits businesses.

We offer a targeted range of life insurance products aimed at serving the financial needs of our clients throughout their lives. Our product offerings include VUL, IUL and term life products, which represented 43%, 45% and 10% of our total life insurance annualized first year premium, respectively, for the year ended December 31, 2016. Our life insurance products are primarily designed to help affluent and high net worth individuals as well as small and medium-sized business owners protect and transfer their wealth and are primarily distributed through AXA Advisors and select third-party firms. Our Protection Solutions segment benefits from a long-term, stable distribution relationship with AXA Advisors.

As of June 30, 2017, we had approximately 900,000 outstanding life insurance policies with a face value of approximately $450 billion. In 2016, our VUL sales ranked fourth in the total U.S. market and first in the retail channel, and our IUL sales ranked second in the retail channel, according to LIMRA.

Our life insurance business provides a stable source of cash flows through its in-force book. In addition, the underlying mortality profile of our life insurance business complements the longevity profile in our individual and group retirement businesses, resulting in significant capital diversification benefits under our internal economic model, RBC and rating agency frameworks, allowing us to hold less capital than those frameworks would otherwise require for our individual and group retirement businesses alone.

In 2015, we entered the employee benefits business. We currently offer a suite of life, short and long-term disability, dental and vision insurance products to small and medium-sized businesses. We believe our employee benefits business will further augment our offerings to small and medium-sized businesses and is differentiated by a best-in-class technology platform. We sell our employee benefits products through AXA Advisors and third-party firms, including regional, national and local brokers.

The primary sources of revenue for our Protection Solutions segment include policy fees, premiums and investment income.

For the year ended December 31, 2016, Protection Solutions segment revenue was $3.1 billion and segment operating loss was $3 million. We plan to improve our segment Operating ROE and operating earnings over time through earnings generated from sales of our repositioned product portfolio and by proactively managing and optimizing our in-force book.

Corporate and Other

Corporate and Other includes certain of our financing and investment expenses. It also includes: the AXA Advisors broker-dealer business, closed block of life insurance (the “Closed Block”), run-off variable annuity reinsurance business, run-off group pension business, run-off health business, benefit plans for our employees, certain strategic investments and certain unallocated items, including capital and related investments, interest expense and corporate expense. AB’s results of operations are reflected in the Investment Management and Research segment. Accordingly, Corporate and Other does not include any items applicable to AB. For the year ended December 31, 2016, revenue for Corporate and Other was $1.3 billion and operating loss for Corporate and Other was $182 million.

Market Opportunities

Global asset accumulation markets continued their strong recent growth trend with total AUM reaching $81 trillion, up 6% year over year, including in the North American market, where total AUM increased by 8% year-over-year to $47 trillion as of December 31, 2016. In addition, the United States has experienced a decline in the traditional employer-based defined benefit retirement plan system which has raised concerns about the sustainability of safety nets historically provided by governments such as Social Security and employer-sponsored defined benefit plans. These trends have increased the need for Americans to prepare and plan for their own long-term financial security. Our complementary businesses are designed to provide affluent and high net worth Americans with the guidance, products and solutions they need to achieve their wealth accumulation and retirement income goals. We believe the following long-term trends will continue to favorably impact our business over time.

Continued rapid growth in the retirement-aged U.S. population. Technological advances and improvements in healthcare are projected to continue to contribute to increasing average life expectancy, and aging individuals must be prepared to fund retirement periods that will last longer than previously anticipated. The U.S. Census Bureau estimated that approximately 15% of the population was 65 years of age or older in 2016, compared to approximately 9% in 1960. This segment of the population is estimated to double from approximately 49 million in 2016 to more than 98 million by 2060, and it is expected to represent approximately 24% of the overall population, as the youngest members of the “baby boomer” generation continue to reach retirement age.

Shifting retirement savings landscape. The Employee Benefit Research Institute estimates that the proportion of private sector workers participating only in a defined benefit plan declined from 28% in 1979 to 2% in 2014. Increased life expectancy, coupled with this transition away from defined benefit plans, has shifted the responsibility for retirement savings and income planning from employers to individuals. We expect that this shift in responsibility will drive demand for our products and services including wealth accumulation, income producing investments and financial advice.

Expected growth in retirement assets. U.S. retirement assets are estimated to increase by 5.2% per year from 2016 through 2021 to $29 trillion, with assets in the not-for-profit/governmental defined contribution sector projected to grow slightly faster at 6.6% for the same period. We believe that our retirement focused asset accumulation business will continue to benefit from this trend.

Strong need for financial planning advice. According to a recent McKinsey & Co. survey, roughly half of U.S. consumers with more than $100,000 in liquid financial assets surveyed said that they would prefer to purchase life insurance through an agent or advisor, even if they may start their research online. We believe that due to the complexity of financial planning, many consumers will continue to seek advice in connection with the purchase of these products, providing companies with broad distribution platforms and in-house advice capabilities a competitive advantage.

We believe that these trends, together with our competitive strengths and strategy discussed below, provide us an opportunity to increase the value of our business.

Our Competitive Strengths

Our two well-established principal franchises, AXA Equitable Life and AllianceBernstein, have a history of agility and innovation. At a time of significant challenges for investors—increased regulation, new technologies and a likely continued low yield environment—the ability to develop new creative solutions is critical for meeting clients’ needs and growing our businesses. Our company has a long history of developing innovative solutions, including introducing variable life insurance to the U.S. market, being one of the pioneers in performance fees for actively managed funds and launching our SCS product. Through Bernstein Research, we have a strong reputation for demonstrating that deeper research results in greater investment value.

Our strong balance sheet provides confidence for the future. We believe the strength of our balance sheet and the statutory capitalization of our insurance companies provide confidence to our clients and business partners and help position us for continued growth. In particular:

•	In 2017, we will have increased the statutory capital and reserves of our retirement and protection businesses by approximately $2.3 billion, improving our ability to withstand adverse economic scenarios. Additionally, prior to the completion of this offering, we intend to effect the unwind of the reinsurance provided to AXA Equitable Life by AXA RE Arizona for certain variable annuities with GMxB features;

•	AXA Equitable Life and MLOA, our primary insurance operating subsidiaries, have financial strength ratings of A+ issued by Standard & Poor’s and A1 by Moody’s;

•	We target an asset level for all variable annuities at or above a CTE98 level under most economic scenarios and a 350% RBC ratio for non-variable annuity insurance liabilities, which, combined with the variable annuity capital, would result in a Combined RBC Ratio in excess of 500% at the time of this offering; and

•	We have a diversified, high quality $82.4 billion investment portfolio as of June 30, 2017, including $43.3 billion in fixed maturities, of which 96% are investment grade rated.

Our business generates significant cash and we have in place a hedging program to protect our cash flows even in adverse economic scenarios. Our two principal operating companies are well established and have been generating, and are expected to continue to generate, significant cash, enabling us to pay dividends beginning in 2018, provide capital needed to support our business and service our debt over time. Over the last three years, Holdings and AXA Financial have received net distributions from our subsidiaries of $2.6 billion. In addition, we have implemented a hedging program intended to protect our variable annuity assets and statutory capital in the event of adverse economic scenarios.

Our leading retirement businesses are well-positioned to grow. There is a growing need for financial products that provide retirement income as well as a measure of protection against equity market volatility. In both the affluent and high net worth markets and in the K-12 education market, we believe that we are well-positioned to benefit from the growing and aging U.S. population and the continued shift away from defined benefit plans.

•	For affluent and high net worth clients approaching retirement, our individual retirement products offer customers protection against market volatility and help instill confidence that their income needs will be satisfied in their retirement years.

•	In our Group Retirement business, we are the leading provider of retirement products and related solutions for the growing 403(b) K-12 education market. Our nationwide footprint of advisors provides valuable advisory services to a wide range of clients in the education market saving for retirement.

Our Investment Management and Research business is strategically positioned to grow. We believe our Investment Management and Research business is well-positioned to navigate an evolving environment in which growth in passive strategies is pressuring fees for many active asset managers. We sell products and solutions that are difficult to replicate through passive mechanisms, including many of our credit, multi-asset and alternative strategies. We are present in markets worldwide, many of which have been less affected by the growth of passive investment options, such as parts of Asia. Additionally, a significant majority of our active equity and fixed income assets are in services that regularly exceed their benchmarks for the three-year performance period. The combination of relevance and performance has resulted in an annual organic growth rate for AB that has exceeded the average of AB’s closest asset manager peers for the past three years.

Our Protection Solutions business is well established and has growth potential in select segments. We are one of the leading life insurance providers in the United States, specifically with respect to VUL and IUL, and are committed to disciplined underwriting. Our in-force portfolio provides diversification on our statutory capital base and attractive cash flows. Over the years, much of this market has become commoditized, and we now selectively focus on the less capital intensive VUL and IUL accumulation segments of the market.

Our focus on less capital intensive fee-based products results in lower capital needs. Our ability to create less capital intensive products and solutions that meet the evolving needs of our clients, while still achieving our risk-adjusted return targets, has allowed us in recent years to capture increased market share, particularly in the variable annuity market. Our Individual Retirement, Group Retirement and Investment Management and Research segments’ earnings are predominantly fee-based.

Our premier affiliated retail and institutional distribution platform differentiates us from competitors. We benefit from a broad reach across affiliated and third-party channels. Our affiliated retail distribution platform consists of our nearly 4,700 licensed AXA Advisors as well as a direct network of nearly 200 Bernstein Financial Advisors serving approximately 15,000 high net worth clients as of June 30, 2017. The institutional platform in our retirement and protection segments is broad with more than 1,000 third-party relationships providing access to an additional approximately 150,000 financial professionals, while AB’s global distribution team of more than 500 professionals reach approximately 4,900 distribution partners and more than 500 institutional clients. We believe that our close alignment with our affiliated distribution platform, in conjunction with our extensive and growing network of third-party relationships, differentiates us from our competitors and allows us to effectively distribute our products and write high-quality new business.

Our disciplined risk management framework protects our balance sheet. We have well-developed technical risk management capabilities which are embedded throughout our business. Our decisions are driven by an internal economic model designed to ensure that we protect our solvency, honor our obligations to our clients and provide attractive risk-adjusted returns for our stockholders. For example, our variable annuity hedging strategy is focused on protecting the economic value of our liabilities while allowing us to return cash to our stockholders through dividends and share repurchases across a variety of economic scenarios.

Our highly experienced management team brings strong capabilities. We are led by well-respected industry veterans who bring diverse U.S. and global experiences with long-standing experience in the financial services industry.

Our Strategy

Our overarching objective is to position Holdings as the most trusted partner to clients by providing advice, products and services that help them navigate complex financial situations. We believe we are well-positioned to use our competitive strengths to grow our earnings base, actively manage our capital and generate attractive risk-adjusted returns for our stockholders. We have identified specific initiatives that are designed to grow our business, enhance productivity and optimize our capital. Underpinning this strategy is our commitment to disciplined risk management and a sound people strategy.

Growth Strategies

Deliver organic growth by focusing on attractive market segments. We intend to continue to innovate across our businesses, enhancing existing products and creating new products to service the needs of our retail and institutional clients.

Individual Retirement—We plan to further build on our market-leading position in the variable annuity market through continued innovation in our product portfolio to address evolving customer preferences and will seek opportunities to continue to expand our distribution network by deepening relationships with existing partners and developing relationships with new partners and channels. A key component of our strategy is to ensure that we maintain an “all-weather” portfolio to meet the needs and risk appetites of consumers through different market cycles. An example of this is the significant success we have had with SCS, which is designed to meet consumers’ preference for some downside protection while sharing in the potential for market upside.

Group Retirement—We will take advantage of our market-leading position in the K-12 education market where we expect attractive growth prospects through our more than 950 dedicated advisors serving clients in more than 8,700 public school plans as of June 30, 2017. We see further growth opportunities through expansion of our distribution capabilities and plan to use our new mutual fund platform to retain existing clients and expand our client base. We will continue to leverage technology through our direct marketing and online enrollment program, which provides an omni-channel capability to augment our proven advisor model.

Investment Management and Research—We will continue to build on AB’s heritage of research excellence and ingenuity to develop new actively managed solutions for which investors see value and are willing to pay a price premium over passively managed alternatives.

AB has a suite of actively managed, differentiated equity and fixed income services, delivering strong risk-adjusted returns. For instance, 92% of our fixed income services and 85% of our equity services have outperformed their benchmarks over the three-year period ended June 30, 2017.

In addition, our Multi-Asset Solutions group develops outcome-oriented services for institutional and retail clients, including innovative offerings such as our multi-manager target-date funds and our hedge fund replication strategies. We also have a diverse offering of alternative strategies with strong emerging track records that we expect to commercialize and grow over the next three years.

Protection Solutions—We will focus our strategy on asset accumulation segments that are less capital intensive, such as VUL and IUL insurance which offer attractive risk-adjusted returns. We plan to improve our segment Operating ROE and operating earnings over time through earnings generated from sales of our repositioned product portfolio and by proactively managing and optimizing our in-force book.

In 2015, we entered the employee benefits market and have been focused on growing our capabilities. Using our strong presence in the small and medium-sized businesses market, we have developed a differentiated value proposition for employers where margins remain attractive.

Continue to expand and deepen our distribution channels. Over the last three years, we have had strong sales growth while maintaining attractive risk-adjusted returns. The combination of a strong affiliated sales force, symbiotic third-party relationships, financial strength and innovative product design has allowed us to achieve this while shifting our mix of business towards less capital intensive products.

We see opportunities for continued growth by expanding our affiliated and third-party distribution channels. We plan to expand our third-party distribution footprint with select partners and grow our footprint in the fee-based registered investment adviser channel. We have a track record in building new channels such as selling retirement products through P&C firms, which commenced in 2011 and accounted for approximately $670 million of FYP in 2016.

We plan to enhance sales delivery through investments in automation, analytics and digital capabilities. In recent years, we have upgraded our financial planning tool software for our advisers, and built new distribution capabilities alongside our affiliated sales force such as our outbound customer relations unit.

At AB, we are investing in our distribution capabilities to accelerate growth of well-performing products in U.S. and European retail channels. We are building our institutional sales capability to drive increased penetration of Multi-Asset Solutions and alternatives and deploying digital technologies to accelerate growth in our Private Wealth Management division. In addition, we will continue to leverage AB’s leading position in certain Asian markets to distribute our differentiated equity and fixed income solutions.

Productivity Strategies

Enhance profitability through diligent focus on managing expenses while still delivering a best-in-class customer experience. Over the last five years, we have delivered approximately $400 million in productivity and efficiency gains, principally through right-sizing our organization, selectively outsourcing certain functions, reducing our real estate footprint and implementing information technology productivity measures. We see additional opportunities to improve profitability across our businesses through operating expense reductions, without impacting our ability to serve our existing clients and grow our businesses. In particular, we plan to:

•	Shift our real estate footprint away from the New York metropolitan area to provide space efficiencies and lower labor costs and, where possible, take advantage of state and local tax incentives;

•	Replace costly technology infrastructure with more efficient and more up-to-date alternatives, including cloud-based solutions, and use lean management and agile practices to both enhance service and reduce infrastructure cost;

•	Leverage new technologies to further drive productivity, including accelerating our eDelivery, self-service and paperless initiatives to both improve service and reduce operating costs; and

•	Expand existing outsourcing arrangements (currently several hundred roles supporting service and finance) to further improve cost competitiveness.

Capital Optimization

Optimize our General Account portfolio. Currently, we have an outsized position in U.S. Treasury bonds when compared to many of our principal competitors in the United States and a relatively short credit portfolio duration. Over time, we expect to gradually transition our portfolio to be in line with our economic liabilities and better optimize our capital under a U.S. framework. Principally, we plan to transition a portion of our investment portfolio from U.S. Treasury bonds to high quality investment grade corporate bonds, as well as extend our investment portfolio’s credit duration, resulting in a meaningful increase in the yield on our General Account assets.

Proactively manage our business portfolio. One of our primary objectives is to improve our financial performance. In addition to driving operating earnings, we plan to continue to proactively manage our in-force portfolio to ensure we optimize equity invested in our businesses. This includes market transactions, reinsurance and exercising contractual rights as appropriate. Underpinning this is our strong experience in managing our various portfolios through actions such as buyouts, fund substitutions and portfolio sales.

Return capital to stockholders. We will focus on returning excess capital to stockholders actively and prudently. Our expected sources of excess capital generation over the course of the next several years include cash flow generated by earnings associated with our diverse, seasoned portfolio of retirement and protection businesses and quarterly unitholder distributions from our economic interest in AB, of which more than half will be held outside of our insurance company subsidiaries after giving effect to the Reorganization Transactions.

Risk Management Strategy

Maintain risk management discipline. The goal of our risk management strategy is to protect capital, enable growth and achieve profitable results across various market cycles. For our variable annuity business, we use a dynamic hedging strategy to offset changes in the economic liability of our GMxB features due to changes in equity markets and interest rates. In addition, prospectively we plan to supplement this dynamic strategy with additional hedge positions to maintain a target asset level for all variable annuities at or above a CTE98 level under most economic scenarios, and to maintain a CTE95 level even in extreme scenarios. For our non-variable annuity insurance businesses, we aim to maintain a 350% RBC ratio, which, combined with the variable annuity capital would result in a Combined RBC Ratio in excess of 500% at the time of this offering.

In addition, we expect that our diverse, seasoned in-force book of business should continue to generate statutory earnings further bolstering our statutory capital position. We expect to have a debt to capital ratio that supports strong financial strength ratings.

We have enhanced our internal economic model to orient the company more toward U.S. regulatory and capital frameworks. Product pricing, new portfolio investments and capital distribution decisions are driven by this economic model and are designed to protect our economic solvency, honor our obligations to our clients and provide attractive risk-adjusted returns for our stockholders.

People Strategy

Raising likelihood of success through our people strategy. We understand that to execute our plan successfully we need not only a sound business strategy but an equally well-developed people strategy. In addition to ensuring strong alignment across our organization to our goals and strategies, we will continue our long-standing commitment to building a culture of inclusion, professional excellence and continuous learning. We are very pleased to have been recognized as a “Great Place to Work” in 2016 and 2017 by the Great Place to Work® Institute, an independent workplace authority. Professional development has always been a key part of our philosophy. For example, we were a founding partner with The American College of Financial Services in developing the Chartered Life Underwriter designation, which remains the industry standard. In addition to investing in our people’s development, we continually look for opportunities to bring in fresh talent to augment our team.

Financial Goals

We have designed our financial goals to maintain a strong balance sheet while delivering disciplined profitable growth. We have established the following financial goals which we believe best measure the execution of our business strategy and align with our stockholders’ interests:

•	Target asset level for all variable annuities at or above a CTE98 and a RBC ratio of 350% for our non-variable annuity insurance liabilities;

•	Target Total Operating ROE of by 2020, subject to market conditions; and

•	Return of capital to stockholders equal to at least 40-60% of our Total Operating Earnings on an annualized basis starting in 2018, including payment of a dividend.

These goals are based on certain assumptions, including assumptions regarding interest rates and market performance. Actual results related to these goals may vary depending on various factors, including actual capital market outcomes, changes in actuarial models or emergence of actual experience, changes in regulation as well as other risks and factors discussed in “Business—Financial Goals” and “Risk Factors.” Total Operating ROE and Total Operating Earnings are non-GAAP financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Measures.”

History and Development

We are, and until the consummation of this offering will continue to be, a wholly owned subsidiary of AXA, a worldwide leader in life, property and casualty and health insurance and asset management. AXA is headquartered in France, with operations in 64 countries and more than 165,000 employees, including our operations and employees. AXA operates primarily in Europe, North America, the Asia/Pacific region and, to a lesser extent, in other regions including the Middle East, Africa and Latin America. Neither AXA nor any affiliate of AXA will have any obligation to provide additional capital or credit support to us following the consummation of this offering.

Founded in 1859, our retirement and protection businesses distribute products to individuals and business owners through our affiliated distribution channel, AXA Advisors, and to the financial services market through our wholesalers serving third-party firms.

Our business also includes AB, of which we will own, as of the time of this offering, an approximate 65% economic interest, after giving effect to the Reorganization Transactions. Our economic interest will consist of approximately 64% of the AB Units and approximately 2.7% of the AB Holding Units. Our indirect, wholly owned subsidiary, AllianceBernstein Corporation, is the General Partner of AB with the authority to manage and control AB, and accordingly, AB is consolidated in our financial statements. AB has been in the investment management and research business for more than 50 years. ABLP is the operating partnership for the AB business, and AB Holding’s activities consist of owning AB Units and engaging in related activities. AB Holding Units trade on the New York Stock Exchange (“NYSE”) under the ticker symbol “AB”. AB Units do not trade publicly.

Organizational Structure

After the completion of this offering, we expect that AXA will hold approximately     % of our common stock (or     % if the underwriters exercise their option to purchase additional shares from the selling stockholder). As a result, we will be a “controlled company” within the meaning of                  rules, following the consummation of this offering. This status will allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to             -listed companies. See “Management—Corporate Governance.”

The following two charts illustrate our overall corporate organizational structure and our ownership structure of AB, after giving effect to the Reorganization Transactions and the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional shares from the selling stockholder. The charts reflect only certain of our subsidiaries and have been simplified for illustrative purposes.

Organizational Structure Following Completion of Offering and Reorganization Transactions

(1)	We intend to merge AXA Financial into Holdings after the consummation of this offering.
(2)	For details on our economic ownership and general partnership interest in AB, see the following chart “Ownership Structure of AB Following Completion of Offering and Reorganization Transactions.”

Ownership Structure of AB Following Completion of Offering and Reorganization Transactions

(1)	We intend to merge AXA Financial into Holdings after the consummation of this offering.
(2)	AllianceBernstein Corporation is the general partner of AB Holding and ABLP.
(3)	1.1% held by unaffiliated holders.

Our Corporate Information

Holdings is a Delaware corporation. Our principal executive offices are located at 1290 Avenue of the Americas, New York, New York 10104, and our telephone number is (212) 554-1234.

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, results of operations or financial condition that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•	Conditions in the global capital markets and the economy could materially and adversely affect our business, results of operations or financial condition;

•	Equity market declines and volatility may materially and adversely affect our business, results of operations or financial condition;

•	Interest rate fluctuations or prolonged periods of low interest rates may materially and adversely impact our business, results of operations or financial condition;

•	GMxB features within certain of our products may decrease our earnings, decrease our capitalization, increase the volatility of our results, result in higher risk management costs and expose us to increased counterparty risk;

•	This prospectus contains financial goals, reserves and cash flow projections, which are based on certain assumptions and estimates, including as to market conditions, likely utilization of GMxB product features, overall lapse rates and mortality and longevity experience. Our actual experience in the future may deviate from our assumptions and estimates and may impact our reserves, earnings, capitalization and volatility of our results and expose us to increased counterparty risk;

•	Our reinsurance and hedging programs may be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate;

•	We face competition from other insurance companies, banks, asset managers and other financial institutions, which may adversely impact our market share and consolidated results of operations;

•	Elements of our business strategy are new and may not be effective in accomplishing our objectives, and we may not be able to improve our Operating ROE as expected, including as a result of assumptions that may prove not to be accurate;

•	AB’s revenues and results of operations depend on the market value and composition of AB’s AUM, which can fluctuate significantly based on various factors, including many factors outside of its control;

•	The revenues generated by Bernstein Research Services may be adversely affected by circumstances beyond our control, including declines in brokerage transaction rates, declines in global market volumes and failure to settle our trades by significant counterparties;

•	Our inability to recruit, motivate and retain key employees and experienced and productive financial professionals may have a material adverse effect on our business, results of operations or financial condition;

•	Our retirement and protection businesses are heavily regulated, and changes in regulation and in supervisory and enforcement policies may limit our growth and have a material adverse effect on our business, results of operations or financial condition;

•	The amount of statutory capital that we have and the amount of statutory capital we must hold to meet our statutory capital requirements and our financial strength and credit ratings can vary significantly from time to time;

•	The ability of our insurance subsidiaries to pay dividends and other distributions to Holdings is limited by state insurance laws, and our insurance subsidiaries may not generate sufficient statutory earnings or have sufficient statutory surplus to enable them to pay ordinary dividends;

•	Our profitability may decline if mortality, longevity or persistency or other experience differ significantly from our pricing expectations or reserve assumptions;

•	The industry-wide shift from actively-managed investment services to passive services has adversely affected AB’s investment advisory and services fees, revenues and results of operations, and this trend may continue;

•	We and AXA and its affiliates provide a significant amount of AB’s AUM and fund a significant portion of AB’s seed investments, and, if we or they choose to terminate their investment advisory agreements or withdraw capital support, it could have a material adverse effect on AB’s business, results of operations or financial condition;

•	AB’s clients can withdraw the assets it manages on short notice, making its future client and revenue base unpredictable;

•	Changes in U.S. tax laws and regulations or interpretations thereof, including as a result of tax reform, could reduce our earnings and negatively impact our business, results of operations or financial condition, including by making our products less attractive to consumers;

•	Legal and regulatory actions could have a material adverse effect on our reputation, business, results of operations or financial condition;

•	During the course of preparing our first set of U.S. GAAP financial statements for this offering, we identified a material weakness in our internal control over financial reporting. If our remediation of this material weakness is not effective, we may not be able to report our results of operations or financial condition accurately or on a timely basis, which could adversely and materially affect investor confidence in us and, as a result, the price of our common stock;

•	Following the completion of this offering, AXA will continue to control us and may have conflicts of interest with other stockholders. Conflicts of interest may arise because affiliates of our controlling stockholder have continuing agreements and business relationships with us;

•	We may fail to replicate or replace functions, systems and infrastructure provided by AXA or certain of its affiliates (including through shared service contracts) or lose benefits from AXA’s global contracts, and AXA and its affiliates may fail to perform the services provided for in the Transition Services Agreement;

•	We may be subject to ongoing regulation as a result of AXA’s ownership of us following this offering and for as long as we are an affiliate of AXA; and

•	We expect to incur indebtedness in connection with the Recapitalization, which may increase our costs, and the degree to which we will be leveraged following completion of the Recapitalization and this offering may materially and adversely affect our business, results of operations, or financial condition.

THE OFFERING

Common stock offered by the selling stockholder	shares.

Common stock to be outstanding after this offering	shares.

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to an additional shares of common stock from the selling stockholder at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	We will not receive any proceeds from the sale of common stock in this offering; the selling stockholder will receive all of the proceeds from the sale of shares of our common stock.

Dividend policy	We intend to pay cash dividends on our common stock at an initial amount of approximately $ per share, although any declaration of dividends will be at the discretion of our board of directors (the “Board”) and will depend on our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by Delaware law, general business conditions and any other factors that the Board deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. See “Dividend Policy.”

Proposed stock exchange symbol	“ ”.

The number of shares of our common stock to be outstanding immediately following this offering is based on              shares outstanding as of                     , 2018, and excludes              shares of common stock reserved for future issuance following this offering under our equity plans.

Unless otherwise indicated, all information in this prospectus:

•	gives effect to a -for- stock split on our common stock to be effected prior to the consummation of this offering;

•	assumes no exercise by the underwriters of their option to purchase additional shares from the selling stockholder;

•	assumes that the initial public offering price of our common stock will be $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus); and

•	gives effect to amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the consummation of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The financial information for the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015 has been derived from the Company’s audited financial statements included elsewhere in this prospectus. The financial information for the six months ended June 30, 2017 and 2016 and as of June 30, 2017 has been derived from the unaudited financial statements included elsewhere in this prospectus. The financial information as of June 30, 2016 and December 31, 2014 has been derived from the unaudited financial statements not included herein. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the annual and interim financial statements included elsewhere in this prospectus. Historical results are not indicative of future operating results and results from interim periods are not indicative of full year results. The following consolidated statements of income (loss) and balance sheet data have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Statements of Income (Loss) Data
Revenues
Policy charges and fee income	$1,890	$1,801	$3,757	$3,650	$3,486
Premiums	542	542	1,063	1,058	1,086
Net derivative gains (losses)	819	67	(1,641)	(1,311)	923
Net investment income	1,583	1,806	2,665	2,450	3,395
Investment gains (losses), net
Total other-than-temporary impairment losses	(14)	(28)	(68)	(42)	(82)
Other investment gains (losses), net	(6)	2,040	2,051	27	40

Total investment gains (losses), net	(20)	2,012	1,983	(15)	(42)

Investment management and service fees	1,952	1,823	3,749	3,895	3,892
Other income	254	197	402	419	420

Total revenues	7,020	8,248	11,978	10,146	13,160

Benefits and Other Deductions
Policyholders’ benefits	2,844	2,530	3,316	3,489	4,359
Interest credited to policyholders’ account balances	703	522	1,145	1,044	1,089
Compensation and benefits	1,085	1,041	2,119	2,165	2,109
Commissions and distribution related payments	795	737	1,536	1,586	1,585
Interest expense	73	108	174	136	389
Amortization of deferred policy acquisition costs, net	(41)	(55)	230	(300)	(358)
Other operating costs and expenses	1,158	798	1,516	1,585	1,594

Total benefits and other deductions	6,617	5,681	10,036	9,705	10,767
Income (loss) from operations, before income taxes	403	2,567	1,942	441	2,393
Income tax (expense) benefit	45	(735)	(357)	217	(464)

Net income (loss)	448	1,832	1,585	658	1,929
Less: Net (income) loss attributable to the noncontrolling interest	(183)	(171)	(373)	(329)	(320)

Net income (loss) attributable to Holdings	$265	$1,661	$1,212	$329	$1,609

	June 30,	December 31,
	2017	2016	2015	2014
	(in millions)
Balance Sheet Data (at period end)
Assets
Total investments and cash and cash equivalents	$82,450	$77,960	$71,312	$70,428
Separate Account assets	118,599	113,150	109,198	112,886
Total assets	226,416	216,476	205,491	207,172
Liabilities
Short-term and long-term debt	1,684	1,605	1,786	1,963
Future policy benefits and other policyholders’ liabilities	30,941	30,271	29,972	28,477
Policyholders’ account balances	44,760	41,956	35,821	34,530
Equity
Total equity attributable to Holdings	12,213	11,336	10,400	10,907
Total equity attributable to Holdings, excluding Accumulated other comprehensive income (loss)	$12,566	$12,279	$11,077	$10,669

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions, except per share data)
Earnings Per Share Data
Earnings per share—Common stock
Basic	$217	$1,361	$993	$270	$1,319
Diluted	$217	$1,361	$993	$269	$1,318
Weighted average common shares outstanding	1.22	1.22	1.22	1.22	1.22

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Segment and Other Financial Data
Operating earnings (loss)
Individual Retirement	$561	$467	$1,176	$1,032	$788
Group Retirement	129	83	173	175	175
Investment Management and Research	90	77	161	172	172
Protection Solutions	(23)	42	(3)	107	186

Total segment operating earnings (loss)	$757	$669	$1,507	$1,486	$1,321

Corporate and Other	$(116)	$(146)	$(182)	$(131)	$(153)

Total Operating Earnings(1)	$641	$523	$1,325	$1,355	$1,168

(1)	Total Operating Earnings is a non-GAAP financial measure. For our definition and a reconciliation of Total Operating Earnings to net income (loss) attributable to Holdings for the periods presented, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Measures—Total Operating Earnings.”

	As of June 30,	As of December 31,
	2017	2016	2015	2014
	(in millions)
Assets Under Management
AB AUM
Total AB	$516,600	$480,200	$467,440	$474,000
Exclusion for General Account and Other	(54,845)	(51,545)	(48,405)	(48,802)
Exclusion for Separate Accounts	(32,088)	(31,827)	(31,163)	(33,252)

AB Third Party	$429,667	$396,828	$387,872	$391,946

Total Company AUM
AB Third Party	$429,667	$396,828	$387,872	$391,946
General Account and Other	82,450	77,961	71,313	70,428
Separate Accounts	118,599	113,150	109,198	112,886

Total AUM	$630,716	$587,939	$568,383	$575,260

SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed financial information presented below consists of the unaudited pro forma interim condensed balance sheet as of June 30, 2017, the unaudited pro forma interim condensed statements of income (loss) for the six months ended June 30, 2017 and the notes thereto, and the unaudited pro forma condensed statements of income (loss) for the year ended December 31, 2016 and the notes thereto. The unaudited pro forma condensed financial information should be read in conjunction with the information included under the headings, “The Reorganization Transactions,” “Recapitalization,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our annual and interim financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed statements of income (loss) for the year ended December 31, 2016 and the six months ended June 30, 2017 have been prepared to give effect to certain of the Reorganization Transactions as if these transactions had occurred on January 1, 2016. The unaudited pro forma condensed balance sheet as of June 30, 2017 gives effect to these transactions as if they had occurred on June 30, 2017. The pro forma adjustments that were made only represent those transactions which are directly attributable to this offering, factually supportable and expected to have a continuing impact on our results of operations.

The unaudited pro forma condensed financial information is presented for informational purposes only and does not purport to represent our financial condition or our results of operations had these transactions occurred on or as of the dates noted above or to project the results for any future date or period. The unaudited pro forma condensed financial information has been prepared in accordance with Regulation S-X. Actual results may differ from the pro forma adjustments.

	Pro forma
	Six months ended June 30, 2017	Year ended December 31, 2016
	(in millions)
Statement of Income (Loss) Data
Premiums	$542	$1,063
Policy charges and fee income	1,890	3,757
Net investment income (loss) and Net derivative gains (losses)	2,372	962
Total Investment gains / (losses), net	(20)	1,983
Commissions, fees and other income	2,206	4,151

Total revenues	$6,990	$11,916

Benefits and Other Deductions
Policyholders’ benefits	$2,844	$3,316
Interest credited to policyholders’ account balances	703	1,145
Commissions and distribution related payments	795	1,536
Compensation and benefits	1,085	2,119
Operating costs and other expenses	1,158	1,516
Amortization of DAC, net	(41)	230
Interest expense	107	250

Total benefits and other deductions	$6,651	$10,112

Income (loss) from operations, before income taxes	$339	$1,804
Income tax (expense) benefit	44	(362)

Net income (loss)	383	1,442
Less: net (income) loss attributable to the noncontrolling interest	(120)	(230)

Net income (loss) attributable to Holdings	$263	$1,212

Pro forma As of June 30, 2017
(in millions)
Balance Sheet Data (at period end)
Total investments	$76,263
Cash, cash equivalents and securities segregated, at fair value	8,860
Loans to affiliates	—
Current and deferred income taxes	(44)
Other assets	22,687
Separate Account assets	118,599

Total assets	$226,365

Future policy benefits and other policyholders’ liabilities	$30,941
Policyholders’ account balances	44,760
Short-term and long-term debt	5,262
Loans from affiliates	—
Other liabilities	11,836
Separate Account liabilities	118,599

Total liabilities	$211,398

Redeemable noncontrolling interest	361

Total equity attributable to Holdings	$13,143

Noncontrolling interest	1,463

Total Equity	$14,606

Total liabilities, noncontrolling interest and equity	$226,365

	Pro forma
	Six months ended June 30, 2017	Year ended December 31, 2016
	(in millions)
Other Pro Forma Data
Pro Forma Total Operating Earnings(1)	$639	$1,315

(1)	Total Operating Earnings is a non-GAAP financial measure. For our definition of Total Operating Earnings, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Measures—Total Operating Earnings.” The following table provides a reconciliation of pro forma Total Operating Earnings to pro forma net income (loss) attributable to Holdings:

	Pro forma
	Six months ended June 30, 2017	Year ended December 31, 2016
	(in millions)
Pro Forma Net income (loss) attributable to Holdings	$263	$1,212
Adjustments:
Adjustments related to GMxB features	174	2,044
Investment gains (losses)	20	(1,993)
Investment income from certain derivatives instruments	9	6
Net actuarial gains (loss) related to pension and other post-retirement benefit obligations	67	141
Other adjustments to Total Operating Earnings	398	33
Income tax (expense) benefit from above adjustments and non-recurring tax items	(292)	(128)

Pro Forma Total Operating Earnings	$639	$1,315

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information contained in this prospectus, including our annual and interim financial statements, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations or cash flows. In any such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to Our Consolidated Business

Risks Relating to Conditions in the Financial Markets and Economy

Conditions in the global capital markets and the economy could materially and adversely affect our business, results of operations or financial condition.

Our business, results of operations or financial condition are materially affected by conditions in the global capital markets and the economy generally. A wide variety of factors continue to impact economic conditions and consumer confidence. These factors include, among others, concerns over the pace of economic growth in the United States, equity market performance, continued low interest rates, uncertainty regarding the U.S. Federal Reserve’s plans to further raise short-term interest rates, the strength of the U.S. dollar, uncertainty created by the actions the Trump administration and Congress may pursue, global economic factors including quantitative easing or similar programs by major central banks or the unwinding of quantitative easing or similar programs, the United Kingdom’s vote to exit (“Brexit”) from the European Union (the “EU”) and other geopolitical issues. Given our interest rate and equity market exposure in our investment and derivatives portfolios and many of our products, these factors could have a material adverse effect on us. Our revenues may decline, our profit margins could erode and we could incur significant losses. The value of our investments and derivatives portfolios may also be impacted by reductions in price transparency, changes in the assumptions or methodology we use to estimate fair value and changes in investor confidence or preferences, which could potentially result in higher realized or unrealized losses and have a material adverse effect on our business, results of operations or financial condition. Market volatility may also make it difficult to transact in or to value certain of our securities if trading becomes less frequent.

Factors such as consumer spending, business investment, government debt and spending, the volatility and strength of the equity markets, interest rates, deflation and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our retirement, protection or investment products and our investment returns could be materially and adversely affected. The profitability of many of our retirement, protection and investment products depends in part on the value of the General Account and Separate Accounts supporting them, which may fluctuate substantially depending on any of the foregoing conditions. In addition, a change in market conditions could cause a change in consumer sentiment and adversely affect sales and could cause the actual persistency of these products to vary from their anticipated persistency (the probability that a product will remain in force from one period to the next) and adversely affect profitability. Changing economic conditions or adverse public perception of financial institutions can influence customer behavior, which can result in, among other things, an increase or decrease in the levels of claims, lapses, deposits, surrenders and withdrawals in certain products, any of which could adversely affect profitability. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. In addition, market conditions may affect the availability and cost of reinsurance protections and the availability and performance of hedging instruments in ways that could materially and adversely affect our profitability.

Accordingly, both market and economic factors may affect our business results by adversely affecting our business volumes, profitability, cash flow, capitalization and overall financial condition. Disruptions in one market or asset class can also spread to other markets or asset classes. Upheavals and stagnation in the financial markets could also materially affect our financial condition (including our liquidity and capital levels) as a result of the impact of such events on our assets and liabilities.

Equity market declines and volatility may materially and adversely affect our business, results of operations or financial condition.

The S&P 500, the Dow Jones Industrial Average and the Nasdaq Composite are on an eight-year bull market run and are at or near record high levels. A market correction or bear market could materially and adversely affect our business, results of operations or financial condition. Declines or volatility in the equity markets can negatively impact our investment returns as well as our business, results of operations or financial condition. For example, equity market declines or volatility could, among other things, decrease the AV of our annuity and variable life contracts which, in turn, would reduce the amount of revenue we derive from fees charged on those account and asset values. Our variable annuity business in particular is highly sensitive to equity markets, and a sustained weakness or stagnation in the equity markets could decrease our revenues and earnings with respect to those products. At the same time, for variable annuity contracts that include GMxB features, equity market declines increase the amount of our potential obligations related to such GMxB features and could increase the cost of executing GMxB-related hedges beyond what was anticipated in the pricing of the products being hedged. This could result in an increase in claims and reserves related to those contracts, net of any reinsurance reimbursements or proceeds from our hedging programs. We may not be able to effectively mitigate, including through our hedging strategies, and we may sometimes choose based on economic considerations and other factors not to fully mitigate the equity market volatility of our portfolio. Equity market declines and volatility may also influence policyholder behavior, which may adversely impact the levels of surrenders, withdrawals and amounts of withdrawals of our annuity and variable life contracts or cause policyholders to reallocate a portion of their account balances to more conservative investment options (which may have lower fees), which could negatively impact our future profitability or increase our benefit obligations particularly if they were to remain in such options during an equity market increase. Market volatility can negatively impact the value of equity securities we hold for investment which could in turn reduce the statutory capital of certain of our insurance subsidiaries. In addition, equity market volatility could reduce demand for variable products relative to fixed products, lead to changes in estimates underlying our calculations of DAC that, in turn, could accelerate our DAC amortization and reduce our current earnings and result in changes to the fair value of our GMIB reinsurance contracts and GMxB liabilities, which could increase the volatility of our earnings. Lastly, periods of high market volatility or adverse conditions could decrease the availability or increase the cost of derivatives.

Interest rate fluctuations or prolonged periods of low interest rates may materially and adversely impact our business, consolidated results of operations or financial condition.

We are affected by the monetary policies of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the Federal Reserve Bank of New York (collectively, with the Federal Reserve Board, the “Federal Reserve”) and other major central banks, including the unwinding of quantitative easing programs, as such policies may adversely impact the level of interest rates and, as discussed below, the income we earn on our investments or the level of product sales.

Some of our retirement and protection products and certain of our investment products, and our investment returns, are sensitive to interest rate fluctuations, and changes in interest rates may adversely affect our investment returns and results of operations, including in the following respects:

•	changes in interest rates may reduce the spread on some of our products between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on our General Account investments supporting the contracts. When interest rates decline, we have to reinvest the cash income from our investments in lower yielding instruments, potentially reducing net investment income. Since many of our policies and contracts have guaranteed minimum interest or crediting rates or limit the resetting of interest rates, the spreads could decrease and potentially become negative. When interest rates rise, we may not be able to quickly replace the assets in our General Account with higher yielding assets needed to fund the higher crediting rates necessary to keep these products and contracts competitive, which may result in higher lapse rates;

•	when interest rates rise rapidly, policy loans and surrenders and withdrawals of annuity contracts and life insurance policies may increase as policyholders seek to buy products with perceived higher returns, requiring us to sell investment assets potentially resulting in realized investment losses, or requiring us to accelerate the amortization of DAC, which could reduce our net income;

•	a decline in interest rates accompanied by unexpected prepayments of certain investments may result in reduced investment income and a decline in our profitability. An increase in interest rates accompanied by unexpected extensions of certain lower yielding investments may result in a decline in our profitability;

•	changes in the relationship between long-term and short-term interest rates may adversely affect the profitability of some of our products;

•	changes in interest rates could result in changes to the fair value of our GMIB reinsurance contracts asset, which could increase the volatility of our earnings. Higher interest rates reduce the value of the GMIB reinsurance contract asset which reduces our earnings, while lower interest rates increase the value of the GMIB reinsurance contract asset which increases our earnings;

•	changes in interest rates could result in changes to the fair value liability of our variable annuity GMxB business. Higher interest rates decrease the fair value liability of our GMxB variable annuity business, which increases our earnings; while lower interest rates increase the fair value liability of our GMxB variable annuity business, which decreases our earnings;

•	changes in interest rates may adversely impact our liquidity and increase our costs of financing and the cost of some of our hedges;

•	our mitigation efforts with respect to interest rate risk are primarily focused on maintaining an investment portfolio with diversified maturities that has a weighted average duration that is within an acceptable range of the duration of our estimated liability cash flow profile given our risk appetite. However, our estimate of the liability cash flow profile may turn out to be inaccurate. In addition, there are practical and capital market limitations on our ability to accomplish this objective. Due to these and other factors we may need to liquidate investments prior to maturity at a loss in order to satisfy liabilities or be forced to reinvest funds in a lower rate environment;

•	we may not be able to effectively mitigate, including through our hedging strategies, and we may sometimes choose based on economic considerations and other factors not to fully mitigate or to increase, the interest rate risk of our assets relative to our liabilities; and

•	for certain of our products, a delay between the time we make changes in interest rate and other assumptions used for product pricing and the time we are able to reflect these assumptions in products available for sale may negatively impact the long-term profitability of products sold during the intervening period.

Recent periods have been characterized by low interest rates. A prolonged period during which interest rates remain low may result in greater costs associated with our variable annuity products with GMxB features; higher costs for some derivatives instruments used to hedge certain of our product risks; or shortfalls in investment income on assets supporting policy obligations as our portfolio earnings decline over time, each of which may require us to record charges to increase reserves. In addition, an extended period of declining interest rates or a prolonged period of low interest rates may also cause us to change our long-term view of the interest rates that we can earn on our investments. Such a change in our view would cause us to change the long-term interest rate that we assume in our calculation of insurance assets and liabilities under U.S. GAAP. Any future revision would result in increased reserves, accelerated amortization of DAC and other unfavorable consequences. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and an extended period of low interest rates may increase the statutory capital we are required to hold and the amount of assets we must maintain to support statutory reserves. In addition to compressing spreads and reducing net investment income, such an environment may cause certain policies to remain in force for longer periods than we anticipated in our pricing, potentially resulting in greater claims costs than we expected and resulting in lower overall returns on business in force.

We manage interest rate risk as part of our asset and liability management strategies, which include (i) maintaining an investment portfolio with diversified maturities that has a weighted average duration that is within an acceptable range of the duration of our estimated liability cash flow profile given our risk appetite and (ii) our hedging programs. For certain of our liability portfolios, it is not possible to invest assets to the full liability duration, thereby creating some asset/liability mismatch. Where a liability cash flow may exceed the maturity of available assets, as is the case with certain retirement products, we may support such liabilities with equity investments, derivatives or interest rate mismatch strategies. We take measures to manage the economic risks of investing in a changing interest rate environment, but we may not be able to mitigate the interest rate risk of our fixed income investments relative to our interest sensitive liabilities. Widening credit spreads, if not offset by equal or greater declines in the risk-free interest rate, would also cause the total interest rate payable on newly issued securities to increase, and thus would have the same effect as an increase in underlying interest rates.

Market conditions and other factors could materially and adversely affect our goodwill, which in turn could materially and adversely affect our business, results of operations or financial condition.

Business and market conditions may impact the amount of goodwill we carry in our consolidated balance sheet related to the Investment Management and Research segment. To the extent that securities valuations are depressed for prolonged periods of time or market conditions deteriorate, or that AB experiences significant net redemptions, its AUM, revenues, profitability and unit price will be adversely affected. Although the price of an AB Holding Unit is just one factor in the calculation of fair value of AB Holding Units and AB Units, if AB Holding Unit price levels were to decline significantly, reaching the conclusion that fair value exceeds carrying value will, over time, become more difficult. In addition, control premiums, industry earnings multiples and discount rates are impacted by economic conditions. As a result, subsequent impairment tests may occur more frequently and be based on more negative assumptions and future cash flow projections, and may result in an impairment of goodwill. An impairment may result in a material charge to our earnings, which would materially and adversely affect our business, results of operations or financial condition.

Because the value of certain of our businesses is significantly impacted by such factors as the state of the financial markets and ongoing operating performance, significant deterioration or prolonged weakness in the financial markets or economy generally, or our failure to meet financial and operating targets, could adversely impact goodwill impairment testing and also may require more frequent testing for impairment. Any impairment would reduce the recorded goodwill amount with a corresponding charge to earnings, which could be material.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, our access to capital and our cost of capital.

The capital and credit markets may experience, and have experienced, varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. We need liquidity to pay our operating expenses (including potential hedging losses), interest expenses and any distributions on our capital stock and to capitalize our insurance subsidiaries. Without sufficient liquidity, we could be required to curtail our operations and our business would suffer. In addition, following this offering, AXA will not guarantee the indebtedness we issue or borrow or provide intra-company financing, and we will need to rely on the capital markets and third-party lenders.

While we expect that our future liquidity needs will be satisfied primarily through cash generated by our operations, borrowings from third parties and dividends and distributions from our subsidiaries, it is possible that the level of cash and securities we maintain when combined with expected cash inflows from investments and operations will not be adequate to meet our anticipated short-term and long-term benefit and expense payment obligations. If current resources are insufficient to satisfy our needs, we may access financing sources such as bank debt or the capital markets. The availability of additional financing would depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, interest rates, credit spreads, our credit ratings and credit capacity, as well as the possibility that our stockholders, customers or lenders could develop a negative perception of our long- or short-term financial prospects if we incur large investment losses or if the level of our business activity decreases due to a market downturn. Similarly, our access to funds may be rendered more costly or impaired if rating agencies downgrade our ratings or if regulatory authorities take certain actions against us. If we are unable to access capital markets to issue new debt, refinance existing debt or sell additional shares as needed, or if we are unable to obtain such financing on acceptable terms, our business could be adversely impacted.

Volatility in the capital markets may also consume liquidity as we pay hedge losses and meet collateral requirements related to market movements. Our subsidiaries maintain hedging programs to reduce their net economic exposure under long-term liabilities to risk factors such as interest rates and equity market levels. We expect these hedging programs to incur losses in certain market scenarios, creating a need to pay cash settlements or post collateral to counterparties. Although our liabilities will also be reduced in these scenarios, this reduction is not immediate, and so in the short term hedging losses will reduce available liquidity. Liquidity may also be consumed by increased required contributions to captive reinsurance trusts. For more details, see “—Risks Relating to Our Retirement and Protection Businesses—Risks Relating to Our Reinsurance and Hedging Programs—Our reinsurance arrangements with affiliated captives may be adversely impacted by changes to policyholder behavior assumptions under the reinsured contracts, the performance of their hedging program, their liquidity needs, their overall financial results and changes in regulatory requirements regarding the use of captives.”

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counter-balance the consequences of losses or increased regulatory reserves and rating agency capital requirements. This could force us to (i) delay raising capital, (ii) miss payments on our debt or reduce or eliminate dividends paid on our capital stock, (iii) issue capital of different types or under different terms than we would otherwise or (iv) incur a higher cost of capital than would prevail in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our business, results of operations, financial condition, liquidity, statutory capital or rating agency capital position could be materially and adversely affected by disruptions in the financial markets.

Future changes in our credit ratings are possible, and any downgrade to our ratings is likely to increase our borrowing costs and limit our access to the capital markets and could be detrimental to our business relationships with distribution partners. If this occurs, we may be forced to incur unanticipated costs or revise our strategic plans, which could materially and adversely affect our business, results of operations or financial condition.

Risks Relating to Our Operations

As a holding company, Holdings depends on the ability of its subsidiaries to transfer funds to it to meet its obligations.

Holdings is the holding company for all of our operations and is a legal entity separate from its subsidiaries. Dividends and other distributions from Holdings’ subsidiaries are the principal sources of funds available to Holdings to pay principal and interest on its outstanding indebtedness, to pay corporate operating expenses, to pay any stockholder dividends, to repurchase stock and to meet its other obligations. The inability to receive dividends from our subsidiaries could have a material adverse effect on our business, results of operations or financial condition.

The subsidiaries of Holdings have no obligation to pay amounts due on the debt of Holdings or to make funds available to Holdings for such payments. For our insurance and other subsidiaries, the principal sources of liquidity are fee income, insurance premiums and investment income. The ability of our subsidiaries to pay dividends or other distributions to Holdings in the future will depend on their earnings, tax considerations, covenants contained in any financing or other agreements and applicable regulatory restrictions. In addition, such payments may be limited as a result of claims against our subsidiaries by their creditors, including suppliers, vendors, lessors and employees. The ability of our insurance subsidiaries to pay dividends and make other distributions to Holdings will further depend on their ability to meet applicable regulatory standards and receive regulatory approvals, as discussed below under “—Risks Relating to Our Retirement and Protection Businesses—Risks Relating to the Products We Offer, Our Structure and Product Distribution—The ability of our insurance subsidiaries to pay dividends and other distributions to Holdings is limited by state insurance laws, and our insurance subsidiaries may not generate sufficient statutory earnings or have sufficient statutory surplus to enable them to pay ordinary dividends.” For example, a significant portion of our economic ownership interest and all of our general partnership interest in AB are held directly or indirectly by our insurance company subsidiaries. Any dividends paid by AB to our insurance company subsidiaries will be subject to applicable regulatory restrictions on dividends of those subsidiaries and may not be available to Holdings.

If the ability of our insurance or non-insurance subsidiaries to pay dividends or make other distributions or payments to Holdings is materially restricted by regulatory requirements, other cash needs, bankruptcy or insolvency, or our need to maintain the financial strength ratings of our insurance subsidiaries, or is limited due to operating results or other factors, we may be required to raise cash through the incurrence of debt, the issuance of equity or the sale of assets. However, there is no assurance that we would be able to raise sufficient cash by these means. This could materially and adversely affect our ability to pay our obligations.

We expect to incur indebtedness in connection with the Recapitalization, which will increase our costs, and the degree to which we will be leveraged following completion of the Recapitalization may materially and adversely affect our business, results of operations or financial condition.

We expect to incur indebtedness in connection with the Recapitalization, and we will use a significant portion of the proceeds of such indebtedness to replace financing that is provided or guaranteed by AXA and its affiliates. We have historically relied upon AXA for financing and for other financial support functions. After this offering, we will not be able to rely on AXA’s earnings, assets or cash flow, and we will be responsible for servicing our own indebtedness, obtaining and maintaining sufficient working capital and paying any dividends. In addition, despite our indebtedness levels, we may be able to incur substantially more indebtedness under the terms of our debt agreements. Any such incurrence of additional indebtedness may increase the risks created by our level of indebtedness.

Our ability to make payments on and to refinance our indebtedness, including the debt retained or incurred pursuant to the Recapitalization as well as any future indebtedness that we may incur, will depend on our ability to generate cash in the future from operations, financing or asset sales. Our ability to generate cash to meet our debt obligations in the future is sensitive to capital market returns, primarily due to our variable annuity business.

Overall, our ability to generate cash is subject to general economic, financial market, competitive, legislative, regulatory, client behavior and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take unfavorable actions, including significant business and legal entity restructuring, limited new business investment, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the insurance industry could be impaired. In the event we default, the lenders who hold our debt could also accelerate amounts due, which could potentially trigger a default or acceleration of the maturity of our other debt.

In addition, the level of our indebtedness could put us at a competitive disadvantage compared to our competitors that are less leveraged than us. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. The level of our indebtedness could also impede our ability to withstand downturns in our industry or the economy in general.

Elements of our business strategy are new and may not be effective in accomplishing our objectives, and we may not be able to improve our consolidated Operating ROE as expected, including as a result of assumptions that may prove not to be accurate.

We intend to use our competitive strengths to grow our earnings base and actively manage our capital with the goal of generating attractive risk-adjusted returns for our stockholders. We will seek to achieve this growth by increasing sales through organic growth, by diversifying our product offerings and leveraging and expanding our distribution platform, executing on expense optimization initiatives, optimizing our General Account portfolio, actively managing risk to protect capital and returning capital to our stockholders. See “Business—Our Strategy.”

There can be no assurance that our strategy will be successful, as it may not adequately alleviate the risks relating to volatility of, and capital requirements with respect to, variable annuities and the risk of loss with respect to the use of derivatives in hedging transactions. We may not be able to reduce our operating expenses to the extent we expect or without impacting our ability to serve our clients and grow our businesses. In addition, we may not be successful in increasing the return on our General Account meaningfully or at all. Moreover, our ability to pay dividends or repurchase shares is subject to certain restrictions and limitations, including as a result of regulatory requirements, which may prevent us from returning the expected or any capital to our stockholders for the indefinite future. For these reasons, no assurances can be given that we will be able to execute our strategy or that our strategy will achieve our objectives, including our financial goals.

We have established certain financial goals, including targeted consolidated Operating ROE and return of capital to stockholders, that we believe measure the execution of our strategy, as set forth in “Business—Financial Goals.” These goals are based on a number of important assumptions, including assumptions regarding interest rates and market performance. Actual results related to these goals may vary depending on various factors, including actual capital market outcomes, changes in actuarial models or emergence of actual experience, changes in regulation as well as other risks and factors discussed in “Business—Financial Goals.” There can be no assurance that we will achieve those financial goals.

Failure to protect the confidentiality of customer information or proprietary business information could adversely affect our reputation and have a material adverse effect on our business, results of operations or financial condition.

Our businesses and relationships with customers are dependent upon our ability to maintain the confidentiality of our and our customers’ proprietary business and confidential information (including customer transactional data and personal data about our employees, our customers and the employees and customers of our customers). Pursuant to federal laws, various federal regulatory and law enforcement agencies have established rules protecting the privacy and security of personal information. In addition, most states, including New York and Arizona, have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information.

We retain confidential information in our information systems and in cloud-based systems (including customer transactional data and personal information about our customers, the employees and customers of our customers, and our own employees). We rely on commercial technologies and third parties to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our information systems, or the cloud-based systems we use, could access, view, misappropriate, alter or delete any information in the systems, including personally identifiable customer information and proprietary business information. It is possible that an employee, contractor or representative could, intentionally or unintentionally, disclose or misappropriate personal information or other confidential information. Our employees, distribution partners and other vendors may use portable computers or mobile devices which may contain similar information to that in our information systems, and these devices have been and can be lost, stolen or damaged. In addition, an increasing number of states require that customers be notified if a security breach results in the inappropriate disclosure of personally identifiable customer information. Any compromise of the security of our information systems, or the cloud-based systems we use, through cyber-attacks or for any other reason that results in inappropriate disclosure of personally identifiable customer information could damage our reputation in the marketplace, deter people from purchasing our products, subject us to significant civil and criminal liability and require us to incur significant technical, legal and other expenses any of which could have a material adverse effect on our reputation, business, results of operations or financial condition.

Our own operational failures or those of service providers on which we rely, including failures arising out of human error, could disrupt our business, damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

Weaknesses or failures in our internal processes or systems could lead to disruption of our operations, liability to clients, exposure to disciplinary action or harm to our reputation. Our business is highly dependent on our ability to process, on a daily basis, large numbers of transactions, many of which are highly complex, across numerous and diverse markets. These transactions generally must comply with client investment guidelines, as well as stringent legal and regulatory standards.

Weaknesses or failures within a vendor’s internal processes or systems, or inadequate business continuity plans, can materially disrupt our business operations. In addition, vendors may lack the necessary infrastructure or resources to effectively safeguard our confidential data. If we are unable to effectively manage the risks associated with such third-party relationships, we may suffer fines, disciplinary action and reputational damage.

Our obligations to clients require us to exercise skill, care and prudence in performing our services. The large number of transactions we process makes it highly likely that errors will occasionally occur. If we make a mistake in performing our services that causes financial harm to a client, we have a duty to act promptly to put the client in the position the client would have been in had we not made the error. The occurrence of mistakes, particularly significant ones, can have a material adverse effect on our reputation, business, results of operations or financial condition.

Our information systems may fail or their security may be compromised, which could materially and adversely impact our business, results of operations or financial condition.

Our business is highly dependent upon the effective operation of our information systems. We also have arrangements in place with outside vendors and other service providers through which we share and receive information. We rely on these systems throughout our business for a variety of functions, including processing claims and applications, providing information to customers and third-party distribution firms, performing actuarial analyses and modeling, hedging, performing operational tasks (e.g., processing transactions and calculating net asset value) and maintaining financial records. Our information systems and those of our outside vendors and service providers may be vulnerable to physical or cyber-attacks, computer viruses or other computer related attacks, programming errors and similar disruptive problems. In some cases, such physical and electronic break-ins, cyber-attacks or other security breaches may not be immediately detected. In addition, we could experience a failure of one or these systems, our employees or agents could fail to monitor and implement enhancements or other modifications to a system in a timely and effective manner, or our employees or agents could fail to complete all necessary data reconciliation or other conversion controls when implementing a new software system or implementing modifications to an existing system. The failure of these systems for any reason could cause significant interruptions to our operations, which could result in a material adverse effect on our business, results of operations or financial condition.

Many of the software applications that we use in our business are licensed from, and supported, upgraded and maintained by, vendors. A suspension or termination of certain of these licenses or the related support, upgrades and maintenance could cause temporary system delays or interruptions. Additionally, technology rapidly evolves and we cannot guarantee that our competitors may not implement more advanced technology platforms for their products and services, which may place us at a competitive disadvantage and materially and adversely affect our results of operations and business prospects.

Our service providers, including service providers to whom we outsource certain of our functions, are also subject to the risks outlined above, any one of which could result in our incurring substantial costs and other negative consequences, including a material adverse effect on our business, results of operations or financial condition.

On February 16, 2017, the NYDFS issued final Cybersecurity Requirements for Financial Services Companies that require banks, insurance companies and other financial services institutions regulated by the NYDFS, including us, to, among other things, establish and maintain a cybersecurity policy “designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry.” The regulation went into effect on March 1, 2017 and has transition periods ranging from 180 days to two years. We have a cybersecurity policy in place outlining our policies and procedures for the protection of our information systems and information stored on those systems that comports with the regulation. In addition to New York’s cybersecurity regulation, the NAIC recently adopted the Insurance Data Security Model Law in October 2017. Under the model law, companies that are compliant with the NYDFS cybersecurity regulation are deemed also to be in compliance with the model law. The purpose of the model law is to establish standards for data security and for the investigation and notification of insurance commissioners of cybersecurity events involving unauthorized access to, or the misuse of, certain nonpublic information. We expect that states will begin adopting the model law, although it cannot be predicted whether or not, or in what form or when, they will do so. We are currently evaluating these regulations and their potential impact on our operations, and, with respect to the NYDFS regulations, we have already begun implementing compliance procedures for those portions of the regulation not subject to a transition period. Depending on our assessment of these and other potential implementation requirements, we and other financial services companies may be required to incur significant expense in order to comply with these regulatory mandates.

Central banks in Europe and Japan have in recent years begun to pursue negative interest rate policies, and the Federal Open Market Committee has not ruled out the possibility that the Federal Reserve would adopt a negative interest rate policy for the United States, at some point in the future, if circumstances so warranted. Because negative interest rates are largely unprecedented, there is uncertainty as to whether the technology used by financial institutions, including us, could operate correctly in such a scenario. Should negative interest rates emerge, our hardware or software, or the hardware or software used by our contractual counterparties and financial services providers, may not function as expected or at all. In such a case, our business, results of operations or financial condition could be materially and adversely affected.

We face competition from other insurance companies, banks, asset managers and other financial institutions, which may adversely impact our market share and consolidated results of operations.

There is strong competition among insurers, banks, asset managers, brokerage firms and other financial institutions and financial services providers seeking clients for the types of products and services we provide. Competition is intense among a broad range of financial institutions and other financial service providers for retirement and other savings dollars. As a result, this competition makes it especially difficult to provide unique retirement and protection or asset management products because, once such products are made available to the public, they often are reproduced and offered by our competitors. As with any highly competitive market, competitive pricing structures are important. If competitors charge lower fees for similar products or strategies, we may decide to reduce the fees on our own products or strategies (either directly on a gross basis or on a net basis through fee waivers) in order to retain or attract customers. Such fee reductions, or other effects of competition, could have a material adverse effect on our business, results of operations or financial condition.

Competition may adversely impact our market share and profitability. Many of our competitors are large and well-established and some have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have greater financial resources, have higher claims-paying or credit ratings, have better brand recognition or have more established relationships with clients than we do. We may also face competition from new market entrants or non-traditional or online competitors, which may have a material adverse effect on our business.

Our ability to compete is dependent on numerous factors including, among others, the successful implementation of our strategy; our financial strength as evidenced, in part, by our financial and claims-paying ratings; new regulations or different interpretations of existing regulations; our access to diversified sources of distribution; our size and scale; our product quality, range, features/functionality and price; our ability to bring customized products to the market quickly; our technological capabilities; our ability to explain complicated products and features to our distribution channels and customers; crediting rates on our fixed products; the visibility, recognition and understanding of our brands in the marketplace; our reputation and quality of service; the tax-favored status certain of our products receive under current federal and state laws; and, with respect to variable annuity and insurance products, mutual funds and other investment products, investment options, flexibility and investment management performance.

Many of our competitors also have been able to increase their distribution systems through mergers, acquisitions, partnerships or other contractual arrangements. Furthermore, larger competitors may have lower operating costs and have an ability to absorb greater risk, while maintaining financial strength ratings, allowing them to price products more competitively. These competitive pressures could result in increased pressure on the pricing of certain of our products and services, and could harm our ability to maintain or increase profitability. In addition, if our financial strength and credit ratings are lower than our competitors, we may experience increased surrenders or a significant decline in sales. The competitive landscape in which we operate may be further affected by government sponsored programs or regulatory changes in the United States and similar governmental actions outside of the United States. Competitors that receive governmental financing, guarantees or other assistance, or that are not subject to the same regulatory constraints, may have or obtain pricing or other competitive advantages. Due to the competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete within the industry or that competition will not materially and adversely impact our business, results of operations or financial condition.

We may also face competition from new entrants into our markets, many of whom are leveraging digital technology that may challenge the position of traditional financial service companies, including us, by providing new services or creating new distribution channels.

Our inability to recruit, motivate and retain key employees and experienced and productive financial professionals may have a material adverse effect on our business, results of operations or financial condition.

Our business depends on our ability to attract, motivate and retain highly skilled, and often highly specialized, technical, investment, managerial and executive personnel, and there is no assurance that we will be able to do so. Financial professionals associated with AXA Advisors, AXA Network and Bernstein financial advisors and our key employees are key factors driving our sales. AB’s professionals often maintain strong, personal relationships with investors in AB’s products and other members of the business community so their departure may cause AB to lose client accounts or result in fewer opportunities to win new business. Intense competition exists among insurers and other financial services companies for financial professionals and key employees. Companies compete for financial professionals principally with respect to compensation policies, products and sales support. Competition is particularly intense in the hiring and retention of experienced financial professionals. Our ability to incentivize our employees and financial professionals may be adversely affected by tax reform. We cannot provide assurances that we will be successful in our respective efforts to recruit, motivate and retain key employees and top financial professionals and the loss of such employees and professionals could have a material adverse effect on our business, results of operations or financial condition.

We also rely upon the knowledge and experience of employees involved in functions that require technical expertise in order to provide for sound operational controls for our overall enterprise, including the accurate and timely preparation of required regulatory filings and U.S. GAAP and statutory financial statements and operation of internal controls. A loss of such employees, including as a result of shifting our real estate footprint away from the New York metropolitan area, could adversely impact our ability to execute key operational functions and could adversely affect our operational controls, including internal control over financial reporting.

Misconduct by our employees or financial professionals could expose us to significant legal liability and reputational harm.

Past or future misconduct by our employees, financial professionals, agents, intermediaries, representatives of our broker-dealer subsidiaries or employees of our vendors could result in violations of law by us or our subsidiaries, regulatory sanctions or serious reputational or financial harm and the precautions we take to prevent and detect this activity may not be effective in all cases. We employ controls and procedures designed to monitor employees’ and financial professionals’ business decisions and to prevent us from taking excessive or inappropriate risks, but employees may take such risks regardless of such controls and procedures. Our compensation policies and practices are reviewed by us as part of our overall risk management program, but it is possible that such compensation policies and practices could inadvertently incentivize excessive or inappropriate risk taking. If our employees or financial professionals take excessive or inappropriate risks, those risks could harm our reputation, subject us to significant civil or criminal liability and require us to incur significant technical, legal and other expenses.

We may engage in strategic transactions that could pose risks and present financial, managerial and operational challenges.

We may consider potential strategic transactions, including acquisitions, dispositions, mergers, consolidations, joint ventures and similar transactions, some of which may be material. These transactions may not be effective and could result in decreased earnings and harm to our competitive position. In addition, these transactions, if undertaken, may involve a number of risks and present financial, managerial and operational challenges, including:

•	adverse effects on our earnings if acquired intangible assets or goodwill become impaired;

•	additional demand on our existing employees;

•	unanticipated difficulties integrating operating facilities technologies and new technologies;

•	higher than anticipated costs related to integration;

•	existence of unknown liabilities or contingencies that arise after closing; and

•	potential disputes with counterparties.

Acquisitions also pose the risk that any business we acquire may lose customers or employees or could underperform relative to expectations. Additionally, the loss of investment personnel poses the risk that we may lose the AUM we expected to manage, which could materially and adversely affect our business, results of operations or financial condition. Furthermore, strategic transactions may require us to increase our leverage or, if we issue shares to fund an acquisition, would dilute the holdings of the existing stockholders. Any of the above could cause us to fail to realize the benefits anticipated from any such transaction.

This prospectus contains financial goals, reserves and cash flow projections, which are based on certain assumptions and estimates, including as to market conditions, likely utilization of GMxB product features, overall lapse rates and mortality and longevity experience. Our actual experience in the future may deviate from our assumptions and estimates and may impact our reserves, earnings, capitalization and volatility of our results and expose us to increased counterparty risk.

Our financial goals and our reserves and cash flow projections set forth in this prospectus are based on certain assumptions and estimates, including as to market conditions, likely utilization of GMxB product features, overall lapse rates and mortality and longevity experience. These forward-looking statements are estimates and are not intended to predict the future financial performance of our variable annuity hedging program or to represent an opinion of market value.

We present a sensitivity analysis of the estimated cash flows, assets and liabilities associated with our in-force variable annuity business in this prospectus. See “Business—Segment Information—Individual Retirement—Supplemental Information on Our In-Force Variable Annuity Business.” The scenarios represented in our sensitivity analysis were selected for illustrative purposes only and they do not purport to encompass all of the many factors that may bear upon a market value and are based on a series of assumptions as to the future. It should be recognized that actual future results may differ from those shown, on account of changes in the operating and economic environments and natural variations in experience. The results shown are presented as of December 31, 2016, and no assurance can be given that future experience will be in line with the assumptions made.

The policyholder behavior assumptions embedded in our cash flow sensitivities represent our current best estimate for our in-force business. The following policyholder options are examples of those included in our sensitivities: lapse, partial lapse, dollar-for-dollar withdrawals and voluntary annuitizations. These assumptions are dynamic and vary depending on the NAR of the contract and our expectation of how a customer will utilize their embedded options across the various scenarios. A change in our cash flows could result to the extent emerging experience deviates from these policyholder assumptions.

Our business could be materially and adversely affected by the occurrence of a catastrophe, including natural or man-made disasters.

Any catastrophic event, such as pandemic diseases, terrorist attacks, floods, severe storms or hurricanes or computer cyber-terrorism, could have a material and adverse effect on our business in several respects:

•	we could experience long-term interruptions in our service and the services provided by our significant vendors due to the effects of catastrophic events. Some of our operational systems are not fully redundant, and our disaster recovery and business continuity planning cannot account for all eventualities. Additionally, unanticipated problems with our disaster recovery systems could further impede our ability to conduct business, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data;

•	the occurrence of a pandemic disease could have a material adverse effect on our liquidity and the operating results of our insurance business due to increased mortality and, in certain cases, morbidity rates;

•	the occurrence of any pandemic disease, natural disaster, terrorist attack or any other catastrophic event that results in our workforce being unable to be physically located at one of our facilities could result in lengthy interruptions in our service;

•	a localized catastrophic event that affects the location of one or more of our corporate-owned or employer sponsored life insurance customers could cause a significant loss due to the corresponding mortality claims; and

•	a terrorist attack in the United States could have long-term economic impacts that may have severe negative effects on our investment portfolio, including loss of AUM and losses due to significant volatility, and disrupt our business operations. Any continuous and heightened threat of terrorist attacks could also result in increased costs of reinsurance.

In the event of a disaster, such as a natural catastrophe, epidemic, industrial accident, blackout, computer virus, terrorist attack, cyber-attack or war, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business and on our results of operations and financial position, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. Our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services we may use or third parties with which we conduct business. If a disruption occurs in one location and our employees in that location are unable to occupy our offices or communicate with or travel to other locations, our ability to conduct business with and on behalf of our clients may suffer, and we may not be able to successfully implement contingency plans that depend on communication or travel. Furthermore, unauthorized access to our systems as a result of a security breach, the failure of our systems, or the loss of data could give rise to legal proceedings or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and damage our reputation.

Our operations require experienced, professional staff. Loss of a substantial number of such persons or an inability to provide properly equipped places for them to work may, by disrupting our operations, adversely affect our business, results of operations or financial condition. In addition, our property and business interruption insurance may not be adequate to compensate us for all losses, failures or breaches that may occur.

We may not be able to protect our intellectual property and may be subject to infringement claims by a third party.

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our intellectual property. Third parties may infringe or misappropriate our intellectual property. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete. Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could limit our ability to offer certain product features. In recent years, there has been increasing intellectual property litigation in the financial services industry challenging, among other things, product designs and business processes. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right, we could in some circumstances be enjoined from providing certain products or services to our customers or from using and benefiting from certain patents, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into costly licensing arrangements with third parties or implement a costly alternative. Any of these scenarios could harm our reputation and have a material adverse effect on our business, results of operations or financial condition.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, business interruption, cyber, casualty and other types of insurance, but such insurance may not cover all risks associated with the operation of our business. Our coverage is subject to exclusions and limitations, including higher self-insured retentions or deductibles and maximum limits and liabilities covered. In addition, from time to time, various types of insurance may not be available on commercially acceptable terms or, in some cases, at all. We are potentially at additional risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. Future downgrades in the ratings of enough insurers could adversely impact both the availability of appropriate insurance coverage and its cost. In the future, we may not be able to obtain coverage at current levels, if at all, and our premiums may increase significantly on coverage that we maintain. We can make no assurance that a claim or claims will be covered by our insurance policies or, if covered, will not exceed the limits of available insurance coverage, or that our insurers will remain solvent and meet their obligations. Currently, we are party to certain joint insurance arrangements with AXA; accordingly, if AXA ceases to own a majority of our outstanding common stock, we may need to obtain stand-alone insurance coverage, which may be at a higher price for the same coverage, which would increase our costs and may materially and adversely affect our business, results of operations or financial condition.

Changes in accounting standards could have a material adverse effect on our business, results of operations or financial condition.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, the principles of which are revised from time to time. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board (“FASB”). In the future, new accounting pronouncements, as well as new interpretations of existing accounting pronouncements, may have material adverse effects on our business, results of operations or financial condition.

FASB is working on several projects which could result in significant changes in U.S. GAAP, including how we account for our insurance contracts and financial instruments and how our financial statements are presented. The changes to U.S. GAAP could affect the way we account for and report significant areas of our business, could impose special demands on us in the areas of governance, employee training, internal controls and disclosure and will likely affect how we manage our business.

In addition, AXA, our parent company, prepares consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). From time to time, AXA may be required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the International Accounting Standards Board. In the future, new accounting pronouncements, as well as new interpretations of existing accounting pronouncements, may have material adverse effects on AXA’s business, results of operations or financial condition which could impact the way we conduct our business (including, for example, which products we offer), our competitive position, our hedging program and the way we manage capital.

Certain of our administrative operations are located internationally, subjecting us to various international risks and increased compliance and regulatory risks and costs.

Certain of our administrative operations are located in India and, in the future, we may seek to expand operations in that or other countries. As a result of these operations, we may be exposed to economic, operating, regulatory and political risks in those countries, such as foreign investment restrictions, substantial fluctuations in economic growth, high levels of inflation, volatile currency exchange rates and instability, including civil unrest, terrorist acts or acts of war, which could have an adverse effect on our business, financial condition or results of operations. The political or regulatory climate in the United States could also change such that it would no longer be lawful or practical for us to use international operations in the manner in which they are currently conducted. If we had to curtail or cease operations in India and transfer some or all of these operations to another geographic area, we would incur significant transition costs as well as higher future overhead costs that could adversely affect us.

In many foreign countries, particularly in those with developing economies, it may be common to engage in business practices that are prohibited by laws and regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and similar anti-bribery laws. Any violations of the FCPA or other anti-bribery laws by us, our employees, subsidiaries or local agents, could have a material adverse effect on our business and reputation and result in substantial financial penalties or other sanctions.

Our investment advisory agreements with clients, and AB’s selling and distribution agreements with various financial intermediaries and consultants, are subject to termination or non-renewal on short notice.

AB derives most of its revenues pursuant to written investment management agreements (or other arrangements) with institutional investors, mutual funds and private wealth clients. In addition, as part of our variable annuity products, AXA Equitable FMG enters into written investment management agreements (or other arrangements) with mutual funds.

Generally, these investment management agreements, including AB’s agreements with AXA and its subsidiaries (AB’s largest client), are terminable without penalty at any time or upon relatively short notice by either party. For example, an investment management contract with an SEC-registered investment company (a “RIC”) may be terminated at any time, without payment of any penalty, by the RIC’s board of directors or by vote of a majority of the outstanding voting securities of the RIC on not more than 60 days’ notice. The investment management agreements pursuant to which AB and AXA Equitable FMG manage RICs must be renewed and approved by the RICs’ boards of directors (including a majority of the independent directors) annually. A significant majority of the directors are independent. Consequently, there can be no assurance that the board of directors of each RIC will approve the investment management agreement each year, or will not condition its approval on revised terms that may be adverse to us.

Also, as required by the Investment Company Act, each investment advisory agreement with a RIC automatically terminates upon its assignment, although new investment advisory agreements may be approved by the RIC’s board of directors or trustees and stockholders. An “assignment” includes a sale of a control block of the voting stock of the investment adviser or its parent company. In the event of a future sale by AXA to a third party of a controlling interest in our common stock or if future sales by AXA of our common stock were deemed to be an actual or constructive assignment, these termination provisions could be triggered, which may adversely affect AB’s and AXA Equitable FMG’s ability to realize the value of their respective investment advisory agreements. In addition, the actual or constructive transfer of our general partnership interest in AB would constitute an assignment.

The Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), may also require approval or consent of advisory contracts by clients in the event of an “assignment” of the contract (including a sale of a control block of the voting stock of the investment adviser or its parent company) or a change in control of the investment adviser. Were the sale of our common stock by AXA or another transaction to result in an assignment or change in control, the inability to obtain consent or approval from clients or stockholders of RICs or other clients could result in a significant reduction in advisory fees.

Similarly, AB also enters into selling and distribution agreements with securities firms, brokers, banks and other financial intermediaries that are terminable by either party upon notice (generally 30 days) and do not obligate the financial intermediary to sell any specific amount of fund shares. These intermediaries generally offer their clients investment products that compete with AB’s products. In addition, certain institutional investors rely on consultants to advise them about choosing an investment adviser and some of AB’s services may not be considered among the best choices by these consultants. As a result, investment consultants may advise their clients to move their assets invested with AB to other investment advisers, which could result in significant net outflows.

Finally, AB’s Private Wealth Services relies on referrals from financial planners, registered investment advisers and other professionals. We cannot be certain that we will continue to have access to, or receive referrals from, these third parties.

Risks Relating to Credit, Counterparties and Investments

Our counterparties’ requirements to pledge collateral or make payments related to declines in estimated fair value of derivative contracts exposes us to counterparty credit risk and may adversely affect our liquidity.

We use derivatives and other instruments to help us mitigate various business risks. Our transactions with financial and other institutions generally specify the circumstances under which the parties are required to pledge collateral related to any decline in the market value of the derivatives contracts. If our counterparties fail or refuse to honor their obligations under these contracts, we could face significant losses to the extent collateral agreements do not fully offset our exposures and our hedges of the related risk will be ineffective. Such failure could have a material adverse effect on our business, results of operations or financial condition. Additionally, the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other regulations may increase the need for liquidity and for the amount of collateral assets in excess of current levels.

We may be materially and adversely affected by changes in the actual or perceived soundness or condition of other financial institutions and market participants.

A default by any financial institution or by a sovereign could lead to additional defaults by other market participants. The failure of any financial institution could disrupt securities markets or clearance and settlement systems and lead to a chain of defaults, because the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of a financial institution may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which we interact on a daily basis. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, results of operations or financial condition. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the financial services industry. Regulatory changes implemented to address systemic risk could also cause market participants to curtail their participation in certain market activities, which could decrease market liquidity and increase trading and other costs.

Losses due to defaults, errors or omissions by third parties and affiliates, including outsourcing relationships, could materially and adversely impact our business, results of operations or financial condition.

We depend on third parties and affiliates that owe us money, securities or other assets to pay or perform under their obligations. These parties include the issuers whose securities we hold in our investment portfolios, borrowers under the mortgage loans we make, customers, trading counterparties, counterparties under swap and other derivatives contracts, reinsurers, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other factors, or even rumors about potential defaults by one or more of these parties, could have a material adverse effect on our business, results of operations or financial condition.

We also depend on third parties and affiliates in other contexts, including as distribution partners. For example, in establishing the amount of the liabilities and reserves associated with the risks assumed in connection with reinsurance pools and arrangements, we rely on the accuracy and timely delivery of data and other information from ceding companies. In addition, as investment manager and administrator of several mutual funds, we rely on various affiliated and unaffiliated subadvisers to provide day-to-day portfolio management services for each investment portfolio.

We rely on various counterparties and other vendors to augment our existing investment, operational, financial and technological capabilities, but the use of a vendor does not diminish our responsibility to ensure that client and regulatory obligations are met. Default rates, credit downgrades and disputes with counterparties as to the valuation of collateral increase significantly in times of market stress. Disruptions in the financial markets and other economic challenges may cause our counterparties and other vendors to experience significant cash flow problems or even render them insolvent, which may expose us to significant costs and impair our ability to conduct business.

Losses associated with defaults or other failures by these third parties and outsourcing partners upon whom we rely could materially adversely impact our business, results of operations or financial condition.

We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses or adversely affect our ability to use those securities or obligations for liquidity purposes. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Our credit risk may also be exacerbated when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivatives exposure that is due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced during the financial crisis. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of rights under the contracts. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity.

Gross unrealized losses on fixed maturity and equity securities may be realized or result in future impairments, resulting in a reduction in our net earnings.

Fixed maturity and equity securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on available-for-sale securities are recognized as a component of other comprehensive income (loss) and are, therefore, excluded from net earnings. Our gross unrealized losses on fixed maturity and equity securities at June 30, 2017 were approximately $635 million. The accumulated change in estimated fair value of these available-for-sale securities is recognized in net earnings when the gain or loss is realized upon the sale of the security or in the event that the decline in estimated fair value is determined to be other-than-temporary and an impairment charge to earnings is taken. Realized losses or impairments may have a material adverse effect on our net earnings in a particular quarterly or annual period.

The occurrence of a major economic downturn, acts of corporate malfeasance, widening credit risk spreads, or other events that adversely affect the issuers or guarantors of securities we own or the underlying collateral of structured securities we own could cause the estimated fair value of our fixed maturity securities portfolio and corresponding earnings to decline and cause the default rate of the fixed maturity securities in our investment portfolio to increase. A ratings downgrade affecting issuers or guarantors of particular securities we hold, or similar trends that could worsen the credit quality of issuers, such as the corporate issuers of securities in our investment portfolio, could also have a similar effect. With economic uncertainty, credit quality of issuers or guarantors could be adversely affected. Similarly, a ratings downgrade affecting a security we hold could indicate the credit quality of that security has deteriorated and could increase the capital we must hold to support that security to maintain our insurance companies’ RBC levels. Levels of write-downs or impairments are impacted by intent to sell, or our assessment of the likelihood that we will be required to sell, fixed maturity securities, as well as our intent and ability to hold equity securities which have declined in value until recovery. Realized losses or impairments on these securities may have a material adverse effect on our business, results of operations, liquidity or financial condition in, or at the end of, any quarterly or annual period.

Some of our investments are relatively illiquid and may be difficult to sell, or to sell in significant amounts at acceptable prices, to generate cash to meet our needs.

We hold certain investments that may lack liquidity, such as privately placed fixed maturity securities, mortgage loans, commercial mortgage backed securities and alternative investments. In the past, even some of our very high quality investments experienced reduced liquidity during periods of market volatility or disruption. Although we seek to adjust our cash and short-term investment positions to minimize the likelihood that we would need to sell illiquid investments, if we were required to liquidate these investments on short notice or were required to post or return collateral, we may have difficulty doing so and be forced to sell them for less than we otherwise would have been able to realize.

The reported values of our relatively illiquid types of investments do not necessarily reflect the current market price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance that we would be able to sell them for the prices at which we have recorded them and we might be forced to sell them at significantly lower prices, which could have a material adverse effect on our business, results of operations, liquidity or financial condition.

Defaults on our mortgage loans and volatility in performance may adversely affect our profitability.

A portion of our investment portfolio consists of mortgage loans on commercial and agricultural real estate. Our exposure to this risk stems from various factors, including the supply and demand of leasable commercial space, creditworthiness of tenants and partners, capital markets volatility, interest rate fluctuations, agricultural prices and farm incomes, which have recently been declining. Although we manage credit risk and market valuation risk for our commercial and agricultural real estate assets through geographic, property type and product type diversification and asset allocation, general economic conditions in the commercial and agricultural real estate sectors will continue to influence the performance of these investments. These factors, which are beyond our control, could have a material adverse effect on our business, results of operations, liquidity or financial condition.

Our mortgage loans face default risk and are principally collateralized by commercial and agricultural properties. We establish valuation allowances for estimated impairments, which are based on loan risk characteristics, historical default rates and loss severities, real estate market fundamentals, such as property prices and unemployment, and economic outlooks, as well as other relevant factors (for example, local economic conditions). In addition, substantially all of our commercial and agricultural mortgage loans held-for-investment have balloon payment maturities. An increase in the default rate of our mortgage loan investments or fluctuations in their performance could have a material adverse effect on our business, results of operations, liquidity or financial condition.

Further, any geographic or property type concentration of our mortgage loans may have adverse effects on our investment portfolio and consequently on our business, results of operations, liquidity or financial condition. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative effect on any particular geographic region or sector may have a greater adverse effect on our investment portfolio to the extent that the portfolio is concentrated. Moreover, our ability to sell assets relating to a group of related assets may be limited if other market participants are seeking to sell at the same time. We cannot predict whether any such proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws, could have on our business or investments.

Risks Relating to Our Retirement and Protection Businesses

Risks Relating to Our Reinsurance and Hedging Programs

GMxB features within certain of our products may decrease our earnings, decrease our capitalization, increase the volatility of our results, result in higher risk management costs and expose us to increased counterparty risk.

Certain of the variable annuity products we offer and certain in-force variable annuity products we offered historically, and certain variable annuity risks we assumed historically through reinsurance, include GMxB features. We also offer index-linked variable annuities with guarantees against a defined floor on losses. GMxB features are designed to offer protection to policyholders against changes in equity markets and interest rates. Any such periods of significant and sustained negative or low Separate Account returns, increased equity volatility or reduced interest rates will result in an increase in the valuation of our liabilities associated with those products. In addition, if the Separate Account assets consisting of fixed income securities, which support the guaranteed index-linked return feature, are insufficient to reflect a period of sustained growth in the equity-index on which the product is based, we may be required to support such Separate Accounts with assets from our General Account and increase our liabilities. An increase in these liabilities would result in a decrease in our net income and depending on the magnitude of any such increase, could materially and adversely affect our financial condition, including our capitalization, as well as the financial strength ratings which are necessary to support our product sales.

Additionally, we make assumptions regarding policyholder behavior at the time of pricing and in selecting and using the GMxB features inherent within our products (e.g., use of option to annuitize within a GMIB product). An increase in the valuation of the liability could result to the extent emerging and actual experience deviates from these policyholder option use assumptions. We review our actuarial assumptions at least annually, including those assumptions relating to policyholder behavior, and update assumptions when appropriate. If we update our assumptions based on our actuarial assumption review in future years, we could be required to increase the liabilities we record for future policy benefits and claims to a level that may materially and adversely affect our business, results of operations or financial condition which, in certain circumstances, could impair our solvency. In addition, we have in the past updated our assumptions on policyholder behavior, which has negatively impacted our net income, and there can be no assurance that similar updates will not be required in the future.

In addition, capital markets hedging instruments may not effectively offset the costs of GMxB features or may otherwise be insufficient in relation to our obligations. Furthermore, we are subject to the risk that changes in policyholder behavior or mortality, combined with adverse market events, could produce economic losses not addressed by the risk management techniques employed. These factors, individually or collectively, may have a material adverse effect on our business, results of operations, including net income, capitalization, financial condition or liquidity including our ability to receive dividends from our insurance operating companies.

Our reinsurance and hedging programs may be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate.

Certain of our retirement and protection products contain GMxB features or minimum crediting rates. Downturns in equity markets or reduced interest rates could result in an increase in the valuation of liabilities associated with such products, resulting in increases in reserves and reductions in net earnings. In the normal course of business, we seek to mitigate some of these risks to which our business is subject through our hedging and reinsurance programs. However, these programs cannot eliminate all of the risks, and no assurance can be given as to the extent to which such programs will be completely effective in reducing such risks. For example, in the event that reinsurers, derivatives or other counterparties or central clearinghouses do not pay balances due or do not post the required amount of collateral as required under our agreements, we still remain liable for the guaranteed benefits.

Reinsurance. We use reinsurance to mitigate a portion of the risks that we face, principally in certain of our in-force annuity and life insurance products with regard to mortality, and in certain of our annuity products with regard to a portion of the GMxB features. Under our reinsurance arrangements, other insurers assume a portion of the obligation to pay claims and related expenses to which we are subject. However, we remain liable as the direct insurer on all risks we reinsure and, therefore, are subject to the risk that our reinsurer is unable or unwilling to pay or reimburse claims at the time demand is made. The inability or unwillingness of a reinsurer to meet its obligations to us, or the inability to collect under our reinsurance treaties for any other reason, could have a material adverse impact on our business, results of operations or financial condition.

We are continuing to use reinsurance to mitigate a portion of our risk on certain new life insurance sales. Prolonged or severe adverse mortality or morbidity experience could result in increased reinsurance costs, and ultimately may reduce the availability of reinsurance for future life insurance sales. If, for new sales, we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would either have to be willing to accept an increase in our net exposures, revise our pricing to reflect higher reinsurance premiums or limit the amount of new business written on any individual life. If this were to occur, we may be exposed to reduced profitability and cash flow strain or we may not be able to price new business at competitive rates.

The premium rates and other fees that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Some of our reinsurance contracts contain provisions that limit the reinsurer’s ability to increase rates on in-force business; however, some do not. If a reinsurer raises the rates that it charges on a block of in-force business, in some instances, we will not be able to pass the increased costs onto our customers and our profitability will be negatively impacted. Additionally, such a rate increase could result in our recapturing of the business, which may result in a need to maintain additional reserves, reduce reinsurance receivables and expose us to greater risks. While in recent years, we have faced a number of rate increase actions on in-force business, to date they have not had a material effect on our business, results of operations or financial condition. However, there can be no assurance that the outcome of future rate increase actions would have no material effect. In addition, market conditions beyond our control determine the availability and cost of reinsurance for new business. If reinsurers raise the rates that they charge on new business, we may be forced to raise our premiums, which could have a negative impact on our competitive position.

Hedging Programs. We use a hedging program to mitigate a portion of the unreinsured risks we face in, among other areas, the GMxB features of our variable annuity products and minimum crediting rates on our variable annuity and life products from unfavorable changes in benefit exposures due to movements in the capital markets. In certain cases, however, we may not be able to apply these techniques to effectively hedge these risks because the derivatives markets in question may not be of sufficient size or liquidity or there could be an operational error in the application of our hedging strategy or for other reasons. The operation of our hedging programs is based on models involving numerous estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates and amounts of withdrawals, election rates, fund performance, equity market returns and volatility, interest rate levels and correlation among various market movements. There can be no assurance that ultimate actual experience will not differ materially from our assumptions, particularly, but not only, during periods of high market volatility, which could adversely impact our business, results of operations or financial condition. For example, in the past, due to, among other things, levels of volatility in the equity and interest rate markets above our assumptions as well as deviations between actual and assumed surrender and withdrawal rates, gains from our hedging programs did not fully offset the economic effect of the increase in the potential net benefits payable under the GMxB features offered in certain of our products. If these circumstances were to re-occur in the future or if, for other reasons, results from our hedging programs in the future do not correlate with the economic effect of changes in benefit exposures to customers, we could experience economic losses which could have a material adverse impact on our business, results of operations or financial condition. Additionally, our strategies may result in over-hedging our liability exposure, which could result in an increase in our hedging losses and greater volatility in our earnings and have a material adverse effect on our business, results of operations or financial condition.

For further discussion, see below “—Risks Relating to Estimates, Assumptions and Valuations—Our risk management policies and procedures may not be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks, which could negatively affect our businesses or result in losses.”

Our reinsurance arrangements with affiliated captives may be adversely impacted by changes to policyholder behavior assumptions under the reinsured contracts, the performance of their hedging program, their liquidity needs, their overall financial results and changes in regulatory requirements regarding the use of captives.

AXA Equitable Life currently reinsures to AXA RE Arizona, an indirect, wholly owned subsidiary of AXA Financial, a 100% quota share of all liabilities for variable annuities with GMxB riders issued on or after January 1, 2006 and in-force on September 30, 2008 (the “GMxB Business”) and a 100% quota share of all liabilities for variable annuities with GMIB riders issued on or after May 1, 1999 through August 31, 2005 in excess of the liability assumed by two unaffiliated reinsurers, which are subject to certain maximum amounts or limitations on aggregate claims. AXA RE Arizona also reinsures a 90% quota share of level premium term insurance issued by AXA Equitable Life on or after March 1, 2003 through December 31, 2008 and lapse protection riders under certain series of universal life insurance policies issued by AXA Equitable Life on or after June 1, 2003 through June 30, 2007. AXA RE Arizona also provides reinsurance to MLOA and USFL. Additionally, ACS Life reinsures to its wholly owned direct subsidiary CS Life RE a 100% quota share of all the GMxB riders historically assumed by ACS Life from various unaffiliated insurers and reinsurers. In connection with the GMxB Unwind, all of the business currently reinsured to AXA RE Arizona, with the exception of the GMxB Business, will be novated to EQ AZ Life Re, a newly formed captive insurance company organized under the laws of Arizona, to be indirectly and wholly owned by AXA Financial. See “The Reorganization Transactions.” It is anticipated that after the novation of business to EQ AZ Life Re, AXA RE Arizona will hold only the GMxB Business and will merge with and into AXA Equitable Life, such that the GMxB Business will no longer be reinsured by AXA RE Arizona. It is not anticipated that the reinsurance arrangement between ACS Life and CS Life RE will change materially in connection with the Reorganization.

The reinsurance arrangements with AXA RE Arizona, CS Life RE and, in the future, EQ AZ Life Re Company (collectively, the “Affiliated Captives”) provide important capital management benefits to AXA Equitable Life, MLOA, USFL and ACS Life (collectively, the “Affiliated Cedants”). Under applicable statutory accounting rules, the Affiliated Cedants are currently, and will in the future be, entitled to a credit in their calculations of reserves for amounts reinsured to the Affiliated Captives, to the extent the Affiliated Captives hold assets in trust or provide letters of credit or other financing acceptable to the respective domestic regulators of the Affiliated Cedants. Under the reinsurance documentation, the Affiliated Captives are required to or will be permitted to transfer assets from the trusts under certain circumstances. The level of assets required to be maintained in the trust fluctuates based on market and interest rate movements, age of the policies, mortality experience and policyholder behavior (i.e., the exercise or non-exercise of rights by policyholders under the contracts including, but not limited to, lapses and surrenders, withdrawal rates and amounts and contributions). Increasing reserve requirements may necessitate that additional assets be placed in trust or securing additional letters of credit, which could impact the liquidity of the Affiliated Captives.

In addition, like AXA Equitable Life, AXA RE Arizona and CS Life Re employ a hedging strategy that uses derivatives contracts and, in some cases, repurchase agreement transactions or fixed income investments that are collectively managed to help reduce the economic impact of unfavorable market-driven changes to reserves. The terms of these contracts in many cases require AXA RE Arizona and CS Life Re to post collateral for the benefit of counterparties, post initial margin to a clearinghouse or cash settle hedges when there is a decline in the estimated fair value of specified instruments. This would occur, for example, as interest rates or equity markets rise and AXA RE Arizona and CS Life RE may not be permitted to transfer assets from the trust under the terms of the reinsurance treaty. We expect that EQ AZ Life Re Company would have similar contracts.

While management believes that the Affiliated Captives have and will have adequate liquidity and credit facilities to deal with a range of market scenarios and increasing reserve requirements, larger market movements, including but not limited to a significant increase in interest rates, could require the Affiliated Captives to post more collateral or cash settle more hedges than their own resources would permit. While management of the Affiliated Captives intends to take all reasonable steps to maintain adequate sources of liquidity to meet their obligations, there can be no assurance that such sources will be available in all market scenarios. The potential inability of the Affiliated Captives to post such collateral or cash settle such hedges could cause the Affiliated Captives to reduce the size of their hedging programs, which could ultimately adversely impact the Affiliated Captives’ ability to perform under the reinsurance arrangements and the Affiliated Cedants’ ability to receive full statutory reserve credit for the reinsurance arrangements.

In 2014, the NAIC considered a proposal to require states to apply NAIC accreditation standards, applicable to traditional insurers, to captive reinsurers. In 2015, the NAIC adopted such a proposal, in the form of a revised preamble to the NAIC accreditation standards (the “Standard”), with an effective date of January 1, 2016 for application of the Standard to captives that assume level premium term life insurance (“XXX”) business and universal life with secondary guarantees (“AXXX”) business. The Standard applies prospectively, so that XXX/AXXX captives will not be subject to the Standard if reinsured policies were issued prior to January 1, 2015 and ceded so that they were part of a reinsurance arrangement as of December 31, 2014, as is the case for the XXX business and AXXX business reinsured by our current and future Affiliated Captives. The NAIC left for future action the application of the Standard to captives that assume variable annuity business. See “—Legal and Regulatory Risks—Our retirement and protection businesses are heavily regulated, and changes in regulation and in supervisory and enforcement policies may limit our growth and have a material adverse effect on our business, results of operations or financial condition.”

We cannot predict what revisions, if any, will be made to the Standard, if adopted for variable annuity captives, or to proposed revisions to NAIC reserve and capital requirements for variable annuity guarantees, after ongoing NAIC deliberations and as states consider their adoption or undertake their implementation. It is also unclear whether these or other proposals will be adopted by the NAIC or the NYDFS, or what additional actions and regulatory changes will result from the continued scrutiny and reform efforts by the NAIC and regulatory bodies with respect to captive reinsurance. Any regulatory action that limits our ability to achieve desired benefits from the use of, or materially increases our cost of using, captive reinsurance and applies retroactively, including, if the Standard is adopted as proposed, without grandfathering provisions for existing captive variable annuity reinsurance entities, could have a material adverse effect on our business, results of operations or financial condition.

In addition, a number of lawsuits have been filed against insurance companies, including AXA Equitable Life, over the use of captive reinsurers. The outcome of this litigation could have a material adverse effect on our business, results of operations or financial condition.

The inability to secure additional required capital or liquidity in the circumstances described above could have a material adverse effect on our business, results of operations or financial condition.

Risks Relating to the Products We Offer, Our Structure and Product Distribution

Our retirement and protection products contain numerous features and are subject to extensive regulation and failure to administer or meet any of the complex product requirements may adversely impact our business, results of operations or financial condition.

Our retirement and protection products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including, among others, state insurance regulators, state securities administrators, state banking authorities, the U.S. Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority, Inc. (“FINRA”), the U.S. Department of Labor (the “DOL”) and the Internal Revenue Service (“IRS”).

For example, U.S. federal income tax law imposes requirements relating to annuity and insurance product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code of 1986, as amended (the “Code”). Additionally, state and federal securities and insurance laws impose requirements relating to annuity and insurance product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, litigation, harm to our reputation or interruption of our operations. If this were to occur, it could adversely impact our business, results of operations or financial condition.

Many of our products and services are complex and are frequently sold through intermediaries. In particular, our insurance business is reliant on intermediaries to describe and explain their products to potential customers. The intentional or unintentional misrepresentation of our products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary, could adversely affect our reputation and business, as well as lead to potential regulatory actions or litigation.

The amount of statutory capital that we have and the amount of statutory capital we must hold to meet our statutory capital requirements and our financial strength and credit ratings can vary significantly from time to time.

Statutory accounting standards and capital and reserve requirements for our insurance subsidiaries are prescribed by the applicable state insurance regulators and the NAIC. State insurance regulators have established regulations that govern reserving requirements and provide minimum capitalization requirements based on RBC ratios for life insurance companies. This RBC formula establishes capital requirements relating to insurance, business, asset and interest rate risks, including equity, interest rate and expense recovery risks associated with variable annuities and group annuities that contain death benefits or certain living benefits.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including but not limited to the amount of statutory income or losses we generate (which itself is sensitive to equity market and credit market conditions), changes in interest rates, changes to existing RBC formulas, changes in reserves, the amount of additional capital we must hold to support business growth, changes in equity market levels and the value and credit rating of certain fixed income and equity securities in our investment portfolio, including our investment in AB, which could in turn reduce the statutory capital of certain of our insurance subsidiaries. Additionally, state insurance regulators have significant leeway in how to interpret existing regulations, which could further impact the amount of statutory capital or reserves that we must maintain. AXA Equitable Life is primarily regulated by the NYDFS, which from time to time has taken more stringent positions than other state insurance regulators on matters affecting, among other things, statutory capital or reserves. In certain circumstances, particularly those involving significant market declines, the effect of these more stringent positions may be that our financial condition appears to be worse than competitors who are not subject to the same stringent standards, which could have a material adverse impact on our business, results of operations or financial condition. Moreover, rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of capital our insurance subsidiaries must hold in order to maintain their current ratings. To the extent that our statutory capital resources are deemed to be insufficient to maintain a particular rating by one or more rating agencies, our insurance subsidiaries’ financial strength and credit ratings might be downgraded by one or more rating agencies. There can be no assurance that any of our insurance subsidiaries will be able to maintain its current RBC ratio in the future or that its RBC ratio will not fall to a level that could have a material adverse effect on our business, results of operations or financial condition.

The failure of any of our insurance subsidiaries to meet its applicable RBC requirements or minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, supervision by regulators, rehabilitation, or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations or financial condition. A decline in RBC ratios, whether or not it results in a failure to meet applicable RBC requirements, may still limit the ability of an insurance subsidiary to make dividends or distributions to us, could result in a loss of customers or new business, and could be a factor in causing ratings agencies to downgrade the insurer’s financial strength ratings, each of which could have a material adverse effect on our business, results of operations or financial condition.

Changes in statutory reserve or other requirements or the impact of adverse market conditions could result in changes to our product offerings that could materially and adversely impact our business, results of operations or financial condition.

Changes in statutory reserve or other requirements, increased costs of hedging, other risk mitigation techniques and financing and other adverse market conditions could result in certain products becoming less profitable or unprofitable. These circumstances may cause us to modify or eliminate certain features of various products or cause the suspension or cessation of sales of certain products in the future. Any modifications to products that we may make could result in certain of our products being less attractive or competitive. This could adversely impact sales, which could negatively impact AXA Advisors’ ability to retain its sales personnel and our ability to maintain our distribution relationships. This, in turn, may materially and adversely impact our business, results of operations or financial condition.

A downgrade in our financial strength and claims-paying ratings could adversely affect our business, results of operations or financial condition.

Claims-paying and financial strength ratings are important factors in establishing the competitive position of insurance companies. They indicate the rating agencies’ opinions regarding an insurance company’s ability to meet policyholder obligations and are important to maintaining public confidence in our products and our competitive position. A downgrade of our ratings or those of AXA Equitable Life, MLOA or AXA Financial could adversely affect our business, results of operations or financial condition by, among other things, reducing new sales of our products, increasing surrenders and withdrawals from our existing contracts, possibly requiring us to reduce prices or take other actions for many of our products and services to remain competitive, or adversely affecting our ability to obtain reinsurance or obtain reasonable pricing on reinsurance. A downgrade in our ratings may also adversely affect our cost of raising capital or limit our access to sources of capital. Upon announcement of AXA’s plan to pursue this offering, AXA Equitable Life’s and AXA Financial’s ratings were downgraded by AM Best, S&P, Moody’s and Fitch. We may face additional downgrades as a result of this offering or future sales of our common stock by AXA.

As rating agencies continue to evaluate the financial services industry, it is possible that rating agencies will heighten the level of scrutiny that they apply to financial institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate and potentially adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. It is possible that the outcome of any such review of us would have additional adverse ratings consequences, which could have a material adverse effect on our business, results of operations or financial condition. We may need to take actions in response to changing standards or capital requirements set by any of the rating agencies which could cause our business and operations to suffer. We cannot predict what additional actions rating agencies may take, or what actions we may take in response to the actions of rating agencies.

The ability of our insurance subsidiaries to pay dividends and other distributions to Holdings is limited by state insurance laws, and our insurance subsidiaries may not generate sufficient statutory earnings or have sufficient statutory surplus to enable them to pay ordinary dividends.

The payment of dividends and other distributions to Holdings by its insurance subsidiaries, including its captives, is regulated by state insurance laws and regulations. These restrictions may limit or prevent our insurance subsidiaries from making dividend or other payments to Holdings and, as discussed above in “—Risks Relating to Our Consolidated Business—Risks Relating to Our Operations—As a holding company, Holdings depends on the ability of its subsidiaries to transfer funds to it to meet its obligations,” may limit or prevent Holdings from making payments to third parties, stockholder dividends and share repurchases.

The jurisdictions in which our insurance subsidiaries are domiciled impose certain restrictions on the ability to pay dividends to their respective parents. These restrictions are based, in part, on earned surplus and the prior year’s statutory income and policyholder surplus. In general, dividends may be paid only from earned surplus (typically defined as available or unassigned surplus, subject to possible adjustments) which is derived from realized net profits on the company’s business. In addition, dividends up to specified levels are generally considered ordinary and may be made without prior regulatory approval. Meanwhile, dividends paid from sources other than earned surplus or in larger amounts, often called “extraordinary dividends,” are generally subject to approval by the insurance commissioner of the relevant state of domicile. Under New York insurance laws applicable to AXA Equitable Life, a domestic life insurer may not, without prior approval of the NYDFS, pay a dividend to its stockholders exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable Life to pay stockholder dividends not greater than approximately $1.2 billion during 2017. Payment of dividends exceeding this amount requires the insurer to file a notice of its intent to declare such dividends with the NYDFS, which then has 30 days to disapprove the distribution. In the second quarter of 2017, AXA Equitable Life agreed with the NYDFS that, until it files with the NYDFS a plan with respect to the management of its variable annuity business ceded to AXA RE Arizona and has fully implemented such plan, (i) any ordinary shareholder dividends it seeks to pay will be paid only pursuant to Section 4207(a)(2) of the New York Insurance Law and (ii) it will provide the NYDFS with notice and the opportunity to disapprove the ordinary shareholder dividend. Under the insurance laws applicable to our life insurance subsidiaries domiciled in, Arizona and Colorado, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the lesser of (1) 10% of the insurer’s policyholder surplus as of the preceding December 31 or (2) the insurer’s net gain from operations for the twelve-month period ended the preceding December 31, in each case determined in accordance with statutory accounting principles. Under insurance laws applicable to our life insurance subsidiaries domiciled in Delaware and Ohio, an extraordinary dividend or distribution is defined as one that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (1) and (2) above. As a result, under applicable domiciliary insurance regulations, certain of our life insurance subsidiaries must deduct any distributions or dividends paid in the preceding twelve months in calculating dividend capacity. Insurance laws applicable to our Delaware-domiciled property and casualty insurance subsidiary, which business will be removed from Holdings’ ownership prior to the initial public offering, are similar. In addition, although prior regulatory approval may not be required by law for the payment of dividends up to the limitations described above, in practice, the insurance subsidiaries would typically discuss any dividend payments with the applicable regulatory authority prior to payment.

From time to time, the NAIC and various state insurance regulators have considered, and may in the future consider, proposals to further limit dividend payments that an insurance company may make without regulatory approval. More stringent restrictions on dividend payments may be adopted from time to time by jurisdictions in which our insurance subsidiaries are domiciled, and such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to Holdings by its insurance subsidiaries without prior approval by regulatory authorities. We may also choose to change the domicile of one or more of our insurance subsidiaries or captive insurance subsidiaries, in which case we would be subject to the restrictions imposed under the laws of that new domicile, which could be more restrictive than those to which we are currently subject. In addition, in the future, we may become subject to debt instruments or other agreements that limit the ability of our insurance subsidiaries to pay dividends or make other distributions. The ability of our insurance subsidiaries to pay dividends or make other distributions is also limited by our need to maintain the financial strength ratings assigned to such subsidiaries by the rating agencies. These ratings depend to a large extent on the capitalization levels of our insurance subsidiaries.

Our life insurance subsidiaries domiciled in New York, Arizona and Colorado each have ordinary dividend capacity for 2017. Our insurance subsidiaries domiciled in Ohio and in Delaware, including one property and casualty insurance company currently under Holdings’ ownership, but which business AXA intends to remove from Holdings’ ownership prior to this offering, currently have negative earned surplus and therefore do not have capacity at this time to make ordinary dividend payments to Holdings without domiciliary regulatory approval, which can be granted or withheld in the discretion of the regulator.

If any of our insurance subsidiaries subject to the positive earned surplus requirement do not succeed in building up sufficient positive earned surplus to have ordinary dividend capacity in future years, such subsidiary would be unable to pay dividends or distributions to our holding company absent prior approval of its domiciliary insurance regulator, which can be granted or withheld in the discretion of the regulator. In addition, we may seek extraordinary dividends or distributions, but there can be no assurance that our insurance subsidiaries will receive approval for extraordinary distribution payments in the future.

The payment of dividends by our current and future captive reinsurance subsidiaries is regulated by their respective governing licensing orders, and in no event may the dividends decrease the capital of the captive below the minimum capital requirement applicable to it, and, after giving effect to the dividends, the assets of the captive paying the dividend must be sufficient to satisfy its domiciliary insurance regulator, the Arizona Department of Insurance, that it can meet its obligations.

In addition, a significant portion of our economic ownership interest and all of our general partnership interest in AB are held directly or indirectly by our insurance company subsidiaries. Any dividends paid by AB to our insurance company subsidiaries will be subject to applicable regulatory restrictions on dividends and may not be available to Holdings.

The ability of financial professionals associated with us to sell our competitors’ products could result in reduced sales of our products and revenues.

Most of the financial professionals associated with AXA Advisors and AXA Network are permitted to sell products from competing unaffiliated insurance companies. If our competitors offer products that are more attractive than ours, or pay higher commission rates to the sales representatives than we do, these representatives may concentrate their efforts in selling our competitor’s products instead of ours. To the extent the financial professionals sell our competitors’ products rather than our products, we may experience reduced sales and revenues.

A loss of, or significant change in, key product distribution relationships could materially and adversely affect sales.

We distribute certain products under agreements with third-party distributors and other members of the financial services industry that are not affiliated with us. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these distribution intermediaries depends upon factors such as the amount of sales commissions and fees we pay, the breadth of our product offerings, the strength of our brand, our perceived stability and financial strength ratings, and the marketing and services we provide to, and the strength of the relationships we maintain with, individual third-party distributors. An interruption or significant change in certain key relationships could materially and adversely affect our ability to market our products and could have a material adverse effect on our business, results of operation or financial condition. Distributors may elect to alter, reduce or terminate their distribution relationships with us, including for such reasons as changes in our distribution strategy, adverse developments in our business, adverse rating agency actions or concerns about market-related risks. Alternatively, we may terminate one or more distribution agreements due to, for example, a loss of confidence in, or a change in control of, one of the third-party distributors, which could reduce sales.

Furthermore, an interruption in certain key relationships could materially and adversely affect our ability to market our products and could have a material adverse effect on our business, results of operations or financial condition. The sale of shares by AXA in this offering could prompt some third parties to re-price, modify or terminate their distribution or vendor relationships with us due to a perceived uncertainty related to this offering or our business. An interruption or significant change in certain key relationships could materially and adversely affect our ability to market our products and could have a material adverse effect on our business, results of operations or financial condition. Distributors may elect to suspend, alter, reduce or terminate their distribution relationships with us for various reasons, including uncertainty related to this offering, changes in our distribution strategy, adverse developments in our business, adverse rating agency actions or concerns about market-related risks.

We are also at risk that key distribution partners may merge or change their business models in ways that affect how our products are sold, either in response to changing business priorities or as a result of shifts in regulatory supervision or potential changes in state and federal laws and regulations regarding standards of conduct applicable to third-party distributors when providing investment advice to retail and other customers.

Because our products are distributed through unaffiliated firms, we may not be able to monitor or control the manner of their distribution despite our training and compliance programs. If our products are distributed by such firms in an inappropriate manner, or to customers for whom they are unsuitable, we may suffer reputational and other harm to our business.

Consolidation of third-party distributors of retirement and protection products may adversely affect the insurance industry and the profitability of our business.

The insurance industry distributes many of its products through other financial institutions such as banks and broker-dealers. An increase in the consolidation activity of bank and other financial services companies may create firms with even stronger competitive positions, negatively impact the industry’s sales, increase competition for access to third-party distributors, result in greater distribution expenses and impair our ability to market retirement and protection products to our current customer base or expand our customer base. We may also face competition from new market entrants or non-traditional or online competitors, which may have a material adverse effect on our business. Consolidation of third-party distributors or other industry changes may also increase the likelihood that third-party distributors will try to renegotiate the terms of any existing selling agreements to terms less favorable to us.

Risks Relating to Estimates, Assumptions and Valuations

Our risk management policies and procedures may not be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks, which could negatively affect our businesses, results of operations or financial condition.

Our policies and procedures, including hedging programs, to identify, monitor and manage risks may not be adequate or fully effective. Many of our methods of managing risk and exposures are based upon our use of historical market behavior or statistics based on historical models. As a result, these methods will not predict future exposures, which could be significantly greater than the historical measures indicate, such as the risk of terrorism or pandemics causing a large number of deaths. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We employ various strategies, including hedging and reinsurance, with the objective of mitigating risks inherent in our business and operations. These risks include current or future changes in the fair value of our assets and liabilities, current or future changes in cash flows, the effect of interest rates, equity markets and credit spread changes, the occurrence of credit defaults and changes in mortality and longevity. We seek to control these risks by, among other things, entering into reinsurance contracts and through our various hedging programs. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from such risks. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our business, results of operations or financial condition. As U.S. GAAP accounting differs from the methods used to determine regulatory reserves and rating agency capital requirements, our hedging program tends to create earnings volatility in our U.S. GAAP financial statements. Further, the nature, timing, design or execution of our hedging transactions could actually increase our risks and losses. Our hedging strategies and the derivatives that we use, or may use in the future, may not adequately mitigate or offset the hedged risk and our hedging transactions may result in losses.

Our reserves could be inadequate due to differences between our actual experience and management’s estimates and assumptions.

We establish and carry reserves to pay future policyholder benefits and claims. Our reserve requirements for our direct and reinsurance assumed business are calculated based on a number of estimates and assumptions, including estimates and assumptions related to future mortality, morbidity, longevity, interest rates, future equity performance, reinvestment rates, persistency, claims experience and policyholder elections (i.e., the exercise or non-exercise of rights by policyholders under the contracts). Examples of policyholder elections include, but are not limited to, lapses and surrenders, withdrawals and amounts of withdrawals, and contributions and the allocation thereof. The assumptions and estimates used in connection with the reserve estimation process are inherently uncertain and involve the exercise of significant judgment. We review the appropriateness of reserves and the underlying assumptions at least annually and update assumptions when appropriate. We cannot, however, determine with precision the amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level assumed prior to payment of benefits or claims. Our claim costs could increase significantly and our reserves could be inadequate if actual results differ significantly from our estimates and assumptions. If so, we will be required to increase reserves or reduce DAC, which could materially and adversely impact our business, results of operations or financial condition.

Our profitability may decline if mortality, longevity or persistency or other experience differ significantly from our pricing expectations or reserve assumptions.

We set prices for many of our retirement and protection products based upon expected claims and payment patterns, using assumptions for mortality rates of our policyholders. In addition to the potential effect of natural or man-made disasters, significant changes in mortality, longevity and morbidity could emerge gradually over time due to changes in the natural environment, the health habits of the insured population, technologies and treatments for disease or disability, the economic environment or other factors. The long-term profitability of our retirement and protection products depends upon how our actual mortality rates, and to a lesser extent actual morbidity rates, compare to our pricing assumptions. In addition, prolonged or severe adverse mortality or morbidity experience could result in increased reinsurance costs, and ultimately, reinsurers might not offer coverage at all. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would have to accept an increase in our net risk exposures, revise our pricing to reflect higher reinsurance premiums, or otherwise modify our product offering.

Pricing of our retirement and protection products is also based in part upon expected persistency of these products, which is the probability that a policy or contract will remain in force from one period to the next. Persistency within our variable annuity products may be significantly and adversely impacted by the value of GMxB features contained in many of our variable annuity products being higher than current AV in light of poor equity market performance or extended periods of low interest rates as well as other factors. Results may also vary based on differences between actual and expected premium deposits and withdrawals for these products. Persistency within our life insurance products may be significantly impacted by, among other things, conditions in the capital markets, the changing needs of our policyholders, the manner in which a product is marketed or illustrated and competition, including the availability of new products and policyholder perception of us, which may be negatively impacted by adverse publicity.

Significant deviations in actual experience from our pricing assumptions could have an adverse effect on the profitability of our products. For example, if policyholder elections differ from the assumptions we use in our pricing, our profitability may decline. Actual persistency that is lower than our persistency assumptions could have an adverse effect on profitability, especially in the early years of a policy, primarily because we would be required to accelerate the amortization of expenses we defer in connection with the acquisition of the policy. Actual persistency that is higher than our persistency assumptions could have an adverse effect on profitability in the later years of a block of business because the anticipated claims experience is higher in these later years. If actual persistency is significantly different from that assumed in our current reserving assumptions, our reserves for future policy benefits may prove to be inadequate. Although some of our variable annuity and life insurance products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the adjustments permitted under the terms of the policies or contracts may not be sufficient to maintain profitability. Many of our variable annuity and life insurance products do not permit us to increase premiums or adjust other charges and credits or limit those adjustments during the life of the policy or contract. Even if we are permitted under the contract to increase premiums or adjust other charges and credits, we may not be able to do so due to litigation, point of sale disclosures, regulatory reputation and market risk or due to actions by our competitors. In addition, the development of a secondary market for life insurance, including life settlements or “viaticals” and investor owned life insurance, and to a lesser extent third-party investor strategies in the variable annuity market, could adversely affect the profitability of existing business and our pricing assumptions for new business.

We may be required to accelerate the amortization of DAC, which could adversely affect our business, results of operations or financial condition.

DAC represents policy acquisition costs that have been capitalized. Capitalized costs associated with DAC are amortized in proportion to actual and estimated gross profits, gross premiums or gross revenues depending on the type of contract. On an ongoing basis, we test the DAC recorded on our balance sheets to determine if the amount is recoverable under current assumptions. In addition, we regularly review the estimates and assumptions underlying DAC. The projection of estimated gross profits, gross premiums or gross revenues requires the use of certain assumptions, principally related to Separate Account fund returns in excess of amounts credited to policyholders, policyholder behavior such as surrender, lapse and annuitization rates, interest margin, expense margin, mortality, future impairments and hedging costs. Estimating future gross profits, gross premiums or gross revenues is a complex process requiring considerable judgment and the forecasting of events well into the future. If these assumptions prove to be inaccurate, if an estimation technique used to estimate future gross profits, gross premiums or gross revenues is changed, or if significant or sustained equity market declines occur or persist, we could be required to accelerate the amortization of DAC, which would result in a charge to earnings. Such adjustments could have a material adverse effect on our business, results of operations or financial condition.

We use financial models that rely on a number of estimates, assumptions and projections that are inherently uncertain and which may contain errors.

We use models in our hedging programs and many other aspects of our operations, including but not limited to, product development and pricing, capital management, the estimation of actuarial reserves, the amortization of DAC, the fair value of the GMIB reinsurance contracts and the valuation of certain other assets and liabilities. These models rely on estimates, assumptions and projections that are inherently uncertain and involve the exercise of significant judgment. Due to the complexity of such models, it is possible that errors in the models could exist and our controls could fail to detect such errors. Failure to detect such errors could materially and adversely impact our business, results of operations or financial condition.

The determination of the amount of allowances and impairments taken on our investments is subjective and could materially impact our business, results of operations or financial condition.

The determination of the amount of allowances and impairments vary by investment type and is based upon our evaluation and assessment of known and inherent risks associated with the respective asset class. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. There can be no assurance that management’s judgments, as reflected in our financial statements, will ultimately prove to be an accurate estimate of the actual and eventual diminution in realized value. Historical trends may not be indicative of future impairments or allowances. Furthermore, additional impairments may need to be taken or allowances provided for in the future that could have a material adverse effect on our business, results of operations or financial condition.

We define fair value generally as the price that would be received to sell an asset or paid to transfer a liability. When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable; these generally are the most liquid holdings and their valuation does not involve management judgment. When quoted prices in active markets are not available, we estimate fair value based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. For securities with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or can be derived principally from or corroborated by observable market data. When the volume or level of activity results in little or no price transparency, significant inputs no longer can be supported by reference to market observable data but instead must be based on management’s estimation and judgment. Valuations may result in estimated fair values which vary significantly from the amount at which the investments may ultimately be sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our financial statements and the period-to-period changes in estimated fair value could vary significantly. Decreases in the estimated fair value of securities we hold may have a material adverse effect on our business, results of operations or financial condition.

Risks Relating to Our Investment Management and Research Business

AB’s revenues and results of operations depend on the market value and composition of AB’s AUM, which can fluctuate significantly based on various factors, including many factors outside of its control.

We derive most of our revenues related to AB’s business from investment advisory and services fees, which typically are calculated as a percentage of the value of AUM as of a specified date, or as a percentage of the value of average AUM for the applicable billing period, and vary with the type of investment service, the size of the account and the total amount of assets AB manages for a particular client. The value and composition of AB’s AUM can be adversely affected by several factors, including:

•	Market Factors. Uncertainties were prevalent throughout 2016 and have continued so far in 2017. Although U.S. equity markets have advanced to record levels and fixed income risk assets, such as high yield and other credit instruments, have continued to be strong, geopolitical tensions with North Korea, severe hurricanes in the United States and U.S. territories, and new terror attacks in Europe and the United States have kept investors on edge. Many investors are concerned that the U.S. markets are nearly overvalued and are watching closely for Federal Reserve action.

Beyond the United States, economic recovery is unfolding at varying rates throughout the developed and emerging markets. Europe, Asia and the Far East and emerging markets equities have earned high returns year-to-date as a result of improving corporate earnings, greater regulatory clarity, constructive outcomes of various European elections and stabilization in economic growth among the emerging markets. Despite this generally positive backdrop, uncertainty remains over issues like the potential for rising inflation in the United States and President Trump’s ability to pursue his promised pro-growth policies, the impact of Brexit and ongoing concerns about geopolitics, commodity prices and the sustainability of growth in the emerging markets. While the current environment of lower stock correlations, and the potential for lower returns and higher volatility going forward, bode well for active management, investors continue to favor passive management, presenting a significant industry-wide challenge to organic growth.

These factors may adversely affect AB’s AUM and revenues. Additionally, increases in interest rates, particularly if rapid, likely will decrease the total return of many bond investments due to lower market valuations of existing bonds. These factors could have a significant adverse effect on AB’s revenues and results of operations as AUM in AB’s fixed income investments comprise a major component of AB’s total AUM.

•	Client Preferences. Generally, AB’s clients may withdraw their assets at any time and on short notice. Also, changing market dynamics and investment trends, particularly with respect to sponsors of defined benefit plans choosing to invest in less risky investments and the ongoing shift to lower-fee passive services described below, may continue to reduce interest in some of the investment products AB offers, or clients and prospects may continue to seek investment products that AB may not currently offer. Loss of, or decreases in, AUM reduces AB’s investment advisory and services fees and revenues.

•	AB’s Investment Performance. AB’s ability to achieve investment returns for clients that meet or exceed investment returns for comparable asset classes and competing investment services is a key consideration when clients decide to keep their assets with AB or invest additional assets, and when a prospective client is deciding whether to invest with AB. Poor investment performance, both in absolute terms or relative to peers and stated benchmarks, may result in clients withdrawing assets and in prospective clients choosing to invest with competitors.

•	Investing Trends. AB’s fee rates vary significantly among the various investment products and services AB offers to its clients. For example, AB generally earns higher fees from assets invested in its actively-managed equity services than in its actively-managed fixed income services or passive services. Also, AB often earns higher fees from global and international services than AB does from U.S. services. An adverse mix shift would reduce AB’s investment advisory and services fees and revenues.

•	Service Changes. AB may be required to reduce its fee levels, restructure the fees it charges or adjust the services it offers to its clients because of, among other things, regulatory initiatives (whether industry-wide or specifically targeted), changing technology in the asset management business (including algorithmic strategies and emerging financial technology), court decisions and competitive considerations. A reduction in fees would reduce AB’s revenues.

A decrease in the value of AB’s AUM, or a decrease in the amount of AUM AB manages, or an adverse mix shift in its AUM, would adversely affect AB’s investment advisory and services fees and revenues. A reduction in revenues, without a commensurate reduction in expenses, adversely affects AB’s and our business, results of operations or financial condition.

The industry-wide shift from actively-managed investment services to passive services has adversely affected AB’s investment advisory and services fees, revenues and results of operations, and this trend may continue.

The competitive environment with respect to the AB business has become increasingly difficult over the past decade, as active managers have, on average, consistently underperformed passive services, which invest based on market indices rather than individual security selection. This collective experience on the part of investors has obscured the strong performance of individual active managers and resulted in significant outflows from actively-managed services and corresponding significant inflows into passive services. In respect of U.S. mutual funds, for example, passive inflows continued to accelerate throughout 2016 and totaled an all-time high of $473 billion for the year—the fifth consecutive record year for inflows to passive products. During that same period, U.S. actively-managed long-term funds experienced net outflows of $252 billion, a second consecutive record outflow year. In the first half of 2017, passive inflows continued with inflows of $373 billion, while U.S. actively-managed long-term funds experienced net inflows of $51 billion as a result of strength in fixed income flows, though total equity flows were negative. In this environment, organic growth through positive net flows is difficult to achieve for active managers, such as AB, and requires taking market share from other active managers.

The significant shift from active services to passive services adversely affects Bernstein Research Services revenues as well. Global market volumes have declined in recent years, and we expect this to continue, fueled by the steady rise in active equity outflows and passive equity inflows. As a result, portfolio turnover has decreased and investors hold fewer shares that are actively traded by managers.

We and AXA and its affiliates provide a significant amount of AB’s AUM and fund a significant portion of AB’s seed investments, and, if we or they choose to terminate their investment advisory agreements or withdraw capital support, it could have a material adverse effect on AB’s business, results of operations or financial condition.

We and other AXA affiliates, collectively, are AB’s largest clients. We represented 17% of ABs total AUM as of June 30, 2017 and 3% of AB’s net revenues for the year ended December 31, 2016. AXA and its affiliates other than us represented 6% of AB’s total AUM as of June 30, 2017 and 2% of AB’s net revenues for the year ended December 31, 2016. AB’s investment management agreements with us and AXA and its affiliates are terminable at any time or on short notice by either party, and neither we nor AXA and its affiliates are under any obligation to maintain any level of AUM with AB. If we or AXA and its affiliates were to terminate their investment management agreements with AB, it could have a material adverse effect on AB’s business, results of operations or financial condition.

Further, while we cannot at this time predict the eventual impact, if any, on AB of the offering, it could include a reduction in the support AXA has provided to AB in the past with respect to AB’s investment management business, resulting in a decrease to AB’s revenues and ability to initiate new investment services. Also, AB relies on AXA for a number of significant services and benefits from its affiliation with AXA in certain common vendor relationships. These arrangements may change with possible negative financial implications for AB.

AB’s reputation could suffer if it is unable to deliver consistent, competitive investment performance.

AB’s business is based on the trust and confidence of its clients. Poor investment performance on an absolute basis or as compared to third-party benchmarks or competitor products could lead to a decrease in sales and stimulate higher redemptions, thereby lowering the amount of AUM and reducing the investment advisory fees AB earns. The effects of poor performance on AB could be magnified where assets or customers are concentrated in certain strategies, products, asset classes or sectors. Damage to AB’s reputation, resulting from poor or inconsistent investment performance, among other factors, can reduce substantially AB’s AUM and impair its ability to maintain or grow its business.

Performance-based fee arrangements with AB’s clients cause greater fluctuations in its, and in turn our, net revenues.

AB sometimes charges its clients performance-based fees, whereby it charges a base advisory fee and is eligible to earn an additional performance-based fee or incentive allocation that is calculated as either a percentage of absolute investment results or a percentage of investment results in excess of a stated benchmark over a specified period of time. Some performance-based fees include a high-watermark provision, which generally provides that if a client account underperforms relative to its performance target (whether in absolute terms or relative to a specified benchmark), it must gain back such underperformance before AB can collect future performance-based fees. Therefore, if AB fails to achieve the performance target for a particular period, AB will not earn a performance-based fee for that period and, for accounts with a high-watermark provision, AB’s ability to earn future performance-based fees will be impaired.

If the percentage of AB’s AUM subject to performance-based fees grows, seasonality and volatility of revenue and earnings are likely to become more significant. AB’s performance-based fees in 2016, 2015 and 2014 were $32.8 million, $23.7 million and $53.2 million, respectively.

AB’s seed capital investments are subject to market risk. While AB enters into various futures, forwards, swap and option contracts to economically hedge many of these investments, AB also may be exposed to market risk and credit-related losses in the event of non-performance by counterparties to these derivatives instruments.

AB has a seed investment program for the purpose of building track records and assisting with the marketing initiatives pertaining to its new products. These seed capital investments are subject to market risk. AB’s risk management team oversees a seed hedging program that attempts to minimize this risk, subject to practical and cost considerations. Also, not all seed investments are deemed appropriate to hedge, and in those cases AB is exposed to market risk. In addition, AB may be subject to basis risk in that it cannot always hedge with precision its market exposure and, as a result, AB may be subject to relative spreads between market sectors. As a result, volatility in the capital markets may cause significant changes in its period-to-period financial and operating results.

AB uses various derivatives instruments, including futures, forwards, swap and option contracts, in conjunction with its seed hedging program. While in most cases broad market risks are hedged, AB’s hedges are imperfect and some market risk remains. In addition, AB’s use of derivatives results in counterparty risk (i.e., the risk of exposure to credit-related losses in the event of non-performance by counterparties to these derivatives instruments), regulatory risk (e.g., short selling restrictions) and cash/synthetic basis risk (i.e., the risk that the underlying positions do not move identically to the related derivative instruments).

The revenues generated by Bernstein Research Services may be adversely affected by circumstances beyond our control, including declines in brokerage transaction rates, declines in global market volumes and failure to settle our trades by significant counterparties.

Electronic, or “low-touch,” trading approaches represent a significant percentage of buy-side trading activity and typically produce transaction fees for execution-only services that are significantly lower than the price of traditional full service fee rates. As a result, blended pricing throughout our industry is lower now than it was historically, and price declines may continue. In addition, fee rates we charge and charged by other brokers for traditional brokerage services have historically experienced price pressure, and we expect these trends to continue. Also, while increases in transaction volume and market share often can offset decreases in rates, this may not continue.

In addition, the failure or inability of any of AB’s broker-dealer’s significant counterparties to perform could expose AB to substantial expenditures and adversely affect its revenues. For example, Sanford C. Bernstein & Co., LLC (“SCB LLC”), as a member of clearing and settlement exchanges, would be required to settle open trades of any non-performing counterparty. This exposes AB to the mark-to-market adjustment on the trades between trade date and settlement date, which could be significant, especially during periods of severe market volatility. Lastly, AB’s ability to access liquidity in such situations may be limited by what its funding relationships are able to offer us at such times.

AB may not accurately value the securities it holds on behalf of its clients or its company investments.

In accordance with applicable regulatory requirements, contractual obligations or client direction, AB employs procedures for the pricing and valuation of securities and other positions held in client accounts or for company investments. AB has established a valuation committee, composed of senior officers and employees, which oversees pricing controls and valuation processes. If market quotations for a security are not readily available, the valuation committee determines a fair value for the security.

Extraordinary volatility in financial markets, significant liquidity constraints or our failure to adequately consider one or more factors when determining the fair value of a security based on information with limited market observability could result in AB failing to properly value securities AB holds for its clients or investments accounted for on its balance sheet. Improper valuation likely would result in its basing fee calculations on inaccurate AUM figures, its striking incorrect net asset values for company-sponsored mutual funds or hedge funds or, in the case of company investments, its inaccurately calculating and reporting AB’s business, financial condition and operating results. Although the overall percentage of AB’s AUM that it fair values based on information with limited market observability is not significant, inaccurate fair value determinations can harm AB’s clients, create regulatory issues and damage its reputation.

AB may not have sufficient information to confirm or review the accuracy of valuations provided to it by underlying external managers for the funds in which certain of its alternative investment products invest.

Certain of AB’s alternative investment services invest in funds managed by external managers (“External Managers”) rather than investing directly in securities and other instruments. As a result, AB’s ability will be limited with regard to (i) monitoring such investments, (ii) regularly obtaining complete, accurate and current information with respect to such investments and (iii) exercising control over such investments. Accordingly, AB may not have sufficient information to confirm or review the accuracy of valuations provided to it by External Managers. In addition, AB will be required to rely on External Managers’ compliance with any applicable investment guidelines and restrictions. Any failure of an External Manager to operate within such guidelines or to provide accurate information with respect to the investment could subject AB’s alternative investment products to losses and cause damage to its reputation.

The quantitative models AB uses in certain of its investment services may contain errors, resulting in imprecise risk assessments and unintended output.

AB uses quantitative models in a variety of its investment services, generally in combination with fundamental research. These models are developed by senior quantitative professionals and typically are implemented by IT professionals. AB’s model risk oversight committee oversees the model governance framework and associated model review activities, which are then executed by AB’s model risk team. However, due to the complexity and large data dependency of such models, it is possible that errors in the models could exist and AB’s controls could fail to detect such errors. Failure to detect errors could result in client losses and reputational damage.

AB may not always successfully manage actual and potential conflicts of interest that arise in its business.

Increasingly, AB must manage actual and potential conflicts of interest, including situations where its services to a particular client conflict, or are perceived to conflict, with the interests of another client. Failure to adequately address potential conflicts of interest could adversely affect our reputation, results of operations and business prospects.

AB has procedures and controls that are designed to identify and mitigate conflicts of interest, including those designed to prevent the improper sharing of information. However, appropriately managing conflicts of interest is complex. AB’s reputation could be damaged and the willingness of clients to enter into transactions in which such a conflict might arise may be affected if AB fails, or appears to fail, to deal appropriately with actual or perceived conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions.

The inability to access clients through intermediaries could have a material adverse effect on AB’s business.

AB’s ability to market investment products is highly dependent on access to the various distribution systems of national and regional securities dealer firms, which generally offer competing products that could limit the distribution of AB’s investment products. There can be no assurance that AB will be able to retain access to these intermediaries. The inability to have such access could have a material adverse effect on AB’s and, in turn, our business. To the extent that existing or potential customers, including securities broker-dealers, decide to invest in or broaden distribution relationships with AB’s competitors, the sales of its products as well as its market share, revenue and net income could decline. Certain intermediaries with which AB conducts business charge AB fees to maintain access to their distribution networks. If AB chooses not to pay such fees, its ability to distribute through those intermediaries would be limited.

AB’s clients can withdraw the assets it manages on short notice, making its future client and revenue base unpredictable.

AB’s open-end fund clients generally may redeem their investments in these funds each business day without prior notice. While not subject to daily redemption, closed-end funds that AB manages may shrink in size due to repurchases of shares in open-market transactions or pursuant to tender offers, or in connection with distributions in excess of realized returns. Institutional and individual Separate Account clients can terminate their relationships with AB generally at any time. In a declining stock market, the pace of open-end fund redemptions could accelerate. Poor performance relative to other asset management firms can result in decreased purchases of open-end fund shares, increased redemptions of open-end fund shares, and the loss of institutional or individual Separate Accounts. The decrease in revenue that could result from any of these events could have a material adverse effect on AB’s and, in turn, our business.

Fluctuations in the exchange rates between the U.S. dollar and various other currencies can adversely affect AB’s AUM, revenues and results of operations.

Although significant portions of AB’s net revenues and expenses, as well as AB’s AUM, presently are denominated in U.S. dollars, AB has subsidiaries and clients outside of the United States with functional currencies other than the U.S. dollar. Weakening of these currencies relative to the U.S. dollar adversely affects the value in U.S. dollar terms of AB’s revenues and our AUM denominated in these other currencies. Accordingly, fluctuations in U.S. dollar exchange rates affect our AUM, revenues and reported financial results from one period to the next.

Investments in other countries are subject to operational, regulatory, compliance and reputational risks, including changes in applicable laws and regulatory requirements; difficulties in staffing and managing foreign operations; difficulties in collecting investment management fees receivable; different, and in some cases less stringent, legal, regulatory and accounting regimes; political instability; fluctuations in currency exchange rates; expatriation controls; expropriation risks; and potential adverse tax consequences.

AB may not be successful in its efforts to hedge its exposure to such fluctuations, which could negatively impact its revenues and reported financial results.

Changes in the partnership structure of AB Holding and ABLP or changes in the tax law governing partnerships would have significant tax ramifications.

AB Holding, having elected under Section 7704(g) of the Code to be subject to a 3.5% federal tax on partnership gross income from the active conduct of a trade or business, is a “grandfathered” publicly traded partnership (“PTP”) for federal income tax purposes. AB Holding is also subject to the 4.0% New York City unincorporated business tax (“UBT”), net of credits for UBT paid by AB. In order to preserve AB Holding’s status as a “grandfathered” PTP for federal income tax purposes, management seeks to ensure that AB Holding does not directly or indirectly (through ABLP) enter into a substantial new line of business. A “new line of business” includes any business that is not closely related to AB’s historical business of providing research and diversified investment management and related services to its clients. A new line of business is “substantial” when a partnership derives more than 15% of its gross income from, or uses more than 15% of its total assets in, the new line of business.

ABLP is a private partnership for federal income tax purposes and, accordingly, is not subject to federal and state corporate income taxes. However, ABLP is subject to the 4.0% UBT. Domestic corporate subsidiaries of ABLP, which are subject to federal, state and local income taxes, generally are included in the filing of a consolidated federal income tax return with separate state and local income tax returns being filed. Foreign corporate subsidiaries generally are subject to taxes in the foreign jurisdiction where they are located. If ABLP’s business increasingly operates in countries other than the United States, ABLP’s effective tax rate may increase because its international subsidiaries are subject to corporate taxes in the jurisdictions where they are located.

In order to preserve ABLP’s status as a private partnership for federal income tax purposes, AB Units must not be considered publicly traded. If such units were to be considered readily tradable, ABLP would be subject to federal and state corporate income tax on its net income. Furthermore, as noted above, should ABLP enter into a substantial new line of business, AB Holding, by virtue of its ownership of ABLP, would lose its status as a grandfathered PTP and would become subject to corporate income tax as set forth above.

Proposals by members of Congress regarding the need for U.S. tax reform and possible tax law changes to raise additional revenue have included suggestions that all large partnerships (which would include both ABLP and AB Holding) should be taxed as corporations and that a process should be implemented to address repatriating the non-U.S. earnings of U.S. companies, including a proposed one-time tax on unrepatriated foreign earnings and a proposed minimum tax on foreign earnings.

Tax reform legislation proposed in Congress in November 2017 (the “Tax Bill”) provides for a one-time tax on accumulated offshore earnings held in cash and on earnings held in illiquid assets, with the latter taxed at a lower rate. In addition, the Tax Bill provides that a U.S. company will be taxed on a current basis on certain income of its foreign subsidiaries that exceeds a baseline level. If AB were to be subject to a one-time tax on the unrepatriated earnings of its foreign subsidiaries or a tax on a current basis on earnings of its foreign subsidiaries, AB’s tax liability may increase substantially. Furthermore, if AB Holding and ABLP were to lose their federal tax status as partnerships, they would be subject to corporate income tax, which would reduce materially their net income and quarterly distributions to holders of AB Holding Units or AB Units.

It is likely that the Tax Bill will be substantially revised through the legislative process, and we cannot predict whether the Tax Bill or any other tax legislation will be enacted, or what provisions such legislation would contain.

Legal and Regulatory Risks

We may be materially and adversely impacted by U.S. federal and state legislative and regulatory action affecting financial institutions.

Regulatory changes, and other reforms globally, could lead to business disruptions, could adversely impact the value of assets we have invested on behalf of clients and policyholders and could make it more difficult for us to conduct certain business activities or distinguish ourselves from competitors. Any of these factors could materially and adversely affect our business, results of operations or financial condition.

Dodd-Frank Act. The Dodd-Frank Act established the Financial Stability Oversight Council (“FSOC”), which has the authority to designate non-bank systemically important financial institutions (“SIFIs”), thereby subjecting them to enhanced prudential standards and supervision by the Federal Reserve Board, including enhanced risk-based capital requirements, leverage limits, liquidity requirements, single counterparty exposure limits, governance requirements for risk management, capital planning and stress test requirements, special debt-to-equity limits for certain companies, early remediation procedures and recovery and resolution planning. If the FSOC were to determine that Holdings is a non-bank SIFI, we would become subject to certain of these enhanced prudential standards. Other regulators, such as state insurance regulators, may also determine to adopt new or heightened regulatory safeguards as a result of actions taken by the Federal Reserve Board in connection with its supervision of non-bank SIFIs. There can be no assurance that Holdings will not be designated as a non-bank SIFI, that such new or enhanced regulation will not apply to Holdings in the future, or, to the extent such regulation is adopted, that it would not have a material impact on our operations.

In addition, if Holdings were designated a SIFI, it could potentially be subject to capital charges or other restrictions with respect to activities it engages in that are limited by Section 619 of the Dodd-Frank Act, commonly referred to as the “Volcker Rule,” which places limitations on the ability of banks and their affiliates to engage in proprietary trading and limits the sponsorship of, and investment in, covered funds by banking entities and their affiliates.

Title II of the Dodd-Frank Act provides that certain financial companies, including Holdings, may be subject to a special resolution regime outside the federal bankruptcy code, which is administered by the Federal Deposit Insurance Corporation as receiver, and is applied to a covered financial company upon a determination that the company presents a risk to U.S. financial stability. U.S. insurance subsidiaries of any such covered financial company, however, would be subject to rehabilitation and liquidation proceedings under state insurance law. We cannot predict how rating agencies, or our creditors, will evaluate this potential or whether it will impact our financing or hedging costs.

The Dodd-Frank Act also established the Federal Insurance Office (“FIO”) within the U.S. Department of the Treasury, which has the authority, on behalf of the United States, to participate in the negotiation of “covered agreements” with foreign governments or regulators, as well as to collect information and monitor about the insurance industry. While not having a general supervisory or regulatory authority over the business of insurance, the director of the FIO will perform various functions with respect to insurance, including serving as a non-voting member of the FSOC and making recommendations to the FSOC regarding insurers to be designated for more stringent regulation.

While the Trump administration has indicated its intent to modify various aspects of the Dodd-Frank Act, it is unclear whether or how such modifications will be implemented or the impact any such modifications would have on our businesses.

Title VII of the Dodd-Frank Act creates a new framework for regulation of the over-the-counter (“OTC”) derivatives markets. As a result of the adoption of final rules by federal banking regulators and the U.S. Commodity Futures Trading Commission (“CFTC”) in 2015 establishing margin requirements for non-centrally cleared derivatives, the amount of collateral we may be required to pledge in support of such transactions may increase under certain circumstances and will increase as a result of the requirement to pledge initial margin on non-centrally cleared derivatives commencing in 2020. Notwithstanding the broad categories of non-cash collateral permitted under the rules, higher capital charges on non-cash collateral applicable to our bank counterparties may significantly increase pricing of derivatives and restrict or eliminate certain types of eligible collateral that we have available to pledge, which could significantly increase our hedging costs, adversely affect the liquidity and yield of our investments, affect the profitability of our products or their attractiveness to our customers, or cause us to alter our hedging strategy or change the composition of the risks we do not hedge.

Regulation of Broker-Dealers. The Dodd-Frank Act provides that the SEC may promulgate rules to provide that the standard of conduct for all broker-dealers, when providing personalized investment advice about securities to retail customers (and any other customers as the SEC may by rule provide) will be the same as the standard of conduct applicable to an investment adviser under the Investment Advisers Act.

ERISA. The DOL issued a final Rule on April 6, 2016 that significantly expands the range of activities that would be considered to be fiduciary investment advice under the Employment Retirement Income Security Act (“ERISA”) when our affiliated advisors and our employees provide investment-related information and support to retirement plan sponsors, participants, and Individual Retirement Account (“IRA”) holders. Implementation of the Rule was originally scheduled to be phased in starting on April 10, 2017. In February 2017, however, the DOL was directed by executive order and memorandum (the “President’s Order and Memorandum”) to review the Rule and determine whether the Rule should be rescinded or revised, in light of the new administration’s policies and orientations. On March 2, 2017, the DOL submitted a proposal to delay for 60 days the applicability date of the Rule and invited comments on both the proposed extension and the examination described in the President’s Order and Memorandum. In April 2017, the DOL delayed effectiveness of the Rule until June 2017. The Rule was partially implemented on June 9, 2017, with a special transition period for certain requirements that are due to take effect on January 1, 2018. On July 6, 2017, the DOL published a request for information in connection with its examination of the Rule which included a request for comments on further delaying implementation of the Rule. On August 31, 2017, the DOL published a notice proposing to extend the special transition period from January 1, 2018 to July 1, 2019. On November 1, 2017, the DOL submitted its final rule supporting the extension to the Office of Management and Budget (the “OMB”) for review. The outcome of the foregoing cannot be anticipated at this time. Although management continues to evaluate its potential impact on our business, the Rule is expected to cause adverse changes to the level and type of services we provide, as well as the nature and amount of compensation and fees that we and our affiliated advisors and firms receive for investment-related services to retirement plans and IRAs, which may have a significant adverse effect on our business and consolidated results of operations.

The change of administration and DOL officials leaves uncertainty over whether the regulations will be substantially modified or repealed. Changes to the Rule as currently adopted could also have a significant adverse effect on our business and consolidated results of operations. We cannot predict what other proposals may be made, what legislation may be introduced or enacted, or what impact any such legislation may have on our business, results of operations or financial condition.

General. From time to time, regulators raise issues during examinations or audits of us and regulated subsidiaries that could, if determined adversely, have a material impact on us. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as accounting or statutory reserve requirements. We are also subject to other regulations and may in the future become subject to additional regulations. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, thus having a material adverse effect on our business, results of operations or financial condition.

Our retirement and protection businesses are heavily regulated, and changes in regulation and in supervisory and enforcement policies may limit our growth and have a material adverse effect on our business, results of operations or financial condition.

We are subject to a wide variety of insurance and other laws and regulations. State insurance laws regulate most aspects of our retirement and protection businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. Notably, AXA Equitable Life is domiciled in New York and is primarily regulated by the NYDFS. The primary purpose of state regulation is to protect policyholders, and not necessarily to protect creditors and investors.

State insurance guaranty associations have the right to assess insurance companies doing business in their state in order to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, liabilities we have currently established for these potential assessments may not be adequate.

State insurance regulators, the NAIC and other regulatory bodies regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, including potentially rescinding prior product approvals, are often made for the benefit of the consumer at the expense of the insurer and could materially and adversely affect our business, results of operations or financial condition.

We currently use captive reinsurance subsidiaries primarily to reinsure (i) term life insurance and universal life insurance with secondary guarantees, (ii) the GMxB Business, (iii) excess claims relating to variable annuities with GMIB riders which are subject to reinsurance treaties with unaffiliated third parties and (iv) to retrocede reinsurance of variable annuity guaranteed minimum benefits assumed from unaffiliated third parties. Prior to this offering, we plan to unwind the captive reinsurance of the GMxB Business as described in “The Reorganization Transactions—Unwind of GMxB Reinsurance.” Uncertainties associated with continued use of captive reinsurance are primarily related to potential regulatory changes. See “—Risks Relating to Our Retirement and Protection Businesses—Risks Relating to Our Reinsurance and Hedging Programs.”

Insurance regulators have implemented, or begun to implement significant changes in the way in which insurers must determine statutory reserves and capital, particularly for products with contractual guarantees, such as variable annuities and universal life policies, and are considering further potentially significant changes in these requirements. The NAIC’s principle-based reserves (“PBR”) approach for life insurance policies became effective on January 1, 2017, and has a three-year phase-in period. We are currently assessing the impact of, and appropriate implementation plan for, the PBR approach for life policies. The timing and extent of further changes to statutory reserves and reporting requirements are uncertain.

During 2015, the NAIC Financial Condition Committee (the “E Committee”) established the Variable Annuities Issues (E) Working Group (“VAIWG”) to oversee the NAIC’s efforts to study and address, as appropriate, regulatory issues resulting in variable annuity captive reinsurance transactions. In November 2015, upon the recommendation of the VAIWG, the E Committee adopted the VA Framework for Change which recommends charges for NAIC working groups to adjust the variable annuity statutory framework applicable to all insurers that have written or are writing variable annuity business and therefore has broader implications beyond captive reinsurance transactions. The VA Framework for Change contemplates a holistic set of reforms that would improve the current reserve and capital framework for insurers that write variable annuity business. In November 2015, VAIWG engaged Oliver Wyman (“OW”) to conduct a quantitative impact study (the “QIS”) involving industry participants, including the Company, of various reforms outlined in the VA Framework for Change. OW completed the QIS in July of 2016 and reported its initial findings to the VAIWG in late August. The OW report proposed certain revisions to the current variable annuity reserve and capital framework and recommended a second quantitative impact study be conducted so that testing can inform the proper calibration for certain conceptual and/or preliminary parameters set out in the OW proposal. Following a fourth quarter 2016 public comment period and several meetings on the OW proposal, the VAIWG determined that a second quantitative impact study (the “QIS2”) involving industry participants including us, will be conducted by OW. The QIS2 was initiated in February 2017 and was scheduled to be completed by September 2017, with NAIC deliberations on QIS2 results during the fourth quarter of 2017. Although the QIS2 timetable indicates the VAIWG expects to complete its work in 2017, timing for implementation of changes to the current variable annuity reserve and capital framework remains uncertain.

We are currently assessing the impact on the Company of the NAIC’s proposed changes to the reserve and capital framework requirements currently applicable to our variable annuity business and we cannot predict what revisions to the VA Framework for Change proposal may be implemented as a result of QIS2 and ongoing NAIC deliberations. As a result, the timing and extent of any necessary changes to reserves and capital requirements for our variable annuity business resulting from the work of the NAIC VAIWG are uncertain.

Our investment management and research business is heavily regulated, and changes in regulation and in supervisory and enforcement policies may limit our growth and have a material adverse effect on our business, results of operations or financial condition.

Virtually all aspects of our investment management and research business are subject to federal and state laws and regulations, rules of securities regulators and exchanges, and laws and regulations in the foreign jurisdictions in which our subsidiaries conduct business. If we violate these laws or regulations, we could be subject to civil liability, criminal liability or sanction, including restriction or revocation of our professional licenses or registrations, revocation of the licenses of our employees, censures, fines, or temporary suspension or permanent bar from conducting business. Any such liability or sanction could have a material adverse effect on our business, results of operations or financial condition. A regulatory proceeding, even if it does not result in a finding of wrongdoing or sanction, could require substantial expenditures of time and money and could potentially damage our reputation.

In recent years, global regulators have substantially increased their oversight of financial services and investment management services. For example, the Financial Supervisory Commission in Taiwan (“FSC”) implemented, as of January 1, 2015, new limits on the degree to which local investors can own an offshore investment product. While certain exemptions have been available to us, should we not continue to qualify, the FSC’s rules could force some of our local resident investors to redeem their investments in our funds sold in Taiwan (or prevent further sales of those funds in Taiwan), some of which funds have local ownership levels substantially above the FSC limits. This could lead to significant declines in our investment advisory and services fees and revenues earned from these funds.

The second installment of the Markets in Financial Instruments Directive II (“MiFID II”), which is effective January 1, 2018, makes significant modifications to the manner in which European broker-dealers can be compensated for research. These modifications are recognized in the industry as having the potential to significantly decrease the overall research spend by European buy-side firms. Consequently, our U.K.-based broker-dealer is considering new charging mechanisms for its research in order to minimize this impact as part of its broader MiFID II implementation program. It is important to note, however, that our new charging techniques and other strategic decisions to address the new environment created by MiFID II may not be successful, which could result in a significant decline in our sell-side revenues.

Also, although MiFID II does permit buy-side firms to purchase research through the use of client-funded research payment accounts, most buy-side firms that operate in the Eurozone, including our U.K. buy-side subsidiaries, have decided to use their own funds to pay for research in the Eurozone. This change in practice will increase our expenses in the Eurozone and, if this practice becomes more pervasive globally, may have a significant adverse effect on our net income in future periods. The ultimate impact of MiFID II on payments for research currently is uncertain.

Finally, in June 2016, a narrow majority of voters in a U.K. referendum voted to exit the EU, but it remains unclear exactly how the U.K.’s status in relation to the EU will change when it ultimately leaves. Ongoing changes in the EU’s regulatory framework applicable to our business, including Brexit and any other changes in the composition of the EU’s member states, may add further complexity to our global risks and operations.

The adoption of new laws, regulations or standards and changes in the interpretation or enforcement of existing laws, regulations or standards have directly affected, and will continue to affect, our business, including making our efforts to comply more expensive and time-consuming.

Changes in U.S. tax laws and regulations or interpretations thereof, including as a result of tax reform, could reduce our earnings and negatively impact our business, results of operations or financial condition, including by making our products less attractive to consumers.

Changes in U.S. tax laws could have a material adverse effect on our business, results of operations or financial condition and could result in our incurring materially higher taxes. The Trump administration and Congress have publicly stated that U.S. tax reform is a priority, though the substance, timing and likelihood of tax reform are uncertain. Tax reform could impact our corporate taxes, our deferred tax assets and losses and our products, favorably or adversely.

The Tax Bill generally calls for a reduction in tax rates, and simplification of the tax code. The Tax Bill provides for a flat 20% corporate income tax rate, which may be phased in. To help offset the cost of the rate reductions, the Tax Bill proposals have included a number of different revenue raisers:

•	a modification of the calculation of the dividends received deduction (“DRD”) that would substantially decrease our tax deductions;

•	a change in how deductions are determined for insurance reserves that would substantially decrease our tax deductions for such reserves;

•	an increase in the amount of policy acquisition expense (also called tax “DAC”) that we would be required to capitalize and amortize for federal tax purposes;

•	An 8% surtax on life insurance companies, which is described as a placeholder and which would replace the proposed DRD, insurance reserve and DAC changes;

•	limitations on the use of net operating losses (“NOLs”);

•	limitations on deductions for net interest expense; and

•	a 20% excise tax or a minimum tax intended to reduce erosion in the U.S. tax base from certain payments made by a U.S. corporation to a related foreign corporation.

We derive, and anticipate that we will continue deriving, tax benefits from certain items, including but not limited to the DRD, tax credits, insurance reserve deductions and interest expense deductions. As a result, the changes proposed in the Tax Bill could have an adverse impact on us, notwithstanding the lower corporate income tax rate. These changes, and other changes to federal, state or other tax laws, could reduce our earnings and adversely affect our business, results of operations or financial condition. A modification of the DRD, changes to insurance reserves, tax DAC and interest expense deductions in particular could impact our investments and investment strategies.

Moreover, many of the products that we sell benefit from one or more forms of tax-favored status under current federal and state income tax regimes. For example, life insurance and annuity contracts currently allow policyholders to defer the recognition of taxable income earned within the contract. The modification or elimination of this tax-favored status could reduce demand for our products. Also, if the treatment of earnings accrued inside an annuity contract was changed prospectively, and the tax-favored status of existing contracts was grandfathered, holders of existing contracts would be less likely to surrender or rollover their contracts. Each of these changes could reduce our earnings and negatively impact our business. A decrease in individual income tax rates or a repeal of the estate tax could also affect the demand for our products.

It is likely that the Tax Bill will be substantially revised through the legislative process, and we cannot predict whether the Tax Bill or any other tax legislation will be enacted, or what provisions such legislation would contain.

Legal and regulatory actions could have a material adverse effect on our reputation, business, results of operations or financial condition.

A number of lawsuits, claims, assessments and regulatory inquiries have been filed or commenced against life and health insurers and asset managers in the jurisdictions in which we do business. These actions and proceedings involve, among other things, insurers’ sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration, product design, features and accompanying disclosure, cost of insurance increases, the use of captive reinsurers, payment of death benefits and the reporting and escheatment of unclaimed property, alleged breach of fiduciary duties, discrimination, alleged mismanagement of client funds and other general business-related matters. Some of these matters have resulted in the award of substantial fines and judgments, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages.

We face a significant risk of, and from time to time we are involved in, such actions and proceedings, including class action lawsuits. Our consolidated results of operations or financial position could be materially and adversely affected by defense and settlement costs and any unexpected material adverse outcomes in such matters, as well as in other material actions and proceedings pending against us. The frequency of large damage awards, including large punitive damage awards and regulatory fines that bear little or no relation to actual economic damages incurred, continues to create the potential for an unpredictable judgment in any given matter. For information regarding certain legal proceedings pending against us, see note 12 to the notes to our interim financial statements and note 16 to the notes to our annual financial statements included elsewhere in this prospectus.

In addition, examinations by federal and state regulators and other governmental and self-regulatory agencies including, among others, the SEC, FINRA, the CFTC, the National Futures Association (the “NFA”), state attorneys general, the NYDFS and other state insurance regulators, and other regulators could result in adverse publicity, sanctions, fines and other costs. We have provided and, in certain cases, continue to provide information and documents to the SEC, FINRA, the CFTC, the NFA, state attorneys general, the NYDFS and other state insurance regulators, and other regulators on a wide range of issues. At this time, management cannot predict what actions the SEC, FINRA, the CFTC, the NFA, state attorneys general, the NYDFS and other state insurance regulators, or other regulators may take or what the impact of such actions might be.

A substantial legal liability or a significant federal, state or other regulatory action against us, as well as regulatory inquiries or investigations, could harm our reputation, result in material fines or penalties, result in significant legal costs and otherwise have a material adverse effect on our business, results of operations or financial condition.

We will be required to disclose in our periodic reports filed with the SEC specified activities engaged in by our “affiliates.”

The Securities and Exchange Act of 1934, as amended (the “Exchange Act”) requires companies subject to SEC reporting obligations to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain Office of Foreign Assets Control sanctions engaged in by the reporting company or any of its affiliates during the period covered by the relevant periodic report. In some cases, companies are required to disclose these types of transactions even if they would otherwise be permissible under U.S. law. Reporting companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation, to determine whether sanctions should be imposed. Under the Exchange Act, we would be required to report if we or any of our “affiliates” knowingly engaged in certain specified activities during the period covered by the report. Because the SEC defines the term “affiliate” broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because we will be controlled by AXA following the completion of this offering, we may be required to disclose certain activities undertaken by AXA and its affiliates with Iranian counterparties. Disclosure of such activities, even if such activities are not subject to sanctions under applicable law, and any sanctions actually imposed on us or our affiliates as a result of these activities, could harm our reputation and have a negative impact on our business.

Risks Relating to Our Controlling Stockholder

Following the completion of this offering, AXA will continue to control us and may have conflicts of interest with other stockholders. Conflicts of interest may arise because affiliates of our controlling stockholder have continuing agreements and business relationships with us.

Upon completion of this offering, AXA will own     % of our outstanding common stock, or     % if the underwriters exercise their option to purchase additional shares in full. As a result, AXA will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. AXA will also have sufficient voting power to amend our organizational documents. In addition, under the provisions of the Shareholder Agreement that we will enter into with AXA prior to the consummation of this offering, AXA will have consent rights with respect to certain corporate and business activities that we may undertake, including during periods where AXA holds less than a majority of our common stock.

Our amended and restated certificate of incorporation and our amended and restated by-laws will also include a number of provisions that may discourage, delay or prevent a change in our management or control for so long as AXA owns specified percentages of our common stock. See “—Risks Relating to Our Common Stock and This Offering—Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated by-laws and Delaware law could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.” These provisions not only could have a negative impact on the trading price of our common stock, but could also allow AXA to delay or prevent a corporate transaction of which the public stockholders approve.

Conflicts of interest may arise between our controlling stockholder and us. Affiliates of our controlling stockholder engage in transactions with us. Further, AXA may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us, and they may either directly, or through affiliates, also maintain business relationships with companies that may directly compete with us. In general, AXA or its affiliates could pursue business interests or exercise their voting power as stockholders in ways that are detrimental to us but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to AXA, and they may pursue acquisition opportunities that may be complementary to our business. As a result, those acquisition opportunities may not be available to us. Under the terms of our amended and restated certificate of incorporation, AXA will have no obligation to offer us corporate opportunities. See “—Our amended and restated certificate of incorporation will provide that we will waive any interest or expectancy in corporate opportunities presented to AXA.” In addition, changes to IFRS could impact the way we conduct our business (including, for example, which products we offer), our competitive position, our hedging program and the way we manage capital. See “—Risks Relating to Our Consolidated Business—Risks Relating to Our Operations—Changes in accounting standards could have a material adverse effect on our business, results of operations or financial condition.”

AXA and its affiliates other than us are among AB’s largest clients. AXA and its affiliates other than us represented 6% of AB’s total AUM as of June 30, 2017 and 2% of AB’s net revenues for the year ended December 31, 2016. AB’s investment management agreements with AXA and its affiliates are terminable at any time or on short notice by either party and AXA and its affiliates are under no obligation to maintain any level of

AUM with AB. If AXA and its affiliates were to terminate their investment management agreements with AB, it could have a materially adverse effect on AB’s business, results of operations or financial condition.

As a result of these relationships, the interests of AXA may not coincide with our interests or the interests of the other holders of our common stock. So long as AXA continues to control a significant amount of the outstanding shares of our common stock, AXA will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Our amended and restated certificate of incorporation will provide that we will waive any interest or expectancy in corporate opportunities presented to AXA.

Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities that are from time to time presented to AXA, or their respective officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of AXA or its agents, stockholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer. To the fullest extent permitted by law, by becoming a stockholder in our company, stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation. This will allow AXA to compete with us. Strong competition for investment opportunities could result in fewer such opportunities for us. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our business, results of operations or financial condition.

If AXA sells a controlling interest in our company to a third party in a private transaction, you may not realize any change of control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, AXA will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction. If such a transaction were to be sufficient in size, it could result in a change of control of Holdings. The ability of AXA to privately sell such shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change of control premium on your shares of our common stock that may otherwise accrue to AXA upon its private sale of our common stock. Additionally, if AXA privately sells a significant equity interest in us, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with the interests of other stockholders.

Our historical consolidated financial data are not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

Our historical consolidated financial data included in this prospectus do not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future. For example, we anticipate adjusting our capital structure to more closely align with peer U.S. public companies. As a result, financial metrics that are influenced by our capital structure, such as interest expense and Operating ROE, are not necessarily indicative for historical periods of the performance we may achieve as a stand-alone company following this offering. In addition, significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

We may fail to replicate or replace functions, systems and infrastructure provided by AXA or certain of its affiliates (including through shared service contracts) or lose benefits from AXA’s global contracts, and AXA and its affiliates may fail to perform the services provided for in the Transition Services Agreement.

Historically, we have received services from AXA and have provided services to AXA, including information technology services, services that support financial transactions and budgeting, risk management and compliance services, human resources services, insurance, operations and other support services, primarily through shared services contracts with various third-party service providers. Following this offering, AXA and its affiliates will have no obligation to provide any support to us other than the services that will be provided pursuant to the Transition Services Agreement. Under the Transition Services Agreement, AXA will agree to continue to provide us with certain services currently provided to us by or through AXA, either directly or on a pass-through basis, and we will agree to continue to provide, or arrange to provide, AXA with certain services currently provided to them, either directly or on a pass-through basis. The Transition Services Agreement will not continue indefinitely.

We will work to replicate or replace the services that we will continue to need in the operation of our business that are provided currently by AXA or its affiliates through shared service contracts they have with various third-party providers and that will continue to be provided under the Transition Services Agreement for applicable transitional periods. We cannot assure you that we will be able to obtain the services at the same or better levels or at the same or lower costs directly from third-party providers. As a result, when AXA or its affiliates cease providing these services to us, either as a result of the termination of the Transition Services Agreement or individual services thereunder or a failure by AXA or its affiliates to perform their respective obligations under the Transition Services Agreement, our costs of procuring these services or comparable replacement services may increase, and the cessation of such services may result in service interruptions and divert management attention from other aspects of our operations.

There is a risk that an increase in the costs associated with replicating and replacing the services provided to us under the Transition Services Agreement and the diversion of management’s attention to these matters could have a material adverse effect on our business, results of operations or financial condition. We may fail to replicate the services we currently receive from AXA on a timely basis or at all. Additionally, we may not be able to operate effectively if the quality of replacement services is inferior to the services we are currently receiving. Furthermore, once we are no longer an affiliate of AXA, we will no longer receive certain group discounts and reduced fees that we are eligible to receive as an affiliate of AXA. The loss of these discounts and reduced fees could increase our expenses and have a material adverse effect on our business, results of operations or financial condition.

After this offering, certain of our directors may have actual or potential conflicts of interest because of their AXA equity ownership or their current or former AXA positions.

A number of the persons who currently are, or we expect to become, our directors have been, and will be, AXA officers, directors or employees and, thus, will have professional relationships with AXA’s executive officers, directors or employees. In addition, because of their current or former AXA positions, certain of our directors and executive officers own AXA common stock, American Depository Shares, deferred stock units, performance shares or options to acquire shares of AXA common stock, and, for some of these individuals, their individual holdings may be significant compared to their total assets. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for AXA and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between AXA and us regarding the terms of the agreements governing our relationship with AXA after the consummation of this offering.

We will have indemnification obligations in favor of AXA after this offering.

We and AXA will enter into certain agreements, including a Shareholder Agreement, Registration Rights Agreement, Transition Services Agreement and a Tax Matters Agreement, that will govern our and AXA’s obligations to each other following this offering in respect of, among other things, taxes and transition services and their respective indemnification obligations. The amounts payable by us pursuant to such indemnification obligations could be significant.

We may be subject to ongoing regulation as a result of AXA’s ownership of us following this offering and for as long as we are an affiliate of AXA.

Regulators and lawmakers in non-U.S. jurisdictions are engaged in addressing the causes of the financial crisis and means of avoiding such crises in the future. For example, the Financial Stability Board has identified nine global systemically important insurers (“GSIIs”), which include AXA. While the precise implications of being designated a GSII are still developing, it could have far reaching regulatory and competitive implications for AXA and adversely impact AXA’s capital requirements, profitability, the fungibility of AXA’s capital and ability to provide capital/financial support for AXA companies, including potentially AXA Equitable Life, AXA’s ability to grow through future acquisitions, internal governance and could change the way AXA conducts its business and adversely impact AXA’s overall competitive position versus insurance groups that are not designated GSIIs. The multiplicity of different regulatory regimes, capital standards and reporting requirements could increase AXA’s operational complexity and costs. All of these possibilities, if they occurred, could affect the way we conduct our business (including, for example, which products we offer) and manage capital, and may require us to satisfy increased capital requirements, all of which in turn could materially affect our business, results of operations or financial condition.

AXA is subject to Solvency II, the European directive which, together with its associated regulations and guidelines, establishes capital adequacy, risk management and regulatory reporting requirements for groups with a parent company established in the European Union. Among other things, as a member of a group subject to Solvency II, we may be required to hold more capital than the levels required under local law and incur costs necessary to comply with its requirements. In addition, because AXA is subject to Solvency II, it may impact the types of investments in, and the duration of, our General Account portfolio. It is possible that the requirements imposed on Solvency II groups, or the regulatory interpretation of those requirements, may change over time, increasing our capital requirements or costs.

Risks Relating to Our Common Stock and This Offering

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Based on shares outstanding as of                 , 2018, upon the completion of this offering, we will have              outstanding shares of common stock. All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act of 1933, as amended, or the “Securities Act,” except for any shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, or “Rule 144.”

The remaining shares of common stock outstanding as of                 , 2018 will be restricted securities within the meaning of Rule 144, but will be eligible for resale subject, in certain cases, to applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, or “Rule 701,” subject to the terms of the lock-up agreements described below.

Upon the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. As of                 , 2018,                  shares of our common stock are reserved for future issuances under the equity incentive plan adopted in connection with this offering.

In connection with this offering, we, the selling stockholder and all of our directors and executive officers will enter into lock-up agreements under which, subject to certain exceptions, we and they have agreed not to sell, transfer or dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, except with the prior written consent of                     . Following the expiration of this 180-day lock-up period, approximately              shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701. As resale restrictions end, the market price of our common stock could decline if AXA sells its shares or is perceived by the market as intending to sell them.                  may, in its sole discretion and at any time, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. Furthermore, subject to the expiration or waiver of the lock up agreements, AXA will have the right to require us to register shares of common stock for resale in some circumstances pursuant to the Registration Rights Agreement we will enter into with AXA.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of our common stock in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

Our common stock has no prior public market, and the market price of our common stock may be volatile and could decline after this offering.

Prior to this offering, there has been no public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. We expect to apply to list our common stock on                 . We and the selling stockholder negotiated the initial public offering price per share with the representatives of the underwriters and, therefore, that price may not be indicative of the market price of our common stock after this offering. We cannot assure you that an active public market for our common stock will develop after this offering or, if one does develop, that it will be sustained. In the absence of an active public trading market, you may not be able to sell your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to make strategic investments by using our shares as consideration. In addition, the market price of our common stock may fluctuate significantly. Among the factors that could affect our stock price are:

•	industry or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	changes in our customers’ preferences;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	adverse publicity related to us or another industry participant;

•	actual or anticipated fluctuations in our operating results;

•	changes in securities analysts’ estimates of our financial performance or lack of research coverage and reports by industry analysts;

•	action by institutional stockholders or other large stockholders (including AXA), including future sales of our common stock;

•	failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

•	announcements by us of significant impairment charges;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

•	war, terrorist acts and epidemic disease;

•	any future sales of our common stock or other securities;

•	additions or departures of key personnel; and

•	misconduct or other improper actions of our employees.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. Stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which could materially and adversely affect our business, results of operations or financial condition.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage for our common stock. If there is no research coverage of our common stock, the trading price for our common stock may be negatively impacted. In the event we obtain research coverage for our common stock, if one or more of the analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our common stock or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.

Future offerings of debt or equity securities which would rank senior to our common stock may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” and the Dodd-Frank Act, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

Following this offering, we will be subject to the reporting, accounting and corporate governance requirements, under the listing standards of             , the Sarbanes-Oxley Act, the Dodd-Frank Act and the Exchange Act that apply to issuers of listed equity, which will impose new compliance requirements, costs and obligations upon us. The changes necessitated by publicly listing our equity will require a significant commitment of additional resources and management oversight which will increase our operating costs. Further, to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new or enhanced internal controls and procedures and hiring additional accounting or internal audit staff.

The expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees, director and officer liability insurance costs, registrar and transfer agent fees, and listing fees, as well as other expenses. As a public company, we will be required, among other things, to prepare and file periodic and current reports, and distribute other stockholder communications, in compliance with the federal securities laws and             rules, define and expand the roles and the duties of our Board and its committees, and institute more comprehensive compliance and investor relations functions. Our ability to successfully implement our strategy and comply with the Exchange Act and the SEC’s rules thereunder requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, or if we are unable to comply with the demands that will be placed on us as a public company, including the requirements of the Exchange Act and the SEC’s rules thereunder, could cause our business, results of operations, financial condition or stock price to be materially and adversely impacted.

During the course of preparing our first set of U.S. GAAP financial statements for this offering, we identified a material weakness in our internal control over financial reporting. If our remediation of this material weakness is not effective, we may not be able to report our financial condition or results of operations accurately or on a timely basis, which could adversely and materially affect investor confidence in us and, as a result, the price of our common stock.

As a public company, we will be required to assess and, after a transition period, publicly report on the effectiveness of our internal control over financial reporting in accordance with the rules of the SEC under the Exchange Act. Following a transition period, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to SEC rules under the Exchange Act. In addition, upon completion of this offering, we will be required under the Exchange Act to maintain disclosure controls and procedures and internal control over financial reporting.

During the course of preparing our first set of U.S. GAAP financial statements for this offering, we identified a material weakness in the design and operation of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our management has concluded that we do not maintain effective controls to timely validate that actuarial models are properly configured to capture all relevant product features. As a result of this material weakness, errors were identified in future policy benefits and deferred policy acquisition costs balances. This resulted in misstatements in previously issued annual and interim financial statements of our subsidiary AXA Equitable Life that were not considered material. The necessary corrections to the historical results of AXA Equitable Life have been appropriately reflected in our consolidated annual and interim financial statements included elsewhere in this prospectus. Until remedied, this material weakness could result in a misstatement of our future policy benefits and deferred policy acquisition costs balances or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected.

We are currently in the process of remediating this material weakness by taking steps to validate all existing actuarial models and valuation systems. These steps include verifying inputs and unique algorithms, ensuring alignment with documented accounting standards and verifying that assumptions used in our models are consistent with documented assumptions. The remediation efforts are being performed by our internal model risk team (which is separate from our modeling and valuation teams), as supported by third party firms. We will continue to enhance controls to ensure that our models are re-validated on a fixed calendar schedule and that new model changes and product features are tested through our internal model risk team prior to adoption within our models and systems. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take.

If we fail to remediate effectively this material weakness in our control environment or if we identify additional material weaknesses in our internal control over financial reporting, we may be unable to report our financial condition or financial results accurately or to report them within the timeframes required by the SEC. If this were the case, we could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to determine that our internal control over financial reporting or our disclosure controls and procedures are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and the price of our common stock may be adversely and materially affected.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated by-laws and Delaware law could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and our amended and restated by-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, prior to the consummation of this offering, our amended and restated certificate of incorporation and amended and restated by-laws will collectively:

•	authorize the issuance of “blank check” preferred stock that could be issued by our Board to thwart a takeover attempt;

•	provide that vacancies on our Board, including vacancies resulting from an enlargement of our Board, may be filled only by a majority vote of directors then in office once AXA ceases to beneficially own at least 50% of the outstanding shares of our common stock;

•	prohibit stockholders from calling special meetings of stockholders if AXA ceases to beneficially own at least 50% of the outstanding shares of our common stock;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders, if AXA ceases to beneficially own at least 50% of the outstanding shares of our common stock;

•	establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders; and

•	require the approval of holders of at least 66 2⁄3% of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation if AXA ceases to beneficially own at least 50% of the outstanding shares of our common stock.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, as well as the significant amount of common stock that AXA will own following this offering, could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We will be a “controlled company” within the meaning of              rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, AXA will control a majority of the voting power of our outstanding common stock. Accordingly, we will qualify as a “controlled company” within the meaning of              corporate governance standards. Under              rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain              corporate governance standards, including:

•	the requirement that a majority of the Board consist of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors; and

•	the requirement for an annual performance evaluation of the nominating and governance and compensation committees.

Following this offering, we intend to use these exemptions. As a result, we will not have a majority of independent directors, our compensation and our nominating and governance committees will not consist entirely of independent directors, and such committees may not be subject to annual performance evaluations. Additionally, we are only required to have all independent audit committee members within one year from the date of listing. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of              corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our amended and restated certificate of incorporation will include provisions limiting the personal liability of our directors for breaches of fiduciary duty under the Delaware General Corporation Law.

Our amended and restated certificate of incorporation will contain provisions permitted under the action asserting a claim arising under the General Corporation Law of the State of Delaware, or the “DGCL,” relating to the liability of directors. These provisions will eliminate a director’s personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or stockholders.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim arising out of or under the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our amended and restated certificate of incorporation or our amended and restated by-laws) or (iv) any action asserting a claim that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers, other employees, agents or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, results of operations or financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This prospectus contains forward-looking statements and cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “is optimistic,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. Forward-looking statements include, without limitation, all matters that are not historical facts. They appear in a number of places throughout this prospectus and include, without limitation, statements regarding our intentions, beliefs, assumptions or current expectations concerning, among other things, financial goals, projected variable annuity cash flows and estimated present value of our in-force variable annuity portfolio, financial position, results of operations, cash flows, prospects, strategies or expectations, and the impact of prevailing economic conditions.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations or financial condition, and the development of the market in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. New factors emerge from time to time that may cause our business not to develop as we expect, and it is not possible for us to predict all of them. Factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, without limitation:

•	Adverse conditions in the global capital markets and the economy, including equity market declines, interest rate fluctuations and market conditions, and the ability to meet our liquidity needs;

•	GMxB features within certain of our products;

•	Inadequacy of our reinsurance and hedging programs to protect us against the full extent of the exposure or losses we seek to mitigate;

•	Competition from other insurance companies, banks, asset managers and other financial institutions;

•	The failure of our new business strategy in accomplishing our objectives;

•	Risks related to our Investment Management and Research business, including significant fluctuations in AB’s AUM, the industry-wide shift from actively-managed investment services to passive services, termination of investment advisory agreement, inability to deliver consistent performance, the quantitative models AB uses in certain of its investment services containing errors, and fluctuations in exchange rates;

•	Inability to recruit, motivate and retain key employees and experienced and productive financial professionals;

•	The amount of statutory capital we have and must hold to meet our statutory capital requirements and our financial strength and credit ratings varying significantly from time to time;

•	Holdings’ dependence on the ability of its subsidiaries to transfer funds to it to meet its obligations;

•	The ability of our insurance subsidiaries to pay dividends and other distributions to Holdings, and the failure of our insurance subsidiaries to generate sufficient statutory earnings or have sufficient statutory surplus to enable them to pay ordinary dividends;

•	We expect to incur indebtedness in connection with the Recapitalization, and the degree to which we will be leveraged following completion of the Recapitalization and this offering;

•	Operational failures, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;

•	Risks related to strategic transactions;

•	The occurrence of a catastrophe, including natural or man-made disasters and failure of insurance that we maintain to fully cover all potential exposures;

•	Failure to protect our intellectual property and infringement claims by a third party;

•	Our investment advisory agreements with clients, and selling and distribution agreements with various financial intermediaries and consultants, being subject to termination or non-renewal on short notice;

•	Various international risks and increased compliance and regulatory risks and costs due to certain of our administrative operations being located internationally;

•	Our counterparties’ requirements to pledge collateral or make payments related to declines in estimated fair value of specified assets and changes in the actual or perceived soundness or condition of other financial institutions and market participants;

•	Gross unrealized losses on fixed maturity and equity securities, illiquid investments and defaults on investments, including mortgage loans;

•	Changes to policyholder behavior assumptions under the contracts reinsured to our affiliated captives, the performance of their hedging program, their liquidity needs, their overall financial results and changes in regulatory requirements regarding the use of captives;

•	The failure to administer or meet any of the complex product and regulatory requirements of our retirement and protection products;

•	Changes in statutory reserve or other requirements;

•	A downgrade in our financial strength and claims-paying ratings;

•	Consolidation of or a loss of, or significant change in, key product distribution relationships;

•	The failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;

•	Inadequate reserves due to differences between our actual experience and management’s estimates and assumptions;

•	Mortality, longevity and morbidity rates or persistency rates differing significantly from our pricing expectations;

•	The acceleration of the amortization of DAC;

•	Financial models that rely on a number of estimates, assumptions and projections that are inherently uncertain and which may contain errors;

•	Subjective determination of the amount of allowances and impairments taken on our investments;

•	Changes in the partnership structure of AB Holding and ABLP or changes in the tax law governing partnerships;

•	U.S. federal and state legislative and regulatory action affecting financial institutions and changes in supervisory and enforcement policies;

•	Changes in U.S. tax laws and regulations or interpretations thereof;

•	Adverse outcomes of legal or regulatory actions;

•	Conflicts of interest that arise because our controlling stockholder and its affiliates have continuing agreements and business relationships with us; and

•	If our remediation of the material weakness in our internal control over financial reporting is not effective, we may not be able to report our financial condition or results of operations accurately or on a timely basis and the price of our common stock may be materially adversely affected.

You should read this prospectus completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.

Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. Readers should read carefully the factors described in “Risk Factors” to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

USE OF PROCEEDS

The selling stockholder is selling all of the shares of common stock in this offering, and we will not receive any proceeds from the sale of the common stock in the offering.

DIVIDEND POLICY

Dividend Policy

We intend to pay cash dividends on our common stock at an initial amount of approximately $        per share, although any declaration of dividends will be at the discretion of the Board and will depend on our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by Delaware law, general business conditions and any other factors that the Board deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends.

We may consider share repurchase programs in the future to supplement our dividend policy. Our Board will need to approve any share repurchase program in the future, and it has not approved any such program at this time.

Delaware law requires that dividends be paid only out of “surplus,” which is defined as the fair market value of our net assets, minus our stated capital; or out of the current or the immediately preceding year’s earnings. Holdings is a holding company and has no direct operations. All of our business operations are conducted through our subsidiaries. The states in which our insurance subsidiaries are domiciled impose certain restrictions on our insurance subsidiaries’ ability to pay dividends to their parent companies. These restrictions are based in part on the prior year’s statutory income and surplus, as well as earned surplus. Such restrictions, or any future restrictions adopted by the states in which our insurance subsidiaries are domiciled, could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable by our subsidiaries without affirmative approval of state regulatory authorities. For more details, see “Business—Regulation—Holding Company and Shareholder Dividend Regulation” and “Risk Factors—Risks Relating to Our Consolidated Business—Risks Relating to Our Operations—As a holding company, Holdings depends on the ability of its subsidiaries to transfer funds to it to meet its obligations.”

THE REORGANIZATION TRANSACTIONS

Summary of Reorganization

We plan to undertake a reorganization prior to this offering, as described generally below. The Reorganization’s primary goals are to ensure that, prior to the consummation of this offering, (i) we will hold all of AXA’s U.S. retirement and protection businesses and AXA’s interests in AB and (ii) certain AXA U.S. P&C business will be extracted from us and held by AXA outside of us. As part of the Reorganization Transactions, we also expect to effectuate an unwind of the reinsurance provided to AXA Equitable Life by AXA RE Arizona for certain variable annuities with GMxB features (the “GMxB Reinsurance”).

The completion of the Reorganization is subject to approval from various state insurance regulators. The Reorganization will only be undertaken following receipt of required regulatory approvals for all steps in the Reorganization.

Transfer of AXA Financial Shares

AXA Financial indirectly owns a number of subsidiaries that comprise AXA’s U.S. retirement and protection businesses. Holdings currently owns approximately 99.5% of the shares in AXA Financial, with the remaining approximately 0.5% held by Coliseum Reinsurance Company, an indirect subsidiary of AXA (“Coliseum Re”), and AXA Belgium S.A., an indirect subsidiary of AXA (“AXA Belgium”). As part of the Reorganization, Coliseum Re and AXA Belgium will, directly or indirectly, transfer their shares in AXA Financial to AXA which, in turn, will contribute the shares to Holdings (the “AXA Financial Transfer”). As a result of the AXA Financial Transfer, at the time of this offering, AXA Financial will be a direct wholly owned subsidiary of Holdings.

Extraction of U.S. Property and Casualty Insurance Business

Holdings currently holds 78.99% of the shares of AXA America Corporate Solutions, Inc. (“AXA CS”), which holds certain AXA U.S. P&C business. As part of the Reorganization, Holdings intends to sell its shares of AXA CS to AXA such that, by the time of this offering, AXA CS and its subsidiaries will not be part of the Company. It is anticipated that, to fund this transfer AXA will make a short-term loan of approximately $622 million to Holdings. Prior to the consummation of this offering, Holdings’ repayment obligation to AXA in respect of this loan will be set off against AXA’s payment obligation to Holdings with respect to the sale of AXA CS shares. Note that AXA CS and its subsidiaries have been excluded from the historical financial statements of Holdings because their businesses (i) are demonstrably distinct from the other business of Holdings, (ii) have been managed and financed historically autonomously, (iii) have no more than incidental common facilities and costs with the other business of Holdings, (iv) will be operated and financed autonomously after the disposition and (v) will not have material financial commitments, guarantees or contingent liabilities to or from Holdings after the disposition.

Transfer of AXA’s Interests in AB

AXA’s interests in AB currently consist of (i) approximately 15% held by AXA Investment Managers Holding US Inc., a wholly owned, indirect subsidiary of AXA (“AXA IM Holding US”), approximately 3% held by Coliseum Re and approximately 45% currently held by AXA Financial and its subsidiaries and (ii) the General Partner, 100% of which is held by us. As part of the Reorganization, Holdings intends to acquire (i) 100% of the shares of AXA IM Holding US for an estimated $798 million, representing the fair value of AXA IM Holding US’s interests in AB, net of the liabilities of AXA IM Holding US (AXA IM Holding US will not carry any substantive business activity at the time of the transfer) and (ii) all of the AB Units held by Coliseum Re for an estimated $210 million, so that, at the time of this offering, all of AXA’s interests in AB will be held entirely by the Company. The fair value of the AB Units will be based on an average closing price of the AB Holding Units on the NYSE over the five-day period preceding the date of the sale. The purchase price estimates described above are based on the current fair value of the AB Holding Units.

Unwind of GMxB Reinsurance

AXA Equitable Life intends to unwind the GMxB Reinsurance (the “GMxB Unwind”) to mitigate the impact of any restrictions on the use of captives to reinsure variable annuities that could be adopted by insurance regulators by reducing its use of such reinsurance. In addition, AXA Equitable Life intends to undertake the GMxB Unwind in response to its agreement with the NYDFS that requires us to provide the NYDFS with notice and the opportunity to disapprove any ordinary shareholder dividend until AXA Equitable Life has fully implemented a plan with respect to the management of its variable annuity business ceded to AXA RE Arizona. We expect that the GMxB Unwind will provide increased transparency relative to our variable annuity risk management.

The GMxB Unwind will be accomplished by AXA RE Arizona first transferring certain risks that are not part of the GMxB Unwind to a newly formed subsidiary, EQ AZ Life Re. Following the transfer of that business to EQ AZ Life Re, AXA RE Arizona intends to merge with and into AXA Equitable Life to complete the GMxB Unwind. For more detail regarding the risks associated with the GMxB Unwind, see “Risk Factors—Risks Relating to Our Retirement and Protection Businesses—Risks Relating to Our Reinsurance and Hedging Programs—Our reinsurance arrangements with affiliated captives may be adversely impacted by changes to policyholder behavior assumptions under the reinsured contracts, the performance of their hedging program, their liquidity needs, their overall financial results and changes in regulatory requirements regarding the use of captives.”

Organizational Structure

The following charts illustrate our ownership and organizational structure prior to the Reorganization Transactions and after giving effect to the Reorganization Transactions and this offering, assuming the underwriters do not exercise their option to purchase additional shares from the selling stockholder. The charts reflect only certain of our subsidiaries and have been simplified for illustrative purposes.

Organizational Structure Prior to Completion of Offering and Reorganization Transactions

(1)	As of December 31, 2016, AXA Financial and its subsidiaries held an economic interest in AB of approximately 45%. For details on our economic ownership and general partnership interest in AB following this offering, see “Prospectus Summary—Organizational Structure—Ownership Structure of AB Following Completion of Offering and Reorganization Transactions.”

Organizational Structure Following Completion of Offering and Reorganization Transactions

(1)	We intend to merge AXA Financial into Holdings after completion of this offering.
(2)	For details on our economic ownership and general partnership interest in AB following this offering, see “Prospectus Summary—Organizational Structure—Ownership Structure of AB Following Completion of Offering and Reorganization Transactions.”

RECAPITALIZATION

We have historically operated with a capital structure that reflected our status as a wholly owned subsidiary of AXA. To prepare for this offering and operation as a stand-alone public company, we will undertake various recapitalization initiatives to align our capital structure—both at Holdings and on a consolidated basis—more closely with other U.S. public companies (the “Recapitalization”). In undertaking the Recapitalization, we are focused on several goals:

•	Maintaining and strengthening our credit ratings;

•	Targeting a debt to capital ratio of approximately 27%;

•	Maintaining our target asset level for all variable annuities at or above a CTE98 level under most economic scenarios and an RBC ratio of approximately 350% for our non-variable annuity insurance liabilities which, combined with the variable annuity capital, would result in a Combined RBC Ratio in excess of 500% at the time of this offering;

•	Replacing financing that is provided or guaranteed by AXA and its affiliates with financing that is supported solely on the basis of our stand-alone credit, and entering into new financing arrangements only on that basis;

•	Purchasing AB Units from AXA as described in “The Reorganization Transactions”; and

•	Maintaining a minimum cash position at Holdings.

Anticipated Financing Activities Prior to this Offering

Prior to the consummation of this offering, we expect to enter into the bank facilities described below as part of our efforts to align our capital structure more closely with other U.S. public companies and achieve the goals described above:

•	Letter of credit facilities with an aggregate principal amount of approximately $2.0 billion, which are expected to be used to support our life insurance business currently reinsured to AXA RE Arizona and to support the third-party GMxB variable annuity business reinsured by CS Life RE;

•	A revolving credit facility of approximately $2.5 billion, a portion of which is expected to be drawn in letters of credit to be used to support our life insurance business currently reinsured to AXA RE Arizona and to support the third-party GMxB variable annuity business reinsured by CS Life RE, and a portion of which is expected to be available for general liquidity purposes;

•	A delayed draw term loan facility of up to $3.9 billion, which we intend to use as a backstop for any liquidity shortfall; and

•	A term loan of up to $500 million, which we intend to use for general liquidity purposes.

Depending on market conditions and other factors, we currently anticipate issuing debt securities prior to the consummation of this offering. We intend to use the proceeds from the sale of the debt securities to replace financing that is provided or guaranteed by AXA and its affiliates (the “AXA Refinancing”). There can be no assurance that we will be able to complete any such debt offering. If we are unable to offer and sell all or a portion of the debt securities that we currently anticipate issuing prior to the consummation of this offering, we expect Holdings to draw on the delayed draw term loan facility described above for any liquidity needs (including for the AXA Refinancing).

Prior to the consummation of this offering, we intend to terminate or reduce AXA Financial’s commercial paper program.

Prior to the consummation of this offering, we expect to receive (i) a capital contribution of approximately $318 million and (ii) a short-term loan of approximately $622 million from AXA, which will be set off against

AXA’s payment obligation to Holdings with respect to the sale of AXA CS shares. See “The Reorganization Transactions” and “Unaudited Pro Forma Condensed Financial Information.”

Indebtedness Remaining Outstanding Following this Offering

AXA Financial

As of June 30, 2017, AXA Financial had outstanding $349 million aggregate principal amount of 7% Senior Debentures due 2028 (the “Senior Debentures”). The Senior Debentures are the unsecured, senior indebtedness of AXA Financial. The Senior Debentures contain customary affirmative and negative covenants, including a limitation on liens and a limit on AXA Financial’s ability to consolidate, merge or sell or otherwise dispose of all or substantially all of its assets. The Senior Debentures also include customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding Senior Debentures may be accelerated.

AB

AB’s existing indebtedness that will remain outstanding following this offering is described below. Historically, AB has been self-reliant for its financing and will remain so in its financing activities going forward. Accordingly, we do not anticipate any changes to AB’s existing indebtedness in connection with this offering.

As of June 30, 2017, AB had $482.4 million in commercial paper outstanding with a weighted average interest rate of approximately 1.3%. The commercial paper is short term in nature, and as such, the recorded value is estimated to approximate fair value. Average daily borrowings of commercial paper during the first six months of 2017 were $557.3 million, with a weighted average interest rate of approximately 1.0%.

AB has a $1.0 billion committed, unsecured senior revolving credit facility (the “AB Credit Facility”) with a group of commercial banks and other lenders, which matures on October 22, 2019. The AB Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $250 million, any such increase being subject to the consent of the affected lenders. The AB Credit Facility is available for AB’s and SCB LLC’s business purposes, including the support of AB’s $1.0 billion commercial paper program. Both AB and SCB LLC can draw directly under the AB Credit Facility and AB management expects to draw on the AB Credit Facility from time to time. AB has agreed to guarantee the obligations of SCB LLC under the AB Credit Facility.

The AB Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including, among other things, restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. As of June 30, 2017, AB was in compliance with these covenants. The AB Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or lender’s commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the AB Credit Facility would automatically become immediately due and payable, and the lender’s commitments would automatically terminate.

As of June 30, 2017, AB and SCB LLC had no amounts outstanding under the AB Credit Facility. During the first six months of 2017, AB and SCB LLC did not draw upon the AB Credit Facility.

AB has a $200.0 million, unsecured 364-day senior revolving credit facility (the “AB Revolver”) with a leading international bank and the other lending institutions that may be party thereto. The AB Revolver is available for AB’s and SCB LLC’s business purposes, including the provision of additional liquidity to meet funding requirements primarily related to SCB LLC’s operations. Both AB and SCB LLC can draw directly under the AB Revolver and management expects to draw on the AB Revolver from time to time. AB has agreed to guarantee the obligations of SCB LLC under the AB Revolver. The AB Revolver contains affirmative, negative and financial covenants that are identical to those of the AB Credit Facility. As of June 30, 2017, there was a loan outstanding of $30.0 million with a weighted average interest rate of approximately 2.2% under the AB Revolver. Average daily borrowing of the AB Revolver during the first six months of 2017 was $22.4 million, with a weighted average interest rate of approximately 1.8%.

In addition, SCB LLC has four uncommitted lines of credit with four financial institutions. Three of these lines of credit permit AB and SCB LLC to borrow up to an aggregate of approximately $225.0 million, with AB named as an additional borrower, while one line has no stated limit. As of June 30, 2017, SCB LLC had no bank loans outstanding. Average daily borrowings of bank loans during the first six months of 2017 was $3.9 million, with a weighted average interest rate of approximately 1.3%.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis and on a pro forma basis as of June 30, 2017. The selling stockholder is selling all of the shares of common stock in this offering, and we will not receive any proceeds from the sale of shares.

You should read this table in conjunction with “Recapitalization,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our annual and interim financial statements included elsewhere in this prospectus.

	Actual	Pro Forma
	As of June 30, 2017	As of June 30, 2017
	(in millions)
Cash and cash equivalents	$6,187	$7,782

Short-term debt
AXA Financial commercial paper	822	—
AB commercial paper	482	482
AB revolving credit facility	30	30

Total short-term debt	$1,334	$512

Long-term debt
Long-term financial debt	349	4,749
Intercompany Debt
Loans from affiliates	2,982	—

Total long-term debt	$3,331	$4,749

Equity
Common stock, $0.01 par value per share; (i) Actual: 2.0 million shares authorized, 1.2 million shares issued and outstanding and (ii) Pro Forma: shares authorized, shares issued and outstanding	—	—
Capital in excess of par value	970	1,905
Retained earnings	11,596	11,592
Accumulated other comprehensive loss	(353)	(353)

Total equity attributable to Holdings	$12,213	$13,143

Noncontrolling interest	3,040	1,463

Total equity	$15,253	$14,606

Total capitalization	$19,918	$19,867

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected financial data have been derived from the Company’s audited and unaudited consolidated financial statements. The financial information for the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015 has been derived from the Company’s audited financial statements included elsewhere in this prospectus. The financial information for the six months ended June 30, 2017 and 2016, and as of June 30, 2017 has been derived from the Company’s unaudited financial statements included elsewhere in this prospectus. The financial information as of June 30, 2016 and December 31, 2014 and for and as of December 31, 2013 and 2012 has been derived from the unaudited financial statements not included in this prospectus. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the annual and interim financial statements included elsewhere in this prospectus.

	Six Months Ended		Years Ended
	June 30,		December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in millions, except per share data)
Statements of Income (Loss) Data:
Revenues
Policy charges and fee income	$1,890	$1,801	$3,757	$3,650	$3,486	$3,555	$3,338
Premiums	542	542	1,063	1,058	1,086	1,321	1,456
Net derivative gains (losses)	819	67	(1,641)	(1,311)	923	(3,299)	(6,323)
Net investment income (loss)	1,583	1,806	2,665	2,450	3,395	2,455	3,236
Investment gains (losses), net
Total other-than-temporary impairment losses	(14)	(28)	(68)	(42)	(82)	(82)	(113)
Other investment gains (losses), net	(6)	2,040	2,051	27	40	439	33
Total investment gains (losses), net	(20)	2,012	1,983	(15)	(42)	357	(80)
Investment management and service fees	1,952	1,823	3,749	3,895	3,892	3,727	3,478
Other income	254	197	402	419	420	363	428

Total revenues	$7,020	$8,248	$11,978	$10,146	$13,160	$8,479	$5,533

Benefits and Other Deductions
Policyholders’ benefits	$2,844	$2,530	$3,316	$3,489	$4,359	$3,190	$3,784
Interest credited to policyholders’ account balances	703	522	1,145	1,044	1,089	1,142	1,176
Compensation and benefits	1,085	1,041	2,119	2,165	2,109	2,215	2,186
Commissions and distribution related payments	795	737	1,536	1,586	1,585	1,583	1,519
Interest expense	73	108	174	136	389	404	403
Amortization of deferred policy acquisition costs, net	(41)	(55)	230	(300)	(358)	64	(362)
Other operating costs and expenses	1,158	798	1,516	1,585	1,594	1,789	1,805

Total benefits and other deductions	$6,617	$5,681	$10,036	$9,705	$10,767	$10,387	$10,511

Income (loss) from operations, before income taxes	$403	$2,567	$1,942	$441	$2,393	$(1,908)	$(4,978)
Income tax (expense) benefit	45	(735)	(357)	217	(464)	821	1,912

Net income (loss)	448	1,832	1,585	658	1,929	(1,087)	(3,066)
Less: net (income) loss attributable to the noncontrolling interest	(183)	(171)	(373)	(329)	(320)	(283)	(87)

Net income (loss) attributable to Holdings	$265	$1,661	$1,212	$329	$1,609	$(1,370)	$(3,153)

Earnings Per Share
Earning per share—common stock
Basic	$217	$1,361	$993	$270	$1,319	$(1,123)	$(2,584)
Diluted	$217	$1,361	$993	$269	$1,318	$(1,124)	$(2,584)
Weighted average common shares outstanding	1.22	1.22	1.22	1.22	1.22	1.22	1.22

	June 30,	December 31,
	2017	2016	2015	2014	2013	2012
	(in millions)
Balance Sheet Data (at period end):
Total investments	$76,263	$72,306	$64,755	$64,427	$58,087	$70,943
Separate Account assets	118,599	113,150	109,198	112,886	110,696	95,968
Total assets	226,416	216,476	205,491	207,172	198,958	198,477
Policyholders’ account balances	44,760	41,956	35,821	34,530	32,938	31,335
Future policy benefits and other policyholders’ liabilities	30,941	30,271	29,972	28,477	24,641	36,845
Short-term and long-term debt	1,684	1,605	1,786	1,963	2,028	2,411
Loans from affiliates	2,982	2,904	4,665	5,447	6,430	6,765
Separate Account liabilities	118,599	113,150	109,198	112,886	110,696	95,968
Total liabilities	210,802	201,607	191,949	193,080	187,646	185,103
Redeemable noncontrolling interest	361	403	13	17	—	—
Total equity attributable to Holdings	12,213	11,336	10,400	10,907	8,192	10,489
Total equity attributable to Holdings, excluding Accumulated other comprehensive income (loss)	12,566	12,279	11,077	10,669	8,993	10,274
Noncontrolling interest	3,040	3,130	3,129	3,168	3,120	2,885
Total equity	15,253	14,466	13,529	14,075	11,312	13,374

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The unaudited pro forma condensed financial information consists of the unaudited pro forma interim condensed balance sheet as of June 30, 2017, the unaudited pro forma interim condensed statement of income (loss) for the six months ended June 30, 2017 and the notes thereto, and the unaudited pro forma condensed statement of income (loss) for the year ended December 31, 2016 and the notes thereto. The unaudited pro forma condensed financial information should be read in conjunction with the information included under the headings “The Reorganization Transactions,” “Recapitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the annual and interim financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed statements of income (loss) for the year ended December 31, 2016 and the six months ended June 30, 2017 have been prepared to give effect to certain of the Reorganization Transactions described below as if these transactions had occurred on January 1, 2016. The unaudited pro forma condensed balance sheet as of June 30, 2017 gives effect to these transactions as if they had occurred on June 30, 2017. The pro forma adjustments that were made represent only those transactions which are directly attributable to this offering, factually supportable and expected to have a continuing impact on our results of operations.

The unaudited pro forma condensed financial information is presented for informational purposes only, and does not purport to represent our financial condition or our results of operations had these transactions occurred on or as of the dates noted above or to project the results for any future date or period. The unaudited pro forma condensed financial information has been prepared in accordance with Regulation S-X. Actual results may differ from the pro forma adjustments.

The pro forma adjustments include the following items:

Legal entity and capital adjustments. As part of the Reorganization Transactions, Coliseum Re and AXA Belgium will, directly or indirectly, transfer their AXA Financial shares to AXA which will contribute such shares to Holdings. As a result of the AXA Financial Transfer, at the time of this offering, AXA Financial will be a direct wholly owned subsidiary of Holdings. As part of the Reorganization Transactions, Holdings intends to sell its shares of AXA CS to AXA such that, by the time of this offering, AXA CS and its subsidiaries, which have been excluded from our historical financial statements, will not be part of the Company. It is anticipated that, to fund this transfer AXA will make a short-term loan of approximately $622 million to Holdings. Prior to the consummation of this offering, Holdings’ repayment obligation to AXA in respect of this loan will be set off against AXA’s payment obligation to Holdings with respect to the sale of AXA CS shares. Additionally, consistent with the Company’s target capitalization, it is expected that AXA will make, directly or indirectly, a cash contribution to Holdings of approximately $318 million by year-end 2017. Overall, these adjustments should lead to an increase of the total equity attributable to Holdings by approximately $1 billion.

AB Transfer. We will, directly or indirectly, acquire for fair value the AB Units held by AXA IM Holding US and Coliseum Re such that, at the time of this offering, AXA’s interests in AB will be held entirely by the Company. It is anticipated that Holdings will acquire 100% of the shares of AXA IM Holding US, a holding entity that will not carry on any substantive business activity at the time of the transfer, and therefore the pro forma adjustments also reflect the transfer of the other assets and liabilities of AXA IM Holding US which are expected to mainly include an income tax payable of approximately $99 million and a loan from AXA Financial for an amount of $185 million. The fair value of the AB Units will be based on the average closing price of the AB Holding Units on the NYSE over a period of five business days preceding the date of the sale.

Unwind of current financing. As part of the Recapitalization, we expect to settle all the current outstanding financing balances with AXA and its affiliates, as well as remove AXA’s guarantee of AXA Financial’s obligations under AXA Financial’s commercial paper program in which case we estimate the amount borrowed by AXA Financial under this program would be reduced to zero. Other borrowings from external parties are expected to remain in place.

New external financing. As part of the Recapitalization, prior to the consummation of this offering, we expect to incur $4.4 billion of new indebtedness through various external sources which will be used by the Company to repay current financing, as well as for other liquidity needs.

The unaudited pro forma interim condensed balance sheet has been prepared as though the transactions described above had occurred on June 30, 2017.

	As Reported	Legal Entity and Capital Adjustments			AB Transfer			Unwind of Current Financing			New External Financing			Pro Forma
	(in millions)
Total investments	$76,263	$—			$—			$—			$—			$76,263
Cash and cash equivalents and Securities segregated, at fair value	7,265	940	[A1	]	(1,008)	[B1	]	(2,737)	[C1	]	4,400	[D1	]	8,860
Loans to affiliates	1,257	—			(185)	[B2	]	(1,072)	[C2	]	—			—
Current and deferred income taxes	345	—			(389)	[B3	]	—			—			(44)
Other assets	22,687	—						—			—			22,687
Separate Account assets	118,599	—			—			—			—			118,599

Total assets	226,416	940			(1,582)			(3,809)			4,400			226,365

Future policy benefits and other policyholders’ liabilities	30,941	—			—			—			—			30,941
Policyholders’ account balances	44,760	—			—			—			—			44,760
Short-term and long-term debt	1,684							(822)	[C3	]	4,400	[D1	]	5,262
Loans from affiliates	2,982							(2,982)	[C3	]	—			—
Other liabilities	11,836	—									—			11,836
Separate Account liabilities	118,599	—			—			—			—			118,599

Total liabilities	210,802	—			—			(3,804)			4,400			211,398

Redeemable noncontrolling interest	361	—			—			—			—			361
Total equity attributable to Holdings	12,213	1,004			(69)			(5)						13,143
Noncontrolling interest	3,040	(64)	[A2	]	(1,513)	[B4	]							1,463
Total Equity	15,253	940			(1,582)			(5)			—			14,606

Total liabilities, noncontrolling interest and equity	$226,416	$940			$(1,582)			$(3,809)			$4,400			$226,365

The unaudited pro forma interim condensed statement of income (loss) for the six months ended June 30, 2017 has been prepared as though the transactions described above had occurred on January 1, 2016.

Six months ended June 30, 2017	As Reported	Legal Entity and Capital Adjustments			AB Transfer			Unwind of Current Financing			New External Financing			Pro Forma
	(in millions)
Premiums	$542	$—			$—			$—			$—			$542
Policy charges and fee income	1,890	—			—			—			—			1,890
Net investment income (loss) and Net derivative gains (losses)	2,402	—			(2)	[B5	]	(28)	[C4	]	—			2,372
Total investment gains (losses), net	(20)	—			—			—			—			(20)
Commissions, fees and other income	2,206	—			—			—			—			2,206

Total revenues	7,020	—			(2)			(28)			—			6,990
Policyholders’ benefits	2,844	—			—			—			—			2,844
Interest credited to policyholders’ account balances	703	—			—			—			—			703
Commissions and distribution related payments	795	—			—			—			—			795
Compensation and benefits	1,085	—			—			—			—			1,085
Operating costs and other expenses	1,158	—			—			—			—			1,158
Amortization of DAC, net	(41)	—			—			—			—			(41)
Interest expense	73	—			—			(47)	[C5	]	81	[D2	]	107

Total benefits and other deductions	6,617	—			—			(47)			81			6,651
Income (loss) from operations, before income taxes	403	—			(2)			19			(81)			339
Income tax (expense) benefit	45	—			(23)			(6)			28			44

Net income (loss)	448	—			(25)			13			(53)			383

Less: net (income) loss attributable to the noncontrolling interest	(183)	2	[A3	]	61	[B6	]	—			—			(120)

Net income (loss) attributable to Holdings	$265	$2			$36			$13			$(53)			$263

The unaudited pro forma interim condensed statement of income (loss) for the year ended December 31, 2016 has been prepared as though the transactions described above had occurred on January 1, 2016.

Year ended December 31, 2016	As Reported	Legal Entity and Capital Adjustments			AB Transfer			Unwind of Current Financing			New External Financing			Pro Forma
	(in millions)
Premiums	$1,063	$—			$—			$—						$1,063
Policy charges and fee income	3,757	—			—			—						3,757
Net investment income (loss) and Net derivative gains (losses)	1,024	—			(4)	[B5	]	(58)	[C4	]				962
Total investment gains (losses), net	1,983	—			—			—						1,983
Commissions, fees and other income	4,151	—			—			—						4,151

Total revenues	11,978	—			(4)			(58)						11,916
Policyholders’ benefits	3,316	—			—			—						3,316
Interest credited to policyholders’ account balances	1,145	—			—			—						1,145
Commissions and distribution related payments	1,536	—			—			—						1,536
Compensation and benefits	2,119	—			—			—						2,119
Operating costs and other expenses	1,516	—			—			—						1,516
Amortization of DAC, net	230	—			—			—						230
Interest expense	174	—			—			(85)	[C5	]	161	[D3	]	250

Total benefits and other deductions	10,036	—			—			(85)			161			10,112
Income (loss) from operations, before income taxes	1,942	—			(4)			27			(161)			1,804
Income tax (expense) benefit	(357)	—			(53)			(9)			57			(362)

Net income (loss)	1,585	—			(57)			18			(104)			1,442

Less: net (income) loss attributable to the noncontrolling interest	(373)	7	[A3	]	136	[B6	]	—			—			(230)

Net income (loss) attributable to Holdings	$1,212	$7			$79			$18			$(104)			$1,212

Notes to the Unaudited Pro Forma Condensed Financial Information

[A1]	Represents (i) a capital contribution of approximately $318 million; and (ii) a short-term loan of approximately $622 million from AXA, which will be set off against AXA’s payment obligation to Holdings with respect to the sale of AXA CS shares. The AXA CS valuation of $622 million is estimated using an AB price of $25.78 per AB Unit. An increase (decrease) of the price per AB Unit by 10% would increase (decrease) this amount by approximately $13 million.

[A2]	Represents the contribution of approximately 0.5% minority ownership interest of AXA Financial from AXA to Holdings resulting in approximately $64 million increase in the retained interest in AXA Financial.

[A3]	Represents the decrease in net income attributable to noncontrolling interest following the transfer of AXA Financial shares.

[B1]	Represents the estimated cash payment made by Holdings to acquire AXA IM Holding US (approximately $798 million, representing the estimated value of its approximately 15% economic interest in AB net of other transferred assets and liabilities of AXA IM Holding US) and approximately a 3% economic interest in AB from by Coliseum Re (approximately $210 million). These amounts are estimated using an AB price of $25.78 per AB Unit. An increase (decrease) of the price per AB Unit by 10% would increase (decrease) the cash amount needed to purchase AXA IM Holding US by approximately $105 million and increase (decrease) the cash amount needed to purchase AB Units held by Coliseum Re by approximately $20 million.

[B2]	Represents the elimination of the loan from AXA Financial to AXA IM Holding US on the consolidated financial statements of Holdings after the purchase by Holdings of AXA IM Holding US.

[B3]	Represents the net impact of (i) estimated income tax payable of approximately $99 million at AXA IM Holding US by the time of the purchase by Holdings, and the deferred tax liability of approximately $319 million which is expected to be generated by the purchase by Holdings of the AB Units from AXA IM Holding US, due to the difference between the book value of AB Units purchased and their tax basis, and (ii) the deferred tax asset of approximately $29 million which is expected to be generated by the purchase by Holdings of the AB Units from Coliseum Re, due to the difference between the book value of AB Units purchased and their tax basis.

[B4]	Represents the decrease of approximately $1,513 million in non-controlling interest following the transfer of AB Units.

[B5]	Represents the elimination of the interest earned on the loan from AXA IM Holding US to AXA Financial due to the elimination of this loan on the consolidated financial statements of Holdings after the purchase by Holdings of AXA IM Holding US.

[B6]	Represents the decrease in net income by $61 million for the six months ended June 30, 2017 and $136 million for the year ended December 31, 2016 which is attributable to noncontrolling interest following the transfer of AB Units.

[C1]	Represents the anticipated net cash impact of the repayment of current intercompany financing arrangements as described above.

[C2]	Represents the settlement of existing loans between AXA and its affiliates and Holdings and its affiliates prior to the consummation of this offering as described above.

Notes to the Unaudited Pro Forma Condensed Financial Information

[C3]	Represents the settlement of approximately $822 million issued under AXA Financial commercial paper program guaranteed by AXA, and the settlement of existing loans of approximately $2,982 million by Holdings and its affiliates to AXA and its affiliates prior to the consummation of this offering.

[C4]	Represents the decrease in investment income by $28 million for the six months ending June 30, 2017 and $58 million for the year ending December 31 2016 due to the prospective settlement of existing loans by AXA and its affiliates to Holdings and its affiliates prior to the consummation of this offering.

[C5]	Represents the decrease in interest expense due to (i) the settlement of approximately $822 million aggregate principal amount issued under AXA Financial’s commercial paper program and guaranteed by AXA; and (ii) the settlement of existing loans by Holdings and its affiliates to AXA and its affiliates prior to the consummation of this offering.

[D1]	Represents approximately $4.4 billion in new external indebtedness expected to be incurred by Holdings prior to the consummation of this offering.

[D2]	Represents six months interest expense of $81 million assuming a 3.67% weighted average interest rate on new external indebtedness, subject to finalization of financing structure and market conditions. The impact on interest expense associated with these financing arrangements from a 0.125% change in interest rates is approximately $3 million for the six months ended June 30, 2017.

[D3]	Represents an annualized interest expense of $161 million assuming a 3.67% weighted average interest rate on new external indebtedness, subject to finalization of financing structure and market conditions. The impact on interest expense associated with these financing arrangements from a 0.125% change in interest rates is approximately $5.5 million for the year ended December 31, 2016.

	For the Six Months ended June 30, 2017	For the Year Ended December 31, 2016
	(in millions; except per share data)
Net income (loss), as reported	$448	$1,585
Adjustments:
Pro forma adjustments before income tax	(64)	(138)
Income tax impact	(1)	(5)
Pro forma adjustments, net of income tax	(65)	(143)
Pro forma net income (loss)	$383	$1,442
Less: Pro forma net income (loss) attributable to the noncontrolling interest	(120)	(230)

Pro forma net income (loss) attributable to Holdings	$263	$1,212
Net income (loss) attributable to Holdings common shareholders per common share:
Basic:	217	993
Diluted:	217	993
Common shares outstanding (in millions)	1.22	1.22
Pro forma earnings per share - basic	216 (1)	993 (1)
Pro forma earnings per share - diluted	215 (1)	993 (1)

(1)	The calculation of pro forma basic and diluted earnings per share and average shares outstanding are based on the average number of shares of Holdings common stock outstanding for the six months ended June 30, 2017 and for the year ended December 31, 2016. Prior to the consummation of this offering, our pro forma basic and diluted earnings per share outstanding will be adjusted for a -for- stock split on the common stock of Holdings to be effected prior to the consummation of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Financial Information” and our annual and interim financial statements included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors. Factors that could or do contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Information.”

Executive Summary

Overview

We are one of America’s leading financial services companies, providing (i) advice and solutions for helping Americans set and meet their retirement goals and protect and transfer their wealth across generations and (ii) a wide range of investment management insights, expertise and innovations to drive better investment decisions and outcomes for clients worldwide.

We manage our business through four segments: Individual Retirement, Group Retirement, Investment Management and Research, and Protection Solutions. We report certain activities and items that are not included in these segments in Corporate and Other. See “Business—Segment Information” and note 18 to the notes to our annual financial statements included elsewhere in this prospectus for further information on the Company’s segments.

We benefit from our complementary mix of businesses. This business mix provides diversity in our earnings sources, which helps offset fluctuations in market conditions and variability in business results, while offering growth opportunities.

Revenues

Our revenues come from three principal sources:

•	fee income derived from our retirement and protection products and our investment management and research services;

•	premiums from our traditional life insurance and annuity products; and

•	investment income from our General Account investment assets, or GAIA.

Our fee income varies directly in relation to the amount of the underlying account value or benefit base of our retirement and protection products and the amount of AUM by our Investment Management and Research business. Our premium income is driven by the growth in new policies written and the persistency of our in-force policies, both of which are influenced by a combination of factors, including our efforts to attract and retain customers and market conditions that influence demand for our products. AV and AUM are influenced by changes in economic conditions, primarily equity market returns, as well as net flows. Our investment income is driven by the yield on our portfolio of General Account investment assets and is impacted by the prevailing level of interest rates as we reinvest cash associated with maturing investments and net flows to the portfolio.

Benefits and Other Deductions

Our primary expenses are:

•	policyholders’ benefits and interest credited to policyholders’ account balances;

•	sales commissions and compensation paid to intermediaries and advisors that distribute our products and services; and

•	compensation and benefits provided to our employees and other operating expenses.

Policyholder benefits are driven primarily by customer withdrawals and surrenders which change in response to changes in capital market conditions. In addition, some of our policyholders’ benefits are directly tied to the AV and benefit base of our variable annuity products. Interest credited to policyholders varies in relation to the amount of the underlying account value or benefit base. Sales commissions and compensation paid to intermediaries and advisors vary in relation to premium and fee income generated from these sources, whereas compensation and benefits to our employees are more constant and decline with increases in efficiency. Our ability to manage these expenses across various economic cycles and products is critical to the profitability of our company.

Net Income Volatility

Our operating results experience net income volatility due to the mismatch between movements in our policyholder liabilities and the market driven movements in the derivatives in our dynamic hedging program. Going forward, we intend to modify our hedging program to increase its effectiveness in mitigating the risk of adverse changes from changing market conditions to our statutory capital by increasing the size of our derivative positions. These changes may result in higher expected net income volatility on a period-over-period basis. However, we believe our revised hedging strategy will continue to preserve the economic value of our variable annuity contracts and better protect our target variable annuity asset level, see “—Significant Factors Impacting Our Results—Impact of Hedging and GMIB Reinsurance on Results.” Accordingly, we will evaluate and manage the performance of our business using Total Operating Earnings, a non-GAAP financial measure that reduces the impact of market volatility by excluding items that are not part of our underlying profitability drivers, see “—Key Operating Measures—Total Operating Earnings.”

Significant Factors Impacting Our Results

The following significant factors have impacted, and may in the future impact, our financial condition, results of operations or cash flows.

Impact of Hedging and GMIB Reinsurance on Results

We offered and continue to offer variable annuity products with GMxB features. Because the future claims exposure on these products is sensitive to movements in the equity markets and interest rates, the Company has various hedging and reinsurance programs in place designed to mitigate the economic exposure to us from these GMxB features due to movements in the equity markets and interest rates. These programs include:

•

Variable annuity hedging programs. We use a dynamic hedging program (within this strategy, we reevaluate our economic exposure at least daily and rebalance our hedge positions accordingly) supplemented by static hedges (derivative positions intended to be held to maturity with less frequent rebalancing) to mitigate certain risks associated with the GMxB features that are embedded in our liabilities for our variable annuity products. These programs utilize various derivative instruments that are managed in an effort to reduce the economic impact of unfavorable changes in GMxB features’ exposures attributable to movements in the equity markets and interest rates. Although these programs are designed to provide a measure of economic protection against the impact of adverse market conditions, they do not qualify for hedge accounting treatment. Accordingly, changes in value of the derivatives will be recognized in the period in which they occur with offsetting changes in reserves partially recognized in the current period. We use freestanding derivatives to hedge the market risks inherent in these GMxB features. Our derivative positions, which protect economic value and statutory capital, are more sensitive to changes in market conditions than the variable annuity product liabilities as valued under U.S. GAAP. This is a large source of volatility in net income. Our intention to protect our capital against stress scenarios in addition to our dynamic hedge program is expected to increase the size of our derivative positions, resulting in an increase in net income volatility. These differences are most pronounced for variable annuity products in our Individual Retirement segment. See “Business—Segment Information—Individual Retirement.”

•	GMIB reinsurance contracts. Historically, GMIB reinsurance contracts were used to cede to non-affiliated reinsurers a portion of our exposure to variable annuity products that offer a GMIB feature. We account for the GMIB reinsurance contracts as derivatives and report them at fair value. Gross reserves for GMIB reserves are calculated on the basis of assumptions related to projected benefits and related contract charges over the lives of the contracts. Therefore, our gross reserves will not immediately reflect the offsetting impact on future claims exposure resulting from the same capital market or interest rate fluctuations that cause gains or losses on the fair value of the GMIB reinsurance contracts. Because changes in the fair value of the GMIB reinsurance contracts are recorded in the period in which they occur and a majority of the changes in gross reserves for GMIB are recognized over time, net income will be more volatile.

Effect of Assumption Updates on Operating Results

Most of the variable annuity products, variable universal life insurance and universal life insurance products we offer maintain policyholder deposits that are reported as liabilities and classified within either Separate Account liabilities or policyholder account balances. Our products and riders also impact liabilities for future policy benefits and unearned revenues and assets for DAC and deferred sales inducements. The valuation of these assets and liabilities (other than deposits) are based on differing accounting methods depending on the product, each of which requires numerous assumptions and considerable judgment. The accounting guidance applied in the valuation of these assets and liabilities includes, but is not limited to, the following: (i) traditional life insurance products for which assumptions are locked in at inception; (ii) universal life insurance and variable life insurance secondary guarantees for which benefit liabilities are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments; (iii) certain product guarantees for which benefit liabilities are accrued over the life of the contract in proportion to actual and future expected policy assessments; and (iv) certain product guarantees reported as embedded derivatives at fair value.

Our actuaries oversee the valuation of these product liabilities and assets and review underlying inputs and assumptions. We review the actuarial assumptions underlying these valuations at least annually, and update assumptions when appropriate. Assumptions are based on a combination of company experience, industry experience, management actions and expert judgment and reflect our best estimate as of the date of each financial statement. Changes in assumptions can result in a significant change to the carrying value of product liabilities and assets and, consequently, the impact could be material to earnings in the period of the change. For further details of our accounting policies and related judgments pertaining to assumption updates, see note 2 to the notes to our annual financial statements included elsewhere in this prospectus and “—Summary of Critical Accounting Estimates—Liability for Future Policy Benefits.”

Macroeconomics & Industry Trends

Our business and consolidated results of operations are significantly affected by economic conditions and consumer confidence, conditions in the global capital markets and the interest rate environment.

Economic Conditions and Consumer Confidence

A wide variety of factors continue to impact economic conditions and consumer confidence. These factors include, among others, concerns over economic growth in the United States, continued low interest rates, falling unemployment rates, the U.S. Federal Reserve’s plans to further raise short-term interest rates, fluctuations in the strength of the U.S. dollar, the uncertainty created by what actions the current administration may pursue, changes in tax policy, global economic factors including programs by the European Central Bank, the United Kingdom’s vote to exit from the European Union and other geopolitical issues. Additionally, many of the products and solutions we sell are tax-advantaged or tax-deferred. If U.S. tax laws were to change, such that our products and solutions are no longer tax-advantaged or tax-deferred, demand for our products could materially decrease. See “Risk Factors—Legal and Regulatory Risks—Changes in U.S. tax laws and regulations or interpretations thereof, including as a result of tax reform, could reduce our earnings and negatively impact our business, results of operations or financial condition, including by making our products less attractive to consumers.”

Capital Market Conditions

Although extraordinary monetary accommodation has mitigated volatility in interest rate and credit and domestic equity markets for an extended period, global central banks may now be past peak accommodation as the U.S. Federal Reserve continues its gradual pace of policy normalization. As global monetary policy becomes less accommodating, an increase in market volatility could affect our business, including through effects on the yields we earn on invested assets, changes in required reserves and capital and fluctuations in the value of our AUM, AV or AUA. These effects could be exacerbated by uncertainty about future fiscal policy, changes in tax policy, the scope of potential deregulation and levels of global trade.

In the short- to medium-term, the potential for increased volatility, coupled with prevailing interest rates remaining below historical averages, could pressure sales and reduce demand for our products as consumers consider purchasing alternative products to meet their objectives. In addition, this environment could make it difficult to consistently develop products that are attractive to customers. Financial performance can be adversely affected by market volatility and equity market declines as fees driven by account values and AUM fluctuate, hedging costs increase and revenues decline due to reduced sales and increased outflows.

We monitor the behavior of our customers and other factors, including mortality rates, morbidity rates, annuitization rates and lapse rates, which change in response to changes in capital market conditions, to ensure that our products and solutions remain attractive and profitable. For additional information on our sensitivity to interest rates and capital market prices, see “—Quantitative and Qualitative Disclosures About Market Risk.”

Interest Rate Environment

We believe the interest rate environment will continue to impact our business and financial performance in the future for several reasons, including the following:

•	Our General Account investment portfolio consists predominantly of fixed income investments. In the near term, and absent further material change in yields available on investments, we expect the yield we earn on new investments will be lower than the yields we earn on maturing investments, which were generally purchased in environments where interest rates were higher than current levels. If interest rates were to rise, we expect the yield on our new money investments would also rise and gradually converge toward the yield of those maturing assets.

•	Certain of our variable annuity and life insurance products pay guaranteed minimum rates. We are required to pay these guaranteed minimum rates even if earnings on our investment portfolio decline, with the resulting investment margin compression negatively impacting earnings. In addition, we expect more policyholders to hold policies with comparatively high guaranteed rates longer (lower lapse rates) in a low interest rate environment. Conversely, a rise in average yield on our investment portfolio should positively impact earnings. Similarly, we expect policyholders would be less likely to hold policies with existing guaranteed rates (higher lapse rates) as interest rates rise.

•	A prolonged low interest rate environment also may subject us to increased hedging costs or an increase in the amount of statutory reserves that our insurance subsidiaries are required to hold for GMxB features, lowering their statutory surplus, which would adversely affect their ability to pay dividends to us. In addition, it may also increase the perceived value of GMxB features to our policyholders, which in turn may lead to a higher rate of annuitization and higher persistency of those products over time. Finally, low interest rates may continue to cause an acceleration of DAC amortization or reserve increase due to loss recognition for interest sensitive products, primarily for our Protection Solutions segment.

Regulatory Developments

Our life insurance subsidiaries are regulated primarily at the state level, with some policies and products also subject to federal regulation. On an ongoing basis, regulators refine capital requirements and introduce new reserving standards. Regulations recently adopted or currently under review can potentially impact our statutory reserve and capital requirements.

•	NAIC. The NAIC is currently considering a proposal, which if adopted, could materially change the sensitivity of variable annuity reserves and capital requirements to capital markets including interest rate, equity markets and volatility as well as prescribed assumptions for policyholder behavior. In addition, the NAIC E Committee has established a working group to study and address, as appropriate, regulatory issues resulting from variable annuity captive reinsurance transactions, including reforms that would improve the current reserve and capital framework for insurance companies that sell variable annuity products.

•	Department of Labor (“DOL”). In April 2016, the DOL issued a final rule (the “Rule”) that significantly expands the range of activities that would be considered to be fiduciary investment advice under the Employee Retirement Income Security Act of 1974 (“ERISA”) when our advisors and our employees provide investment-related information and support to retirement plan sponsors, participants and individual retirement account (“IRA”) holders. In February 2017, the DOL was directed by memorandum (the “President’s Memorandum”) to review the Rule and determine whether the Rule should be rescinded or revised, in light of the new administration’s policies and orientations. The Rule was partially implemented on June 9, 2017, with a special transition period for certain requirements that are due to take effect on January 1, 2018. In August 2017, the DOL published a notice proposing to extend the special transition period from January 1, 2018 to July 1, 2019. On November 1, 2017, the DOL submitted its final rule supporting the extension to the OMB. If the Rule is adopted, we may need to make adverse changes to the level and type of services we provide as well as the nature and amount of compensation and fees that we and our affiliated advisors and firms receive for investment-related services to retirement plans and IRAs.

Key Operating Measures

In addition to our results presented in accordance with U.S. GAAP, we plan to report Total Operating Earnings, Total Operating ROE and Operating ROE by segment, each of which is a measure that is not determined in accordance with U.S. GAAP. Management believes that the use of these non-GAAP financial measures, together with relevant U.S. GAAP measures, provides a better understanding of our results of operations and the underlying profitability drivers and trends of our business. These non-GAAP financial measures are intended to remove from our results of operations the impact of market changes (other than with respect to equity method investments) as well as certain other expenses which are not part of our underlying profitability drivers or likely to re-occur in the foreseeable future, as such items fluctuate from period-to-period in a manner inconsistent with these drivers. These measures should be considered supplementary to our results that are presented in accordance with U.S. GAAP and should not be viewed as a substitute for the U.S. GAAP measures. Other companies may use similarly titled non-GAAP financial measures that are calculated differently from the way we calculate such measures. Consequently, our non-GAAP financial measures may not be comparable to similar measures used by other companies.

We also discuss certain operating measures, including AUM, AUA and AV and certain other operating measures, which management believes provide useful information about our businesses and the operational factors underlying our financial performance.

Total Operating Earnings

Total Operating Earnings is an after-tax non-GAAP financial measure used to evaluate our financial performance on a consolidated basis. Total Operating Earnings equals our consolidated after-tax net income attributable to Holdings adjusted to eliminate the impact of the following items:

•	Adjustments related to GMxB features include changes in the fair value of the derivatives we use to hedge our GMxB features within our variable annuity products, the effect of benefit ratio unlock adjustments and changes in the fair value of the embedded derivatives of our GMxB riders reflected within variable annuity products net derivative result;

•	Investment gains (losses), which includes other-than-temporary impairments of securities, sales or disposals of securities/investments, realized capital gains/losses and valuation allowances;

•	Investment income (loss) from certain derivative instruments, which includes net derivative gains (losses), excluding derivative instruments used to hedge risks associated with interest margins on interest sensitive life and annuity contracts, replicate credit exposure of fixed maturity securities, replicate a dollar-denominated fixed-coupon cash bonds, Separate Accounts fee hedges, and freestanding and embedded derivatives associated with products with GMxB features;

•	Net actuarial gains (losses), which includes actuarial gains and losses as a result of differences between actual and expected experience on pension plan assets or projected benefit obligation during a given period related to pension and other postretirement benefit obligations;

•	Other adjustments including restructuring costs related to severance, lease write-offs related to non-recurring restructuring activities and write-downs of goodwill; and

•	Income tax (expense) benefit from above adjustments and non-recurring tax items.

Because Total Operating Earnings excludes the foregoing items that can be distortive or unpredictable, management believes that this measure enhances the understanding of the Company’s underlying drivers of profitability and trends in our business, thereby allowing management to make decisions that will positively impact our businesses.

We use our prevailing corporate federal income tax rate of 35% while taking into account any non-recurring differences for events recognized differently in our financial statements and federal income tax returns when reconciling Total Operating Earnings to net income (loss) attributable to Holdings.

The table below presents a reconciliation of net income (loss) attributable to Holdings to Total Operating Earnings for the six months ended June 30, 2017 and June 30, 2016 and the years ended December 31, 2016, 2015 and 2014:

	Six Months Ended June 30,		Years Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Net income (loss) attributable to Holdings	$265	$1,661	$1,212	$329	$1,609
Adjustments:
Adjustments related to GMxB features	173	320	2,034	1,710	(602)
Investment (gains) losses	20	(2,010)	(1,983)	14	42
Investment (income) loss from certain derivative instruments	9	5	6	(104)	(36)
Net actuarial (gains) losses related to pension and other postretirement benefit obligations	67	70	140	137	131
Other adjustments to Total Operating Earnings	399	(61)	51	(55)	13
Income tax expense (benefit) from above adjustments and non-recurring tax items	(292)	538	(135)	(676)	11

Total Operating Earnings	$641	$523	$1,325	$1,355	$1,168

Operating ROE

We plan to report Total Operating ROE and Operating ROE by segment, each of which is a non-GAAP financial measure used to evaluate our recurrent profitability on a consolidated basis and by segment, respectively. We calculate these measures by dividing operating earnings (loss) on a consolidated basis and on a segment basis, as the case may be, by average equity, excluding Accumulated Other Comprehensive Income (“AOCI”). AOCI fluctuates period-to-period in a manner inconsistent with our underlying profitability drivers as the majority of such fluctuation is related to the market volatility of the unrealized gains and losses associated with our available for sale (“AFS”) securities. Therefore, we believe excluding AOCI is more effective in analyzing the trends of our operations. For Operating ROE by segment, shareholder equity components pertaining directly to specific segments such as equity of AB, DAC and goodwill are directly attributed to these segments with the remainder allocated proportionally based on each segment’s targeted capital. Targeted capital for each segment is established using assumptions supporting statutory capital adequacy levels necessary to be considered a going concern. To enhance the ability to analyze these measures across periods, interim periods are annualized. Total Operating ROE and Operating ROE by segment should not be used as substitutes for ROE.

Assets Under Management (“AUM”)

AUM means investment assets that are managed by one of our subsidiaries and includes: (i) assets managed by AB, (ii) the assets in our GAIA portfolio and (iii) the Separate Account assets of our Individual Retirement, Group Retirement and Protection Solutions businesses. Total AUM reflects exclusions between segments to avoid double counting.

Assets Under Administration (“AUA”)

AUA includes non-insurance client assets that are invested in our savings and investment products or serviced by our AXA Advisors platform. We provide administrative services for these assets and generally record the revenues received as distribution fees.

Account Value (“AV”)

AV generally equals the policy account value of our Individual Retirement, Group Retirement and Protection Solutions products. It reflects the amount of policyholder equity that has accumulated within retirement, variable annuity and universal-life products and equals cumulative gross deposits or premiums plus accrued credited interest, less withdrawals and various charges.

Consolidated Results of Operations

Our consolidated results of operations are significantly affected by conditions in the capital markets and the economy because we offer variable annuity products with GMxB features. These products have been a significant driver of our results of operations. Because the future claims exposure on these products is sensitive to movements in the equity markets and interest rates, we have in place various hedging and reinsurance programs that are designed to mitigate the economic risks of movements in the equity markets and interest rates. The volatility in our net income attributable to Holdings for the periods presented below results from the mismatch between (i) the change in carrying value of the reserves for GMDB and certain GMIB features that do not fully and immediately reflect the impact of equity and interest market fluctuations and (ii) the change in fair value of products with the GMIB feature that has a no-lapse guarantee, and our hedging and reinsurance programs.

As of June 30, 2017, our economic interest in AB was approximately 45%. As of the time of this offering and after giving effect to the Reorganization Transactions, our economic interest in AB will be approximately 65%. Our indirect, wholly owned subsidiary, AllianceBernstein Corporation, is the General Partner of AB. Accordingly, AB is consolidated in our financial statements, and its results are fully reflected in our consolidated financial statements.

The following table summarizes our consolidated statements of income (loss) for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014:

	Six Months Ended June 30,		Years Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
REVENUES
Policy charges and fee income	$1,890	$1,801	$3,757	$3,650	$3,486
Premiums	542	542	1,063	1,058	1,086
Net derivative gains (losses)	819	67	(1,641)	(1,311)	923
Net investment income (loss)	1,583	1,806	2,665	2,450	3,395
Investment gains (losses), net:
Total other-than-temporary impairment losses	(14)	(28)	(68)	(42)	(82)
Other investment gains (losses), net	(6)	2,040	2,051	27	40

Total investment gains (losses), net	(20)	2,012	1,983	(15)	(42)
Investment management and service fees	1,952	1,823	3,749	3,895	3,892
Other income	254	197	402	419	420

Total revenues	7,020	8,248	11,978	10,146	13,160

BENEFITS AND OTHER DEDUCTIONS
Policyholders’ benefits	2,844	2,530	3,316	3,489	4,359
Interest credited to policyholders’ account balances	703	522	1,145	1,044	1,089
Compensation and benefits	1,085	1,041	2,119	2,165	2,109
Commissions and distribution related payments	795	737	1,536	1,586	1,585
Interest expense	73	108	174	136	389
Amortization of deferred policy acquisition costs, net	(41)	(55)	230	(300)	(358)
Other operating costs and expenses	1,158	798	1,516	1,585	1,594

Total benefits and other deductions	6,617	5,681	10,036	9,705	10,767

Income (loss) from operations, before income taxes	403	2,567	1,942	441	2,393

Income tax (expense) benefit	45	(735)	(357)	217	(464)

Net income (loss)	448	1,832	1,585	658	1,929

Less: net (income) loss attributable to the noncontrolling interest	(183)	(171)	(373)	(329)	(320)

Net Income (Loss) Attributable to Holdings	$265	$1,661	$1,212	$329	$1,609

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Total Operating Earnings	$641	$523	$1,325	$1,355	$1,168

The following discussion compares the results for the six months ended June 30, 2017 to the six months ended June 30, 2016, year ended December 31, 2016 to the year ended December 31, 2015 and the results for the year ended December 31, 2015 to the year ended December 31, 2014.

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

Net Income Attributable to Holdings

The $1.4 billion decrease in net income attributable to Holdings to $265 million in the first six months of 2017 from $1.7 billion in the first six months of 2016 was primarily driven by the following notable items:

•	Lower investment gains due to a non-recurring $1.9 billion realized gain on the sale of two real estate properties in New York City in the first six months of 2016.

•	The recognition of a goodwill impairment charge, reflected in operating costs and expenses, of $369 million in 2017 due to the Company’s early adoption on January 1, 2017 of new accounting guidance for goodwill.

•	A decrease of $223 million in net investment income, primarily due to $270 million lower unrealized gains on trading account securities.

•	An increase in policyholders’ benefits of $314 million primarily reflecting reserve increases in 2017 driven by policyholder behavior benefit ratio unlock adjustments in our GMxB fixed-rate variable annuity products.

•	Net amortization of deferred acquisition costs increased $14 million of which $121 million in 2017 related to accelerated amortization in certain permanent life products resulting from loss recognition testing due to low interest rates, offset primarily by lower amortization in our individual retirement products.

Partially offsetting this decrease were the following notable items:

•	An increase of $752 million of derivatives gains in our GMxB fixed rate variable annuity products primarily due to the positive impact of policyholder behavior assumption updates in our fixed-rate GMxB variable annuity products on the fair value of our no lapse guarantee feature and GMIB reinsurance asset.

•	Investment management and service fees increased $129 million reflecting $101 million higher investment advisory and service fees and $31 million higher fees driven by services tied to Separate Account performance.

•	Policy charges and fee income increased $81 million in the first six months of 2017 primarily due to increased AV in Retirement Cornerstone.

•	A decrease of $780 million in income tax expense primarily driven by lower pre-tax income and the impact of a $228 million tax benefit related to the conclusion of an IRS audit for tax years 2008 and 2009, in second quarter of 2017.

Total Operating Earnings

Total Operating Earnings increased $118 million to $641 million during the first six months of 2017 from $523 million in the first six months of 2016, primarily driven by the following notable items:

•	Higher net investment income of $159 million driven by an increase of $84 million in the first six months of 2017 reflecting higher income from equity method investments and $64 million from higher AV in SCS.

•	Investment management and service fees increased $129 million reflecting $101 million higher investment advisory and service fees and $31 million higher fees driven by services tied to Separate Account performance.

•	Policy charges and fee income increased $89 million in the first six months of 2017 primarily due to increased AV in Retirement Cornerstone.

Partially offsetting this increase were the following notable items:

•	An increase in reserves of $63 million primarily due to higher persistency of certain GMxB fixed-rate variable annuity products.

•	A $121 million charge due to the impact of accelerated net amortization of deferred acquisition costs in our interest sensitive life products resulting from loss recognition testing due to low interest rates.

•	A $49 million increase in income taxes due to higher pre-tax income.

Year ended December 31, 2016 Compared to the Year Ended December 31, 2015

Net Income (Loss) Attributable to Holdings

The $883 million increase in net income attributable to Holdings to $1.2 billion in 2016 from $329 million in 2015 was primarily driven by the following notable items:

•	Higher investment gains due to a $1.9 billion realized gain on the sale of two New York City real estate properties in 2016.

•	An increase of $215 million of net investment income mainly due to unrealized gains on trading securities and higher commercial mortgage prepayments, partially offset by lower income from equity method investments.

•	An increase of $107 million in policy charges and fee income mainly due to higher Separate Accounts fee income driven by higher average balances.

Partially offsetting this increase were the following notable items:

•	Increase in net DAC amortization of $530 million primarily driven by several assumption updates, including the negative impact of the General Account spread and yield assumptions for certain interest sensitive life and certain permanent products, to reflect lower expected investment yields in 2016. Included in the $530 million is a $130 million write-off of DAC as part of our loss recognition testing.

•	A $574 million higher income tax expense in 2016 also contributed to a decrease in our overall results. The increase to tax expense was primarily driven by the $1.5 billion higher income before income tax and $84 million lower income tax benefit from settlements with the IRS.

Total Operating Earnings

The $30 million decrease in Total Operating Earnings to $1.3 billion in 2016 from $1.4 billion in 2015 was primarily driven by a write-off of $128 million of DAC through amortization in certain permanent life products as part of our loss recognition testing due to low interest rates, partially offset by an increase in fee income and policy charges of $108 million primarily related to higher average General Account balances primarily due to higher AV in SCS.

Year ended December 31, 2015 Compared to the Year Ended December 31, 2014

Net Income (Loss) Attributable to Holdings

The $1.3 billion decrease in net income (loss) attributable to Holdings to $329 million in 2015 from $1.6 billion in 2014 was primarily driven by the following notable items:

•	A net decrease of $2.2 billion from variable annuity products with GMxB features (a decrease of $1.6 billion in 2015 compared to an increase of $0.6 billion 2014). The decrease was primarily due to a significant decrease in interest rates in 2014 impacting DAC, policyholder benefits, and certain investment assets not recurring in 2015, updates to our assumptions and benefit ratio unlock adjustments for lapses, withdrawals and GMIB utilization rates on our variable annuity products with GMxB features as well as a decrease to our long-term equity return assumption used to calculate our policyholder liability for certain variable annuity products with GMxB features in 2015.

Partially offsetting this decrease were the following notable items:

•	In 2015, repayments of affiliated loans and surplus notes decreased interest expense by approximately $253 million.

•	A net increase of $164 million in fee income mainly due to $87 million in our Individual Retirement segment driven by higher account values in our Retirement Cornerstone product, partially offset by declining fee income from certain GMxB fixed-rate variable annuity products due to lower account values, and $91 million from our Protection Solutions segment reflecting the release of reserves for certain policies.

•	A decrease of $681 million in tax expense primarily due to lower pre-tax income and higher dividend received deductions.

Total Operating Earnings

Total Operating Earnings increased $187 million to $1.4 billion in 2015 from $1.2 billion in 2014, primarily driven by the following notable items:

•	A net increase of $164 million in fee income mainly due to $87 million in our Individual Retirement segment driven by our Retirement Cornerstone product, partially offset by declining fee income from certain GMxB fixed-rate variable annuity products, and $91 million from our Protection Solutions segment reflecting the release of reserves for certain policies.

•	Lower reserve accruals of $115 million in 2015 in our Individual Retirement segment for certain GMxB fixed-rate variable annuity products from both an assumption change in 2014 regarding interest rates, and assumption changes in 2015 related to buyouts offered to certain policyholders.

Partially offsetting this increase was the following notable item:

•	A decrease of $150 million in net investment income and derivative gains (losses) mainly driven by lower income from equity method investments and lower derivative gains, net of higher fixed maturities and commercial mortgage prepayments.

Results of Operations by Segment

We manage our business through the following four segments: Individual Retirement, Group Retirement, Investment Management and Research, and Protection Solutions. We report certain activities and items that are not included in our four segments in Corporate and Other. The following section presents our discussion of operating earnings (loss) by segment and AUM and AV by segment, as applicable. Consistent with U.S. GAAP guidance for segment reporting, operating earnings (loss) is our U.S. GAAP measure of segment performance. See note 18 to the notes to our annual financial statements included elsewhere in this prospectus for further information on the Company’s segments.

	Six Months Ended June 30,		Years Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Operating Earnings (loss) by segment:
Individual Retirement	$561	$467	$1,176	$1,032	$788
Group Retirement	129	83	173	175	175
Investment Management and Research	90	77	161	172	172
Protection Solutions	(23)	42	(3)	107	186

Total segment operating earnings	757	669	1,507	1,486	1,321

Corporate and Other	(116)	(146)	(182)	(131)	(153)

Total Operating Earnings	$641	$523	$1,325	$1,355	$1,168

Individual Retirement

The Individual Retirement segment includes our variable annuity products which primarily meet the needs of individuals saving for retirement or seeking retirement income.

The following table summarizes operating earnings of our Individual Retirement segment for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Operating earnings	$561	$467	$1,176	$1,032	$788

The following table summarizes AV for our Individual Retirement segment as of the dates indicated:

	As of June 30,		As of December 31,
	2017	2016	2016	2015	2014
	(in millions)
AV
General Account	$17,390	$13,451	$15,384	$12,188	$11,381
Separate Accounts	81,180	75,886	78,220	76,169	78,637

Total AV	$98,570	$89,337	$93,604	$88,357	$90,018

The following table summarizes a roll forward of AV for our Individual Retirement segment for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Balance at beginning of period	$93,604	$88,357	$88,357	$90,018	$88,297
Gross premiums	4,102	3,907	7,960	7,460	7,757
Surrenders, withdrawals and benefits	(3,718)	(3,536)	(6,780)	(6,354)	(8,122)

Net flows	384	371	1,180	1,106	(365)
Investment performance, interest credited and policy charges	4,582	$609	4,067	(2,767)	2,086

Balance as of end of period	$98,570	$89,337	$93,604	$88,357	$90,018

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016 for the Individual Retirement Segment

Operating earnings

Operating earnings increased $94 million in 2017 to $561 million for the first six months of 2017 from $467 million for the first six months of 2016 primarily attributable to the following:

•	Higher fee income of $81 million due to increased account value of our Retirement Cornerstone product.

•	Higher investment income of $63 million primarily due to higher SCS AV.

•	A decrease in DAC amortization of $56 million due primarily to an update of our lapse and withdrawal assumptions for our variable annuity products with GMxB features in 2017.

The increase was partially offset by:

•	An increase of $18 million in commissions paid due to higher sales in 2017.

•	An increase in income tax expense of $31 million due to an increase in pre-tax operating earnings in 2016.

•	An increase of $83 million in future policy benefits primarily due to higher persistency of certain GMxB fixed-rate variable annuity products.

Net Flows and AV

•	Net inflows were $384 million, a $13 million increase for the first six months of 2017 driven by a $195 million increase in gross premiums, offset by an increase of $182 million in surrenders, withdrawals and benefits.

•	The increase in AV was $9.2 billion year over year was driven by an increase in net flows and investment performance.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015 for the Individual Retirement Segment

Operating earnings

Operating earnings increased $144 million in 2016 to $1.2 billion in 2016 from $1.0 billion in 2015 primarily attributable to the following:

•	An increase of $185 million due to lower reserve accruals for certain GMxB fixed-rate variable annuity products resulting from assumption changes in 2015 due to management actions to reduce the size of certain GMxB fixed-rate variable annuity products through buyouts offered to certain policyholders of those products.

•	An increase in investment income of $108 million due to higher AV in SCS primarily driven by increased sales and General Account investment income.

•	A decrease in other operating expenses of $9 million due to companywide efficiency efforts leading to lower compensation and benefits.

The increase was partially offset by:

•	An increase in DAC amortization of $50 million due primarily to an update of our lapse and withdrawal assumptions for certain GMxB fixed-rate variable annuity products with GMxB features in 2015.

•	An increase of $102 million in income tax expense due to an increase in pre-tax operating earnings.

Net Flows and AV

•	Net inflows were $1.2 billion in 2016, an increase of $74 million during 2016 driven by a $500 million increase in gross premiums, which were offset by an increase of $426 million in surrenders, withdrawals and benefits.

•	AV increased $5.2 billion during 2016, driven by an increase in interest credited and investment performance.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014 for the Individual Retirement Segment

Operating earnings

Operating earnings increased $244 million in 2015 to $1.0 billion in 2015 from $788 million in 2014 primarily attributable to the following:

•	A net increase of $87 million in fee income, resulting from the increase in fee income from our Retirement Cornerstone product driven by favorable equity markets and sales growth, partially offset by declining fee income from certain GMxB fixed-rate variable annuity products.

•	An increase of $75 million due to lower reserve accruals for certain GMxB fixed-rate variable annuity products due to an assumption change in 2014 regarding interest rates.

•	An increase of $40 million due to lower reserve accruals for certain GMxB fixed-rate variable annuity products resulting from assumption changes in 2015 regarding management actions to reduce the size of certain of our GMxB fixed-rate variable annuity products through buyouts offered to certain policyholders.

•	Increase of $63 million in net investment income primarily due to higher SCS AV from higher sales.

•	A decrease of $7 million in operating expenses due to companywide efficiency efforts and lower amortization.

The increase was partially offset by:

•	An increase of $61 million in income tax expense due to an increase in operating earnings, partially offset by a higher dividends received deduction.

Net Flows and AV

•	Net inflows were $1.1 billion during 2015 driven by a decrease of $1.8 billion in surrenders, withdrawals and benefits attributable to buyouts in 2014.

•	AV decreased $1.7 billion during 2015, driven by the negative impact of investment performance, interest credited, and buyouts.

Group Retirement

The Group Retirement segment offers tax-deferred investment and retirement plans sponsored by educational entities, municipalities and not-for-profit entities as well as small and medium-sized businesses.

The following table summarizes operating earnings of our Group Retirement segment for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Operating earnings	$129	$83	$173	$175	$175

The following tables summarize AV for our Group Retirement segment as of the dates indicated:

	As of June 30,		As of December 31,
	2017	2016	2016	2015	2014
AV	(in millions)
General Account	$11,210	$10,623	$10,999	$10,232	$9,821
Separate Accounts	20,773	17,996	19,139	17,525	17,786

Total AV	$31,983	$28,619	$30,138	$27,757	$27,607

The following table summarizes a roll-forward of AV for our Group Retirement segment for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Balance as of beginning of period	$30,138	$27,757	$27,757	$27,607	$26,482
Gross premiums	1,672	1,580	3,137	2,858	2,772
Surrenders, withdrawals and benefits	(1,421)	(1,129)	(2,458)	(2,507)	(2,698)

Net flows	251	452	679	351	74
Investment performance, interest credited and policy charges	1,594	411	1,702	(202)	1,051

Balance as of end of period	$31,983	$28,619	$30,138	$27,757	$27,607

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016 for the Group Retirement Segment

Operating earnings

Operating earnings increased $46 million in 2017 to $129 million for the first six months of 2017 from $83 million for the first six months of 2016 primarily attributable to the following:

•	Increase of $38 million in fee income and policy charges driven by higher equity markets and positive net flows.

•	Increase in net investment income of $32 million due to higher General Account AV and higher income on equity method investments.

•	Lower amortization of DAC of $24 million due to higher than expected persistency.

This increase was partially offset by:

•	An increase of $22 million in operating expenses primarily due to higher compensation and benefits, partially offset by lower other operating costs.

•	An increase of $17 million in interest credited to policyholders due to higher General Account AV.

•	An increase of $5 million in commissions paid, which corresponds to the increase in first year premiums and consistent renewal premium.

•	An increase in income tax expense of $16 million due to an increase in pre-tax operating earnings.

Net Flows and AV

•	Group Retirement net flows were $251 million, and AV grew by $3.4 billion, driven by a year-over-year increase in gross premiums.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015 for the Group Retirement Segment

Operating earnings

Operating earnings decreased by $2 million in 2016 to $173 million in 2016 from $175 million in 2015, primarily attributable to the following:

•	Fees and revenue were flat year-over-year due to level average Separate Account AV as a result of depressed equity markets in the first quarter of 2016.

•	An increase of $10 million in interest credited due to higher General Account AV.

•	An increase of $3 million in income tax expense recognized due to higher pre-tax income.

This decrease was partially offset by:

•	An increase in net investment income of $10 million due to higher income from equity method investments, partially offset by lower yields on new investments.

Net Flows and AV

•	Group Retirement net flows were $679 million, and AV grew by $2.4 billion, driven by an increase in gross premiums.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014 for the Group Retirement Segment

Operating earnings

Operating earnings were level in 2015 and 2014 at $175 million, primarily attributable to the following offsetting factors:

•	Decrease of $27 million in investment income due to lower equity method investments, partially offset by higher fixed maturity and commercial mortgage prepayment income.

•	A $17 million decrease in income tax expense due to higher allowable dividends received deduction.

Net Flows and AV

•	Group Retirement net flows were $351 million, and AV grew by $150 million, driven by an increase in gross premiums and strong in-force management.

Investment Management and Research

The Investment Management and Research segment provides diversified investment management, research and related services to a broad range of clients around the world. Operating earnings (loss) presented here represents our current economic interest, net of tax, in AB of approximately 45%. Giving effect to the Reorganization Transactions, our economic interest in AB will increase to approximately 65%.

The following table summarizes operating earnings of our Investment Management and Research segment for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Operating earnings	$90	$77	$161	$172	$172

Changes in AUM in the Investment Management and Research segment for the periods presented were as follows:

	Six Months Ended		Year Ended December 31
	June 30, 2017	June 30, 2016	2016	2015	2014
	(in billions)
Balance as of beginning of period	$480.2	$467.4	$467.4	$474.0	$450.4
Long-term flows:
Sales/new accounts	39.4	33.8	73.0	70.9	72.5
Redemptions/terminations	(32.8)	(22.5)	(65.8)	(54.2)	(53.7)
Cash flow/unreinvested dividends	(2.1)	(5.6)	(17.0)	(13.5)	(13.7)

Net long-term (outflows) inflows	4.5	5.7	(9.8)	3.2	5.1
Acquisition	—	—	2.5	—	2.9
AUM adjustment(1)	—	(3.0)	(3.0)	—	(1.6)
Market appreciation (depreciation)	31.9	19.4	23.1	(9.8)	17.2

Net change	36.4	22.1	12.8	(6.6)	23.6

Balance as of end of period	$516.6	$489.5	$480.2	$467.4	$474.0

(1)	During the second quarter of 2016, we removed $3.0 billion of Customized Retirement Solutions assets from AUM as our investment management services transitioned to consulting services. In addition, we previously made minor adjustments to reported AUM for reporting methodology changes that do not represent inflows or outflows.

Average AUM in the Investment Management and Research segment for the periods presented by distribution channel and investment services were as follows:

	Six Months Ended, June 30		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in billions)
Distribution Channel
Institutions	$246.5	$241.8	$243.4	$242.9	$234.3
Retail	169.2	155.1	157.7	160.6	159.6
Private Wealth Management	83.9	77.5	78.9	77.2	73.6

Total	$499.6	$474.4	$480.0	$480.7	$467.5

Investment Service
Equity Actively Managed	$118.8	$108.2	$109.4	$113.2	$111.2
Equity Passively Managed(1)	49.2	45.2	46.5	49.3	49.6
Fixed Income Actively
Managed—Taxable	229.6	216.9	221.5	217.7	219.5
Fixed Income Actively
Managed—Tax-exempt	37.9	35.1	36.3	32.6	30.4
Fixed Income Passively
Managed(1)	10.6	10.7	11.0	10.1	9.7
Other(2)	53.5	58.3	55.3	57.8	47.1

Total	$499.6	$474.4	$480.0	$480.7	$467.5

(1)	Includes index and enhanced index services.
(2)	Includes multi-asset solutions and services, and certain alternative investments.

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016 for the Investment Management and Research Segment

Operating earnings

Operating earnings increased $13 million in 2017 to $90 million for the first six months of 2017 from $77 million for the first six months of 2016 primarily attributable to the following:

•	Increase in investment advisory and services base fees of $82 million primarily due to increases in Retail, Institutions and Private Wealth Management base fees. Base fees increased due to higher average AUM and the impact of a shift in distribution channel mix from Institutions to Retail and Private Wealth Management, which generally have higher fees.

•	Increase in Retail performance fees of $13 million and Institutions performance fees of $6 million.

This increase was partially offset by:

•	Higher compensation and benefit expenses of $38 million, primarily attributable to higher incentive compensation of $27 million, higher base compensation of $7 million, which resulted from higher severance and higher commissions of $3 million.

•	Decrease in Bernstein Research Services revenues of $19 million primarily due to a decline in our clients’ trading activity in the U.S.

•	Higher investment losses of $6 million primarily from seed capital and broker dealer investments.

•	An increase in income tax expense of $11 million due to an increase in pre-tax operating earnings.

Long-Term Net Flows and AUM

•	Total AUM as of June 30, 2017 were $516.6 billion, up $36.4 billion, or 7.6%, during the first six months of 2017. The increase was driven by market appreciation of $31.9 billion and net inflows of $4.5 billion, reflecting retail inflows of $4.8 billion and Private Wealth Management inflows of $0.5 billion, partially offset by Institutional outflows of $0.8 billion.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015 for the Investment Management and Research Segment

Operating earnings

Operating earnings decreased $11 million in 2016 to $161 million in 2016 from $172 million in 2015 primarily attributable to the following:

•	Decrease in investment advisory and service fees of $46 million primarily due to a decrease in Retail and Institutions base fees due to a shift in product mix to services generating lower fees and lower Retail average AUM in 2016, as compared to 2015. This was partially offset by an increase in Private Wealth Management base fees.

•	Decrease in Bernstein Research Services revenues of $14 million due to lower market values and volumes in Europe and Asia and the discontinuation of Equity Capital Market Services.

•	Increase in net distribution costs of $13 million, driven by a larger decrease in distribution revenue than the corresponding decrease in distribution plan payments and amortization of deferred sales commissions.

•	Higher income taxes of $10 million due to higher taxes on foreign earnings.

This decrease was partially offset by:

•	Decrease in compensation and benefit expenses of $42 million, primarily attributable to lower incentive compensation of $38 million. In addition, there was a decrease in commissions and fringe benefits and other costs of $14 million, partially offset by an increase in base compensation of $10 million, reflecting higher severance costs.

•	Lower promotion and servicing expenses of $14 million due to lower transfer fees, marketing, travel and entertainment and other expenses.

•	Higher performance fees of $9 million, with an increase in Private Client performance fees and Institutions performance fees partially offset by lower Retail performance fees.

Long-Term Net Flows and AUM

•	Total AUM as of December 31, 2016 were $480.2 billion, up $12.8 billion, or 2.7%, during 2016. The increase was driven by market appreciation of $23.1 billion, offset by net outflows of $9.8 billion, reflecting Institutional outflows of $5.4 billion and Retail outflows of $4.8 billion, partially offset by Private Wealth Management inflows of $0.4 billion.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014 for the Investment Management and Research Segment

Operating earnings

Operating earnings were level in 2015 and 2014 at $172 million in 2014, primarily attributable to the following offsetting factors:

•	Decrease of $30 million in performance-based fees which primarily resulted from major equity market declines during the year.

•	Increase in compensation and benefit expenses of $10 million due to higher base compensation and fringe benefits offset by lower commissions and incentive compensation.

•	Lower other revenues of $8 million due to lower shareholder servicing fees and mutual fund reimbursements.

•	Increase in base fees of $37 million primarily due to increase in Private Wealth Management base fees, which primarily resulted from an increase in average AUM.

•	Increase in Bernstein Research Services revenues of $11 million due to growth in the U.S. and Asia, partially offset by a combination of pricing pressure in Europe and weakness in European currencies compared to the U.S. dollar.

•	Lower investment losses of $14 million which were primarily unrealized on seed capital and derivatives.

•	Increase in income taxes of $7 million due to higher pre-tax earnings and higher taxes on foreign earnings.

Long-Term Net Flows and AUM

•	Total AUM as of December 31, 2015 were $467.4 billion, down $6.6 billion, or 1.4%, during 2015. The decrease was driven by market depreciation of $9.8 billion, offset by net inflows of $3.2 billion, reflecting Institutional inflows of $6.9 billion, partially offset by Retail outflows of $3.5 billion and Private Wealth Management outflows of $0.2 billion.

Protection Solutions

The Protection Solutions segment includes our life insurance and employee benefits businesses. We provide a targeted range of products aimed at serving the financial needs of our clients throughout their lives, including

VUL, IUL and term life products. In 2015, we entered the employee benefits market and currently offer a suite of dental, vision, life, as well as short- and long-term disability insurance products to small and medium-size businesses.

Our Protection Solutions segment was adversely impacted during the period by updates to our General Account spread and yield assumptions for certain permanent products to reflect lower expected investment yields driven by the low interest rate environment, mainly reflected in our loss recognition testing. In addition, operating earnings (loss) is reduced by certain low-return, non-core, older in-force blocks. In recent years, we have refocused our product offering and distribution towards less capital intensive, higher return accumulation and protection products. We plan to improve our operating earnings (loss) over time through earnings generated from sales of our repositioned product portfolio and by proactively managing and optimizing our in-force book.

The following table summarizes operating earnings (losses) of our Protection Solutions segment for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Operating earnings (loss)	$(23)	$42	$(3)	$107	$186

The following table summarizes AV for our Protection Solutions segment for the periods indicated:

	As of June 30,		As of December 31,
	2017	2016	2016	2015	2014
	(in millions)
AV(1)
General Account	$18,993	$18,568	$18,785	$18,287	$18,209
Separate Accounts	11,873	10,900	11,263	10,920	11,545

Total AV	$30,866	$29,468	$30,048	$29,207	$29,754

(1)	Includes AV for our individual life insurance business, but does not include AV for our employee benefits business as it is a start-up business and therefore has immaterial in-force policies.

The following table presents our in-force face amounts for the periods indicated, respectively, for our individual life insurance products:

	As of June 30,		As of December 31,
	2017	2016	2016	2015	2014
	(in billions)
In-force face amount by product(1)
Universal Life(2)	$60.4	$62.7	$61.7	$64.0	$66.3
Indexed Universal Life	19.4	17.4	18.5	16.7	14.2
Variable Universal Life(3)	129.4	131.3	130.3	132.7	135.0
Term	236.1	237.9	237.0	238.9	241.3
Whole Life	1.6	1.7	1.7	1.8	1.9

Total in-force face amount	$447.0	$451.0	$449.1	$454.0	$458.7

(1)	Includes individual life insurance and does not include employee benefits as it is a start-up business and therefore has immaterial in-force policies.
(2)	Universal Life includes Guaranteed Universal Life.
(3)	Variable Universal Life includes VL and COLI.

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016 for the Protection Solutions Segment

Operating earnings (loss)

Operating earnings decreased $65 million to an operating loss of $23 million in the first six months of 2017 from $42 million operating earnings in the first six months of 2016 primarily attributable to the following:

•	A net increase of $108 million of DAC amortization mainly driven by a write-off of $121 million of DAC through amortization as part of our loss recognition testing due to low interest rates.

•	Increase of $51 million in policyholder benefits mainly due to higher net death claims.

This decrease was partly offset by:

•	Increase in policy fee income of $31 million mainly reflecting higher Separate Accounts fees driven by an increase in the AV as well as higher cost of insurance charges.

•	Increase of $12 million in net investment income due to higher asset balances and higher income on equity method investments.

•	Decrease of $49 million in income tax expense due to a decrease in pre-tax operating earnings.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015 for the Protection Solutions Segment

Operating earnings

Operating earnings decreased $110 million in 2016 to an operating loss of $3 million in 2016 from operating earnings of $107 million in 2015 primarily attributable to the following:

•	The adverse impact of $187 million of several assumption updates and model changes including the update of the General Account spread and yield assumptions for certain permanent products to reflect lower expected investment yields, the update of the premium funding assumption used in setting variable life policyholder benefit reserves and the change in the model used in calculating premium loads, which increased interest sensitive life policyholder benefit reserves.

•	A write-off of $128 million of DAC through amortization identified in certain permanent life products as part of our loss recognition testing due to low interest rates.

This decrease was partly offset by:

•	Increase of $76 million cost of insurance charges on certain universal life policies and other policy fees.

•	Decrease of $28 million in operating expenses due to efficiency efforts.

•	Increase of $26 million in net investment income due to higher asset balances, partly offset by lower income on equity method investments.

•	Decrease of $56 million in income tax expense due to lower pre-tax operating earnings in 2016.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014 for the Protection Solutions Segment

Operating earnings

Operating earnings decreased $79 million in 2015 to $107 million in 2015 from $186 million in 2014 primarily attributable to the following:

•	Decrease of $70 million in net investment income mainly driven by lower equity method investments partly offset by higher fixed maturities and commercial mortgage prepayments.

•	Increase of $71 million in DAC amortization reflecting updated premium funding assumptions and persistency experience against expectations.

•	Increase of $38 million in operating expenses mainly reflecting start-up expenses related to the employee benefits business.

•	Decrease of $23 million in derivatives due to higher gains in 2014 in IUL products and the MSO option.

•	Decrease in premiums of $23 million mainly due to lower term products renewal premium as a result of lower in-force policy counts.

This decrease was partially offset by:

•	Increase of $91 million in policy charges primarily reflecting the release of reserves in certain policies.

•	Decrease of $52 million in income tax expense due to a decrease in pre-tax operating earnings.

Corporate and Other

Corporate and Other includes certain of our financing and investment expenses. It also includes: AXA Advisors broker-dealer business, the Closed Block, run-off variable annuity reinsurance business, run-off group pension business, run-off health business, benefit plans for our employees, certain strategic investments and certain unallocated items, including capital and related investments, interest expense and corporate expense. AB’s results of operations are reflected in the Investment Management and Research segment. Accordingly, Corporate and Other does not include any items applicable to AB.

The following table summarizes operating earnings (loss) of Corporate and Other for the periods presented:

	Six Months Ended June 30		Year Ended December 31
	2017	2016	2016	2015	2014
	(in millions)
Operating earnings (loss)	$(116)	$(146)	$(182)	$(131)	$(153)

General Account Investment Assets Portfolio

The GAIA portfolio and investment results support the insurance and annuity liabilities of our Individual Retirement, Group Retirement and Protection Solutions businesses. Our GAIA portfolio investment strategy seeks to achieve sustainable risk-adjusted returns by focusing on principal preservation, investment return, duration and liquidity requirements by product class and the diversification of risks. Investment activities are undertaken according to investment policy statements that contain internally established guidelines and are required to comply with applicable laws and insurance regulations. Risk tolerances are established for credit risk, market risk, liquidity risk and concentration risk across types of issuers and asset classes that seek to mitigate the impact of cash flow variability arising from these risks.

The GAIA portfolio consists largely of investment grade fixed maturities and short-term investments, commercial and agricultural mortgage loans, below investment grade fixed maturities, alternative investments and other instruments. Fixed maturities include publicly issued corporate bonds, government bonds, privately placed notes and bonds, bonds issued by states and municipalities, mortgage-backed securities and asset-backed securities.

As part of our asset and liability management strategies, we maintain a weighted average duration for our GAIA portfolio that is within an acceptable range of the estimated duration of our liabilities given our risk appetite and hedging programs. The GAIA portfolio includes credit derivatives to replicate exposure to individual securities or pools of securities as a means of achieving credit exposure similar to bonds of the underlying issuer(s) more efficiently. In addition, from time to time we use derivatives for hedging purposes to reduce our exposure to equity markets, interest rates and credit spreads.

Investment portfolios are primarily managed by legal entity with dedicated portfolios for certain blocks of business. For portfolios that back multiple product groups, investment results are allocated to business segments.

The following table reconciles the consolidated balance sheet asset and liability amounts to GAIA.

General Account Investment Assets

June 30, 2017

	GAIA	Other(1)	Balance Sheet Total
Fixed maturities, available for sale, at fair value	$42,884	$417	$43,301
Mortgage loans on real estate	10,408	13	10,421
Policy Loans	3,919	(104)	3,815
Other equity investments	1,330	124	1,454
Other invested assets	—	3,326	3,326

Subtotal Investment Assets	58,541	3,776	62,317
Trading securities	10,702	3,244	13,946

Total investments	69,243	7,020	76,263
Cash and cash equivalents	6,522	(335)	6,187
Repurchase and funding agreements(2)	(4,416)	—	(4,416)

Total	$71,349	$6,685	$78,034

(1)	Assets listed in the “Other” category principally consist of our loans to affiliates and other miscellaneous assets or liabilities related to GAIA that are reclassified from various balance sheet lines held in portfolios other than the General Account and which are not managed as part of GAIA, including: (i) related accrued income or expense, (ii) certain reclassifications and intercompany adjustments, (iii) certain trading securities that are associated with hedging programs for variable annuity products with guarantee features, (iv) assets and income of AB and (v) for fixed maturities, the reversal of net unrealized gains (losses). The “Other” category is deducted in arriving at GAIA.
(2)	Includes Securities purchased under agreements to resell, Securities sold under agreements to repurchase and Federal Home Loan Bank funding agreements which are reported in policyholders’ account balances.

General Account Investment Assets

December 31, 2016

	GAIA	Other(1)	Balance Sheet Total
Fixed maturities, available for sale, at fair value	$42,302	$(423)	$41,879
Mortgage loans on real estate	9,729	45	9,774
Policy Loans	3,823	32	3,855
Other equity investments	1,337	92	1,429
Other invested assets	—	3,284	3,284

Subtotal Investment Assets	57,191	3,030	60,221
Trading securities	8,671	3,414	12,085

Total investments	65,862	6,444	72,306
Cash and cash equivalents	4,679	975	5,654
Repurchase and funding agreements(2)	(4,247)	—	(4,247)

Total	$66,294	$7,419	$73,713

(1)	Assets listed in the “Other” category principally consist of our loans to affiliates and other miscellaneous assets or liabilities related to GAIA that are reclassified from various balance sheet lines held in portfolios other than the General Account and which are not managed as part of GAIA, including: (i) related accrued income or expense, (ii) certain reclassifications and intercompany adjustments, (iii) certain trading securities that are associated with hedging programs for variable annuity products with guarantee features, (iv) assets and income of AB and (v) for fixed maturities, the reversal of net unrealized gains (losses). The “Other” category is deducted in arriving at GAIA.
(2)	Includes Securities purchased under agreements to resell, Securities sold under agreements to repurchase and federal name Loan Bank funding agreements which are reported in policyholders’ account balances.

General Account Investment Assets

December 31, 2015

	GAIA	Other(1)	Balance Sheet Total
Fixed maturities, available for sale, at fair value	$39,843	$46	$39,889
Mortgage loans on real estate	7,478	(309)	7,169
Policy Loans	3,853	14	3,867
Other equity investments and real estate held for sale	1,272	654	1,926
Other invested assets	—	2,034	2,034

Subtotal Investment Assets	52,446	2,439	54,885
Trading securities	6,375	3,495	9,870

Total investments	58,821	5,934	64,755
Cash and cash equivalents	5,867	690	6,557
Repurchase and funding agreements(2)	(2,310)	—	(2,310)

Total	$62,378	$6,624	$69,002

(1)

Assets listed in the “Other” category principally consist of our loans to affiliates and other miscellaneous assets or liabilities related to GAIA that are reclassified from various balance sheet lines held in portfolios other than the General Account and which are not managed as part of GAIA, including: (i) related accrued income or expense, (ii) certain reclassifications and intercompany adjustments, (iii) certain trading securities that are associated with hedging programs for variable annuity products with guarantee features, (iv) assets and income of AB and (v) for fixed maturities, the reversal of net unrealized gains (losses). The “Other” category is deducted in arriving at GAIA.
(2)	Includes Securities purchased under agreements to resell, Securities sold under agreements to repurchase and Federal Home Loan Bank funding agreements which are reported in policyholders’ account balances.

Investment Results of General Account Investment Assets

The following table summarizes investment results by asset category for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2017		2016		2015
	Yield	Amount	Yield	Amount	Yield	Amount
			(Dollars in Millions)
Fixed Maturities(1):
Investment grade
Income (loss)	3.95%	$803	4.06%	$1,655	3.99%	$1,548
Ending assets		41,322		40,661		38,454
Below investment grade
Income	6.90%	56	7.17%	115	7.43%	116
Ending assets		1,562		1,641		1,389
Mortgages:
Income (loss)	4.54%	229	5.52%	463	5.05%	354
Ending assets		10,408		9,729		7,478
Other Equity Investments
Income (loss)	12.67%	82	4.93%	63	5.59%	74
Ending assets		1,330		1,337		1,272
Policy Loans:
Income	5.79%	111	5.90%	225	5.95%	228
Ending assets		3,919		3,823		3,853
Cash and Short-term Investments:
Income	0.36%	9	0.41%	22	0.07%	4
Ending assets		6,522		4,679		5,867
Repurchase and funding agreements:
Interest expense and other		(32)		(31)		(7)
Ending assets (liabilities)		(4,416)		(4,247)		(2,310)
Total Invested Assets:

Income	4.33%	1,258	4.33%	2,512	4.15%	2,317
Ending Assets		60,647		57,623		56,003
Trading Securities:
Income	2.66%	129	0.73%	54	0.70%	38
Ending assets		10,702		8,671		6,375
Total:

Investment income	4.09%	1,387	3.92%	2,566	3.85%	2,355
Less: investment fees	(0.11)%	(36)	(0.10)%	(67)	(0.1)%	(62)

Investment Income, Net	3.98%	1,351	3.82%	$2,499	3.75%	$2,293

Ending Net Assets		$71,349		$66,294		$62,378

(1)	Fixed Maturities Investment Grade and Below Investment Grade are based on Moody’s Equivalent ratings.

The increase in the book yield in 2016 when compared to 2015 was primarily due to prepayment of fixed maturities and mortgage loans.

Fixed Maturities

The fixed maturity portfolio consists largely of investment grade corporate debt securities and includes significant amounts of U.S. government and agency obligations. The limited below investment grade securities in the GAIA portfolio consist of “fallen angels,” originally purchased as investment grade, as well as short duration public high yield and loans to middle market companies. At June 30, 2017, December 31, 2016 and 2015, respectively, 79.1%, 79.6% and 78.6% of the fixed maturity portfolio was publicly traded. At June 30, 2017, December 31, 2016 and 2015, the General Account had a $2.4 million, $2.4 million and $2.4 million exposure to the sovereign debt of Italy, a $1.2 million, $1.2 million and $1.2 million exposure to Puerto Rico and no exposure to the sovereign debt of Greece, Portugal, Spain and the Republic of Ireland.

Fixed Maturities by Industry

The General Account’s fixed maturities portfolios include publicly-traded and privately-placed corporate debt securities across an array of industry categories.

The following table sets forth these fixed maturities by industry category as of the dates indicated along with their associated gross unrealized gains and losses.

Fixed Maturities by Industry(1)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Percentage of Total (%)
	(in millions)
At June 30, 2017
Corporate Securities:
Finance	$5,857	$216	$14	$6,059	14%
Manufacturing	7,231	324	24	7,531	17%
Utilities	3,768	221	16	3,973	9%
Services	3,242	145	16	3,371	8%
Energy	1,802	97	18	1,881	4%
Retail and wholesale	1,416	43	8	1,451	3%
Transportation	773	53	3	823	2%
Other	133	10	—	143	—%

Total corporate securities	24,222	1,109	99	25,232	57%

U.S. government	15,179	748	473	15,454	35%
Commercial mortgage-backed	363	8	48	323	1%
Residential mortgage-backed(2)	888	23	2	909	2%
Preferred stock	499	53	1	551	1%
State & municipal	428	67	1	494	1%
Foreign governments	352	31	6	377	1%
Asset-backed securities	643	4	1	646	1%

Total	$42,574	$2,043	$631	$43,986	100%

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Percentage of Total (%)
	(in millions)
At December 31, 2016
Corporate Securities:
Finance	$5,371	$162	$24	$5,509	13%
Manufacturing	6,892	285	48	7,129	17%
Utilities	3,917	217	27	4,107	10%
Services	3,557	147	25	3,679	9%
Energy	1,705	78	18	1,765	4%
Retail and wholesale	1,392	42	10	1,424	3%
Transportation	849	54	7	896	2%
Other	82	3	1	84	—%

Total corporate securities	23,765	988	160	24,593	58%

U.S. government	15,169	405	755	14,819	35%
Commercial mortgage-backed	472	31	108	395	1%
Residential mortgage-backed(2)	979	27	2	1,004	2%
Preferred stock	532	45	11	566	1%
State & municipal	441	64	2	503	1%
Foreign governments	385	30	14	401	1%
Asset-backed securities	273	10	1	282	1%

Total	$42,016	$1,600	$1,053	$42,563	100%

At December 31, 2015
Corporate Securities:
Finance	$5,226	$204	$22	$5,408	13%
Manufacturing	7,311	317	122	7,506	18%
Utilities	3,713	214	50	3,877	10%
Services	3,381	143	37	3,487	9%
Energy	2,103	53	110	2,046	5%
Retail and wholesale	1,434	50	13	1,471	4%
Transportation	906	53	12	947	2%
Other	80	2	1	81	—%

Total corporate securities	24,154	1,036	367	24,823	61%

U.S. government	11,642	574	351	11,865	29%
Commercial mortgage-backed	667	39	139	567	1%
Residential mortgage-backed(2)	1,457	42	2	1,497	4%
Preferred stock	614	58	3	669	2%
State & municipal	446	69	1	514	1%
Foreign governments	408	37	17	428	1%
Asset-backed securities	203	10	1	212	1%

Total	$39,591	$1,865	$881	$40,575	100%

(1)	Investment data has been classified based on standard industry categorizations for domestic public holdings and similar classifications by industry for all other holdings.
(2)	Includes publicly traded agency pass-through securities and collateralized mortgage obligations.

Fixed Maturities Credit Quality

The Securities Valuation Office (“SVO”) of the National Association of Insurance Commissioners (“NAIC”), evaluates the investments of insurers for regulatory reporting purposes and assigns fixed maturity securities to one of six categories (“NAIC Designations”). NAIC Designations of “1” or “2” include fixed maturities considered investment grade, which include securities rated Baa3 or higher by Moody’s or BBB- or higher by Standard & Poor’s. NAIC Designations of “3” through “6” are referred to as below investment grade, which include securities rated Ba1 or lower by Moody’s and BB+ or lower by Standard & Poor’s. As a result of time lags between the funding of investments and the completion of the SVO filing process, the fixed maturity portfolio typically includes securities that have not yet been rated by the SVO as of each balance sheet date. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

The amortized cost of the General Account’s public and private below investment grade fixed maturities totaled $1.1 billion, or 2.6% of the total fixed maturities at June 30, 2017, $1.2 billion, or 2.8%, of the total fixed maturities at December 31, 2016 and $940 million, or 2.4%, of the total fixed maturities at December 31, 2015. Gross unrealized losses on public and private fixed maturities increased from $881 million in 2015 to $1 billion in 2016 to $631 million in June 2017. Below investment grade fixed maturities represented 5.7%, 5.3% and 11.0% of the gross unrealized losses at June 30, 2017, December 31, 2016 and 2015, respectively. For public, private and corporate fixed maturity categories, gross unrealized gains were lower and gross unrealized losses were higher in 2016 than in the prior year.

Public Fixed Maturities Credit Quality. The following table sets forth the General Account’s public fixed maturities portfolio by NAIC rating at the dates indicated.

Public Fixed Maturities

NAIC Designation(1)	Rating Agency Equivalent	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in millions)
As of June 30, 2017
1	Aaa, Aa, A	$26,068	$1,294	$521	$26,841
2	Baa	7,113	439	18	7,534

	Investment grade	33,181	1,733	539	34,375

3	Ba	300	6	2	304
4	B	127	1	1	127
5	Caa	3	—	—	3
6	Ca, C	16	—	4	12

	Below investment grade	446	7	7	446

Total Public Fixed Maturities		$33,627	$1,740	$546	$34,821

As of December 31, 2016
1	Aaa, Aa, A	$25,628	$910	$847	$25,691
2	Baa	7,373	396	47	7,722

	Investment grade	33,001	1,306	894	33,413

3	Ba	354	6	1	359
4	B	132	1	1	132
5	Caa	—	—	—	—
6	Ca, C	16	1	1	16

	Below investment grade	502	8	3	507

Total Public Fixed Maturities		$33,503	$1,314	$897	$33,920

As of December 31, 2015
1	Aaa, Aa, A	$22,821	$1,185	$432	$23,574
2	Baa	7,654	356	152	7,858

	Investment grade	30,475	1,541	584	31,432

3	Ba	383	4	30	357
4	B	102	—	8	94
5	Caa	28	—	2	26
6	Ca, C	5	—	—	5

	Below investment grade	518	4	40	482

Total Public Fixed Maturities		$30,993	$1,545	$624	$31,914

(1)	At December 31, 2016 and 2015, no securities had been categorized based on expected NAIC designation pending receipt of SVO ratings.

Private Fixed Maturities Credit Quality. The following table sets forth the General Account’s private fixed maturities portfolio by NAIC rating at the dates indicated:

Private Fixed Maturities

NAIC Designation(1)	Rating Agency Equivalent	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in millions)
As of June 30, 2017
1	Aaa, Aa, A	$4,534	$147	$42	$4,639
2	Baa	3,757	149	14	3,892

	Investment grade	8,291	296	56	8,531

3	Ba	440	3	11	432
4	B	190	1	15	176
5	Caa	20	—	2	18
6	Ca, C	6	3	1	8

	Below investment grade	656	7	29	634

Total Private Fixed Maturities		$8,947	$303	$85	$9,165

As of December 31, 2016
1	Aaa, Aa, A	$4,075	$155	$78	$4,152
2	Baa	3,758	125	25	3,858

	Investment grade	7,833	280	103	8,010

3	Ba	491	3	14	480
4	B	137	1	17	121
5	Caa	35	—	11	24
6	Ca, C	17	2	11	8

	Below investment grade	680	6	53	633

Total Private Fixed Maturities		$8,513	$286	$156	$8,643

As of December 31, 2015
1	Aaa, Aa, A	$4,339	$192	$95	$4,436
2	Baa	3,837	123	105	3,855

	Investment grade	8,176	315	200	8,291

3	Ba	242	1	6	237
4	B	50	—	9	41
5	Caa	83	—	17	66
6	Ca, C	47	4	25	26

	Below investment grade	422	5	57	370

Total Private Fixed Maturities		$8,598	$320	$257	$8,661

(1)	Includes, as of June 30, 2017, December 31, 2016 and 2015, respectively, 16 securities with amortized cost of $232 million (fair value, $235 million), 12 securities with amortized cost of $195 million (fair value, $185 million) and 19 securities with amortized cost of $313 million (fair value, $307 million) that were categorized based on expected NAIC designation pending receipt of SVO ratings.

Corporate Fixed Maturities Credit Quality

The following table sets forth the General Account’s holdings of public and private corporate fixed maturities by NAIC rating at the dates indicated:

Corporate Fixed Maturities

NAIC Designation	Rating Agency Equivalent	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in millions)
As of June 30, 2017
1	Aaa, Aa, A	$12,917	$562	$49	$13,430
2	Baa	10,279	534	29	10,784

	Investment grade	23,196	1,096	78	24,214

3	Ba	733	8	12	729
4	B	276	3	9	270
5	Caa	16	—	—	16
6	Ca, C	1	2	—	3

	Below investment grade	1,026	13	21	1,018

Total Corporate Fixed Maturities		$24,222	$1,109	$99	$25,232

As of December 31, 2016
1	Aaa, Aa, A	$12,153	$498	$88	$12,563
2	Baa	10,542	477	57	10,962

	Investment grade	22,695	975	145	23,525

3	Ba	836	9	14	831
4	B	214	2	1	215
5	Caa	19	—	—	19
6	Ca, C	1	2	—	3

	Below investment grade	1,070	13	15	1,068

Total Corporate Fixed Maturities		$23,765	$988	$160	$24,593

As of December 31, 2015
1	Aaa, Aa, A	$12,635	$606	$78	$13,163
2	Baa	10,812	421	248	10,985

	Investment grade	23,447	1,027	326	24,148

3	Ba	594	5	36	563
4	B	75	—	4	71
5	Caa	37	—	1	36
6	Ca, C	1	4	—	5

	Below investment grade	707	9	41	675

Total Corporate Fixed Maturities		$24,154	$1,036	$367	$24,823

(1)	Includes, as of June 30, 2017, December 31, 2016 and 2015, respectively, 15 securities with amortized cost of $231 million (fair value, $234 million), 12 securities with amortized cost of $195 million (fair value, $185 million) and 18 securities with amortized cost of $312 million (fair value, $306 million) that were categorized based on expected NAIC designation pending receipt of SVO ratings.

Asset-backed Securities

As of June 30, 2017 the amortized cost and fair value of asset-backed securities held were $643 million and $646 million, respectively; as of December 31, 2016, the amortized cost and fair value of asset-backed securities held were $273 million and $282 million, respectively. As of December 31, 2015, those amounts were $203 million and $212 million, respectively.

Commercial Mortgage-backed Securities

The following table sets forth the amortized cost and fair value of the General Account’s commercial mortgage-backed securities at the dates indicated by credit quality and by year of issuance (vintage):

Commercial Mortgage-Backed Securities

June 30, 2017

Vintage	Moody’s Agency Rating					Total June 30, 2017	Total December 31, 2016
	Aaa	Aa	A	Baa	Ba and Below
	(in millions)
At amortized cost:
2004 and Prior Years	$9	$1	$—	$6	$23	$39	$49
2005	2	5	5	6	104	122	154
2006	—	—	31	5	95	131	187
2007	—	—	4	—	67	71	82

Total CMBS	$11	$6	$40	$17	$289	$363	$472

At fair value:
2004 and Prior Years	$9	$1	$—	$6	$22	$38	$48
2005	3	5	5	6	97	116	146
2006	—	—	30	5	67	102	123
2007	—	—	4	—	63	67	78

Total CMBS	$12	$6	$39	$17	$249	$323	$395

Commercial Mortgage-Backed Securities

December 31, 2016

Vintage	Moody’s Agency Rating					Total December 31, 2016	Total December 31, 2015
	Aaa	Aa	A	Baa	Ba and Below
	(in millions)
At amortized cost:
2004 and Prior Years	$14	$2	$3	$7	$23	$49	$103
2005	3	—	1	21	129	154	245
2006	—	—	—	15	172	187	233
2007	—	—	—	—	82	82	86

Total CMBS	$17	$2	$4	$43	$406	$472	$667

At fair value:
2004 and Prior Years	$14	$2	$3	$7	$22	$48	$97
2005	3	—	1	21	121	146	228
2006	—	—	—	15	108	123	160
2007	—	—	—	—	78	78	82

Total CMBS	$17	$2	$4	$43	$329	$395	$567

Mortgages

Investment Mix

As of June 30, 2017, December 31, 2016 and December 31, 2015, approximately 14.6%, 14.8% and 11.5%, respectively, of GAIA were in commercial and agricultural mortgage loans. The table below shows the composition of the commercial and agricultural mortgage loan portfolio, before the loss allowance, as of the dates indicated. A portion of the funds used to originate new mortgage loans in 2016 were received from the issuance of approximately $1.7 billion of long term funding agreements to the FHLBNY.

	June 30,	December 31,
	2017	2016	2015
	(in millions)
Commercial mortgage loans	$7,923	$7,281	$4,847
Agricultural mortgage loans	2,506	2,501	2,328

Total Mortgage Loans	$10,429	$9,782	$7,175

The investment strategy for the mortgage loan portfolio emphasizes diversification by property type and geographic location with a primary focus on asset quality. The tables below show the breakdown of the amortized cost of the General Account’s investments in mortgage loans by geographic region and property type as of the dates indicated.

Mortgage Loans by Region and Property Type

	June 30, 2017		December 31, 2016		December 31, 2015
	Amortized Cost	% of Total	Amortized Cost	% of Total	Amortized Cost	% of Total
	(in millions)
By Region:
U.S. Regions:
Pacific	$3,192	30.6%	$2,760	28.2%	$2,014	28.1%
Middle Atlantic	2,897	27.8	2,688	27.5	1,718	23.9
South Atlantic	1,003	9.6	1,069	10.9	879	12.3
East North Central	852	8.2	818	8.4	535	7.5
Mountain	766	7.3	725	7.4	567	7.9
West North Central	726	7.0	713	7.3	603	8.4
West South Central	435	4.2	448	4.6	411	5.7
New England	370	3.5	371	3.8	272	3.8
East South Central	188	1.8	190	1.9	176	2.5

Total Mortgage Loans	$10,429	100%	$9,782	100%	$7,175	100%

By Property Type:
Office	$3,522	33.8%	$3,249	33.2%	$1,866	26.0%
Multifamily	2,573	24.7	2,456	25.1	1,622	22.6
Agricultural loans	2,506	24.0	2,501	25.6	2,330	32.5
Retail	669	6.4	585	6.0	471	6.6
Industrial	452	4.3	453	4.6	377	5.3
Hospitality	419	4.0	416	4.3	400	5.6
Other	288	2.8	122	1.2	109	1.5

Total Mortgage Loans	$10,429	100%	$9,782	100%	$7,175	100%

As of June 30, 2017 and December 31, 2016, the General Account investments in commercial mortgage loans had a weighted average loan-to-value ratio of 60% and 60%, respectively, while the agricultural mortgage loans weighted average loan-to-value ratio was 45% and 46%, respectively.

The following table provides information relating to the Loan-to-Value and Debt Service coverage ratios for commercial and agricultural mortgage loans as of December 31, 2016. The values used in these ratio calculations were developed as part of the periodic review of the commercial and agricultural mortgage loan portfolio, which includes an evaluation of the underlying collateral value.

Mortgage Loans by Loan-to-Value and Debt Service Coverage Ratios

June 30, 2017

	Debt Service Coverage Ratio(1)
Loan-to-Value Ratio	Greater than 2.0x	1.8x to 2.0x	1.5x to 1.8x	1.2x to 1.5x	1.0x to 1.2x	Less than 1.0x	Total Mortgage Loans
	(in millions)
0% - 50%	$953	$187	$622	$575	$285	$53	$2,675
50% - 70%	4,103	574	907	1,161	213	38	6,996
70% - 90%	249	22	256	108	96	—	731
90% plus	—	—	27	—	—	—	27

Total Commercial and Agricultural Mortgage Loans	$5,305	$783	$1,812	$1,844	$594	$91	$10,429

December 31, 2016

	Debt Service Coverage Ratio(1)
Loan-to-Value Ratio	Greater than 2.0x	1.8x to 2.0x	1.5x to 1.8x	1.2x to 1.5x	1.0x to 1.2x	Less than 1.0x	Total Mortgage Loans
	(in millions)
0% - 50%	$1,009	$233	$355	$524	$286	$49	$2,456
50% - 70%	3,358	487	882	1,433	295	45	6,500
70% - 90%	282	65	231	131	28	46	783
90% plus	—	—	28	15	—	—	43

Total Commercial and Agricultural Mortgage Loans	$4,649	$785	$1,496	$2,103	$609	$140	$9,782

(1)	The debt service coverage ratio is calculated using actual results from property operations.

The tables below show the breakdown of the commercial and agricultural mortgage loans by year of origination as of June 30, 2017 and December 31, 2016.

Mortgage Loans by Year of Origination

June 30, 2017

Year of Origination	Amortized Cost	% of Total
	(in millions)
2017	$1,137	10.9%
2016	3,318	31.8
2015	1,492	14.3
2014	1,284	12.3
2013	1,500	14.4
2012 and prior	1,698	16.3

Total Mortgage Loans	$10,429	100.0%

Mortgage Loans by Year of Origination

December 31, 2016

Year of Origination	Amortized Cost	% of Total
	(in millions)
2016	$3,325	33.9%
2015	1,437	14.7
2014	1,331	13.6
2013	1,642	16.8
2012	945	9.7
2011 and prior	1,102	11.3

Total Mortgage Loans	$9,782	100%

As of June 30, 2017 and December 31, 2016, $19 million and $6 million, respectively, of mortgage loans were classified as problem loans while $27 million and $60 million were classified as potential problem loans and $0 million and $15 million were classified as restructured loans.

During second quarter 2017, AXA Financial sold the property previously considered a Troubled Debt Restructuring (“TDR”) mortgage loan. As of June 30, 2017, no mortgage loan on AXA Financial balance sheet was considered a TDR.

Troubled Debt Restructuring—Modifications

December 31, 2016

	Number of Loans	Outstanding Recorded Investment
		Pre-Modification	Post-Modification
		(in millions)
Commercial mortgage loans	1	$15	$15

There were no default payments on the above loan during 2016.

Valuation allowances for the commercial mortgage loan portfolio were related to loan specific reserves. The following table sets forth the change in valuation allowances for the commercial mortgage loan portfolio as of the dates indicated. There were no valuation allowances for agricultural mortgages at December 31, 2016 and 2015.

	Commercial Mortgage Loans
	June 30,	December 31,
	2017	2016	2015
	(in millions)
Allowance for credit losses:
Beginning Balance, January 1,	$8	$6	$37
Charge-offs	—	—	(32)
Recoveries	—	(2)	(1)
Provision	—	4	2

Ending Balance, December 31,	$8	$8	$6

Ending Balance, December 31,
Individually Evaluated for Impairment	$8	$8	$6

Other Equity Investments

As of June 30, 2017, private equity partnerships, hedge funds and real-estate related partnerships were 90.0% of total other equity investments. These interests, which represent 1.9% of GAIA, consist of a diversified portfolio of LBO mezzanine, venture capital and other alternative limited partnerships, diversified by sponsor, fund and vintage year. The portfolio is actively managed to control risk and generate investment returns over the long term. Portfolio returns are sensitive to overall market developments.

Other Equity Investments—Classifications

	June 30,	December 31,
	2017	2016	2015
	(in millions)
Common stock	$132	$113	$32
Joint ventures and limited partnerships
Private equity	816	827	886
Hedge funds	211	221	254
Real estate related	171	176	100

Total Other Equity Investments	$1,330	$1,337	$1,272

Derivatives

We use derivatives as part of our overall asset/liability risk management primarily to reduce exposures to equity market and interest rate risks. Derivative hedging strategies are designed to reduce these risks from an economic perspective and are all executed within the framework of a Derivative Use Plan (“DUP”) approved by applicable states’ insurance law. Derivatives are generally not accounted for using hedge accounting Operation of these hedging programs is based on models involving numerous estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates, election rates, fund performance, market volatility and interest rates. A wide range of derivative contracts are used in these hedging programs, including exchange traded equity, currency and interest rate futures contracts, total return swaps on equity, bond and Treasury indices, total return swaps on single U.S. Treasury Securities, interest rate swaps bond and bond-index total return swaps, swaptions, variance swaps, equity options, credit and foreign exchange derivatives, as well as bond and repo transactions to support the hedging.

Derivatives used to hedge exposure to variable annuity products with GMxB features

We have issued and continue to offer certain variable annuity products with GMxB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholders’ account balances would support. The risk associated with the GMLB features is that under-performance of the financial markets could result in the GMLB features’ benefits being higher than what accumulated policyholders’ account balances would support.

For GMxB features, we retain certain risks including basis, credit spread and some volatility risk and risk associated with actual versus expected actuarial assumptions for mortality, lapse and surrender, withdrawal, policyholder election rates and other behaviors. The derivative contracts are managed to correlate with changes in the value of the GMxB features that result from financial markets movements. A portion of exposure to realized equity volatility is hedged using equity options and variance swaps and a portion of exposure to credit risk is hedged using total return swaps on fixed income indices. Additionally, we are party to total return swaps for which the reference U.S. Treasury securities are contemporaneously purchased from the market and sold to the swap counterparty. As these transactions result in a transfer of control of the U.S. Treasury securities to the swap counterparty, we derecognize these securities with consequent gain or loss from the sale. We have also purchased reinsurance contracts to mitigate the risks associated with GMDB features and the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by us.

Derivatives used to hedge crediting rate exposure on SCS, SIO, MSO and IUL products/investment options

We hedge crediting rates in SCS, SIO in the EQUI-VEST variable annuity product series, MSO in the variable life insurance products and IUL insurance products. These products permit the contract owner to participate in the performance of an index, ETF or commodity price movement up to a cap for a set period of time. They also contain a protection feature, in which we will absorb, up to a certain percentage, the loss of value in an index, ETF or commodity price, which varies by product segment.

In order to support the returns associated with these features, we enter into derivative contracts whose payouts, in combination with fixed income investments, emulate those of the index, ETF or commodity price, subject to caps and buffers.

Other derivatives based hedges

From time to time and depending on market and other conditions we hedge additional risks not otherwise covered by our variable annuity product hedge programs. Such hedge programs include:

•	the net duration of our General Account economic liability and assets;

•	expected income from fees on Separate Account AUM against declines in equity markets;

•	the economic impact of lower interest-rates on expected variable annuity product sales;

•	the equity exposure of General Account assets; and

•	the credit exposure of General Account assets.

Derivatives utilized for General Account investment portfolio

We maintain a strategy in our General Account investment portfolio to replicate the exposure of fixed maturity securities otherwise permissible for investment under our investment guidelines. Examples include corporate bond exposure replicated through the sale of credit default swaps together with the purchase of a Treasury bond and Treasury bond exposure replicated through the sale of an asset swap and the purchase the bond referenced in the asset swap.

These asset swaps, when considered in combination with the bonds, result a yield higher than a term-equivalent U.S. Treasury bond.

The tables below present quantitative disclosures about the Company’s derivative instruments, including those embedded in other contracts required to be accounted for as derivative instruments.

Derivative Instruments by Category

At or For the Six Months Ended June 30, 2017

		Fair Value		Gains (Losses) Reported in Net Earnings (Loss)
	Notional Amount	Asset Derivatives	Liability Derivatives
	(in millions)
Freestanding Investment Derivatives
Equity contracts:(1)
Futures	$8,380	$—	$—	$(607)
Swaps	6,876	12	178	(671)
Options	14,744	2,532	1,216	504
Interest rate contracts:(1)
Floors	—	—	—	—
Swaps	25,531	717	208	586
Futures	16,527	—	—	83
Credit contracts:(1)
Credit default swaps	3,268	32	13	9
Other freestanding contracts:(1)
Foreign currency Contracts	1,046	27	6	—
Margin	—	70	—	—
Collateral	—	18	1,801	—
Embedded and Freestanding Insurance Derivatives
GMIB reinsurance contracts(6)	—	2,091	—	367
GMxB derivative features liability(3,6)	—	—	4,841	862
SCS, SIO, MSO and IUL indexed features liability(5,6)	—	—	1,210	(299)

Net derivative investment gains (loss)				834
Cross currency swaps(2,4)	391		48	(7)

Balance, June 30, 2017	$76,764	$5,501	$9,521	$827

(1)	Reported in Other invested assets in the consolidated balance sheets.
(2)	Reported in Other assets or Other liabilities in the consolidated balance sheets.
(3)	Reported in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets.
(4)	Reported in Other income in the consolidated statements of income (loss).
(5)	SCS and SIO indexed features are reported in Policyholders’ account balances; MSO and IUL indexed features are reported in Future policyholders’ benefits and other policyholders’ liabilities in the consolidated balance sheets.
(6)	Reported in Net derivative gains (losses) in the consolidated statements of income (loss).

Derivative Instruments by Category

As of or For the Year Ended December 31, 2016

		Fair Value		Gains (Losses) Reported in Net Earnings (Loss)
	Notional Amount	Asset Derivatives	Liability Derivatives
	(in millions)
Freestanding Investment Derivatives
Equity contracts:(1)
Futures	$9,131	$1	$1	$(1,445)
Swaps	5,933	22	117	(459)
Options	12,241	2,190	1,174	746
Interest rate contracts:(1)
Floors	1,500	11	—	4
Swaps	26,133	514	1,443	(198)
Futures	14,818	—	—	156
Swaptions	—	—	—	—
Credit contracts:(1)
Credit default swaps	2,757	20	15	15
Other freestanding contracts:(1)
Foreign currency Contracts	730	52	6	45
Margin	—	121	6	—
Collateral	—	935	908	—
Embedded and Freestanding Insurance Derivatives:
GMIB reinsurance contracts(6)	—	1,735	—	(77)
GMxB derivative features liability(3, 6)	—	—	5,550	174
SCS, SIO, MSO and IUL indexed features liability(5, 6)	—	—	911	(602)

Net derivative investment gains (loss)				(1,641)
Cross currency swaps(2, 4)	391		81	(19)

Balance, December 31, 2016	$73,634	$5,601	$10,212	$(1,660)

(1)	Reported in Other invested assets in the consolidated balance sheets.
(2)	Reported in Other assets or Other liabilities in the consolidated balance sheets.
(3)	Reported in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets.
(4)	Reported in Other income in the consolidated statements of income (loss).
(5)	SCS and SIO indexed features are reported in Policyholders’ account balances; MSO and IUL indexed features are reported in Future policyholders’ benefits and other policyholders’ liabilities in the consolidated balance sheets.
(6)	Reported in Net derivative gains (losses) in the consolidated statements of income (loss).

Derivative Instruments by Category

As of or For the Year Ended December 31, 2015

		Fair Value		Gains (Losses) Reported in Net Earnings (Loss)
	Notional Amount	Asset Derivatives	Liability Derivatives
	(in millions)
Freestanding Investment Derivatives
Equity contracts:(1)
Futures	$13,396	$2	$3	$(156)
Swaps	2,254	14	34	(61)
Options	7,876	1,070	657	(3)
Interest rate contracts:(1)
Floors	1,800	61	—	12
Swaps	20,534	650	166	(51)
Futures	20,142	—	—	(120)
Swaptions	6,900	—	—	117
Credit contracts:(1)
Credit default swaps	2,442	16	38	(14)
Other freestanding contracts:(1)
Foreign currency Contracts	263	5	4	7
Margin	—	72	45	—
Collateral	—	43	894	—
Embedded and Freestanding Insurance derivatives:
GMIB reinsurance contracts(6)	—	1,829	—	(330)
GMxB derivative features liability(3, 6)	—	—	5,420	(790)
SCS, SIO, MSO and IUL indexed features liability(5, 6)	—	—	309	78

Net derivative investment (gains) loss				(1,311)
Cross currency swaps(2, 4)	391	—	66	(41)

Balance, December 31, 2015	$75,998	$3,762	$7,636	$(1,352)

(1)	Reported in Other invested assets in the consolidated balance sheets.
(2)	Reported in Other assets or Other liabilities in the consolidated balance sheets.
(3)	Reported in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets.
(4)	Reported in Other income in the consolidated statements of income (loss).
(5)	SCS and SIO indexed features are reported in Policyholders’ account balances; MSO and IUL indexed features are reported in Future policyholders’ benefits and other policyholders’ liabilities in the consolidated balance sheets.
(6)	Reported in Net derivative gains (losses) in the consolidated statements of income (loss).

Realized Investment Gains (Losses)

Realized investment gains (losses) are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for OTTI. Realized investment gains (losses) are also generated from prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on commercial mortgage and other loans, fair value changes on commercial mortgage loans carried at fair value, and fair value changes on embedded derivatives and free-standing derivatives that do not qualify for hedge accounting treatment.

The following table sets forth “Realized investment gains (losses), net,” for the periods indicated:

Realized Investment Gains (Losses)

	June 30,	December 31,
	2017	2016	2015
	(in millions)
Fixed maturities	$(24)	$93	$(6)
Other equity investments	3	(9)	(8)
Other	1	(2)	(1)

Total	$(20)	$82	$(15)

The following table further describes realized gains (losses), net for Fixed maturities:

Fixed Maturities

Realized Investment Gains (Losses), Net

	June 30,	December 31,
	2017	2016	2015
	(in millions)
Gross realized investment gains:
Gross gains on sales and maturities	$53	$243	$55

Total gross realized investment gains	53	243	55

Gross realized investment losses:
Other-than-temporary impairments recognized in earnings (loss)	(14)	(68)	(42)
Gross losses on sales and maturities	(63)	(82)	(19)

Total gross realized investment losses	(77)	(150)	(61)

Total	$(24)	$93	$(6)

The following table sets forth, for the periods indicated, the composition of other-than-temporary impairments recorded in net income (loss) by asset type:

Other-Than-Temporary Impairments Recorded in Earnings (Loss)

	June 30,	December 31,
	2017	2016	2015
	(in millions)
Fixed Maturities:
Public fixed maturities	$—	$(45)	$(22)
Private fixed maturities	(14)	(23)	(20)

Total fixed maturities securities	(14)	(68)	(42)

Equity securities	—	—	—

Total	$(14)	$(68)	$(42)

OTTI on fixed maturities recorded in net income (loss) in 2016 and 2015 were due to credit events or adverse conditions of the respective issuer. In these situations, management believes such circumstances have caused, or will lead to, a deficiency in the contractual cash flows related to the investment. The amount of the impairment recorded in net income (loss) is the difference between the amortized cost of the debt security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment.

Liquidity and Capital Resources

Liquidity refers to our ability to generate adequate amounts of cash from our operating, investment and financing activities to meet our cash requirements with a prudent margin of safety. Capital refers to our long-term financial resources available to support business operations and future growth. Our ability to generate and maintain sufficient liquidity and capital is dependent on the profitability of our businesses, timing of cash flows related to our investments and products, our ability to access the capital markets, general economic conditions and the alternative sources of liquidity and capital described herein. When considering our liquidity and cash flows, it is important to distinguish between the needs of Holdings and the needs of our insurance and non-insurance subsidiaries. We also distinguish and separately manage the liquidity and capital resources of our insurance subsidiaries, including our Individual Retirement, Group Retirement and Protection Solutions segments, and our Investment Management and Research segment.

Sources and Uses of Liquidity and Capital Position of Holdings

As a holding company with no business operations of its own, Holdings primarily derives cash flows from dividends and interest payments from its insurance subsidiaries and distributions related to its economic interest in AB, more than half of which will be held outside our insurance company subsidiaries, after giving effect to the Reorganization. These principal sources of liquidity are augmented by cash and short-term investments held by Holdings and access to bank lines of credit and the capital markets. The main uses of liquidity for Holdings are interest payments and debt repayment, payment of distributions to stockholders and capital contributions, if needed, to our insurance subsidiaries. Our principal sources of liquidity and our capital position following this offering are described in the following paragraphs.

Historical Distributions from Our Subsidiaries

Over the last three years, Holdings and AXA Financial have received net distributions from our subsidiaries of $2.6 billion. These net distributions comprised dividends from our insurance subsidiaries, distributions from AB and interest and principal payments on intercompany indebtedness, partially offset by a contribution by AXA Financial to AXA RE Arizona to enhance its balance sheet and liquidity position. During this period, we also received $1.7 billion of net proceeds from the sale of certain real estate assets by AXA Financial.

Distributions from Insurance Subsidiaries

Our insurance companies are subject to limitations on the payment of dividends and other transfers of funds to Holdings and other affiliates under applicable insurance law and regulation. Also, more generally, the ability of our insurance subsidiaries to pay dividends can be affected by market conditions and other factors beyond our control.

The New York insurance laws were amended, effective for dividends paid in 2016 and thereafter, to permit payment of ordinary dividends without regulatory approval based on one of two standards. The first standard allows a domestic stock life insurer to pay an ordinary dividend out of earned surplus. The second standard allows an insurer to pay an ordinary dividend out of other than earned surplus if such insurer does not have sufficient positive earned surplus to pay an ordinary dividend. Dividends in excess of these prescribed limits are considered to be extraordinary dividends and require explicit approval from the NYDFS. Pursuant to an agreement with the NYDFS, AXA Equitable Life may not pay any ordinary shareholder dividends without providing the NYDFS with notice and the opportunity to disapprove any ordinary stockholder dividend until certain conditions are satisfied. This formula would permit AXA Equitable Life to pay stockholder dividends not greater than approximately $1.2 billion during 2017. We expect that the completion of the GMxB Unwind will satisfy the NYDFS’s conditions, and that, after the GMxB Unwind which we expect to occur prior to the completion of this offering, the aforementioned standards under New York law will determine our ability to take distributions from AXA Equitable Life. Our other insurance subsidiaries that reside outside of New York are subject to legal restrictions on dividends similar to those described above under New York law, though the specifics of such rules vary from state to state.

Distributions from AllianceBernstein

ABLP and AB Holding are required to distribute all of their Available Cash Flow, as defined in the Amended and Restated Agreement of Limited Partnership of ABLP and the Amended and Restated Agreement of Limited Partnership of AB Holding, respectively, to holders of AB Units and AB Holdings Units, respectively. Available Cash Flow for ABLP is defined as net cash provided from operations minus such amounts as the General Partner determines, in its sole discretion, should be retained by ABLP for use in its business, or plus such amounts as the General Partner determines, in its sole discretion, should be released from previously retained cash flow. Distributions by ABLP are made 1% to the General Partner and 99% among the limited partners. Available Cash Flow for AB Holding is defined as the cash distributions that AB Holding receives from ABLP minus such amounts as the General Partner determines, in its sole discretion, should be released from previously retained cash flow. AB Holding is dependent on the quarterly cash distributions it receives from ABLP, which is subject to the performance of capital markets and other factors beyond our control. The distributions are made pro rata based on the holder’s percentage ownership interest in AB Holding.

After giving effect to the Reorganization Transactions, Holdings and AXA Financial, a non-insurance company subsidiary, will hold 93.1 million AB Units and 1.1 million AB Holding Units directly while 77.0 million AB Units, 1.4 million AB Holding Units and the 1% General Partnership interest in AB will be held by AXA Equitable Life and MLOA, two of our insurance company subsidiaries. Because AXA Equitable Life and MLOA are subject to regulatory restrictions on dividends, distributions they receive from AB may not be distributable to Holdings.

Capital Position Following the Offering

We manage our capital position to maintain financial strength and credit ratings that facilitate the distribution of our products and provide our desired level of access to the bank and public financing markets. Our capital position is supported by the ability of our subsidiaries to generate cash flows and distribute cash to us and our ability to effectively manage the risk of our businesses and to borrow funds and raise capital to meet our operating and growth needs.

We have historically operated with a capital structure that reflected our status as a wholly owned subsidiary of AXA, including relying on financing provided or guaranteed by AXA and its affiliates. To meet our target capitalization at the time of this offering, we have taken or intend to take certain significant actions that will impact our liquidity and capital position prior to the consummation of this offering and that will align our capital structure more closely with other U.S. public companies. These actions include:

•	arranging additional contingent financing facilities, including (i) letter of credit facilities with an aggregate principal amount of approximately $2.0 billion, primarily to be used to support our life insurance business currently reinsured to AXA RE Arizona and the third-party GMxB variable annuity business reinsured by CS Life RE, (ii) revolving credit facilities for an amount of approximately $2.5 billion, (iii) a delayed draw term loan facility of up to $3.9 billion, which we intend to use as a backstop for any liquidity shortfall, and (iv) a term loan of up to $500 million, which we intend to use for general liquidity purposes;

•	issuing debt securities to replace intercompany financing that is provided or guaranteed by AXA and its affiliates;

•	terminating or reducing the current outstanding balance issued under AXA Financial’s commercial paper program;

•	(i) a capital contribution of approximately $318 million and (ii) a short-term loan of approximately $622 million from AXA, which will be set off against AXA’s payment obligation to Holdings with respect to the sale of AXA CS shares as described in “The Reorganization Transactions;”

•	increasing the statutory capital and reserves of our retirement and protection businesses by approximately $2.3 billion in 2017; and

•	implementing the Reorganization Transactions which include the direct or indirect acquisition of an additional 18% economic interest in AB and the GMxB Unwind.

Capital Management

Historically, as a wholly owned subsidiary of AXA, we adopted and abided by capital management policies determined by AXA and managed by AXA on a worldwide basis. Our Board and senior management are directly involved in the development of our future capital management policies to be adopted prior to the consummation of this offering. Following the completion of this offering, capital actions, including proposed changes to the annual capital plan, capital targets and capital policies, will be approved by the Board.

Sources and Uses of Liquidity of Our Insurance Subsidiaries

The principal sources of liquidity for our insurance subsidiaries are premiums, investment and fee income, deposits associated with our insurance and annuity operations, cash and invested assets, as well as internal borrowings. The principal uses of that liquidity include benefits, claims and dividends paid to policyholders and payments to policyholders in connection with surrenders and withdrawals. Other uses of liquidity include commissions, general and administrative expenses, purchases of investments, the payment of dividends to Holdings and hedging activity. Certain of our insurance subsidiaries’ principal sources and uses of liquidity are described in the paragraphs that follow.

We manage the liquidity of our insurance subsidiaries with the objective of ensuring that they are able to meet payment obligations linked to our Individual Retirement, Group Retirement and Protection Solutions businesses and to their outstanding debt and derivative positions, including in our hedging programs, without support from Holdings. We employ an asset/liability management approach specific to the requirements of each of our insurance businesses. We measure liquidity against internally-developed benchmarks that consider the characteristics of our asset portfolio and the liabilities that it supports. We consider attributes of the various categories of our liquid assets (for example, type of asset and credit quality) in calculating internal liquidity indicators for our insurance and reinsurance operations. Our liquidity benchmarks are established for various stress scenarios and durations, including company-specific and market-wide events. The scenarios we use to evaluate the liquidity of our subsidiaries are defined to allow operating entities to operate without support from Holdings.

Liquid Assets

The investment portfolios of our insurance subsidiaries are a significant component of our overall liquidity. Liquid assets include cash and cash equivalents, short-term investments, U.S. Treasury fixed maturities, fixed maturities that are not designated as held-to-maturity and public equity securities. We believe that our business operations and the liquidity profile of our assets provide sufficient liquidity under reasonably foreseeable stress scenarios for each of our insurance subsidiaries.

See “—General Account Investment Assets Portfolio” for a description of our retirement and protection businesses’ portfolio of liquid assets, including cash and short-term investments, fixed maturity investments other than those designated as held-to-maturity, classified by NAIC or equivalent rating and public equity securities, as of the dates indicated.

Hedging Activities

Because the future claims exposure on our insurance products, and in particular our variable annuity products with GMxB features, is sensitive to movements in the equity markets and interest rates, we have in place various hedging and reinsurance programs that are designed to mitigate the economic risks of movements in the equity markets and interest rates. We use derivatives as part of our overall asset/liability risk management program primarily to reduce exposures to equity market and interest rate risks. In addition, we use credit derivatives to replicate exposure to individual securities or pools of securities as a means of achieving credit exposure similar to bonds of the underlying issuer(s) more efficiently. The derivative contracts are an integral part of our risk management program, especially for the management of our variable annuities program, and are collectively managed to reduce the economic impact of unfavorable movements in capital markets. These derivative transactions require liquidity to meet payment obligations such as payments for periodic settlements, purchases, maturities and terminations as well as liquid assets pledged as collateral related to any decline in the net estimated fair value. Collateral calls represent one of our biggest drivers for liquidity needs for our insurance subsidiaries. Historically, we have managed our liquidity needs related to our derivative portfolio at AXA Financial and AXA RE Arizona on a combined basis. Due to the limited size of the AXA RE Arizona investment portfolio, we have historically supported its collateral funding needs through AXA Financial’s commercial paper program. Following the GMxB Unwind, our derivative contracts will reside primarily within AXA Equitable Life. As AXA Equitable Life has a significantly larger investment portfolio than AXA RE Arizona, we anticipate a reduced need for overall liquidity going forward.

FHLB Membership

AXA Equitable Life is a member of the Federal Home Loan Bank of New York (“FHLBNY”), which provides AXA Equitable Life with access to collateralized borrowings and other FHLBNY products. At June 30, 2017, we had $500 million of outstanding short-term funding agreements and $2.1 billion of long-term outstanding funding agreements issued to the FHLBNY and had posted $4.2 billion securities as collateral for funding agreements. MLOA is currently in the process of becoming a member of the Federal Home Loan Bank of San Francisco.

Sources and Uses of Liquidity of our Investment Management and Research Segment

The principal sources of liquidity for our Investment Management and Research segment include investment management fees and borrowings under its revolving credit facility and commercial paper program. The principal uses of liquidity include general and administrative expenses, business financing and distributions to holders of AB Units and AB Holdings Units plus interest and debt service. The primary liquidity risk for our fee-based Investment Management and Research segment is its profitability, which is impacted by market conditions and our investment management performance.

AB has a $1.0 billion committed, unsecured senior revolving credit facility with a group of commercial banks and other lenders, which matures on October 22, 2019. The credit facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $250 million. Any such increase is subject to the consent of the affected lenders. The AB Credit Facility is available for AB and SCB LLC, for business purposes, including the support of AB’s $1.0 billion commercial paper program. Borrowings under the AB Credit Facility bear interest at a rate per annum, which will be, at our option, a rate equal to an applicable margin, which is subject to adjustment based on the credit ratings of AB, plus one of the following indices: London Interbank Offered Rate, a floating base rate or the Federal Funds rate. See “Recapitalization—Indebtedness Remaining Outstanding Following this Offering—AB” for additional details on the AB Credit Facility.

As of June 30, 2017 and December 31, 2016, AB and SCB LLC had no amounts outstanding under the AB Credit Facility. During the first six months of 2017 and the full year 2016, AB and SCB LLC did not draw upon the AB Credit Facility.

AB has a $200.0 million, unsecured 364-day senior revolving credit facility (the “Revolver”) with a leading international bank and the other lending institutions that may be party thereto. The Revolver is available for AB’s and SCB LLC’s business purposes, including the provision of additional liquidity to meet funding requirements primarily related to SCB LLC’s operations. Both AB and SCB LLC can draw directly under the Revolver and management expects to draw on the Revolver from time to time. AB has agreed to guarantee the obligations of SCB LLC under the Revolver. As of June 30, 2017, we had a loan outstanding of $30.0 million with a weighted average interest rate of approximately 2.2%. As of December 31, 2016, AB had no amounts outstanding under the Revolver. Average daily borrowing of the Revolver during the first six months of 2017 and full year 2016 were $22.4 million and $7.3 million, respectively, with weighted average interest rates of approximately 1.8% and 1.6%, respectively.

In addition, SCB LLC also has four uncommitted lines of credit with four financial institutions. Three of these lines of credit permit us to borrow up to an aggregate of $225.0 million, with AB named as an additional borrower, while one line has no stated limit. As of June 30, 2017 and December 31, 2016, SCB LLC had no bank loans outstanding.

Consolidated Cash Flow Analysis

We believe that cash flows from our operations on a consolidated basis are adequate to satisfy current liquidity requirements. The continued adequacy of our liquidity will depend upon factors such as future market conditions, changes in interest rate levels, policyholder perceptions of our financial strength, policyholder behavior, the effectiveness of our hedging programs, catastrophic events and the relative safety and attractiveness of competing products. Changes in any of these factors may result in reduced or increased cash outflows. Our insurance subsidiaries’ cash flows from investment activities result from repayments of principal, proceeds from maturities and sales of invested assets and investment income, net of amounts reinvested. The primary liquidity risks with respect to these cash flows are the risk of default by debtors or bond insurers, our counterparties’ willingness to extend repurchase agreements, commitments to invest and market volatility. We closely manage these risks through our asset/liability management process and regular monitoring of our liquidity position.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in billions)
Cash and Cash Equivalents, beginning of period	$5.7	$6.6	$6.6	$6.0	$4.2
Net cash provided by (used in) operating activities	0.5	(0.2)	(0.2)	(0.2)	(0.6)
Net cash provided by (used in) investing activities	(5.1)	(2.5)	(5.8)	(2.1)	(1.6)
Net cash provided by financing activities	5.1	3.4	5.1	2.9	4.0

Cash and Cash Equivalents, end of period	$6.2	$7.3	$5.7	$6.6	$6.0

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

Cash and cash equivalents of $6.2 billion at June 30, 2017 decreased $1.1 billion from $7.3 billion at June 30, 2016.

Cash inflows in operating activities were $0.5 billion in the first six months of 2017, which was $0.7 billion higher than the cash usage in operating activities of $0.2 billion in the first six months of 2016. Cash flows from operating activities include such sources as premiums, investment management and advisory fees and investment income offset by such uses as life insurance benefit payments, policyholder dividends, compensation payments, other cash expenditures and tax payments.

Cash flows used in investing activities were $5.1 billion in the first six months of 2017 which was $2.6 billion higher than the $2.5 billion cash flows used in investing activities in the first six months of 2016. The increase was mainly due to $2.4 billion lower cash from the settlement of derivatives (cash outflows of $1.5 billion in the first six months of 2017 compared to $0.8 billion of cash inflows in the first six months of 2016).

Cash flows provided by financing activities were $5.1 billion in the first six months of 2017; which was $1.7 billion higher than the $3.4 billion cash flows provided by financing activities in the first six months of 2016. The increase is mainly due to net repayments of loans from affiliates (net receivable of $0.1 billion in the first six month of 2017 compared to net repayments of $1.7 billion in the first six months of 2016).

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cash and cash equivalents at December 31, 2016 were $5.7 billion, a decrease of $0.9 billion from cash and cash equivalents of $6.6 billion at December 31, 2015.

Cash outflows from operating activities were $0.2 billion in 2016 and 2015.

Net cash used in investing activities was $5.8 billion in 2016, an increase of $3.7 billion from 2015, primarily related to $3.2 billion higher net purchase of investments mainly to support net deposits to policyholders’ account balances and $0.8 billion lower cash inflow from the settlement of derivatives (cash outflows of $0.2 billion in 2016 compared to $0.6 billion of cash inflows in 2015).

Net cash provided by financing activities was $5.1 billion in 2016, an increase of $2.2 billion in 2016. The increase was primarily driven by $4.7 billion higher net deposits to policyholders’ account balances ($10 billion in 2016 compared to $5.3 billion in 2015). Partially offsetting the net cash inflows from net deposits were $0.3 billion higher cash outflows from net repayments of loans from affiliates (repayments of $1.8 billion in 2016 compared to net repayments of $1.5 billion in 2015) and $0.6 billion higher net cash outflows from change in collateralized pledged assets ($1.0 billion in 2016 compared to $0.4 billion in 2015).

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash and cash equivalents at December 31, 2015 were $6.6 billion, an increase of $0.6 billion from December 31, 2014.

Cash outflows from operating activities were $0.2 billion in 2015, a decrease of $0.4 billion from $0.6 billion of cash outflows in 2014.

Net cash used in investing activities was $2.1 billion in 2015, an increase of $0.5 billion from $1.6 billion in 2014, primarily related to $0.7 billion lower cash from the settlement of derivatives (cash inflows of $0.6 billion in 2015 compared to $1.3 billion of cash inflows in 2014).

Net cash provided by financing activities was $2.9 billion in 2015, a decrease of $1.2 billion from $4.1 billion in 2014. The decrease was primarily driven by $1.4 billion higher net cash outflows from change in collateralized pledged assets ($0.6) billion outflows in 2015 compared to $0.8 billion inflows in 2014).

Statutory Capital of Our Insurance Subsidiaries

Our capital management framework is primarily based on statutory RBC standards and the CTE asset standard for our variable annuity business.

RBC requirements are used as minimum capital requirements by the NAIC and the state insurance departments to evaluate the capital condition of regulated insurance companies. RBC is based on a formula calculated by applying factors to various asset, premium, claim, expense and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk, market risk and business risk and is calculated on an annual basis. The formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. These rules apply to our insurance company subsidiaries. State insurance laws provide insurance regulators the authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not meet or exceed certain RBC levels. At the date of the most recent annual statutory financial statements filed with insurance regulators, the total adjusted capital of each of these insurance company subsidiaries subject to these requirements was in excess of each of those RBC levels.

CTE is a statistical measure of tail risk which quantifies the total asset requirement to sustain a loss if an event outside a given probability level has occurred. In the case of our analysis of variable annuity guarantees, CTE98 denotes the financial resources a company would need to cover the average of the worst 2% of scenarios.

We target to maintain an asset level for all variable annuity products at or above a CTE98 level under most economic scenarios. For our non-variable annuity insurance liabilities, we target to maintain a RBC ratio of 350%.

Captive Reinsurance Companies

We use captive reinsurance companies to more effectively manage our reserves and capital on an economic basis and to enable the aggregation and transfer of risks. Our captive reinsurance companies assume business from affiliates only and are closed to new business. All of our captive reinsurance companies are wholly owned subsidiaries and are located in the United States. In addition to state insurance regulation, our captives are subject to internal policies governing their activities. We continue to analyze the use of our existing captive reinsurance structures, as well as additional third-party reinsurance arrangements. We expect to unwind certain of our existing captive reinsurance structures prior to the consummation of this offering. See “The Reorganization Transactions—Unwind of GMxB Reinsurance.”

Description of Certain Indebtedness

Historically, our insurance companies have relied on AXA for most of our financing, either through internal loans or guarantees. As described above, we intend to put in place a stand-alone financing strategy at Holdings targeting an overall indebtedness level in line with our U.S. public company peers. AB historically has been self-reliant for its financing, and we expect AB will remain so in its financing activities going forward. As of June 30, 2017 and December 31, 2016, our total short-term and long-term external debt on a consolidated basis was $1.7 billion and $1.6 billion, respectively. The following table sets forth our total consolidated borrowings as of the dates indicated. Our financial strategy going forward will remain subject to market conditions and other factors.

	June 30, 2017			December 31, 2016
	Holdings and AXA Financial	AB	Consolidated	Holdings and AXA Financial	AB	Consolidated
	(in millions)
Short-term and long-term debt
Commercial paper	$822	$482	$1,304	$743	$513	$1,256
AB Loan	—	30	30	—	—	—
Long-term debt	349	—	349	349	—	349

Total short-term and long-term debt	1,171	512	1,684	1,092	513	1,605

Loans from affiliates
Loans from affiliates	2,982	—	2,982	2,904	—	2,904

Total borrowings	$4,153	$512	$4,665	$3,996	$513	$4,509

Ratings

Financial strength ratings (which are sometimes referred to as “claims-paying” ratings) and credit ratings are important factors affecting public confidence in an insurer and its competitive position in marketing products. Our credit ratings are also important for our ability to raise capital through the issuance of debt and for the cost of such financing.

A downgrade of our debt ratings could affect our ability to raise additional debt with terms and conditions similar to our current debt, and accordingly, likely increase our cost of capital. In addition, a downgrade of these ratings could make it more difficult to raise capital to refinance any maturing debt obligations, to support business growth at our insurance subsidiaries and to maintain or improve the current financial strength ratings of our principal insurance subsidiaries.

Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under an insurance policy. Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. The following table summarizes the ratings for Holdings and certain of its subsidiaries.

	A.M. Best	S&P	Moody’s	Fitch
Last review date	5/10/2017	5/10/2017	5/10/2017	5/10/2017
Financial Strength Ratings:
AXA Equitable Life	A	A+	A1	A+
MLOA	A	A+	A1	A+

Credit Ratings:
AXA Equitable Holdings	—	—	—	—
AXA Financial	bbb+	A-	Baa1	A-
AB	—	A	A2	—

Contractual Obligations

The table below summarizes the future estimated cash payments related to certain contractual obligations as of December 31, 2016. The estimated payments reflected in this table are based on management’s estimates and assumptions about these obligations. Because these estimates and assumptions are necessarily subjective, the actual cash outflows in future periods will vary, possibly materially, from those reflected in the table. In addition, we do not believe that our cash flow requirements can be adequately assessed based solely upon an analysis of these obligations, as the table below does not contemplate all aspects of our cash inflows, such as the level of cash flow generated by certain of our investments, nor all aspects of our cash outflows.

	Estimated Payments Due by Period(2)
	Total	Less than 1 year	1 - 3 years	4 - 5 years	Over 5 years
	(in millions)
Contractual Obligations
Policyholders’ liabilities(1)	$95,653	$2,145	$4,889	$5,864	$82,755
FHLBNY Funding Agreements	2,238	500	—	920	818
Interest on FHLBNY Funding Agreements	268	35	80	74	79
AB commercial paper	513	513	—	—	—
AXA Financial commercial paper	743	743	—	—	—
Operating leases	1,447	223	411	337	476
Long-term debt	349	—	—	—	349
Interest on long-term debt	282	25	49	49	159
Loans from affiliates	2,904	374	—	770	1,760
Interest on loans from affiliates	617	78	168	146	225
Employee benefits	2,704	289	582	560	1,273
Other	32	11	14	3	4

Total Contractual Obligations	$107,750	$4,936	$6,193	$8,723	$87,898

(1)	Policyholders’ liabilities represent estimated cash flows out of the General Account related to the payment of death and disability claims, policy surrenders and withdrawals, annuity payments, minimum guarantees on Separate Account funded contracts, matured endowments, benefits under accident and health contracts, policyholder dividends and future renewal premium-based and fund-based commissions offset by contractual future premiums and deposits on in-force contracts. These estimated cash flows are based on mortality, morbidity and lapse assumptions comparable with the Company’s experience and assume market growth and interest crediting consistent with actuarial assumptions used in amortizing DAC. These amounts are undiscounted and, therefore, exceed the policyholders’ account balances and future policy benefits and other policyholder liabilities included in the consolidated balance sheet included elsewhere in this prospectus. They do not reflect projected recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates, see “—Summary of Critical Accounting Policies—Liability for Future Policy Benefits.” Separate Account liabilities have been excluded as they are legally insulated from General Account obligations and will be funded by cash flows from Separate Account assets.
(2)	Without giving effect to the Reorganization Transactions.

Unrecognized tax benefits of $729 million, including $13 million related to AB, were not included in the above table because it is not possible to make reasonably reliable estimates of the occurrence or timing of cash settlements with the respective taxing authorities.

The below items are excluded from the table above due to uncertain and inestimable timing and amount of the cash flows:

•	At year-end 2016, AB had a $226 million accrual for compensation and benefits, of which $137 million is expected to be paid in 2017, $49 million in 2018 and 2019, $13 million in 2020-2021 and the rest thereafter. Further, AB expects to make contributions to its qualified profit sharing plan of $14 million in each of the next four years.

•	In addition, the Company has obligations under contingent commitments at December 31, 2016, including: the AB Credit Facility and AB’s commercial paper program; the Company’s $4,159 million undrawn letters of credit; the Company’s $746 million and $883 million commitments under equity financing arrangements to certain limited partnership and existing mortgage loan agreements, respectively. Information on these contingent commitments can be found in notes 10, 16 and 17 to the notes to our annual financial statements included elsewhere in this prospectus.

•	During 2012, AB entered into an investment agreement under which it committed to invest up to $8 million in an oil and gas fund over a three-year period. As of December 31, 2016, AB had funded $6 million of this commitment.

•	During 2009, AB entered into a subscription agreement under which it committed to invest up to $35 million, as amended in 2011, in a venture capital fund over a six-year period. As of December 31, 2016, AB had funded $34 million of this commitment.

Off-Balance Sheet Arrangements

At June 30, 2017 and December 31, 2016, the Company was not a party to any off-balance sheet transactions other than those guarantees and commitments described in note 16 to the notes to our annual financial statements included elsewhere in this prospectus.

Summary of Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in our consolidated financial statements included elsewhere herein. For a discussion of our significant accounting policies, see note 2 to the notes to our annual financial statements included elsewhere in this prospectus. The most critical estimates include those used in determining:

•	liabilities for future policy benefits;

•	accounting for reinsurance;

•	capitalization and amortization of DAC;

•	estimated fair values of investments in the absence of quoted market values and investment impairments;

•	estimated fair values of freestanding derivatives and the recognition and estimated fair value of embedded derivatives requiring bifurcation;

•	measurement of goodwill and other intangibles and related impairment;

•	measurement of income taxes and the valuation of deferred tax assets; and

•	liabilities for litigation and regulatory matters.

In applying our accounting policies, we make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries while others are specific to our business and operations. Actual results could differ from these estimates.

During the course of preparing our first set of U.S. GAAP financial statements for this offering, we identified a material weakness in the design and operation of our internal control over financial reporting. Our management has concluded that we do not maintain effective controls to timely validate that actuarial models were properly configured to capture all relevant product features. We are currently in the process of remediating this material weakness by taking steps to validate all existing actuarial models and valuation systems. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take. See “Risk Factors—Risks Relating to Our Common Stock—During the course of preparing our first set of U.S. GAAP financial statements for this offering, we identified a material weakness in our internal control over financial reporting. If our remediation of this material weakness is not effective, we may not be able to report our financial condition or results of operations accurately or on a timely basis, which could adversely and materially affect investor confidence in us and, as a result, the price of our common stock.”

Liability for Future Policy Benefits

We establish reserves for future policy benefits to, or on behalf of, policyholders in the same period in which the policy is issued or acquired, using methodologies prescribed by U.S. GAAP. The assumptions used in establishing reserves are generally based on the Company’s experience, industry experience or other factors, as applicable. At least annually we review our actuarial assumptions, such as mortality, morbidity, retirement and policyholder behavior assumptions, and update assumptions when appropriate. Generally, we do not expect trends to change significantly in the short-term and, to the extent these trends may change, we expect such changes to be gradual over the long-term.

The reserving methodologies used include the following:

•	UL and investment-type contract policyholder account balances are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

•	Participating traditional life insurance future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates.

•	Non-participating traditional life insurance future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest.

For most long-duration contracts, we utilize best estimate assumptions as of the date the policy is issued or acquired with provisions for the risk of adverse deviation, as appropriate. After the liabilities are initially established, we perform premium deficiency tests using best estimate assumptions as of the testing date without provisions for adverse deviation. If the liabilities determined based on these best estimate assumptions are greater than the net reserves (i.e., U.S. GAAP reserves net of any DAC, DSI or VOBA asset), the existing net reserves are adjusted by first reducing these assets by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than these asset balances for insurance contracts, we then increase the net reserves by the excess, again through a charge to current period earnings. If a premium deficiency is recognized, the assumptions as of the premium deficiency test date are locked in and used in subsequent valuations and the net reserves continue to be subject to premium deficiency testing.

For certain reserves, such as those related to GMDB and GMIB, we use current best estimate assumptions in establishing reserves. The reserves are subject to adjustments based on periodic reviews of assumptions and quarterly adjustments for experience, including market performance, and the reserves may be adjusted through a benefit or charge to current period earnings.

For certain GMxB features in our Individual Retirement segment, the benefits are accounted for as embedded derivatives, with fair values calculated as the present value of expected future benefit payments to contractholders less the present value of assessed rider fees attributable to the embedded derivative feature. Under U.S. GAAP, the fair values of these benefit features are based on assumptions a market participant would use in valuing these embedded derivatives. Changes in the fair value of the embedded derivatives are recorded quarterly through a benefit or charge to current period earnings.

The assumptions used in establishing reserves are generally based on the Company’s experience, industry experience or other factors, as applicable. We typically update our actuarial assumptions, such as mortality, morbidity, retirement and policyholder behavior assumptions, annually, unless a material change is observed in an interim period that we feel is indicative of a long-term trend. Generally, we do not expect trends to change significantly in the short-term and, to the extent these trends may change, we expect such changes to be gradual over the long-term. In a sustained low interest rate environment, there is an increased likelihood that the reserves determined based on best estimate assumptions may be greater than the net liabilities.

See note 8 to the notes to our annual financial statements included elsewhere in this prospectus for additional information on our accounting policy relating to GMxB features and liability for future policy benefits and note 2 to the notes to our annual financial statements included elsewhere in this prospectus for future policyholder benefit liabilities.

Sensitivity of Future Rate of Return Assumptions on GMDB/GMIB Reserves

The Separate Account future rate of return assumptions that are used in establishing reserves for GMxB features are set using a long term-view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. For additional information regarding the future expected rate of return assumptions and the reversion to the mean approach, see “—DAC”.

The GMDB/GMIB reserve balance before reinsurance ceded was $7.0 billion at December 31, 2016. The following table provides the sensitivity of the reserves GMxB features related to variable annuity contracts relative to the future rate of return assumptions by quantifying the adjustments to these reserves that would be required assuming both a 1% increase and decrease in the future rate of return. This sensitivity considers only the direct effect of changes in the future rate of return on operating results due to the change in the reserve balance before reinsurance ceded and not changes in any other assumptions such as persistency, mortality, or expenses included in the evaluation of the reserves, or any changes on DAC or other balances including hedging derivatives and the GMIB reinsurance asset.

GMDB/GMIB Reserves

Sensitivity - Rate of Return

December 31, 2016

Increase/(Decrease) in GMDB/GMIB Reserves
(in millions)
1% decrease in future rate of return	$1,661
1% increase in future rate of return	$(592)

Traditional Annuities

The reserves for future policy benefits for annuities include group pension and payout annuities, and, during the accumulation period, are equal to accumulated policyholders’ fund balances and, after annuitization, are equal to the present value of expected future payments based on assumptions as to mortality, retirement, maintenance expense and interest rates. Interest rates used in establishing such liabilities range from 1.6% to 5.5% (weighted average of 4.3%). If reserves determined based on these assumptions are greater than the existing reserves, the existing reserves are adjusted to the greater amount.

Health

Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Reinsurance

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risk with respect to reinsurance receivables. We periodically review actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluate the financial strength of counterparties to our reinsurance agreements using criteria similar to those evaluated in our security impairment process. See “—Estimated Fair Value of Investments.” Additionally, for each of our reinsurance agreements, we determine whether the agreement provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We review all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If we determine that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, we record the agreement using the deposit method of accounting.

For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities. GMIB reinsurance contracts are used to cede affiliated and non-affiliated reinsurers a portion of the exposure on variable annuity products that offer the GMIB feature. The GMIB reinsurance contracts are accounted for as derivatives and are reported at fair value. Gross reserves for GMIB, on the other hand, are calculated on the basis of assumptions related to projected benefits and related contract charges over the lives of the contracts, therefore, will not immediately reflect the offsetting impact on future claims exposure resulting from the same capital market and/or interest rate fluctuations that cause gains or losses on the fair value of the GMIB reinsurance contracts.

See note 9 to the notes to our annual financial statements included elsewhere in this prospectus for additional information on our reinsurance agreements.

DAC

We incur significant costs in connection with acquiring new and renewal insurance business. Costs that relate directly to the successful acquisition or renewal of insurance contracts are deferred as DAC. In addition to commissions, certain direct-response advertising expenses and other direct costs, deferrable costs include the portion of an employee’s total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed. We utilize various techniques to estimate the portion of an employee’s time spent on qualifying acquisition activities that result in actual sales, including surveys, interviews, representative time studies and other methods. These estimates include assumptions that are reviewed and updated on a periodic basis or more frequently to reflect significant changes in processes or distribution methods.

Amortization Methodologies

Participating Traditional Life Policies

For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield.

At December 31, 2016, the average investment yields assumed (excluding policy loans) were 4.8% grading to 4.3% in 2024. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the accumulated amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date. Many of the factors that affect gross margins are included in the determination of the Company’s dividends to these policyholders. DAC adjustments related to participating traditional life policies do not create significant volatility in results of operations as the Closed Block recognizes a cumulative policyholder dividend obligation expense in “Policyholders’ dividends,” for the excess of actual cumulative earnings over expected cumulative earnings as determined at the time of demutualization.

Non-participating Traditional Life Insurance Policies

DAC associated with non-participating traditional life policies is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings (loss) in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

Universal Life and Investment-type Contracts

DAC associated with certain variable annuity products is amortized based on estimated assessments, with the remainder of variable annuity products, UL and investment-type products amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. When estimated gross profits are expected to be negative for multiple years of a contract life, DAC is amortized using the present value of estimated assessments. The effect on the amortization of DAC of revisions to estimated gross profits or assessments is reflected in net income (loss) in the period such estimated gross profits or assessments are revised. A decrease in expected gross profits or assessments would accelerate DAC amortization. Conversely, an increase in expected gross profits or assessments would slow DAC amortization. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date.

Quarterly adjustments to the DAC balance are made for current period experience and market performance related adjustments, and the impact of reviews of estimated total gross profits. The quarterly adjustments for current period experience reflect the impact of differences between actual and previously estimated expected gross profits for a given period. Total estimated gross profits include both actual experience and estimates of gross profits for future periods. To the extent each period’s actual experience differs from the previous estimate for that period, the assumed level of total gross profits may change. In these cases, cumulative adjustment to all previous periods’ costs is recognized.

During each accounting period, the DAC balances are evaluated and adjusted with a corresponding charge or credit to current period earnings for the effects of the Company’s actual gross profits and changes in the assumptions regarding estimated future gross profits. A decrease in expected gross profits or assessments would accelerate DAC amortization. Conversely, an increase in expected gross profits or assessments would slow DAC amortization. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date.

For the variable and UL policies a significant portion of the gross profits is derived from mortality margins and therefore, are significantly influenced by the mortality assumptions used. Mortality assumptions represent the Company’s expected claims experience over the life of these policies and are based on a long-term average of actual company experience. This assumption is updated periodically to reflect recent experience as it emerges.

Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization.

Loss Recognition Testing

After the initial establishment of reserves, loss recognition tests are performed using best estimate assumptions as of the testing date without provisions for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for the aggregate product group are insufficient to provide for expected future policy benefits and expenses for that line of business (i.e., reserves net of any DAC asset), DAC is first written off, and thereafter a premium deficiency reserve is established by a charge to earnings.

In 2017 and 2016, we determined that we had a loss recognition in certain of our variable interest sensitive life insurance products due to low interest rates. As of June 30, 2017 and December 31, 2016, we wrote off $121 million and $128 million, respectively, of the DAC balance through accelerated amortization.

In addition, we are required to analyze the impacts from net unrealized investment gains and losses on our available-for-sale investment securities backing insurance liabilities, as if those unrealized investment gains and losses were realized. These adjustments result in the recognition of unrealized gains and losses on related insurance assets and liabilities in a manner consistent with the recognition of the unrealized gains and losses on available-for-sale investment securities within the statements of comprehensive income and changes in equity. Changes to net unrealized investment (gains) losses may increase or decrease the ending DAC balance. Similar to a loss recognition event, when the DAC balance is reduced to zero, additional insurance liabilities are established if necessary. Unlike a loss recognition event, based on changes in net unrealized investment (gains) losses, these adjustments may reverse from period to period. In 2017 and 2016, due primarily to the decline in interest rates increasing unrealized investments gains, we wrote-off $76 million and $53 million during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, of our DAC balance, and a cumulative decrease in the accumulated effect of net unrealized investment gains of approximately $169 million and $73 million as of June 30 2017 and December 31, 2016, respectively, with an offsetting amount recorded in other comprehensive income (loss). There was no impact to net income (loss).

Sensitivity of DAC to Changes in Future Mortality Assumptions

The following table demonstrates the sensitivity of the DAC balance relative to future mortality assumptions by quantifying the adjustments that would be required, assuming an increase and decrease in the future mortality rate by 1.0%. This information considers only the direct effect of changes in the mortality assumptions on the DAC balance and not changes in any other assumptions used in the measurement of the DAC balance and does not assume changes in reserves.

DAC Sensitivity - Mortality

December 31, 2016

Increase/(Decrease) in DAC
(in millions)
Decrease in future mortality by 1%	$40
Increase in future mortality by 1%	$(34)

Sensitivity of DAC to Changes in Future Rate of Return Assumptions

A significant assumption in the amortization of DAC on variable annuity products and, to a lesser extent, on variable and interest-sensitive life insurance relates to projected future Separate Account performance.

Management sets estimated future gross profit or assessment assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach, a commonly used industry practice. This future return approach influences the projection of fees earned, as well as other sources of estimated gross profits. Returns that are higher than expectations for a given period produce higher than expected account balances, increase the fees earned resulting in higher expected future gross profits and lower DAC amortization for the period. The opposite occurs when returns are lower than expected.

In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance. In second quarter 2015, based upon management’s then-current expectations of interest rates and future fund growth, the Company updated its reversion to the mean assumption from 9.0% to 7.0%. The average gross long-term return measurement start date was also updated to December 31, 2014. Management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. At December 31, 2016, the average gross short-term and long-term annual return estimate on variable and interest-sensitive life insurance and variable annuity products was 7.0% (4.67% net of product weighted average Separate Account fees), and the gross maximum and minimum short-term annual rate of return limitations were 15.0% (12.67% net of product weighted average Separate Account fees) and 0.0% (-2.33% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. These assumptions of long-term growth are subject to assessment of the reasonableness of resulting estimates of future return assumptions.

If actual market returns continue at levels that would result in assuming future market returns of 15.0% for more than 5 years in order to reach the average gross long-term return estimate, the application of the five-year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0.0% for more than 5 years would result in a required deceleration of DAC amortization. At December 31, 2016, current projections of future average gross market returns assume a 15.0% annualized return for the next two quarters, grading to a reversion to the mean of 7.0% in five quarters.

Other significant assumptions underlying gross profit estimates for UL and investment type products relate to contract persistency and General Account investment spread.

The following table provides an example of the sensitivity of the DAC balance of variable annuity products and variable and interest-sensitive life insurance relative to future return assumptions by quantifying the adjustments to the DAC balance that would be required assuming both an increase and decrease in the future rate of return by 1.0%. This information considers only the effect of changes in the future Separate Account rate of return and not changes in any other assumptions used in the measurement of the DAC balance.

DAC Sensitivity - Rate of Return

December 31, 2016

Increase/(Decrease) in DAC
(in millions)
Decrease in future rate of return by 1%	$(106)
Increase in future rate of return by 1%	$121

Estimated Fair Value of Investments

The Company’s investment portfolio principally consists of public and private fixed maturities, mortgage loans, equity securities and derivative financial instruments, including exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options used to manage various risks relating to its business operations.

Fair Value Measurements

Investments reported at fair value in the consolidated balance sheets of the Company include fixed maturity and equity securities classified as available-for-sale, trading securities and certain other invested assets, such as freestanding derivatives. In addition, reinsurance contracts covering GMIB exposure and the liabilities in the SCS variable annuity products, SIO in the EQUI-VEST variable annuity product series, MSO in the variable life insurance products, IUL insurance products and the GMAB, GIB, GMWB and GWBL feature in certain variable annuity products issued by the Company are considered embedded derivatives and reported at fair value.

When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable; these generally are the most liquid holdings and their valuation does not involve management judgment. When quoted prices in active markets are not available, the Company estimates fair value based on market standard valuation methodologies. These alternative approaches include matrix or model pricing and use of independent pricing services, each supported by reference to principal market trades or other observable market assumptions for similar securities. More specifically, the matrix pricing approach to fair value is a discounted cash flow methodology that incorporates market interest rates commensurate with the credit quality and duration of the investment. For securities with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or can be derived principally from or corroborated by observable market data. When the volume or level of activity results in little or no price transparency, significant inputs no longer can be supported by reference to market observable data but instead must be based on management’s estimation and judgment. Substantially the same approach is used by the Company to measure the fair values of freestanding and embedded derivatives with exception for consideration of the effects of master netting agreements and collateral arrangements as well as incremental value or risk ascribed to changes in own or counterparty credit risk.

As required by the accounting guidance, we categorize our assets and liabilities measured at fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique, giving the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). For additional information regarding the key estimates and assumptions surrounding the determinations of fair value measurements, see note 7 to the notes of our annual financial statements included elsewhere in this prospectus.

Impairments and Valuation Allowances

The assessment of whether OTTIs have occurred is performed quarterly by our Investments Under Surveillance (“IUS”) Committee, with the assistance of its investment advisors, on a security-by-security basis for each available-for-sale fixed maturity and equity security that has experienced a decline in fair value for purpose of evaluating the underlying reasons. The analysis begins with a review of gross unrealized losses by the following categories of securities: (i) all investment grade and below investment grade fixed maturities for which fair value has declined and remained below amortized cost by 20% or more; (ii) below-investment-grade fixed maturities for which fair value has declined and remained below amortized cost for a period greater than 12 months; and (iii) equity securities for which fair value has declined and remained below cost by 20% or greater or remained below cost for a period of 6 months or greater. Integral to the analysis is an assessment of various indicators of credit deterioration to determine whether the investment security is expected to recover, including, but not limited to, consideration of the duration and severity of the unrealized loss, failure, if any, of the issuer of the security to make scheduled payments, actions taken by rating agencies, adverse conditions specifically related to the security or sector, the financial strength, liquidity and continued viability of the issuer and, for equity securities only, the intent and ability to hold the investment until recovery, resulting in identification of specific securities for which OTTI is recognized.

If there is no intent to sell or likely requirement to dispose of the fixed maturity security before its recovery, only the credit loss component of any resulting OTTI is recognized in earnings and the remainder of the fair value loss is recognized in OCI. The amount of credit loss is the shortfall of the present value of the cash flows expected to be collected as compared to the amortized cost basis of the security. The present value is calculated by discounting management’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security at the date of acquisition. Projections of future cash flows are based on assumptions regarding probability of default and estimates regarding the amount and timing of recoveries. These assumptions and estimates require use of management judgment and consider internal credit analyses as well as market observable data relevant to the collectability of the security. For mortgage- and asset-backed securities, projected future cash flows also include assumptions regarding prepayments and underlying collateral value.

Mortgage loans are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan’s original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

For commercial and agricultural mortgage loans, an allowance for credit loss is typically recommended when management believes it is probable that principal and interest will not be collected according to the contractual terms. Factors that influence management’s judgment in determining allowance for credit losses include the following:

•	Loan-to-value ratio—Derived from current loan balance divided by the fair market value of the property. An allowance for credit loss is typically recommended when the loan-to-value ratio is in excess of 100%. In the case where the loan-to-value is in excess of 100%, the allowance for credit loss is derived by taking the difference between the fair market value (less cost of sale) and the current loan balance.

•	Debt service coverage ratio—Derived from actual Operating Earnings divided by annual debt service. If the ratio is below 1.0x, then the income from the property does not support the debt.

•	Occupancy—Criteria varies by property type but low or below market occupancy is an indicator of sub-par property performance.

•	Lease expirations—The percentage of leases expiring in the upcoming 12 to 36 months are monitored as a decline in rent and/or occupancy may negatively impact the debt service coverage ratio. In the case of single-tenant properties or properties with large tenant exposure, the lease expiration is a material risk factor.

•	Maturity—Mortgage loans that are not fully amortizing and have upcoming maturities within the next 12 to 24 months are monitored in conjunction with the capital markets to determine the borrower’s ability to refinance the debt and/or pay off the balloon balance.

•	Borrower/tenant related issues—Financial concerns, potential bankruptcy, or words or actions that indicate imminent default or abandonment of property.

•	Payment status—current vs. delinquent—A history of delinquent payments may be a cause for concern.

•	Property condition—Significant deferred maintenance observed during the lenders annual site inspections.

•	Other—Any other factors such as current economic conditions may call into question the performance of the loan.

Mortgage loans also are individually evaluated quarterly by the IUS Committee for impairment on a loan-by-loan basis, including an assessment of related collateral value. Commercial mortgages 60 days or more past due and agricultural mortgages 90 days or more past due, as well as all mortgages in the process of foreclosure, are identified as problem mortgages. Based on its monthly monitoring of mortgages, a class of potential problem mortgages also is identified, consisting of mortgage loans not currently classified as problems but for which management has doubts as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing mortgage loan as a potential problem involves significant subjective judgments by management as to likely future industry conditions and developments with respect to the borrower or the individual mortgaged property.

For problem mortgage loans a valuation allowance is established to provide for the risk of credit losses inherent in the lending process. The allowance includes loan specific reserves for loans determined to be non-performing as a result of the loan review process. A non-performing loan is defined as a loan for which it is probable that amounts due according to the contractual terms of the loan agreement will not be collected. The loan specific portion of the loss allowance is based on the Company’s assessment as to ultimate collectability of loan principal and interest. Valuation allowances for a non-performing loan are recorded based on the present value of expected future cash flows discounted at the loan’s effective interest rate or based on the fair value of the collateral if the loan is collateral dependent. The valuation allowance for mortgage loans can increase or decrease from period to period based on such factors.

Impaired mortgage loans without provision for losses are mortgage loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on mortgage loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on mortgage loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

Mortgage loans are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans are classified as nonaccrual mortgage loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely.

See notes 2 and 3 to the notes to our annual financial statements included elsewhere in this prospectus for additional information relating to our determination of the amount of allowances and impairments.

Derivatives

We use freestanding derivative instruments to hedge various capital market risks in our products, including: (i) certain guarantees, some of which are reported as embedded derivatives; (ii) current or future changes in the fair value of our assets and liabilities; and (iii) current or future changes in cash flows. All derivatives, whether freestanding or embedded, are required to be carried on the balance sheet at fair value with changes reflected in either net income (loss) or in other comprehensive income, depending on the type of hedge. Below is a summary of critical accounting estimates by type of derivative.

Freestanding Derivatives

The determination of the estimated fair value of freestanding derivatives, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. See note 8 to the notes to our annual financial statements included elsewhere herein for additional details on significant inputs into the OTC derivative pricing models and credit risk adjustment.

Embedded Derivatives

We issue variable annuity products with guaranteed minimum benefits, some of which are embedded derivatives measured at estimated fair value separately from the host variable annuity product, with changes in estimated fair value reported in net derivative gains (losses). We also have assumed from an affiliate the risk associated with certain guaranteed minimum benefits, which are accounted for as embedded derivatives measured at estimated fair value. The estimated fair values of these embedded derivatives are determined based on the present value of projected future benefits minus the present value of projected future fees attributable to the guarantee. The projections of future benefits and future fees require capital markets and actuarial assumptions, including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk-free rates.

Market conditions, including, but not limited to, changes in interest rates, equity indices, market volatility and variations in actuarial assumptions, including policyholder behavior, mortality and risk margins related to non-capital market inputs, as well as changes in our nonperformance risk adjustment may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income. Changes to actuarial assumptions, principally related to contract holder behavior such as annuitization utilization and withdrawals associated with GMIB riders, can result in a change of expected future cash outflows of a guarantee between the accrual-based model for insurance liabilities and the fair-value based model for embedded derivatives. See note 1 to the notes to our annual financial statements included elsewhere herein for additional information relating to the determination of the accounting model. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties in certain actuarial assumptions. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees.

With respect to assumptions regarding policyholder behavior, we have recorded charges, and in some cases benefits, in prior years as a result of the availability of sufficient and credible data at the conclusion of each review.

We ceded the risk associated with certain of the variable annuity products with GMxB features described in the preceding paragraphs. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by us with the exception of the input for nonperformance risk that reflects the credit of the reinsurer. However, because certain of the reinsured guarantees do not meet the definition of an embedded derivative and, thus are not accounted for at fair value, significant fluctuations in net income may occur when the change in the fair value of the reinsurance recoverable is recorded in net income without a corresponding and offsetting change in fair value of the directly written guaranteed liability.

Nonperformance Risk Adjustment

The valuation of our embedded derivatives includes an adjustment for the risk that we fail to satisfy our obligations, which we refer to as our nonperformance risk. The nonperformance risk adjustment, which is captured as a spread over the risk-free rate in determining the discount rate to discount the cash flows of the liability, is determined by taking into consideration publicly available information relating to spreads on corporate bonds in the secondary market comparable to AXA Equitable Life’s financial strength rating.

The table below illustrates the impact that a range of reasonably likely variances in credit spreads would have on our consolidated balance sheet, excluding the effect of income tax, related to the embedded derivative valuation on certain variable annuity products measured at estimated fair value. Even when credit spreads do not change, the impact of the nonperformance risk adjustment on fair value will change when the cash flows within the fair value measurement change. The table only reflects the impact of changes in credit spreads on our consolidated financial statements included elsewhere herein and not these other potential changes. In determining the ranges, we have considered current market conditions, as well as the market level of spreads that can reasonably be anticipated over the near term. The ranges do not reflect extreme market conditions such as those experienced during the 2008-2009 financial crisis as we do not consider those to be reasonably likely events in the near future.

Policyholder Account Balances
(in billions)
100% increase in AXA Equitable Life’s credit spread	$4.3
As reported	5.1
50% decrease in AXA Equitable Life’s credit spread	$5.5

See note 3 to the notes to our annual financial statements included elsewhere in this prospectus for additional information on our derivatives and hedging programs.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the estimated fair value of identifiable net assets acquired in a business combination. The Company tests goodwill for recoverability each annual reporting period at December 31 and at interim periods if facts or circumstances are indicative of potential impairment. As further described in note 4 to the notes to our annual financial statements included elsewhere in this prospectus, during the first quarter of 2017, the Company early adopted Accounting Standards Update No. 2017-4 (“ASU 2017-4”), Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The new guidance eliminates Step 2 from the goodwill impairment test that required the fair value of recorded goodwill to be determined in the same manner as the amount of goodwill that would be determined in a business acquisition. Instead, a goodwill impairment charge will be measured as the excess of the carrying value of a reporting unit that includes goodwill over its fair value, limited to the total amount of goodwill allocated to that reporting unit.

In the first quarter of 2017, the Company recast its operating segments to align with the reorganization of its reporting structure, thereby resulting in identification of new reporting units. Accordingly, the goodwill balance as of December 31, 2016 was reassigned to the reporting units affected using a relative fair value allocation approach in accordance with the relevant accounting guidance. The Company’s application of the guidance of ASU 2017-4 on January 1, 2017 to the goodwill allocated to the new reporting units reduced the carrying value of its goodwill and increased other operating costs and expenses by $369 million in the June 30, 2017 financial statements, included herein. As the new guidance is to be applied prospectively, prior reporting periods were not restated for the impact of the adoption.

The key inputs, judgments and assumptions necessary to determine the estimated fair value of Company’s reporting units include projected cash flows, the level of economic capital required to support the mix of business, the account value of in-force business, projections of renewed business and margins on such business, interest rates, credit spreads, equity market levels and the discount rate that we believe is appropriate for the reporting unit.

We apply significant judgment when determining the estimated fair value of our reporting units. The valuation methodologies used are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management’s reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will likely differ in some respects from actual future results. See note 4 to the notes to our annual financial statements included elsewhere in this prospectus for additional information on the Company’s goodwill.

Litigation Contingencies

We are a party to a number of legal actions and are involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on our financial position.

Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, we review relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in our consolidated financial statements included elsewhere herein.

See note 16 to the notes to our annual financial statements included elsewhere in this prospectus for information regarding our assessment of litigation contingencies.

Income Taxes

Income taxes represent the net amount of income taxes that the Company expects to pay to or receive from various taxing jurisdictions in connection with its operations. The Company provides for Federal and state income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryforward periods under the tax law in the applicable jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred tax assets will not be realized. Management considers all available evidence including past operating results, the existence of cumulative losses in the most recent years, forecasted earnings, future taxable income and prudent and feasible tax planning strategies. The Company’s accounting for income taxes represents management’s best estimate of the tax consequences of various events and transactions.

Significant management judgment is required in determining the provision for income taxes and deferred tax assets and liabilities, and in evaluating the Company’s tax positions including evaluating uncertainties under the guidance for Accounting for Uncertainty in Income taxes. Under the guidance, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. Tax positions are then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

The Company’s tax positions are reviewed quarterly and the balances are adjusted as new information becomes available.

Adoption of New Accounting Pronouncements

See note 2 to the notes to our annual financial statements included elsewhere in this prospectus for a complete discussion of newly issued accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our businesses are subject to financial, market, political and economic risks, as well as to risks inherent in its business operations. The discussion that follows provides additional information on market risks arising from its insurance asset/liability management and investment management activities. Such risks are evaluated and managed by each business on a decentralized basis. Primary market risk exposure results from interest rate fluctuations, equity price movements and changes in credit quality.

Individual Retirement, Group Retirement and Protection Solutions Segments

Our results significantly depend on profit margins or “spreads” between investment results from assets held in the GAIA and interest credited on individual insurance and annuity products. Management believes its fixed rate liabilities should be supported by a portfolio principally composed of fixed rate investments that generate predictable, steady rates of return. Although these assets are purchased for long-term investment, the portfolio management strategy considers them available for sale in response to changes in market interest rates, changes in prepayment risk, changes in relative values of asset sectors and individual securities and loans, changes in credit quality outlook and other relevant factors. See the “Investments” section of note 2 to the notes to our annual financial statements included elsewhere in this prospectus for the accounting policies for the investment portfolios. The objective of portfolio management is to maximize returns, taking into account interest rate and credit risks. Insurance asset/liability management includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. As a result, the fixed maturity portfolio has modest exposure to call and prepayment risk and the vast majority of mortgage holdings are fixed rate mortgages that carry yield maintenance and prepayment provisions.

Investments with Interest Rate Risk—Fair Value

Assets with interest rate risk include available-for-sale and trading fixed maturities and mortgage loans that make up 83.8% and 83.5% of the carrying value of General Account Investment Assets at June 30, 2017 and December 31, 2016, respectively. As part of our asset/liability management, quantitative analyses are used to model the impact various changes in interest rates have on assets with interest rate risk. The table that follows shows the impact an immediate 1% increase/decrease in interest rates at June 30, 2017 and December 31, 2016 and 2015 would have on the fair value of fixed maturities and mortgage loans:

Interest Rate Risk Exposure

	June 30, 2017
	Fair Value	Impact of +1% Change	Impact of -1% Change
	(in millions)
Fixed Income Investments
Available-for-sale:
Fixed rate	$41,842	$(3,933)	$4,760
Floating rate	1,037	(1)	1
Trading securities:
Fixed rate	9,833	(260)	271
Floating rate	474	(1)	1
Mortgage loans	$10,510	$(536)	$361

	December 31, 2016			December 31, 2015
	Fair Value	Impact of +1% Change	Impact of -1% Change	Fair Value	Impact of +1% Change	Impact of -1% Change
	(in millions)
Fixed Income Investments
Available-for-sale:
Fixed rate	$40,417	$(3,795)	$4,658	$38,921	$(3,421)	$4,132
Floating rate	1,431	(2)	2	940	(2)	2
Trading securities:
Fixed rate	8,369	(203)	214	5,945	(132)	139
Floating rate	377	(1)	1	319	—	1
Mortgage loans	$9,624	$(547)	$460	$7,257	$(383)	$245

A 1% increase/decrease in interest rates is a hypothetical rate scenario used to demonstrate potential risk; it does not represent management’s view of future market changes. While these fair value measurements provide a representation of interest rate sensitivity of fixed maturities and mortgage loans, they are based on various portfolio exposures at a particular point in time and may not be representative of future market results. These exposures will change as a result of ongoing portfolio activities in response to management’s assessment of changing market conditions and available investment opportunities.

Investments with Equity Price Risk—Fair Value

The investment portfolios also have direct holdings of public and private equity securities. The following table shows the potential exposure from those equity security investments, measured in terms of fair value, to an immediate 10% increase/decrease in equity prices from those prevailing at December 31, 2016 and 2015:

Equity Price Risk Exposure

	June 30, 2017
	Fair Value	Impact of +10% Equity Price Change	Impact of -10% Equity Price Change
	(in millions)
Equity Investments
Available-For-Sale	$132	$13	$(13)

	December 31, 2016			December 31, 2015
	Fair Value	Impact of +10% Equity Price Change	Impact of -10% Equity Price Change	Fair Value	Impact of +10% Equity Price Change	Impact of -10% Equity Price Change
	(in millions)
Equity Investments
Available-For-Sale	$113	$(11)	$11	$32	$(3)	$3

A 10% decrease in equity prices is a hypothetical scenario used to calibrate potential risk and does not represent management’s view of future market changes. The fair value measurements shown are based on the equity securities portfolio exposures at a particular point in time and these exposures will change as a result of ongoing portfolio activities in response to management’s assessment of changing market conditions and available investment opportunities.

Liabilities with Interest Rate Risk—Fair Value

At June 30, 2017, December 31, 2016 and 2015, the aggregate carrying values of insurance contracts with interest rate risk were $4.8 billion, $4.5 billion and $2.7 billion, respectively. The aggregate fair value of such liabilities at June 30, 2017, December 31, 2016 and 2015 were $4.9 billion, $4.5 billion and $2.8 billion, respectively. The impact of a relative 1% decrease in interest rates would be an increase in the fair value of those liabilities of $226 million, $236 million and $109 million, respectively. While these fair value measurements provide a representation of the interest rate sensitivity of insurance liabilities, they are based on the composition of such liabilities at a particular point in time and may not be representative of future results.

Asset/liability management is integrated into many aspects of the Individual Retirement, Group Retirement and Protection Solutions segments’ operations, including investment decisions, product development and determination of crediting rates. As part of our risk management process, numerous economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine if existing assets would be sufficient to meet projected liability cash flows. Key variables include policyholder behavior, such as persistency, under differing crediting rate strategies.

Derivatives and Interest Rate and Equity Risks—Fair Value

We primarily use derivative contracts for asset/liability risk management, to mitigate our exposure to equity market decline and interest rate risks and for hedging individual securities. In addition, we periodically enter into forward, exchange-traded futures and interest rate swap, swaptions and floor contracts to reduce the economic impact of movements in the equity and fixed income markets, including the program to hedge certain risks associated with the GMxB features. As more fully described in notes 2 and 3 to the notes to our annual financial statements included elsewhere in this prospectus, various traditional derivative financial instruments are used to achieve these objectives. To minimize credit risk exposure associated with its derivative transactions, each counterparty’s credit is appraised and approved and risk control limits and monitoring procedures are applied. Credit limits are established and monitored on the basis of potential exposures that take into consideration current market values and estimates of potential future movements in market values given potential fluctuations in market interest rates. To reduce credit exposures in OTC derivative transactions, we enter into master agreements that provide for a netting of financial exposures with the counterparty and allow for collateral arrangements. We further control and minimize counterparty exposure through a credit appraisal and approval process. Under the ISDA Master Agreement, we have executed a Credit Support Annex (“CSA”) with each of our OTC derivative counterparties that require both posting and accepting collateral either in the form of cash or high-quality securities, such as U.S. Treasury securities or those issued by government agencies.

Mark to market exposure is a point-in-time measure of the value of a derivative contract in the open market. A positive value indicates existence of credit risk for us because the counterparty would owe money to us if the contract were closed. Alternatively, a negative value indicates we would owe money to the counterparty if the contract were closed. If there is more than one derivative transaction outstanding with a counterparty, a master netting arrangement exists with the counterparty. In that case, the market risk represents the net of the positive and negative exposures with the single counterparty. In management’s view, the net potential exposure is the better measure of credit risk.

At June 30, 2017, December 31, 2016 and 2015, the net fair values of our derivatives were $12 million, $191 million and $104 million, respectively. The table that follows shows the interest rate or equity sensitivities of those derivatives, measured in terms of fair value. These exposures will change as a result of ongoing portfolio and risk management activities.

Derivative Financial Instruments

			Interest Rate Sensitivity
	Notional Amount	Weighted Average Term (Years)	Impact of -1% Change	Fair Value	Impact of +1% Change
	(in millions, except for Weighted Average Term)
June 30, 2017
Floors	$—		$—	$—	$—
Swaps	25,565	5	3,250	509	(1,731)
Futures	16,527		281	—	(153)
Credit Default Swaps	3,300	4	—	19	—

Total	$45,392		$3,531	$528	$(1,884)

December 31, 2016
Floors	$1,500		$11	$11	$11
Swaps	26,092	5	1,332	(929)	(2,799)
Futures	14,818		(35)	—	103
Credit Default Swaps	2,712	4	5	5	5

Total	$45,122		$1,313	$(913)	$(2,680)

December 31, 2015
Floors	$1,800	2	$75	$61	$42
Swaps	20,469	5	2,380	484	(1,136)
Futures	20,142		98	—	9
Swaption	6,900		—	—	1
Credit Default Swaps	2,412	4	(25)	(25)	(25)

Total	$51,723		$2,528	$520	$(1,109)

			Equity Sensitivity
	Notional Amount	Weighted Average Term (Years)	Fair Value	Balance after -10% Equity Price Shift
	(in millions, except for Weighted Average Term)
June 30, 2017
Futures	$8,380		$—	$799
Swaps	6,940	1	(166)	551
Options	14,744	2	1,316	709

Total	$30,064		$1,150	$2,059

December 31, 2016
Futures	$9,028		$—	$867
Swaps	5,843	1	(95)	447
Options	12,241	2	1,016	521

Total	$27,112		$921	$1,835

December 31, 2015
Futures	$13,235		$—	$1,221
Swaps	2,108	1	(21)	219
Options	7,876	2	414	68

Total	$23,219		$393	$1,508

In addition to the freestanding derivatives discussed above, we have entered into reinsurance contracts to mitigate the risk associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts. These reinsurance contracts are considered derivatives under the guidance on derivatives and hedging and were reported at their fair values of $2.1 billion, $1.7 billion and $1.8 billion at June 30, 2017, December 31, 2016 and 2015, respectively. The potential fair value exposure to an immediate 10% drop in equity prices from those prevailing at June 30, 2017, December 31, 2016 and 2015, respectively, would increase the balances of the reinsurance contract asset to $0.2 billion, $0.2 billion and $0.1 billion. Also, the GMxB feature’s liability associated with certain annuity contracts is similarly considered to be a derivative for accounting purposes and was reported at its fair value. The liability for embedded derivative liability features was $4.8 billion, $5.6 billion and $5.4 billion at June 30, 2017, December 31, 2016 and 2015, respectively. The potential fair value exposure to an immediate 10% drop in equity prices from those prevailing as of June 30, 2017, December 31, 2016 and 2015, respectively, would be to increase the liability balance to $0.6 billion, $0.7 billion and $0.6 billion.

Investment Management and Research

The investments of our Investment Management and Research segment consist of trading and available-for-sale investments and other investments. AB’s trading and available-for-sale investments include U.S. Treasury bills and equity and fixed income mutual funds’ investments. Trading investments are purchased for short-term investment, principally to fund liabilities related to deferred compensation plans and to seed new investment services. Although available-for-sale investments are purchased for long-term investment, the portfolio strategy considers them available-for-sale from time to time due to changes in market interest rates, equity prices and other relevant factors. Other investments include investments in hedge funds sponsored by AB and other private investment vehicles.

Investments with Interest Rate Risk—Fair Value

The table below provides AB’s potential exposure with respect to its fixed income investments, measured in terms of fair value, to an immediate 1% increase in interest rates at all maturities from the levels prevailing at June 30, 2017 and December 31, 2016 and 2015:

Interest Rate Risk Exposure

	June 30, 2017			December 31, 2016			December 31, 2015
	Fair Value	Balance After -1% Change	Balance After +1% Change	Fair Value	Balance After -1% Change	Balance After +1% Change	Fair Value	Balance After -1% Change	Balance After +1% Change
	(in millions)
Fixed Income Investments:
Trading	$117	$126	$110	$121	$129	$113	$208	$220	$196

Such a fluctuation in interest rates is a hypothetical rate scenario used to calibrate potential risk and does not represent AB management’s view of future market changes. Although these fair value measurements provide a representation of interest rate sensitivity of its investments in fixed income mutual funds and fixed income hedge funds, they are based on AB’s exposures at a particular point in time and may not be representative of future market results. These exposures will change as a result of ongoing changes in investments in response to AB management’s assessment of changing market conditions and available investment opportunities.

Investments with Equity Price Risk—Fair Value

AB’s investments include investments in equity mutual funds and equity hedge funds. The following table presents AB’s potential exposure from its equity investments, measured in terms of fair value, to an immediate 10% drop in equity prices from those prevailing as of June 30, 2017, December 31, 2016 and 2015:

Equity Price Risk Exposure

	June 30, 2017			December 31, 2016			December 31, 2015
	Fair Value	Balance After +10% Equity Price Change	Balance After -10% Equity Price Change	Fair Value	Balance After +10% Equity Price Change	Balance After -10% Equity Price Change	Fair Value	Balance After +10% Equity Price Change	Balance After -10% Equity Price Change
	(in millions)
Equity Investments:
Trading	$217	$239	$195	$180	$198	$162	$332	$365	$299
Available-for-sale and other investments	146	161	131	163	179	147	130	143	117

A 10% decrease in equity prices is a hypothetical scenario used to calibrate potential risk and does not represent AB management’s view of future market changes. While these fair value measurements provide a representation of equity price sensitivity of AB’s investments in equity mutual funds and equity hedge funds, they are based on AB’s exposure at a particular point in time and may not be representative of future market results. These exposures will change as a result of ongoing portfolio activities in response to AB management’s assessment of changing market conditions and available investment opportunities.

BUSINESS

Overview

We are one of America’s leading financial services companies and have helped clients prepare for their financial future with confidence since 1859. Our more than 12,100 employees and advisors are entrusted with more than $600 billion of assets under management through two complementary and well-established principal franchises, AXA Equitable Life and AllianceBernstein, providing:

•	Advice and solutions for helping Americans set and meet their retirement goals and protect and transfer their wealth across generations; and

•	A wide range of investment management insights, expertise and innovations to drive better investment decisions and outcomes for clients and institutional investors worldwide.

We aim to be a trusted partner to our clients by providing advice, products and services that help them navigate complex financial decisions. Our financial strength and the quality of our people, their ingenuity and the service they provide help us build relationships of trust with our clients.

We believe that the growing and aging U.S. population, shift of responsibility for retirement planning from employers to individuals and overall growth in total investable assets will drive significant demand for our products and services going forward. Throughout our long history, we have embraced change and looked to the future, and we continue to see significant opportunities to find new solutions and new ways to deliver service to clients within our target markets.

We have a leading position at the intersection of advice, asset management and financial protection that we believe provides our clients with products and solutions that meet their long-term financial needs and our stockholders with attractive growth prospects. We have market-leading positions in our four segments:

•	Individual Retirement—We are a leading provider of variable annuity products, which primarily meet the needs of individuals saving for retirement or seeking retirement income. As of June 30, 2017, we had more than 900,000 variable annuity policies in force, representing $98.6 billion of account value, or AV.

•	Group Retirement—We offer tax-deferred investment and retirement plans sponsored by educational entities, municipalities and not-for-profit entities as well as small and medium-sized businesses. As of June 30, 2017, we had approximately $32.0 billion of AV. For the year ended December 31, 2016, we were the #1 provider by gross premiums of retirement plans to the K-12 education market.

•	Investment Management and Research—We are a leading provider of diversified investment management, research and related services to a broad range of clients around the world. As of June 30, 2017, our Investment Management and Research segment had approximately $517 billion in AUM consisting of 34% equities, 55% fixed income and 11% multi-asset class solutions, alternatives and other assets.

•	Protection Solutions—We focus on attractive protection segments such as VUL insurance, where for 2016 we ranked fourth in sales overall and first in the retail channel, and IUL insurance, where we ranked second in the retail channel in the same period, according to LIMRA. As of June 30, 2017, we had approximately 900,000 outstanding policies with a face value of approximately $450 billion. This business provides capital diversification benefits alongside the longevity profile of our retirement businesses.

We manage our segments in a complementary way. We strive to create value for our clients and stockholders by pricing and managing risks on the liability side of our balance sheet and by generating attractive risk-adjusted investment returns on the asset side. We leverage our underwriting, risk management and investment management skills across our segments, General Account and Separate Accounts.

We distribute through a premier affiliated and third-party distribution platform with a successful track record of marketing our innovative and less capital intensive products and solutions allowing us to respond to our clients’ evolving needs and manage our capital and risks responsibly, consisting of:

•	Affiliated Distribution:

•	Our affiliated retail sales force, AXA Advisors, which has approximately 4,700 licensed financial professionals who advise on retirement, protection and investment advisory solutions;

•	Nearly 200 Bernstein Financial Advisors, who are responsible for the sale of investment products and solutions to Private Wealth Management clients;

•	Third-Party Distribution:

•	Distribution agreements with more than 1,000 third-party firms including broker-dealers, banks, P&C firms and brokerage general agencies, giving us access to more than 150,000 financial professionals to market our retirement, protection and investment solutions; and

•	An AB global distribution team of more than 500 professionals, who engage with our approximately 4,900 retail distribution partners and more than 500 institutional clients.

Our product approach is to ensure that design characteristics are attractive to both our customers and our stockholders. We focus on products across our businesses that expose us to less market and customer behavior risk, are more easily hedged and, overall, are less capital intensive than many traditional products. For example, in our Individual Retirement segment, we have evolved our variable annuity products to promote products with only a return of premium death benefit) (such as index-linked and investment only annuities) and have restructured products that provide GMxB features. We believe these efforts have been successful with our customers—approximately 60% of our variable annuity product sales in 2016 had no GMxB feature—and for our stockholders—we hold less capital and reserves and do less hedging than would be needed when compared with variable annuity products with GMxB features. Many of our other products, such as those sold in our Group Retirement and Investment Management and Research segments, by their very nature, require little to no incremental capital over the product lifecycle. We also apply this approach to our most capital-intensive segment—Protection Solutions. We do so by focusing on products such as VUL and IUL insurance (which collectively accounted for more than 88% of our 2016 sales in the Protection Solutions segment), which require substantially less up-front capital relative to other types of life insurance (such as whole life insurance and traditional universal life insurance). In addition, by providing diversification to our more market-oriented products, the Protection Solutions segment helps improve our overall capital efficiency.

We are confident that our market leading positions, premier distribution platform, competitive products and investment expertise position us well to continue to generate a diversified and growing stream of earnings, maintain stability through market cycles and generate attractive returns and strong cash flows for our stockholders.

Our History

We are, and until the consummation of this offering will continue to be, a wholly owned subsidiary of AXA, a worldwide leader in life, property and casualty and health insurance and asset management. AXA is headquartered in France, with operations in 64 countries and more than 165,000 employees, including our operations and employees. AXA operates primarily in Europe, North America, the Asia/Pacific region and, to a lesser extent, in other regions including the Middle East, Africa and Latin America. Neither AXA nor any affiliate of AXA will have any obligation to provide additional capital or credit support to us following the consummation of this offering.

Founded in 1859, our retirement and protection businesses distribute products to individuals and business owners through our affiliated distribution channel, AXA Advisors, and to the financial services market through our wholesalers serving third-party firms.

Our business also includes AB, of which we will own, as of the time of this offering, an approximate 65% economic interest, after giving effect to the Reorganization Transactions. Our economic interest will consist of approximately 64% of the AB Units and approximately 2.7% of the AB Holding Units. Our indirect, wholly owned subsidiary, AllianceBernstein Corporation, is the General Partner of AB with the authority to manage and control AB, and accordingly, AB is consolidated in our financial statements. AB has been in the investment management and research business for more than 50 years. ABLP is the operating partnership for the AB business, and AB Holding’s activities consist of owning AB Units and engaging in related activities. AB Holding Units trade on the NYSE under the ticker symbol “AB”. AB Units do not trade publicly.

Our Organizational Structure

After the completion of this offering, we expect that AXA will hold approximately     % of our common stock (or     % if the underwriters exercise their option to purchase additional shares from the selling stockholder). As a result, we will be a “controlled company” within the meaning of              rules, following the consummation of this offering. This status will allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to             -listed companies. See “Management—Corporate Governance.”

We are a holding company incorporated in Delaware in May 2003. We operate our businesses through a number of direct and indirect subsidiaries. For details on our overall corporate organizational structure, see “Prospectus Summary—Organizational Structure—Organizational Structure Following Completion of Offering and Reorganization Transactions.”

Market Opportunities

Global asset accumulation markets continued their strong recent growth trend with total AUM reaching $81 trillion, up 6% year over year, including in the North American market, where total AUM increased by 8% year-over-year to $47 trillion as of December 31, 2016. In addition, the United States has experienced a decline in the traditional employer-based defined benefit retirement plan system which has raised concerns about the sustainability of safety nets historically provided by governments such as Social Security and employer-sponsored defined benefit plans. These trends have increased the need for Americans to prepare and plan for their own long-term financial security. Our complementary businesses are designed to provide affluent and high net worth Americans with the guidance, products and solutions they need to achieve their wealth accumulation and retirement income goals. We believe the following long-term trends will continue to favorably impact our business over time.

Continued rapid growth in the retirement-aged U.S. population. Technological advances and improvements in healthcare are projected to continue to contribute to increasing average life expectancy, and aging individuals must be prepared to fund retirement periods that will last longer than previously anticipated. The U.S. Census Bureau estimated that approximately 15% of the population was 65 years of age or older in 2016, compared to approximately 9% in 1960. This segment of the population is estimated to double from approximately 49 million in 2016 to more than 98 million by 2060, and it is expected to represent approximately 24% of the overall population, as the youngest members of the “baby boomer” generation continue to reach retirement age.

Shifting retirement savings landscape. The Employee Benefit Research Institute estimates that the proportion of private sector workers participating in a defined benefit plan declined from 28% in 1979 to 2% in 2014. Increased life expectancy, coupled with this transition away from defined benefit plans has shifted the responsibility for retirement savings and income planning from employers to individuals. We expect that this shift in responsibility will drive demand for our products and services including wealth accumulation, income producing investments and financial advice.

Expected growth in retirement assets. U.S. retirement assets are estimated to increase by 5.2% per year from 2016 through 2021 to $29 trillion with assets in the not-for-profit/governmental defined contribution sector projected to grow slightly faster at 6.6% for the same period. We believe that our retirement focused asset accumulation business will continue to benefit from this trend.

Strong need for financial planning advice. According to a recent McKinsey & Co. survey, roughly half of U.S. consumers with more than $100,000 in liquid financial assets surveyed said that they would prefer to purchase life insurance through an agent or advisor, even if they may start their research online. We believe that due to the complexity of financial planning, many consumers will continue to seek advice in connection with the purchase of these products, providing companies with broad distribution platforms and in-house advice capabilities a competitive advantage.

We believe that these trends, together with our competitive strengths and strategy discussed below, provide us an opportunity to increase the value of our business.

Our Competitive Strengths

Our two well-established principal franchises, AXA Equitable Life and AllianceBernstein, have a history of agility and innovation. At a time of significant challenges for investors—increased regulation, new technologies and a likely continued low yield environment—the ability to develop new creative solutions is critical for meeting clients’ needs and growing our businesses. Our company has a long history of developing innovative solutions, including introducing variable life insurance to the U.S. market, being one of the pioneers in performance fees for actively managed funds and launching our SCS product. Through Bernstein Research, we have a strong reputation for demonstrating that deeper research results in greater investment value.

Our strong balance sheet provides confidence for the future. We believe the strength of our balance sheet and the statutory capitalization of our insurance companies provide confidence to our clients and business partners and help position us for continued growth. In particular:

•	In year-end 2017, we will have increased the statutory capital and reserves of our retirement and protection businesses by approximately $2.3 billion, improving our ability to withstand adverse economic scenarios. Additionally, prior to the completion of this offering, we intend to effect the unwind of the reinsurance provided to AXA Equitable Life by AXA RE Arizona for certain variable annuities with GMxB features;

•	AXA Equitable Life and MLOA, our primary insurance operating subsidiaries, have financial strength ratings of A+ issued by Standard & Poor’s and A1 by Moody’s;

•	We target an asset level for all variable annuities at or above a CTE98 level under most economic scenarios and a 350% RBC ratio for non-variable annuity insurance liabilities, which, combined with the variable annuity capital, would result in a Combined RBC Ratio in excess of 500% at the time of this offering; and

•	We have a diversified, high quality $82.4 billion investment portfolio as of June 30, 2017, including $43.3 billion in fixed maturities, of which 96% are investment grade rated.

Our business generates significant cash and we have in place a hedging program to protect our cash flows even in adverse economic scenarios. Our two principal operating companies are well established and have been generating, and are expected to continue to generate, significant cash, enabling us to pay dividends beginning in 2018, provide capital needed to support our business and service our debt over time. Over the last three years, Holdings and AXA Financial have received net distributions from our subsidiaries of $2.6 billion. In addition, we have implemented a hedging program intended to protect our variable annuity assets and statutory capital in the event of adverse economic scenarios.

The projected cumulative distributable earnings of our in-force variable annuity portfolio from January 1, 2017 to December 31, 2019 and the estimated present value of our in-force portfolio over its lifetime demonstrate resiliency across a range of scenarios. Based on the assumptions underlying our base case scenario, we expect cumulative distributable variable annuity earnings of our in-force portfolio over the three-year period to be $3.8 billion, while in upside, downside and extreme scenarios, we expect cumulative distributable variable annuity earnings to be $3.9 billion, $2.4 billion and $0.8 billion, respectively. In addition, assuming a 4% discount rate, we estimate the present value of our in-force variable annuity portfolio over its lifetime to be $12.0 billion in our base case scenario and $18.5 billion, $9.7 billion and $8.1 billion in upside, downside and extreme scenarios, respectively. The projected cumulative distributable earnings of our in-force variable annuity portfolio and the estimated present value of our in-force portfolio over its lifetime are based on certain actuarial assumptions. Our actual future results may differ from those in our projections and no assurance can be given that future experience will be in line with our assumptions. For additional information, see “—Segment Information—Individual Retirement—Supplemental Information on Our In-Force Variable Annuity Business.”

Our leading retirement businesses are well-positioned to grow. There is a growing need for financial products that provide retirement income as well as a measure of protection against equity market volatility. In both the affluent and high net worth markets and in the K-12 education market, we believe that we are well-positioned to benefit from the growing and aging U.S. population and the continued shift away from defined benefit plans.

•	For affluent and high net worth clients approaching retirement, our individual retirement products offer customers protection against market volatility and help instill confidence that their income needs will be satisfied in their retirement years.

•	In our Group Retirement business, we are the leading provider of retirement products and related solutions for the growing 403(b) K-12 education market. Our nationwide footprint of advisors provides valuable advisory services to a wide range of clients in the education market saving for retirement.

Our Investment Management and Research business is strategically positioned to grow. We believe our Investment Management and Research business is well-positioned to navigate an evolving environment in which growth in passive strategies is pressuring fees for many active asset managers. We sell products and solutions that are difficult to replicate through passive mechanisms, including many of our credit, multi-asset and alternative strategies. We are present in markets worldwide, many of which have been less affected by the growth of passive investment options, such as parts of Asia. Additionally, a significant majority of our active equity and fixed income assets are in services that regularly exceed their benchmarks for the three-year performance period. The combination of relevance and performance has resulted in an annual organic growth rate for AB that has exceeded the average of AB’s closest asset manager peers for the past three years.

Our Protection Solutions business is well established and has growth potential in select segments. We are one of the leading life insurance providers in the United States, specifically with respect to VUL and IUL, and are committed to disciplined underwriting. Our in-force portfolio provides diversification on our statutory capital base and attractive cash flows. Over the years, much of this market has become commoditized, and we now selectively focus on the less capital intensive VUL and IUL accumulation segments of the market.

Our focus on less capital intensive fee-based products results in lower capital needs. Our ability to create less capital intensive products and solutions that meet the evolving needs of our clients, while still achieving our risk-adjusted return targets, has allowed us in recent years to capture increased market share, particularly in the variable annuity market. Our Individual Retirement, Group Retirement and Investment Management and Research segments’ earnings are predominantly fee-based.

Our premier affiliated retail and institutional distribution platform differentiates us from competitors. We benefit from a broad reach across affiliated and third-party channels. Our affiliated retail distribution platform consists of our nearly 4,700 licensed AXA Advisors as well as a direct network of nearly 200 Bernstein Financial Advisors serving approximately 15,000 high net worth clients as of June 30, 2017. The institutional platform in our retirement and protection segments is broad with more than 1,000 third-party relationships providing access to an additional approximately 150,000 financial professionals, while AB’s global distribution team of more than 500 professionals reach approximately 4,900 distribution partners and more than 500 institutional clients. We believe that our close alignment with our affiliated distribution platform, in conjunction with our extensive and growing network of third-party relationships, differentiates us from our competitors and allows us to effectively distribute our products and write high-quality new business.

Our disciplined risk management framework protects our balance sheet. We have well-developed technical risk management capabilities which are embedded throughout our business. Our decisions are driven by an internal economic model designed to ensure that we protect our solvency, honor our obligations to our clients and provide attractive risk-adjusted returns for our stockholders. For example, our variable annuity hedging strategy is focused on protecting the economic value of our liabilities while allowing us to return cash to our stockholders through dividends and share repurchases across a variety of economic scenarios.

Our highly experienced management team brings strong capabilities. We are led by well-respected industry veterans who bring diverse U.S. and global experiences with long-standing experience in the financial services industry.

Our Strategy

Our overarching objective is to position Holdings as the most trusted partner to clients by providing advice, products and services that help them navigate complex financial situations. We believe we are well-positioned to use our competitive strengths to grow our earnings base, actively manage our capital and generate attractive risk-adjusted returns for our stockholders. We have identified specific initiatives that are designed to grow our business, enhance productivity and optimize our capital. Underpinning this strategy is our commitment to disciplined risk management and a sound people strategy.

Growth Strategies

Deliver organic growth by focusing on attractive market segments. We intend to continue to innovate across our businesses, enhancing existing products and creating new products to service the needs of our retail and institutional clients.

Individual Retirement—We plan to further build on our market-leading position in the variable annuity market through continued innovation in our product portfolio to address evolving customer preferences and will seek opportunities to continue to expand our distribution network by deepening relationships with existing partners and developing relationships with new partners and channels. A key component of our strategy is to ensure that we maintain an “all-weather” portfolio to meet the needs and risk appetites of consumers through different market cycles. An example of this is the significant success we have had with SCS, which is designed to meet consumers’ preference for some downside protection while sharing in the potential for market upside.

Group Retirement—We will take advantage of our market-leading position in the K-12 education market where we expect attractive growth prospects through our more than 950 dedicated advisors serving clients in more than 8,700 public school plans as of June 30, 2017. We see further growth opportunities through expansion of our distribution capabilities and plan to use our new mutual fund platform to retain existing clients and expand our client base. We will continue to leverage technology through our direct marketing and online enrollment program, which provides an omni-channel capability to augment our proven advisor model.

Investment Management and Research—We will continue to build on AB’s heritage of research excellence and ingenuity to develop new actively managed solutions for which investors see value and are willing to pay a price premium over passively managed alternatives.

AB has a suite of actively managed, differentiated equity and fixed income services, delivering strong risk-adjusted returns. For instance, 92% of our fixed income services and 85% of our equity services have outperformed their benchmarks over the three-year period ended June 30, 2017.

In addition, our Multi-Asset Solutions group develops outcome-oriented services for institutional and retail clients, including innovative offerings such as our multi-manager target-date funds and our hedge fund replication strategies. We also have a diverse offering of alternative strategies with strong emerging track records that we expect to commercialize and grow over the next three years.

Protection Solutions—We will focus our strategy on asset accumulation segments that are less capital intensive, such as VUL and IUL insurance which offer attractive risk-adjusted returns. We plan to improve our segment Operating ROE and operating earnings over time through earnings generated from sales of our repositioned product portfolio and by proactively managing and optimizing our in-force book.

In 2015, we entered the employee benefits market and have been focused on growing our capabilities. Using our strong presence in the small and medium-sized businesses market, we have developed a differentiated value proposition for employers where margins remain attractive.

Continue to expand and deepen our distribution channels. Over the last three years, we have had strong sales growth while maintaining attractive risk-adjusted returns. The combination of a strong affiliated sales force, symbiotic third-party relationships, financial strength and innovative product design has allowed us to achieve this while shifting our mix of business towards less capital intensive products.

We see opportunities for continued growth by expanding our affiliated and third-party distribution channels. We plan to expand our third-party distribution footprint with select partners and grow our footprint in the fee-based registered investment adviser channel. We have a track record in building new channels such as selling retirement products through P&C firms, which commenced in 2011 and accounted for approximately $670 million of FYP in 2016.

We plan to enhance sales delivery through investments in automation, analytics and digital capabilities. In recent years, we have upgraded our financial planning tool software for our advisers, and built new distribution capabilities alongside our affiliated sales force such as our outbound customer relations unit.

At AB, we are investing in our distribution capabilities to accelerate growth of well-performing products in U.S. and European retail channels. We are building our institutional sales capability to drive increased penetration of Multi-Asset Solutions and alternatives and deploying digital technologies to accelerate growth in our Private Wealth Management division. In addition, we will continue to leverage AB’s leading position in certain Asian markets to distribute our differentiated equity and fixed income solutions.

Productivity Strategies

Enhance profitability through diligent focus on managing expenses while still delivering a best-in-class customer experience. Over the last five years, we have delivered approximately $400 million in productivity and efficiency gains, principally through right-sizing our organization, selectively outsourcing certain functions, reducing our real estate footprint and implementing information technology productivity measures. We see additional opportunities to improve profitability across our businesses through operating expense reductions, without impacting our ability to serve our existing clients and grow our businesses. In particular, we plan to:

•	Shift our real estate footprint away from the New York metropolitan area to provide space efficiencies and lower labor costs and, where possible, take advantage of state and local tax incentives;

•	Replace costly technology infrastructure with more efficient and more up-to-date alternatives, including cloud-based solutions, and use lean management and agile practices to both enhance service and reduce infrastructure cost;

•	Leverage new technologies to further drive productivity, including accelerating our eDelivery, self-service and paperless initiatives to both improve service and reduce operating costs; and

•	Expand existing outsourcing arrangements (currently several hundred roles supporting service and finance) to further improve cost competitiveness.

Capital Optimization

Optimize our General Account portfolio. Currently, we have an outsized position in U.S. Treasury bonds when compared to many of our principal competitors in the United States and a relatively short credit portfolio duration. Over time, we expect to gradually transition our portfolio to be in line with our economic liabilities and better optimize our capital under a U.S. framework. Principally, we plan to transition a portion of our investment portfolio from U.S. Treasury bonds to high quality investment grade corporate bonds, as well as extend our investment portfolio’s credit duration, resulting in a meaningful increase in the yield on our General Account assets.

Proactively manage our business portfolio. One of our primary objectives is to improve our financial performance. In addition to driving operating earnings, we plan to continue to proactively manage our in-force portfolio to ensure we optimize equity invested in our businesses. This includes market transactions, reinsurance and exercising contractual rights as appropriate. Underpinning this is our strong experience in managing our various portfolios through actions such as buyouts, fund substitutions and portfolio sales.

Return capital to stockholders. We will focus on returning excess capital to stockholders actively and prudently. Our expected sources of excess capital generation over the course of the next several years include cash flow generated by earnings associated with our diverse, seasoned portfolio of retirement and protection businesses and quarterly unitholder distributions from our economic interest in AB, of which more than half will be held outside of our insurance company subsidiaries after giving effect to the Reorganization Transactions.

Risk Management Strategy

Maintain risk management discipline. The goal of our risk management strategy is to protect capital, enable growth and achieve profitable results across various market cycles. For our variable annuity business, we use a dynamic hedging strategy to offset changes in the economic liability of our GMxB features due to changes in equity markets and interest rates. In addition, prospectively we plan to supplement this dynamic strategy with additional hedge positions to maintain a target asset level for all variable annuities at or above a CTE98 level under most economic scenarios, and to maintain a CTE95 level even in extreme scenarios. For our non-variable annuity insurance businesses, we aim to maintain a 350% RBC ratio, which, combined with the variable annuity capital would result in a Combined RBC Ratio in excess of 500% at the time of this offering.

In addition, we expect that our diverse, seasoned in-force book of business should continue to generate statutory earnings further bolstering our statutory capital position. We expect to have a debt to capital ratio that supports strong financial strength ratings.

We have enhanced our internal economic model to orient the company more toward U.S. regulatory and capital frameworks. Product pricing, new portfolio investments and capital distribution decisions are driven by this economic model and are designed to protect our economic solvency, honor our obligations to our clients and provide attractive risk-adjusted returns for our stockholders.

People Strategy

Raising likelihood of success through our people strategy. We understand that to execute our plan successfully we need not only a sound business strategy but an equally well-developed people strategy. In addition to ensuring strong alignment across our organization to our goals and strategies, we will continue our long-standing commitment to building a culture of inclusion, professional excellence and continuous learning. We are very pleased to have been recognized as a “Great Place to Work” in 2016 and 2017 by the Great Place to

Work® Institute, an independent workplace authority. Professional development has always been a key part of our philosophy. For example, we were a founding partner with The American College of Financial Services in developing the Chartered Life Underwriter designation, which remains the industry standard. In addition to investing in our people’s development, we continually look for opportunities to bring in fresh talent to augment our team.

Financial Goals

We have designed our financial goals to maintain a strong balance sheet while delivering disciplined profitable growth. We have established the following financial goals which we believe best measure the execution of our business strategy and align with our stockholders’ interests:

•	Target asset level for all variable annuities at or above a CTE98 and a RBC ratio of 350% for our non-variable annuity insurance liabilities;

•	Target Total Operating ROE of by 2020, subject to market conditions; and

•	Return of capital to stockholders equal to at least 40-60% of our Total Operating Earnings on an annualized basis starting in 2018, including payment of a dividend.

These goals are based on our baseline business plan scenario, which we refer to as our “Base Case Scenario.” Our Base Case Scenario assumes 6.25% annual equity market returns, the yield on the 10 year U.S. Treasury note rising ratably over 10 years to 3.4% and policyholder behavior based on our current best estimate assumptions which include dynamic variables to reflect the impact of change in market levels. Actual results related to these targets may vary depending on various factors, including actual capital market outcomes, changes in actuarial models or emergence of actual experience, changes in regulation as well as other risks and factors discussed in “Business—Financial Goals” and “Risk Factors.” Total Operating ROE and Total Operating Earnings are non-GAAP financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Measures.”

Actual results related to the financial goals described above may vary depending on various factors, including actual capital market conditions, actual interest rate movements, changes in actuarial models or emergence of actual experience. In setting the targets described above, we have made significant assumptions with respect to, among other things:

•	our amount of new sales of individual retirement, group retirement and protection solutions products;

•	net flows at AB and the amount of distributions from AB;

•	the absence of new regulation such as NAIC variable annuity reserve and capital reform, corporate tax reform and an effective tax rate of 35%;

•	our degree of leverage following the Recapitalization due to indebtedness incurred in connection with the Recapitalization or following the consummation of this offering;

•	limited differences between actual experience and existing actuarial assumptions, including assumptions for which existing experience is limited and experience will emerge over time;

•	the efficacy and maturity of existing actuarial models to appropriately reflect all aspects of our existing and in-force businesses;

•	the effectiveness and cost of our proposed hedging program, the timing of its implementation and the impact of our hedging strategy on net income volatility and possible negative effects on our statutory capital;

•	completion of the Reorganization Transactions, and our ability to implement our business strategy, including optimizing our General Account portfolio and reducing expenses;

•	new regulations previously issued by the DOL that we expect will be implemented sometime during the planning timeframe, and that such regulations will be consistent with the proposals at the time of this filing;

•	our access to capital; and

•	general conditions of the markets in which our businesses operate.

While these targets are presented with numerical specificity, and we believe such targets to be reasonable as of the date of this prospectus, given the uncertainties surrounding such assumptions, there are significant risks that these assumptions may not be realized and as a result, the financial goals may not be achieved. Accordingly, our actual results may differ from these financial goals and the differences may be material and adverse, particularly if actual events adversely differ from one or more of our key assumptions. The financial goals and their underlying assumptions are forward-looking statements and can be affected by any of the factors discussed in “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Information.” We strongly caution investors not to place undue reliance on any of these assumptions or financial goals. Except as may be required by applicable securities laws, we are not under any obligation and expressly disclaim any obligation to update or alter any assumptions, estimates, financial goals, projections or other related statements that we may make.

Segment Information

We are organized into four segments: Individual Retirement, Group Retirement, Investment Management and Research, and Protection Solutions. We report certain activities and items that are not included in our segments in Corporate and Other.

The following table presents operating earnings (loss) by segment and Corporate and Other for the six months ended June 30, 2017 and 2016 and for the years ended December 31, 2016, 2015 and 2014:

	Six Months Ended June 30,		Years Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Operating Earnings
Individual Retirement	$561	$467	$1,176	$1,032	$788
Group Retirement	129	83	173	175	175
Investment Management and Research	90	77	161	172	172
Protection Solutions	(23)	42	(3)	107	186

Total segment operating earnings	757	669	1,507	1,486	1,321

Corporate and Other	(116)	(146)	(182)	(131)	(153)

Total Operating Earnings	$641	$523	$1,325	$1,355	$1,168

For additional financial information on segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations by Segment” and note 18 of the notes to our annual financial statements included elsewhere in this prospectus.

Individual Retirement

Our Individual Retirement segment is a leading provider of individual variable annuity products, which are primarily sold to affluent and high net worth individuals saving for retirement or seeking guaranteed retirement income. We have a long history of innovation, as one of the first companies, in 1968, to enter the variable annuity market, as the first company, in 1996, to provide variable annuities with living benefits, and as the first company, in 2010, to bring to market an index-linked variable annuity product. Our Individual Retirement business is an important source of earnings and cash flow for our company, and we believe our hedging strategy preserves a substantial portion of these cash flows across a wide range of risk scenarios. The primary sources of revenue for our Individual Retirement segment include fee revenue and investment income. As of June 30, 2017, we had more than 900,000 variable annuity contracts in force, representing approximately $98.6 billion of AV.

We principally focus on selling three variable annuity products, each of which provides policyholders with distinct benefits, features and return profiles. We continue to innovate our offering, periodically updating our product benefits and introducing new variable annuity products to meet the evolving needs of our clients while managing the risk and return of these variable annuity products to our company. Due to our innovation, our product mix has evolved considerably since the financial crisis. The majority of our sales in 2016 consisted of products without GMxB features (other than the return of premium (“ROP”) death benefit), and less than 5% of 2016 FYP had fixed rate guarantees. We believe that our current portfolio of less capital intensive products offers a range of solutions for our clients and provides us with attractive risk-adjusted returns.

We sell our variable annuity products through AXA Advisors and a wide network of approximately 600 third-party firms, including banks, broker-dealers and P&C firms, reaching more than 100,000 advisors. This differentiated distribution network, along with our diverse product portfolio, has enabled us to rank among the industry leaders in sales of variable annuity products. As of December 31, 2016, we ranked third in variable annuity market share based on sales, and our wholesalers serving third-party firms ranked second in variable annuity sales productivity in the third-party channel, according to Market Metrics. As of December 31, 2016, our in-force block ranked sixth based on variable annuity AV, according to the J.P. Morgan Market Share Bible.

We believe that our current portfolio of less capital intensive products offers a range of solutions for our clients and provides us with attractive risk-adjusted returns. To further our growth, we plan to continue to innovate our product portfolio, expand and deepen our distribution channels and effectively manage risk in our business.

Product Innovation. We have created a diverse portfolio of variable annuity products that are designed to be attractive in different market scenarios and economic conditions. We will seek opportunities to expand our product line-up in new segments of the individual variable annuity market that leverage our product design, risk management and distribution capabilities and provide additional growth opportunities with favorable risk-adjusted returns. For affluent and high net worth clients approaching retirement, our individual retirement products offer customers protection against market volatility and help instill confidence that their income needs will be satisfied in their retirement years.

Distribution Expansion. We have a large and differentiated distribution network that includes AXA Advisors and a wide range of financial services firms including broker-dealers, banks, wirehouses, P&C firms and registered investment advisers. We have had considerable success in evolving our third-party distribution network by growing in the bank, broker-dealer and P&C channels and will seek opportunities to continue to expand our distribution network by deepening relationships with existing partners and developing relationships with new partners and channels.

Risk Management. We have taken a multi-pronged approach to actively manage the economic risks associated with our in-force variable annuity products. We use a dynamic hedging strategy to offset changes in the economic liability of our GMxB features due to changes in equity markets and interest rates (within this strategy we reevaluate our economic exposure at least daily and rebalance our hedge positions accordingly). We plan to supplement this dynamic strategy with additional static hedge positions (derivatives positions intended to be held to maturity with less frequent rebalancing) to maintain a target asset level for all variable annuities at a CTE98 level under most economic scenarios, and to maintain a CTE95 level even in extreme scenarios. In addition to these hedging strategies, we employ various other methods to manage the risks of our in-force variable annuity products, including asset-liability matching, volatility management tools within the Separate Accounts, and an active in-force management program, including buyout offers.

Variable Annuities Policy Feature Overview

Variable annuities allow the policyholder to make deposits into accounts offering variable investment options. For deposits allocated to Separate Accounts, the risks associated with the investment options are borne entirely by the policyholder, except where the policyholder elects GMxB features in certain variable annuities, for which additional fees are charged. Additionally, certain variable annuity products permit policyholders to allocate a portion of their account to the General Account and are credited with interest rates that we determine, subject to certain limitations. As of June 30, 2017, the total AV of our variable annuity products was $98.6 billion, consisting of $81.2 billion of policyholder Separate Account assets and $17.4 billion of policyholder General Account assets.

Certain variable annuity products offer one or more GMxB features in addition to the standard return of premium death benefit guarantee. GMxB features (other than the return of premium death benefit guarantee) provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) adjusted for withdrawals, thus guarding against a downturn in the markets. The rate of this return may increase the specified benefit base at a guaranteed minimum rate (i.e., a fixed roll-up rate) or may increase the benefit base at a rate tied to interest rates (i.e., a floating roll-up rate). GMxB riders must be chosen by the policyholder no later than at the issuance of the contract.

The following table presents our variable annuity AV by GMxB feature for the Individual Retirement segment as of June 30, 2017, December 31, 2016 and December 31, 2015:

	As of
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
Account Value
Non-GMxB	$20,153	$17,433	$13,060
ROP Death Benefit Only	9,408	9,309	9,475

Total Non-GMxB & ROP Death Benefit Only	$29,561	$26,742	$22,535
Floating Rate GMxB	20,133	18,768	16,217
Fixed Rate GMxB	48,877	48,094	49,605

Total Variable Annuity AV	$98,571	$93,604	$88,357

The following table presents our variable annuity benefit base by GMxB feature for the Individual Retirement segment as of June 30, 2017, December 31, 2016 and December 31, 2015. Many of our variable annuity contracts offer more than one type of GMxB feature such that the amounts listed below are not mutually exclusive. Thus, the benefit base cannot be totaled.

	As of
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
Benefit Base
ROP Death Benefit Only	$6,448	$6,640	$7,084
Floating Rate GMxB
GMDB	19,774	18,948	16,635
GMIB	17,299	16,211	13,396
Fixed Rate GMxB
GMDB	63,319	63,926	65,650
GMIB	66,137	66,130	67,010

The guaranteed benefit received by a policyholder pursuant to a GMxB feature is calculated based on the benefit base. The benefit base is defined as a hypothetical amount (i.e., not actual cash value) used to calculate the policyholder’s optional benefits within a variable annuity. A benefit base cannot be withdrawn for cash and is used solely to calculate the variable annuity’s optional guarantees. Generally, the benefit base is not subject to a cap on the value. However, the benefit base stops increasing after a defined time period or at a maximum age, usually age 85 or 95, as defined in the contract.

The calculation of the benefit base varies by benefit type and may differ in value from the policyholder’s AV for the following reasons:

•	The benefit base is defined to exclude the effects of a decline in the market value of the policyholder’s AV. By excluding market declines, actual claim payments to be made in the future to the policyholder will be determined without giving effect to market declines.

•	The terms of the benefit base may allow it to increase at a guaranteed rate irrespective of the rate of return on the policyholder’s AV.

•	Generally, the benefit base may also increase with subsequent contributions made after the initial contribution by the policyholder at the issuance of the contract, or with an increase in the AV due to market performance.

We currently offer GMxB riders. Their principal features are as follows:

•	GMDBs provide that in the event of the death of the policyholder, the beneficiary will receive the higher of the current contract account balance or the benefit base upon the death of the owner (or annuitant).

•	GMIBs provide, if elected by the policyholder after a stipulated waiting period from contract issuance, guaranteed minimum annual lifetime payments based on predetermined guaranteed annuity purchase factors that may exceed what the contract AV can purchase at then-current annuity purchase rates.

For a detailed discussion of GMxB riders, see “—Overview of GMxB Features.”

Products

We primarily sell three variable annuity products, each providing policyholders with distinct features and return profiles. We believe these products offer us attractive risk-adjusted returns. Our current primary product offering, ordered below according to sales volume for the year ended December 31, 2016, includes:

SCS. Our index-linked variable annuity product allows the policyholder to invest in various investment options, whose performance is tied to one or more securities indices, commodities indices or ETFs, subject to a performance cap, over a set period of time. The risks associated with such investment options are borne entirely by the policyholder, except the portion of any negative performance that we absorb (a buffer) upon investment maturity. This variable annuity does not offer GMxB features, other than an optional return of premium death benefit that we plan to introduce on some versions.

Retirement Cornerstone. Our Retirement Cornerstone product offers two platforms: (i) RC Performance, which offers access to over 100 funds with annuitization benefits based solely on non-guaranteed account investment performance and (ii) RC Protection, which offers access to a focused selection of funds and an optional floating-rate GMxB feature providing guaranteed income for life, with a choice between two floating roll-up rate options.

Investment Edge. Our investment-only variable annuity is a wealth accumulation variable annuity that defers current taxes during accumulation and provides tax-efficient distributions on non-qualified assets through scheduled payments over a set period of time with a portion of each payment being a return of cost basis, thus excludable from taxes. Investment Edge does not offer any GMxB feature other than an optional return of premium death benefit.

Other products. We offer other products which offer optional GMxB benefits. These other products do not contribute significantly to our sales.

The following chart illustrates the evolution of our variable annuity products between 2008 and 2016. Over this period, we shifted our business from selling variable annuity products with GMxB features with fixed roll-up rates, to predominantly (i) variable annuity products without GMxB features (other than the return of premium death benefit in some cases) and (ii) variable annuity products with GMxB features featuring floating roll-up rates.

The following tables present the relative contribution to FYP of each of the above products and GMxB features for the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015.

FYP by Product	Six Months Ended	Year Ended
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
SCS	$2,149	$3,424	$1,449
Retirement Cornerstone	1,248	3,042	4,687
Investment Edge	195	408	412
Other	207	469	533

Total FYP	$3,799	$7,344	$7,080

	Six Months Ended	Year Ended
FYP by Guarantee Feature	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
Non-GMxB	$2,540	$4,265	$2,769
ROP Death Benefit Only	153	271	323

Total Non-GMxB & ROP Death Benefit Only	$2,693	$4,537	$3,092

Floating Rate GMxB	1,036	2,600	3,754
Fixed Rate GMxB	70	208	234

Total FYP	$3,799	$7,344	$7,080

Our sales for the six months ended June 30, 2017 and the year ended December 31, 2016 further demonstrate the result of our product sales evolution, as 67% and 58% of FYP, respectively, came from variable annuity products that do not contain GMxB riders, and of the GMxB riders sold, they overwhelmingly featured floating, as opposed to fixed, roll-up rates.

Our Individual Retirement segment works with AXA Equitable FMG to identify and include appropriate underlying investment options in its products, as well as to control the costs of these options and increase profitability of the products. AXA Equitable FMG also offers our product designers access to initial due diligence and contract negotiations for outside variable investment portfolios that may be offered within the product. For a discussion of AXA Equitable FMG, see below “—AXA Equitable FMG.”

Markets

For our Individual Retirement segment, we target sales of our products to affluent and high net worth individuals and families saving for retirement or seeking retirement income. As the retirement age population in the United States continues to grow and employers continue to shift away from defined benefit plans, we expect the need for these retirement savings and income products to expand.

Within our target customer base, customers prioritize certain features based on their life-stage and investment needs. In addition, our products offer features designed to serve different market conditions. SCS targets clients with investable assets who want exposure to equity markets, but also want to guard against a market correction. Retirement Cornerstone targets clients who want growth potential and guaranteed income with increases in a rising interest rate environment. Investment Edge targets clients concerned about rising taxes.

Distribution

We distribute our variable annuity products through AXA Advisors, and through third-party distribution channels. For the year ended December 31, 2016, AXA Advisors represented 38% of our variable annuity FYP in this segment, while our third-party distribution channel represented 62% of our variable annuity FYP in this segment. We employ 150 external and internal wholesalers who distribute our variable annuity products across both channels. Our wholesalers serving third-party firms ranked second in third-party variable annuity wholesale productivity for the year ended December 31, 2016, according to Market Metrics.

Affiliated Distribution. We offer our variable annuity products on a retail basis through our affiliated retail sales force of financial professionals, AXA Advisors. These financial professionals have access to and offer a broad array of variable annuity, life insurance, employee benefits and investment products and services from AXA and unaffiliated insurers and other financial service providers.

Third-Party Distribution. We have shifted the focus of our third-party distribution significantly over the last decade, growing our distribution in the bank, broker-dealer and P&C firm channels and providing us access to more than 100,000 financial professionals. For example, in 2011, we began distributing our variable annuity products to P&C firms. Today, we work with some of the country’s largest P&C firms and our sales through this channel have grown to comprise 9% of our total FYP for the year ended December 31, 2016.

The table below presents the contributions to and percentage of FYP of our variable annuity products by distribution channel for the year ended December 31, 2016.

Other than AXA Advisors, no single distribution firm contributed more than 10% of our sales in 2016.

Competition

Our Individual Retirement business competes with traditional life insurers, as well as banks, mutual fund companies and other investment managers. The variable annuities market is highly competitive, with no single provider dominating the market across products. The main factors that distinguish competitors to clients include product features, access to capital, access to diversified sources of distribution, financial and claims-paying ratings, investment options, brand recognition, quality of service, technological capabilities and tax-favored status of certain products. Competition may affect, among other matters, both the growth of our business and the pricing and features of our products.

Underwriting and Pricing

We generally do not underwrite our variable annuity products on an individual-by-individual basis. Instead, we price our products based upon our expected investment returns and assumptions regarding mortality, longevity and persistency for our policyholders collectively, while taking into account historical experience. We price annuities by analyzing longevity and persistency risk, volatility of expected earnings on our AV and the expected time to retirement. Our product pricing models also take into account capital requirements, hedging costs and operating expenses. Investment-oriented products are priced based on various factors, which may include investment return, expenses, persistency and optionality.

Our variable annuity products generally include penalties for early withdrawals. From time to time, we reevaluate the type and level of GMxB and other features we offer. We have previously changed the nature and pricing of the features we offer and will likely do so from time to time in the future as the needs of our clients, the economic environment and our risk appetite evolve.

Fees on AV, Fund Assets, Benefit Base and Investment Income

We earn various types of fee revenue based on AV, fund assets and benefit base. In general, fees from GMxB features that are calculated based on the benefit base are more stable compared to fees calculated based on the AV.

Mortality & Expense, Administrative Charges and Distribution Charges. We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality risks, administrative expenses and a portion of our sales expenses under the variable annuity contract. These charges are calculated based on the portion of the policyholder’s AV allocated to the Separate Accounts and are expressed as an annual percentage.

Withdrawal Charges. Some variable annuity contracts may also impose charges on withdrawals for a period after the purchase, and in certain products for a period after each subsequent contribution, also known as the withdrawal charge period. A withdrawal charge is calculated as a percentage of the contributions withdrawn. The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution had been invested in the contract. Withdrawal charges generally decline gradually over the withdrawal charge period, which can range from zero to 12 years depending on the product and share class. Our variable annuity contracts typically permit policyholders to withdraw up to 10% of their AV each year without any withdrawal charge, although their guarantees may be significantly negatively impacted by such withdrawals. Contracts may also specify circumstances when no surrender charges apply (for example, upon payment of a death benefit or due to disability, terminal illness or confinement to a nursing home).

Investment Management Fees. We charge investment management fees for the proprietary funds managed by AXA Equitable FMG that are offered as investments under the variable annuities. Investment management fees are also paid on the non-proprietary funds managed by investment advisers unaffiliated with us to the unaffiliated investment advisers. Investment management fees differ by fund. A portion of the investment management fees charged on funds managed by subadvisers unaffiliated with us are paid by us to the subadvisers. Investment management fees reduce the net returns on the variable annuity investments.

12b-1 Fees and Other Revenue. 12b-1 fees are paid by the mutual funds which our policyholders chose to invest in and are calculated based on the net assets of the funds allocated to our subaccounts. These fees reduce the returns policyholders earn from these funds. Additionally, mutual fund companies with funds that are available to policyholders through the variable annuity subaccounts pay us fees consistent with the terms of administrative service agreements. These fees are funded from the fund companies’ net revenues.

Death Benefit Rider Charges. We deduct a charge annually from the policyholders’ AV on each contract date anniversary for most of our optional death benefits. This charge is in addition to the base mortality and expense charge for promising to pay the GMDB. The charges earned vary by generation and rider type. For some death benefits, the charges are calculated based on AV, but for enhanced death benefits, the charges are normally calculated based on the benefit base.

Living Benefit Riders Charges. We deduct a charge annually from the policyholders’ AV on each contract date anniversary. We earn these fees for promising to pay guaranteed benefits while the policyholder is alive, such as for any type of GMLB (including GMIB, GWBL, GMWB and GMAB). The fees earned vary by generation and rider type and are calculated based on the benefit base.

Investment Income. We earn revenue from investment income on our General Account investments.

Risk Management

We approach risk management of our variable annuity products: (i) prospectively, by assessing, and from time to time, modifying our current product offerings to manage our risk and (ii) retrospectively, by implementing actions to reduce our exposure and manage the risks associated with in-force variable annuity contracts.

Current GMxB Product Strategy

Over the last decade, we have redesigned our variable annuity product offering by introducing new variable annuities without GMxB features, discontinuing the offering of certain GMxB features and adding or adjusting other features to better enable us to manage the risk associated with these products. Through the increase in sales of our products without GMxB features, sales of our variable annuity contracts with GMxB features have decreased significantly as a percentage of our total sales. We continue to offer certain GMxB features to meet evolving consumer demand while maintaining attractive risk-adjusted returns and effectively managing our risk.

Some of the features of our GMxB products have been redesigned over the past several years to better manage our risk and to meet customer demand. For example:

•	we primarily offer floating (tied to interest rates), as opposed to fixed, roll-up rates;

•	we offer lower risk investment options, including passive investments and bond funds with reduced credit risk if certain optional guaranteed benefits are elected; and

•	we offer managed volatility funds, which seek to reduce the risk of large, sudden declines in AV during market downturns by managing the volatility or draw-down risk of the underlying fund holdings through re-balancing the fund holdings within certain guidelines or overlaying hedging strategies at the fund level.

To further manage our risk, features in our current GMxB products provide us with the right to make adjustments post-sale, including the ability to increase benefit charges. For more information on GMxB features contained in our current and in-force products, see below “—Overview of GMxB Features.”

In-force Variable Annuity Management

Since the financial crisis, we have implemented several actions to reduce our exposure and manage the risks associated with in-force variable annuity contracts while ensuring policyholder rights are fully respected. We manage the risks associated with our in-force variable annuity business through our dynamic hedging program, reinsurance and product design. The dynamic hedging program was implemented in the early 2000s and today is managed by a dedicated team focused on managing our total variable annuity assets to a CTE level consistent with our financial goals. In addition, we use reinsurance for the GMxB riders on our older variable annuity products (generally issued 1996-2004). We have also introduced several other risk management programs, some of which are described in this section below.

To actively manage and protect against the economic risks associated with our in-force variable annuity products, our management team has taken a multi-pronged approach. Our in-force variable annuity risk management programs include:

Hedging

We use a dynamic hedging strategy supplemented by static hedges to offset changes in our economic liability from changes in equity markets and interest rates. In addition, prospectively we plan to supplement this dynamic strategy with additional hedge positions to maintain a target asset level for all variable annuities at a CTE98 level under most economic scenarios, and to maintain a CTE95 level even in extreme scenarios. A wide range of derivatives contracts are used in these hedging programs, such as futures and total return swaps (both equity and fixed income), options and variance swaps, as well as, to a lesser extent, bond investments and repurchase agreements. For GMxB features, we retain certain risks including basis, credit spread and some volatility risk and risk associated with actual versus expected assumptions for mortality, lapse and surrender, withdrawal and contract-holder election rates, among other things.

Reinsurance

We have used reinsurance to mitigate a portion of the risks that we face in certain of our variable annuity products with regard to a portion of the GMxB features. Under our reinsurance arrangements, other insurers assume a portion of the obligation to pay claims and related expenses to which we are subject. However, we remain liable as the direct insurer on all risks we reinsure and, therefore, are subject to the risk that our reinsurer is unable or unwilling to pay or reimburse claims at the time demand is made. We evaluate the financial condition of our reinsurers in an effort to minimize our exposure to significant losses from reinsurer insolvencies.

Non-affiliate Reinsurance. We have reinsured to non-affiliated reinsurers a portion of our exposure on variable annuity products that offer a GMxB feature issued through February 2005. At December 31, 2016, we had reinsured to non-affiliated reinsurers, subject to certain maximum amounts or caps in any one period, approximately 11.8% of our net amount at risk resulting from the GMIB feature and approximately 3.6% of our net amount at risk to the GMDB obligation on variable annuity contracts in force as of December 31, 2016.

Captive Reinsurance. In addition to non-affiliated reinsurance, AXA Equitable Life ceded to AXA RE Arizona, a captive reinsurance company established by AXA Financial in 2003, a 100% quota share of all liabilities for variable annuities with GMxB riders other than return of premium death benefit issued on or after January 1, 2006 and in-force on September 30, 2008 and a 100% quota share of all liabilities for variable annuities with GMIB riders issued on or after May 1, 1999 through August 31, 2005 in excess of the liability assumed by two unaffiliated reinsurers, which are subject to certain maximum amounts or limitations on aggregate claims (the “Excess Risks”). Prior to the completion of this offering, we intend to effect the GMxB Unwind. It is expected that upon completion of the GMxB Unwind, AXA Equitable Life will have assumed all of the liabilities of the GMxB Business that were previously ceded to AXA RE Arizona and the Excess Risks will be novated to a newly formed captive reinsurance company. For additional information on the GMxB Unwind, see “The Reorganization Transactions—Unwind of GMxB Reinsurance.”

Other Programs

We have introduced several other programs that reduced gross reserves and reduced the risk in our in-force block and, in many cases, offered a benefit to our clients by offering liquidity or flexibility:

Investment Option Changes. We made several changes to our investment options within our variable annuity products over the years to manage risk, employ more passive strategies and offer our clients attractive risk-adjusted investment returns. To reduce the differential between hedging instruments performance and fund performance, we added many passive investment strategies and reduced the credit risk of some of the bond portfolios, which is designed to provide a better risk adjusted return to clients. We also introduced managed volatility funds in 2009. Our volatility management strategy seeks to reduce the portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the portfolio. Historically when market volatility is high, equity markets generally are trending down, and therefore this strategy is intended to reduce the overall risk of investing in the portfolio for clients.

Optional Buyouts. Since 2012, we have implemented several successful buyout programs that benefited clients whose needs had changed since buying the initial contract and reduced our exposure to certain types of GMxB features. We have executed buyout programs since 2012, offering buyouts to contracts issued between 2002 and 2009.

Premium Suspension Programs. We have suspended the acceptance of subsequent premiums to certain GMxB contracts.

Lump Sum Option. Since 2015, we have provided certain policyholders with the optional benefit to receive a one-time lump sum payment rather than systematic lifetime payments if their AV falls to zero. This option provides the same advantages as a buyout. However, because the availability of this option is contingent on future events, their actual effectiveness will only be known over a long-term horizon.

Overview of GMxB Features

We have historically offered a variety of variable annuity benefit features, including GMxB features for our Individual Retirement segment.

Guaranteed Minimum Death Benefits Summary

We have historically offered a variety of types of GMxB features to our policyholders, including GMDB in isolation or together with GMLB, which include the following (with no additional charge unless noted):

•	Return of Premium Death Benefit. This death benefit pays the greater of the AV at the time of a claim following the owner’s death or the total contributions to the contract (subject to adjustment for withdrawals). The charge for this benefit is usually included in the Mortality & Expense charge that is deducted daily from the net assets in each variable investment option.

•	RMD Wealthguard Death Benefit. This death benefit features a benefit base that does not decrease by the amount of any IRS-mandated withdrawals, or “required minimum distributions” (“RMD”), from the contract. The benefit base automatically increases to equal the highest AV on the current or any prior contract anniversary until RMD withdrawals begin or until the owner reaches a specified maximum age, even if the AV is reduced by negative investment performance. The charges for this benefit is calculated based on the benefit base value and deducted annually from the AV.

•	Annual Ratchet (also referred to as Highest Anniversary Value). This death benefit features a benefit base that is reset each year to equal the higher of total contributions to the contract or the highest AV on the current or any prior contract anniversary (subject to adjustment for withdrawals), even if the AV is reduced by negative investment performance. The charge for this benefit is calculated based on the benefit base value and deducted annually from the AV.

•	Roll-up Death Benefit. This death benefit features a benefit base that increases (or “rolls up”) at a specified guaranteed annual rate (subject to adjustment for withdrawals), even if the AV is reduced by negative investment performance. The charge for this benefit is calculated based on the benefit base value and deducted annually from the AV. This GMxB feature was discontinued in 2003.

•	Greater of Roll-up or Annual Ratchet. This death benefit features a benefit base that increases each year to equal the higher of the initial benefit base accumulated at a specified guaranteed rate or the highest AV on the current or any prior contract anniversary (subject to adjustment for withdrawals), even if the AV is reduced by negative investment performance. The charge for this benefit is calculated based on the benefit base value and deducted annually from the AV.

In addition, we offered two guaranteed minimum death benefits with our GWBL rider, available at issue.

•	GWBL Standard Death Benefit. This death benefit features a benefit base that is equal to total contributions to the contract less a deduction reflecting the amount of any withdrawals made.

•	GWBL Enhanced Death Benefit. This death benefit features a benefit base that is equal to total contributions to the contract plus the amounts of any ratchets and deferral bonus, less a deduction reflecting the amount of any withdrawals made. This benefit was available for an additional fee.

We have historically offered a variety of guaranteed minimum death benefits in our Individual Retirement segment. The following table presents the AV and benefit based by type of guaranteed minimum death benefit. Because variable annuity contracts with GMDB features may also offer GMLB features, the GMDB amounts listed are not mutually exclusive from the GMLB amounts provided in the table below.

	As of June 30,		As of December 31,
	2017		2016		2015
	Account Value	Benefit Base	Account Value	Benefit Base	Account Value	Benefit Base
	(in millions)
GMDB In-Force(1)
ROP Death Benefit Only	$9,408	$6,448	$9,309	$6,640	$9,475	$7,084
Floating Rate GMDB
Greater of Ratchet or Roll-up	6,516	7,081	6,175	6,821	5,548	6,050
All Other(2)	13,617	12,693	12,593	12,127	10,669	10,585

Total Floating Rate GMDB	$20,133	$19,774	$18,768	$18,948	$16,217	$16,635

Fixed Rate GMDB
Greater of Ratchet or Roll-up	28,436	43,840	27,858	43,790	28,815	44,190
All Other(2)	20,441	19,479	20,236	20,136	20,789	21,460

Total Fixed Rate GMDB	$48,877	$63,319	$48,094	$63,926	$49,604	$65,650

Total GMDB	$78,418	$89,541	$76,171	$89,514	$75,296	$89,369

(1)	See table summarizing the NAR and reserves of policyholders by type of GMxB feature for variable annuity contracts as of June 30, 2017, December 31, 2016 and December 31, 2015 under “—Net Amount at Risk.”

(2)	All Other includes individual variable annuity policies with standalone Annual Ratchet or standalone Roll-up GMDB.

Guaranteed Living Benefits Summary

Our block of variable annuities includes four types of guaranteed living benefit riders: GMIB, GWBL/GMWB, GMAB and GIB. Based on total AV, approximately 66% and 64% of our variable annuity block included living benefit guarantees at June 30, 2017 and December 31, 2016, respectively.

GMIB. GMIB is our largest block of living benefit guarantees based on in-force AV. Policyholders who purchase the GMIB rider will be eligible, at the end of a defined waiting period, to receive annuity payments for life that will never be less than a guaranteed minimum amount, regardless of the performance of their investment options prior to the first payment. During this waiting period, which is often referred to as the accumulation phase of the contract and is usually 10 years, policyholders can invest their contributions in a range of variable and guaranteed investment options to grow their AV on a tax-deferred basis while increasing the value of the GMIB benefit base that helps determine the minimum annuity payment amount. Policyholders may elect to continue the accumulation phase beyond the waiting period if they wish to maintain the ability to take withdrawals from their AV or continue to participate in the growth of both their AV and GMIB benefit base.

The second phase of the contract starts when the policyholder annuitizes the contract, either by exercising the GMIB or through the contract’s standard annuitization provisions. Upon exercise of their GMIB, policyholders receive guaranteed lifetime income payments that are calculated as the higher of (i) application of their GMIB benefit base to the GMIB guaranteed annuity purchase factors specified in the contract or (ii) application of their AV to our then current or guaranteed annuity purchase factors. Beginning in 2005 we started offering a no-lapse guarantee on our GMIB riders that provides for the automatic exercise of the GMIB in the event that the policyholder’s AV falls to zero and provided no “excess withdrawals” (as defined in the contract) have been taken.

The charge for the GMIB is calculated based on the GMIB benefit base value and deducted annually from the AV.

GWBL. This benefit guarantees that a policyholder can take lifetime withdrawals from their contract up to a maximum amount per year without reducing their GWBL benefit base. The amount of each guaranteed annual withdrawal is based on the value of the GWBL benefit base. The GWBL benefit base is equal to the total initial contributions to the contract and will increase by subsequent contributions (where permitted), ratchets or deferral bonuses (if applicable), and will be reduced by any “excess withdrawals,” which are withdrawals that exceed the guaranteed annual withdrawal amount. The policyholder may elect one of our automated withdrawal plans or take ad hoc withdrawals. This benefit can be purchased on a single life or joint life basis. The charge for the GWBL is calculated based on the GWBL benefit base value and deducted annually from the AV. We ceased offering a standalone GWBL rider in 2008.

GMWB. This benefit guarantees that the policyholder can take withdrawals from their contract up to the amount of their total contributions, even if the AV subsequently falls to zero, provided that during each contract year total withdrawals do not exceed annual GMWB withdrawal amount that is calculated under the terms of the contract. The policyholder may choose either a 5% GMWB Annual withdrawal option or a 7% GMWB Annual withdrawal option. Annual withdrawal amounts are not cumulative year over year. The charge for the GMWB is calculated based on the GMWB benefit base value and deducted annually from the AV. We ceased offering GMWB riders in 2008.

GMAB. This benefit guarantees that the AV can never fall below a minimum amount for a set period, which can also include locking in capital market gains. This rider protects the policyholder from market fluctuations. Two options we offered were a 100% principal guarantee and a 125% principal guarantee. Each option limited the policyholder to specified investment options. The charge for the GMAB is calculated based on the GMAB benefit base value and deducted annually from the AV. We ceased offering GMAB riders in 2008.

GIB. This benefit provides the policyholder with a guaranteed lifetime annuity based on predetermined annuity purchase rates applied to a GIB benefit base, with annuitization automatically triggered if and when the contract AV falls to zero. The charge for the GIB is calculated based on the GIB benefit base value and deducted annually from the AV. We ceased offering the GIB in 2012.

Below are examples of policyholder benefit utilization choices that can affect benefit payment patterns and reserves:

•	Lapse. The policyholder may lapse or exit the contract, at which time the GMIB and any other GMxB guarantees are terminated. If the policyholder partially exits, the GMIB benefit base and any other GMxB benefit bases will be reduced in accordance with the contract terms.

•

Dollar-for-Dollar Withdrawals. A policyholder may request a onetime withdrawal or take systematic withdrawals from his or her contract at any time. All withdrawals reduce a contract’s AV by the dollar amount of a withdrawal. However, the impact of withdrawals on the GMIB and any other guaranteed benefit bases may vary depending on the terms of the contract. Withdrawals will reduce guaranteed benefit bases on a dollar-for-dollar basis as long as the sum of withdrawals in a contract year is equal to or less than the dollar-for-dollar withdrawal threshold defined in the contract, beyond which all withdrawals are considered “excess withdrawals.” An excess withdrawal may reduce the guaranteed benefit bases on a pro rata basis, which can have a significantly adverse effect on their values. A policyholder wishing to take the maximum amount of dollar-for-dollar withdrawals on a systematic basis may sign up for our dollar-for-dollar withdrawal service at no additional charge. Withdrawals under this automated service will never result in a pro rata reduction of the guaranteed benefit bases, provided that no withdrawals are made outside the service. If making dollar-for-dollar withdrawals in combination with negative investment reduces the AV to zero, the contract may have a no-lapse guarantee that triggers the automatic exercise of the GMIB, providing the policyholder with a stream of lifetime annuity payments determined by the GMIB benefit base value, the age and gender of the annuitant and predetermined annuity purchase factors.

•	Voluntary Annuitization. The policyholder may choose to annuitize their AV or exercise their GMIB (if eligible). GMIB annuitization entitles the policyholder to receive a stream of lifetime (with or without period certain) annuity payments determined by the GMIB benefit base value, the age and gender of the annuitant and predetermined annuity purchase factors. GMIB annuitization cannot be elected past the maximum GMIB exercise age as stated in the contract, generally age 85 or 95. The policyholder may otherwise annuitize the AV and choose one of several payout options.

•	Convert to a GWBL. In some products, policyholders have the option to convert their GMIB into a GWBL to receive guaranteed income through a lifetime withdrawal feature. This choice can be made as an alternative to electing to annuitize at the maximum GMIB exercise age, and may be appealing to policyholders who would prefer the ability to withdraw higher annual dollar-for-dollar amounts from their contract than permitted under the GMIB, for as long as their AV remains greater than zero.

•	Remain in Accumulation Phase. If the policyholder chooses to remain in the contract’s accumulation phase past the maximum GMIB exercise age—that is, by not electing annuitization or converting to a GWBL—and as long as the AV has not fallen to zero, then the GMIB will terminate and the contract will continue until the contractual maturity date. In these circumstances, depending on the GMDB elected at issue (if any) and the terms of the contract, the benefit base for the GMDB may be equal to the GMIB benefit base at the time the GMIB was terminated, may no longer increase and will be reduced by future withdrawals.

The likelihood of a policyholder choosing a particular option cannot be predicted with certainty at the time of contract issuance or thereafter. The incidents and timing of benefit elections and the amounts of resulting benefit payments may materially differ from those we anticipate at the time we issue a variable annuity contract. As we observe actual policyholder behavior, we update our assumptions at least annually with respect to future policyholder activity and take appropriate action with respect to the amount of the reserves we establish for the future payment of such benefits. Additionally, upon the death of a policyholder (or annuitant), if the sole beneficiary is a surviving spouse, they can choose to continue the contract and benefits subject to age restrictions.

We have historically offered a variety of guaranteed living benefits in our Individual Retirement segment. The following table presents the AV and benefit based by type of guaranteed living benefit. Because variable annuity contracts with GMLB features may also offer GMDB features, the GMLB amounts listed are not mutually exclusive from the GMDB amounts provided in the table above.

	As of June 30,		As of December 31,
	2017		2016		2015
	Account Value	Benefit Base	Account Value	Benefit Base	Account Value	Benefit Base
	(in millions)
GMLB In-Force(1)
Floating Rate GMLB
GMIB	$16,383	$17,299	$15,039	$16,211	$12,477	$13,396
Other (GIB)	3,465	3,760	3,478	3,829	3,551	3,872

Total Floating Rate GMLB	$19,848	$21,059	$18,517	$20,040	$16,028	$17,268

Fixed Rate GMLB
GMIB	43,840	66,137	43,106	66,310	44,419	67,010
All Other (e.g., GWBL / GMWB, GMAB, other)(2)	985	1,318	1,003	1,371	1,075	1,437

Total Fixed Rate GMLB	$44,825	$67,455	$44,109	$67,681	$45,495	$68,447

Total GMLB	$64,673	$88,514	$62,626	$87,721	$61,522	$85,715

(1)	See table summarizing the NAR and reserves of policyholders by type of GMxB feature for variable annuity contracts as of June 30, 2017, December 31, 2016 and December 31, 2015 under “—Net Amount at Risk.”

(2)	All Other includes individual variable annuity policies with standalone Annual Ratchet or standalone Roll-up GMDB.

Net Amount at Risk

The NAR for the GMDB is the amount of death benefits payable in excess of the total AV (if any) as of the balance sheet date. It represents the amount of the claim we would incur if death claims were made on all contracts with a GMDB on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

The NAR for the GMIB is the amount (if any) that would be required to be added to the total AV to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the GMIB. This amount represents our potential economic exposure to such guarantees in the event all policyholders were to annuitize on the balance sheet date, even though the guaranteed amount under the contracts may not be annuitized until after the waiting period of the contract.

The NAR for the GWBL, GMWB and GMAB is the actuarial present value in excess of the AVs (if any) as of the balance sheet date. The NAR assumes utilization of benefits by all policyholders as of the balance sheet date. For the GMWB and GWBL benefits, only a small portion of the benefit base is available for withdrawal on an annual basis. For the GMAB, the NAR would not be available until the GMAB maturity date.

NAR reflects the difference between the benefit base (as adjusted, in some cases, as described above) and the AV. We believe that NAR alone provides an inadequate presentation of the risk exposure of our in-force variable annuity portfolio. NAR does not take into consideration the aggregate amount of reserves and capital that we hold against our variable annuity portfolio, particularly the target asset level for all variable annuities at a CTE98 level under most economic scenarios. Additionally, the NAR calculation includes a number of assumptions that are not reflective of our actual or expected experience of the assumptions related to the reserves we hold on our variable annuity portfolio. Accordingly, we believe the projected cash flows provided in the cash flow table below represents our best estimate of the cash flow profile as well as the potential risks of our variable annuity portfolio under various market scenarios.

The NAR and reserves of contract owners by type of GMxB feature for variable annuity contracts are summarized below as of June 30, 2017, December 31, 2016 and December 31, 2015. Many of our variable annuity contracts offer more than one type of guarantee such that the GMIB amounts are not mutually exclusive to the amounts in the GMDB table.

	As of June 30,		As of December 31,
	2017		2016		2015
	NAR	Reserves	NAR	Reserves	NAR	Reserves
	(in millions)
GMDB
ROP Death Benefit Only(1)	$136	N/A	$177	N/A	$299	N/A
Floating Rate GMDB	609	135	695	122	583	99
Fixed Rate GMDB	17,016	3,432	17,647	3,047	17,331	2,899

Total	$17,761	$3,567	$18,519	$3,169	$18,213	$2,998

	As of June 30,		Years Ended December 31,
	2017		2016		2015
	NAR	Reserves	NAR	Reserves	NAR	Reserves
	(in millions)
GMIB
Floating Rate GMIB	$—	$384	$—	$350	$2	$308
Fixed Rate GMIB	6,509	6,581	6,348	6,913	5,955	6,719

Total	$6,509	$6,965	$6,348	$7,263	$5,957	$7,027

(1)	U.S. GAAP reserves for ROP death benefit only are not available, as U.S. GAAP reserve valuation basis applies on policy contracts grouped by issue year.

Supplemental Information on Our In-Force Variable Annuity Business

This section presents a sensitivity analysis of the estimated cash flows and distributable earnings associated with our in-force variable annuity business as of December 31, 2016 across four capital markets scenarios described below. We have engaged                 , a third party actuarial firm, to undertake a review of this sensitivity analysis under the scenarios presented in this section. Prior to the time of this offering, references to such firm and its review will be included in the registration statement of which this prospectus forms a part on the authority of such firm as experts in actuarial and related services.

Assumptions	Base Case Scenario	Upside Scenario	Downside Scenario	Extreme Scenario
Equity Return in 2017	5.7%	5.7%	5.7%	5.7%

Equity Return in 2018 onward (annualized)	6.25%	10.00%	(25)% shock immediately after December 31, 2017, 6.25% recovery	(40)% shock immediately after December 31, 2017, 6.25% recovery

Interest Rate	2017 Year-end 10-year U.S. Treasury rate: 2.8% 2027 Year-end 10-year U.S. Treasury rate: 3.4%	Rates increase by 150 bps over five years relative to base case	Immediately after December 31, 2017, 10-year U.S. Treasury rate decreases to 1.8% 2027 Year-end 10-year U.S. Treasury rate: 2.1%	Immediately after December 31, 2017, 10-year U.S. Treasury rate decreases to 1.8% 2027 Year-end 10-year U.S. Treasury rate: 2.1%

Separate Account Return 2017	4.3%	4.3%	4.3%	4.3%

Average Separate Account Return After Shock for 2019-2027 (annualized)	5.6%	8.5%	5.1%	5.0%

In addition to the capital markets assumptions described above, the projections also reflect assumptions pertaining to (i) actuarial and policyholder behavior experience, which are aligned to our assumptions as of June 30, 2017; (ii) the Reorganization (including the GMxB Unwind), which is assumed to have occurred at December 31, 2016; and (iii) the variable annuity hedging program, which is assumed to transition to our prospective target hedging program by January 1, 2018, and which seeks to protect assets backing the variable annuity business at or above a CTE98 level under most economic scenarios, and at a CTE95 level in extreme scenarios. The projection does not assume changes to applicable regulatory and tax frameworks.

The table below illustrates the projected estimated cumulative distributable earnings from our in-force variable annuity business (the “VA Distributable Earnings”) under these four scenarios for a period of three years beginning January 1, 2017 and ending December 31, 2019. For the purpose of this analysis, the VA Distributable Earnings represent the sum of (i) the statutory earnings of the in-force variable annuity business under these scenarios and (ii) the net capital release or injection required to maintain our target funding level of at least CTE98 by the end of each year.

January 1, 2017 to December 31, 2019	Base Case Scenario	Upside Scenario	Downside Scenario	Extreme Scenario
	(in billions)
VA Distributable Earnings	$3.8	$3.9	$2.4	$0.8

The table below illustrates the estimated present value of the in-force variable annuity business under each of the four scenarios. The table represents the (i) estimated present value of the in-force variable annuity cash flows at a 4% discount rate, which includes the anticipated revenues net of all expenses and hedging costs, without reflecting the effect of capital and reserving requirements and the investment income on the assets backing reserve and capital and (ii) total amount of starting assets that we expect to hold for the business at the time of the consummation of this offering.

	Estimated as of December 31, 2016
	Base Case Scenario	Upside Scenario	Downside Scenario	Extreme Scenario
	(in billions)
Present Value of Pre-Tax Cash Flows	$(1.9)	$4.5	$(4.2)	$(5.8)
Variable Annuity Assets	13.9	13.9	13.9	13.9

Total (including Variable Annuity Assets)	$12.0	$18.4	$9.7	$8.1

The foregoing analyses illustrate the resilience of our in-force variable annuity business across a wide range of capital market scenarios, including under extreme adverse shocks to equity returns and interest rates.

The sensitivities and scenarios discussed in this section are estimates and are not intended to predict the future financial performance of our variable annuity business or to represent an opinion of market value. They were selected for illustrative purposes only and they do not purport to encompass all of the many factors that may bear upon a market value and are based on a series of assumptions as to the future. It should be recognized that actual future results may differ from those shown, on account of changes in the operating and economic environments and natural variations in experience. The results shown are presented as of December 31, 2016 and no assurance can be given that future experience will be in line with the assumptions made.

The results of the analysis are derived from our projection model which cannot entirely encompass the complexity of the evolution of financial markets and of our asset and liability portfolios. The projections are based on assumptions that we believe are reasonable based on our historical experience. However, there is no guarantee that future experience will be consistent with these assumptions, and therefore actual results could materially deviate from the results shown above. We provide below a non-comprehensive list of key assumptions from which any deviation could significantly impact the actual cash-flow generation of our in-force variable annuity business:

•	Economic scenarios. Our economic scenarios assume annual evolution of equity and interest rates. Actual market conditions are significantly more complex than our scenarios, which may cause our actual results to deviate from our estimated results, even if the annual performance of equity and interest rates is similar to that assumed in our economic scenarios.

•	Basis risk. Our asset allocation in investment funds is mapped to different equity or fixed income indices. The actual fund return for these funds may differ from the mapped estimates used in our modeling.

•	Actuarial assumptions. Actuarial assumptions are based on our observed experience, and future experience may deviate from our assumptions. Our policyholder behavior assumptions include certain dynamic components, i.e., variables which may change as a result of financial market conditions, to capture our experiences on the general trend of our policyholders’ reaction to market conditions. The actual reaction of our policyholders to market conditions may deviate from our assumptions.

•	Hedging. To represent our prospective hedging program within the projections, we project a hedge asset portfolio, mainly comprised of derivatives, according to targets defined in our prospective strategy. The estimate of our hedging targets is based on models containing a number of simplifications which could cause the projection of targets to differ from the actual evolution of these targets over time. Additionally, we may not be able to effectively implement our intended hedging strategy due to a variety of factors including unavailability of desired instruments, excessive transaction costs, or deviations in market prices for hedge assets from our modeled assumptions.

The policyholder behavior assumptions embedded in our cash flow sensitivities represent our best estimate for our in-force business as of June 30, 2017. The following policyholder options are examples of those included in our sensitivities: lapse, partial lapse, dollar-for-dollar withdrawals and voluntary annuitizations. These assumptions are dynamic and vary depending on the NAR of the contract and our expectation of how a customer will utilize their embedded options across the various scenarios. As one of the first sellers of GMLB features, we have one of the oldest variable annuity in-force books of business with over 20 years of policyholder behavior experience from which to base our assumptions. However, a change in our cash flows could result to the extent emerging experience deviates from these policyholder option use assumptions.

The information appearing in this section, “Supplemental Information on Our In-Force Variable Annuity Business,” is considered prospective financial information. This prospective financial information has been prepared by, and is the responsibility of, the Company’s management. PricewaterhouseCoopers LLP has neither audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this prospectus relates to the Company’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Group Retirement

Our Group Retirement segment, known in the market as Retirement Plan Services, offers tax-deferred investment products and related solutions to employer-sponsored retirement plans sponsored by educational and not-for-profit entities (including municipal governments), as well as small and medium-sized businesses. We operate in the 403(b), 401(k) and 457(b) markets where we sell variable annuity and mutual fund-based products. In the 403(b) market, as of June 30, 2017, we had relationships with more than 16,000 employers and serve more than 795,000 participants, of which approximately 700,000 were educators. A specialized division of AXA Advisors, RBG, is the primary distributor of our products and related solutions to the education market with more than 950 advisors dedicated to helping educators prepare for retirement as of June 30, 2017.

In Group Retirement, for the year ended December 31, 2016, we were the #1 provider by gross premiums of retirement plans to the K-12 education market, according to LIMRA. The tax-exempt 403(b)/457(b) market, which includes our 403(b) K-12 business, accounted for the majority of sales within the Group Retirement business for the year ended December 31, 2016 and represented 75% of Group Retirement AV, as of June 30, 2017.

The recurring nature of the revenues from our Group Retirement business makes this segment an important and stable contributor of earnings and cash flow to our business. The primary sources of revenue for the Group Retirement business include fee revenue and investment income.

To further growth of our Group Retirement segment, we plan to generate new sales by innovating our products and expanding our distribution footprint and to optimize participant contributions and client retention by providing superior client service.

Product Innovation. We continuously seek to improve our products by offering several product features that differentiate us from our competition including our index-linked investment, guaranteed income and fixed interest rate features. More recently, we launched a mutual fund-based product to complement our variable annuity products, which will enable us to accelerate growth in certain segments of the market.

Distribution Expansion. We believe that RBG is a strategic differentiator in the 403(b) market. Our nationwide footprint of advisors provides valuable services to a wide range of clients in the education market saving for retirement. For 401(k) products, we primarily focus on the under $20 million plan market, which is attractive to us because it is aligned with our affiliated advisor distribution focus on small businesses and business owners and because of the relatively high level of new plan creation and takeover opportunities in this market. We seek to grow our distribution footprint through hiring and developing new RBG advisors and expanding third-party distribution relationships.

In-force Client Engagement. Through our RBG advisors and direct education efforts, such as direct mail and email, we regularly provide our in-force clients with information to keep them on track for a secure retirement. Through this interactive client engagement model, many of our clients choose to increase the amount of contributions into our retirement plans to achieve their retirement goals.

Client Retention. Our strong retention rate in the 403(b) market, driven by our interactive client engagement model and strong customer service, places us among the top companies in the industry. Our Group Retirement business customer service team has won the DALBAR Annuity Service Award for six straight years from 2011 to 2016. In addition to engaging with our clients through advisors as noted above, we also engage our customers digitally with our learning lab and education platform. In 2017, we launched additional retirement income readiness tools that leverage peer benchmarking and other behavioral economics strategies to drive increased contributions from existing participants in all markets. The overall objective of this and our other client retention programs is to maintain a high level of customer engagement and satisfaction and limit asset outflows.

Products

Our products offer teachers, municipal employees and corporate employees a savings opportunity that provides tax-deferred wealth accumulation coupled with industry award-winning customer service. Our innovative product offerings address all retirement phases with diverse investment options:

Variable Annuities. Our variable annuities offer defined contribution plan recordkeeping, as well as administrative and participant services combined with a variety of proprietary and non-proprietary investment options. Our variable annuity investment lineup mostly consists of proprietary variable investment options that are managed by AXA Equitable FMG. AXA Equitable FMG provides discretionary investment management services for these investment options that include developing and executing asset allocation strategies and providing rigorous oversight of sub-advisors for the investment options. This helps to ensure that we retain high quality managers and that we leverage our scale across both the Individual Retirement and Group Retirement products. In addition, our variable annuity products offer the following features:

•	Guaranteed Interest Option (“GIO”)—Provides a fixed interest rate and guaranteed AV. More than 30% of Group Retirement AV are in these options.

•	Structured Investment Option—Provides upside market participation that tracks either the S&P 500, Russell 2000 or the MSCI EAFE index subject to a performance cap, with a downside buffer that limits losses in the investment over a 1, 3 or 5 year investment horizon. This option leverages our innovative SCS individual annuity offering and, we believe that we are the only provider that offers this type of guarantee in the defined contribution markets today.

•	Personal Income Benefit—An optional GMxB feature that enables participants to obtain a guaranteed withdrawal benefit for life for an additional fee.

While these GMxB features provide differentiation in the market, only approximately $69 million, or 0.2%, of our total AV is invested in products with GMxB features as of June 30, 2017, and based on current utilization, we do not expect significant flows into GMxB features.

Open Architecture Mutual Fund Platform. We recently launched a mutual fund-based product to complement our variable annuity products. This platform provides a similar service offering to our variable annuities from the same award-winning service team. The program allows plan sponsors to select from approximately 15,000 mutual funds. The platform also offers a group fixed annuity that operates very similarly to the guaranteed investment option (described above) as an available investment option on this platform.

Services. Both our variable annuity and open architecture mutual fund products offer a suite of tools and services to enable plan participants to obtain education and guidance on their contributions and investment decisions and plan fiduciary services. Education and guidance is available on-line or in person from a team of plan relationship and enrollment specialists and/or the advisor that sold the product. Our clients’ retirement contributions come through payroll deductions, which contribute significantly to stable and recurring sources of renewals.

The chart below illustrates our net flows for the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015.

	Six Months Ended	Year Ended
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
Net Flows
Gross Premiums	$1,672	$3,137	$2,858
Surrenders, Withdrawals and Benefits	(1,421)	(2,458)	(2,507)

Net Flows	$251	$679	$351

The following table presents the gross premiums for each of our markets for the periods specified.

	Six Months Ended	Years Ended
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
Gross Premiums by Market
Tax-Exempt	$420	$842	$738
Corporate	252	497	360
Other	21	35	37

Total FYP	$692	$1,373	$1,134

Tax-Exempt	719	1,279	1,225
Corporate	150	275	288
Other	111	212	212

Total Renewal Premiums	$980	$1,765	$1,724

Gross Premiums	$1,672	$3,137	$2,858

Markets

We primarily operate in the tax-exempt 403(b)/457(b), corporate 401(k) and other markets.

Tax-exempt 403(b)/457(b)—We primarily serve employees of public school systems and have access to clients in more than 8,700 public school plans. We serve more than 700,000 educators with access to approximately 3.1 million educators in the plans where we are an approved provider. To a lesser extent, we also market to 1,100 government entities that sponsor 457(b) plans. Given that the bulk of our plans are state or local government sponsored, they are not subject to the scope of the DOL fiduciary rule.

Overall, the 403(b) and 457(b) markets represent 61% of total sales in Group Retirement segment as of December 31, 2016. We seek to grow in these markets by increasing our presence in the school districts where we currently operate and to potentially grow our presence in school districts where we currently do not have access.

Corporate 401(k)—We target small and medium-sized businesses with 401(k) plans that generally have under $20 million in assets. Our product offerings accommodate start up plans and plans with accumulated assets. Typically, our products appeal to companies with strong contribution flows and a smaller number of participants with relatively high average participant balances. Our corporate 401(k) business serves more than 4,500 employers and more than 67,000 participants. The under $20 million asset plan market is well aligned with our advisor distribution, which has a strong presence in the small- and medium-sized business market, and complements our other products focused on this market (such as life insurance and employee benefits products aimed at this market).

Other—Our other business includes an affinity-based direct marketing program where we offer retirement and individual products to employers that are members of industry or trade associations and various other sole proprietor and small business retirement accounts.

The following table presents the relative contribution of each our markets to AV for the periods specified.

	As of
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
AV by Market
Tax-Exempt	$23,893	$22,454	$20,562
Corporate	3,690	3,422	3,008
Other	4,400	4,262	4,187

AV	$31,983	$30,138	$27,757

Distribution

We primarily distribute our products and services to this market through AXA Advisors and third-party distribution firms. For the year ended December 31, 2016, these channels represented 84% and 16% of our sales, respectively. We also distribute through direct online sales. We employ more than 35 internal and external wholesalers to exclusively market our products through AXA Advisors and third-party firms.

AXA Advisors, through RBG, is the primary distribution channel for our products. RBG has a group of approximately 950 advisors that specialize in the 403(b) and 457(b) markets as of June 30, 2017. The cornerstone of the RBG model is a repeatable and scalable advisor recruiting and training model that we believe is more effective than the overall industry. RBG advisors complete several levels of training that are specific to the education market and give them the requisite skills to assess the educators’ retirement needs and how our products can help to address those needs. AXA Advisors also accounted for approximately 87% of our 403(b) sales in 2016. In addition, as of June 30, 2017, we had 35 wholesalers that facilitate the distribution of our product suite within AXA Advisors and third-party firms.

Group Retirement products are also distributed through third-party firms and directly to customers online. We are a 403(b) market leader in digital customer acquisition. Beginning in 2015, we created a digital engagement strategy to supplement our traditional advisor based model. The program uses data analysis combined with digital media to engage educators, teach them about their retirement needs and increase awareness of our products and services. Educators can then complete the process to enroll in a 403(b) product fully online, through a phone conversation or face-to-face with an advisor.

The following table presents first year premium by distribution channel for the periods indicated:

	Six Months Ended	Year Ended
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
FYP by Distribution
AXA Advisors	$617	$1,151	$1,022
Third-Party	75	222	112

Total	$692	$1,373	$1,134

Competition

We compete with select insurance companies, asset managers, record keepers and diversified financial institutions that target similar market segments. Competition varies in all market segments with no one company dominating across all market segments. In the K-12 education market, competitors are primarily insurance-based providers that focus on school districts. In the small and medium-sized business market, the primary competitors are insurance-based providers and mutual fund companies. The main features that distinguish our offering to clients include our RBG distribution model; the product features we offer to clients, including guarantees; our financial strength and our award winning customer service.

Underwriting and Pricing

We generally do not underwrite our annuity products on an individual-by-individual basis. Instead, we price our products based upon our expected investment returns and assumptions regarding mortality, longevity and persistency for our policyholders collectively, while taking into account historical experience. We price variable annuities by analyzing longevity and persistency risk, volatility of expected earnings on our AV and the expected time to retirement. Our product pricing models also take into account capital requirements, hedging costs and operating expenses. Investment-oriented products are priced based on various factors, which may include investment return, expenses, persistency and optionality.

Our variable annuity products generally include penalties for early withdrawals. From time to time, we reevaluate the type and level of guarantees and other features we offer. We have previously changed the nature and pricing of the features we offer and will likely do so from time to time in the future as the needs of our clients, the economic environment and our risk appetite evolve.

Fees

We earn various types of fee revenue based on AV, fund assets and benefit base. Fees that we collect include mortality & expense, administrative charges and distribution charges; withdrawal charges; investment management fees; 12b-1 fees; death benefit rider charges; and living benefit riders charges. For a more detailed description of these types of fees, see “—Individual Retirement—Fees on AV, Fund Assets, Benefit Base and Investment Income.”

Risk Management

We design our Group Retirement products with the goal of providing attractive features to clients that also minimize risks to us. To mitigate risks to our General Account from fluctuations in interest rates, we apply a variety of techniques that align well with a given product type. We designed our GIO option to comply with the NAIC minimum rate (1% for new issues), and our 403(b) products that we currently sell include a contractual provision that enables us to limit transfers into the GIO. As most defined contribution plans allow participants to borrow against their accounts, we have made changes to our loan repayment processes to minimize participant loan defaults and to facilitate loan repayments to the participant’s current investment allocation as opposed to requiring repayments only to the GIO. In the 401(k) and 457(b) markets, we may charge a market value adjustment on the assets of the GIO when a plan sponsor terminates its agreement with us. We also prohibit direct transfers to fixed income products that compete with the GIO, which protects the principal in the General Account in a rising interest rate environment.

In the Tax-Exempt market, the benefits include a minimum guaranteed interest rate on our GIO, return of premium death benefits and limited optional GMxB features. The utilization of GMxB features is low. In the Corporate market, the products that we sell today we do not offer death benefits in excess of the AV.

While approximately two-thirds of our General Account assets have a minimum guaranteed rate of 3-4%, we have twice the amount of assets in Separate Accounts overall. Given the growth in net flows to our newer products and the slowing in flows to older blocks due to retirement, we expect that guarantees at a rate over 3% will continue to diminish as a percentage of our overall General Account AV. The table below illustrates the guaranteed minimum rates applicable to assets in our General Account and Separate Accounts as of June 30, 2017.

Guaranteed Minimum Interest Rate	Total General AV
(in billions)
1 ≤ 2%	$2.3
2 ≤ 3%	1.4
3%	6.9
4%	0.2

Total	$10.7

We use a committee of subject matter experts and business leaders that meet periodically to set crediting rates for our guaranteed interest options. The committee evaluates macroeconomic and business factors to determine prudent interest rates in excess of the contract minimum when appropriate.

We also monitor the behavior of our clients who have the ability to transfer assets between the GIO and various Separate Account investment options. We have not historically observed a material shift of assets moving into guarantees during times of higher market volatility.

Hedging. We hedge crediting rates to mitigate certain risks associated with certain of our variable annuity products and investment options that permit the contract owner to participate in the performance of an index, ETF or a commodity price movement up to a cap for a set period while we absorb, up to a certain percentage, the loss of value in an index, ETF or commodity price. In order to support the returns associated with these products and features, we enter into derivatives contracts whose payouts, in combination with fixed income investments, emulate those of the index, ETF or commodity price, subject to caps and buffers.

Investment Management and Research

Our global Investment Management and Research business provides diversified investment management, research and related solutions to a broad range of clients around the world. We distribute our investment management products and solutions through three main client channels—Institutional, Retail and Bernstein Private Wealth Management—and distribute our institutional research products and solutions through Bernstein Research Services. AB Holding is a master limited partnership publicly listed on the NYSE. Giving effect to the Reorganization Transactions, we will own an approximate 65% economic interest in AB at the time of the offering. As the general partner of AB, we have the authority to manage and control its business, and accordingly, this segment reflects AB’s consolidated financial results.

Our Investment Management and Research business had approximately $517 billion in AUM as of June 30, 2017, composed of 34% equities, 55% fixed income and 11% multi-asset class solutions, alternatives and other assets. By distribution channel, institutional clients represented 49% of AUM, while retail and private wealth management clients represented 34% and 17%, respectively, as of June 30, 2017.

AB has a suite of actively managed, differentiated equity and fixed income services, delivering strong risk-adjusted returns. For instance, 92% of our fixed income services and 85% of our equity services have outperformed their benchmarks over the three-year period ended June 30, 2017.

Bernstein Research Services has received top Institutional Investor rankings and Bernstein Private Wealth Management ranks among the top 20 wealth management firms in the United States, according to Barron’s.

AB has a strong global distribution footprint. For the year ended December 31, 2016, 37% of AB’s revenues came from outside the United States, with a significant portion derived from retail fixed income sales in the Asia region (excluding Japan). We have strong market positions in many of the region’s largest markets. As of December 31, 2016, we had a 23% market share of total retail assets in Taiwan, and our market share was 12% in both Hong Kong and Korea and 5% in Singapore.

Additionally, over the past several years AB has significantly broadened and strengthened its product portfolio, introducing more than 100 new and enhanced offerings since 2009. These services account for 22.5% of AB’s AUM. Examples include our Select Equities and U.S. and Global Concentrated Equity services, our middle markets private lending service and our real estate private equity and debt service.

We and other AXA affiliates, collectively, are AB’s largest client. We represented 17% of AB’s total AUM as of June 30, 2017 and 3% of AB’s net revenues for the year ended December 31, 2016. Other AXA affiliates represented 6% of AB’s total AUM as of June 30, 2017 and 2% of AB’s net revenues for the year ended December 31, 2016. Additionally, AXA and its affiliates (including us) have made seed investments in various AB investment services.

AB provides research, diversified investment management and related services globally to a broad range of clients. Its principal services include:

•	Institutional Services—servicing its institutional clients, including private and public pension plans, foundations and endowments, insurance companies, central banks and governments worldwide, and affiliates such as AXA and its subsidiaries, by means of separately-managed accounts, sub-advisory relationships, structured products, collective investment trusts, mutual funds, hedge funds and other investment vehicles.

•	Retail Services—servicing its retail clients, primarily by means of retail mutual funds sponsored by AB or an affiliated company, sub-advisory relationships with mutual funds sponsored by third parties, separately-managed account programs sponsored by financial intermediaries worldwide and other investment vehicles.

•	Private Wealth Management Services—servicing its private clients, including high net worth individuals and families, trusts and estates, charitable foundations, partnerships, private and family corporations, and other entities, by means of separately-managed accounts, hedge funds, mutual funds and other investment vehicles.

•	Bernstein Research Services—servicing institutional investors, such as pension fund, hedge fund and mutual fund managers, seeking high-quality fundamental research, quantitative services and brokerage-related services in equities and listed options.

AB also provides distribution, shareholder servicing, transfer agency services and administrative services to the mutual funds it sponsors.

Generally, AB is compensated for its investment services on the basis of investment advisory and services fees calculated as a percentage of AUM.

Products and Services

Investment Services. AB provides a broad range of investment services with expertise in:

•	Actively-managed equity strategies, with global and regional portfolios across capitalization ranges, concentration ranges and investment strategies, including value, growth and core equities;

•	Actively-managed traditional and unconstrained fixed income strategies, including taxable and tax-exempt strategies;

•	Passive management, including index and enhanced index strategies;

•	Alternative investments, including hedge funds, fund of funds, private equity (e.g., direct real estate investing) and direct lending; and

•	Multi-asset solutions and services, including dynamic asset allocation, customized target-date funds and target-risk funds.

AB’s services span various investment disciplines, including market capitalization (e.g., large-, mid- and small-cap equities), term (e.g., long-, intermediate- and short-duration debt securities) and geographic location (e.g., U.S., international, global, emerging markets, regional and local), in major markets around the world.

Research. AB’s high-quality, in-depth research is the foundation of its business. AB believes that its global team of research professionals, whose disciplines include economic, fundamental equity, fixed income and quantitative research, gives it a competitive advantage in achieving investment success for its clients. AB also has experts focused on multi-asset strategies, wealth management and alternative investments.

Custody. AB’s U.S.-based broker-dealer subsidiary acts as custodian for the majority of AB’s Private Wealth Management AUM and some of its Institutions AUM. Other custodial arrangements are maintained by client-designated banks, trust companies, brokerage firms or custodians.

For additional information about AB’s investment advisory fees, including performance-based fees, see “Risk Factors—Risks Relating to Our Investment Management and Research Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations by Segment—Investment Management and Research.”

Markets

AB operates in major markets around the world, including the United States, EMEA (Europe, the Middle East and Africa) and Asia. Our AUM is disbursed as follows:

By Investment Service

	As of
	June 30, 2017	December 31, 2016	December 31, 2015
	(in billions)
U.S.	$275.2	$265.3	$249.4
Global & Non-U.S.	241.4	214.9	218.0

Total	$516.6	$480.2	$467.4

By Client Domicile

	As of
	June 30, 2017	December 31, 2016	December 31, 2015
	(in billions)
U.S.	$331.2	$311.1	$312.0
Global & Non-U.S.	185.4	169.1	155.4

Total	$516.6	$480.2	$467.4

Distribution

We distribute our products and solutions through three main client channels: Institutional, Retail and Bernstein Private Wealth Management.

Institutional. AB offers to its institutional clients, which include private and public pension plans, foundations and endowments, insurance companies, central banks and governments worldwide, various of AB’s AXA affiliates, separately-managed accounts, sub-advisory relationships, structured products, collective investment trusts, mutual funds, hedge funds and other investment vehicles (“Institutional Services”).

AB manages the assets of its institutional clients pursuant to written investment management agreements or other arrangements, which generally are terminable at any time or upon relatively short notice by either party. In general, AB’s written investment management agreements may not be assigned without the client’s consent.

Retail. AB provides investment management and related services to a wide variety of individual retail investors, both in the United States and internationally, through retail mutual funds AB sponsors, mutual fund sub-advisory relationships, separately-managed account programs and other investment vehicles (“Retail Products and Services”).

AB distributes its Retail Products and Services through financial intermediaries, including broker-dealers, insurance sales representatives, banks, registered investment advisers and financial planners. These products and services include open-end and closed-end funds that are either (i) registered as investment companies under the Investment Company Act or (ii) not registered under the Investment Company Act and generally not offered to U.S. persons. They also include separately-managed account programs, which are sponsored by financial intermediaries and generally charge an all-inclusive fee covering investment management, trade execution, asset allocation and custodial and administrative services. In addition, AB provides distribution, shareholder servicing, transfer agency services and administrative services for its Retail Products and Services.

Private Wealth Management. AB offers to its private clients, which include high net worth individuals and families, trusts and estates, charitable foundations, partnerships, private and family corporations and other entities, separately-managed accounts, hedge funds, mutual funds and other investment vehicles.

AB manages these accounts pursuant to written investment advisory agreements, which generally are terminable at any time or upon relatively short notice by any party and may not be assigned without the client’s consent.

Competition

AB competes in all aspects of its business with numerous investment management firms, mutual fund sponsors, brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions that often provide investment products that have similar features and objectives as those AB offers. AB’s competitors offer a wide range of financial services to the same customers that AB seeks to serve.

To grow its business, AB believes it must be able to compete effectively for AUM. Key competitive factors include (i) AB’s investment performance for clients; (ii) AB’s commitment to place the interests of its clients first; (iii) the quality of AB’s research; (iv) AB’s ability to attract, motivate and retain highly skilled, and often highly specialized, personnel; (v) the array of investment products AB offers; (vi) the fees AB charges; (vii) Morningstar/Lipper rankings for the AB Funds; (viii) AB’s ability to sell its actively-managed investment services despite the fact that many investors favor passive services; (ix) AB’s operational effectiveness; (x) AB’s ability to further develop and market its brand; and (xi) AB’s global presence.

AUM

AUM by distribution channel were as follows:

	As of June 30,	As of December 31,
	2017	2016	2015
	(in billions)
Institutions	$252.9	$239.3	$236.2
Retail	177.3	160.2	154.4
Private Wealth Management	86.4	80.7	76.8

Total	$516.6	$480.2	$467.4

AUM by investment service are as follows:

	As of June 30,	As of December 31,
	2017	2016	2015
	(in billions)
Equity
Actively Managed	$124.5	$111.9	$110.6
Passively Managed(1)	50.1	48.1	46.4

Total Equity	$174.6	$160.0	$157.0

Fixed Income
Actively Managed
Taxable	$236.6	220.9	207.4
Tax—exempt	39.2	36.9	33.5

Total Actively Managed	275.8	257.8	240.9

Passively Managed(1)	9.9	11.1	10.0

Total Fixed Income	$285.7	$268.9	$250.9

Other(2)
Actively Managed	$56.3	$51.3	$59.5
Passively Managed(1)	—	—	—

Total Other	$56.3	$51.3	$59.5

Total	$516.6	$480.2	$467.4

(1)	Includes index and enhanced index services.
(2)	Includes certain multi-asset solutions and services and certain alternative investments.

Changes in AUM for the six-month and twelve-month periods ended June 30, 2017 are as follows:

	Distribution Channel
	Institutions	Retail	Private Wealth Management	Total
	(in billions)
Balance as of December 31, 2016	$239.3	$160.2	$80.7	$480.2
Long-term flows
Sales/new accounts	6.5	27.0	5.9	39.4
Redemptions/terminations	(8.4)	(19.1)	(5.3)	(32.8)
Cash flow/unreinvested dividends	1.1	(3.1)	(0.1)	(2.1)

Net long-term (outflows) inflows	(0.8)	4.8	0.5	4.5
Market appreciation	14.4	12.3	5.2	31.9

Net change	13.6	17.1	5.7	36.4

Balance as of June 30, 2017	$252.9	$177.3	$86.4	$516.6

Balance as of June 30, 2016	$248.8	$161.4	$79.3	$489.5
Long-term flows
Sales/new accounts	18.4	49.7	10.6	78.7
Redemptions/terminations	(20.4)	(45.3)	(10.4)	(76.1)
Cash flow/unreinvested dividends	(6.9)	(6.1)	(0.5)	(13.5)

Net long-term outflows	(8.9)	(1.7)	(0.3)	(10.9)
Acquisition	2.5	—	—	2.5
Transfers	—	0.1	(0.1)	—
Market appreciation	10.5	17.5	7.5	35.5

Net change	4.1	15.9	7.1	27.1

Balance as of June 30, 2017	$252.9	$177.3	$86.4	$516.6

	Investment Service
	Equity Actively Managed	Equity Passively Managed(1)	Fixed Income Actively Managed— Taxable	Fixed Income Actively Managed— Tax-Exempt	Fixed Income Passively Managed(1)	Other(2)	Total
	(in billions)
Balance as of December 31, 2016	$111.9	$48.1	$220.9	$36.9	$11.1	$51.3	$480.2
Long-term flows
Sales/new accounts	10.1	0.5	21.8	4.1	—	2.9	39.4
Redemptions/terminations	(9.1)	(1.2)	(16.3)	(3.0)	(1.5)	(1.7)	(32.8)
Cash flow/unreinvested dividends	(1.2)	(1.8)	0.7	—	—	0.2	(2.1)

Net long-term (outflows) inflows	(0.2)	(2.5)	6.2	1.1	(1.5)	1.4	4.5
Market appreciation	12.8	4.5	9.5	1.2	0.3	3.6	31.9

Net change	12.6	2.0	15.7	2.3	(1.2)	5.0	36.4

Balance as of June 30, 2017	$124.5	$50.1	$236.6	$39.2	$9.9	$56.3	$516.6

Balance as of June 30, 2016	$109.2	$46.3	$229.4	$37.1	$11.9	$55.6	$489.5
Long-term flows
Sales/new accounts	17.6	0.7	47.0	8.2	0.2	5.0	78.7
Redemptions/terminations	(20.7)	(1.8)	(36.5)	(5.8)	(1.9)	(9.4)	(76.1)
Cash flow/unreinvested dividends	(3.0)	(3.2)	(4.6)	(0.3)	(0.3)	(2.1)	(13.5)

Net long-term (outflows) inflows	(6.1)	(4.3)	5.9	2.1	(2.0)	(6.5)	(10.9)
Acquisition	—	—	—	—	—	2.5	2.5
Market appreciation	21.4	8.1	1.3	—	—	4.7	35.5

Net change	15.3	3.8	7.2	2.1	(2.0)	0.7	27.1

Balance as of June 30, 2017	$124.5	$50.1	$236.6	$39.2	$9.9	$56.3	$516.6

(1)	Includes index and enhanced index services.
(2)	Includes certain multi-asset solutions and services and certain alternative investments.

Net long-term inflows (outflows) for actively-managed investment services as compared to passively managed investment services for the six-month period ended June 30, 2017 and year ended December 31, 2016 and December 31, 2015, respectively, are as follows:

	Six Months Ended	Year Ended
	June 30, 2017	December 31, 2016	December 31, 2015
	(in billions)
Actively Managed
Equity	$(0.2)	$(7.6)	$(2.3)
Fixed Income	7.3	9.0	(1.9)
Other	1.4	(9.4)	10.5

Total	$8.5	$(8.0)	$6.3

Passively Managed
Equity	$(2.5)	$(2.5)	$(3.1)
Fixed Income	(1.5)	0.7	—
Other	—	—	—

Total	$(4.0)	$(1.8)	$(3.1)

Total net long-term inflows (outflows)	$4.5	$(9.8)	$3.2

Average AUM by distribution channel and investment service were as follows:

	Six Months Ended	Year Ended
	June 30, 2017	December 31, 2016	December 31, 2015
	(in billions)
Distribution Channel
Institutions	$246.5	$243.4	$242.9
Retail	169.2	157.7	160.6
Private Wealth Management	83.9	78.9	77.2

Total	$499.6	$480.0	$480.7

Investment Service
Equity Actively Managed	$118.8	$109.4	$113.2
Equity Passively Managed(1)	49.2	46.5	49.3
Fixed Income Actively Managed—Taxable	229.6	221.5	217.7
Fixed Income Actively Managed—Tax-exempt	37.9	36.3	32.6
Fixed Income Passively Managed(1)	10.6	11.0	10.1
Other(2)	53.5	55.3	57.8

Total	$499.6	$480.0	$480.7

(1)	Includes index and enhanced index services.
(2)	Includes certain multi-asset solutions and services and certain alternative investments.

Fees

Generally, AB is compensated for its investment services on the basis of investment advisory and services fees calculated as a percentage of AUM. Bernstein Research Services revenue consists principally of equity commissions received for providing equity research and brokerage-related services to institutional investors. The components of net revenues are as follows:

	Six Months Ended	Year Ended
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
Investment advisory and services fees:
Institutions
Base fees	$209.5	$403.5	$422.0
Performance-based fees	6.7	17.4	12.5

Total	216.2	420.9	434.5

Retail
Base fees	433.3	805.6	847.3
Performance-based fees	13.4	3.3	8.8

Total	446.7	809.0	856.1

Private Wealth Management
Base fees	365.9	691.6	680.9
Performance-based fees	0.7	12.0	2.4

Total	366.6	703.6	683.3

Total
Base fees	$1,008.7	$1,900.7	$1,950.2
Performance-based fees	20.8	32.7	23.7

Total	1,029.5	1,933.4	1,973.9

Bernstein Research Services	222.2	479.9	493.5
Distribution revenues	196.7	384.4	427.2
Dividend and interest income	33.4	36.7	24.9
Investment gains (losses)	49.3	93.4	3.6
Other revenues	46.6	110.1	101.2

Total revenues	$1,577.7	$3,037.9	$3,024.3
Less: Interest expense	10.5	9.1	3.3

Net revenues	$1,567.2	$3,028.8	$3,021.0

Protection Solutions

Our Protection Solutions segment includes our life insurance and employee benefits businesses. We have a long history of providing life insurance products to affluent and high net worth individuals and small and medium-sized business markets. We are currently focused on the relatively less capital intensive asset accumulation segments of the market, with leading offerings in the VUL and IUL markets.

We offer a targeted range of life insurance products aimed at serving the financial needs of our clients throughout their lives that are designed to help affluent and high net worth individuals as well as small and medium-sized business owners protect and transfer their wealth. Our product offerings include VUL, IUL and term life products, which represented 43%, 45% and 10% of our total life insurance annualized first year premium, respectively, for the year ended December 31, 2016. Our products are distributed through AXA Advisors and select third-party firms. Our Protection Solutions segment benefits from a long-term, stable distribution relationship with AXA Advisors, with AXA Advisors representing approximately 80% of our total life insurance sales for the year ended December 31, 2016.

As of June 30, 2017, we had approximately 900,000 outstanding life insurance policies with a face value of approximately $450 billion. In 2016, our VUL sales ranked fourth in the total U.S. market and first in the retail channel, and our IUL sales ranked second in the retail channel, according to LIMRA.

In 2015, we entered the employee benefits market, focusing on small and medium-sized businesses, a target market for our life insurance business and Group Retirement 401(k) market. We currently offer a suite of employee benefits products, including life, short- and long-term disability, dental and vision insurance products. We believe our employee benefits business will further augment our solutions for small and medium-sized businesses and which we believe is differentiated by a high quality technology platform. We sell our employee benefit products through AXA Advisors and third-party distributors, including regional, national and local brokers.

Our Protections Solutions segment provides strong cash flows generated by our in-force book and capital diversification benefits. The primary sources of revenue are premiums from our policyholders, investment income from our General Account, asset-based fees (investment management and 12b-1 fees), and policy charges (expense loads, surrender charges, mortality charges and other policy charges), as well as fees collected from AXA Advisors non-proprietary sales through AXA Network.

To grow our Protection Solutions segment, we remain focused on the accumulation segment of the market supported by our VUL and IUL products, and are expanding our commitment to the small and medium-sized business market through our employee benefits offerings. We plan to grow our distribution footprint by maintaining our presence through AXA Advisors, and opportunistically growing our relationship with targeted third-party firms. We plan to improve our segment ROE and earnings over time through earnings generated from sales of our repositioned product portfolio and by proactively managing and optimizing our in-force book.

Life Insurance

We have been serving the financial needs of our clients and their families since 1859. We have an established reputation in product innovation by pioneering the VUL market in 1976 and continuing today with our range of innovative IUL offerings. As of June 30, 2017, we had approximately 900,000 outstanding policies and approximately $450 billion of life insurance face amount in-force. As of June 30, 2017, life insurance products accounted for $12 billion in Separate Account AV and $19 billion in General Account AV.

Products

Our life insurance products are primarily designed to help individuals and small and medium-sized businesses with protection, wealth accumulation and transfer, as well as corporate planning solutions. We target select segments of the life insurance market: permanent life insurance, including IUL and VUL products and term insurance. As part of a strategic shift over the past several years, we evolved our product design to be less capital-intensive and more accumulation-focused.

Permanent Life Insurance. Our permanent life insurance offerings are built on the premise that all clients expect to receive a benefit from the policy. The benefit may take the form of a life insurance death benefit paid at time of death no matter the age or duration or access to cash that has accumulated in the policy on a tax-favored basis. In each case, the value to the client comes from access to a broad spectrum of investments that accumulate the policy value at attractive rates of return.

We have three permanent life insurance offerings built upon a universal life insurance framework: IUL, VUL and corporate-owned life insurance targeting the small and medium sized business market, which is offered on a subset of VUL products. Universal life policies offer flexible premiums, and generally offer the policyholder the ability to choose one of two death benefit options: a level benefit equal to the policy’s original face amount or a variable benefit equal to the original face amount plus any existing policy AV. Our universal life insurance products include single-life products and second-to-die (i.e., survivorship) products, which pay death benefits following the death of both insureds.

IUL. IUL uses an equity-linked approach for generating policy investment returns. The equity linked options provide upside return based on an external equity based index (e.g., S&P 500) subject to a cap. In exchange for this cap on investment returns, the policy provides downside protection in that annual investment returns are guaranteed to never be less than zero, even if the relevant index is down. In addition, there is an option to receive a higher cap on certain investment returns in exchange for a fee. As noted above, the performance of any universal life insurance policy also depends on the level of policy charges. For further discussion, see “—Pricing and Fees.”

VUL. VUL uses a series of investment options to generate the investment return allocated to the cash value. The subaccounts are similar to retail mutual funds: a policyholder can invest premiums in one or more underlying investment options offering varying levels of risk and growth potential. These provide long-term growth opportunities, tax-deferred earnings and the ability to make tax-free transfers among the various subaccounts. In addition, the policyholder can invest premiums in a guaranteed interest option, as well as an investment option we call the Market Stabilizer Option (“MSO”), which provides downside protection from losses in the index up to a specified percentage. We also offer corporate-owned life insurance, which is a VUL insurance product tailored specifically to support executive benefits in the small business market.

We work with AXA Equitable FMG to identify and include appropriate underlying investment options in our variable life products, as well as to control the costs of these options. AXA Equitable FMG also offers our product designers access to initial due diligence and contract negotiations for outside variable investment portfolios that may be offered within the product.

Term Life. Term life provides basic life insurance protection for a specified period of time, and is typically a client’s first life insurance purchase due to its relatively low cost. Life insurance benefits are paid if death occurs during the term period, as long as required premiums have been paid. The required premiums are guaranteed not to increase during the term period, otherwise known as a level pay or fixed premium. Our term products include competitive conversion features that allow the policyholder to convert their term life insurance policy to permanent life insurance within policy limits and the ability to add certain riders. Our term life portfolio includes 1, 10, 15 and 20-year term products.

Other Benefits. We offer a portfolio of riders to provide clients with additional flexibility to protect the value of their investments and overcome challenges. Our Long Term Care Services Rider provides an acceleration of the policy death benefit in the event of a chronic illness, and has been elected on 37% of all eligible policies and issued on 31% of new policies sold for the six months ended June 30, 2017. The MSO, referred to above and offered via a policy rider on our variable life products, provides policyholders with the opportunity to manage volatility. The return of premium rider provides a guarantee that the death benefit payable will be no less than the amount invested in the policy.

The following table presents individual life insurance annualized premiums for the periods indicated:

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015
	(in millions)
Annualized Premium
Indexed Universal Life	$42	$90	$105
Variable Universal Life	46	86	94
Term	9	20	23
Other(1)	2	4	5

Total	$99	$201	$227

The following table presents individual life insurance FYP and renewals by product as well as total gross written premiums as of the dates indicated:

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015
	(in millions)
FYP by Product Line
Universal Life	$3	$5	$6
Indexed Universal Life	111	267	307
Variable Universal Life	75	147	155
Term	9	20	23
Other(1)	—	1	1

Total	$199	$439	$492

Renewals by Product Line
Universal Life	$474	$911	$846
Indexed Universal Life	93	147	112
Variable Universal Life	477	906	906
Term	257	551	560
Other(1)	13	29	32

Total	$1,313	$2,544	$2,455

Total Gross Premiums	$1,512	$2,983	$2,947

(1)	For the individual life insurance in-force, other includes current assumption universal life insurance, whole life insurance and other products available for sale, but not actively marketed.

Our in-force book spans four insurance companies, AXA Equitable Life, MLOA, USFL and AXA Equitable L&A. USFL and AXA Equitable L&A are closed for new business. Certain term products and permanent products riders from USFL and AXA Equitable Life have been reinsured to our captive reinsurer AXA RE Arizona. Our in-force portfolio is made up of core product offerings as described above, as well as past generation product offerings that include current assumption universal life (“UL”) insurance, whole life insurance and other products.

The following table presents our in-force face amount, policy counts and AV as of the dates indicated, respectively, for the individual life insurance products we offer:

	As of
	June 30, 2017	December 31, 2016	December 31, 2015
	(in billions)
In-force Face Amount by Product(1)
Universal Life(2)	$60.4	$61.7	$64.0
Indexed Universal Life	19.4	18.5	16.7
Variable Universal Life(3)	129.4	130.3	132.7
Term	236.1	237.0	238.9
Whole Life	1.6	1.7	1.8

Total	$447.0	$449.1	$454.0

	As of
	June 30, 2017	December 31, 2016	December 31, 2015
	(in thousands)
In-force Policy Count by Product
Universal Life(1)	193	199	210
Indexed Universal Life	41	38	31
Variable Universal Life(2)	321	326	338
Term	343	346	354
Whole Life	20	21	22

Total	919	931	955

	As of
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
AV
General Account AV	$18,993	$18,785	$18,287
Separate Account AV	11,873	11,263	10,920

Total	$30,866	$30,048	$29,207

(1)	Includes individual life insurance and does not include employee benefits as it is a start-up business and therefore has immaterial in-force policies.
(2)	Universal life includes guaranteed universal life insurance products.
(3)	Variable universal life includes variable life insurance and corporate-owned life insurance.

In order to optimize our capital efficiency and improve the profitability of new business, in 2009, we made a strategic decision to exit the guaranteed universal life (“GUL”) insurance and 30-year term life insurance markets. Over the past decade, we have refocused our offering to less capital intensive segments of the market. The following chart shows this shift in our product sales (annualized premiums) from 2008 to 2016:

(1)	Universal life includes GUL insurance products.

As part of our in-force management function, we monitor the performance of our life insurance portfolio against our expectations at the time of pricing of the products. It is our objective to align the performance of our portfolio to pricing expectations and take in-force actions where appropriate, in accordance with our contracts, applicable law and our governance processes. For example, in 2016, we increased the cost of insurance rates on certain universal life policies sold between 2004 and 2007 which have both issue ages of 70 and above and a current face value amount of $1 million and above. We have also increased administrative fees and have lowered interest crediting rates, interest and persistency bonus for certain classes of our portfolio.

Markets

We are focused on targeted segments of the market, particularly affluent and high net worth individuals, as well as small and medium-sized businesses. We focus on creating value for our customers through the differentiated features and benefits we offer on our products. We distribute these products through retail advisors and third-party firms who demonstrate the value of life insurance in helping clients to accumulate wealth and protect their assets.

Distribution

We primarily distribute life insurance through two channels: AXA Advisors and third-party firms. AXA Advisors has been a long-term, stable distribution partner for our life insurance business, ranking first in VUL sales in the retail channel and second in IUL sales in the retail channel for 2016, according to LIMRA.

To supplement our sales through AXA Advisors, distribution through third-party firms provides efficient access to independent producers on a largely variable cost basis. Brokerage general agencies, producer groups, banks, wirehouses, independent broker-dealers and registered investment advisers are all important partners who distribute our products today. We also have a competitive strength serving specialty markets including professional athletes, entertainers and foreign national residents.

The following table presents individual life insurance annualized premium by distribution channel for the periods indicated:

	Six Months Ended	Year Ended
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
Annualized Premium by Distribution
AXA Advisors	$79	$160	$166
Third-Party Firms	21	41	61

Total	$99	$201	$227

Competition

The life insurance industry consists of many companies with no single company dominating the market for all products. We selectively compete with large, well-established life insurance companies in a mature market, where product features, price and service are key drivers. We primarily compete with others based on these drivers as well as distribution channel relationships, brand recognition, financial strength ratings of our insurance subsidiaries and financial stability. We are selective in our markets of interest and will continue to focus deeply in those areas that align to our offering.

Underwriting

Our underwriting process, built around extensive underwriting guidelines, is designed to assign prospective insureds to risk classes in a manner that is consistent with our business and financial objectives, including our risk appetite and pricing expectations.

As part of making an underwriting decision, our underwriters evaluate information disclosed as part of the application process as well as information obtained from other sources after the application. This information includes, but is not limited to, the insured’s age and sex, results from medical exams and financial information.

We continue to research and develop guideline changes to increase the efficiency of our underwriting process (e.g., through the use of predictive models), both from an internal cost perspective and our customer experience perspective.

We manage changes to our underwriting guidelines though a robust governance process that ensures that our underwriting decisions continue to align with our business and financial objectives, including risk appetite and pricing expectations.

With an average of more than 15 years of industry underwriting experience, our team of more than 100 underwriters and four medical directors is dedicated to making accurate, timely and competitive underwriting decisions. Our line underwriters are empowered to make decisions and receive support of underwriting managers and medical directors when needed.

Our financial due diligence team, with more than 50 years of combined insurance experience, combines legal, financial and investigative expertise to support the financial underwriting of complex cases, assist in case design and plays an important in fraud prevention.

We continuously monitor our underwriting decisions through internal audits and other quality control processes, to ensure accurate and consistent application of our underwriting guidelines.

We use reinsurance to manage our mortality risk and volatility. Our reinsurer partners regularly review our underwriting practices and mortality and lapse experience through audits and experience studies, the outcome of which have consistently validated the high-quality underwriting process and decisions.

Pricing and Fees

Life insurance products are priced based upon assumptions including, but not limited to, expected future premium payments, surrender rates, mortality and morbidity rates, investment returns, hedging costs, equity returns, expenses and inflation and capital requirements. The primary source of revenue from our life insurance business is premiums from our policyholders, investment income from our General Account, asset-based fees (including investment management and 12b-1 fees) and policy charges (expense loads, surrender charges, mortality charges and other policy charges).

Risk Management

Reinsurance

We use reinsurance to mitigate a portion of risk present and optimize the capital efficiency and operating returns of our life insurance portfolio. As part of our risk management function, we continuously monitor the financial condition of our reinsurers in an effort to minimize our exposure to significant losses from reinsurer insolvencies.

Non-affiliate Reinsurance. We generally obtain reinsurance for the portion of a life insurance policy that exceeds $10 million. For amounts reinsured, we have set up reinsurance pools with highly rated unaffiliated reinsurers. These reinsurance arrangements obligate the pool participants to pay death claim amounts in excess of our retention limits for an agreed-upon premium.

Captive Reinsurance. We have a captive reinsurance company to optimize capital efficiency and operating returns of certain capital-intensive products. AXA RE Arizona reinsures a 90% quota share of level premium term insurance issued by AXA Equitable Life on or after March 1, 2003 through December 31, 2008, 100% quota share of level term insurance issued by USFL on or after December 31, 2004, 90% of the risk of the lapse protection riders under UL insurance policies issued by AXA Equitable Life on or after June 1, 2003 through June 30, 2007 and those issued by MLOA on or after June 1, 2003 through June 30, 2007 on a 90% quota share basis (collectively, the “Life Business”).

In connection with the GMxB Unwind, it is expected that prior to the completion of this offering AXA RE Arizona will novate the Life Business from AXA RE Arizona to a newly formed captive reinsurance company. For additional information on the GMxB Unwind, see “The Reorganization Transactions—Unwind of GMxB Reinsurance.”

Hedging

We hedge the exposure contained in our IUL products and the MSO rider we offer on our VUL products. These products and riders allow the policyholder to participate in the performance of an index price movement up to certain caps and/or protect the policyholder in a movement down to a certain buffer for a set period of time. In order to support our obligations under these investment options, we enter into derivatives contracts whose payouts, in combination with returns from the underlying fixed income investments, seek to replicate those of the index price, subject to prescribed caps and buffers.

Employee Benefits

Our employee benefits business focuses on serving small and medium-sized businesses, a priority segment for our company, offering these businesses a differentiated technology platform and competitive suite of group insurance products. Though we only entered the market in 2015, we now offer coverage nationally. Leveraging our innovative technology platform, we have formed strategic partnerships with large insurance and health carriers as their primary group benefits provider. As a new entrant in the employee benefits market we were able to build a platform from the ground up, without reliance on legacy systems. This puts us in a position to embrace industry shifts quickly and provides the Company an advantage over many competitors.

Products

Our products are designed to provide valuable protection for employees as well as help employers attract employees and control costs. We currently offer a suite of life, short- and long-term disability, dental and vision insurance products.

For the six months ended June 30, 2017, employee benefits collected premiums amounted to $7 million, mainly driven by group life insurance sales ($4 million), short- and long-term disability ($2 million) and dental ($1 million).

Markets

Our employee benefit product suite is targeted to small and medium-sized businesses seeking simple, technology-driven employee benefits management. We built the employee benefits business from the ground up based on feedback from brokers and employers, ensuring the business’ relevance to the market we address. We are committed to continuously evolving our product suite and technology platform to meet market demand.

Distribution

We distribute our employee benefits products through AXA Advisors and through a growing network of third-party firms, including private exchanges, health plans and professional employer organizations.

Competition

The employee benefits marketplace is a fast-moving, competitive environment. The main factors of competition include price, quality of customer service and claims management, technological capabilities, quality of distribution and financial strength ratings. In this market, we compete with several companies offering similar products. In addition, there is competition in attracting brokers to actively market our products. Key competitive factors in attracting brokers include product offerings and features, financial strength, support services and compensation.

Underwriting

We have senior level oversight of the underwriting process to facilitate quality sales and serve the needs of our customers, while supporting our financial strength and business objectives. The application of our underwriting guidelines is continuously monitored through internal underwriting audits to achieve high standards of underwriting and consistency.

Pricing and Fees

Employee benefits pricing reflects the claims experience and the risk characteristics of each group. We set appropriate plans for the group based on demographic information and, for larger groups, also evaluate the experience of the group. The claims experience is reviewed at time of policy issuance and during the renewal timeframes, resulting in periodic pricing adjustments at the group level.

Reinsurance

We partner with Group Reinsurance Plus to provide reinsurance on our short- and long-term disability products. Our current arrangement provides quota share reinsurance at 50% for disability products.

Corporate and Other

Corporate and Other includes certain of our financing and investment expenses. It also includes: the AXA Advisors broker-dealer business, Closed Block, run-off variable annuity reinsurance business, run-off group pension business, run-off health business, benefit plans for our employees and certain unallocated items, including capital and related investments, interest expense and corporate expense. AB’s results of operations are reflected in the Investment Management and Research segment. Accordingly, Corporate and Other does not include any items applicable to AB.

AXA Advisors Broker-Dealer Business

AXA Advisors provides financial planning and advice, insurance and savings solutions, as well as full-service brokerage services through our financial advisors who have access to a broad selection of both affiliated and non-affiliated products to help clients meet their financial needs. While the revenue from retirement and protection products sold through AXA Advisors is recognized within the Individual Retirement, Group Retirement and Protection Solutions segments, Corporate and Other includes revenue from the AUA of the AXA Advisors broker-dealer business. As of June 30, 2017 and December 31, 2016, the AXA Advisors broker-dealer business included $40.5 billion and $36.7 billion, respectively, in AUA.

Closed Block

In connection with the demutualization of AXA Equitable Life in 1992, the Closed Block was established for the benefit of certain classes of individual participating policies for which AXA Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provisions for the payment of claims, certain expenses and taxes, and for the continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Company. The plan of demutualization prohibits the reallocation, transfer, borrowing or lending of assets between the Closed Block and other portions of the General Account, any of our Separate Accounts or to any affiliate of ours without the approval of the NYDFS. Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

For additional information on the Closed Block, see note 5 of the notes to our annual financial statements included elsewhere in this prospectus.

ACS Life

ACS Life is a direct subsidiary of Holdings that is currently in run-off. It was purchased by AXA in 1995 and until being put into run-off in 2002, it predominantly wrote reinsurance treaties on variable annuity GMxB riders for third parties, as well as a limited amount of ordinary life, structured settlements and long-term disability. All open treaties were closed to new business by December 31, 2004. Depending on the benefit reinsured, these treaties generally contain limitations on the individual and aggregate annual claims. In addition, GMIB claims are cash settled and the settlement formulas are all subject to minimum interest rates. These features, together with a dynamic hedging program, serve to protect the capital allocated to the business, particularly in adverse market scenarios.

A summary of ACS Life’s exposures to GMxB features is provided in the table below.

	As of
ACS Life In-Force VA	June 30, 2017	December 31, 2016	December 31, 2015
GMDB
Policy Count (in thousands)	225	239	264
Reinsured Account Value (in billions)	$9.4	$9.4	$10.1
Net amount at risk (in millions)	$738	$912	$1,182
U.S. GAAP Reserves (in millions)	$104	$121	$135
GMIB
Policy Count (in thousands)	54	57	63
Reinsured Account Value (in billions)	$2.6	$2.7	$2.9
Net amount at risk (in millions)	$316	$357	$395
U.S. GAAP Reserves (in millions)	$233	$258	$268

To achieve better alignment between statutory capital requirements and economic hedging program objectives, ACS Life retrocedes a 100% quota share of its GMDB and GMIB liabilities to its captive subsidiary CS Life RE. ACS Life is entitled to a credit in its calculation of statutory reserves for amounts reinsured to the CS Life RE, to the extent the CS Life RE holds assets in an irrevocable trust, letters of credit or other financing acceptable to the Delaware Department of Insurance. CS Life RE meets this requirement in part through letters of credit and after this offering we expect that CS Life RE will continue to have access to letters of credit through the bank facilities described in “Recapitalization.”

CS Life RE employs a dynamic hedging program in order to mitigate the economic risks associated with its GMDB and GMIB reinsurance contracts. CS Life RE seeks to hedge its economic exposure to both equity markets and interest rates through the use of exchange traded equity index futures and U.S. Treasury futures as well by holding long-term bonds.

AXA Equitable FMG

AXA Equitable FMG oversees our variable funds business and offers benefits throughout our organization. AXA Equitable FMG helps the product segments add value to and marketing appeal to our retirement and protection solutions products by bringing investment management expertise and specialized strategies to the underlying investment lineup of each product. In addition, by advising an attractive array of proprietary investment portfolios (each, a “Portfolio,” and together, the “Portfolios”), AXA Equitable FMG brings investment acumen, financial controls and economies of scale to the construction of high-quality, economical underlying investment options for our products. Finally, AXA Equitable FMG is able to negotiate favorable terms for investment services, operations, trading and administrative function for the Portfolios.

AXA Equitable FMG provides investment management and administrative services to proprietary investment vehicles sponsored by the Company, including investment companies that are underlying investment options for our variable insurance and annuity products. AXA Equitable FMG is registered as an investment adviser under the Investment Advisers Act. AXA Equitable FMG serves as the investment adviser to three investment companies that are registered under the Investment Company Act of 1940, as amended—EQAT, AXA Premier VIP Trust and 1290 Funds (each, a “Trust” and collectively, the “Trusts”)—and to two private investment trusts established in the Cayman Islands. Each of such investment companies and private investment trusts is a “series” type of trust with multiple Portfolios. AXA Equitable FMG provides discretionary investment management services to the Portfolios, including, among other things, (1) portfolio management services for the Portfolios; (2) selecting investment sub-advisers and (3) developing and executing asset allocation strategies for multi-advised Portfolios and Portfolios structured as funds-of-funds. AXA Equitable FMG also provides administrative services to the Portfolios. AXA Equitable FMG is further charged with ensuring that the other parts of the Company that interact with the Trusts, such as product management, the distribution system and the financial organization, have a specific point of contact.

AXA Equitable FMG has a variety of responsibilities for the general management and administration of its investment company clients. One of AXA Equitable FMG’s primary responsibilities is to provide clients with portfolio management and investment advisory evaluation services, principally by reviewing whether to appoint, dismiss or replace sub-advisers to each Portfolio, and thereafter monitoring and reviewing each sub-adviser’s performance through qualitative and quantitative analysis, as well as periodic in-person, telephonic and written consultations with the sub-advisers. Currently, AXA Equitable FMG has entered into sub-advisory agreements with more than 40 different sub-advisers, including AB and other AXA affiliates. Another primary responsibility of AXA Equitable FMG is to develop and monitor the investment program of each Portfolio, including Portfolio investment objectives, policies and asset allocations for the Portfolios, select investments for Portfolios (or portions thereof) for which it provides direct investment selection services, and ensure that investments and asset allocations are consistent with the guidelines that have been approved by clients. The administrative services that AXA Equitable FMG provides to the Portfolios include, among others, coordination of each Portfolio’s audit, financial statements and tax returns; expense management and budgeting; legal administrative services and compliance monitoring; portfolio accounting services, including daily net asset value accounting; risk management; and oversight of proxy voting procedures and anti-money laundering program.

Regulation

Insurance Regulation

Our insurance subsidiaries are licensed to transact insurance business, and are subject to extensive regulation and supervision by insurance regulators, in all 50 states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and nine of Canada’s thirteen provinces and territories. The primary regulator of an insurance company, however, is located in its state of domicile. AXA Equitable Life is domiciled in New York and is primarily regulated by the NYDFS. AXA Corporate Solutions Life Reinsurance Company is domiciled in Delaware and is primarily regulated by the Commissioner of the Delaware Department of Insurance. MLOA, AXA RE Arizona Company and CS Life RE are domiciled in Arizona and are primarily regulated by the Director of Insurance of the Arizona Department of Insurance. AXA Equitable Life and Annuity Company is domiciled in Colorado and is primarily regulated by the Commissioner of Insurance of the Colorado Division of Insurance. U.S. Financial Life Insurance Company is domiciled in Ohio and is primarily regulated by the Director of Insurance of the Ohio Department of Insurance. The extent of regulation by jurisdiction varies, but most jurisdictions have laws and regulations governing the financial aspects and business conduct of insurers. State laws in the United States grant insurance regulatory authorities broad administrative powers with respect to, among other things, licensing companies to transact business, sales practices, establishing statutory capital and reserve requirements and solvency standards, reinsurance and hedging, protecting privacy, regulating advertising, restricting the payment of dividends and other transactions between affiliates, permitted types and concentrations of investments and business conduct to be maintained by insurance companies as well as agent licensing, approval of policy forms and, for certain lines of insurance, approval or filing of rates. Insurance regulators have the discretionary authority to limit or prohibit new issuances of business to policyholders within their jurisdictions when, in their judgment, such regulators determine that the issuing company is not maintaining adequate statutory surplus or capital. Additionally, New York Insurance Law limits sales commissions and certain other marketing expenses that we may incur. For additional information on Insurance Supervision, see “Risk Factors.”

Supervisory agencies in each of the jurisdictions in which we do business may conduct regular or targeted examinations of our operations and accounts, and make requests for particular information from us. Periodic financial examinations of the books, records, accounts and business practices of insurers domiciled in their states are generally conducted by such supervisory agencies every three to five years. From time to time, regulators raise issues during examinations or audits of us that could, if determined adversely, have a material adverse effect on us. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as accounting or statutory reserve requirements. In addition to oversight by state insurance regulators in recent years, the insurance industry has seen an increase in inquiries from state attorneys general and other state officials regarding compliance with certain state insurance, securities and other applicable laws. We have received and responded to such inquiries from time to time. For additional information on legal and regulatory risk, see “Risk Factors—Legal and Regulatory Risks.”

Each of our insurance subsidiaries are required to file detailed annual financial statements, prepared on a statutory accounting basis or in accordance with other accounting practices permitted by the applicable regulator, with supervisory agencies in each of the jurisdictions in which we do business. The NAIC has approved a series of uniform statutory accounting principles (“SAP”) that have been adopted, in some cases with minor modifications, by all state insurance regulators. As a basis of accounting, SAP was developed to monitor and regulate the solvency of insurance companies. In developing SAP, the insurance regulators were primarily concerned with assuring an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary state. The values for assets, liabilities and equity reflected in financial statements prepared in accordance with U.S. GAAP are usually different from those reflected in financial statements prepared under SAP.

Holding Company and Shareholder Dividend Regulation. Most states, including Arizona, Colorado, Delaware, New York and Ohio, regulate transactions between an insurer and its affiliates under insurance holding company acts. The insurance holding company laws and regulations vary from jurisdiction to jurisdiction, but generally require that all transactions affecting insurers within a holding company system be fair and reasonable and, if material, typically require prior notice and approval or non-disapproval by the state’s insurance regulator.

The insurance holding company laws and regulations generally also require a controlled insurance company (insurers that are subsidiaries of insurance holding companies) to register with state regulatory authorities and to file with those authorities certain reports, including information concerning its capital structure, ownership, financial condition, certain intercompany transactions and general business operations. States generally require the ultimate controlling person of a U.S. insurer to file an annual enterprise risk report with the lead state of the insurance holding company system identifying risks likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole.

State insurance statutes also typically place restrictions and limitations on the amount of dividends or other distributions payable by insurance company subsidiaries to their parent companies, as well as on transactions between an insurer and its affiliates. The New York insurance laws were amended, effective for dividends paid in 2016 and thereafter, to permit payment of ordinary dividends without regulatory approval based on one of two standards. The first standard allows a domestic stock life insurer to pay an ordinary dividend out of earned surplus. The second standard allows an insurer to pay an ordinary dividend out of other than earned surplus if such insurer does not have sufficient positive earned surplus to pay an ordinary dividend. Dividends in excess of these prescribed limits are considered to be extraordinary dividends and require explicit approval from the NYDFS. In the second quarter of 2017, however, AXA Equitable Life agreed with the NYDFS that, until it files with the NYDFS a plan with respect to the management of its variable annuity business ceded to AXA RE Arizona and has fully implemented such plan, (i) any ordinary shareholder dividends it seeks to pay will be paid only pursuant to Section 4207(a)(2) of the New York Insurance Law and (ii) it will provide the NYDFS with notice and the opportunity to disapprove the ordinary shareholder dividend. We expect that the completion of the

GMxB Unwind will satisfy the NYDFS’s conditions described above, and once complete, we will be permitted to pay ordinary dividends without regulatory approval based on one of the two standards described above.

Other states have limitations on dividends similar to New York’s, providing that dividends in excess of prescribed limits, based on prior year’s earnings and surplus of the insurance company, established by applicable state regulation, are considered to be extraordinary dividends and require explicit approval from the applicable state regulator. As a holding company, we depend on dividends from our subsidiaries to meet our obligations. For additional information on shareholder dividends, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

State insurance holding company regulations also regulate changes in control. State laws generally provide that no person, corporation or other entity may acquire control of an insurance company, or a controlling interest in any parent company of an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Generally, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired “control” of the company. This statutory presumption may be rebutted by a showing that control does not exist in fact. State insurance regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than 10% of voting securities.

The laws and regulations regarding acquisition of control transactions may discourage potential acquisition proposals and may delay or prevent a change of control involving us, including through unsolicited transactions that some of our shareholders might consider desirable.

NAIC. The mandate of the NAIC is to benefit state insurance regulatory authorities and consumers by promulgating model insurance laws and regulations for adoption by the states. The NAIC provides standardized insurance industry accounting and reporting guidance through its Accounting Practices and Procedures Manual (the “Manual”). However, statutory accounting principles have been, or may be, modified by individual state laws, regulations and permitted practices. Changes to the Manual or modifications by the various state insurance departments may impact the statutory capital and surplus of our U.S. insurance companies.

In September 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (“ORSA”), which has been enacted by New York and our other domiciliary states. ORSA requires that insurers maintain a risk management framework and conduct an internal risk and solvency assessment of the insurer’s material risks in normal and stressed environments. The assessment is documented in a confidential annual summary report, a copy of which must be made available to regulators as required or upon request.

In December 2012, the NAIC approved a new valuation manual containing a principles-based approach to life insurance company reserves. Principles-based reserving is designed to better address reserving for products, including the current generation of products for which the current formulaic basis for reserve determination does not work effectively. The principles-based reserving approach became effective for new business on January 1, 2017 in the states where it has been adopted with a three-year phase-in period. The NYDFS has publicly stated its intention to implement the principles-based reserving approach beginning in January 2018, subject to a working group of the NYDFS establishing the necessary reserves safeguards, although the New York State Legislature has yet to adopt enabling legislation.

Captive Reinsurer Regulation. As described above, we use captive reinsurers as part of our capital management strategy. During the last few years, the NAIC and certain state regulators, including the NYDFS, have been scrutinizing insurance companies’ use of affiliated captive reinsurers or offshore entities.

In 2014, the NAIC considered a proposal to require states to apply NAIC accreditation standards, applicable to traditional insurers, to captive reinsurers. In 2015, the NAIC adopted such a proposal, in the form of a revised preamble to the NAIC accreditation standards (the “Standard”), with an effective date of January 1, 2016 for application of the Standard to captives that assume level premium term life insurance (“XXX”) business and universal life with secondary guarantees (“AXXX”) business. During 2014, the NAIC approved a new regulatory framework, the XXX/AXXX Reinsurance Framework, applicable to XXX/AXXX transactions. The framework requires more disclosure of an insurer’s use of captives in its statutory financial statements, and narrows the types of assets permitted to back statutory reserves that are required to support the insurer’s future obligations. The NAIC implemented the framework through an actuarial guideline (“AG 48”), which requires the actuary of the ceding insurer that opines on the insurer’s reserves to issue a qualified opinion if the framework is not followed. AG 48 applies prospectively, so that XXX/AXXX captives will not be subject to AG 48 if reinsured policies were issued prior to January 1, 2015 and ceded so that they were part of a reinsurance arrangement as of December 31, 2014, as is the case for the XXX business and AXXX business reinsured by our current and future Arizona captives. Regulation of XXX/AXXX captives is deemed to satisfy the Standard if the applicable reinsurance transaction satisfies the XXX/AXXX Reinsurance Framework requirements adopted by the NAIC. The NAIC also adopted a revised Credit for Reinsurance Model Law in January 2016 and the Term and Universal Life Insurance Reserving Financing Model Regulation in December 2016 to replace AG 48. The model regulation will generally replace AG 48 in a state upon the state’s adoption of the model regulation. The NAIC left for future action the application of the Standard to captives that assume variable annuity business.

During 2015, the E Committee established the VAIWG to oversee the NAIC’s efforts to study and address, as appropriate, regulatory issues resulting in variable annuity captive reinsurance transactions. In November 2015, upon the recommendation of the VAIWG, the E Committee adopted the VA Framework for Change which recommends charges for NAIC working groups to adjust the variable annuity statutory framework applicable to all insurers that have written or are writing variable annuity business. The VA Framework for Change contemplates a holistic set of reforms that would improve the current reserve and capital framework and address root cause issues that result in the use of captive arrangements but would not necessarily mandate recapture by insurers of VA cessions to captives. In November 2015, VAIWG engaged Oliver Wyman (“OW”) to conduct a QIS involving industry participants including the Company, of various reforms outlined in the VA Framework for Change. OW completed the QIS in July of 2016 and reported its initial findings to the VAIWG in late August 2016. The OW report proposed certain revisions to the current VA reserve and capital framework, which focused on (i) mitigating the asset-liability accounting mismatch between hedge instruments and statutory instruments and statutory liabilities, (ii) removing the non-economic volatility in statutory capital charges and the resulting solvency ratios and (iii) facilitating greater harmonization across insurers and products for greater compatibility, and recommended a second quantitative impact study be conducted so that testing can inform the proper calibration for certain conceptual and/or preliminary parameters set out in the OW proposal. Following a fourth quarter 2016 public comment period and several meetings on the OW proposal, the VAIWG determined that a QIS2 involving industry participants, including us, will be conducted by OW. The QIS2 began in February 2017 and was expected to be completed by September 2017, with NAIC deliberations on QIS2 results during the fourth quarter of 2017. Although the QIS2 timetable indicates the VAIWG expects to complete its work in 2017, timing for implementation of changes to the current VA reserve and capital framework remains uncertain.

We cannot predict what revisions, if any, will be made to the model laws and regulations relating to XXX/AXXX transactions, or to the Standard, if adopted for variable annuity captives, as states consider their adoption or undertake their implementation, or to the VA Framework for Change proposal as a result of QIS2 and ongoing NAIC deliberations. It is also unclear whether these or other proposals will be adopted by the NAIC, or what additional actions and regulatory changes will result from the continued captives scrutiny and reform efforts by the NAIC and other regulatory bodies. Any regulatory action that limits our ability to achieve desired benefits from the use of or materially increases our cost of using captive reinsurance and applies retroactively, including, if the Standard is adopted as proposed, without grandfathering provisions for existing captive variable annuity reinsurance entities, could have a material adverse effect on our financial condition or results of operations. For additional information on our use of a captive reinsurance company, see “Risk Factors.”

Surplus and Capital; Risk Based Capital. Insurers are required to maintain their capital and surplus at or above minimum levels. Regulators have discretionary authority, in connection with the continued licensing of insurance companies, to limit or prohibit an insurer’s sales to policyholders if, in their judgment, the regulators determine that such insurer has not maintained the minimum surplus or capital or that the further transaction of business will be hazardous to policyholders. We report our RBC based on a formula calculated by applying factors to various asset, premium and statutory reserve items, as well as taking into account the risk characteristics of the insurer. The major categories of risk involved are asset risk, insurance risk, interest rate risk, market risk and business risk. The formula is used as a regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. State insurance laws provide insurance regulators the authority to require various actions by, or take various actions against, insurers whose RBC ratio does not meet or exceed certain RBC levels. As of the date of the most recent annual statutory financial statements filed with insurance regulators, the RBC of each of our insurance subsidiaries was in excess of each of those RBC levels.

Guaranty Associations and Similar Arrangements. Each of the states in which we are admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. The laws are designed to protect policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

During each of the past five years, the assessments levied against us have not been material.

Broker-Dealer and Securities Regulation

We and certain policies and contracts offered by us are subject to regulation under the Federal securities laws administered by the SEC, self-regulatory organizations and under certain state securities laws. These regulators may conduct examinations of our operations, and from time to time make requests for particular information from us.

Certain of our subsidiaries, including AXA Advisors, AXA Distributors, AllianceBernstein Investments, Inc. and Sanford C. Bernstein & Co., LLC (“SCB LLC”), are registered as broker-dealers (collectively, the “Broker-Dealers”) under the Exchange Act. The Broker-Dealers are subject to extensive regulation by the SEC and are members of, and subject to regulation by, FINRA, a self-regulatory organization subject to SEC oversight. The Broker-Dealers are subject to the capital requirements of the SEC and/or FINRA, which specify minimum levels of capital (“net capital”) that the Broker-Dealers are required to maintain and also limit the amount of leverage that the Broker-Dealers are able to employ in their businesses. The SEC and FINRA also regulate the sales practices of the Broker-Dealers. In recent years, the SEC and FINRA have intensified their scrutiny of sales practices relating to variable annuities, variable life insurance and alternative investments, among other products. In addition, the Broker-Dealers are also subject to regulation by state securities administrators in those states in which they conduct business, who may also conduct examinations and direct inquiries to the Broker-Dealers.

Certain of our Separate Accounts are registered as investment companies under the Investment Company Act. Separate Account interests under certain annuity contracts and insurance policies issued by us are also registered under the Securities Act. EQAT, AXA Premier VIP Trust and 1290 Funds are registered as investment companies under the Investment Company Act and shares offered by these investment companies are also registered under the Securities Act. Many of the investment companies managed by AB, including a variety of mutual funds and other pooled investment vehicles, are registered with the SEC under the Investment Company Act, and, if appropriate, shares of these entities are registered under the Securities Act.

Certain subsidiaries including AXA Equitable FMG, AXA Advisors and AB and certain of its subsidiaries and affiliates are registered as investment advisers under the Investment Advisers Act. The investment advisory activities of such registered investment advisers are subject to various federal and state laws and regulations and to the laws in those foreign countries in which they conduct business. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations.

AXA Equitable FMG is registered with the CFTC as a commodity pool operator with respect to certain portfolios and is also a member of the National Futures Association (“NFA”). AB and certain of its subsidiaries are also separately registered with the CFTC as commodity pool operators and commodity trading advisers; SCB LLC is also registered with the CFTC as a commodity introducing broker. The CFTC is a federal independent agency that is responsible for, among other things, the regulation of commodity interests and enforcement of the Commodity Exchange Act (“CEA”). The NFA is a self-regulatory organization to which the CFTC has delegated, among other things, the administration and enforcement of commodity regulatory registration requirements and the regulation of its members. As such, AXA Equitable FMG is subject to regulation by the NFA and CFTC and is subject to certain legal requirements and restrictions in the CEA and in the rules and regulations of the CFTC and the rules and by-laws of the NFA on behalf of itself and any commodity pools that it operates, including investor protection requirements and antifraud prohibitions, and is subject to periodic inspections and audits by the CFTC and NFA. AXA Equitable FMG is also subject to certain CFTC-mandated disclosure, reporting and recordkeeping obligations.

Regulators, including the SEC, FINRA, the CFTC, NFA and state attorneys general, continue to focus attention on various practices in or affecting the investment management and/or mutual fund industries, including portfolio management, valuation and the use of fund assets for distribution.

We and certain of our subsidiaries have provided, and in certain cases continue to provide, information and documents to the SEC, FINRA, the CFTC, NFA, state attorneys general, the NYDFS and other state insurance regulators, and other regulators regarding our compliance with insurance, securities and other laws and regulations regarding the conduct of our businesses. For example, we have responded to inquiries from the SEC requesting information with regard to contract language and accompanying disclosure for certain variable annuity contracts. For additional information on regulatory matters, see note 17 of the notes to our annual financial statements included elsewhere in this prospectus.

The SEC, FINRA, the CFTC and other governmental regulatory authorities may institute administrative or judicial proceedings that may result in censure, fines, the issuance of cease-and-desist orders, trading prohibitions, the suspension or expulsion of a broker-dealer or member, its officers, registered representatives or employees or other similar sanctions.

AB Holding is an NYSE-listed company and, accordingly, is subject to the applicable regulations promulgated by the NYSE.

Dodd-Frank Wall Street Reform and Consumer Protection Act

Currently, the U.S. federal government does not directly regulate the business of insurance. While the Dodd-Frank Act does not remove primary responsibility for the supervision and regulation of insurance from the states, Title V of the Dodd-Frank Act establishes the FIO within the U.S. Treasury Department and reforms the regulation of the non-admitted property and casualty insurance market and the reinsurance market. The Dodd-Frank Act also established the FSOC, which is authorized to subject non-bank financial companies, including insurers, to supervision by the Federal Reserve and enhanced prudential standards if the FSOC determines that a non-bank financial institution could pose a threat to U.S. financial stability. The FIO has authority that extends to all lines of insurance except health insurance, crop insurance and (unless included with life or annuity components) long-term care insurance. Under the Dodd-Frank Act, the FIO is charged with monitoring all aspects of the insurance industry (including identifying gaps in regulation that could contribute to a systemic crisis), recommending to the FSOC the designation of any insurer and its affiliates (potentially including AXA and its affiliates) as a non-bank financial company subject to oversight by the Board of Governors of the Federal Reserve System (including the administration of stress testing on capital), assisting the Treasury Secretary in negotiating “covered agreements” with non-U.S. governments or regulatory authorities, and, with respect to state insurance laws and regulation, determining whether state insurance measures are pre-empted by such covered agreements. In addition, the FIO is empowered to request and collect data (including financial data) on and from the insurance industry and insurers (including reinsurers) and their affiliates. In such capacity, the FIO may require an insurer or an affiliate of an insurer to submit such data or information as the FIO may reasonably require. In addition, the FIO’s approval will be required to subject an insurer or a company whose largest U.S. subsidiary is an insurer to the special orderly liquidation process outside the federal bankruptcy code, administered by the FDIC pursuant to the Dodd-Frank Act. The Dodd-Frank Act also reforms the regulation of the non-admitted property/casualty insurance market (commonly referred to as excess and surplus lines) and the reinsurance markets, including prohibiting the ability of non-domiciliary state insurance regulators to deny credit for reinsurance when recognized by the ceding insurer’s domiciliary state regulator.

Other aspects of our operations could also be affected by the Dodd-Frank Act. These include:

Heightened Standards and Safeguards. The FSOC may recommend that state insurance regulators or other regulators apply new or heightened standards and safeguards for activities or practices we and other insurers or other financial services companies engage in if the FSOC determines that those activities or practices could create or increase the risk that significant liquidity, credit or other problems spread among financial companies. We cannot predict whether any such recommendations will be made or their effect on our business, consolidated results of operations or financial condition.

Over-The-Counter Derivatives Regulation. The Dodd-Frank Act includes a framework of regulation of the OTC derivatives markets. Regulations approved to date require clearing of previously uncleared transactions and will require clearing of additional OTC transactions in the future. In addition, recently approved regulations impose margin requirements on OTC transactions not required to be cleared. As a result of these regulations, our costs of risk mitigation have and may continue to increase under the Dodd-Frank Act. For example, margin requirements, including the requirement to pledge initial margin for OTC cleared transactions entered into after June 10, 2013 and for OTC uncleared transactions entered into after the phase-in period, which would be applicable to us in 2019, have increased. In addition, restrictions on securities that will qualify as eligible collateral will require increased holdings of cash and highly liquid securities with lower yields causing a reduction in income. Centralized clearing of certain OTC derivatives exposes us to the risk of a default by a clearing member or clearinghouse with respect to our cleared derivatives transactions. We use derivatives to mitigate a wide range of risks in connection with our business, including the impact of increased benefit exposures from certain variable annuity products that offer GMxB features. We have always been subject to the risk that our hedging and other management procedures might prove ineffective in reducing the risks to which insurance policies expose us or that unanticipated policyholder behavior or mortality, combined with adverse market events, could produce economic losses beyond the scope of the risk management techniques employed. Any such losses could be increased by higher costs of writing derivatives (including customized derivatives) and the reduced availability of customized derivatives that might result from the enactment and implementation of the Dodd-Frank Act.

Broker-Dealer Regulation. The Dodd-Frank Act provides that the SEC may promulgate rules to provide that the standard of conduct for all broker-dealers, when providing personalized investment advice about securities to retail customers (and any other customers as the SEC may by rule provide) will be the same as the standard of conduct applicable to an investment adviser under the Investment Advisers Act. Although the full impact of such a provision can only be measured when the implementing regulations are adopted, the intent of this provision is to authorize the SEC to impose on broker-dealers fiduciary duties to their customers similar to what applies to investment advisers under existing law. At the same time that the SEC is considering rulemaking as directed by the Dodd-Frank Act, FINRA is also focusing on how broker-dealers identify and manage conflicts of interest.

Although many of the regulations implementing portions of the Dodd-Frank Act have been promulgated, we are still unable to predict how this legislation may be interpreted and enforced or the full extent to which implementing regulations and policies may affect us. Also, the Trump administration and Congressional majority have indicated that the Dodd-Frank Act will be under further scrutiny and some of the provisions of the Dodd-Frank Act may be revised, repealed or amended. For example, President Trump has issued an executive order that calls for a comprehensive review of the Dodd-Frank Act and requires the Secretary of the Treasury to consult with the heads of the member agencies of FSOC to identify any laws, regulations or requirements that inhibit federal regulation of the financial system in a manner consistent with the core principles identified in the executive order. In addition, on June 8, 2017, the U.S. House of Representatives passed the Financial CHOICE Act of 2017, which proposes to amend or repeal various sections of the Dodd-Frank Act. There is considerable uncertainty with respect to the impact the Trump administration and Congressional majority may have, if any, on the Dodd-Frank Act, and any changes likely will take time to unfold. We cannot predict the ultimate content, timing or effect of any reform legislation or the impact of potential legislation on us.

ERISA Considerations

We provide certain products and services to employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and certain provisions of the Code. As such, our activities are subject to the restrictions imposed by ERISA and the Code, including the requirement that fiduciaries must perform their duties solely in the interests of plan participants and beneficiaries, and fiduciaries may not cause or permit a covered plan to engage in certain prohibited transactions with persons (parties-in-interest) who have certain relationships with respect to such plans. The applicable provisions of ERISA and the Code are subject to enforcement by the DOL, the IRS and the Pension Benefit Guaranty Corporation.

In April 2016, the DOL issued a final rule (the “Rule”) that significantly expands the range of activities that would be considered to be fiduciary investment advice under ERISA when our advisors and our employees provide investment-related information and support to retirement plan sponsors, participants and individual retirement account (“IRA”) holders. The DOL also issued in connection with the Rule amendments to certain prohibited transaction exemptions under ERISA, and issued a new Best Interest Contract Exemption that applies more onerous disclosure and contract requirements to, and increases fiduciary requirements and liability exposure in respect of, transactions involving ERISA plans, plan participants and IRAs. In February 2017, the DOL was directed by memorandum (the “President’s Memorandum”) to review the Rule and determine whether the Rule should be rescinded or revised, in light of the new administration’s policies and orientations. In response, in March 2017, the DOL published a notice soliciting comments on the examination described in the President’s Memorandum, which were due in April 2017. In addition, in April 2017, the DOL announced that the applicability date of the Rule was deferred from April 10, 2017 until June 9, 2017. The Rule became partially effective on June 9, 2017, with a special transition period for certain requirements that are due to take effect on January 1, 2018. On July 6, 2017, the DOL published a request for information in connection with its examination of the Rule which included a request for comments on further delaying implementation of the Rule. On August 31, 2017, the DOL published a notice proposing to extend the special transition period from January 1, 2018 to July 1, 2019. On November 1, 2017, the DOL submitted its final rule supporting the extension to the OMB for review. The outcome of the foregoing cannot be anticipated at this time.

While the extent of implementation of the Rule remains uncertain, unless it is repealed or meaningfully revised it is likely to result in adverse changes to the level and type of services we provide, as well as the nature and amount of compensation and fees that we and our advisors and firms receive for investment-related services to retirement plans and IRAs, which may have a significant adverse effect on our business and consolidated results of operations.

International Regulation

Regulators and lawmakers in non-U.S. jurisdictions are engaged in addressing the causes of the financial crisis and means of avoiding such crises in the future. On July 18, 2013, the International Association of Insurance Supervisors (“IAIS”) published an initial assessment methodology for designating GSIIs, as part of the global initiative launched by the G20 with the assistance of the Financial Stability Board (“FSB”) to identify those insurers whose distress or disorderly failure, because of their size, complexity and interconnectedness, would cause significant disruption to the global financial system and economic activity.

On July 18, 2013, the FSB published its initial list of nine GSIIs, which included AXA. The GSII list is updated annually following consultation with the IAIS and respective national supervisory authorities. AXA remained on the list as updated in November 2014, 2015 and 2016. The policy measures for GSIIs, published by the IAIS in July 2013, include (i) the introduction of new capital requirements; a “basic” capital requirement (“BCR”) applicable to all GSII activities which serves as a basis for an additional level of capital, called “Higher Loss Absorbency” (“HLA”) required from GSIIs in relation to their systemic activities, (ii) greater regulatory oversight over holding companies, (iii) various measures to promote the structural and financial “self-sufficiency” of group companies and reduce group interdependencies including restrictions on intra-group financing and other arrangements and (iv) in general, a greater level of regulatory scrutiny for GSIIs (including a requirement to establish a Systemic Risk Management Plan (“SRMP”), a Liquidity Risk Management Plan (“LRMP”) and a Recovery and Resolution Plan (“RRP”) which have entailed significant new processes, reporting and compliance burdens and costs. The contemplated policy measures include the constitution of a Crisis Management Group by the group-wide supervisor, the preparation of the above-mentioned documents (SRMP, LRMP and RRP) and the development and implementation of the BCR in 2014, while other measures are to be phased in more gradually, such as the HLA (the first version of which was endorsed by the FSB in October 2015 but which is expected to be revised before its implementation in at least 2019).

On June 16, 2016, the IAIS published an updated assessment methodology, applicable to the 2016 designation process, which is yet to be endorsed by the FSB. To support some adjustments proposed by the revised assessment methodology, the IAIS also published a paper on June 16, 2016, describing the “Systemic Features Framework” that the IAIS intends to employ in assessing whether certain contractual features and other factors are likely to expose an insurer to a greater degree of systemic risk, focusing specifically on two sets of risks: macroeconomic exposure and substantial liquidity risk. Also, the IAIS stated that the 2016 assessment methodology, along with the Systemic Features Framework, will lead to a change in HLA design and calibration.

As part of its efforts to create a common framework for the supervision of internationally active insurance groups (“IAIGs”), the IAIS has also been developing a comprehensive, group-wide international insurance capital standard (the “ICS”) to be applied to both GSIIs and IAIGs, although it is not expected to be finalized until 2019 at the earliest, and are not expected to be fully implemented, if at all, until at least five years thereafter. AXA currently meets the parameters set forth to define an IAIG. Although the BCR and HLA are more developed than the ICS at present, the IAIS has stated that it intends to revisit both standards following development and refinement of the ICS, and that the BCR will eventually be replaced by the ICS.

These measures could have far reaching regulatory and competitive implications for AXA in the event they are implemented by its group supervisors, which in turn, to the extent we are deemed to be controlled by AXA at the time the measures are implemented, or we independently meet the criteria for being an IAIG and the measures are adopted by U.S. group supervisors, could materially affect our competitive position, consolidated results of operations, financial condition, liquidity and how we operate our business.

In addition, many of AB’s subsidiaries are subject to the oversight of regulatory authorities in jurisdictions outside of the United States in which they operate, including the European Securities and Markets Authority, the Financial Conduct Authority in the U.K., the CSSF in Luxembourg, the Financial Services Agency in Japan, the Securities & Futures Commission in Hong Kong, the Monetary Authority of Singapore, the Financial Services

Commission in South Korea and the Financial Supervisory Commission in Taiwan. While these regulatory requirements often may be comparable to the requirements of the SEC and other U.S. regulators, they are sometimes more restrictive and may cause AB to incur substantial expenditures of time and money related to AB’s compliance efforts.

Federal Tax Legislation, Regulation and Administration

Although we cannot predict what legislative, regulatory, or administrative changes may or may not occur with respect to the federal tax law, we nevertheless endeavor to consider the possible ramifications of such changes on the profitability of our business and the attractiveness of our products to consumers. In this regard, we analyze multiple streams of information, including those described below.

Enacted Legislation. At present, the federal tax laws generally permit certain holders of life insurance and annuity products to defer taxation on the build-up of value within such products (commonly referred to as “inside build-up”) until payments are made to the policyholders or other beneficiaries. From time to time, Congress considers legislation that could enhance or reduce (or eliminate) the benefit of tax deferral on some life insurance and annuity products. As an example, the American Taxpayer’s Relief Act increased individual tax rates for higher-income taxpayers. Higher tax rates increase the benefits of tax deferral on inside build-up and, correspondingly, tend to enhance the attractiveness of life insurance and annuity products to consumers that are subject to those higher tax rates. However, the modification or elimination of this tax-favored status could reduce demand for our products. Also, if the treatment of earnings accrued inside an annuity contract was changed prospectively, and the tax-favored status of existing contracts was grandfathered, holders of existing contracts would be less likely to surrender or rollover their contracts. These changes could reduce our earnings and negatively impact our business. A decrease in individual income tax rates could also affect the demand for our products.

Tax Reform Initiatives. The Trump administration and Congress have publicly stated that U.S. tax reform is a priority, though the substance, timing and likelihood of tax reform are uncertain. Tax reform could modify or eliminate items from which we currently derive, or anticipate deriving, tax benefits, including but not limited to the dividends received deduction (“DRD”), tax credits, insurance reserve deductions and interest expense deductions. Such modifications or eliminations could reduce our earnings and adversely affect our financial condition, consolidated results of operations and liquidity. The modification of the DRD, changes to insurance reserves, tax DAC and interest expense deductions in particular could impact our investments and investment strategies.

The Tax Bill introduced in Congress in November 2017 generally calls for a reduction in tax rates and simplification of the tax code. However, the Tax Bill also includes wholesale changes to long-standing provisions governing the taxation of insurance companies, including a number of revenue raisers that could have an adverse impact on us, notwithstanding the lower corporate income tax rate.

The likelihood of enactment of the Tax Bill or other tax reform proposals, whether as part of a comprehensive tax reform package or as discrete legislative changes, is uncertain at this time due to the current political and economic environment as well as the ambiguity that comes with any tax reform initiative.

Regulatory and Other Administrative Guidance from the Treasury Department and the IRS. Regulatory and other administrative guidance from the Treasury Department and the IRS also could impact the amount of federal tax that we pay. For example, the adoption of “principles based” approaches for calculating statutory reserves may lead the Treasury Department and the IRS to issue guidance that changes the way that deductible insurance reserves are determined, potentially reducing future tax deductions for us.

Privacy and Security of Customer Information and Cybersecurity Regulation

We are subject to federal and state laws and regulations that require financial institutions to protect the security and confidentiality of customer information, and to notify customers about their policies and practices relating to their collection and disclosure of customer information and their practices relating to protecting the security and confidentiality of that information. We have adopted a privacy policy outlining procedures and practices to be followed by members of the Company relating to the collection, disclosure and protection of customer information. As required by law, a copy of the privacy policy is mailed to customers on an annual basis. Federal and state laws generally require that we provide notice to affected individuals, law enforcement, regulators and/or potentially others if there is a situation in which customer information is intentionally or accidentally disclosed to and/or acquired by unauthorized third parties. Federal regulations require financial institutions to implement programs to detect, prevent and mitigate identity theft. Federal and state laws and regulations regulate the ability of financial institutions to make telemarketing calls and to send unsolicited e-mail or fax messages to both consumers and customers, and also regulate the permissible uses of certain categories of customer information. Violation of these laws and regulations may result in significant fines and remediation costs. It may be expected that legislation considered by either the U.S. Congress and/or state legislatures could create additional and/or more detailed obligations relating to the use and protection of customer information.

On February 16, 2017, the NYDFS announced the adoption of a new cybersecurity regulation for financial services institutions, including banking and insurance entities, under its jurisdiction. The new regulation became effective on March 1, 2017 and is being implemented in stages that commenced on August 28, 2017. This new regulation requires these entities to, among other things, establish and maintain a cybersecurity policy designed to protect consumers’ private data. We have adopted a cybersecurity policy outlining our policies and procedures for the protection of our information systems and information stored on those systems that comports with the regulation. In addition to New York’s cybersecurity regulation, the NAIC adopted the Insurance Data Security Model Law in October 2017. Under the model law, companies that are compliant with the NYDFS cybersecurity regulation are deemed also to be in compliance with the model law. The purpose of the model law is to establish standards for data security and for the investigation and notification of insurance commissioners of cybersecurity events involving unauthorized access to, or the misuse of, certain nonpublic information. We expect that states will begin adopting the model law, although it cannot be predicted whether or not, or in what form or when, they will do so.

Environmental Considerations

Federal, state and local environmental laws and regulations apply to our ownership and operation of real property. Inherent in owning and operating real property are the risk of environmental liabilities and the costs of any required clean-up. Under the laws of certain states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of clean-up, which could adversely affect our mortgage lending business. In some states, this lien may have priority over the lien of an existing mortgage against such property. In addition, in some states and under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, we may be liable, in certain circumstances, as an “owner” or “operator,” for costs of cleaning-up releases or threatened releases of hazardous substances at a property mortgaged to us. We also risk environmental liability when we foreclose on a property mortgaged to us. However, Federal legislation provides for a safe harbor from CERCLA liability for secured lenders, provided that certain requirements are met. Application of various other federal and state environmental laws could also result in the imposition of liability on us for costs associated with environmental hazards.

We routinely conduct environmental assessments prior to making a mortgage loan or taking title to real estate, whether through acquisition for investment or through foreclosure on real estate collateralizing mortgages. We cannot provide assurance that unexpected environmental liabilities will not arise. However, based on information currently available to us, we believe that any costs associated with compliance with environmental laws and regulations or any clean-up of properties would not have a material adverse effect on our consolidated results of operations.

Intellectual Property

We rely on a combination of copyright, trademark, patent and trade secret laws to establish and protect our intellectual property rights. AXA Financial has entered into a licensing arrangement with AXA concerning the use by AXA Financial Group of the “AXA” name. Since 2014, AXA Financial Group companies have been using AXA as the single brand for AXA Financial’s advice, retirement and life insurance lines of business. As a result, we have simplified our brand in the U.S. marketplace to “AXA” from AXA Equitable. We also have an extensive portfolio of trademarks and service marks that we consider important in the marketing of our products and services. We regard our intellectual property as valuable assets and protect them against infringement.

AB has also registered a number of service marks with the U.S. Patent and Trademark Office and various foreign trademark offices, including the mark “AllianceBernstein.” The [A/B] logo and “Ahead of Tomorrow” are service marks of AB. In January 2015, AB established two new brand identities. Although the legal names of AB did not change, the corporate entity, and its Institutions and Retail businesses now are referred to as “AB”. Private Wealth Management and Bernstein Research Services now are referred to as “AB Bernstein”. Also, AB adopted the [A/B] logo and “Ahead of Tomorrow” service marks described above. AB has acquired all of the rights and title in, and to, the Bernstein service marks, including the mark “Bernstein” and the W.P. Stewart & Co., Ltd. services marks, including the logo “WPSTEWART”.

Employees

As of June 30, 2017, we had approximately 12,100 full time employees. Of these, approximately 3,500 were employed full-time by AB.

Properties

Our principal executive offices at 1290 Avenue of the Americas, New York, New York are occupied pursuant to a lease that extends to 2023. We also have the following significant office space leases in: Syracuse, NY, under a lease that expires in 2023; Jersey City, NJ, under a lease that expires in 2023, Charlotte, NC, under a lease that expires in 2028; and Secaucus, NJ, under a lease that expires in 2018.

AB’s principal executive offices at 1345 Avenue of the Americas, New York, New York are occupied pursuant to a lease expiring in 2024. AB also leases space at two other locations in New York City. In addition, AB leases office space in White Plains, NY under a lease expiring in 2021 with options to extend to 2031 and in San Antonio, TX under a lease expiring in 2019 (with options to extend to 2029). AB also leases space in 19 other cities in the United States and AB’s subsidiaries lease space in 27 cities outside the United States, the most significant of which are in London, England and in Tokyo, Japan.

Legal Proceedings

For information regarding certain legal proceedings pending against us, see note 12 of the notes to our interim financial statements and note 16 of the notes to our annual financial statements included elsewhere in this prospectus.

MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers. The respective age of each individual in the table below is as of November 1, 2017.

Name	Age	Position
Thomas Buberl	44	Chairman of the Board
Mark Pearson	59	Director; President and Chief Executive Officer
George Stansfield	57	Director
Gérald Harlin	62	Director
Seth Bernstein	55	President and Chief Executive Officer of AllianceBernstein Corporation
Josh Braverman	50	Senior Executive Director of AXA Equitable Life
Marine de Boucaud	49	Senior Executive Director and Chief Human Resources Officer of AXA Equitable Life
Dave S. Hattem	61	Senior Executive Vice President and General Counsel
Michael B. Healy	50	Senior Executive Director and Chief Information Officer of AXA Equitable Life
Adrienne Johnson	48	Senior Executive Director and Chief Transformation Officer of AXA Equitable Life
Anders Malmström	49	Senior Executive Vice President and Chief Financial Officer
Brian Winikoff	45	Senior Executive Director and Head of U.S. Life, Retirement and Wealth Management of AXA Equitable Life

Directors

Thomas Buberl

Mr. Buberl has been a director since September 2016 and Chairman of the Board since November 2017. Mr. Buberl has served as Chief Executive Officer of AXA since September 2016. From March 2016 to August 2016, Mr. Buberl served as Deputy Chief Executive Officer of AXA. Prior thereto, Mr. Buberl served as Chief Executive Officer of AXA Konzern AG (May 2012 to March 2016), Chief Executive Officer for the global business line for the Health Business (March 2015 to March 2016) and Chief Executive Officer for the global business line for the Life and Savings Business (January 2016 to March 2016). From November 2008 to April 2012, Mr. Buberl served as Chief Executive Officer for Switzerland of Zurich Financial Services (“Zurich”). Prior to joining Zurich, Mr. Buberl held various management positions with Boston Consulting Group (February 2000 to October 2005) and Winterthur Group (November 2005 to October 2008). Mr. Buberl has been a director of AXA Financial, AXA Equitable Life and MLOA since May 2016 and is also a director of various other subsidiaries and affiliates of AXA.

Mr. Buberl brings to the Board his extensive experience and key leadership skills developed through his service as an executive, including invaluable perspective as the Chief Executive Officer of AXA. The Board also benefits from his perspective as a member of AXA’s Management Committee.

Gérald Harlin

Gérald Harlin has been a director since September 2016, and was Chairman and Chief Executive Officer from September 2016 to November 2017. Mr. Harlin has been AXA’s Chief Financial Officer since 2010, a member of AXA’s Executive Committee since July 2008 and a member of AXA’s Management Committee since July 2016. He holds various directorships within AXA: Chairman & Chief Executive Officer of AXA China (France), Chief Executive Officer and a member of the Management Board of Vinci B.V. (the Netherlands), Chairman of the Board of Directors of AXA Holdings Belgium SA (Belgium) and AXA Mediterranean

Holdings, S.A.U. (Spain), Chairman of AXA Œuvres d’Art (France), Lor Patrimoine (France) and Oudinot Participations (France) and a director or member of the Supervisory Board or member of the Management Committee of AXA ASIA (France), AXA Global P&C (France), AXA Liabilities Management (France) and CFP Management (France). Mr. Harlin is also AXA’s permanent representative to the board of AXA Investment Managers (France) and Société Beaujon’s permanent representative to the board of AXA Real Estate Investment Managers (France). From 2003 to 2009, Mr. Harlin served as Executive Vice President, Finance & Control of AXA. From 1979 to 1990, Mr. Harlin held various positions with the Total Group. He was Head of Corporate Finance Department for North America, Mining & Chemical Subsidiaries from 1989 to 1990.

Mr. Harlin brings to the Board his extensive experience and key leadership skills developed through his service as an executive, including invaluable perspective as the Chief Financial Officer of AXA. The Board also benefits from his perspective as a member of AXA’s Management Committee.

Mark Pearson, President and Chief Executive Officer

Mr. Pearson has been a director since January 2011 and currently serves as our President and Chief Executive Officer. Mr. Pearson has been the President and Chief Executive Officer of AXA Financial since February 2011, has been a director of AXA Equitable Life since January 2011 and has been a member of the Executive Committee of AXA since 2008. From February 2011 through September 2013, Mr. Pearson served as AXA Equitable Life’s Chairman of the Board and Chief Executive Officer. From 2008 to 2011, he was the President and Chief Executive Officer of AXA Japan Holding Co. Ltd. (“AXA Japan”). Mr. Pearson joined AXA in 1995 with the acquisition of National Mutual Holdings and was appointed Regional Chief Executive of AXA Asia Life in 2001. Before joining AXA, Mr. Pearson spent approximately 20 years in the insurance sector, assuming several senior manager positions at Hill Samuel, Schroders, National Mutual Holdings and Friends Provident. Mr. Pearson is a Fellow of the Chartered Association of Certified Accountants and is a member of the Board of Directors of the American Council of Life Insurers and the Financial Services Roundtable. Mr. Pearson is also a director of AXA Financial (since January 2011), MONY America (since January 2011) and AllianceBernstein Corporation (since February 2011).

Mr. Pearson brings to the Board diverse financial services experience developed though his service as an executive, including as a Chief Executive Officer, to AXA Financial, AXA Japan and other AXA affiliates.

George Stansfield

Mr. Stansfield has been a director since November 2017. Since July 1, 2016, Mr. Stansfield has been Group General Secretary and a member of AXA’s Management Committee. Mr. Stansfield was previously Head of AXA’s Group Human Resources from 2010 to 2016 and was AXA’s Group General Counsel from 2004 to 2016. Prior to 2004, Mr. Stansfield was an attorney in the legal department of AXA Equitable Life for 11 years. Mr. Stansfield holds various directorships within AXA: Chairman of the Supervisory Board of AXA Liabilities Managers (France), GIE AXA (France) and Kamet (France), Chairman of the Management Committee of AXA Strategic Ventures (France) and director or Management Committee member of AXA ASIA (France) and AXA Life Insurance Co Ltd. (Japan). Mr. Stansfield is also AXA’s permanent representative to the board of AXA Millésimes Finance, Château Petit Village, Château Pichon Longueville, SCI de L’Arlot and Société Belle Hélène. Mr. Stansfield has also served as a director of AXA Equitable Life, AXA Financial and MLOA since May 2017.

Mr. Stansfield brings to the Board his extensive experience and knowledge and key leadership skills developed through his service as an executive, including his experience as Group General Secretary and his perspective as a member of AXA’s Management Committee.

Executive Officers

The current executive officers (other than our President and Chief Executive Officer, whose biography is included above in the Directors information) are as follows:

Seth Bernstein, President and Chief Executive Officer of AllianceBernstein Corporation

Mr. Bernstein has been the President and Chief Executive Officer of AllianceBernstein Corporation since May 2017. Mr. Bernstein is also a director of AllianceBernstein Corporation. From 2014 to 2017, Mr. Bernstein was Managing Director and Global Head of Managed Solutions and Strategy at JPMorgan Asset Management. In this role, he was responsible for the management of all discretionary assets within the Private Banking client segment. From 2012 to 2014, Mr. Bernstein was Managing Director and Global Head of Asset Management Solutions for JPMorgan Chase & Co. Among other roles, Mr. Bernstein was Managing Director and Global Head of Fixed Income & Currency from 2002 to 2012. Previously, Mr. Bernstein served as Chief Financial Officer at JPMorgan Chase’s investment management and private banking division. He is a member of the Board of Managers of Haverford College.

Josh Braverman, Senior Executive Director of AXA Equitable Life

Mr. Braverman is responsible for the management of our in-force book of variable annuity and life insurance products. Prior to this role, Mr. Braverman most recently served as the Chief Investment Officer and Treasurer. In this role, Mr. Braverman was responsible for, among other things, the overall investment strategy of our General Account investment portfolio, managing our financing and liquidity requirements, and developing and implementing our derivatives and hedging strategy. Mr. Braverman has been a Senior Executive Director of AXA Equitable Life since 2012 and joined AXA Equitable Life in 2009. Previously, Mr. Braverman was the Global Head of Derivatives at Aegon N.V. from 2003 to 2009. Previously, Mr. Braverman worked for the U.S. Department of Treasury as a sovereign debt advisor, Deutsche Bank as Director of mortgage derivatives trading and Goldman Sachs as Vice President, Fixed Income Proprietary Trading.

Marine de Boucaud, Senior Executive Director and Chief Human Resources Officer of AXA Equitable Life

Ms. de Boucaud is responsible for developing and executing a business-aligned human capital management strategy focused on leadership development, talent management and total rewards for AXA Equitable Life. Ms. de Boucaud also oversees internal communications and the AXA Foundation. Ms. de Boucaud has been the Senior Executive Director and Chief Human Resources Officer of AXA Equitable Life since 2016. Previously, Ms. de Boucaud served as the Head of Human Resources of AXA France from October 2012 to June 2016. Ms. de Boucaud began her career with AXA in 2010 as the Head of Talent Management. Prior to joining AXA, Ms. de Boucaud was a senior consultant at Spencer Stuart from March 2008 to September 2010. Prior to joining Spencer Stuart, Ms. de Boucaud held various roles at Korn Ferry Whitehead Mann, Jouve & Associés and BNP Paribas.

Dave S. Hattem, Senior Executive Vice President and General Counsel

Mr. Hattem is responsible for the oversight of AXA Equitable Life’s Law Department, including the compliance, government relations and corporate secretary’s functions, helping AXA Equitable Life navigate the legal and regulatory environment to achieve its strategic goals. Mr. Hattem has been the Senior Executive Director and General Counsel of AXA Equitable Life since 2012. Prior to his election as General Counsel in 2010, he served as Senior Vice President and Deputy General Counsel of AXA Equitable Life from 2004 to 2010. Prior to joining AXA Equitable Life in 1994, Mr. Hattem served in several senior management positions in the Office of the United States Attorney for the Eastern District of New York. Mr. Hattem began his professional legal career as an Associate in the Litigation Department of Barrett Smith Schapiro Simon & Armstrong. Mr. Hattem is a member of the Board of Directors of The Life Insurance Council of New York.

Michael B. Healy, Senior Executive Director and Chief Information Officer of AXA Equitable Life

Mr. Healy is responsible for AXA Equitable Life’s information technology function, directing all systems strategy and delivery, including infrastructure, application development, corporate architecture and electronic commerce. Mr. Healy joined AXA Equitable Life in 2006 and currently serves as Senior Executive Director and Chief Information Officer. Prior to joining AXA Equitable Life, Mr. Healy served as a senior vice president at Marsh & McLennan and in managerial roles at PricewaterhouseCoopers.

Adrienne Johnson, Senior Executive Director and Chief Transformation Officer of AXA Equitable Life

Ms. Johnson is responsible for AXA Equitable Life’s service operations, Implementation Management Office, corporate sourcing and procurement, corporate real estate, data and strategic taskforces. Ms. Johnson leads the transformation team in supporting the businesses growth of priority segments and distribution transformation, and works closely with our customer team to shape the customer experience. Ms. Johnson has served at AXA Equitable Life as the Senior Executive Director and Chief Transformation Officer since 2016, Chief Auditor from April 2012 to September 2016 and Strategic Initiatives Group lead from 2007 to April 2012. Prior to joining AXA Equitable Life, Ms. Johnson held positions with Enterprise IG, a part of the WPP Group, AIG Trading Group, Morgan Stanley and Shearson Lehman Brothers.

Anders Malmström, Senior Executive Vice President and Chief Financial Officer

Mr. Malmström is responsible for all actuarial and investment functions, with oversight of the controller, tax, expense management and distribution finance areas for AXA Equitable Life. Mr. Malmström has been the Senior Executive Director and Chief Financial Officer of AXA Equitable Life since 2012. Prior to joining AXA Equitable Life, Mr. Malmström was a member of the Executive Board and served as the Head of the Life Business at AXA Winterthur. Prior to joining AXA Winterthur in January 2009, Mr. Malmström was a Senior Vice President at Swiss Life, where he was also a member of management. Mr. Malmström joined Swiss Life in 1997, and held several positions of increasing responsibility during his tenure.

Brian Winikoff, Senior Executive Director and Head of U.S. Life, Retirement and Wealth Management of AXA Equitable Life

Mr. Winikoff is responsible for our Individual Retirement, Group Retirement and Protections Solutions businesses along with AXA Advisors and AXA Equitable FMG. Mr. Winikoff has been the Senior Executive Director and Head of U.S. Life, Retirement and Wealth Management at AXA Equitable Life since 2016. Prior to joining AXA Equitable Life, Mr. Winikoff served as President and Chief Executive Officer of Crump Life Insurance Services, Inc. (“Crump”) from 2008 to 2016. Prior thereto, Mr. Winikoff served in multiple roles at Crump from 2002 to 2008, including as Chief Financial Officer and Vice President, Investor Relations and Corporate Finance. Prior to joining Crump, Mr. Winikoff was Vice President of Finance for LoudCloud, Inc. and an investment banking analyst at Salomon Brothers.

Corporate Governance

Board Composition and Director Independence

Our Board is currently composed of four directors. Prior to the consummation of this offering, we expect to appoint              directors to our Board so that our Board will be composed of              directors. The current directors are included above. Our directors will be elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Shareholder Agreement with AXA will provide AXA with certain rights relating to the composition of our Board. See “Certain Relationships and Related Party Transactions—Relationship with AXA Following this Offering—Shareholder Agreement.”

The number of members on our Board may be fixed by majority vote of the members of our Board. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director, or, as long as AXA beneficially owns at least 50% of our common stock, by a majority of stockholders. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

Our Board has determined that                      are “independent” as defined under                      rules and the Exchange Act rules and regulations.

Controlled Company

After the consummation of this offering, AXA will control a majority of the voting power of our outstanding common stock. AXA will own approximately     % of our common stock after the completion of this offering (or approximately     % if the underwriters exercise in full their option to purchase additional shares from the selling stockholder). Accordingly, we will be a “controlled company” within the meaning of                      corporate governance standards. Under                      rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain                      corporate governance standards, including:

•	the requirement that a majority of the Board consist of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we will use these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of                      corporate governance rules and requirements. The “controlled company” exception does not modify audit committee independence requirements of Rule 10A-3 under the Exchange Act and                 rules.

Board Committees

Upon the listing of our common stock, our Board will maintain an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, an Executive Committee and a Finance and Risk Committee. Under                      rules, our Audit Committee will be required to be composed entirely of independent directors within one year from the date of this prospectus. As a controlled company, we are not required to have independent Compensation or Nominating and Corporate Governance Committees. The following is a brief description of our committees.

Audit Committee

The primary purposes of the Audit Committee will be to: (i) to assist the Board in overseeing (a) the quality and integrity of our financial statements, (b) the qualifications, independence and performance of our independent auditor, (c) our accounting, financial and external reporting policies and practices, (d) the performance of our internal audit function and (e) our compliance with legal and regulatory requirements, including without limitation any requirements promulgated by the Public Company Accounting Oversight Board and the Financial Accounting Standards Board; and (ii) to prepare the report of the Audit Committee required to be included in our annual proxy statement. The charter of our Audit Committee will be available without charge on the investor relations portion of our website upon the listing of our common stock.

Prior to the consummation of this offering, we expect the members of our Audit Committee to be                     . Our Board has designated                      as “audit committee financial experts,” and                  has

been determined to be “financially literate” under                      rules. Our Board has also determined that                      are “independent” as defined under                  and Exchange Act rules and regulations.

Compensation Committee

The primary purpose of the Compensation Committee will be to: (i) be responsible for general oversight of compensation and compensation related matters; (ii) prepare any report on executive compensation required by the rules and regulations of the SEC for inclusion in our annual proxy statement or Annual Report on Form 10-K; and (iii) take such other actions relating to our compensation and benefits structure as the Compensation Committee deems necessary or appropriate. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website upon the listing of our common stock.

Prior to the consummation of this offering, we expect the members of our Compensation Committee to be                     . Our Board has also determined that                      are “independent” as defined under                  and Exchange Act rules and regulations. In light of our status as a “controlled company” within the meaning of the corporate governance standards of                      following this offering, we are exempt from the requirement that our Compensation Committee be composed entirely of independent directors under listing standards applicable to membership on the Compensation Committee. We intend to establish a sub-committee of our Compensation Committee consisting of                      for purposes of approving any compensation that we may wish to qualify as “performance-based compensation” under Section 162(m) of the Code.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible, among its other duties and responsibilities, for: (i) identifying individuals qualified and suitable to become Board members and recommending to the Board the director nominees for each annual meeting of stockholders; (ii) developing and recommending to the Board a set of corporate governance principles applicable to us; and (iii) otherwise taking a leadership role in shaping our corporate governance policies. The charter of our Nominating and Corporate Governance Committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Prior to the consummation of this offering, we expect the members of our Nominating and Corporate Governance Committee to be                     . Our Board has also determined that                      are “independent” as defined under                  and Exchange Act rules and regulations. In light of our status as a “controlled company” within the meaning of the corporate governance standards of                      following this offering, we are exempt from the requirement that our Nominating and Corporate Governance Committee be composed entirely of independent directors.

Executive Committee

The function of the Executive Committee is to exercise the authority of the Board in the management of Holdings between meetings of the Board with specified exceptions. The charter of our Executive Committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Prior to the consummation of this offering, we expect the members of our Executive Committee to be                     .

Finance and Risk Committee

The primary purpose of the Finance and Risk Committee is to assist the Board in fulfilling its oversight of management’s responsibilities with respect to financial and capital matters, including strategies that bear upon our long-term financial sustainability. In addition, the Finance and Risk Committee oversees the governance of significant risks throughout the Company and the establishment and ongoing monitoring of the Company’s risk profile, risk capacity and risk appetite.

Prior to the consummation of this offering, we expect the members of our Finance and Risk Committee to be                     .

Code of Ethics

We have a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees and financial professionals. Upon the completion of this offering, we expect to have a Financial Code of Ethics that applies to the CEO, CFO and CAO, or persons performing similar functions, and other designated officers and associates. The Code of Business Conduct and Ethics addresses, and we expect that the Financial Code of Ethics will address, matters such as conflicts of interest, confidentiality, fair dealing and compliance with laws and regulations. The Code of Business Conduct and Ethics and the Financial Code of Ethics will be available without charge on the investor relations portion of our website upon consummation of this offering.

Corporate Governance of AB

AB’s activities are managed and controlled by the General Partner of AB Holding and ABLP. The Board of the General Partner acts as the Board of each of AB Holding and ABLP. Neither ABLP Unitholders nor AB Holding Unitholders have any rights to manage or control AB Holding or ABLP or to elect directors of the General Partner. The General Partner is an indirect, wholly owned subsidiary of Holdings.

The General Partner does not receive any compensation from ABLP and AB Holding for services rendered to them as their general partner. The General Partner holds a 1% general partnership interest in ABLP and 100,000 units of general partnership interest in AB Holding. Each general partnership unit in AB Holding is entitled to receive distributions equal to those received by each AB Holding Unit.

The General Partner is entitled to reimbursement for any expenses it incurs in carrying out its activities as general partner of ABLP and AB Holding, including compensation paid by the General Partner to its directors and officers (to the extent such persons are not compensated directly by AB).

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In 2016, Holdings was an indirect, wholly owned subsidiary of AXA and executive officers of AXA Equitable Life served as executive officers of Holdings. As a result, decisions regarding the compensation of our executive officers in 2016 were made by the AXA Equitable Life Board of Directors and its Organization and Compensation Committee with the input of AXA in accordance with AXA Equitable Life’s executive compensation process as discussed in greater detail below in “How 2016 Compensation Decisions Were Made.”

Upon the listing of our common stock, the Compensation Committee of our Board of Directors will determine the appropriate philosophy, objectives and design for our executive compensation program and the compensation of our executive officers. The committee will make any changes to the compensation arrangements described below, and will retain a compensation consultant to provide advice and support to the committee in the design and implementation of our executive compensation program, as it deems necessary or appropriate.

The specific compensation and benefits that will be provided to our executive officers in connection with and following the listing of our common stock have not yet been determined. A description of the changes that may be contemplated by our Compensation Committee in connection with the offering will be described in a subsequent filing once determined.

2016 Named Executive Officers

For purposes of this Compensation Discussion and Analysis, the following individuals are our named executive officers:

•	Mark Pearson, President and Chief Executive Officer of Holdings

•	Anders Malmström, Senior Executive Vice President and Chief Financial Officer of Holdings

•	Brian Winikoff, Senior Executive Director and Head of U.S. Life, Retirement and Wealth Management of AXA Equitable Life

•	Dave Hattem, Senior Executive Vice President and General Counsel of Holdings

•	Michael Healy, Senior Executive Director and Chief Information Officer of AXA Equitable Life

•	Gérald Harlin, Chairman of the Board and Chief Executive Officer of Holdings (through November 6, 2017)

•	Denis Duverne, Chairman of the Board and Chief Executive Officer of Holdings (through September 1, 2016)

•	Sharon Ritchey, Senior Executive Director and Chief Customer Officer of AXA Equitable Life (through December 30, 2016)

•	Priscilla Brown, Senior Executive Director and Chief Marketing Officer of AXA Equitable Life (through August 31, 2016)

The titles listed above for Messrs. Pearson, Malmström, Winikoff, Hattem and Healy reflect the officers’ current titles as of the date of this filing. During 2016, all of the executive officers listed above other than Mr. Harlin and Mr. Duverne were employees of AXA Equitable Life and received no compensation directly from Holdings for services performed. Rather, their compensation was paid by AXA Equitable Life. Accordingly, this Compensation Discussion and Analysis provides an overview of the philosophy, goals and principal components of AXA Equitable Life’s 2016 executive compensation program, which may or may not be consistent with Holdings executive compensation program following this offering.

Mr. Harlin and Mr. Duverne did not receive any compensation from Holdings or any of its subsidiaries for services performed for Holdings during 2016. Accordingly, none of the discussion that follows includes any information regarding Mr. Harlin and Mr. Duverne and all references to our “Named Executive Officers” below relate solely to the other executive officers listed above. Mr. Duverne resigned as Chairman of the Board and Chief Executive Officer on August 31, 2016. Mr. Harlin served as Chairman of the Board and Chief Executive Officer from September 1, 2016 through November 6, 2017.

The details of each Named Executive Officer’s compensation may be found in the Summary Compensation Table and other compensation tables included below.

Compensation Program Overview

Goal

The overriding goal of AXA Equitable Life’s 2016 executive compensation program was to attract, retain and motivate top-performing executive officers dedicated to the long-term financial and operational success of AXA Equitable Life, AXA Financial and AXA Financial Group’s insurance-related businesses (“AXA Financial Life and Savings Operations”) as well as AXA. Accordingly, as further described below, the program incorporated metrics to measure that success.

Philosophy and Strategy

To achieve its goal, AXA Equitable Life’s 2016 executive compensation program was structured to foster a pay-for-performance management culture by:

•	providing total compensation opportunities competitive with the levels of total compensation available at the large diversified financial services companies with which the AXA Financial Group most directly competes in the marketplace;

•	making performance-based variable compensation the principal component of executive pay to drive superior performance by basing a significant portion of the executive officers’ financial success on the financial and operational success of AXA Financial Life and Savings Operations and AXA;

•	setting performance objectives and targets for variable compensation arrangements that provided individual executives with the opportunity to earn above-median compensation by achieving above-target results;

•	establishing equity-based arrangements that aligned the executives’ financial interests with those of AXA by ensuring the executives had a material financial stake in the rising equity value of AXA and the business success of its affiliates; and

•	structuring compensation packages and outcomes to foster internal equity.

Compensation Components

To support this pay-for-performance strategy, AXA Equitable Life’s 2016 Total Compensation Program provided a mix of fixed and variable compensation components that based the majority of each executive’s compensation on the success of AXA Financial Life and Savings Operations and AXA as well as an assessment of each executive’s overall contribution to that success.

The fixed and variable components provided a mix of cash and non-cash compensation and short-term and long-term incentive compensation awards. The particular mix of cash and non-cash and short-term and long-term compensation was based on market practice determined in accordance with AXA Equitable Life’s benchmarking practices described below in “—Use of Competitive Compensation Data.”

Fixed Component

The fixed compensation component of AXA Equitable Life’s 2016 Total Compensation Program, base salary, fell within the market median of the large diversified financial services companies that are the AXA Financial Group’s major competitors and was meant to fairly and competitively compensate executives for their positions and the scope of their responsibilities.

Variable Components

The variable compensation components of AXA Equitable Life’s 2016 Total Compensation Program, the short-term incentive compensation program and equity-based awards, gave executives the opportunity to receive compensation at the median of the market if they met various corporate and individual financial and operational goals and to receive compensation above the median if they exceeded their goals. The variable compensation components measured and rewarded performance with short-term and long-term focuses.

The short-term incentive compensation program focused executives on annual corporate and business unit goals that, when attained, drive AXA’s global success. It also served as the primary means for differentiating, recognizing and most directly rewarding individual executives for their personal achievements and leadership based on both qualitative and quantitative results.

Equity-based awards were structured to reward long-term value creation. Performance share awards granted in 2016 will vest after four years. Stock options awarded in 2016 were intended to focus executives on a longer time horizon. They were granted with vesting schedules of five years and terms of 10 years to effectively align a portion of each executive’s compensation with the long-term financial success of AXA. AXA Equitable Life granted these awards because it was confident that the direct alignment of the long-term interests of the executives with those of AXA, combined with the multi-year vesting and performance periods of its equity-based awards, would promote executive retention, focus executives on gearing their performances to long-term value-creation strategies and discourage excessive risk-taking.

How 2016 Compensation Decisions Were Made

Role of the AXA Board of Directors

The global framework governing the 2016 executive compensation policies for AXA and its U.S. subsidiaries, including AXA Equitable Life, were set and administered at the AXA level by AXA’s Board of Directors. The AXA Board of Directors (i) reviewed the compensation policies applicable to executives of AXA worldwide, which were then adapted to local law, conditions and practices by the boards of directors and compensation committees of AXA’s subsidiaries, (ii) reviewed and approved all AXA equity-based compensation programs prior to their implementation and (iii) approved individual grants of equity-based awards.

The Compensation and Governance Committee of the AXA Board of Directors reviewed annually the compensation of members of the AXA Management Committee, including Mr. Pearson. The Compensation and Governance Committee also recommended to the AXA Board of Directors the amount of equity-based awards to be granted to the Management Committee members. The Compensation and Governance Committee is exclusively composed of directors determined to be independent by the AXA Board of Directors in accordance with the criteria set forth in the Corporate Governance Code for French listed companies.

Role of the Organization and Compensation Committee of the Board of Directors of AXA Equitable Life

Within the global framework of executive compensation policies that AXA established, direct responsibility for overseeing the development and administration of the 2016 executive compensation program for AXA Equitable Life fell to the Organization and Compensation Committee of the AXA Equitable Life Board of

Directors (the “OCC”). The OCC consists of four members, all of whom were determined to be independent directors by the AXA Equitable Life Board of Directors under New York Stock Exchange standards as of February 16, 2017. In implementing AXA’s global compensation program at the entity level, the OCC was aided by the Chief Executive Officer of AXA who, while not a formal member of the OCC, is a member of the AXA Equitable Life Board of Directors and participates in the OCC’s deliberations related to compensation issues and assists in ensuring coordination with AXA’s global compensation policies.

The OCC is primarily responsible for general oversight of compensation and compensation related matters, including reviewing new benefit plans, equity-based plans and the compensation practices of AXA Equitable Life to ensure they support AXA Equitable Life’s business strategy and meet the objectives set by AXA for its global compensation policy. Also, in accordance with New York Insurance Law, the OCC is responsible for evaluating the performance of AXA Equitable Life’s principal officers and comparably paid employees (as determined under New York Insurance Law) and recommending their compensation, including their salaries and variable compensation, to the Board of Directors of AXA Equitable Life for its discussion and approval. As of February 16, 2017, Mr. Pearson, Mr. Malmström and Mr. Winikoff were principal officers and Mr. Hattem was a comparably paid employee (the “Approval Named Executive Officers”).

The OCC is also responsible for:

•	reviewing all other AXA Equitable Life senior executive compensation arrangements;

•	receiving reports on succession planning for AXA Equitable Life executive management;

•	supervising the policies relating to compensation of AXA Equitable Life officers and employees; and

•	reviewing and approving corporate goals and objectives included in variable compensation arrangements and evaluating AXA Equitable Life executive management performance in light of those goals and objectives.

Role of the Chief Executive Officer

As Chief Executive Officer of AXA Equitable Life, Mr. Pearson assisted the OCC in its review of the 2016 total compensation of all the Named Executive Officers except himself. Mr. Pearson provided the OCC with his assessment of the performance of each Named Executive Officer relative to the corporate and individual goals and other expectations set for the Named Executive Officer for 2016. Based on these assessments, he then provided his recommendations for each Named Executive Officer’s total compensation and the appropriate goals for each in 2017. However, the OCC was not bound by his recommendations.

Other than the Chief Executive Officer, no Named Executive Officer played a decision-making role in determining the 2016 compensation of any other Named Executive Officer.

Role of AXA Equitable Life Human Resources

AXA Equitable Life Human Resources supports the OCC’s work on executive compensation matters and is responsible for many of the organizational and administrative tasks that underlie the compensation review and determination process and making presentations on various topics. Human Resources’ efforts in 2016 included, among other things:

•	evaluating the compensation data from peer groups, national executive pay surveys and other sources for the Named Executive Officers and other officers as appropriate;

•	gathering and correlating performance ratings and reviews for individual executive officers, including the Named Executive Officers;

•	reviewing executive compensation recommendations against appropriate market data and for internal consistency and equity; and

•	reporting to, and answering requests for information from, the OCC.

Human Resources officers also coordinate and share information with their counterparts at our ultimate parent company, AXA, and took part in its comprehensive review of the 2016 total compensation of executive officers.

Role of Compensation Consultant

Towers Watson was retained by AXA Equitable Life to serve as an executive compensation consultant in 2016. Towers Watson provided various services, including advising AXA Equitable Life management on issues relating to AXA Equitable Life’s executive compensation practices and providing market information and analysis regarding the competitiveness of AXA Equitable Life’s Total Compensation Program.

During 2016, Towers Watson performed the following specific services for AXA Equitable Life management:

•	prepared a comparative review of the total compensation of Mr. Pearson against that received by chief executive officers at peer companies;

•	provided periodic updates on legal, accounting and other developments and trends affecting compensation and benefits generally and executive compensation specifically;

•	offered a competitive review of total compensation (including base salary, targeted and actual annual incentives, annualized value of long-term incentives, welfare and retirement benefits) against selected peer companies, covering specific groups of executive positions;

•	conducted a comprehensive review of the risk profile of AXA Equitable Life’s short-term and long-term incentive compensation plans, as well as certain wholesale distribution sales plans maintained by an AXA Equitable Life subsidiary;

•	prepared an independent director compensation study; and

•	assisted in analyzing general reports published by third-party national compensation consultants on corporate compensation and benefits.

Although AXA Equitable Life management has full authority to approve all fees paid to Towers Watson, determine the nature and scope of its services, evaluate its performance and terminate its engagement, the OCC reviewed the services to be provided by Towers Watson in 2016 as well as the related fees. The total amount of fees paid to Towers Watson by AXA Equitable Life in 2016 for executive compensation services was approximately $95,000. We may also pay fees to Towers Watson from time to time for actuarial or other services unrelated to its compensation programs. AXA and other AXA affiliates may also pay fees to Towers Watson for various services. Specifically, AXA pays fees for services in connection with its comprehensive review of executive officer compensation.

Use of Competitive Compensation Data

Because AXA Equitable Life competes most directly for executive talent with large diversified financial services companies, AXA Equitable Life regards it as essential to regularly review the competitiveness of its Total Compensation Program for its executives to ensure that they are provided compensation opportunities that compare favorably with the levels of total compensation offered to similarly situated executives by peer companies. A variety of sources of compensation information are used to benchmark the competitive market for AXA Equitable Life executives.

Primary Compensation Data Source

For all executives, AXA Equitable Life relies primarily on the Towers Watson U.S. Diversified Insurance Study of Executive Compensation (the “DIS”) for information to compare their total compensation to the total compensation reported for equivalent executive officer positions at peer companies. For the 2015 study (which was used in determining 2016 target compensation), the companies included:

Aflac	Lincoln Financial	Principal Financial Group
AIG	Massachusetts Mutual	Prudential Financial
Allstate	MetLife	Securian Financial Group
CIGNA	Nationwide	Sun Life Financial
CNO Financial	New York Life	Thrivent Financial for Lutherans
Genworth Financial	Northwestern Mutual	TIAA
Guardian Life	OneAmerica Financial Partners	Transamerica
Hartford Financial Services	Pacific Life	Unum Group
John Hancock	Phoenix Companies	USAA
Voya Financial Services

Other Compensation Data Sources

The information in the DIS is supplemented with additional information from general surveys of corporate compensation and benefits published by various national compensation consulting firms. AXA Equitable Life also participates in surveys conducted by Mercer, McLagan Partners, Towers Watson and LOMA Executive Survey to benchmark both its executive and non-executive compensation programs.

All these information sources are employed to measure and compare actual pay levels not only on a total compensation basis but also by breaking down the Total Compensation Program component by component to review and compare specific compensation elements as well as the particular mixes of fixed versus variable, short-term versus long-term and cash versus equity-based compensation at peer companies. This information, as collected and reviewed by Human Resources, is submitted to the OCC for review and discussion.

Pricing Philosophy

AXA Equitable Life’s compensation practices are designed with the aid of the market data to set the total target compensation of each executive at the median for total compensation with respect to the pay for comparable positions at peer companies. The analysis takes into account certain individual factors such as the specific characteristics and responsibilities of a particular executive’s position as compared to similarly situated executives at peer companies. Differences in the amounts of total compensation for the Named Executive Officers in 2016 resulted chiefly from differences in each executive’s level of responsibilities, tenure, performance and appropriate benchmark data as well as general considerations of internal consistency and equity.

Components Of The Total Rewards Program

AXA Equitable Life’s Total Rewards Program for the Named Executive Officers in 2016 consisted of six components. These components included the three components of the Total Compensation Program (i.e., base salary, short-term incentive compensation and equity-based awards) as well as: (i) retirement, financial protection and other compensation and benefit programs, (ii) severance and change-in-control benefits and (iii) perquisites.

Base Salary

AXA Equitable Life believes that the primary purpose of base salary is to compensate executives fairly based on the position held, the executive’s career experience, the scope of the position’s responsibilities and the executive’s own performance, all of which are reviewed with the aid of market survey data. Using this data, a 50th percentile pricing philosophy is maintained, comparing base salaries against the median for comparable salaries at peer companies, unless exceptional conditions require otherwise (for example, a base salary may include an additional amount in lieu of a housing or education allowance) or a Named Executive Officer’s experience and tenure warrant a lower initial salary with an adjustment to market over time. Once set, base salaries for the Named Executive Officers are typically not increased, except to reflect a change in job responsibility, a sustained change in the market compensation for the position or a market adjustment for a Named Executive Officer whose initial base salary was set below the 50th percentile.

Mr. Pearson is the only Named Executive Officer with an employment agreement. Under this agreement, Mr. Pearson’s employment will continue until he is age 65 unless the employment agreement is terminated earlier by either party on 30 days’ prior written notice. Mr. Pearson is entitled to a minimum rate of base salary of $1,225,000 per year, except that his rate of base salary may be decreased in the case of across-the-board salary reductions similarly affecting all AXA Equitable Life officers with the title of Executive Director or higher.

Mr. Hattem’s annual rate of base salary was increased in 2016 by $50,000 to reflect a sustained change in market compensation and by an additional $9,000 (for a total base salary increase of $59,000) to offset the elimination of a fringe benefit. Mr. Healy’s annual rate of base salary was increased in 2016 by $25,000 to reflect a sustained change in market compensation. None of the Named Executive Officers other than Mr. Hattem or Mr. Healy received an increase in their annual rate of base salary in 2016.

The amount of base salary earned by each Named Executive Officer in 2016 was:

Named Executive Officer	Base Salary
Mr. Pearson	$1,250,744
Mr. Malmström	$658,228
Mr. Winikoff	$332,950
Mr. Hattem	$599,893
Mr. Healy	$395,090
Ms. Ritchey	$600,495
Ms. Brown	$382,749

The base salaries earned by the Named Executive Officers in 2016, 2015 and 2014 are reported in the Summary Compensation Table included below.

Short-Term Incentive Compensation Program

Annual variable cash awards for the Named Executive Officers were available in 2016 under the AXA Equitable Life Short-Term Incentive Compensation Program (the “STIC Program”).

The purpose of the STIC Program is to:

•	align incentive awards with corporate strategic objectives and reward participants based on both company and individual performance;

•	enhance the performance assessment process with a focus on accountability;

•	establish greater compensation differentiation based on performance;

•	provide competitive total compensation opportunities; and

•	attract, motivate and retain top performers.

The STIC Program awards are typically paid in March of each year, following review of each participant’s performance and achievements over the course of the preceding fiscal year. Awards can vary from year to year, and differ by participant, depending primarily on the business and operational results of AXA Financial Life and

Savings Operations, as measured by the performance objectives under the STIC Program with a discretionary adjustment as described below under “—Discretionary Adjustment by the Management Committee,” as well as the participant’s individual contributions to those results. No individual is guaranteed any award under the STIC Program, except for certain limited guarantees for new hires. For example, Mr. Winikoff, who joined the company in 2016, was guaranteed a minimum STIC Program award of $900,000 for 2016.

Individual Targets

Initially, individual award targets are assigned to each STIC Program participant based on evaluations of competitive market data for his or her position. These individual award targets are reviewed each year and may be increased or decreased, but generally remain constant from year to year unless there has been a significant change in the level of the participant’s responsibilities or a proven and sustained change in the market compensation for the position. For example, Mr. Hattem’s STIC Program award target increased by $50,000 in 2016 due to a sustained change in the market compensation for the position.

STIC Program Pool

All the money available to pay STIC Program awards to Senior Executive Directors of AXA Equitable Life comes from, and is limited by, a cash pool (the “Executive STIC Pool”) from which the awards are paid. The size of this pool is determined each year by a formula under which the sum of all the individual award targets established for all the Executive STIC Pool participants for the year is multiplied by a funding percentage (the “Funding Percentage”). The Funding Percentage is determined by combining the individual performance percentages for AXA Financial Life and Savings Operations (weighted 90%) and AXA (weighted 10%) which measure their performance against certain financial and other targets.

After the performance percentage for AXA Financial Life and Savings Operations is determined, it may be adjusted positively or negatively by the Management Committee, as described below, before being combined with the AXA performance percentage to arrive at the Funding Percentage.

Mr. Pearson’s STIC Program award is determined independently of the Executive STIC Pool and is based 20% on AXA’s performance (which reflects his broader range of performance responsibilities within AXA worldwide as a member of the Management Committee), 30% on the performance of AXA Financial Life and Savings Operations (measured in the same manner as for the Executive STIC Pool) and 50% on his individual performance.

The 2016 STIC Program awards for Mr. Malmström, Mr. Winikoff and Mr. Hattem were paid from the Executive STIC Pool for 2016. Since Mr. Healy was not a Senior Executive Director during 2016, his 2016 STIC Program award was paid from a cash pool from which the awards of all Executive and Managing Directors of AXA Equitable Life were paid (the “Director STIC Pool”). The size of this pool was determined by a formula under which the sum of all the individual award targets established for all the Director STIC Pool participants for the year was multiplied by the performance percentage for AXA Financial Life and Savings Operations, measured in the same manner as for the Executive STIC Pool.

Performance Percentages

To determine the performance percentage for AXA Financial Life and Savings Operations, various performance objectives are established for AXA Financial Life and Savings Operations, and a target is set for each one. Each performance objective is separately subject to a 150% cap and a 50% cliff. For example, if a particular performance objective is weighted 15% for AXA Financial Life and Savings Operations, 15% will be added to the overall performance percentage for AXA Financial Life and Savings Operations if that target is met, regardless of AXA Financial Life and Savings Operations’ performance on its other objectives. If the target for that performance objective is exceeded, the amount added to the overall performance percentage for AXA

Financial Life and Savings Operations will be increased up to a maximum of 22.5% (150% x 15%). If the target for the performance objective is not met, the amount added to the performance percentage will be decreased down to a threshold of 7.5% (50% x 15%). If performance is below the threshold for a performance objective, 0% will be added to AXA Financial Life and Savings Operations’ overall performance percentage. The performance objectives and targets are approved by the OCC.

AXA Financial Life and Savings Operations—The following grid presents the targets for each of the performance objectives used to measure the performance of AXA Financial Life and Savings Operations in 2016, along with their relative weightings. The performance objectives for AXA Financial Life and Savings Operations and their relative weightings are standardized for AXA life and savings companies in mature markets worldwide and, accordingly, are not measures calculated and presented in accordance with U.S. GAAP.

AXA Financial Life and Savings Operations Performance Objectives	Weighting	Target(1)
Underlying earnings(2)	45.0%	879
Gross Written Premiums(3)	20.0%	3,300
Return on Equity (Cash)(4)	10.0%	17.1%
Customer Centricity(5)
Customer Experience Tracking	20.0%	76.7%
Brand Preference Tracking	5.0%	46.0%

(1)	All numbers other than those stated in percentages are in millions of U.S. dollars.
(2)	“Underlying earnings” means adjusted earnings excluding net capital gains or losses attributable to stockholders. “Adjusted earnings” means net income before the impact of exceptional and discontinued operations, certain integration and restructuring costs, goodwill and other related intangibles and profit or loss on financial assets accounted for under the fair value option and derivatives. Underlying earnings and adjusted earnings are measured using International Financial Reporting Standards (“IFRS”) since AXA uses IFRS as its principal method of accounting. Note that, in addition to the underlying earnings of AXA Financial Life and Savings Operations, this performance objective also includes the underlying earnings of AXA Corporation Solutions Life Reinsurance Company (an AXA affiliate that is managed by AXA Equitable Life personnel) and AXA Financial.
(3)	“Gross Written Premiums” means gross premiums (first-year premiums plus renewal premiums) for pure life insurance protection business.
(4)	“Return on Equity (Cash)” means the expected dividends to be paid to AXA divided by the average short-term economic capital. Short-term economic capital measures the portion of the available financial resources that could be lost in a year if a 1 in 200 year “shock” were to occur.
(5)	“Customer Centricity” is comprised of two components—Customer Experience Tracking and Brand Preference Tracking. Generally, Customer Experience Tracking measures customers’ level of satisfaction based on the responses received for a certain customer survey question. Negative responses are subtracted from positive responses to obtain a net satisfaction index. Brand Preference Tracking measures “intent to purchase” among clients who currently own a life insurance or annuity product based on the percentage of favorable responses received for certain customer survey questions.

Since the performance objectives under the STIC Program are meant to cover only the key performance indicators for a year, there are generally no more than five objectives. The performance objectives and their relative weightings are determined based on AXA’s strategy and focus and they may change from year to year as different metrics may become more relevant. Underlying earnings is generally the most highly weighted performance objective, however, reflecting AXA’s belief that it is the strongest indicator of performance for a year and should be the dominant metric to determine a STIC Program participant’s STIC Program award.

The 2016 STIC Program eliminated the Economic Expenses performance objective that was included in the 2015 STIC Program and weighted at 10%. Accordingly, an additional 5% weighting was added to each of the Underlying Earnings and Gross Written Premiums performance objectives. Also, Return on Capital was replaced by Return on Equity (Cash) since Return on Equity (Cash) is less market-driven and a better measurement of management performance.

For 2016, actual Underlying Earnings and Return on Equity (Cash) slightly exceeded target while actual Gross Written Premiums were slightly below target. The actual results for Brand Preference Tracking and Customer Experience Tracking exceeded target, with Brand Preference Tracking’s contribution to the overall performance percentage for AXA Financial Life and Savings Operations hitting its cap of 7.5%.

AXA—AXA’s performance percentage is primarily based on underlying earnings per share (65%). Adjusted return on equity (15%) and customer experience tracking (20%) are also considered. For this purpose, “adjusted return on equity” means adjusted earnings (as defined above) divided by average stockholder’s equity excluding undated subordinated debt and other comprehensive income.

Discretionary Adjustment by the Management Committee

As stated above, the performance percentage for AXA Financial Life and Savings Operations under the STIC Program may be adjusted by the Management Committee before being combined with AXA’s performance percentage to arrive at the Funding Percentage for the Executive STIC Pool. When making this adjustment, the Management Committee generally considers whether any uncontrollable factors such as market fluctuations may have unduly influenced AXA Financial Life and Savings Operations’ results with respect to the performance objectives listed above and may increase or decrease the performance percentage by 15%, subject to an overall cap of 150% for the performance percentage. With respect to 2016, the Management Committee made a negative adjustment to the performance percentage to reflect its belief that market fluctuations unduly impacted the results for Customer Experience Tracking in a positive manner.

Individual Determinations

Once the Executive STIC Pool and Director STIC Pool are determined, they are allocated to the participants in the pool based on their individual performance and demonstrated leadership behaviors. As stated above, no participant is guaranteed his or her target award or any award under the STIC Program except for certain limited guarantees for new hires, such as Mr. Winikoff’s guarantee of a minimum STIC Program award of $900,000 for 2016.

The OCC reviewed the 2016 performance of each Named Executive Officer who received a STIC Program award for 2016 as well as Management’s recommendations for each such Named Executive Officer’s STIC Program award. Based on its subjective determination of each Named Executive Officer’s performance, the OCC made its recommendations as to the maximum STIC Program award for each Approval Named Executive Officer to the AXA Equitable Life Board of Directors and recommended the amount of the STIC Program award for Mr. Healy to Mr. Pearson. The AXA Equitable Life Board of Directors approved the final maximum award amounts for the Approval Named Executive Officers and delegated authority to the Chief Executive Officer of AXA to determine the final award amount for Mr. Pearson and to Mr. Pearson to determine the final award amount for the other Approval Named Executive Officers.

In making its recommendation for Mr. Winikoff, the OCC took into account that his guaranteed minimum STIC Program award of $900,000 for 2016 was based on his annual STIC Program award target without any pro-ration to reflect his half year of service. For the other Named Executive Officers, the OCC took into account the factors that it deemed relevant, including the following accomplishments achieved in 2016 by the Named Executive Officers and the Funding Percentage. Since the Named Executive Officers are responsible for the success of each of AXA Equitable Life, AXA Financial and AXA Financial Life and Savings Operations, the OCC considered all related 2016 accomplishments. The OCC also considered the Named Executive Officers’ contribution to the AXA worldwide. The accomplishments and contributions considered included:

Executive	Accomplishments
Mr. Pearson

Drove strong 2016 performance of AXA Financial Group, meeting or exceeding all goals for earnings, productivity, cash return on equity, capital management, customer satisfaction and risk management.

Drove the company’s strategy, including overseeing the successful development of plans to meet AXA’s Ambition 2020 goals and the company’s role in influencing legal and regulatory developments such as the Department of Labor fiduciary rule and the NAIC reserve and capital framework.

Implemented executive management changes and restructured the AXA Equitable Life Executive Committee, including adding a Chief Transformation Officer and Head of In-Force Business to better position the company for the execution of its strategic plan.

Continued to set a strong tone at the top with respect to workplace and diversity issues, resulting in AXA Equitable Life receiving certification as a “Great Place to Work” for the first time by an independent workplace authority and a 100% rating by the Human Rights Campaign Foundation’s Corporate Equality Index for the fourth year in a row.

Broadened personal visibility with employees and field force by instituting a program of leadership roundtables, CEO dialogues and branch visits. Also raised the profile of AXA in the industry through activities in industry groups.

Served as an influential member of AXA’s Management Committee and implemented and chaired a new executive committee for AXA companies in the United States, identifying synergies and cost-saving opportunities and sharing best practices.

Mr. Malmström

Actively managed capital including reducing debt to AXA and delivering AXA Equitable Life dividends of over $1 billion while ensuring capital and solvency levels remained in excess of risk tolerance levels.

Actively managed assets, including implementing a number of yield enhancement initiatives for the General Account and the hedging of Separate Account fee exposure to domestic equity.

Successfully led the company’s efficiency efforts, including sponsoring an efficiency task force which exceeded 2016 savings targets and identifying action plans to meet AXA’s Ambition 2020 savings targets.

Successfully led the strategic planning process, providing insight on margin and revenue streams for each business area and identifying mitigating actions to close the gap to targets.

Led local efforts to shape positive investor and rating agency perceptions for AXA which were well-received.

Executive	Accomplishments
Played key role in the company’s and the industry’s efforts related to the NAIC reserve and capital framework.

Mr. Hattem

Provided strong leadership, oversight and team support in connection with a decisive victory in the Sivollela case, a high-profile excessive fee litigation case closely watched by the mutual fund industry.

Successfully led company efforts with respect to several significant regulatory developments that required analysis, initiatives to influence rule-making and compliance program development, including the Department of Labor fiduciary rule.

Developed effective controls in response to dynamic legal and regulatory environment and managed relationship with key regulators such as the SEC, FINRA and the New York State Department of Financial Services.

Effectively oversaw all legal work related to key corporate initiatives such as the increased level of investment and hedging programs and the continued expansion of the proprietary fund complex while containing related outside counsel costs.

Acted as key advisor to Mr. Pearson throughout AXA Equitable Life board and executive management changes and the restructure of the AXA Equitable Life Executive Committee.

Actively developed leaders in the Law Department, enabling internal promotions, and recruited high quality talent to fill open positions while furthering our diversity goals.

Sponsored the law department’s well-received Cyber Security Conference which brought together leading cyber security talent from a variety of companies.

Mr. Healy

Delivered the IT Agile Transformation Program resulting in significant productivity savings.

Successfully implemented new employee benefits platform using cloud services and innovative technology to differentiate the company in the marketplace.

Continued strengthening the company’s IT security practices, including alignment with industry frameworks.

Actively led the fraud response technology team and delivered the long-term strategy for an organizational fraud hub.

Achieved highest employee engagement survey scores for AXA IT organizations worldwide and top scores in the AXA Financial Group.

Recognized as a leader in the implementation of the AXA IT strategy across all projects and programs.

No specific weight was assigned to any particular factor and all were evaluated in the aggregate to arrive at the recommended STIC Program award for each of the Named Executive Officers. Mr. Malmström and Mr. Hattem, who were paid their STIC Program awards from the Executive STIC Pool, received a percentage of their STIC Program award target that was approximately equal and greater than the Funding Percentage for the Executive STIC Pool, respectively. Mr. Pearson received a STIC Program award equal to approximately 102% of his STIC Program award target. Mr. Healy, who was paid his STIC Program award from the Director STIC Pool, received a percentage of his STIC Program award target that was greater than the performance percentage for AXA Financial Life and Savings Operations. Mr. Winikoff received his guaranteed minimum STIC Program award.

The 2016 STIC Program award targets and actual STIC Program awards for the Named Executive Officers were:

Named Executive Officer	Target Award	Actual Award
Mr. Pearson	$2,128,400	$2,164,000
Mr. Malmström	$800,000	$850,000
Mr. Winikoff	$900,000	$900,000
Mr. Hattem	$650,000	$750,000
Mr. Healy	$350,000	$402,000

The STIC Program awards and bonuses earned by the Named Executive Officers in 2016, 2015 and 2014 are reported in the Summary Compensation Table included below.

Equity-Based Awards

The purpose of equity-based awards granted to AXA Equitable Life’s employees is to:

•	align strategic interests of award recipients with those of AXA;

•	provide competitive total compensation opportunities;

•	focus on achievement of long-term strategic business objectives; and

•	attract, motivate and retain top performers.

In 2016 and prior years, annual equity-based awards for eligible employees, including executive officers, were available under the umbrella of AXA’s global equity program. Equity-based awards were also granted from time to time to executive officers outside of AXA’s global equity program as part of a sign-on package or as a retention vehicle. The value of the equity-based awards granted in 2016 and prior years was linked to the performance of AXA’s stock. Prior to this offering, neither Holdings nor AXA Equitable Life sponsored any equity-based award programs.

In connection with this offering, the AXA Board of Directors or an appropriate committee will determine what adjustments, if any, to make to the terms of the outstanding equity-based awards in respect of AXA stock held by our executive officers.

Annual Awards Process

Annual equity-based awards granted under AXA’s global equity program in 2016 and prior years were subject to the oversight of the AXA Board of Directors, which approves all annual equity programs prior to their implementation and all individual grants. The AXA Board of Directors also sets the size of the equity pool each year. The pools were allocated annually among AXA affiliates based on each affiliate’s contribution to AXA’s financial results during the preceding year and with consideration for specific local needs (e.g., market competitiveness, consistency with local practices, group development).

The AXA Board of Directors set the mix of equity-based awards for individual grants, which was standardized through AXA worldwide. Since 2004, there was a decreasing reliance on stock options in equity-based awards. For example, in 2016, equity grants were awarded entirely in performance shares, except for a group of approximately 150 senior executives who continued to receive a portion of their grant in stock options.

Each year, the OCC submitted recommendations to the AXA Board of Directors with respect to annual equity-based awards for the Named Executive Officers, taking into account the available equity pool allocation and based on a review of each officer’s potential future contributions, consideration of the importance of retaining the officer in his or her current position and a review of competitive market data relating to equity-based awards for similar positions at peer companies, as described above in the section entitled, “—Use of Competitive Compensation Data.” The AXA Board of Directors approved the individual grants as it deemed appropriate.

Individual Targets

Individual equity-based award targets are assigned to each of the Named Executive Officers other than Mr. Pearson based on evaluations of competitive market data for his or her position. These individual award targets are reviewed each year and may increase or decrease, but generally remain constant from year to year unless there is a significant change in the level of the Named Executive Officer’s responsibilities or a proven and sustained change in the market compensation for the position. For example, Mr. Hattem’s equity-based award target increased in 2016. This increase applied to Mr. Hattem’s annual equity-based award granted in 2017. For Mr. Pearson, his equity-based award target was based on his actual award for the prior year.

2016 Annual Award Grants

Each Named Executive Officer other than Mr. Winikoff received an equity-based award grant on June 6, 2016. For the Named Executive Officers other than Mr. Healy, these grants involved a mix of two components: (1) AXA ordinary share options granted under the AXA Stock Option Plan and (2) performance shares granted under the 2016 Performance Share Plan. Mr. Healy’s equity-based award grant consisted solely of performance shares.

The awards to the Named Executive Officers were granted using U.S. dollar values. The U.S. dollar values for the Named Executive Officers other than Mr. Healy were allocated between stock options and performance shares in accordance with the mix determined by the AXA Board of Directors. For this purpose, the value of the stock options and performance shares granted were determined using a Black-Scholes pricing methodology which was based on assumptions which differ from the assumptions used in determining an option’s or performance share’s grant date fair value reflected in the Summary Compensation Table which is based on FASB ASC Topic 718.

The amounts granted to the Named Executive Officers were as follows:

Named Executive Officer	Stock Options	Performance Shares
Mr. Pearson	186,069	106,326
Mr. Malmström	56,484	32,277
Mr. Hattem	60,016	34,294
Mr. Healy	—	16,782
Ms. Ritchey	42,362	24,208
Ms. Brown	21,181	12,104

Since he began his employment with AXA Equitable Life after the annual equity-based award grant date for 2016, Mr. Winikoff received a sign-on equity-based award grant of restricted stock units in lieu of a grant of stock options and performance shares as described below in “—2016 One-Time Awards.”

Ms. Ritchey and Ms. Brown each forfeited their 2016 performance shares grant.

2016 Stock Option Award Grants

The stock option awards granted to the Named Executive Officers on June 6, 2016 have a 10-year term and a vesting schedule of five years, with one-third of the grant vesting on each of the third, fourth and fifth anniversaries of the grant, provided that the last third will vest on June 6, 2021 only if the AXA ordinary share performs at least as well as the Stoxx Insurance Index (“SXIP Index”) over a specified period of at least three years. This performance condition applies to all of Mr. Pearson’s options. The exercise price for the options is 21.52 euro, which was the average of the closing prices for the AXA ordinary share on Euronext Paris SA over the 20 trading days immediately preceding June 6, 2016.

In the event of a Named Executive Officer’s retirement, the stock options continue to vest and may be exercised until the end of the term, except in the case of misconduct. Accordingly, since Mr. Hattem and Mr. Pearson are currently eligible to retire, these stock options will not be forfeited due to any service condition.

2016 Performance Share Award Grants

A performance share is a “phantom” share of AXA stock that, once earned and vested, provides the right to receive an AXA ordinary share at the time of payment. Performance shares are granted unearned. Under the 2016 Performance Shares Plan, the number of shares that is earned will be determined at the end of a three-year performance period, starting on January 1, 2016 and ending on December 31, 2018, by multiplying the number of shares granted by a performance percentage that is determined as described below. If no dividend is proposed for payment by the AXA Board of Directors to AXA’s stockholders for 2016 or 2017 or 2018, the performance percentage for the grant will be divided in half. The performance shares granted to the Named Executive Officers on June 6, 2016 have a cliff vesting schedule of four years.

The performance percentage for the 2016 Performance Share Plan initially will be determined based: (a) 40% on AXA’s performance with respect to adjusted earnings per share, (b) 50% on AXA Financial Life and Savings Operations’ performance with respect to adjusted earnings and underlying earnings (each weighted 50%) and (c) 10% on AXA’s score on the DJSI World, a Dow Jones sustainability index which tracks the performance of the world’s sustainability leaders. A positive or negative adjustment of 5% will then be made to the performance percentage based on AXA’s relative performance against a selection of its peers with respect to total stockholder return. The components of the performance percentage and their targets were determined by the AXA Board of Directors based on their review of AXA’s strategic objectives, market practices and regulatory changes.

Generally, if performance targets are met, 100% of the performance shares initially granted will be earned. Performance that exceeds the targets results in increases in the number of shares earned, subject to a cap of 130% of the initial number of shares. Performance that falls short of targets results in a decrease in the number of shares earned with a possible forfeiture of all shares. Since AXA uses IFRS as its principal method of accounting, AXA’s adjusted earnings per share and AXA Financial Life and Savings Operations’ adjusted earnings and underlying earnings are calculated using IFRS. Accordingly, they are not measures calculated and presented in accordance with U.S. GAAP.

The settlement of 2016 performance shares will be made in AXA ordinary shares on June 6, 2020. The 2016 plan provides that, in the case of retirement, a participant is treated as if he or she continued employment until the settlement date. Accordingly, Mr. Hattem and Mr. Pearson will still receive a payout under this plan if they choose to retire prior to the end of the vesting period.

2016 One-Time Awards

On July 5, 2016, Mr. Winikoff received a sign-on equity-based grant of 84,611 restricted stock units (“RSUs”) in respect of AXA stock, valued at $1,600,000 on the grant date. These RSUs will vest ratably over a four-year period and be paid out in cash within 30 days after the vesting date. This grant was approved by the OCC and the AXA Equitable Life Board of Directors.

Detailed information on the RSU, stock option and performance share grants for each of the Named Executive Officers in 2016 is reported in the 2016 Grants of Plan-Based Awards Table included below.

2016 Payouts from Prior Year Awards

In 2016, certain Named Executive Officers received the payout of their performance shares under the 2013 Performance Share Plan. The 2013 Performance Share Plan was similar to the 2016 Performance Share Plan except that 100% of the shares earned were vested after three years, on March 22, 2016. Also, AXA Financial Life and Savings Operations’ performance over a two-year performance period (i.e., January 1, 2013 through December 31, 2015) counted for two-thirds and AXA’s performance over the same period counted for one-third toward the performance percentage for that plan. AXA’s performance was based on net income per share while AXA Financial Life and Savings Operations’ performance was based on net income (weighted 50%) and underlying earnings (weighted 50%). The performance percentage that was ultimately achieved under the plan was 119.58%, based on AXA Financial Life and Savings Operations’ performance of 130% and AXA’s performance of 98.74%.

On March 16, 2012, eligible AXA employees worldwide, including certain of the Named Executive Officers, were each granted 50 AXA miles. AXA miles were “phantom” shares of AXA stock that were eligible to be converted to actual AXA ordinary shares at the end of a four-year vesting period. 25 of the AXA miles granted in 2012 were subject to a performance condition requiring that at least one of the following two metrics must have improved in 2012 in order for them to convert to actual shares: AXA’s underlying earnings per share (1.57 euro in 2011) or AXA’s customer scope index (79.3 in 2011). Since both metrics improved, all 50 AXA miles vested on March 16, 2016.

Detailed information on the payouts of 2013 performance shares and 2012 AXA miles in 2016 is reported in the 2016 Option Exercises and Stock Vested Table included below.

Other Compensation and Benefit Programs

AXA Equitable Life believes that a comprehensive benefits program which offers long-term financial support and security for all employees plays a critical role in attracting and retaining high caliber executives. Accordingly, all AXA Equitable Life employees, including executive officers, are offered a benefits program that includes group health and disability coverage, group life insurance and various deferred compensation and retirement benefits. In addition, AXA Equitable Life offers certain benefit programs for executives that are not available to non-executive employees. The overall program is periodically reviewed to ensure that the benefits it provides continue to serve business objectives and remain cost-effective and competitive with the programs offered by large diversified financial services companies.

Qualified Retirement Plans

AXA Equitable Life believes that qualified retirement plans encourage long-term service. Accordingly, the following qualified retirement plans are offered to eligible employees, including executive officers:

AXA Equitable 401(k) Plan (the “401(k) Plan”)

AXA Equitable Life sponsors the 401(k) Plan, a tax-qualified defined contribution plan, for its eligible employees, including executive officers. Eligible employees may contribute to the 401(k) Plan on a before tax, after-tax, or Roth 401(k) basis (or any combination of the foregoing), up to plan and tax law limits. The 401(k) Plan also provides participants with the opportunity to earn a discretionary profit sharing contribution and a company contribution. The discretionary profit sharing contribution for a calendar year is based on company performance for that year and ranges from 0% to 4% of annual eligible compensation (subject to tax law limits). Any contribution for a calendar year is expected to be made in the first quarter of the following year. A profit sharing contribution of 1% of annual eligible compensation was made for the 2016 plan year. The company contribution for a calendar year is based on the following formula and is subject to tax law limits: (i) 2.5% of eligible compensation up to the Social Security Wage Base ($118,500 in 2016) plus, (ii) 5.0% of eligible compensation in excess of the Social Security Wage Base, up to the qualified plan compensation limit ($265,000 in 2016).

AXA Equitable Retirement Plan (the “Retirement Plan”)

AXA Equitable Life sponsors the Retirement Plan, a tax-qualified defined benefit plan for eligible employees which was frozen effective December 31, 2013. The Retirement Plan provides for retirement benefits upon reaching age sixty-five and has provisions for early retirement, death benefits and benefits upon termination of employment for vested participants. It has a three-year cliff-vesting schedule. Mr. Pearson, Mr. Hattem and Mr. Healy participated in the plan prior to its freeze.

Prior to its freeze, the Retirement Plan provided a cash balance benefit whereby AXA Equitable Life established a notional account in the name of each Retirement Plan participant. The notional account was credited with deemed pay credits equal to 5% of eligible compensation up to the Social Security Wage Base plus 10% of eligible compensation above the Social Security Wage Base up to the qualified plan compensation limit. These notional accounts continue to be credited with deemed interest credits.

For certain grandfathered participants, the Retirement Plan provides benefits under a traditional defined benefit formula based on final average pay, estimated Social Security benefits and years of service. None of the Named Executive Officers are grandfathered participants.

Excess Plans

AXA Equitable Life believes that excess plans are an important component of competitive market-based compensation in both its peer group and generally. Accordingly, the following excess plan benefits are offered to eligible AXA Equitable Life employees, including executive officers:

Excess 401(k) Contributions

AXA Equitable Life provides excess 401(k) contributions for participants in the 401(k) Plan with eligible compensation in excess of the qualified plan compensation limit. These contributions are equal to 10% of the participant’s (i) eligible compensation in excess of the qualified plan compensation limit and (ii) voluntary deferrals to the AXA Equitable Life Post-2004 Variable Deferred Compensation Plan for Executives for the applicable year, and are made to accounts established for participants under the AXA Equitable Life Post-2004 Variable Deferred Compensation Plan for Executives. All the Named Executive Officers were eligible to receive excess 401(k) contributions in 2016.

AXA Equitable Excess Retirement Plan (the “Excess Plan”)

AXA Equitable Life sponsors the Excess Plan, a nonqualified defined benefit plan for eligible employees which was frozen effective December 31, 2013. Prior to its freeze, the Excess Plan allowed eligible employees, including Mr. Pearson, Mr. Hattem and Mr. Healy, to earn retirement benefits in excess of what was permitted under the Code with respect to the Retirement Plan. Specifically, the Excess Plan permitted participants to accrue and be paid benefits that they would have earned and been paid under the Retirement Plan but for certain Code limits.

Voluntary Non-Qualified Deferred Compensation Plan

AXA Equitable Life believes that compensation deferral is a cost-effective method of enhancing the savings of executives. Accordingly, AXA Equitable Life sponsors the following plans:

The AXA Equitable Post-2004 Variable Deferred Compensation Plan for Executives (the “Post-2004 Plan”)

AXA Equitable Life sponsors the Post-2004 Plan which allows eligible employees to defer the receipt of certain compensation, including base salary and STIC Program awards. The amount deferred is credited to a bookkeeping account established in the participant’s name and participants may choose from a range of nominal investments according to which their accounts rise or decline. Participants annually elect the amount they want to defer, the date on which payment of their deferrals will begin and the form of payment. In addition, as mentioned above, excess 401(k) contributions are made to accounts established for eligible employees under the Post-2004 Plan.

The AXA Equitable Variable Deferred Compensation Plan for Executives (the “VDCP”)

The VDCP is the predecessor plan to the Post-2004 Plan. Like the Post-2004 Plan, it allowed eligible employees to defer the receipt of compensation. To preserve its grandfathering from the provisions of Internal Revenue Code Section 409A (“Section 409A”), the VDCP was frozen in 2004 so that no amounts earned or vested after 2004 may be deferred under the VDCP. Section 409A imposes stringent requirements which covered nonqualified deferred compensation arrangements must meet to avoid the imposition of additional taxes, including a 20% additional income tax, on the amounts deferred under the arrangements.

Financial Protection

The AXA Equitable Executive Survivor Benefits Plan (the “ESB Plan”)

AXA Equitable Life sponsors the ESB Plan which offers financial protection to a participant’s family in the case of his or her death. Eligible employees may choose up to four levels of coverage and the form of benefit to be paid at each level. Each level provides a benefit equal to one times the participant’s eligible compensation and offers different coverage choices. Generally, the participant can choose between a life insurance death benefit and a deferred compensation benefit payable upon death at each level.

For additional information on 401(k) Plan benefits and excess 401(k) contributions for the Named Executive Officers as well as amounts voluntarily deferred by Mr. Hattem under the Post-2004 Plan and the VDCP, see the Summary Compensation Table and Nonqualified Deferred Compensation Table included below. For additional information on Retirement Plan, Excess Plan and ESB Plan benefits for the Named Executive Officers, see the Pension Benefits Table included below.

Severance and Change in Control Benefits

AXA Equitable Life maintains severance pay arrangements to provide temporary income to all employees following an involuntary termination of employment. Executive officers are also eligible for additional severance benefits as described below. In addition, AXA Equitable Life offers certain limited change in control benefits to provide a moderate level of protection to employees to help reduce anxiety that may accompany a change in control.

The AXA Equitable Severance Benefit Plan (the “Severance Plan”)

AXA Equitable Life sponsors the Severance Plan to provide severance benefits to eligible employees whose jobs are eliminated for specific defined reasons. The Severance Plan generally bases severance payments to eligible employees on length of service or base salary. Payments are capped at the lesser of 52 weeks of base salary and $300,000. To obtain benefits under the Severance Plan, participants must execute a general release and waiver of claims against AXA Equitable Life and affiliates. For executive officers, the general release and waiver of claims typically includes non-competition and non-solicitation provisions.

The AXA Equitable Supplemental Severance Plan for Executives (the “Supplemental Severance Plan”)

AXA Equitable Life sponsors the Supplemental Severance Plan for officers at the level of Executive Director or above. The Supplemental Severance Plan is intended solely to supplement, and is not duplicative of, any severance benefits for which an executive may be eligible under the Severance Plan. The Supplemental Severance Plan provides that eligible executives will receive, among other benefits:

•	Severance payments equal to 52 weeks’ of base salary, reduced by any severance payments for which the executive may be eligible under the Severance Plan;

•	Additional severance payments equal to the greater of:

•	The most recent short-term incentive compensation award paid to the executive;

•	The average of the three most recent short-term incentive compensation awards paid to the executive; and

•	The annual target short-term incentive compensation award for the executive for the year in which he or she receives notice of job elimination;

•	An additional year of participation in the ESB Plan; and

•	A lump sum payment equal to the sum of: (a) the executive’s short-term incentive compensation for the year in which the executive receives notice of job elimination, pro-rated based on the number of the executive’s full calendar months of service in that year and (b) $40,000.

Mr. Pearson’s Employment Agreement

Mr. Pearson waived the right to receive any benefits under the Severance Plan or the Supplemental Severance Plan. Rather, his employment agreement provides that, if his employment is terminated by AXA Equitable Life prior to his attaining age 65 other than for cause or death, or Mr. Pearson resigns for “good reason,” Mr. Pearson will be entitled to certain severance benefits, including (i) severance pay equal to the sum of two years of salary and two times the greatest of: (a) Mr. Pearson’s most recent bonus, (b) the average of Mr. Pearson’s last three bonuses and (c) Mr. Pearson’s target bonus for the year in which termination occurred, (ii) a pro-rated bonus at target for the year of termination and (iii) a lump sum cash payment equal to the additional employer contributions that Mr. Pearson would have received under the 401(k) Plan and its related excess plan for the year of his termination if those plans provided employer contributions on his severance pay and all of his severance pay was paid in that year.

For this purpose, “good reason” includes an assignment of duties materially inconsistent with Mr. Pearson’s duties or authority or a material limitation of Mr. Pearson’s powers, the removal of Mr. Pearson from his positions, AXA Equitable Life requiring Mr. Pearson to be based at an office more than 75 miles from New York City, a diminution of Mr. Pearson’s titles, a material failure by the company to comply with the agreement’s compensation provisions, a failure of the company to secure a written assumption of the agreement by any successor company and a change in control of AXA Financial (provided that Mr. Pearson delivers notice of termination within 180 days after the change in control). The severance benefits are contingent upon Mr. Pearson releasing all claims against AXA Equitable Life and its affiliates and his entitlement to severance pay will be discontinued if he provides services for a competitor. Also, in the event of a termination of Mr. Pearson’s employment by AXA Equitable Life without cause or Mr. Pearson’s resignation due to a change in control, Mr. Pearson’s severance benefits will cease after one year if certain performance conditions are not met for each of the two consecutive fiscal years immediately preceding the year of termination.

Mr. Winikoff’s Severance Arrangement

Mr. Winikoff’s severance arrangement with the company provides that, if Mr. Winikoff’s employment is terminated by the company without “cause” or by Mr. Winikoff for “good reason”:

•	any outstanding RSUs granted to Mr. Winikoff would immediately vest and be paid out in cash on their otherwise applicable payment dates and

•	he would be eligible to receive a payment equal to (i) two times the sum of his annual base salary plus his STIC Program award target for the year in which his employment is terminated, reduced by (ii) any severance pay for which he may be otherwise eligible under the Severance Plan or the Supplemental Severance Plan. This payment would be contingent on all other terms and conditions of the Severance Plan and Supplemental Severance Plan, including the execution of a general release and waiver of claims against AXA Equitable Life and affiliates.

For this purpose, “good reason” includes: (a) relocation of his position to a work site that is more than 35 miles away from 1290 Avenue of the Americas, New York City, (b) a material reduction in his compensation (other than in connection with, and substantially proportionate to, reductions by the company of the compensation of other similarly situated senior executives), (c) a material diminution in his duties, authority or responsibilities and (d) a material change in the lines of reporting such that he no longer reports to the company’s President and Chief Executive Officer.

“Cause” is defined in Mr. Winikoff’s severance arrangement as: (i) failure or refusal to perform his duties or responsibilities, which failure is not cured within 30 days written notice, (ii) gross negligence or misconduct , which gross negligence or misconduct has caused harm or damage to the business, affairs or reputation of AXA Equitable Life or any of its affiliates, (iii) commission of, conviction of, or please of nolo contedere to, any crime involving moral turpitude or any felony or (iv) breach of the non-solicitation obligations in his severance arrangement, which breach is not cured within 10 days written notice. Pursuant to his severance arrangement, Mr. Winikoff is subject to a one-year post-termination employee non-solicitation covenant.

Ms. Ritchey’s Separation Agreement

Ms. Ritchey entered into a separation agreement and general release with AXA Equitable Life during 2016. She received severance benefits in accordance with the Severance Plan and Supplemental Severance Plan as well as a lump sum payment. Ms. Ritchey’s separation agreement and general release contains standard provisions related to confidentiality, non-disparagement and non-solicitation. For additional information, see below under “—Potential Payments upon Termination or Change in Control—Involuntary Terminations Without Cause—Ms. Ritchey’s Separation Agreement.”

Ms. Brown’s Separation Agreement

Ms. Brown entered into a separation agreement and general release with AXA Equitable Life during 2016. She received severance benefits in accordance with the Severance Plan and Supplemental Severance Plan as well as a lump sum payment. Ms. Brown’s separation agreement and general release contains standard provisions related to confidentiality, non-disparagement and non-solicitation. For additional information, see below under “—Potential Payments upon Termination or Change in Control—Involuntary Terminations Without Cause—Ms. Brown’s Separation Agreement.”

Change in Control Benefits

Change in control benefits are provided for stock options granted under the Stock Option Plan. Under that plan, if there is a change in control of AXA Financial, all stock options will become immediately exercisable for their term regardless of the otherwise applicable exercise schedule.

Change in control benefits are not provided for performance shares granted under the Performance Share Plan. Although participants forfeit all of their performance shares upon a change in control, a change in control will not be deemed to occur for purposes of the Performance Share Plan unless AXA ceases to own at least 10% of the capital or voting rights of Holdings.

Mr. Pearson’s employment agreement also provides for change in control benefits as described above in “—Mr. Pearson’s Employment Agreement.”

None of the change in control provisions above will be triggered by this offering.

For additional information on severance and change in control benefits for the Named Executive Officers, see “—Potential Payments Upon Termination of Change in Control” below.

Perquisites

Executive officers receive limited perquisites. Specifically, executive officers may use a car and driver for personal purposes from time to time and may occasionally bring spouses and guests on certain flights otherwise being taken for business reasons. Also, financial planning and tax preparation services are provided to help ensure their peace of mind so that they are not unnecessarily distracted from focusing on the company’s business.

Pursuant to his employment agreement, Mr. Pearson is entitled to unlimited personal use of a car and driver, two business class trips to the United Kingdom per year with his spouse, expatriate tax services, a company car for his personal use, excess liability insurance coverage and repatriation costs.

The incremental costs of perquisites for the Named Executive Officers during 2016 are included in the column entitled “All Other Compensation” in the Summary Compensation Table included below.

Other Compensation Policies

Clawbacks

In the event an individual’s employment is terminated for cause, all stock options granted under the Stock Option Plan held by the individual are forfeited as of the date of termination. In addition, if an individual retires and induces others to leave the employment of an AXA affiliate, misuses confidential information learned while in the employ of an AXA affiliate or otherwise acts in a manner that is substantially detrimental to the business or reputation of any AXA affiliate, all outstanding stock options held by the individual will be forfeited.

Share Ownership Policy

Holdings does not currently have any stock ownership guidelines. However, any executives who are subject to AXA’s stock ownership policy as members of AXA’s Management Committee are required to meet AXA’s requirements for holding AXA stock. Those requirements are expressed as a multiple of base salary, with members of AXA’s Management Committee (such as Mr. Pearson) required to hold the equivalent of their base salary multiplied by two. In connection with this offering, Holdings expects to adopt stock ownership guidelines for Holdings’ executives and directors with respect to the holding of Company stock.

Derivatives Trading and Hedging Policies

The AXA Financial Group’s reputation for integrity and high ethical standards in the conduct of its affairs is of paramount importance to it. To preserve this reputation, all employees of the AXA Financial Group, including executive officers, are subject to the AXA Financial Insider Trading Policy. This policy prohibits, among other items, all short sales of securities of AXA and its publicly-traded subsidiaries and any hedging of equity compensation awards (including stock option, performance unit, performance share or similar awards) or the securities underlying those awards. Members of AXA’s Management Committee must pre-clear with the AXA General Counsel any derivatives transactions with respect to AXA securities and/or the securities of other AXA publicly-traded subsidiaries (including AllianceBernstein).

In connection with this offering, Holdings expects to adopt an Insider Trading Policy with similar provisions to the AXA Financial policy.

Impact of Accounting and Tax Rules

Code Section 162(m) limits tax deductions relating to executive compensation of certain executives of publicly held companies. Prior to this offering, neither Holdings nor any of its subsidiaries, including AXA Equitable Life, were deemed to be publicly held for purposes of Code Section 162(m). Accordingly, these limitations were not applicable to the executive compensation program described above and were not taken into consideration in making compensation decisions. As a result of the offering, our Compensation Committee will review and consider the deductibility of executive compensation under Internal Revenue Code Section 162(m), as applicable, and, where appropriate, will seek to qualify compensation paid to the covered officers for an exemption from the deductibility limitations of Internal Revenue Code Section 162(m), including under the applicable transition period. However, our Compensation Committee may authorize compensation payments that do not comply with the exemptions in Internal Revenue Code Section 162(m) when the committee believes that such payments are appropriate to attract, retain and incentivize executive talent.

AXA Equitable Life’s nonqualified deferred compensation arrangements that are subject to Section 409A are designed to comply with the requirements of Section 409A to avoid additional income taxes.

Accounting and other tax impacts not discussed above are also considered in the design of equity-based award programs.

Changes to Executive Compensation in Connection with the Offering

Omnibus Equity Plan

From and after the offering, we intend to grant equity-based awards to our named executive officers and other employees under an equity incentive plan adopted by the board of directors of Holdings.

CONSIDERATION OF RISK MATTERS IN DETERMINING COMPENSATION

Holdings has considered whether AXA Equitable Life’s compensation practices are reasonably likely to have a material adverse effect on Holdings and determined that they do not. When conducting the analysis, Holdings considered that AXA Equitable Life’s programs have a number of features that contribute to prudent decision-making and avoid an incentive to take excessive risk. The overall design and metrics of AXA Equitable Life’s incentive compensation program effectively balance performance over time, considering both company earnings and individual results with multi-year vesting and performance periods. AXA Equitable Life’s short-term incentive program further mitigates risk by permitting discretionary adjustments for both funding and granting purposes. Holdings also considered that AXA Equitable Life’s general risk management controls, oversight of programs, award review and governance processes preclude decision-makers from taking excessive risk to achieve targets under the compensation plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the OCC during 2016 included: Ms. Lorie Slutsky, Ms. Barbara Fallon-Walsh, Ms. Kristi Matus and Mr. Bertram Scott. No member of the OCC has served as our officer or employee. During 2016, (a) none of our executive officers served as a member of the compensation committee of any entity for which a member of our Board served as an executive officer and (b) none of our executive officers served as a director of another entity, any of whose executive officers served on the OCC.

SUMMARY COMPENSATION TABLE

The following table presents the total compensation of our Named Executive Officers for services performed for us for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, except that no information is provided for years prior to 2016 for Messrs. Winikoff and Healy and Mses. Ritchey and Brown since they were not Named Executive Officers in those years.

The amounts listed in this table as well as all other executive compensation tables reflect all payments made to the Named Executive Officers by AXA Equitable Life even though a portion of these costs may have been reimbursed by certain affiliates pursuant to various service agreements. The total compensation reported in the following table includes items such as salary and non-equity incentive compensation as well as the grant date fair value of performance shares, RSUs and stock options. The performance shares, RSUs and stock options may never become payable or may end up with a value that is substantially different from the value reported here. The amounts in the Total column do not represent “Total Compensation” as described in the Compensation Discussion and Analysis.

Name and Principal Position	Fiscal Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Compensation(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(6)	All Other Compensation(7)	Total
Harlin, Gérald(8)	2016	—	—	—	—	—	—	—	—
Chairman of the Board and Chief Executive Officer

Pearson, Mark	2016	$1,250,744	—	$2,010,449	$382,419	$2,164,000	$393,441	$389,201	$6,590,254
President	2015	$1,250,744	—	$1,681,267	$261,309	$2,341,000	—	$573,100	$6,107,420
	2014	$1,247,637	—	$1,543,806	$357,095	$2,439,000	$1,514,357	$695,232	$7,797,127

Malmström, Anders	2016	$658,228	—	$496,993	$116,089	$850,000	$280,596	$172,895	$2,574,801
Senior Executive Vice President and Chief Financial Officer	2015	$658,228	—	$350,014	$61,295	$940,000	$22,125	$165,337	$2,196,999
	2014	$658,228	—	$380,912	$96,383	$700,000	$22,498	$368,629	$2,226,650

Winikoff, Brian(9)	2016	$332,950	—	$1,599,925	—	$900,000	—	$20,054	$2,852,929
Senior Executive Director and Head of US Life, Retirement and Wealth Management of AXA Equitable Life

Hattem, Dave	2016	$599,893	—	$648,443	$123,348	$750,000	$238,250	$134,224	$2,494,158
Senior Executive Director and General Counsel of AXA Equitable Life	2015	$551,331	$47,596	$429,728	$66,791	$720,000	$16,467	$159,859	$1,991,772
	2014	$545,578	—	$421,988	$98,216	$720,000	$916,770	$152,943	$2,855,495

Healy, Michael	2016	$395,090	—	$258,405	—	$402,000	$162,425	$66,568	$1,284,488
Senior Executive Director and Chief Information Officer of AXA Equitable Life

Former Officers
Denis Duverne(10)	2016	—	—	—	—	—	—	—	—
Chairman and Chief Executive Officer

Ritchey, Sharon	2016	$600,495	—	$372,749	$87,065	—	$182,141	$3,475,308	$4,717,758
Senior Executive Director and Chief Customer Officer of AXA Equitable Life

Brown, Priscilla	2016	$382,749	—	$186,374	$43,532	—	$269,361	$2,911,908	$3,793,924
Senior Executive Director and Chief Marketing Officer of AXA Equitable Life

(1)	The amounts in this column reflect actual salary paid in each year.

(2)	No bonuses were paid to the Named Executive Officers in 2016, 2015 or 2014 except that Mr. Hattem was paid a bonus in May 2015 to compensate him for the loss of stock options due to regulatory and other constraints prohibiting his exercise.
(3)	For Mr. Winikoff, this column reflects the grant date fair value of his sign-on RSU grant. For all other Named Executive Officers, the amounts reported in this column represent the aggregate grant date fair value of AXA performance shares awarded in each year in accordance with FASB ASC Topic 718, and the assumptions made in calculating them can be found in note 13 of the notes to AXA Equitable Life’s annual financial statements included in its Form 10-K for the year ended December 31, 2016. The performance share grants were valued at target which represents the probable outcome at grant date. A maximum payout for the performance share grants, valued at the grant date fair value, would result in values of:

	2016	2015	2014
Mr. Pearson	$2,613,584	$2,185,653	$2,006,948
Mr. Malmström	$646,091	$455,027	$495,186
Mr. Hattem	$842,976	$558,656	$548,584
Mr. Healy	$335,927
Ms. Ritchey	$484,574
Ms. Brown	$242,286

The 2016 performance share grants as well as Mr. Winikoff’s sign-on RSU grant are described in more detail below in “—Compensation Discussion and Analysis—Supplemental Information for Summary Compensation and Grants of Plan-Based Awards Tables.”

(4)	The amounts reported in this column represent the aggregate grant date fair value of AXA stock options awarded in each year in accordance with FASB ASC Topic 718, and the assumptions made in calculating them can be found in note 13 of the notes to AXA Equitable Life’s annual financial statements included in its Form 10-K for the year ended December 31, 2016. The 2016 stock option grants are described in more detail below in “—Supplemental Information for Summary Compensation and Grants of Plan-Based Awards Tables.”
(5)	The amounts reported for 2016 are the AXA Equitable Life STIC awards paid in February 2017 to each of the Named Executive Officers based on their 2016 performance. The amounts reported for 2015 are the awards paid in February 2016 to each of the Named Executive Officers based on their 2015 performance. The amounts reported for 2014 are the awards paid in February 2015 to each of the Named Executive Officers based on their 2014 performance.
(6)	The amounts reported represent the increase in the actuarial present value of accumulated pension benefits for the Named Executive Officer. The Named Executive Officers did not have any above-market earnings on non-qualified deferred compensation in 2016, 2015 or 2014. For more information regarding the pension benefits for each Named Executive Officer, see the Pension Benefits as of December 31, 2016 Table below.
(7)	The following table provides additional details for the compensation information found in the All Other Compensation column.

Name		Auto(a)	Excess Liability Insurance(b)	Financial Advice(c)	401k Plan Contributions(d)	Excess 401(k) Contributions(e)	Other Perquisites/ Benefits(f)	Total
Pearson, Mark	2016	$11,469	$8,110	$24,220	$12,938	$332,464		$389,201
	2015	$17,874	$8,110	$34,610	$16,913	$342,264	$153,329	$573,100
	2014	$21,124	$4,820	$26,630	$16,575	$342,253	$283,830	$695,232
Malmström, Anders	2016	$333		$25,980	$12,938	$133,323	$321	$172,895
	2015	$839		$29,190	$16,913	$109,323	$9,072	$165,337
	2014	$399		$22,375			$345,855	$368,629
Winikoff, Brian	2016				$12,938	$6,795	$321	$20,054
Hattem, Dave	2016	$51			$12,938	$114,487	$6,748	$134,224
	2015	$6,157		$17,524	$16,913	$109,558	$9,707	$159,859
	2014			$15,000	$16,575	$115,820	$5,548	$152,943
Healy, Michael	2016				$12,938	$53,309	$321	$66,568
Ritchey, Sharon	2016			$18,925	$12,938	$98,339	$3,345,106	$3,475,308
Brown, Priscilla	2016			$18,825	$12,938	$77,529	$2,802,616	$2,911,908

a.	Pursuant to his employment agreement, Mr. Pearson is entitled to the business and personal use of a dedicated car and driver. The personal use of this vehicle for 2016 was valued based on a formula considering the annual lease value of the vehicle, the compensation of the driver and the cost of fuel. The other Named Executive Officers may use cars and drivers for personal matters from time to time. The value for each executive’s car use is based on a similar formula taking into account the annual lease value of the vehicle and the compensation of the driver.
b.	AXA Equitable Life pays the premiums for excess liability insurance coverage for Mr. Pearson pursuant to his employment agreement. The amounts in this column reflect the actual amount of the premiums paid for each year.
c.	AXA Equitable Life pays for financial planning and tax preparation services for each of the Named Executive Officers. The amounts in this column reflect the actual amounts paid to the service provider for each year.
d.	This column includes the amount of any employer profit sharing contributions and company contributions received by each Named Executive Officer under the 401(k) Plan for 2016 ($2,650 for each applicable Named Executive Officer for the profit sharing contributions and $10,288 for each applicable Named Executive Officer for the company contributions).
e.	This column includes the amount of any excess 401(k) contributions made by the company to the Post-2004 Plan for each Named Executive Officer.

f.	This column includes for 2016:

Mr. Malmström	$321, which is the cost related to having a guest accompany him to a company event

Mr. Winikoff	$321, which is the cost related to having a guest accompany him to a company event

Mr. Hattem	$503, which is one month of parking costs $6,245, which is the cost related to having a guest accompany him to company events

Mr. Healy	$321, which is the cost related to having a guest accompany him to a company event

Ms. Ritchey

$22,719, which is the payment for temporary housing related to relocation and tax gross-up related to that payment

$1,296,509, which is the severance pay under the Supplemental Severance Plan

$2,025,877, which is the lump sum payment under the Supplemental Severance Plan plus an additional lump sum paid upon separation

Ms. Brown

$34,308, which is the payout of unused paid time off

$1,180,821, which is the severance pay under the Supplemental Severance Plan

$1,587,487, which is the lump sum payment under the Supplemental Severance Plan plus an additional lump sum paid upon separation

(8)	Mr. Harlin served as the Chairman of the Board and Chief Executive Officer of Holdings during 2016. Mr. Harlin received no compensation from AXA, Holdings, AXA Equitable Life or any of their respective subsidiaries for his services rendered to Holdings during 2016. Mr. Harlin resigned as Chairman of the Board and Chief Executive Officer of Holdings on November 6, 2017.
(9)	Mr. Winikoff was hired effective July 5, 2016.
(10)	Mr. Duverne served as Chairman of the Board and Chief Executive Officer of Holdings until August 31, 2016. Mr. Duverne received no compensation from AXA, Holdings, AXA Equitable Life or any of their respective subsidiaries for his services rendered to Holdings during 2016.

2016 GRANTS OF PLAN-BASED AWARDS

The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table. This table includes both equity and non-equity awards granted during 2016.

	Grant Date	OCC Approval Date(1)	Estimated Future Payments Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards(4) ($/Sh)	Closing Market Price on Date of Grant	Grant Date Fair Value of Stock and Option Awards(5) ($)
Name			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Pearson, Mark			$—	$2,128,400	N/A
	6/6/2016	2/18/2016				—	186,069	186,069			$24.00	$24.76	$382,419
	6/6/2016	2/18/2016				—	106,326	138,224					$2,010,449

Malmström, Anders			$—	$800,000	N/A
	6/6/2016	2/18/2016				—	18,828	18,828		37,656	$24.00	$24.76	$116,089
	6/6/2016	2/18/2016				—	32,277	41,960					$496,993

Winikoff, Brian			$900,000	$900,000	N/A
	6/6/2016	2/18/2016				—					N/A	N/A
	6/6/2016	2/18/2016
	7/5/2016								84,611				$1,599,925

Hattem, Dave			$—	$650,000	N/A
	6/6/2016	2/18/2016				—	20,004	20,004		40,012	$24.00	$24.76	$123,348
	6/6/2016	2/18/2016				—	34,294	44,582					$648,443

Healy, Michael			$—	$350,000	N/A
	6/6/2016	2/18/2016				—					N/A	N/A
	6/6/2016	2/18/2016				—	16,782	21,817					$258,405

Ritchey, Sharon			$—	$700,000	N/A
	6/6/2016	2/18/2016				—	14,120	14,120		28,242	$24.00	$24.76	$87,065
	6/6/2016	2/18/2016				—	24,208	31,470					$372,749

Brown, Priscilla			$—	$550,000	N/A
	6/6/2016	2/18/2016				—	7,059	7,059		14,122	$24.00	$24.76	$43,532
	6/6/2016	2/18/2016				—	12,104	15,735					$186,374

(1)	This column reports the date on which the OCC approved its recommendation of the grants to the AXA Board of Directors.
(2)	The target column shows the target award for 2016 for each Named Executive Officer under the STIC Program assuming the plan was 100% funded. There is no minimum or maximum award for any participant in this plan. The actual 2016 awards paid to the Named Executive Officers are listed in the Non-Equity Incentive Compensation column of the Summary Compensation Table.

(3)	The second row for each Named Executive Officer shows the stock options granted under the AXA Stock Option Plan on June 6, 2016. The third row for each Named Executive Officer shows the performance shares granted under the AXA 2016 Performance Share Plan on June 6, 2016. The fourth row for Mr. Winikoff reflects his sign-on RSU grant. No equity awards in respect of our common stock were granted in 2016.
(4)	The exercise price for the AXA stock options granted on June 6, 2016 is equal to the average of the closing prices for an AXA ordinary share on Euronext Paris SA over the 20 trading days immediately preceding June 6, 2016. For purposes of this table, the exercise price was converted to U.S. dollars using the euro to U.S. dollar exchange rate on June 5, 2016.
(5)	The amounts in this column represent the aggregate grant date fair value of the AXA stock options and performance shares granted in 2016 in accordance with FASB ASC Topic 718. The performance share grants were valued at target which represents the probable outcome at grant date.

SUPPLEMENTAL INFORMATION FOR SUMMARY COMPENSATION AND GRANTS OF PLAN-BASED AWARDS TABLES

2016 Stock Option Award Grants

The AXA stock option awards granted to the Named Executive Officers on June 6, 2016 have a 10-year term and a vesting schedule of five years, with one-third of the grant vesting on each of the third, fourth and fifth anniversaries of the grant, provided that the last third will vest on June 6, 2021 only if the AXA ordinary share performs at least as well as the SXIP Index over a specified period of at least three years. This performance condition applies to all of Mr. Pearson’s options. The exercise price for the options is 21.52 euro, which was the average of the closing prices for the AXA ordinary share on Euronext Paris SA over the 20 trading days immediately preceding June 6, 2016.

In the event of a Named Executive Officer’s retirement, the stock options continue to vest and may be exercised until the end of the term, except in the case of misconduct. Accordingly, since Messrs. Hattem and Pearson are currently eligible to retire, these stock options will not be forfeited due to any service condition.

2016 Performance Share Award Grants

A performance share is a “phantom” share of AXA that, once earned and vested, provides the right to receive an AXA ordinary share at the time of payment. Performance shares are granted unearned. Under the 2016 AXA Performance Shares Plan, the number of shares that is earned is determined at the end of a three-year performance period, starting on January 1, 2016 and ending on December 31, 2018, by multiplying the number of shares granted by a performance percentage that is determined as described below. If no dividend is proposed for payment by the AXA Board of Directors to AXA’s stockholders for 2016 or 2017 or 2018, the performance percentage for the grant will be divided in half. The performance shares granted to the Named Executive Officers on June 6, 2016 cliff vest after four years.

The performance percentage for the AXA 2016 Performance Share Plan initially will be determined based: (a) 40% on AXA’s performance with respect to adjusted earnings per share, (b) 50% on AXA Financial Life and Savings Operations’ performance with respect to adjusted earnings and underlying earnings (each weighted 50%) and (c) 10% on AXA’s score on the DJSI World, a Dow Jones sustainability index which tracks the performance of the world’s sustainability leaders. A positive or negative adjustment of 5% will then be made to the performance percentage based on AXA’s relative performance against a selection of its peers with respect to total stockholder return. The components of the performance percentage and their targets are determined by the AXA Board of Directors based on their review of AXA’s strategic objectives, market practices and regulatory changes.

Generally, if performance targets are met, 100% of the performance shares initially granted is earned. Performance that exceeds the targets results in increases in the number of shares earned, subject to a cap of 130% of the initial number of shares. Performance that falls short of targets results in a decrease in the number of shares earned with a possible forfeiture of all shares. Since AXA uses IFRS as its principal method of accounting, AXA’s adjusted earnings per share and AXA Financial Life and Savings Operations’ adjusted earnings and underlying earnings are calculated using IFRS. Accordingly, they are not measures calculated and presented in accordance with U.S. GAAP.

The settlement of 2016 performance shares will be made in AXA ordinary shares on June 6, 2020. The 2016 plan provides that, in the case of retirement, a participant is treated as if he or she continued employment until the settlement date. Accordingly, Messrs. Hattem and Pearson will still receive a payout under this plan if they choose to retire prior to the end of the vesting period.

Due to their termination of employment with AXA Equitable Life during 2016, both Mses. Ritchey and Brown have forfeited all of their performance shares, including the 2016 grant.

Mr. Winikoff’s RSUs Grant

On July 5, 2016, Mr. Winikoff received a sign-on equity-based grant of 84,611 RSUs in respect of AXA ordinary shares. These RSUs will vest ratably over a four-year period and be paid out in cash within 30 days after the vesting date.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2016

The following table lists outstanding equity grants for each Named Executive Officer as of December 31, 2016. The table includes outstanding equity grants from past years as well as the current year. Equity grants in 2016 and prior years were awarded in respect of AXA ordinary shares. Prior to this offering, none of our Named Executive Officers have received equity awards in respect of our common stock.

	OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options(#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(1) (#)	Option Exercise Price(2) ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(3) (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(4) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Pearson, Mark	5,874		2,936	$44.60	05/10/17	45,734	$1,156,274	226,395	$5,723,852
	5,874		2,936	$33.21	04/01/18
	34,574			$21.59	06/10/19
	60,500			$21.08	03/19/20
	137,500			$20.63	03/18/21
	116,000			$15.96	03/16/22
	93,334		46,666	$17.83	03/22/23
			123,400	$25.74	03/24/24
			145,458	$26.12	06/19/25
			186,069	$24.00	06/06/26

Malmström, Anders			11,644	$17.83	03/22/23	13,491	$341,087	64,422	$1,628,755
		24,414	12,206	$25.74	03/24/24
		24,786	12,393	$26.12	06/19/25
		37,656	18,828	$24.00	06/06/26

Winikoff, Brian								84,611	$2,139,185

Hattem, Dave	4,674		2,335	$45.72	05/10/17	12,501	$316,058	65,639	$1,659,524
	4,506		2,251	$33.21	04/01/18
	20,882			$20.63	03/18/21
	21,953			$15.96	03/16/22
	21,350		10,673	$17.83	03/22/23
		22,626	11,314	$25.74	03/24/24
		24,786	12,393	$26.12	06/19/25
		40,012	20,004	$24.00	06/06/26

Healy, Michael	354			$45.72	05/10/17	9,593	$242,536	39,811	$1,006,525
	1,635			$33.21	04/01/18
	1,703			$21.08	03/19/20
	4,349			$20.63	03/18/21
	10,976			$15.96	03/16/22

Ritchey, Sharon		24,414	12,206	$25.74	03/24/24
		24,786	12,393	$26.12	06/19/25
		28,242	14,120	$24.00	06/06/26

Brown, Priscilla		12,394	6,196	$26.12	06/19/25
		14,122	7,059	$24.00	06/06/26

(1)	All stock options have ten-year terms. All stock options granted after 2013 have a vesting schedule of five years, with one-third of the grant vesting on each of the third, fourth and fifth anniversaries of the grant, and all stock options granted in 2008 through 2013 have a vesting schedule of four years, with one-third of the grant vesting on each of the second, third and fourth anniversaries of the grant date; provided that for all these grants the last third will vest only if the AXA ordinary share performs at least as well as the SXIP Index during a specified period (this condition applies to all options granted to Mr. Pearson after 2011). All stock options granted in 2007 are vested with the exception of the last third of the grants made to Messrs. Pearson and Hattem. These stock options will vest only if the AXA ordinary share performs at least as well as the SXIP Index during a specified period.
(2)	All stock options have euro exercise prices. All euro exercise prices have been converted to U.S. dollars based on the euro to U.S. dollar exchange rate on the day prior to the grant date. The actual U.S. dollar equivalent of the exercise price will depend on the exchange rate at the date of exercise.

(3)	This column reflects earned but unvested performance shares granted in 2014 with a vesting date of March 24, 2017.
(4)	For Mr. Winikoff, this column reflects his sign-on RSU grant. His RSUs will vest ratably over a four-year period and be paid out in cash within 30 days after the vesting date. For the other Named Executive Officers, this column reflects unearned and unvested performance shares granted in 2014, 2015 and 2016 as follows:

	2014 Performance Shares Vesting 3/24/18	2015 Performance Shares Vesting 6/19/19	2016 Performance Shares Vesting 6/6/20
Mr. Pearson	36,950	83,119	106,326
Mr. Malmström	10,900	21,245	32,277
Mr. Hattem	10,100	21,245	34,294
Mr. Healy	7,750	15,279	16,782

OPTION EXERCISES AND STOCK VESTED IN 2016

The following table summarizes the value received from AXA stock option exercises and stock awards vested during 2016.

	OPTION AWARDS		STOCK AWARDS
	Number of Shares Acquired on Exercise(1)(#)	Value Realized on Exercise(2) ($)	Number of Shares Acquired on Vesting(3) (#)	Value Realized on Vesting(4) ($)
Pearson, Mark			100,449	$2,401,712
Malmström, Anders	26,890	$291,909	25,108	$600,314
Winikoff, Brian
Hattem, Dave			23,020	$550,390
Healy, Michael			24,412	$583,672
Ritchey, Sharon
Brown, Priscilla

(1)	This column reflects the number of options that Mr. Malmström exercised in 2016.
(2)	Mr. Malmström immediately sold all shares acquired upon option exercise. This column reflects the actual sale price received less the exercise price.
(3)	For Mr. Pearson, this column reflects the number of performance shares he earned under the 2013 AXA International Performance Shares Plan that vested on March 22, 2016. For the other Named Executive Officers, this column reflects 50 AXA miles that vested on March 16, 2016 in addition to their performance shares earned under the 2013 AXA International Performance Shares Plan. For a description of the 2013 AXA Performance Shares Plan and AXA miles, please see “—Compensation Discussion and Analysis” included elsewhere in this prospectus.
(4)	The value of the performance shares that vested in 2016 was determined based on the average of the high and low AXA ordinary share price on the vesting date, converted to US dollars using the European Central Bank reference rate on the vesting date. The value of the AXA miles that vested in 2016 was determined based on the actual sale price obtained by AXA miles recipients who elected to have the plan administrator sell their AXA ordinary shares on the date of vesting.

PENSION BENEFITS AS OF DECEMBER 31, 2016

The following table lists the pension program participation and actuarial present value of each Named Executive Officer’s defined benefit pension at December 31, 2016. Note that Messrs. Malmström and Winikoff and Mses. Ritchey and Brown did not participate in the Retirement Plan or the Excess Plan since they were not eligible to participate in these plans prior to their freeze.

Name	Plan Name(1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments during the last fiscal year ($)
Pearson, Mark	AXA Equitable Retirement Plan	3	$67,096	—
	AXA Equitable Excess Retirement Plan	3	$672,728	—
	AXA Equitable Executive Survivor Benefit Plan	22	$3,313,530	—

Malmström, Anders	AXA Equitable Retirement Plan	—	$—	—
	AXA Equitable Excess Retirement Plan	—	$—	—
	AXA Equitable Executive Survivor Benefit Plan	5	$331,396	—

Winikoff, Brian	AXA Equitable Retirement Plan	—	$—	—
	AXA Equitable Excess Retirement Plan	—	$—	—
	AXA Equitable Executive Survivor Benefit Plan	—	$—	—

Hattem, Dave	AXA Equitable Retirement Plan	19	$492,310	—
	AXA Equitable Excess Retirement Plan	19	$1,026,271	—
	AXA Equitable Executive Survivor Benefit Plan	23	$1,943,732	—

Healy, Michael	AXA Equitable Retirement Plan	6	$147,849	—
	AXA Equitable Excess Retirement Plan	6	$159,410	—
	AXA Equitable Executive Survivor Benefit Plan	10	$145,355	—

Ritchey, Sharon	AXA Equitable Retirement Plan	—	$—	—
	AXA Equitable Excess Retirement Plan		$—	—
	AXA Equitable Executive Survivor Benefit Plan	3	$321,178	—

Brown, Priscilla	AXA Equitable Retirement Plan		$—	—
	AXA Equitable Excess Retirement Plan	—	$—	—
	AXA Equitable Executive Survivor Benefit Plan	2	$269,361	—

(1)	The December 31, 2016 liabilities for the Retirement Plan, the Excess Plan, and the ESB Plan were calculated using the same participant data, plan provisions and actuarial methods and assumptions used for financial reporting purposes, except that a retirement age of 65 is assumed for all calculations. The assumptions used include:

•	a discount rate of 3.81% for the Retirement Plan;

•	a discount rate of 3.69% for the Excess Plan;

•	a discount rate of 3.92% for the ESB Plan; and

•	the RP-2000 mortality table projected on a full generational basis using Scale BB.

(2)	Credited service for purposes of the Retirement Plan and the Excess Plan does not include an executive’s first year of service and does not include any service after the freeze of the plans on December 31, 2013. Pursuant to his employment agreement, Mr. Pearson’s credited service for purposes of the ESB Plan includes approximately 16 years of service with AXA Equitable Life affiliates. However, this additional credited service does not result in any benefit augmentation for Mr. Pearson.

The Retirement Plan

The Retirement Plan is a tax-qualified defined benefit plan for eligible employees. The Retirement Plan was frozen effective December 31, 2013.

Participants became vested in their benefits under the Retirement Plan after three years of service. Participants are eligible to retire and begin receiving benefits under the Retirement Plan: (a) at age 65 (the “normal retirement date”) or (b) if they are at least age 55 with at least 5 full years of service (an “early retirement date”).

Prior to the freeze, the Retirement Plan provided a cash balance benefit whereby AXA Equitable Life established a notional account for each Retirement Plan participant. This notional account was credited with deemed pay credits equal to 5% of eligible compensation up to the Social Security wage base plus 10% of eligible compensation above the Social Security wage base. Eligible compensation included base salary and short-term incentive compensation and was subject to limits imposed by the Internal Revenue Code. These notional accounts continue to be credited with deemed interest credits. For pay credits earned on or after April 1, 2012 up to December 31, 2013, the interest rate is determined annually based on the average discount rates for one-year Treasury Constant Maturities. For pay credits earned prior to April 1, 2012, the annual interest rate is the greater of 4% and a rate derived from the average discount rates for one-year Treasury Constant Maturities. For 2016, pay credits earned prior to April 1, 2012 received an interest crediting rate of 4% while pay credits earned on or after April 1, 2012 received an interest crediting rate of 0.5%.

Participants elect the time and form of payment of their cash balance account after they separate from service. The normal form of payment depends on a participant’s marital status as of the payment commencement date. If the participant is unmarried, the normal form will be a single life annuity. If the participant is married, the normal form will be a 50% joint and survivor annuity. Subject to spousal consent requirements, participants may elect the following optional forms of payment for their cash balance account:

•	Single life annuity;

•	Optional joint and survivor annuity of any whole percentage between 1% and 100%; and

•	Lump sum.

Messrs. Pearson, Hattem and Healy are each entitled to a frozen cash balance benefit under the Retirement Plan. Messrs. Pearson and Hattem are currently eligible for early retirement under the plan.

Note that, for certain grandfathered participants, the Retirement Plan provides benefits under a traditional defined benefit formula based on final average pay, estimated Social Security benefits and years of service. None of the Named Executive Officers are grandfathered participants.

The Excess Plan

The purpose of the Excess Plan, which was frozen as of December 31, 2013 was to allow eligible employees to earn retirement benefits in excess of those permitted under the Retirement Plan. Specifically, the Retirement Plan is subject to rules under the Code that cap both the amount of eligible earnings that may be taken into account for determining benefits under the Retirement Plan and the amount of benefits that the Retirement Plan may pay annually. Prior to the freeze of the Retirement Plan, the Excess Plan permitted participants to accrue and be paid benefits that they would have earned and been paid under the Retirement Plan but for these limits. The Excess Plan is an unfunded plan and no assets are actually set aside in participants’ names.

The Excess Plan was amended effective September 1, 2008 to comply with the provisions of Code Section 409A. Pursuant to the amendment, a participant’s Excess Plan benefits vested after 2005 will generally be paid in a lump sum on the first day of the month following the month in which separation from service occurs, provided that payment will be delayed six months for “specified employees” (generally, the fifty most highly-compensated officers of AXA), unless the participant made a special one-time election with respect to the time and form of payment of those benefits by November 14, 2008. None of Messrs. Pearson, Hattem and Healy made a special election. The time and form of payment of Excess Plan benefits that vested prior to 2005 is the same as the time and form of payment of the participant’s Retirement Plan benefits.

The ESB Plan

The ESB Plan offers financial protection to a participant’s family in the case of his or her death. Eligible employees may choose up to four levels of coverage and the form of benefit to be paid at each level. Each level provides a benefit equal to one times the participant’s eligible compensation (generally, base salary plus the higher of: (a) most recent short-term incentive compensation award and (b) the average of the three highest short-term incentive compensation awards), subject to an overall $25 million cap. Each level offers different coverage choices. Generally, the participant can choose between a life insurance death benefit and a deferred compensation benefit payable upon death at each level. Participants are not required to contribute to the cost of Level 1 or Level 2 coverage but are required to contribute annually to the cost of any options elected under Levels 3 and 4 until age 65.

Level 1 coverage continues after retirement until the participant attains age 65. Levels 2, 3 and 4 coverage continue after retirement until the participant’s death, provided that, for Levels 3 and 4 coverage, all required participant contributions are made.

Level 1

A participant can choose between the following two options at Level 1:

Lump Sum Option—Under the Lump Sum Option, a life insurance policy is purchased on the participant’s life. At the death of the participant, the participant’s beneficiary receives a tax-free lump sum death benefit from the policy. The participant is taxed annually on the value of the life insurance coverage provided.

Survivor Income Option—Upon the participant’s death, the Survivor Income Option provides the participant’s beneficiary with 15 annual payments approximating the value of the Lump Sum Option or a payment equal to the amount of the lump sum. The payments will be taxable but the participant is not subject to annual taxation.

Level 2

At Level 2, a participant can choose among the Lump Sum Option and Survivor Income Option, described above, and the following option:

Surviving Spouse Benefit Option—The Surviving Spouse Benefit Option provides the participant’s spouse with monthly income equal to about 25% of the participant’s monthly compensation (with an offset for social security). The payments are taxable but there is no annual taxation to the participant. The duration of the monthly income depends on the participant’s years of service (with a minimum duration of 5 years).

Levels 3 and 4

At Levels 3 and 4, a participant can choose among the Lump Sum Option and Survivor Income Option, described above and the following option:

Surviving Spouse Income Addition Option—The Surviving Spouse Income Addition Option provides monthly income to the participant’s spouse for life equal to 10% of the participant’s monthly compensation. The payments are taxable but there is no annual taxation to the participant.

NON-QUALIFIED DEFERRED COMPENSATION TABLE AS OF DECEMBER 31, 2016

The following table provides information on (i) compensation Mr. Hattem has elected to defer and (ii) the excess 401(k) contributions received by the Named Executive Officers.

Name		Executive Contributions in Last FY($)	Registrant Contributions in Last FY(1)($)	Aggregate Earnings in Last FY(2) ($)		Aggregate Withdrawals/ Distributions($)	Aggregated Balance at Last FYE(3) ($)
Pearson, Mark	The Post-2004 Variable Deferred Compensation Plan		$332,464		$51,280		$1,061,076
Malmström, Anders	The Post-2004 Variable Deferred Compensation Plan		$133,323		$25,925		$265,892
Winikoff, Brian	The Post-2004 Variable Deferred Compensation Plan		$6,795	$			$6,795
Hattem, Dave	The Post-2004 Variable Deferred Compensation Plan		$114,487		$45,152	$92,784	$655,600
	The Variable Deferred Compensation Plan		$98,658	$			$1,185,622
Healy, Michael	The Post-2004 Variable Deferred Compensation Plan		$53,309		$13,690		$169,945
Ritchey, Sharon	The Post-2004 Variable Deferred Compensation Plan		$98,339		$10,530		$233,550
Brown, Priscilla	The Post-2004 Variable Deferred Compensation Plan		$77,529		$7,979		$166,851

(1)	The amounts reported in this column are also reported in the “All Other Compensation” column of the 2016 Summary Compensation Table above.
(2)	The amounts reported in this column are not reported in the 2016 Summary Compensation Table.
(3)	The amounts in this column that were previously reported as compensation in the Summary Compensation Table included in AXA Equitable Life’s Forms 10-K for the years ended December 31, 2015 and December 31, 2014 are:

Mr. Pearson	$684,517
Mr. Malmström	$109,323
Mr. Hattem	$225,378

The Post-2004 Plan

The above table reflects the excess 401(k) contributions made by AXA Equitable Life to the eligible Named Executive Officers under the Post-2004 Plan as well as amounts deferred by Mr. Hattem under the plan.

The Post-2004 Plan allows eligible employees to defer the receipt of up to 25% of their base salary and short-term incentive compensation. Deferrals are credited to a bookkeeping account in the participant’s name on the first day of the month following the month in which the compensation otherwise would have been paid to him or her. The account is used solely for record keeping purposes and no assets are actually placed into any account in the participant’s name.

Account balances in the Post-2004 Plan are credited with gains and losses as if invested in the available earnings crediting options chosen by the participant. The Post-2004 Plan currently offers a variety of earnings crediting options which are among those offered by the AXA Premier VIP Trust and EQAT.

Each year, participants in the Post-2004 Plan can elect to make deferrals into an account they have already established under the plan or they may open a new account, provided that they may not allocate any new deferrals into an account if they are scheduled to receive payments from the account in the next calendar year. When participants establish an account, they must elect the form and timing of payments for that account. They may receive payments of their account balance in a lump sum or in any combination of lump sum and/or annual installments paid over consecutive years. They may elect to commence payments from an account in July or December of any year after the year following the deferral election provided that payments must commence by the first July or December following age 71.

In addition, AXA Equitable Life provides excess 401(k) contributions in the Post-2004 Plan for participants in the 401(k) Plan with eligible compensation in excess of the qualified plan compensation limit. These contributions are equal to 10% of the participant’s (i) eligible compensation in excess of the qualified plan compensation limit ($265,000 in 2015 and 2016) and (ii) voluntary deferrals to the Post-2004 Plan for the applicable year.

The Variable Deferred Compensation Plan for Executives (the “VDCP”)

The above table also reflects amounts deferred by Mr. Hattem under the VDCP. Under the VDCP, eligible employees were permitted to defer the receipt of up to 25% of their base salary and short-term incentive compensation. Deferrals were credited to a bookkeeping account in the participant’s name on the first day of the month following the month in which the compensation otherwise would have been paid to him or her. The account is used solely for record keeping purposes and no assets are actually placed into any account in the participant’s name. The VDCP was frozen as of December 31, 2004 so that no amounts earned or vested after 2004 can be deferred under the VDCP.

Account balances in the VDCP that are attributable to deferrals of base salary and short-term incentive compensation are credited with gains and losses as if invested in the available earnings crediting options chosen by the participant. The VDCP currently offers a variety of earnings crediting options which are among those offered by the AXA Premier VIP Trust and EQAT.

Participants in the VDCP could elect to credit their deferrals to in-service or retirement distribution accounts. For retirement accounts, payments may be received in any combination of a lump sum and/or annual installments paid in consecutive years. Payments may begin in any January or July following the participant’s termination date, but they must begin by either the first January or the first July following the later of: (a) the participant’s attainment of age 65 and (b) the date that is thirteen months following the participant’s termination date. For in-service accounts, payments are made to the participant in December of the year elected by the participant in a lump sum or in up to five annual installments over consecutive years.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The table below and the accompanying text present the hypothetical payments and benefits that would have been payable if the Named Executive Officers other than Mses. Ritchey and Brown terminated employment, or a change-in-control of AXA Financial occurred, on December 31, 2016 (the “Trigger Date”) and uses the closing price of the AXA ordinary share on December 30, 2016, converted to U.S. dollars where applicable. Since Mses. Ritchey and Brown actually terminated employment with AXA Equitable Life in 2016, only the terms of their actual separation agreements are discussed.

Except for Mses. Ritchey and Brown, the payments and benefits described below are hypothetical only, as no such payments or benefits have been paid or made available. Hypothetical payments or benefits that would be due under arrangements that are generally available on the same terms to all salaried employees are not described.

The Named Executive Officers (other than Mses. Ritchey and Brown) would have been entitled to the following payments and benefits if they retired on the Trigger Date. For this purpose, “retirement” means termination of service on or after the normal retirement date or any early retirement date under the Retirement Plan. Note that the only Named Executive Officers eligible to retire on the Trigger Date were Messrs. Pearson and Hattem.

Short-Term Incentive Compensation: The executives would have received short-term incentive compensation awards for 2016 under the Retiree Short-Term Incentive Compensation Program in the following amounts:

Mr. Pearson	$2,128,400
Mr. Hattem	$650,000

Stock Options: All AXA stock options granted to the executives would have continued to vest and be exercisable until their expiration date, except in the case of misconduct (for which the options would be forfeited). The value of the stock options that would have vested after 2016 for each of Messrs. Pearson and Hattem are:

Mr. Pearson	$1,849,639
Mr. Hattem	$509,813

Performance Shares: The executives would have been treated as if they continued in the employ of the company until the end of the vesting period for purposes of their AXA performance share awards. Accordingly, they would have received performance share plan payouts at the same time and in the same amounts as they would have received such payouts if they had not retired. The estimated values of those payouts assuming target performance are:

Mr. Pearson	$6,880,126
Mr. Hattem	$1,975,581

Retirement Benefits: The executives would have been entitled to the benefits described in the pension and nonqualified deferred compensation tables above.

Medical Benefits: The executives would have been entitled to access to retiree medical coverage without any company subsidy.

ESB Plan: The executives would have been entitled to continuation of their participation in the ESB Plan described above.

Voluntary Termination Other Than Retirement

Messrs. Healy and Malmström

If Messrs. Healy and Malmström had voluntarily terminated employment on the Trigger Date:

Short-Term Incentive Compensation: The executives would not have been entitled to any STIC Program awards for 2016.

Stock Options: All stock options granted to the executives would have been forfeited on the termination date.

Performance Shares: The executives would have forfeited all performance shares on the termination date.

Retirement Benefits: The executives would have been entitled to the benefits described in the pension and nonqualified deferred compensation tables above, except that they would no longer be entitled to any benefits under the ESB Plan.

Mr. Winikoff

If Mr. Winikoff had voluntarily terminated on the Trigger Date for “good reason:”

•	any outstanding RSUs granted to Mr. Winikoff would have immediately vested and been paid out in cash on their otherwise applicable payment dates (estimated value of $2,139,185); and

•	he would have been eligible to receive a payment of $3,200,000 (equal to two times his annual base salary plus his STIC Program award target for 2016). This payment would have been contingent on the execution of a general release and waiver of claims against AXA Equitable Life and affiliates.

For this purpose, “good reason” includes: (a) relocation of his position to a work site that is more than 35 miles away from 1290 Avenue of the Americas, New York City, (b) a material reduction in his compensation (other than in connection with, and substantially proportionate to, reductions by the company of the compensation of other similarly situated senior executives), (c) a material diminution in his duties, authority or responsibilities and (d) a material change in the lines of reporting such that he no longer reports to the company’s President and Chief Executive Officer.

Regardless of whether the voluntary termination was for “good reason,” Mr. Winikoff would have been entitled to the benefits described in the pension and nonqualified deferred compensation tables above, except that he would no longer be entitled to any benefits under the ESB Plan.

Mr. Pearson

If Mr. Pearson had voluntarily terminated on the Trigger Date for “good reason” as described below, he would have been entitled to: (i) severance pay equal to the sum of two years of salary and two times the greatest of: (a) Mr. Pearson’s most recent STIC Program award, (b) the average of Mr. Pearson’s last three STIC Program awards and (c) Mr. Pearson’s target STIC Program award for the year in which termination occurred; (ii) a pro-rated STIC Program award at target for the year of termination; and (iii) a cash payment equal to the additional employer contributions that Mr. Pearson would have received under the 401(k) Plan and its related excess plan for the year of his termination if those plans provided employer contributions on his severance pay and all of his severance pay was paid in that year.

For this purpose, “good reason” includes a material reduction in Mr. Pearson’s duties or authority, the removal of Mr. Pearson from his positions, AXA Equitable Life requiring Mr. Pearson to be based at an office more than 75 miles from New York City, a diminution of Mr. Pearson’s titles, a material failure by the company to comply with the agreement’s compensation provisions, a failure of the company to secure a written assumption of the agreement by any successor company and a change in control of AXA Financial (provided that Mr. Pearson delivers notice of termination within 180 days after the change in control). The severance benefits are contingent upon Mr. Pearson releasing all claims against AXA Equitable Life and its affiliates and his entitlement to severance pay will be discontinued if he provides services for a competitor. Also, in the event of a termination of Mr. Pearson’s employment by AXA Equitable Life without cause or Mr. Pearson’s resignation due to a change in control, Mr. Pearson’s severance benefits will cease after one year if certain performance conditions are not met for each of the two consecutive fiscal years immediately preceding the year of termination.

Mr. Pearson would have received the following amounts if he had voluntarily terminated for good reason on the Trigger Date and released all claims against AXA Equitable Life and its affiliates:

Severance Pay	$7,315,333
Pro-Rated Bonus	$2,128,400
Cash Payment	$731,533

In addition, because Mr. Pearson was eligible to retire on the Trigger Date, he would have been eligible for the retirement benefits described above, regardless of whether he terminated for good reason.

Mr. Hattem

Because Mr. Hattem was eligible to retire on the Trigger Date, he would have been eligible for the retirement benefits described above.

Death

If the Named Executive Officers had terminated employment due to death on the Trigger Date:

Short-Term Incentive Compensation: The Named Executive Officers’ estates would not have been entitled to any STIC Program awards for 2016.

Stock Options: All AXA stock options would have immediately vested and would have continued to be exercisable until the earlier of their expiration date and the six-month anniversary of the date of death. The estimated values of the stock options with accelerated vesting are:

Mr. Pearson	$1,849,639
Mr. Malmstrom	$518,954
Mr. Winikoff	—
Mr. Hattem	$509,813
Mr. Healy	—

Performance Shares: The total number of AXA performance shares granted in 2015 and 2016 and the second half of the performance shares granted in 2014 would have been multiplied by an assumed performance factor of 1.3 and the first half of the performance shares granted in 2014 would have been multiplied by the actual performance factor for that tranche. The performance shares would have been paid in AXA ordinary shares to the executive’s heirs within 90 days following death. The estimated values of those payouts are:

Mr. Pearson	$8,597,281
Mr. Malmstrom	$2,458,469
Mr. Winikoff	—
Mr. Hattem	$2,473,439
Mr. Healy	$1,551,019

Restricted Stock Units: Mr. Winikoff’s RSUs would have immediately vested in full for an estimated value of $2,139,185.

Retirement Benefits: The executives’ heirs would have been entitled to the benefits described in the pension and nonqualified deferred compensation tables above.

Involuntary Termination Without Cause

Named Executive Officers Other than Mr. Pearson

The Named Executive Officers, excluding Mr. Pearson, would have been eligible for severance benefits under the Severance Benefit Plan, as supplemented by the Supplemental Severance Plan (collectively, the “Severance Plan”), if an involuntary termination of employment had occurred on the Trigger Date that satisfied the conditions in the Severance Plan. To receive benefits, the executives would have been required to sign a separation agreement including a release of all claims against AXA Equitable Life and its affiliates and non-solicitation provisions.

The severance benefits would have included:

•	severance pay equal to 52 weeks’ of base salary;

•	additional severance pay equal to the greater of: (i) the most recent STIC Program award paid to the executive, (ii) the average of the three most recent STIC Program awards paid to the executive or (iii) the executive’s target STIC Program award for 2016;

•	a lump sum payment equal to the sum of: (i) the executive’s target STIC Program award for 2016 and (ii) $40,000; and

•	one year’s continued participation in the ESB Plan.

The Named Executive Officers would have had a one-year severance period. If a Named Executive Officer would have been eligible to retire prior to the end of the severance period, all AXA stock options granted to the Named Executive Officer would have continued to vest and be exercisable until their expiration date, except in the case of misconduct (for which the options would be forfeited). Also, the Named Executive Officer would have been treated as if he continued in the employ of AXA Equitable Life until the end of the vesting period for his performance shares.

In addition to the above, Mr. Winikoff would have received the following:

•	the immediately vesting of his outstanding RSUs for an estimated value of $2,139,185 and

•	a payment equal to (i) two times his annual base salary plus his STIC Program award target for 2016, reduced by (ii) any severance pay for which he would otherwise eligible under the Severance Plan or the Supplemental Severance Plan. This payment would be contingent on all other terms and conditions of the Severance Plan and Supplemental Severance Plan, including the execution of a general release and waiver of claims against AXA Equitable Life and affiliates.

The following table lists the payments that the Named Executive Officers would have received if they were involuntarily terminated under the Severance Plan on the Trigger Date as well as the implications for their stock option and performance shares awards:

	Severance Benefits		AXA Equity Grants
Name	Severance	Lump Sum Payment	Stock Options	Performance Shares
Malmström, Anders	$1,595,704	$840,000	Options would continue to vest and be exercisable until the earlier of their expiration date and 30 days after the end of the one-year severance period.	Forfeited

Winikoff, Brian	$3,200,000	$415,000	Options would continue to vest and be exercisable until the earlier of their expiration date and 30 days after the end of the one-year severance period.	Forfeited

Hattem, Dave	$1,347,040	$690,000	Continued vesting in all options and ability to exercise the options through expiration date.	Would receive payouts in the same time and in the same amounts as if he had continued to be employed.

Healy, Michael	$803,836	$390,000	Options would continue to vest and be exercisable until the earlier of their expiration date and 30 days after the end of the one-year severance period.	Forfeited

Mr. Pearson

Under Mr. Pearson’s employment agreement, he waived any right to participate in the Severance Plan. Rather, if Mr. Pearson’s employment had been terminated without “cause” on the Trigger Date, he would have been entitled to the same benefits as termination for good reason as described above, subject to the same conditions. “Cause” is defined in Mr. Pearson’s employment agreement as: (i) willful failure to perform substantially his duties after reasonable notice of his failure, (ii) willful misconduct that is materially injurious to the company, (iii) conviction of, or plea of nolo contedere to, a felony or (iv) willful breach of any written covenant or agreement with the company to not disclose information pertaining to them or to not compete or interfere with the company.

Ms. Ritchey’s Separation Agreement

Ms. Ritchey entered into a separation agreement and general release with AXA Equitable Life pursuant to which she terminated employment on December 30, 2016. Payments related to her separation include:

•	$1,296,509 severance pay under the terms of the Severance Plan;

•	$740,000 lump sum payment under the terms of the Severance Plan; and

•	Additional lump sum payment of $1,285,877.

Ms. Brown’s Separation Agreement

Ms. Brown entered into a separation agreement and general release with AXA Equitable Life pursuant to which she terminated employment on August 31, 2016. Payments related to her separation include:

•	$1,180,821 severance pay under the terms of the Severance Plan;

•	$406,666 lump sum payment under the terms of the Severance Plan; and

•	Additional lump sum payment of $1,180,821.

Change-in-Control

With the exception of Mr. Pearson, none of the Named Executive Officers are entitled to any special benefits upon a change-in-control of AXA Financial other than the benefits provided for all stock options granted under the AXA Stock Option Plan. For those options, if there is a change in control of AXA Financial, all unvested options will become immediately exercisable for their term regardless of the otherwise applicable exercise schedule. The value of the stock options that would have immediately vested for each Named Executive Officer is:

Mr. Pearson	$1,849,639
Mr. Malmström	$518,954
Mr. Winikoff	—
Mr. Hattem	$509,813
Mr. Healy	—

As mentioned above, Mr. Pearson’s employment agreement provides that “good reason” includes Mr. Pearson’s termination of employment in the event of a change in control (provided that Mr. Pearson delivers notice of termination within 180 days after the change in control). Accordingly, Mr. Pearson would have been entitled to the benefits described above for a voluntary termination for good reason, subject to the same conditions. For this purpose, a change in control includes: (a) any person becoming the beneficial owner of more than 50% of the voting stock of AXA Financial, (b) AXA and its affiliates ceasing to control the election of a majority of the AXA Financial Board of Directors and (c) approval by AXA Financial’s stock holders of a reorganization, merger or consolidation or sale of all or substantially all of the assets of AXA Financial unless AXA and its affiliates owned directly or indirectly more than 50% of voting power of the company resulting from such transaction.

2016 DIRECTOR COMPENSATION TABLE

In 2016, the following individuals served as directors of Holdings: Thomas Buberl, the Chief Executive Officer of AXA, and Messrs. Harlin, Pearson and Malmström. Neither Mr. Buberl nor Mr. Harlin were compensated in respect of their services as directors of Holdings. All of the compensation paid to Messrs. Pearson and Malmström is fully reflected in the Summary Compensation Table above.

In 2016, the following individuals served as directors on the boards of each of AXA Financial, AXA Equitable Life and MLOA: Mr. Buberl, Henri De Castries, Denis Duverne, Ramon De Oliveira, Paul Evans, Barbara Fallon-Walsh, Daniel Kaye, Peter Kraus, Kristi Matus, Bertram Scott, Lorie Slutsky and Richard Vaughan. AXA Equitable Life’s Form 10-K for the year ended December 31, 2016 provides information on compensation that was paid to these directors for 2016 services for all three boards of directors.

Following our offering, the directors of Holdings will be the individuals listed above under the heading “Management—Directors.”

Changes to Director Compensation in Connection with the Offering

From and after the offering, we intend to enter into new compensation arrangements with the directors of Holdings, which we expect will consist of a combination of common stock and cash.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of                 , 2018 with respect to the ownership of our common stock by:

•	each person known to own beneficially more than five percent of our common stock, including the selling stockholder;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Percentage computations are based on approximately              shares of our common stock outstanding as of                     , 2018, and              shares outstanding following this offering. The numbers of shares on the following table have not yet been adjusted to reflect our anticipated stock split prior to the consummation of this offering.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise set forth in the footnotes to the table, the address for each listed stockholder is c/o 1290 Avenue of the Americas, New York, New York 10104.

	Shares Beneficially Owned Before the Offering and After the Offering Assuming the Underwriters’ Option is Not Exercised(1)				Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number of Shares Owned	Percent of Class Before the Offering (%)	Shares Offered Hereby	Percent of Class After the Offering (%)	Number	Percent (%)
AXA(2)		100.0
Directors
Thomas Buberl	—	—
George Stansfield	—	—
Mark Pearson	—	—
Gérald Harlin	—	—
Current Officers
Anders Malmström	—	—
Brian Winikoff	—	—
Dave Hattem	—	—
Michael Healy	—	—
Former Officers
Denis Duverne	—	—
Sharon Ritchey	—	—
Priscilla Brown	—	—
All current directors and executive officers as a group ( persons)	—	—

*	Less than one percent.
(1)	The selling stockholder has granted the Underwriters an option to purchase up to an additional shares.
(2)	AXA’s principal place of business is 21-25 avenue Matignon, 75008 Paris, France. A portion of AXA’s shares of common stock listed above are beneficially owned indirectly through AXA’s wholly owned subsidiary, Oudinot Participations, which will be merged with and into AXA prior to the consummation of this offering.

The following tables set forth information as of                     , 2018 regarding the ownership of common stock of AXA and of AB Holding Units and AB Units by each of our directors and executive officers and by all of our directors and executive officers as a group.

AXA Common Stock
Name of Beneficial Owner	Number of Shares Owned	Percent of Class (%)
Directors
Thomas Buberl
Mark Pearson
George Stansfield
Gérald Harlin
Current Officers
Anders Malmström
Brian Winikoff
Dave Hattem
Michael Healy
Former Officers
Denis Duverne
Sharon Ritchey
Priscilla Brown
All current directors and executive officers as a group ( persons)

*	Less than one percent.

AB Holding and AB Units	AllianceBernstein Holding L.P.		AllianceBernstein L.P.
Name of Beneficial Owner	Number of Units Owned	Percent of Class (%)	Number of Units Owned	Percent of Class (%)
Directors
Thomas Buberl
Mark Pearson
George Stansfield
Gérald Harlin
Current Officers
Anders Malmström
Brian Winikoff
Dave Hattem
Michael Healy
Former Officers
Denis Duverne
Sharon Ritchey
Priscilla Brown
All current directors and executive officers as a group ( persons)

*	Less than one percent.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Holdings

Prior to the consummation of this offering, our Board will approve written policies and procedures with respect to the review and approval of certain transactions between us and a “Related Person,” or a “Related Person Transaction,” which we refer to as our “Related Person Transaction Policy.” Pursuant to the terms of the Related Person Transaction Policy, our Board, acting through our Audit Committee, must review and decide whether to approve or ratify any Related Person Transaction. Any potential Related Person Transaction is required to be reported to our legal department, which will then determine whether it should be submitted to our Audit Committee for consideration. The Audit Committee must then review and decide whether to approve any Related Person Transaction.

For the purposes of the Related Person Transaction Policy, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

A “Related Person,” as defined in the Related Person Transaction Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of Holdings or a nominee to become a director of Holdings; any person who is known to be the beneficial owner of more than five percent of our common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

AB

The partnership agreements for each of AB Holding and ABLP expressly permit AXA and its affiliates, which includes Holdings and its subsidiaries (collectively, “AXA Affiliates”), to provide services to AB Holding and ABLP if the terms of the transaction are approved by the General Partner in good faith as being comparable to (or more favorable to each such partnership than) those that would prevail in a transaction with an unaffiliated party. This requirement is conclusively presumed to be satisfied as to any transaction or arrangement that (i) in the reasonable and good faith judgment of the General Partner, meets that unaffiliated party standard, or (ii) has been approved by a majority of those directors of the General Partner who are not also directors, officers or employees of an affiliate of the General Partner.

In practice, ABLP’s management pricing committees review investment advisory agreements with AXA Affiliates, which is the manner in which the General Partner reaches a judgment regarding the appropriateness of the fees. Other transactions with AXA Affiliates are submitted to ABLP’s audit committee for review and approval.

Relationship with AXA Following this Offering

We are a wholly owned subsidiary of AXA, and have been part of AXA’s consolidated business operations, and we will remain a wholly owned subsidiary of AXA until the consummation of this offering. Following this offering, AXA will continue to hold a majority of our outstanding common stock, and as a result AXA will continue to have significant control of our business, including pursuant to the agreements described below. See

“Risk Factors—Risks Relating to Our Controlling Stockholder—Following the completion of this offering, AXA will continue to control us and may have conflicts of interest with other stockholders. Conflicts of interest may arise because affiliates of our controlling stockholder have continuing agreements and business relationships with us.” In addition, we expect that AXA will continue to consolidate our financial results in AXA’s consolidated financial statements.

Shareholder Agreement

We intend to enter into a shareholder agreement (the “Shareholder Agreement”) with AXA prior to the consummation of this offering. The Shareholder Agreement will govern the relationship between AXA and us following this offering, including matters related to our corporate governance, including Board nomination rights and information rights.

Transition Services Agreement

We will enter into a transition services agreement with AXA (the “Transition Services Agreement”) prior to the consummation of this offering. Under the Transition Services Agreement, for a transitional period, AXA will agree to perform, directly or indirectly, a range of administrative and other services that we require in support of our operations. In addition, we will agree to perform, directly or indirectly, a range of administrative and other services in support of AXA. We and AXA will pay each other fees for the services received to be calculated in accordance with the Transition Services Agreement, which fees will vary depending on the nature of the services provided.

Registration Rights Agreement

We intend to enter into a registration rights agreement with AXA (the “Registration Rights Agreement”) prior to the consummation of this offering. The Registration Rights Agreement will provide AXA certain registration rights relating to shares of our common stock held by AXA whereby, at any time following the consummation of this offering and the expiration of any related lock-up period, AXA and its permitted transferees may require us to register under the Securities Act, all or any portion of these shares, a so-called “demand request.” AXA and its permitted transferees will also have “piggyback” registration rights, such that AXA and its permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders.

The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We will also agree to indemnify AXA and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by AXA or any permitted transferee.

Tax Sharing Agreement

We intend to enter into a tax sharing agreement (the “Tax Sharing Agreement”) with AXA prior to the consummation of this offering. The Tax Sharing Agreement will govern the allocation of tax liabilities between AXA and us with respect to the Reorganization and related tax matters.

Transactions with AXA Affiliates

As a wholly owned subsidiary of AXA, historically, we have entered into various transactions with AXA and its subsidiaries in the normal course of business including, among others, service agreements, reinsurance transactions, and lending and other financing arrangements. The transactions described below are between us and affiliates of AXA that are not also subsidiaries of Holdings.

Retirement and Protection

General Service Agreements

Services Received from Affiliates

Affiliate	Services	Amount Paid or Accrued for six months ended June 30, 2017	Amount Paid or Accrued for year ended December 31, 2016	Amount Paid or Accrued for year ended December 31, 2015	Amount Paid or Accrued for year ended December 31, 2014
		(in millions)
AXA Group Solutions Pvt. Ltd. (“AGS”)	AGS provides maintenance and development support for certain applications.	$11.6	$26.8	$9.4	$3.0

GIE Informatique AXA (“GIE”)	GIE provides corporate services, including marketing and branding, finance and control, strategy, business support and development, audit and legal.	$6.9	$12.7	$12.2	$11.4

AXA Business Service Private Ltd. (“ABS”)	ABS provides certain policy administration services, including policy records updates, account maintenance, certain claim review and approval services and employee records updates and reporting services.	$6.5	$14.4	$12.2	$11.1

AXA Global Life (“AGL”)	AGL provides services related to our life business and advice on our strategic initiatives.	$0.7	$1.2	$2.0	$1.1

AXA Investment Managers Inc. (“AXA IM”), AXA Real Estate Investment Managers (“REIM”) and AXA Rosenberg Investment Management LLC (“Rosenberg”)	AXA IM, REIM and Rosenberg provide sub-advisory services to our retail mutual funds and advisory services to certain investments in our General Account.	$1.6	$15	$2	$1.3

AXA Tech SAS (“SAS”)	SAS provides services related to global contracts, security projects and other global internal projects.	$11.9	$19.4	$17.1	$22.1

AXA Tech Morocco (“ATM”)	ATM provides certain finance and accounting services.	$0.1	$0.1	$0.1	—
AXA Tech France (“ATF”)	ATF provides services related to our global intranet application platform and support services as well as security related services.	$0.6	$0.9	$0.5	$0.8

Affiliate	Services	Amount Paid or Accrued for six months ended June 30, 2017	Amount Paid or Accrued for year ended December 31, 2016	Amount Paid or Accrued for year ended December 31, 2015	Amount Paid or Accrued for year ended December 31, 2014
		(in millions)

AXA Tech affiliates in: Switzerland, Germany, UK, Belgium, Med Region	These affiliates provide transversal technology strategy and related services.	$0.2	$0.5	$0.4	$0.6

AXA Tech India (“ATI”)	ATI provides infrastructure monitoring and support, database services and application support.	—	$2.1	$2.2	$2.1

Services Provided to Affiliates

Affiliate	Services	Amount Paid or Accrued for six months ended June 30, 2017	Amount Paid or Accrued for year ended December 31, 2016	Amount Paid or Accrued for year ended December 31, 2015	Amount Paid or Accrued for year ended December 31, 2014
		(in millions)
AXA IM, AXA Liabilities Managers, REIM, AXA Rosenberg Group LLC, AXA Insurance Co and AXA Strategic Ventures Corporation	We provide corporate services, including participation in employee benefit plans, finance and payroll services.	$2.5	$5.2	$3.2	$2.4

GIE	We administer the AXA Intranet site.	$0.4	$2.6	$2.7	$4.7

AXA Japan	We provide mainframe platform services and global e-mail hosting and application support.	—	$5.0	$5.0	$5.5

SAS	We host global security, transversal officers and big data infrastructure.	$2.1	$4.3	$3.1	$4.6

AXA Technology Services Mexico SA	We provide infrastructure hosting and support.	$2.1	$3.4	$4.9	$6.2

AXA	We host the AXA Lab business unit.	$0.6	$1.2	$1.2	$0.3

AGS	We host the AGS business unit.	$0.8	$0.7	—	—
AXA Liabilities Managers	We host AXA Global Network connectivity and disaster recovery platform services.	$0.2	$0.5	$0.5	$0.4

Affiliate	Services	Amount Paid or Accrued for six months ended June 30, 2017	Amount Paid or Accrued for year ended December 31, 2016	Amount Paid or Accrued for year ended December 31, 2015	Amount Paid or Accrued for year ended December 31, 2014
		(in millions)

AXA Tech affiliates in: France, Switzerland, Germany, Belgium, UK, Spain, Colombia, Hong Kong, Italy, Indonesia, Asia, Portugal, Japan, Singapore	We provide Airwatch global platform hosting and support services as well as technology strategy and support.	$2.1	$3.7	$4.3	$3.5

Reinsurance Assumed

AXA Global Life retrocedes a quota share portion of certain life and health risks of various AXA affiliates to AXA Equitable Life and MLOA on a one-year term basis. Also, AXA Japan cedes a portion of its variable deferred annuity business to AXA Equitable Life.

For the six months ended June 30, 2017, the premiums earned from the above transactions totaled $4.8 million. Premiums earned in 2016, 2015 and 2014 were $8.6 million, $8.2 million and $9.6 million, respectively.

For the six months ended June 30, 2017, the claims and expenses paid due to the above transactions totaled $2.1 million. Claims and expenses paid in 2016, 2015 and 2014 were $2.1 million, $2.0 million, and $1.0 million, respectively.

Reinsurance Ceded

AXA Equitable Life has entered into a stop loss reinsurance agreement with AXA Global Life to protect AXA Equitable Life with respect to a deterioration in its claim experience following the occurrence of an extreme mortality event.

AXA Equitable Life has accepted certain retrocession policies through reinsurance agreements with various reinsurers. AXA Equitable Life retrocedes to AXA Global Life the excess of its first retention layer.

Certain of our subsidiaries have entered into a Life Catastrophe Excess of Loss Reinsurance Agreement with a number of subscribing reinsurers, including AXA Global Life. AXA Global Life participates in 5% of the pool, pro-rata, across the upper and lower layers.

For the six months ended June 30, 2017, premiums and expenses paid for the above agreements were $1.8 million. Premiums and expenses paid in 2016, 2015 and 2014 were $3.8 million, $4.4 million, and $0.0 million, respectively.

Loans to Affiliates

In September 2007, AXA issued a $700 million 5.4% Senior Unsecured Note to the Company. The note pays interest semi-annually and was scheduled to mature on September 30, 2012. In March 2011, the maturity date of the note was extended to December 30, 2020 and the interest rate was increased to 5.7%.

In December 2008, AXA issued a $500 million term loan to the Company. This term loan has an interest rate of 5.4% payable semi-annually with a maturity date of December 15, 2020. As of December 31, 2016, there was an outstanding balance of $200 million on this term loan, with a carrying value of $212 million.

In December 2013, Colisée Re issued a $145 million 4.75% Senior Unsecured Note to Holdings. The loan is scheduled to mature on December 19, 2028.

In December 2015, AXA IM Holding US received a $185 million 3 month LIBOR plus 1.5% unsecured loan from AXA Financial. The loan pays interest quarterly and is scheduled to mature on December 10, 2025.

In September 2016, AXA Tech issued a $10 million 2.0% unsecured loan to AXA Technology Services SAS. The loan matured on March 27, 2017.

In June 2016, AXA Tech issued a $2 million 2.0% unsecured loan to AXA Technology Services Mexico SA. The loan matured on June 14, 2017.

In October 2016, AXA Tech issued a $3 million 6.0% unsecured loan to PT AXA Technology Services Asia Indonesia. The loan is scheduled to mature on October 3, 2022.

Loans from Affiliates

In March 2010, AXA Financial issued subordinated notes to AXA Japan in the amount of $770 million. The subordinated notes have a maturity date of March 30, 2020 and a floating interest rate of LIBOR plus 120 basis points, which resets semiannually on March 30 and September 30. The 2016, 2015 and 2014 interest cost related to the subordinated notes totaled approximately $16 million, $12 million and $12 million, respectively.

In January 2016, AXA Financial pre-paid a $177 million term loan from AXA U.K. and $72 million term loan from AXA France. As a result of this pre-payment, AXA Financial incurred a prepayment penalty of $43 million.

In October 2012, AXA Financial issued a note denominated in Euros in the amount of €300 million or $391 million to AXA Belgium. This note had an interest rate of Europe Interbank Offered Rate (“EURIBOR”) plus 115 basis points and a maturity date of October 23, 2017. Concurrently, AXA Financial entered into a swap with AXA covering the exchange rate on both the interest and principal payments related to this note. The interest rate on the swap was 6-month LIBOR plus 147.5 basis points. In October 2017, the note was extended to March 30, 2018. The extended note has a floating interest rate of 1-month EURIBOR plus six basis points with a minimum rate of 0%. Concurrently, AXA Financial entered into a swap with AXA covering the exchange rate on both the interest and principal payments related to the extended note until March 30, 2018. The 2016 and 2015 interest cost related to this note totaled approximately $9 million and $7 million, respectively.

In December 2014, AXA Financial received a $2,727 million, 3-month LIBOR plus 1.06% margin term loan from AXA. The loan has a maturity date of December 18, 2024. In June 2015, AXA Financial repaid $520 million and during 2016 repaid an additional $1,200 million of this loan. The outstanding balance on this loan at June 30, 2017 is $1,007 million. The 2016 and 2015 interest cost related to this loan totaled approximately $23 million and $33 million, respectively.

In December 2015, AXA Financial received a $300 million 1-month LIBOR plus 0.6% unsecured loan from AXA. The Company repaid this loan on June 30, 2016.

In 2015, Holdings received a $366 million 3-month LIBOR plus 1.44% loan from AXA. The loan has a maturity date of October 8, 2022. The 2016 and 2015 interest cost related to this loan totaled approximately $8 million and $2 million, respectively.

In 2013, Holdings received $242 million and $145 million 4.75% loans from Coliseum Re. The loans each have a maturity date in December 2028. The 2016, 2015 and 2014 interest cost related to both loans from Coliseum Re totaled approximately $18 million for all three years.

In 2017, Holdings repaid a $56 million 1.39% loan from AXA CS originally made in 2015. The 2016 interest cost related to the loan was $1 million. In 2017, Holdings received a $100 million and $9 million loan from AXA CS. The loans have interest rate of 1.86% and 1.76%, respectively, and a maturity date of February 5, 2018.

In 2016, AXA Tech repaid a $4 million 12-month LIBOR plus 0.50% loan from SAS.

Guarantees

AXA Financial paid fees to AXA for certain guarantees related to our employee benefit plans which were terminated in May 2016. For the years ended December 31, 2016, 2015 and 2014, fees associated with these guarantees were $0.4 million, $1.2 million and $1.1 million, respectively.

We pay fees to AXA for its guarantee of our borrowing under certain third-party credit facilities. For the years ended December 31, 2016, 2015 and 2014, fees associated with these guarantees were $7.9 million, $8.0 million and $7.2 million, respectively. For the six months ended June 30, 2017, the fees were $4.0 million.

Other Transactions

In 2016, AXA Equitable Life and Saum Sing LLC (“Saum Sing”), formed Broad Vista Partners LLC (“Broad Vista”), of which AXA Equitable Life owns 70% and Saum Sing owns 30%. On June 30, 2016, Broad Vista entered into a real estate joint venture with a third party and AXA Equitable Life invested approximately $25 million.

AXA RE Arizona currently benefits from a $1.5 billion revolving credit facility with AXA that is scheduled to terminate in November 2019. For the years ended December 31, 2016, 2015 and 2014, fees associated with this facility were $4.6 million, $4.6 million and $4.6 million, respectively. For the six months ended June 30, 2017, fees associated with this facility were $0.5 million.

Pursuant to a sub-licensing agreement with AXA, we may use the “AXA” trademarks as an umbrella brand, as part of the name of our companies or investment funds managed by us and other specified purposes. For the years ended December 31, 2016, 2015 and 2014, fees associated with this agreement totaled $2.3 million, $0.9 million and $1.1 million, respectively. For the six months ended June 30, 2017, fees were $1.1 million. We plan to amend this sub-licensing agreement in connection with this offering.

Investment Management and Research

We pay fees for certain services, including data processing, support for certain investment operations functions, maintenance and development support for applications, portfolio-related services and cooperative technology development and procurement services for our Investment Management and Research business to the following related parties, each of whom is an affiliate of AXA:

Name of Related Party	Amount Paid or Accrued for the Six Months Ended June 30, 2017	Amount Paid or Accrued for the Year Ended December 31, 2016	Amount Paid or Accrued for the Year Ended December 31, 2015	Amount Paid or Accrued for the Year Ended December 31, 2014
	(in millions)
AXA Business Service Private Ltd.	$2.8	$5.5	$5.5	$4.8
AXA Technology Services India Pvt. Ltd.	$(0.2)	$5.3	$4.6	$3.6
AXA Solutions Pvt. Ltd. (“AXA Solutions”)	$1.4	$1.1	$2.8	$5.3
AXA Wealth	$0.5	$0.9	$1.0	$1.9
GIE	$0.3	$0.4	$0.5	$1.0

We provide investment management, distribution and stockholder servicing related services to the following related parties, each of whom is an affiliate of AXA:

Name of Related Party	Amount Received or Accrued for the Six Months Ended June 30, 2017	Amount Received or Accrued for the Year Ended December 31, 2016	Amount Received or Accrued for the Year Ended December 31, 2015	Amount Received or Accrued for the Year Ended December 31, 2014
	(in millions)
AXA Life Japan Limited	$6.5	$14.8	$16.5	$18.7
AXA Switzerland Life	$4.7	$9.6	$10.7	$5.7
AXA U.K. Pensions Scheme	$4.4	$7.6	$8.3	$4.0
AXA France	$3.9	$6.9	$5.7	$4.2
AXA Hong Kong Life	$0.5	$6.7	$5.8	$5.0
AXA Germany	$2.0	$3.0	$1.7	$1.2
AXA Belgium	$1.3	$2.2	$2.8	$2.3
AXA Switzerland Property & Casualty	$0.4	$1.3	$0.9	$0.4
AXA Mediterranean Holding S.A.U.	$0.4	$0.8	$0.5	$0.5
AIM Deutschland GmbH	$0.0	$0.5	$0.4	$0.2
AXA Investment Managers, Ltd. Paris	$0.0	$0.4	$0.6	$0.9
AXA General Insurance Hong Kong Ltd.	$0.1	$0.3	$0.7	$0.6
AXA Investment Managers Ltd.	$0.1	$0.2	$0.1	$0.1
AXA Insurance Company	$0.1	$0.1	$0.1	$0.2
AXA Life Singapore	$0.1	$0.1	$0.1	$0.0
Coliseum Reinsurance	$0.0	$0.1	$0.1	$0.1

In addition, we make commission and distribution payments to AXA affiliates who distribute our sponsored mutual funds. For the years ended 2016, 2015 and 2014, these payments totaled $11.8 million, $10.9 million and $10.6 million, respectively. For the six months ended June 30, 2017, these payments totaled $7.4 million.

Reorganization and Recapitalization

For a discussion of certain reorganization and recapitalization transactions that AXA and its affiliates and we have entered into or will enter into in connection with this offering, see “The Reorganization Transactions” and “Recapitalization.”

Director Indemnification Agreements

Prior to the consummation of this offering, we will enter into indemnification agreements with our directors. The indemnification agreements will provide the directors with contractual rights to indemnification and expense rights. See “Description of Capital Stock—Limitations on Liability and Indemnification.”

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary of the material terms of our amended and restated certificate of incorporation and amended and restated by-laws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. This description assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated by-laws, which will take effect prior to the consummation of this offering.

General

Our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of undesignated preferred stock, par value $0.01 per share. Upon the closing of this offering, there will be              shares of our common stock issued and outstanding.

Common Stock

Holders of common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that our Board may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Before the date of this prospectus, there has been no public market for our common stock.

As of             , 2018, we had              shares of common stock outstanding and             holders of record of common stock. The number of shares has not yet been adjusted to reflect our anticipated stock split prior to the consummation of this offering.

Preferred Stock

Under our amended and restated certificate of incorporation, our Board will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon the completion of this offering, no shares of our authorized preferred stock will be outstanding. Because the Board will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Annual Stockholders Meeting

Our amended and restated by-laws will provide that annual stockholders meetings will be held at a date, time and place, if any, as exclusively selected by our Board. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Voting

The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote on the election of directors will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated by-laws, a different vote is required, in which case such provision will control.

Board Designation Rights

Pursuant to the Shareholder Agreement, AXA will have specified board designation and other rights following this offering. See “Certain Relationships and Related Party Transactions—Relationship with AXA Following this Offering—Shareholder Agreement.”

Removal of Directors

Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the outstanding shares of common stock then entitled to vote at an election of directors. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director, or, as long as AXA beneficially owns at least 50% of our common stock, by a majority of stockholders.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board, which could result in an improvement of their terms.

Authorized but Unissued Shares of Common Stock. Following the completion of this offering, our shares of authorized and unissued common stock will be available for future issuance without additional stockholders approval. While our authorized and unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board in opposing a hostile takeover bid.

Authorized but Unissued Shares of Preferred Stock. Under our amended and restated certificate of incorporation, our Board will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by the Chairman of our Board or by a resolution adopted by a majority of our Board. Special meetings may also be called by our corporate secretary at the request of the holders of at least a majority of the outstanding shares of our common stock until AXA ceases to own at least 50% of the outstanding shares of our common stock. Thereafter, the stockholder will not be permitted to call a special meeting of stockholders.

Stockholders Advance Notice Procedure. Our amended and restated by-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated by-laws will provide that any stockholders wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our corporate secretary (x) not less than 90 days nor more than 120 days prior to the meeting or (y) no later than the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.

No Stockholders Action by Written Consent. Our amended and restated certificate of incorporation will provide that stockholders action may be taken only at an annual meeting or special meeting of stockholders, provided that stockholders action may be taken by written consent in lieu of a meeting until AXA ceases to own at least 50% of the outstanding shares of our common stock.

Amendments to Certificate of Incorporation and By-laws. Our amended and restated certificate of incorporation will provide that our amended and restated certificate of incorporation may be amended by both the affirmative vote of a majority of our Board and the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders; provided that, at any time when AXA owns less than 50% of the outstanding shares of our common stock, specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including the provisions governing:

•	liability and indemnification of directors;

•	corporate opportunities;

•	elimination of stockholders action by written consent if AXA ceases to own at least 50% of the outstanding shares of our common stock;

•	prohibition on the rights of stockholders to call a special meeting if AXA ceases to own at least 50% of the outstanding shares of our common stock; and

•	required approval of the holders of at least 66 2⁄3% of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation if AXA ceases to own at least 50% of the outstanding shares of our common stock.

In addition, our amended and restated by-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the Board, or by the affirmative vote of the holders of (x) as long as AXA owns at least 50% of the outstanding shares of our common stock, at least a majority and (y) thereafter, at least 66 2⁄3%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated by-laws that may have an anti-takeover effect.

Delaware Anti-Takeover Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or subsidiary with an interested stockholder including a person or group who beneficially owns 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Section 203 permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203. Our amended and restated certificate of incorporation will provide that we have elected not to be subject to Section 203 of the DGCL for so long as AXA owns, directly or indirectly, at least five percent of the outstanding shares of our common stock. From and after the date that AXA ceases to own, directly or indirectly, at least five percent of the outstanding shares of our common stock, we will be governed by Section 203.

Insurance Regulations. The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination or other strategic transaction involving us. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if the Board decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries. See “Business—Regulation—Insurance Regulation.”

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation will contain provisions relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. In addition, your investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Our amended and restated certificate of incorporation and our amended and restated by-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our Board. Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.

Prior to the consummation of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to AXA or any of its officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither AXA nor any of its officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer of Holdings, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Holdings. To the fullest extent permitted by law, by becoming a stockholder in our company, stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware will, to the fullest extent provided by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim against us arising under the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our amended and restated

by-laws) or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. To the fullest extent permitted by law, by becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Market Listing

We intend to apply to have our common stock approved for listing on                 under the symbol “            ”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                     .

SHARES AVAILABLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this offering,                  shares of our common stock will be outstanding. Of these shares,                  shares sold in this offering (or                  shares if the underwriters exercise their option to purchase additional shares of common stock from the selling stockholder in full) will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares of our common stock (or                  shares if the underwriters exercise their option to purchase additional shares of common stock from the selling stockholder in full) that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Stock Options

Upon the completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plans and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will, subject to a 180-day lock-up period, also be freely tradable under the Securities Act unless purchased by our affiliates. A total of                  shares of common stock will be available for grants of additional equity awards under stock incentive plans to be adopted prior to the consummation of this offering.

Lock-up Agreements

Upon the completion of the offering, the selling stockholder and our directors and executive officers will have signed lock-up agreements, under which they will agree not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of                  for a period of 180 days after the date of this prospectus. These agreements are described below under “Underwriting.”

Registration Rights Agreement

AXA will have the right to require us to register its shares of common stock for resale. See “Certain Relationships and Related Party Transactions—Relationship with AXA Following this Offering—Registration Rights Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (or shares if the underwriters exercise their option to purchase additional shares of common stock from the selling stockholder in full); and

•	the average reported weekly trading volume of our common stock on during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase such common stock pursuant to this offering and hold such common stock as a capital asset. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift, Medicare contribution or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business in the United States; or

•	a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) with respect to a share of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such share of our common stock, and then as capital gain (which will be treated in the manner described below under “—Sale, Exchange or Other Disposition of Common Stock”). Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Each Non-U.S. Holder should consult its own tax advisor regarding U.S. federal withholding tax on distributions, including such Non-U.S. Holder’s eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

(i)	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);

(ii)	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

(iii)	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we presently are not, and we do not presently anticipate that we will become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock and (ii) on or after January 1, 2019, gross proceeds from the sale or other disposition of our common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States (an “FFI Agreement”) or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”) to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity). If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such payments generally will be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or of a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling stockholder has agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ purchase option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares of common stock made outside the United States may be made by affiliates of the underwriters.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholder	$	$	$

Proceeds, before expenses, to selling stockholder	$	$	$

The estimated offering expenses payable in connection with the offering, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on             under the trading symbol “            ”.

We, the selling stockholder and all of our directors and executive officers have agreed that, without the prior written consent of                  on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The lock-up agreements will be subject to specified exceptions.

                 may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between the selling stockholder and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered hereby will be passed upon for us by Debevoise & Plimpton LLP, New York, New York and will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past provided, and continues to provide, legal services to AXA and to the independent directors or trustees of certain registered investment companies advised by AB.

EXPERTS

The financial statements as of December 31, 2016 and December 31, 2015 and for each of the three years in the period ended December 31, 2016 included in this prospectus, and the financial statement schedules included in the registration statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

As summarized under “Business—Segment Information—Individual Retirement—Supplemental Information on Our In-Force Variable Annuity Business,”                  has performed a review of the information presented therein. The information appearing in this prospectus under “Business—Segment Information—Individual Retirement—Supplemental Information on Our In-Force Variable Annuity Business” has been so included in reliance on                  as experts in actuarial and related services.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, of which this prospectus forms a part, with respect to the shares of our common stock being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock being sold in this offering, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. Copies of the registration statement, including the exhibits and schedules thereto, are also available at your request, without charge, from:

AXA Equitable Holdings, Inc.

1290 Avenue of the Americas

New York, New York 10104

Attention: Head of Investor Relations

We will be subject to the informational requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. You will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website (www.axa.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. None of the information contained on, or that may be accessed through our websites or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

GLOSSARY

Glossary of Selected Financial Terms

Account value (“AV”)	Generally equals the policy account value of our retirement and protection products. Reflects the amount of policyholder equity that has accumulated within retirement, variable annuity and universal life products and equals cumulative gross deposits or premiums plus accrued credited interest less withdrawals and various charges.

Alternative investments	Investments in real estate and real estate joint ventures and other limited partnerships.

Assets under administration (“AUA”)	Includes non-insurance client assets that are invested in our savings and investment products or serviced by our AXA Advisors platform. We provide administrative services for these assets and generally record the revenues received as distribution fees.

Annualized Premium	100% of first year recurring premiums (up to target) and 10% of excess first year premiums or first year premiums from single premium products.

Assets under management (“AUM”)	Investment assets that are managed by one of our subsidiaries and includes: (i) assets managed by AB, (ii) the assets in our GAIA portfolio and (iii) the Separate Account assets of our retirement and protection businesses. Total AUM reflects exclusions between segments to avoid double counting.

Combined RBC Ratio	Calculated as the overall aggregate RBC ratio for the Company’s insurance subsidiaries including capital held for its life insurance and variable annuity liabilities and non-variable annuity insurance liabilities.

Conditional tail expectation (“CTE”)	Calculated as the average amount of total assets required to satisfy obligations over the life of the contract or policy in the worst [x]% of scenarios. Represented as CTE (100 less x). Example: CTE95 represents the worst five percent of scenarios.

Deferred acquisition cost (“DAC”)	Represents the incremental costs related directly to the successful acquisition of new and certain renewal insurance policies and annuity contracts and which have been deferred on the balance sheet as an asset.

Deferred sales inducements (“DSI”)	Represent amounts that are credited to a policyholder’s account balance that are higher than the expected crediting rates on similar contracts without such an inducement and that are an incentive to purchase a contract and also meet the accounting criteria to be deferred as an asset that is amortized over the life of the contract.

Dividends Received Deduction (“DRD”)	A tax deduction under U.S. federal income tax law received by a corporation on the dividends it receives from other corporations in which it has an ownership stake.

ETF	Exchange traded fund.

FYP	First year premium and deposits.

Gross Premiums	FYP and Renewal premium and deposits.

Invested assets	Includes fixed maturity securities, equity securities, mortgage loans, policy loans, alternative investments and short-term investments.

P&C	Property and casualty.

Premium and deposits	Amounts a policyholder agrees to pay for an insurance policy or annuity contract that may be paid in one or a series of payments as defined by the terms of the policy or contract.

Reinsurance	Insurance policies purchased by insurers to limit the total loss they would experience from an insurance claim.

Renewal premium and deposits	Premiums and deposits after the first twelve months of the policy or contract.

Risk-based capital (“RBC”)	Rules to determine insurance company statutory capital requirements. It is based on rules published by the National Association of Insurance Commissioners (“NAIC”).

Value of business acquired (“VOBA”)	Present value of estimated future gross profits from in-force policies of acquired businesses.

Glossary of Product Terms

401(k)	A tax-deferred retirement savings plan sponsored by an employer. 401(k) refers to the section of the Internal Revenue Code of 1986, as amended (the “Code”) pursuant to which these plans are established.

403(b)	A tax-deferred retirement savings plan available to certain employees of public schools and certain tax-exempt organizations. 403(b) refers to the section of the Code pursuant to which these plans are established.

457(b)	A deferred compensation plan that is available to governmental and certain non-governmental employers. 457(b) refers to the section of the Code pursuant to which these plans are established.

Accumulation phase	The phase of a variable annuity contract during which assets accumulate based on the policyholder’s lump sum or periodic deposits and reinvested interest, capital gains and dividends that are generally tax-deferred.

Affluent	Refers to individuals with $250,000 to $999,999 of investable assets.

Annuitant	The person who receives annuity payments or the person whose life expectancy determines the amount of variable annuity payments upon annuitization of an annuity to be paid for life.

Annuitization	The process of converting an annuity investment into a series of periodic income payments, generally for life.

Benefit base	A notional amount (not actual cash value) used to calculate the owner’s guaranteed benefits within an annuity contract. The death benefit and living benefit within the same contract may not have the same benefit base.

Cash surrender value	The amount an insurance company pays (minus any surrender charge) to the policyholder when the contract or policy is voluntarily terminated prematurely.

Deferred annuity	An annuity purchased with premiums paid either over a period of years or as a lump sum, for which savings accumulate prior to annuitization or surrender, and upon annuitization, such savings are exchanged for either a future lump sum or periodic payments for a specified length of time or for a lifetime.

Dollar-for-dollar withdrawal	A method of calculating the reduction of a variable annuity benefit base after a withdrawal in which the benefit is reduced by one dollar for every dollar withdrawn.

Fixed annuity	An annuity that guarantees a set annual rate of return with interest at rates we determine, subject to specified minimums. Credited interest rates are guaranteed not to change for certain limited periods of time.

Fixed Rate GMxB	Guarantees on our individual variable annuity products that are based on a rate that is fixed at issue.

Floating Rate GMxB	Guarantees on our individual variable annuity products that are based on a rate that varies with a specified index rate, subject to a cap and floor.

Future policy benefits

Future policy benefits for the annuities business are comprised mainly of liabilities for life-contingent income annuities, and liabilities for the variable annuity guaranteed minimum benefits accounted for as insurance.

Future policy benefits for the life business are comprised mainly of liabilities for traditional life and certain liabilities for universal and variable life insurance contracts (other than the policyholder account balance).

General Account Investment Assets (“GAIA”)	Means the invested assets held in the General Account.

General Account	Means the assets held in the general accounts of our insurance companies as well as assets held in our separate accounts on which we bear the investment risk.

GMxB	A general reference to all forms of variable annuity guaranteed benefits, including guaranteed minimum living benefits, or GMLBs (such as GMIBs, GMWBs and GMABs), and guaranteed minimum death benefits, or GMDBs (inclusive of return of premium death benefit guarantees).

Guaranteed income benefit (“GIB”)	An optional benefit which provides the policyholder with a guaranteed lifetime annuity based on predetermined annuity purchase rates applied to a GIB benefit base, with annuitization automatically triggered if and when the contract AV falls to zero.

Guaranteed minimum accumulation benefits (“GMAB”)	An optional benefit (available for an additional cost) which entitles an annuitant to a minimum payment, typically in lump-sum, after a set period of time, typically referred to as the accumulation period. The minimum payment is based on the benefit base, which could be greater than the underlying AV.

Guaranteed minimum death benefits (“GMDB”)	An optional benefit (available for an additional cost) that guarantees an annuitant’s beneficiaries are entitled to a minimum payment based on the benefit base, which could be greater than the underlying AV, upon the death of the annuitant.

Guaranteed minimum income benefits (“GMIB”)	An optional benefit (available for an additional cost) where an annuitant is entitled to annuitize the policy and receive a minimum payment stream based on the benefit base, which could be greater than the underlying AV.

Guaranteed minimum living benefits (“GMLB”)	A reference to all forms of guaranteed minimum living benefits, including GMIBs, GMWBs and GMABs (does not include GMDBs).

Guaranteed minimum withdrawal benefit riders (“GMLB Riders”)	Changes in the carrying value of GMLB liabilities, related hedges and reinsurance; the fees earned directly from the GMLB liabilities; and related DAC offsets.

Guaranteed minimum withdrawal benefits (“GMWB”)	An optional benefit (available for an additional cost) where an annuitant is entitled to withdraw a maximum amount of their benefit base each year, for which cumulative payments to the annuitant could be greater than the underlying AV.

Guaranteed Universal Life (“GUL”)	A universal life insurance offering with a lifetime no lapse guarantee rider, otherwise known as a guaranteed UL policy. With a GUL policy, the premiums are guaranteed to last the life of the policy.

Guaranteed withdrawal benefit for life (“GWBL”)	An optional benefit (available for an additional cost) where an annuitant is entitled to withdraw a maximum amount of their benefit base each year, for the duration of the policyholder’s life, regardless of account performance.

High net worth	Refers to individuals with $1,000,000 or more of investable assets.

Index-linked annuities	An annuity that provides for asset accumulation and asset distribution needs with an ability to share in the upside from certain financial markets such as equity indices, or an interest rate benchmark. With an index-linked annuity, the policyholder’s AV can grow or decline due to various external financial market indices performance.

Indexed Universal Life (“IUL”)	A permanent life insurance offering built on a universal life insurance framework that uses an equity-linked approach for generating policy investment returns.

Living benefits	Optional benefits (available at an additional cost) that guarantee that the policyholder will get back at least his original investment when the money is withdrawn.

Mortality and expense risk fee (“M&E fee”)	A fee charged by insurance companies to compensate for the risk they take by issuing life insurance and variable annuity contracts.

Net flows

Net change in customer account balances in a period including, but not limited to, gross premiums, surrenders, withdrawals and benefits. It excludes investment performance, interest credited to customer accounts and policy charges.

Net long-term flows	Net change of assets under management in a period which includes new sales net of redemptions of mutual funds and terminations of separately managed accounts and cash flow which includes both cash invested or withdrawn from existing clients. In addition, cash flow includes fees received from certain clients. It excludes the impact of the markets.

Period certain annuity	Type of annuity that guarantees payment to the annuitant for a specified time period and to the beneficiary if the annuitant dies before the period ends.

Policyholder account balances

Annuities. Policyholder account balances are held for fixed deferred annuities, the fixed account portion of variable annuities and non-life contingent income annuities. Interest is credited to the policyholder’s account at interest rates we determine which are influenced by current market rates, subject to specified minimums.

Life Insurance Policies. Policyholder account balances are held for retained asset accounts, universal life policies and the fixed account of universal variable life insurance policies. Interest is credited to the policyholder’s account at interest rates we determine which are influenced by current market rates, subject to specified minimums.

Return of premium (“ROP”) death benefit	This death benefit pays the greater of the account value at the time of a claim following the owner’s death or the total contributions to the contract (subject to adjustment for withdrawals). The charge for this benefit is usually included in the M&E fee that is deducted daily from the net assets in each variable investment option. We also refer to this death benefit as the Return of Principal death benefit.

Rider	An optional feature or benefit that a policyholder can purchase at an additional cost.

Roll-up rate	The guaranteed percentage that the benefit base increases by each year.

SCS	Structured Capital Strategies, a variable annuity with an index-linked feature that offers policyholders growth potential up to a cap and certain downside protection.

Separate Account	Refers to the separate account investment assets of our insurance subsidiaries excluding the assets held in those separate accounts on which we bear the investment risk.

Step up	An optional vehicle annuity feature (available at an additional cost) that can increase the benefit base amount if the variable annuity AV is higher than the benefit base on specified dates.

Surrender charge	A fee paid by a contract owner for the early withdrawal of an amount that exceeds a specific percentage or for cancellation of the contract within a specified amount of time after purchase.

Surrender rate	Represents annualized surrenders and withdrawals as a percentage of average AV.

Universal life products	Life insurance products that provide a death benefit in return for payment of specified annual policy charges that are generally related to specific costs, which may change over time. To the extent that the policyholder chooses to pay more than the charges required in any given year to keep the policy in-force, the excess premium will be placed into the AV of the policy and credited with a stated interest rate on a monthly basis.

Variable annuity	A type of annuity that offers guaranteed periodic payments for a defined period of time or for life and gives purchasers the ability to invest in various markets though the underlying investment options, which may result in potentially higher, but variable, returns.

Variable Universal Life (“VUL”)	Universal life products where the excess amount paid over policy charges can be directed by the policyholder into a variety of Separate Account investment options. In the Separate Account investment options, the policyholder bears the entire risk and returns of the investment results.

Whole Life (“WL”)	A life insurance policy that is guaranteed to remain in-force for the policyholder’s lifetime, provided the required premiums are paid.

Report of Independent Registered Public Accounting Firm

The accompanying AXA Equitable Holdings, Inc.’s financial statements give effect to a segment change, described in Note 18 to the consolidated financial statements, which occurred during the fourth quarter of 2017. Upon issuance of financial statements which include the date of the segment change, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

New York, New York

November 13, 2017

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

AXA Equitable Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows present fairly, in all material respects, the financial position of AXA Equitable Holdings, Inc. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

New York, New York

November 13, 2017, except for the effects of the change in composition of reportable segments discussed in Note 18, as to which the date is                     ”

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

	2016	2015
	(in millions; except share amounts )
ASSETS
Investments:
Fixed maturities available for sale, at fair value (amortized cost of $41,332 and $38,906)	$41,879	$39,889
Mortgage loans on real estate (net of valuation allowances of $8 and $6)	9,774	7,169
Real estate held-for-sale	—	515
Policy loans	3,855	3,867
Other equity investments	1,429	1,411
Trading securities, at fair value	12,085	9,870
Other invested assets	3,284	2,034

Total investments	72,306	64,755
Cash and cash equivalents	5,654	6,557
Cash and securities segregated, at fair value	946	565
Broker-dealer related receivables	2,100	1,972
Securities purchased under agreements to resell	—	79
Deferred policy acquisition costs	5,859	6,040
Goodwill and other intangible assets, net	5,243	5,242
Amounts due from reinsurers	5,220	5,270
Loans to affiliates	1,257	1,242
GMIB reinsurance contract asset, at fair value	1,735	1,829
Current and deferred income taxes	544	154
Other assets	2,462	2,588
Separate Account assets	113,150	109,198

Total Assets	$216,476	$205,491

LIABILITIES
Policyholders’ account balances	$41,956	$35,821
Future policy benefits and other policyholders’ liabilities	30,271	29,972
Broker-dealer related payables	539	410
Securities sold under agreements to repurchase	3,593	3,366
Customers related payables	2,360	1,715
Amounts due to reinsurers	1,509	1,535
Short-term and long-term debt	1,605	1,786
Loans from affiliates	2,904	4,665
Other liabilities	3,720	3,481
Separate Account liabilities	113,150	109,198

Total liabilities	201,607	191,949

Redeemable noncontrolling interest	$403	$13

Commitments and contingent liabilities (Notes 2, 7, 10, 11, 12, 13, 16 and 17)
EQUITY
Equity attributable to Holdings:
Common stock, $0.01 par value, 2,000,000 shares authorized and 1,220,958 issued and outstanding	$—	$—
Capital in excess of par value	948	958
Retained earnings	11,331	10,119
Accumulated other comprehensive income (loss)	(943)	(677)

Total equity attributable to Holdings	11,336	10,400

Noncontrolling interest	3,130	3,129

Total equity	14,466	13,529

Total Liabilities, Redeemable Noncontrolling Interest and Equity	$216,476	$205,491

See Notes to Consolidated Financial Statements.

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	(in millions, except earnings per share data)
REVENUES
Policy charges and fee income	$3,757	$3,650	$3,486
Premiums	1,063	1,058	1,086
Net derivative gains (losses)	(1,641)	(1,311)	923
Net investment income (loss)	2,665	2,450	3,395
Investment gains (losses), net:
Total other-than-temporary impairment losses	(68)	(42)	(82)
Other investment gains (losses), net	2,051	27	40

Total investment gains (losses), net	1,983	(15)	(42)

Investment management and service fees	3,749	3,895	3,892
Other income	402	419	420

Total revenues	$11,978	$10,146	$13,160

BENEFITS AND OTHER DEDUCTIONS
Policyholders’ benefits	3,316	3,489	4,359
Interest credited to policyholders’ account balances	1,145	1,044	1,089
Compensation and benefits	2,119	2,165	2,109
Commissions and distribution related payments	1,536	1,586	1,585
Interest expense	174	136	389
Amortization of deferred policy acquisition costs, net	230	(300)	(358)
Other operating costs and expenses (see note 11 for related party information)	1,516	1,585	1,594

Total benefits and other deductions	$10,036	$9,705	$10,767

Income (loss) from operations, before income taxes	1,942	441	2,393
Income tax (expense) benefit	(357)	217	(464)

Net income (loss)	1,585	658	1,929
Less: net (income) loss attributable to the noncontrolling interest	(373)	(329)	(320)

Net income (loss) attributable to Holdings	$1,212	$329	$1,609

EARNINGS PER SHARE
Earnings per share—Common stock
Basic	$993	$270	$1,319

Diluted	$993	$269	$1,318

Weighted average common shares outstanding	1.22	1.22	1.22

See Notes to Consolidated Financial Statements.

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	(in millions)
COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$1,585	$658	$1,929

Other comprehensive income (loss) net of income taxes:
Foreign currency translation adjustment	(18)	(25)	(21)
Change in unrealized gains (losses), net of reclassification adjustment	(297)	(939)	1,153
Changes in defined benefit plan related items not yet recognized in periodic benefit cost, net of reclassification adjustment	34	35	(110)

Total other comprehensive income (loss), net of income taxes	(281)	(929)	1,022

Comprehensive income (loss)	1,304	(271)	2,951
Less: Comprehensive (income) loss attributable to noncontrolling interest	(359)	(315)	(302)

Comprehensive income (loss) attributable to Holdings	$945	$(586)	$2,649

See Notes to Consolidated Financial Statements.

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	(in millions)
Equity attributable to Holdings:
Common stock, at par value, beginning and end of year	$—	$—	$—

Capital in excess of par value, beginning of year	958	879	812
Changes in capital in excess of par value	(10)	79	67

Capital in excess of par value, end of year	948	958	879

Retained earnings, beginning of year	10,119	9,790	8,181
Net income (loss) attributable to Holdings	1,212	329	1,609

Retained earnings, end of year	11,331	10,119	9,790

Accumulated other comprehensive income (loss), beginning of year	(677)	238	(802)
Other comprehensive income (loss)	(266)	(915)	1,040

Accumulated other comprehensive income (loss), end of year	(943)	(677)	238

Total Holdings equity, end of year	11,336	10,400	10,907

Noncontrolling interest, beginning of year	3,129	3,168	3,120
Repurchase of AB Holding Units	(128)	(118)	(50)
Net income (loss) attributable to noncontrolling interest	369	329	320
Dividends paid to noncontrolling interest	(294)	(337)	(326)
Other comprehensive income (loss) attributable to noncontrolling interest	(14)	(14)	(18)
Other changes in noncontrolling interest	68	101	122

Noncontrolling interest, end of year	3,130	3,129	3,168

Total equity, end of year	$14,466	$13,529	$14,075

See Notes to Consolidated Financial Statements.

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	(in millions)
Net income (loss)	$1,585	$658	$1,929
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Interest credited to policyholders’ account balances	1,145	1,044	1,089
Policy charges and fee income	(3,757)	(3,650)	(3,486)
Net derivative (gains) losses	1,641	1,311	(923)
Investment (gains) losses, net	(1,983)	15	42
Realized and unrealized (gains) losses on trading securities	63	128	(766)
Amortization and depreciation	131	180	349
Distributions from joint ventures and limited partnerships	582	199	204
Changes in:
Net broker-dealer and customer related receivables/payables	608	(39)	(525)
Segregated cash and securities, net	(381)	(89)	505
Deferred policy acquisition costs	230	(300)	(358)
Future policy benefits	265	669	1,477
Current and deferred income taxes	(237)	(164)	423
Other, net	(128)	(154)	(588)

Net cash provided by (used in) operating activities	$(236)	$(192)	$(628)

Cash flows from investing activities:
Proceeds from the sale/maturity/prepayment of:
Fixed maturities, available for sale	$8,606	$5,349	$5,150
Mortgage loans on real estate	676	609	684
Trading account securities	7,841	19,864	12,395
Real estate	1,828	—	2
Real estate joint ventures	136	—	26
Other	64	181	196
Payment for the purchase/origination of:
Fixed maturities, available for sale	(10,688)	(5,179)	(7,612)
Mortgage loans on real estate	(3,278)	(1,311)	(1,431)
Trading account securities	(10,283)	(21,053)	(12,508)
Real estate	(1)	(20)	—
Real estate joint ventures	(51)	—	—
Other	(192)	(148)	(268)
Purchase of business, net of cash acquired	(21)	—	(61)
Change in short-term investments	(485)	(961)	(4)
Cash settlements related to derivative instruments	(195)	602	1,297
Repayments of loans to affiliates	—	90	1,145
Issuance of loans to affiliates	(12)	(275)	(500)
Investment in capitalized software, leasehold improvements and EDP equipment	(97)	(83)	(92)
Other, net	384	194	(36)

Net cash provided by (used in) investing activities	$(5,768)	$(2,141)	$(1,617)

See Notes to Consolidated Financial Statements.

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(CONTINUED)

	2016	2015	2014
	(in millions)
Cash flows from financing activities:
Policyholders’ account balances:
Deposits	$10,001	$5,255	$5,159
Withdrawals	(2,976)	(2,934)	(2,998)
Transfer (to) from Separate Accounts	1,432	2,001	2,047
Proceeds from loans from affiliates	—	694	3,738
Change in short-term financings	(176)	30	7
Change in collateralized pledged assets	(991)	(45)	19
Change in collateralized pledged liabilities	15	(515)	816
(Decrease) increase in overdrafts payable	(85)	80	(39)
Repayment of loans from affiliates	(1,752)	(1,454)	(4,665)
Repayment of long term debt	—	(200)	(105)
Repurchase of AB Holding Units	(236)	(214)	(90)
Redemptions of noncontrolling interests of consolidated VIEs, net	(137)	—	—
Distribution to noncontrolling interest in consolidated subsidiaries	(294)	(337)	(326)
Increase (decrease) in securities sold under agreement to repurchase	227	612	(694)
(Increase) decrease in securities purchased under agreement to resell	79	(79)	1,236
Other, net	4	4	(15)

Net cash provided by (used in) financing activities	5,111	2,898	4,090

Effect of exchange rate changes on cash and cash equivalents	(10)	(10)	(20)
Change in cash and cash equivalents	(903)	555	1,825
Cash and cash equivalents, beginning of year	6,557	6,002	4,177

Cash and cash equivalents, end of year	$5,654	$6,557	$6,002

Supplemental cash flow information:
Interest paid	$108	$120	$433

Income taxes (refunded) paid	$(385)	$94	$98

See Notes to Consolidated Financial Statements.

AXA EQUITABLE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)	ORGANIZATION

AXA Equitable Holdings, Inc. (“Holdings” and, collectively with its consolidated subsidiaries, the “Company”) is a diversified financial services company. The Company is a direct, wholly-owned subsidiary of AXA S.A. (“AXA”), a French holding company for the AXA Group, a worldwide leader in life, property and casualty and health insurance and asset management.

The Company conducts operations in four segments: Individual Retirement, Group Retirement, Investment Management and Research, and Protection Solutions. The Company’s management evaluates the performance of each of these segments independently.

•	The Individual Retirement segment offers a diverse suite of variable annuity products which are primarily sold to affluent and high net worth individuals saving for retirement or seeking retirement income.

•	The Group Retirement segment offers tax-deferred investment and retirement plans sponsored by educational entities, municipalities and not-for-profit entities as well as small and medium-sized businesses.

•	The Investment Management and Research segment provides diversified investment management, research and related solutions globally to a broad range of clients through three main client channels— Institutional, Retail and Private Wealth Management—and distributes its institutional research products and solutions through Bernstein Research Services. Our Investment Management and Research segment reflects the business of AllianceBernstein Holding L.P. (“AB Holding”), AllianceBernstein L.P. (“ABLP”) and their subsidiaries (collectively, “AB”).

•	The Protection Solutions segment includes our life insurance and group employee benefits businesses. Our life insurance business offers a variety of variable universal life, indexed universal life and term life products to help affluent and high net worth individuals, as well as small and medium-sized business owners, with their wealth protection, wealth transfer and corporate needs. Our group employee benefits business offers a suite of life, short- and long-term disability, dental and vision insurance products to small and medium-size businesses across the United States.

Corporate and Other includes certain of our financing and investment expenses. It also includes: the AXA Advisors broker-dealer business, closed block of life insurance (the “Closed Block”), run-off variable annuity reinsurance business, run-off group pension business, run-off health business, benefit plans for our employees, certain strategic investments and certain unallocated items, including capital and related investments, interest expense and corporate expense. AB’s results of operations are reflected in the Investment Management and Research segment. Accordingly, Corporate and Other does not include any items applicable to AB.

At December 31, 2016 and 2015, the Company’s economic interest in AB was 45.8% and 45.2%, respectively. At December 31, 2016 and 2015, respectively, AXA and its subsidiaries’ economic interest in AB (including the Company’s interest) was approximately 63.7% and 62.8%. The general partner of AB, AllianceBernstein Corporation (the “General Partner”), is a wholly-owned subsidiary of the Company. Because the General Partner has the authority to manage and control the business of AB, AB is consolidated in the Company’s financial statements.

2)	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

The Company is a direct wholly owned subsidiary of AXA. AXA announced on May 10, 2017 that it intended to sell a minority stake in the Company in an initial public offering. These financial statements were prepared in connection with the proposed transaction. The accompanying consolidated financial statements present the consolidated results of operations, financial condition, and cash flows of the Company and its subsidiaries and those investment companies, partnerships and joint ventures in which the Company has control and a majority economic interest as well as those variable interest entities (“VIEs”) that meet the requirements for consolidation. The financial statements were prepared on a consolidated basis as operations have been under the common control of AXA.

Financial results in the historical consolidated financial statements may not be indicative of the results of operations, comprehensive income (loss), financial position, equity or cash flows that would have been achieved had we operated as a separate, standalone entity during the reporting periods presented. We believe that the consolidated financial statements include all adjustments necessary for a fair presentation of the results of operations of the Company.

All significant intercompany transactions and balances have been eliminated in consolidation. The years “2016,” “2015” and “2014” refer to the years ended December 31, 2016, 2015 and 2014, respectively.

Adoption of New Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued new guidance that amends the definition of a business to provide a more robust framework for determining when a set of assets and activities is a business. The definition primarily adds clarity for evaluating whether certain transactions should be accounted for as acquisitions/dispositions of assets or businesses, the latter subject to guidance on business combinations, but also may interact with other areas of accounting where the defined term is used, such as in the application of guidance on consolidation and goodwill impairment. The new guidance is effective for fiscal years ending December 31, 2018. The Company elected to early adopt the new guidance for the year ending December 31, 2016. Implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2015, the FASB issued new guidance related to disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). Under the new guidance, investments measured at NAV, as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy was intended to eliminate the diversity in practice with respect to the categorization of these investments. The only criterion for categorizing investments in the fair value hierarchy is now the observability of the inputs. The amendment was effective retrospectively for interim and annual periods beginning after December 15, 2015. Implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued new guidance simplifying the presentation of debt issuance costs, that requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. The new guidance was effective retrospectively for interim or annual periods beginning after December 15, 2015. Implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued a new consolidation standard that makes targeted amendments to the VIE assessment, including guidance specific to the analysis of fee arrangements and related party relationships, modifies the guidance for the evaluation of limited partnerships and similar entities for consolidation to eliminate the presumption of general partner control, and ends the deferral that had been granted to certain investment companies for applying previous VIE guidance. The Company adopted this guidance beginning January 1, 2016 and applied the guidance using a modified retrospective approach thereby not requiring the restatement of prior year periods. The Company’s reevaluation of all legal entities under the new standard resulted in identification of additional VIEs and consolidation of certain investment products of the Investment Management and Research segment that were not consolidated in accordance with previous guidance. See “Accounting and Consolidation of VIEs” below.

In August 2014, the FASB issued new guidance which requires management to evaluate whether there is “substantial doubt” about the reporting entity’s ability to continue as a going concern and provide related footnote disclosures about those uncertainties, if they exist. The new guidance is effective for annual periods, ending after December 15, 2016 and interim periods thereafter. The Company implemented this guidance beginning with the year ended December 31, 2016. The effect of implementing this guidance was not material to the Company’s consolidated financial statements.

In June 2014, the FASB issued new guidance for accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The new guidance is effective for interim and annual periods, beginning after December 15, 2015. Implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2014, the FASB issued new guidance that allows investors to elect to use the proportional amortization method to account for investments in qualified affordable housing projects if certain conditions are met. Under this method, which replaces the effective yield method, an investor amortizes the cost of its investment, in proportion to the tax credits and other tax benefits it receives, to income tax expense. The guidance also introduces disclosure requirements for all investments in qualified affordable housing projects, regardless of the accounting method used for those investments. The guidance was effective for annual periods beginning after December 15, 2014. Implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

Future Adoption of New Accounting Pronouncements

In May 2017, the FASB issued guidance on stock compensation. The new guidance provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance to a change to the terms or conditions of a share based payment award. The new guidance is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted. The new guidance will be applied prospectively to an award modified on or after the adoption of this guidance. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In March 2017, the FASB issued guidance that requires certain premiums on callable debt securities to be amortized to the earliest call date. The new guidance will better align interest income recognition with the manner in which market participants price these instruments. The new guidance is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted and is to be applied on a modified retrospective basis. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In March 2017, the FASB issued new guidance on the presentation of net periodic pension and post-retirement benefit costs that required bifurcation of net benefit cost. The service cost component will be presented with other employee compensation costs in operating income (or capitalized in assets). The other components will be reported separately outside of operations and will not be eligible for capitalization. The new guidance is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted and is to be applied retrospectively for changes in the income statement presentation of net benefit cost and prospectively for changes in capitalization eligibility. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In January 2017, the FASB issued updated guidance to simplify the accounting for goodwill impairment. The revised guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance will be applied prospectively, and is effective for fiscal year ending December 31, 2021. Early adoption is permitted for fiscal periods beginning after January 1, 2017. The Company will early adopt the new guidance effective January 1, 2017. As a result of adoption of this guidance the Company will reduce the carrying value of its goodwill and increase other operating costs and expenses by $369 million.

In October 2016, the FASB issued updated guidance on consolidation of interests held through related parties that are under common control, which alters how a decision maker needs to consider indirect interests in a VIE held through an entity under common control. The new guidance amends the recently adopted consolidation guidance analysis. Under the new guidance, if a decision maker is required to evaluate whether it is the primary beneficiary of a VIE, it will need to consider only its proportionate indirect interest in the VIE held through a common control party. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. Adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued new guidance to simplify elements of cash flow classification. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The new guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied using a retrospective transition method. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In June 2016, the FASB issued new guidance related to the accounting for credit losses on financial instruments. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The new guidance is effective for interim and annual periods beginning after December 15, 2019 with early adoption permitted for annual periods beginning after December 15, 2018. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In March 2016, the FASB issued new guidance simplifying the transition to the equity method of accounting. The amendment eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investments had been held. The amendment is effective for interim and annual periods beginning after December 15, 2016 and should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. The amendment is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued new guidance on improvements to employee share-based payment accounting. The amendment includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements including income tax effects of share-based payments, minimum statutory tax withholding requirements and forfeitures. The amendment is effective for interim and annual periods beginning after December 15, 2016. The provisions will be applied using various transition approaches (prospective, retrospective and modified retrospective). Management is currently evaluating the impact that the adoption of this standard will have on the Company’s consolidated financial statements.

In February 2016, the FASB issued revised guidance to lease accounting. The revised guidance will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases. Lessor accounting will continue to be similar to the current model, but updated to align with certain changes to the lessee model. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In January 2016, the FASB issued related to recognition and measurement of financial assets and financial liabilities. The new guidance primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. New guidance is effective prospectively for fiscal years (and interim periods within those years) beginning after December 15, 2017. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In May 2014, the FASB issued new revenue recognition guidance that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers with International Financial Reporting Standards (“IFRS”). The new guidance applies to contracts that deliver goods or services to a customer, except when those contracts are for insurance, leases, rights and obligations that are in the scope of certain financial instruments (i.e., derivative contracts) and guarantees other than product or service warranties. The new guidance is effective for interim and annual periods, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Company has not yet completed this analysis, but based on the analysis completed to date, management does not expect the standard to have a material impact on the Company’s consolidated financial statements.

Closed Block

As a result of demutualization, the Company’s Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of the Company’s general account (the “General Account”), any of its separate accounts (the “Separate Accounts”) or any affiliate of the Company without the approval of the New York State Department of Financial Services (the “NYDFS”). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in AOCI) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block’s earnings.

If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

Many expenses related to Closed Block operations, including amortization of deferred policy acquisition costs (“DAC”), are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

Investments

The carrying values of fixed maturities classified as available-for-sale (“AFS”) are reported at fair value. Changes in fair value are reported in other comprehensive income (“OCI”). The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary which are recognized in Investment gains (losses), net. The redeemable preferred stock investments that are reported in fixed maturities include real estate investment trusts (“REIT”), perpetual preferred stock, and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

The Company determines the fair values of fixed maturities and equity securities based upon quoted prices in active markets, when available, or through the use of alternative approaches when market quotes are not readily accessible or available. These alternative approaches include matrix or model pricing and use of independent pricing services, each supported by reference to principal market trades or other observable market assumptions for similar securities. More specifically, the matrix pricing approach to fair value is a discounted cash flow methodology that incorporates market interest rates commensurate with the credit quality and duration of the investment.

The Company’s management, with the assistance of its investment advisors, monitors the investment performance of its portfolio and reviews AFS securities with unrealized losses for other-than-temporary impairments (“OTTI”). Integral to this review is an assessment made each quarter, on a security-by-security basis, by the Company’s Investments Under Surveillance (“IUS”) Committee, of various indicators of credit deterioration to determine whether the investment security is expected to recover. This assessment includes, but is not limited to, consideration of the duration and severity of the unrealized loss, failure, if any, of the issuer of the security to make scheduled payments, actions taken by rating agencies, adverse conditions specifically related to the security or sector, the financial strength, liquidity, and continued viability of the issuer and, for equity securities only, the intent and ability to hold the investment until recovery, and results in identification of specific securities for which OTTI is recognized.

If there is no intent to sell or likely requirement to dispose of the fixed maturity security before its recovery, only the credit loss component of any resulting OTTI is recognized in income (loss) and the remainder of the fair value loss is recognized in OCI. The amount of credit loss is the shortfall of the present value of the cash flows expected to be collected as compared to the amortized cost basis of the security. The present value is calculated by discounting management’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security at the date of acquisition. Projections of future cash flows are based on assumptions regarding probability of default and estimates regarding the amount and timing of recoveries. These assumptions and estimates require use of management judgment and consider internal credit analyses as well as market observable data relevant to the collectability of the security. For mortgage- and asset-backed securities, projected future cash flows also include assumptions regarding prepayments and underlying collateral value.

Real estate held for the production of income is stated at depreciated cost less valuation allowances.

Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

Policy loans are stated at unpaid principal balances.

Partnerships, investment companies and joint venture interests that the Company has control of and has an economic interest in or those that meet the requirements for consolidation under accounting guidance for consolidation of VIEs are consolidated. Those that the Company does not have control of and does not have a majority economic interest in and those that do not meet the VIE requirements for consolidation are reported on the equity method of accounting and are reported in other equity investments. The Company records its interests in certain of these partnerships on a month or one quarter lag.

Equity securities, which include common stock, and non-redeemable preferred stock classified as AFS securities, are carried at fair value and are included in other equity investments with changes in fair value reported in OCI.

Trading securities, which include equity securities and fixed maturities, are carried at fair value based on quoted market prices, with unrealized gains (losses) reported in other investment income (loss) in the statements of Net income (loss).

Corporate owned life insurance (“COLI”) has been purchased by the Company and certain subsidiaries on the lives of certain key employees and the Company and these subsidiaries are named as beneficiaries under these policies. COLI is carried at the cash surrender value of the policies. At December 31, 2016, 2015 and 2014, the carrying value of COLI was $889 million, $891 million and $795 million, respectively, and is reported in Other invested assets in the consolidated balance sheets.

Short-term investments are reported at amortized cost that approximates fair value and are included in Other invested assets.

Cash and cash equivalents includes cash on hand, demand deposits, money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less. Due to the short-term nature of these investments, the recorded value is deemed to approximate fair value.

All securities owned, including U.S. government and agency securities, mortgage-backed securities, futures and forwards transactions, are reported in the consolidated financial statements on a trade date basis.

Derivatives

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns, and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk used in valuation models. Derivative financial instruments generally used by the Company include exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options and may be exchange-traded or contracted in the over-the-counter market. All derivative positions are carried in the consolidated balance sheets at fair value, generally by obtaining quoted market prices or through the use of valuation models.

Freestanding derivative contracts are reported in the consolidated balance sheets either as assets within “Other invested assets” or as liabilities within “Other liabilities.” The Company nets the fair value of all derivative financial instruments with counterparties for which an ISDA Master Agreement and related Credit Support Annex (“CSA”) have been executed. The Company uses derivatives to manage asset/liability risk and has designated some of those economic relationships under the criteria to qualify for hedge accounting treatment. All changes in the fair value of the Company’s freestanding derivative positions not designated to hedge accounting relationships, including net receipts and payments, are included in “Investment income (loss) from derivative instruments” without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments and other contracts that contain “embedded” derivative instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are “clearly and closely related” to the economic characteristics of the remaining component of the “host contract” and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When those criteria are satisfied, the resulting embedded derivative is bifurcated from the host contract, carried in the consolidated balance sheets at fair value, and changes in its fair value are recognized immediately and captioned in the consolidated statements of income (loss) according to the nature of the related host contract. For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company instead may elect to carry the entire instrument at fair value.

Mortgage Loans on Real Estate (“Mortgage loans”)

Mortgage loans are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan’s original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

For commercial and agricultural mortgage loans, an allowance for credit loss is typically recommended when management believes it is probable that principal and interest will not be collected according to the contractual terms. Factors that influence management’s judgment in determining allowance for credit losses include the following:

•	Loan-to-value ratio—Derived from current loan balance divided by the fair market value of the property. An allowance for credit loss is typically recommended when the loan-to-value ratio is in excess of 100%. In the case where the loan-to-value is in excess of 100%, the allowance for credit loss is derived by taking the difference between the fair market value (less cost of sale) and the current loan balance.

•	Debt service coverage ratio—Derived from actual operating earnings divided by annual debt service. If the ratio is below 1.0x, then the income from the property does not support the debt.

•	Occupancy—Criteria varies by property type but low or below market occupancy is an indicator of sub-par property performance.

•	Lease expirations—The percentage of leases expiring in the upcoming 12 to 36 months are monitored as a decline in rent and/or occupancy may negatively impact the debt service coverage ratio. In the case of single-tenant properties or properties with large tenant exposure, the lease expiration is a material risk factor.

•	Maturity—Mortgage loans that are not fully amortizing and have upcoming maturities within the next 12 to 24 months are monitored in conjunction with the capital markets to determine the borrower’s ability to refinance the debt and/or pay off the balloon balance.

•	Borrower/tenant related issues—Financial concerns, potential bankruptcy, or words or actions that indicate imminent default or abandonment of property.

•	Payment status (current vs. delinquent)—A history of delinquent payments may be a cause for concern.

•	Property condition—Significant deferred maintenance observed during the lenders annual site inspections.

•	Other—Any other factors such as current economic conditions may call into question the performance of the loan.

Mortgage loans also are individually evaluated quarterly by the Company’s IUS Committee for impairment, including an assessment of related collateral value. Commercial mortgages 60 days or more past due and agricultural mortgages 90 days or more past due, as well as all mortgages in the process of foreclosure, are identified as problem mortgages. Based on its monthly monitoring of mortgages, a class of potential problem mortgages are also identified, consisting of mortgage loans not currently classified as problem mortgages but for which management has doubts as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing mortgage loan as a potential problem involves significant subjective judgments by management as to likely future industry conditions and developments with respect to the borrower or the individual mortgaged property.

For problem mortgage loans, a valuation allowance is established to provide for the risk of credit losses inherent in the lending process. The allowance includes loan specific reserves for mortgage loans determined to be non-performing as a result of the loan review process. A non-performing loan is defined as a loan for which it is probable that amounts due according to the contractual terms of the loan agreement will not be collected. The loan-specific portion of the loss allowance is based on the Company’s assessment as to ultimate collectability of loan principal and interest. Valuation allowances for a non-performing loan are recorded based on the present value of expected future cash flows discounted at the loan’s effective interest rate or based on the fair value of the collateral if the loan is collateral dependent. The valuation allowance for mortgage loans can increase or decrease from period to period based on such factors.

Impaired mortgage loans without provision for losses are mortgage loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on mortgage loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on mortgage loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

Mortgage loans are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans are classified as nonaccrual mortgage loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan has been restructured to where the collection of interest is considered likely. At December 31, 2016, 2015 and 2014, the carrying values of commercial mortgage loans that had been classified as nonaccrual mortgage loans were $34 million, $72 million and $89 million, respectively.

Troubled Debt Restructuring

When a loan modification is determined to be a troubled debt restructuring (“TDR”), the impairment of the loan is re-measured by discounting the expected cash flows to be received based on the modified terms using the loan’s original effective yield, and the allowance for loss is adjusted accordingly. Subsequent to the modification, income is recognized prospectively based on the modified terms of the mortgage loans. Additionally, the loan continues to be subject to the credit review process noted above.

Net Investment Income (Loss), Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)

Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in Investment gains (losses), net.

Realized and unrealized holding gains (losses) on trading securities are reflected in Net investment income (loss).

Unrealized investment gains (losses) on fixed maturities and equity securities designated as AFS held by the Company are accounted for as a separate component of AOCI, net of related deferred income taxes, amounts attributable to certain pension operations, Closed Block’s policyholders dividend obligation, insurance liability loss recognition, DAC related to UL policies, investment-type products and participating traditional life policies.

Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as AFS and do not reflect any change in fair value of policyholders’ account balances and future policy benefits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The Company uses unadjusted quoted market prices to measure fair value for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value cannot be substantiated by direct comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

Management is responsible for the determination of the value of investments carried at fair value and the supporting methodologies and assumptions. Under the terms of various service agreements, the Company often utilizes independent valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual securities. These independent valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested. As further described below with respect to specific asset classes, these inputs include, but are not limited to, market prices for recent trades and transactions in comparable securities, benchmark yields, interest rate yield curves, credit spreads, quoted prices for similar securities, and other market-observable information, as applicable. Specific attributes of the security being valued also are considered, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security- or issuer-specific information. When insufficient market observable information is available upon which to measure fair value, the Company either will request brokers knowledgeable about these securities to provide a non-binding quote or will employ internal valuation models. Fair values received from independent valuation service providers and brokers and those internally modeled or otherwise estimated are assessed for reasonableness. To validate reasonableness, prices also are internally reviewed by those with relevant expertise through comparison with directly observed recent market trades.

Recognition of Insurance Income and Related Expenses

Deposits related to universal life (“UL”) and investment-type contracts are reported as deposits to policyholders’ account balances. Revenues from these contracts consist of fees assessed during the period against policyholders’ account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders’ account balances.

Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized in income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of DAC.

For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

DAC

Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, reflecting incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation, including payroll fringe benefits and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

After the initial establishment of reserves, premium deficiency and loss recognition tests are performed each period end using best estimate assumptions as of the testing date without provisions for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for the aggregate product group are insufficient to provide for expected future policy benefits and expenses for that line of business (i.e., reserves net of any DAC asset), DAC would first be written off and thereafter, if required, a premium deficiency reserve would be established by a charge to earnings.

Amortization Policy. In accordance with the guidance for the accounting and reporting by insurance enterprises for certain long-duration contracts and participating contracts and for realized gains and losses from the sale of investments, current and expected future profit margins for products covered by this guidance are examined regularly in determining the amortization of DAC.

DAC associated with certain variable annuity products is amortized based on estimated assessments, with DAC on the remainder of variable annuities, UL and investment-type products amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, separate account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. When estimated gross profits are expected to be negative for multiple years of a contract life, DAC are amortized using the present value of estimated assessments. The effect on the amortization of DAC of revisions to estimated gross profits or assessments is reflected in earnings (loss) in the period such estimated gross profits or assessments are revised. A decrease in expected gross profits or assessments would accelerate DAC amortization. Conversely, an increase in expected gross profits or assessments would slow DAC amortization. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date.

A significant assumption in the amortization of DAC on variable annuities and, to a lesser extent, on variable and interest-sensitive life insurance relates to projected future separate account performance. Management sets estimated future gross profit or assessment assumptions related to separate account performance using a long-term view of expected average market returns by applying a reversion to the mean (“RTM”) approach, a commonly used industry practice. This future return approach influences the projection of fees earned, as well as other sources of estimated gross profits. Returns that are higher than expectations for a given period produce higher than expected account balances, increase the fees earned resulting in higher expected future gross profits and lower DAC amortization for the period. The opposite occurs when returns are lower than expected.

In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance. In second quarter 2015, based upon management’s current expectations of interest rates and future fund growth, the Company updated its RTM assumption from 9.0% to 7.0%. The average gross long-term return measurement start date was also updated to December 31, 2014. Management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. At December 31, 2016, the average gross short-term and long-term annual return estimate on variable and interest-sensitive life insurance and variable annuities was 7.0% (4.67% net of product weighted average separate account fees), and the gross maximum and minimum short-term annual rate of return limitations were 15.0% (12.67% net of product weighted average separate account fees) and 0.0% ((2.33)% net of product weighted average separate account fees), respectively. The maximum duration over which these rate limitations may be applied is five years. This approach will continue to be applied in future periods. These assumptions of long-term growth are subject to assessment of the reasonableness of resulting estimates of future return assumptions.

If actual market returns continue at levels that would result in assuming future market returns of 15.0% for more than five years in order to reach the average gross long-term return estimate, the application of the five year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0.0% for more than five years would result in a required deceleration of DAC amortization.

In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization.

Other significant assumptions underlying gross profit estimates for UL and investment type products relate to contract persistency and General Account investment spread.

For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2016, the average rate of assumed investment yields, excluding policy loans, for the Company was 5.1% grading to 4.5% over 10 years. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the accumulated amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date. Many of the factors that affect gross margins are included in the determination of the Company’s dividends to these policyholders. DAC adjustments related to participating traditional life policies do not create significant volatility in results of operations as the Closed Block recognizes a cumulative policyholder dividend obligation expense in “Policyholders’ dividends,” for the excess of actual cumulative earnings over expected cumulative earnings as determined at the time of demutualization.

DAC associated with non-participating traditional life policies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in income (loss) in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy. DAC related to these policies are subject to recoverability testing as part of the Company’s premium deficiency testing. If a premium deficiency exists, DAC are reduced by the amount of the deficiency or to zero through a charge to current period earnings (loss). If the deficiency exceeds the DAC balance, the reserve for future policy benefits is increased by the excess, reflected in earnings (loss) in the period such deficiency occurs.

For some products, policyholders can elect to modify product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. These transactions are known as internal replacements. If such modification substantially changes the contract, the associated DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

Policyholder Bonus Interest Credits

Policyholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates for a period of time. The interest crediting expense associated with these policyholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets in the consolidated balance sheets and amortization is included in Interest credited to policyholders’ account balances in the consolidated statements of income (loss).

Policyholders’ Account Balances and Future Policy Benefits

Policyholders’ account balances for UL and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium, investment performance and interest credited, net of surrenders, withdrawals, benefits and charges.

For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company’s experience that, together with interest and expense assumptions, includes a margin for adverse deviation. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated policyholders’ fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 5.0% to 6.3% (weighted average of 5.1%) for approximately 99.0% of life insurance liabilities and from 1.6% to 5.5% (weighted average of 4.3%) for annuity liabilities.

Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income (“DI”) reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings.

Funding agreements are reported in Policyholders’ account balances in the consolidated balance sheets. As a member of the Federal Home Loan Bank of New York (“FHLBNY”), the Company has access to collateralized borrowings. The Company may also issue funding agreements to the FHLBNY. Both the collateralized borrowings and funding agreements would require the Company to pledge qualified mortgage-backed assets and/or government securities as collateral.

For reinsurance contracts other than those accounted for as derivatives, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

The Company has issued and continues to offer certain variable annuity products with guaranteed minimum death benefits (“GMDB”) and/or contain a guaranteed minimum living benefit (“GMLB,” and together with GMDB, the “GMxB features”) which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit (“GMIB”) base. The Company previously issued certain variable annuity products with and guaranteed income benefit (“GIB”) features, guaranteed withdrawal benefit for life (“GWBL”), guaranteed minimum withdrawal benefit (“GMWB”) and guaranteed minimum accumulation benefit (“GMAB”) features. The Company has also assumed reinsurance for products with GMxB features.

Reserves for products that have GMIB features, but do not have no-lapse guarantee features, and products with GMDB features are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts. The determination of this estimated liability is based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender and withdrawal rates, mortality experience, and, for contracts with the GMIB feature, GMIB election rates. Assumptions regarding separate account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a RTM approach, consistent with that used for DAC amortization. There can be no assurance that actual experience will be consistent with management’s estimates.

Products that have a GMIB feature with a no-lapse guarantee rider (“NLG”), GIB, GWBL, GMWB and GMAB features and the assumed products with GMIB features (collectively “GMxB derivative features”) are considered either freestanding or embedded derivatives and discussed below under (“Embedded and Freestanding Insurance Derivatives”).

After the initial establishment of reserves, premium deficiency and loss recognition tests are performed each period end using best estimate assumptions as of the testing date without provisions for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for the aggregate product group are insufficient to provide for expected future policy benefits and expenses for that line of business (i.e., reserves net of any DAC asset), DAC would first be written off and thereafter, if required, a premium deficiency reserve would be established by a charge to earnings. Premium deficiency reserves have been recorded for the group single premium annuity business, certain interest-sensitive life contracts, structured settlements, individual disability income and major medical. Additionally, in certain instances the policyholder liability for a particular line of business may not be deficient in the aggregate to trigger loss recognition, but the pattern of earnings may be such that profits are expected to be recognized in earlier years followed by losses in later years. In these situations, accounting standards require that an additional profits followed by loss liability be recognized by an amount necessary to sufficiently offset the losses that would be recognized in later years. A profits followed by loss liability is included in “Future policy benefits” and is predominately associated with certain interest-sensitive life contracts.

Embedded and Freestanding Insurance Derivatives

Reserves for products considered either embedded or freestanding derivatives are measured at estimated fair value separately from the host variable annuity product, with changes in estimated fair value reported in Net derivative gains (losses). The estimated fair values of these derivatives are determined based on the present value of projected future benefits minus the present value of projected future fees attributable to the guarantee. The projections of future benefits and future fees require capital markets and actuarial assumptions, including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk-free rates.

Additionally, the Company cedes and assumes reinsurance for products with GMxB features, which are considered an embedded when part of a reinsurance contract covers risks not treated as derivative or a freestanding derivative otherwise. The GMxB reinsurance contract asset and liabilities’ fair value reflects the present value of reinsurance premiums and recoveries and risk margins over a range of market consistent economic scenarios.

Changes in the fair value of embedded and freestanding derivatives are reported on the consolidated statements of income (loss) in Net derivative gains (losses). Reserves for embedded derivatives liabilities and assumed reinsurance contracts are reported in Future policyholders’ benefits and other policyholders’ liabilities and the GMIB reinsurance contract asset, at fair value is reported in a stand-alone line in the consolidated balance sheets.

Embedded and freestanding insurance derivatives fair values are determined based on the present value of projected future benefits minus the present value of projected future fees. At policy inception, a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits is attributed to the embedded derivative. The percentage of fees included in the fair value measurement is locked-in at inception. Fees above those amounts represent “excess” fees and are reported in Policy charges and fee income.

Policyholders’ Dividends

The amount of policyholders’ dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by the board of directors of the issuing insurance company. The aggregate amount of policyholders’ dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

Separate Accounts

Generally, Separate Accounts established under New York State and Arizona State Insurance Law are not chargeable with liabilities that arise from any other business of the Company. Separate Account assets are subject to General Account claims only to the extent Separate Account assets exceed separate accounts liabilities. Assets and liabilities of the Separate Account represent the net deposits and accumulated net investment earnings (loss) less fees, held primarily for the benefit of policyholders, and for which the Company does not bear the investment risk. Separate Account assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in Separate Accounts are reported at quoted market values or, where quoted values are not readily available or accessible for these securities, their fair value measures most often are determined through the use of model pricing that effectively discounts prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security’s duration, also taking into consideration issuer-specific credit quality and liquidity. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to policyholders of such Separate Account are offset within the same line in the consolidated statements of income (loss). For 2016, 2015 and 2014, investment results of such Separate Accounts were gains (losses) of $8,275 million, $(1,160) million and $5,984 million, respectively.

Deposits to Separate Accounts are reported as increases in Separate Account assets and liabilities and are not reported in revenues or expenses. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

The Company reports the General Account’s interests in Separate Accounts as Other equity investments in the consolidated balance sheets.

Recognition of Investment Management and Service Fees and Related Expenses

Investment Management and Research

Investment management and service fees principally include the Investment Management and Research segment’s investment advisory and service fees, distribution revenues and institutional research services revenue. Investment advisory and service base fees, generally calculated as a percentage, referred to as basis points (“BPs”), of assets under management, are recorded as revenue as the related services are performed. Certain investment advisory contracts, including those associated with hedge funds, provide for a performance-based fee, in addition to or in lieu of a base fee which is calculated as either a percentage of absolute investment results or a percentage of the investment results in excess of a stated benchmark over a specified period of time. Performance-based fees are recorded as a component of revenue at the end of each contract’s measurement period. Institutional research services revenue consists of brokerage transaction charges received by Sanford C. Bernstein & Co. LLC (“SCB LLC”) and Sanford C. Bernstein Limited (“SCBL”) for independent research and brokerage-related services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

Commissions paid to financial intermediaries in connection with the sale of shares of open-end AB sponsored mutual funds sold without a front-end sales charge (“back-end load shares”) are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which the deferred sales commissions are generally recovered. These commissions are recovered from distribution services fees received from those funds and from contingent deferred sales commissions (“CDSC”) received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Management tests the deferred sales commission asset for recoverability quarterly and determined that the balance as of December 31, 2016 was not impaired.

AB’s management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC are based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the five-year, three-year and one-year periods and current quarterly periods ended December 31, 2016. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. If AB’s management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AB’s management’s best estimate of future cash flows discounted to a present value amount.

Retirement and Protection

Investment management and service fees also includes fees earned by AXA Equitable Funds Management Group, LLC (“AXA Equitable FMG”) from providing investment management and administrative services to AXA Premier VIP Trust (“VIP Trust”), EQ Advisors Trust (“EQAT”) and 1290 Funds Trust (“1290 Funds”) as well as two private investment trusts established in the Cayman Islands, AXA Allocation Funds Trusts and AXA Offshore Multimanager Funds Trust (collectively, the “Other AXA Trusts”). AXA Equitable FMG’s administrative services include, among others, fund accounting and compliance services.

AXA Equitable FMG has entered into sub-advisory agreements with affiliated and unaffiliated registered investment advisers to provide sub-advisory services to AXA Equitable FMG with respect to certain portfolios of EQAT and the Other AXA Trusts. It has also entered into a sub-administration agreement with JPMorgan Chase Bank, N.A. to provide certain sub-administration services to AXA Equitable FMG as instructed by AXA Equitable FMG.

AXA Equitable FMG’s fees related to its services are calculated as a percentage of assets under management and are recorded in Investment management and service fees in the consolidated statements of income (loss) as the related services are performed. Sub-advisory and sub-administrative expenses associated with the services are calculated and recorded as the related services are performed in Other operating costs and expenses in the consolidated statements of income (loss).

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of acquired companies, and relates principally to the acquisition of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. (“Bernstein Acquisition”) and the purchase of units of the limited partnership interest in ABLP (“AB Units”) and the acquisition and subsequent merger of MONY Life Insurance Company by the Company. In accordance with the guidance for Goodwill and Other Intangible Assets, goodwill is tested annually for impairment and at interim periods if events or circumstances indicate an impairment could have occurred.

Intangible assets related to the Bernstein Acquisition and purchases of AB Units are reflective of amounts assigned to contracts of businesses acquired based on their estimated fair value at the time of acquisition, less accumulated amortization. These intangible assets are generally amortized on a straight-line basis over their estimated useful life of ranging from six to 20 years. All intangible assets are periodically reviewed for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds fair value, impairment tests are performed to measure the amount of the impairment loss, if any.

Internal-use Software

Capitalized internal-use software, included in Other assets in the consolidated balance sheets, is amortized on a straight-line basis over the estimated useful life of the software that ranges between three and five years. If an impairment is determined to have occurred, software capitalization is accelerated for the remaining balance deemed to be impaired.

Income Taxes

The Company and certain of its consolidated subsidiaries and affiliates file a consolidated federal income tax return. The Company provides for federal and state income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred tax assets will not be realized.

Under accounting for uncertainty in income taxes guidance, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the consolidated financial statements. Tax positions are then measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

ABLP is a private partnership for federal income tax purposes and, accordingly, is not subject to federal and state corporate income taxes. However, ABLP is subject to a 4.0% New York City unincorporated business tax (“UBT”). AB Holding is subject to a 3.5% federal tax on partnership gross income from the active conduct of a trade or business. Domestic corporate subsidiaries of AB are subject to federal, state and local income taxes. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are located. The Company provides federal and state income taxes on the undistributed earnings of non-U.S. corporate subsidiaries except to the extent that such earnings are permanently invested outside the United States.

Accounting and Consolidation of VIEs

For all new investment products and entities developed by the Company (other than Collateralized Debt Obligations (“CDOs”)), the Company first determines whether the entity is a VIE, which involves determining an entity’s variability and variable interests, identifying the holders of the equity investment at risk and assessing the five characteristics of a VIE. Once an entity has been determined to be a VIE, the Company then identifies the primary beneficiary of the VIE. If the Company is deemed to be the primary beneficiary of the VIE, then the Company consolidates the entity.

The Company provides seed capital to its investment teams to develop new products and services for their clients. The Company’s original seed investment typically represents all or a majority of the equity investment in the new product and is temporary in nature. The Company evaluates its seed investments on a quarterly basis and consolidates such investments as required pursuant to GAAP.

Management of the Company reviews quarterly its investment management agreements and its investments in, and other financial arrangements with, certain entities that hold client assets under management

(“AUM”) to determine the entities that the Company is required to consolidate under this guidance. These entities include certain mutual fund products, hedge funds, structured products, group trusts, collective investment trusts and limited partnerships.

A VIE must be consolidated by its primary beneficiary, which generally is defined as the party that has a controlling financial interest in the VIE. The Company is deemed to have a controlling financial interest in a VIE if it has (i) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive income from the VIE that potentially could be significant to the VIE. For purposes of evaluating (ii) above, fees paid to the Company as a decision maker or service provider are excluded if the fees are compensation for services provided commensurate with the level of effort required to be performed and the arrangement includes only customary terms, conditions or amounts present in arrangements for similar services negotiated at arm’s length.

If the Company has a variable interest in an entity that is determined not to be a VIE, the entity then is evaluated for consolidation under the voting interest entity (“VOE”) model. For limited partnerships and similar entities, the Company is deemed to have a controlling financial interest in a VOE, and would be required to consolidate the entity, if the Company owns a majority of the entity’s kick-out rights through voting limited partnership interests and other limited partners do not hold substantive participating rights (or other rights that would indicate that the Company does not control the entity). For entities other than limited partnerships, the Company is deemed to have a controlling financial interest in a VOE if it owns a majority voting interest in the entity.

The analysis performed to identify variable interests held, determine whether entities are VIEs or VOEs, and evaluate whether the Company has a controlling financial interest in such entities requires the exercise of judgment and is updated on a continuous basis as circumstances change or new entities are developed. The primary beneficiary evaluation generally is performed qualitatively based on all facts and circumstances, including consideration of economic interests in the VIE held directly and indirectly through related parties and entities under common control, as well as quantitatively, as appropriate.

At December 31, 2016, the Company held approximately $1,211 million of investment assets in the form of equity interests issued by non-corporate legal entities determined under the new guidance to be VIEs, such as limited partnerships and limited liability companies, including hedge funds, private equity funds, and real estate-related funds. As an equity investor, the Company is considered to have a variable interest in each of these VIEs as a result of its participation in the risks and/or rewards these funds were designed to create by their defined portfolio objectives and strategies. Primarily through qualitative assessment, including consideration of related party interests or other financial arrangements, if any, the Company was not identified as primary beneficiary of any of these VIEs, largely due to its inability to direct the activities that most significantly impact their economic performance. Consequently, the Company continues to reflect these equity interests in the consolidated balance sheet as Other equity investments and to apply the equity method of accounting for these positions. The net assets of these nonconsolidated VIEs are approximately $158,900 million. The Company’s maximum exposure to loss from its direct involvement with these VIEs is the carrying value of its investment of $1,211 million and approximately $746 million of unfunded commitments at December 31, 2016. The Company has no further economic interest in these VIEs in the form of guarantees, derivatives, credit enhancements or similar instruments and obligations.

As a result of adopting the consolidation guidance issued by the FASB in February 2015, the Company identified for consolidation under the VIE model three investment funds sponsored by AB. In addition, the Company identified as a VIE an AB private equity fund previously consolidated at December 31, 2015 under the VOE model. The assets of these consolidated VIEs are presented within Other invested assets and cash and cash equivalents and liabilities of these consolidated VIEs are presented within other liabilities on the face of the Company’s consolidated balance sheet at December 31, 2016; ownership interests not held by the Company relating to these consolidated VIEs are presented either as redeemable or non-redeemable noncontrolling interest, as appropriate.

In 2016, subsequent to the initial adoption of the VIEs guidance, the Company consolidated six additional investment funds that were classified as VIEs in which the Company obtained a controlling financial interest due to AB’s investment in those funds and deconsolidated a VIE of which AB no longer was the primary beneficiary due to the redemption of its seed money from the fund. At the time of adoption of the consolidation guidance, the Company consolidated total assets of $265 million, total liabilities of $14 million and redeemable noncontrolling interest of $251 million in the consolidated balance sheet. As of December 31, 2016 the Company consolidated $933 million of assets, liabilities of $293 million and redeemable non-controlling interest of $384 million associated with the consolidation of VIEs.

As of December 31, 2016, the net assets of investment products sponsored by AB that are nonconsolidated VIEs are approximately $43,700 million and the Company’s maximum exposure to loss from its direct involvement with these VIEs is its investment of $13 million at December 31, 2016. The Company has no further commitments to or economic interest in these VIEs.

Assumption Updates and Model Changes

In 2016, the Company made several assumption updates and model changes, including the following: (1) updated the premium funding assumption used in setting variable life policyholder benefit reserves; (2) made changes in the model used in calculating premium loads, which increased interest sensitive life policyholder benefit reserves; (3) updated its mortality assumption for certain variable interest-sensitive life (“VISL”) products as a result of favorable mortality experience for some of its older products and unfavorable mortality experience on some of its newer products; and (4) updated the General Account spread and yield assumptions for certain VISL products to reflect lower expected investment yields. The net impact of model changes and assumption updates in 2016 decreased policyholders’ benefits by $117 million, increased the amortization of DAC by $201 million, increased policy charges and fee income by $54 million, decreased Net income before income taxes by $30 million and decreased Net income by approximately $20 million.

In 2015, expectations of long-term lapse and partial withdrawal rates for variable annuities with GMDB and GMIB guarantees were updated based on emerging experience. This update increased expected future claim costs as well as the fair value of the GMxB derivative features liability and the fair value of the GMIB reinsurance contract asset. Also in 2015, expectations of GMIB election rates were lowered for certain ages based on emerging experience. This decreased the expected future GMIB claim cost and the fair value of the GMIB reinsurance contract asset, while increasing the expected future GMDB claim cost and the GMxB derivative features liability. Additionally in 2015, based upon management’s current expectations of interest rates and future fund growth, the Company’s updated its RTM assumption used to calculate GMDB/GMIB and VISL reserves and amortization of DAC from 9.0% to 7.0%. The impact of these assumption updates in 2015 were a net decrease in the fair value of the GMIB reinsurance contract asset of $407 million, an increase in the GMDB/GMIB reserves of $328 million, an increase in the GMxB derivative features liability of $887 million, an increase in VISL reserves of $29 million, a decrease in the amortization of DAC, net of $140 million. Resulting in a decrease to Net income before income taxes of $1,511 million and decreased Net income by approximately $982 million.

In 2015, the Company announced it would raise cost of insurance (“COI”) rates for certain UL policies. AXA Equitable Life Insurance Company (“AXA Equitable Life”) and U.S. Financial Life Insurance Company (“USFL”) raised the COI rates for these policies as management expects future mortality and investment experience to be less favorable than what was anticipated when the current schedule of COI rates was established. The AXA Equitable Life COI rate increase is larger than the increase that previously had been anticipated in management’s reserve assumptions. As a result of these rate increases, management updated its assumptions to reflect the actual COI rate increases, resulting in a $73 million increase to the 2015 Net income.

3)	INVESTMENTS

Fixed Maturities and Equity Securities

The following table provides information relating to fixed maturities and equity securities classified as AFS:

Available-for-Sale Securities by Classification

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	OTTI in AOCI(3)
			(in millions)
December 31, 2016
Fixed Maturity Securities:
Public corporate	$15,930	$767	$102	$16,595	$—
Private corporate	7,133	221	57	7,297	—
U.S. Treasury, government and agency	15,187	405	756	14,836	—
States and political subdivisions	441	64	2	503	—
Foreign governments	384	30	14	400	—
Commercial mortgage-backed	472	31	108	395	8
Residential mortgage-backed(1)	980	27	2	1,005	—
Asset-backed(2)	273	10	1	282	3
Redeemable preferred stock	532	45	11	566	—

Total Fixed Maturities	41,332	1,600	1,053	41,879	11
Equity securities	113	—	—	113	—

Total at December 31, 2016	$41,445	$1,600	$1,053	$41,992	$11

December 31, 2015:
Fixed Maturity Securities:
Public corporate	$16,475	$799	$239	$17,035	$—
Private corporate	7,071	239	126	7,184	—
U.S. Treasury, government and agency	11,559	524	304	11,779	—
States and political subdivisions	446	68	1	513	—
Foreign governments	409	38	19	428	—
Commercial mortgage-backed	667	35	135	567	10
Residential mortgage-backed(1)	1,461	43	2	1,502	—
Asset-backed(2)	204	9	1	212	3
Redeemable preferred stock	614	57	2	669	—

Total Fixed Maturities	38,906	1,812	829	39,889	13
Equity securities	34	—	2	32	—

Total at December 31, 2015	$38,940	$1,812	$831	$39,921	$13

(1)	Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
(2)	Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.
(3)	Amounts represent OTTI losses in AOCI, which were not included in income (loss) in accordance with current accounting guidance.

The contractual maturities of AFS fixed maturities at December 31, 2016 are shown in the table below. Bonds not due at a single maturity date have been included in the table in the final year of maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Available-for-Sale Fixed Maturities

Contractual Maturities

	Amortized Cost	Fair Value
	(in millions)
December 31, 2016
Due in one year or less	$1,949	$1,968
Due in years two through five	9,770	10,243
Due in years six through ten	12,685	12,718
Due after ten years	14,671	14,702

Subtotal	39,075	39,631
Commercial mortgage-backed securities	472	395
Residential mortgage-backed securities	980	1,005
Asset-backed securities	273	282
Redeemable preferred stocks	532	566

Total at December 31, 2016	$41,332	$41,879

The following table shows proceeds from sales, gross gains (losses) from sales and OTTI for AFS fixed maturities during 2016, 2015 and 2014:

	December 31,
	2016	2015	2014
	(in millions)
Proceeds from sales	$5,036	$1,225	$1,685

Gross gains on sales	$212	$44	$29

Gross losses on sales	$(60)	$(8)	$(16)

Total OTTI	$(68)	$(42)	$(82)
Non-credit losses recognized in OCI	—	—	—

Credit losses recognized in earnings (loss)	$(68)	$(42)	$(82)

The following table sets forth the amount of credit loss impairments on fixed maturity securities held by the Company at the dates indicated and the corresponding changes in such amounts:

Fixed Maturities—Credit Loss Impairments

	2016	2015
	(in millions)
Balances at January 1,	$(274)	$(348)
Previously recognized impairments on securities that matured, paid, prepaid or sold	103	116
Recognized impairments on securities impaired to fair value this period(1)	(17)	(11)
Impairments recognized this period on securities not previously impaired	(49)	(23)
Additional impairments this period on securities previously impaired	(2)	(8)
Increases due to passage of time on previously recorded credit losses	—	—
Accretion of previously recognized impairments due to increases in expected cash flows	—	—

Balances at December 31,	$(239)	$(274)

(1)	Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security’s amortized cost.

Net unrealized investment gains (losses) on fixed maturities and equity securities classified as AFS are included in the consolidated balance sheets as a component of AOCI. The table below presents these amounts as of the dates indicated:

	December 31,
	2016	2015
	(in millions)
AFS Securities:
Fixed maturities:
With OTTI loss	$19	$21
All other	528	962
Equity securities	—	(2)

Net Unrealized Gains (Losses)	$547	$981

Changes in net unrealized investment gains (losses) recognized in AOCI include reclassification adjustments to reflect amounts realized in Net income (loss) for the current period that had been part of OCI in earlier periods. The tables that follow below present a rollforward of net unrealized investment gains (losses) recognized in AOCI, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other:

Net Unrealized Gains (Losses) on Fixed Maturities with OTTI Losses

	Net Unrealized Gain (Losses) on Investments	DAC	Policyholders’ Liabilities	Deferred Income Tax Asset (Liability)	AOCI Gain (Loss) Related to Net Unrealized Investment Gains (Losses)
	(in millions)
Balance, January 1, 2016	$21	$—	$(4)	$(6)	$11
Net investment gains (losses) arising during the period	(17)	—	—	—	(17)
Reclassification adjustment for OTTI losses:
Included in Net income (loss)	15	—	—	—	15
Excluded from Net income (loss)(1)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	1	—	—	1
Deferred income taxes	—	—	—	2	2
Policyholders’ liabilities	—	—	(6)	—	(6)

Balance, December 31, 2016	$19	$1	$(10)	$(4)	$6

Balance, January 1, 2015	$9	$—	$—	$(3)	$6
Net investment gains (losses) arising during the period	(2)	—	—	—	(2)
Reclassification adjustment for OTTI losses:
Included in Net income (loss)	14	—	—	—	14
Excluded from Net income (loss)(1)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	—	—	—	—
Deferred income taxes	—	—	—	(3)	(3)
Policyholders’ liabilities	—	—	(4)	—	(4)

Balance, December 31, 2015	$21	$—	$(4)	$(6)	$11

(1)	Represents “transfers in” related to the portion of OTTI losses recognized during the period that were not recognized in income (loss) for securities with no prior OTTI loss.

All Other Net Unrealized Investment Gains (Losses) in AOCI

	Net Unrealized Gains (Losses) on Investments	DAC	Policyholders’ Liabilities	Deferred Income Tax Asset (Liability)	AOCI Gain (Loss) Related to Net Unrealized Investment Gains (Losses)
	(in millions)
Balance, January 1, 2016	$962	$(122)	$(232)	$(213)	$395
Net investment gains (losses) arising during the period	(334)	—	—	—	(334)
Reclassification adjustment for OTTI losses:
Included in Net income (loss)	(99)	—	—	—	(99)
Excluded from Net income (loss)(1)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	49	—	—	49
Deferred income taxes	—	—	—	130	130
Policyholders’ liabilities	—	—	36	—	36

Balance, December 31, 2016	$529	$(73)	$(196)	$(83)	$177

Balance, January 1, 2015	$2,803	$(288)	$(444)	$(725)	$1,346
Net investment gains (losses) arising during the period	(1,847)	—	—	—	(1,847)
Reclassification adjustment for OTTI losses:
Included in Net income (loss)	6	—	—	—	6
Excluded from Net income (loss)(1)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	166	—	—	166
Deferred income taxes	—	—	—	512	512
Policyholders’ liabilities	—	—	212	—	212

Balance, December 31, 2015	$962	$(122)	$(232)	$(213)	$395

(1)	Represents “transfers out” related to the portion of OTTI losses during the period that were not recognized in income (loss) for securities with no prior OTTI loss.

The following tables disclose the fair values and gross unrealized losses of the 894 issues at December 31, 2016 and the 958 issues at December 31, 2015 of fixed maturities that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position for the specified periods at the dates indicated:

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in millions)
December 31, 2016:
Fixed Maturity Securities:
Public corporate	$3,466	$95	$150	$7	$3,616	$102
Private corporate	1,548	39	283	18	1,831	57
U.S. Treasury, government and agency	7,290	756	—	—	7,290	756
States and political subdivisions	—	—	18	2	18	2
Foreign governments	73	3	49	11	122	14
Commercial mortgage-backed	68	6	180	102	248	108
Residential mortgage-backed	347	2	35	—	382	2
Asset-backed	128	—	8	1	136	1
Redeemable preferred stock	227	10	12	1	239	11

Total	$13,147	$911	$735	$142	$13,882	$1,053

December 31, 2015:
Fixed Maturity Securities:
Public corporate	$4,249	$158	$466	$81	$4,715	$239
Private corporate	2,000	104	184	22	2,184	126
U.S. Treasury, government and agency	3,621	304	—	—	3,621	304
States and political subdivisions	19	1	—	—	19	1
Foreign governments	73	7	39	12	112	19
Commercial mortgage-backed	76	2	273	133	349	135
Residential mortgage-backed	121	1	72	1	193	2
Asset-backed	135	—	17	1	152	1
Redeemable preferred stock	43	—	42	2	85	2

Total	$10,337	$577	$1,093	$252	$11,430	$829

The Company’s investments in fixed maturity securities do not include concentrations of credit risk of any single issuer greater than 10% of the consolidated equity of the Company, other than securities of the U.S. government, U.S. government agencies, and certain securities guaranteed by the U.S. government. The Company maintains a diversified portfolio of corporate securities across industries and issuers and does not have exposure to any single issuer in excess of 0.2% of total investments. The largest exposures to a single issuer of corporate securities held at December 31, 2016 and 2015 were $173 million and $161 million, respectively. Corporate high yield securities, consisting primarily of public high yield bonds, are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or the National Association of Insurance Commissioners (“NAIC”) designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2016 and 2015, respectively, approximately $1,661 million and $1,421 million, or 4.0% and 3.6%, of the $41,332 million and $38,906 million aggregate amortized cost of fixed maturities held by the Company were considered to be other than investment grade. These securities had net unrealized losses of $60 million and $139 million at December 31, 2016 and 2015, respectively. At December 31, 2016 and 2015, respectively, the $142 million and $252 million of gross unrealized losses of twelve months or more were concentrated in corporate and commercial mortgage-

backed securities. In accordance with the policy described in Note 2, the Company concluded that an adjustment to income for OTTI for these securities was not warranted at either December 31, 2016 or 2015. As of December 31, 2016, the Company did not intend to sell the securities nor will it likely be required to dispose of the securities before the anticipated recovery of their remaining amortized cost basis.

The Company does not originate, purchase or warehouse residential mortgages and is not in the mortgage servicing business.

At December 31, 2016, the carrying value of fixed maturities that were non-income producing for the twelve months preceding that date was $6 million.

At December 31, 2016 and 2015, respectively, the fair value of the Company’s trading account securities was $12,085 million and $9,870 million. Included in the trading classification at December 31, 2016 and 2015, respectively, were U.S. Treasury securities with aggregate amortized costs of $1,459 million and $1,425 million and fair values of $1,446 million and $1,451 million, pledged under repos accounted for as collateralized borrowings and reported in Securities sold under repurchase agreements in the consolidated balance sheets. Also at December 31, 2016 and 2015, respectively, trading account securities included the General Account’s investment in Separate Accounts which had carrying values of $64 million and $83 million and costs of $47 million and $72 million.

Mortgage Loans

The payment terms of mortgage loans may from time to time be restructured or modified.

Troubled Debt Restructuring

The investment in troubled debt restructured mortgage loans, based on amortized cost, amounted to $15 million and $16 million at December 31, 2016 and 2015, respectively. Gross interest income on these loans included in net investment income (loss) totaled $0 million, $1 million and $1 million in 2016, 2015 and 2014, respectively. Gross interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $0 million, $0 million and $4 million in 2016, 2015 and 2014, respectively. The TDR mortgage loan shown in the table below has been modified five times since 2011. The modifications extended the maturity from its original maturity of November 5, 2014 to March 5, 2017 and extended interest only payments through maturity. In November 2015, the recorded investment was reduced by $45 million in conjunction with the sale of majority of the underlying collateral and $32 million from a charge-off. The remaining $15 million mortgage loan balance reflects the value of the remaining underlying collateral and cash held in escrow, supporting the mortgage loan. Since the fair market value of the underlying real estate and cash held in escrow collateral is the primary factor in determining the allowance for credit losses, modifications of loan terms typically have no direct impact on the allowance for credit losses, and therefore, no impact on the financial statements.

Troubled Debt Restructuring—Modifications

December 31, 2016

	Number of Loans	Outstanding Recorded Investment
		Pre-Modification	Post-Modification
		(in millions)
Commercial mortgage loans	1	$15	$15

There were no default payments on the above loan during 2016. There were no agricultural troubled debt restructuring mortgage loans in 2016.

Valuation Allowances for Mortgage Loans:

Allowance for credit losses for mortgage loans for 2016, 2015 and 2014 are as follows:

	Commercial Mortgage Loans
	2016	2015	2014
	(in millions)
Allowance for credit losses:
Beginning Balance, January 1,	$6	$37	$45
Charge-offs	—	(32)	(17)
Recoveries	(2)	(1)	—
Provision	4	2	9

Ending Balance, December 31,	$8	$6	$37

Ending Balance, December 31,
Individually Evaluated for Impairment	$8	$6	$37

There were no allowances for credit losses for agricultural mortgage loans in 2016, 2015 and 2014.

The following tables provide information relating to the loan-to-value and debt service coverage ratios for commercial and agricultural mortgage loans at December 31, 2016 and 2015, respectively. The values used in these ratio calculations were developed as part of the periodic review of the commercial and agricultural mortgage loan portfolio, which includes an evaluation of the underlying collateral value.

Mortgage Loans by Loan-to-Value and Debt Service Coverage Ratios

December 31, 2016

	Debt Service Coverage Ratio(1)
Loan-to-Value Ratio:(2)	Greater than 2.0x	1.8x to 2.0x	1.5x to 1.8x	1.2x to 1.5x	1.0x to 1.2x	Less than 1.0x	Total Mortgage Loans
	(in millions)
Commercial Mortgage Loans
0% - 50%	$755	$95	$59	$56	$—	$—	$965
50% - 70%	3,217	430	673	1,100	76	—	5,496
70% - 90%	282	65	229	127	28	46	777
90% plus	—	—	28	15	—	—	43

Total Commercial Mortgage Loans	$4,254	$590	$989	$1,298	$104	$46	$7,281

Agricultural Mortgage Loans
0% - 50%	$254	$138	$296	$468	$286	$49	$1,491
50% - 70%	141	57	209	333	219	45	1,004
70% - 90%	—	—	2	4	—	—	6
90% plus	—	—	—	—	—	—	—

Total Agricultural Mortgage Loans	$395	$195	$507	$805	$505	$94	$2,501

Total Mortgage Loans
0% - 50%	$1,009	$233	$355	$524	$286	$49	$2,456
50% - 70%	3,358	487	882	1,433	295	45	6,500
70% - 90%	282	65	231	131	28	46	783
90% plus	—	—	28	15	—	—	43

Total Mortgage Loans	$4,649	$785	$1,496	$2,103	$609	$140	$9,782

(1)	The debt service coverage ratio is calculated using the most recently reported operating earnings results from property operations divided by annual debt service.

(2)	The loan-to-value ratio is derived from current loan balance divided by the fair market value of the property. The fair market value of the underlying commercial properties is updated annually.

Mortgage Loans by Loan-to-Value and Debt Service Coverage Ratios

December 31, 2015

	Debt Service Coverage Ratio(1)
Loan-to-Value Ratio:(2)	Greater than 2.0x	1.8x to 2.0x	1.5x to 1.8x	1.2x to 1.5x	1.0x to 1.2x	Less than 1.0x	Total Mortgage Loans
	(in millions)
Commercial Mortgage Loans
0% - 50%	$533	$—	$102	$12	$24	$—	$671
50% - 70%	1,392	353	741	853	77	—	3,416
70% - 90%	141	—	206	134	124	46	651
90% plus	63	—	—	46	—	—	109

Total Commercial Mortgage Loans	$2,129	$353	$1,049	$1,045	$225	$46	$4,847

Agricultural Mortgage Loans
0% - 50%	$204	$116	$277	$431	$256	$50	$1,334
50% - 70%	146	80	192	298	225	47	988
70% - 90%	—	—	2	4	—	—	6
90% plus	—	—	—	—	—	—	—

Total Agricultural Mortgage Loans	$350	$196	$471	$733	$481	$97	$2,328

Total Mortgage Loans
0% - 50%	$737	$116	$379	$443	$280	$50	$2,005
50% - 70%	1,538	433	933	1,151	302	47	4,404
70% - 90%	141	—	208	138	124	46	657
90% plus	63	—	—	46	—	—	109

Total Mortgage Loans	$2,479	$549	$1,520	$1,778	$706	$143	$7,175

(1)	The debt service coverage ratio is calculated using the most recently reported operating earnings results from property operations divided by annual debt service.
(2)	The loan-to-value ratio is derived from current loan balance divided by the fair market value of the property. The fair market value of the underlying commercial properties is updated annually.

The following table provides information relating to the aging analysis of past due mortgage loans at December 31, 2016 and 2015, respectively.

Age Analysis of Past Due Mortgage Loan

	30-59 Days	60-89 Days	90 Days Or >	Total	Current	Total Financing Receivables	Recorded Investment Or > 90 Days and Accruing
	(in millions)
December 31, 2016
Commercial	$—	$—	$—	$—	$7,281	$7,281	$—
Agricultural	9	2	6	17	2,484	2,501	6

Total Mortgage Loans	$9	$2	$6	$17	$9,765	$9,782	$6

December 31, 2015
Commercial	$—	$—	$30	$30	$4,817	$4,847	$—
Agricultural	12	7	4	23	2,305	2,328	4

Total Mortgage Loans	$12	$7	$34	$53	$7,122	$7,175	$4

The following table provides information relating to impaired mortgage loans at December 31, 2016 and 2015, respectively.

		Impaired Mortgage Loans
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment(1)	Interest Income Recognized
	(in millions)
December 31, 2016
With no related allowance recorded:
Commercial mortgage loans—other	$15	$15	$—	$22	$—
Agricultural mortgage loans	—	—	—	—	—

Total	$15	$15	$—	$22	$—

With related allowance recorded:
Commercial mortgage loans—other	$27	$27	$(8)	$48	$2
Agricultural mortgage loans	—	—	—	—	—

Total	$27	$27	$(8)	$48	$2

December 31, 2015:
With no related allowance recorded:
Commercial mortgage loans—other	$46	$46	$—	$15	$—
Agricultural mortgage loans	—	—	—	—	—

Total	$46	$46	$—	$15	$—

With related allowance recorded:
Commercial mortgage loans—other	$63	$63	$(6)	$137	$4
Agricultural mortgage loans	—	—	—	—	—

Total	$63	$63	$(6)	$137	$4

(1)	Represents a five-quarter average of recorded amortized cost.

Real Estate

In January 2016, the Company completed the sale of a property located at 787 7th Avenue, New York, New York for a price of $1.9 billion and realized a pre-tax gain of $1.4 billion in the consolidated statements of income (loss). In May 2016, the Company completed the sale of its 50% interest in a property located at 1285 Avenue of the Americas, New York, New York for a price of $825 million and realized a pre-tax gain of $457 million in the consolidated statements of income (loss). These investments were classified as Real estate held-for-sale in the consolidated balance sheets at December 31, 2015.

Equity Method Investments

Included in other equity investments are limited partnership interests, real estate joint ventures and investment companies accounted for under the equity method with a total carrying value of $1,305 million and $1,373 million, respectively, at December 31, 2016 and 2015. The Company’s total equity in Net income (loss) for these limited partnership interests was $68 million and $71 million, respectively, for 2016 and 2015.

Derivatives and Offsetting Assets and Liabilities

The Company uses derivatives as part of its overall asset/liability risk management primarily to reduce exposures to equity market and interest rate risks. Derivative hedging strategies are designed to reduce these risks from an economic perspective and are all executed within the framework of a “Derivative Use Plan” approved by applicable states’ insurance law. Derivatives are generally not accounted for using hedge accounting, with the exception of Treasury Inflation-Protected Securities (“TIPS”), which is discussed further below. Operation of these hedging programs is based on models involving numerous estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates, election rates, fund performance, market volatility and interest rates. A wide range of derivative contracts are used in these hedging programs, including exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, bond and bond-index total return swaps, swaptions, variance swaps and equity options, credit and foreign exchange derivatives, as well as bond and repo transactions to support the hedging. The derivative contracts are collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits’ exposures attributable to movements in capital markets.

Derivatives utilized to hedge exposure to Variable Annuities with Guarantee Features

The Company has issued and continues to offer variable annuity products with GMxB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholders’ account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in the present value of GMIB, in the event of annuitization, being higher than what accumulated policyholders’ account balances would support, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. The risk associated with products that have a GMxB derivative features liability is that under-performance of the financial markets could result in the GMxB derivative features’ benefits being higher than what accumulated policyholders’ account balances would support.

For GMxB features, the Company retains certain risks including basis, credit spread and some volatility risk and risk associated with actual versus expected actuarial assumptions for mortality, lapse and surrender, withdrawal and policyholder election rates, among other things. The derivative contracts are managed to correlate with changes in the value of the GMxB features that result from financial markets movements. A portion of exposure to realized equity volatility is hedged using equity options and variance swaps and a portion of exposure to credit risk is hedged using total return swaps on fixed income indices. Additionally, the Company is party to total return swaps for which the reference U.S. Treasury securities are contemporaneously purchased from the market and sold to the swap counterparty. As these transactions result in a transfer of control of the U.S. Treasury securities to the swap counterparty, the Company derecognizes these securities with consequent gain or loss from the sale. The Company has also purchased reinsurance contracts to mitigate the risks associated with GMDB features and the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company.

The Company has in place an economic hedge program using interest rate swaps to partially protect the overall profitability of future variable annuity sales against declining interest rates.

Derivatives utilized to hedge crediting rate exposure on SCS, SIO, MSO and IUL products/investment options

The Company hedges crediting rates in the Structured Capital Strategies (“SCS”) variable annuity, Structured Investment Option in the EQUI-VEST variable annuity series (“SIO”), Market Stabilizer Option (“MSO”) in the variable life insurance products and Indexed Universal Life (“IUL”) insurance products. These products permit the contract owner to participate in the performance of an index, ETF or commodity price movement up to a cap for a set period of time. They also contain a protection feature, in which the Company will absorb, up to a certain percentage, the loss of value in an index, ETF or commodity price, which varies by product segment.

In order to support the returns associated with these features, the Company enters into derivative contracts whose payouts, in combination with fixed income investments, emulate those of the index, ETF or commodity price, subject to caps and buffers without any basis risk due to market exposures, thereby substantially reducing any exposure to market-related earnings volatility.

Derivatives used for General Account Investment Portfolio

The Company maintains a strategy in its General Account investment portfolio to replicate the credit exposure of fixed maturity securities otherwise permissible for investment under its investment guidelines through the sale of credit default swaps (“CDSs”). Under the terms of these swaps, the Company receives quarterly fixed premiums that, together with any initial amount paid or received at trade inception, replicate the credit spread otherwise currently obtainable by purchasing the referenced entity’s bonds of similar maturity. These credit derivatives generally have remaining terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net investment income (loss). The Company manages its credit exposure taking into consideration both cash and derivatives based positions and selects the reference entities in its replicated credit exposures in a manner consistent with its selection of fixed maturities. In addition, the Company generally transacts the sale of CDSs in single name reference entities of investment grade credit quality and with counterparties subject to collateral posting requirements. If there is an event of default by the reference entity or other such credit event as defined under the terms of the swap contract, the Company is obligated to perform under the credit derivative and, at the counterparty’s option, either pay the referenced amount of the contract less an auction-determined recovery amount or pay the referenced amount of the contract and receive in return the defaulted or similar security of the reference entity for recovery by sale at the contract settlement auction. To date, there have been no events of default or circumstances indicative of a deterioration in the credit quality of the named referenced entities to require or suggest that the Company will have to perform under these CDSs. The maximum potential amount of future payments the Company could be required to make under these credit derivatives is limited to the par value of the referenced securities which is the dollar or euro-equivalent of the derivative notional amount. The Standard North American CDS Contract (“SNAC”) or Standard European Corporate Contract (“STEC”) under which the Company executes these CDS sales transactions does not contain recourse provisions for recovery of amounts paid under the credit derivative.

The Company purchased 30-year TIPS and other sovereign bonds, both inflation linked and non-inflation linked, as General Account investments and enters into asset or cross-currency basis swaps, to result in payment of the given bond’s coupons and principal at maturity in the bond’s specified currency to the swap counterparty in return for fixed dollar amounts. These swaps, when considered in combination with the bonds, together result in a net position that is intended to replicate a dollar-denominated fixed-coupon cash bond with a yield higher than a term-equivalent U.S. Treasury bond. At December 31, 2016 and 2015, respectively, the Company’s unrealized gains (losses) related to this program were $(97) million and $(4) million and reported in AOCI.

The Company implemented a strategy to hedge a portion of the credit exposure in its General Account investment portfolio by buying protection through a swap. These are swaps on the “super senior tranche” of the investment grade CDX index. Under the terms of these swaps, the Company pays quarterly fixed premiums that, together with any initial amount paid or received at trade inception, serve as premiums paid to hedge the risk arising from multiple defaults of bonds referenced in the CDX index. These credit derivatives have terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net derivative gains (losses).

In 2016, the Company implemented a program to mitigate its duration gap using total return swaps for which the reference U.S. Treasury securities are sold to the swap counterparty under arrangements economically similar to repurchase agreements. As these transactions result in a transfer of control of the U.S. Treasury securities to the swap counterparty, the Company derecognizes these securities with consequent gain or loss from the sale. In third quarter 2016, the Company derecognized approximately $995 million of U.S. Treasury securities for which the Company received proceeds of approximately $1,007 million at inception of the total return swap contract. Under the terms of these swaps, the Company retains ongoing exposure to the total returns of the underlying U.S. Treasury securities in exchange for a financing cost. At December 31, 2016, the aggregate fair value of U.S. Treasury securities derecognized under this program was approximately $888 million. Reported in Other invested assets in the Company’s balance sheet at December 31, 2016 is approximately $(154) million, representing the fair value of the total return swap contracts.

Derivatives used to hedge currency fluctuations on affiliated loans

The Company uses foreign exchange derivatives to reduce exposure to currency fluctuations that may arise from non-U.S.-dollar denominated financial instruments. The Company has currency swap contracts with AXA to hedge foreign exchange exposure from affiliated loans.

The tables below present quantitative disclosures about the Company’s derivative instruments, including those embedded in other contracts required to be accounted for as derivative instruments:

Derivative Instruments by Category

At or For the Year Ended December 31, 2016

		Fair Value
	Notional Amount	Asset Derivatives	Liability Derivatives	Gains (Losses) Reported In Earnings (Loss)
	(in millions)
Freestanding Investment Derivatives
Equity contracts:(1)
Futures	$9,131	$1	$1	$(1,445)
Swaps	5,933	22	117	(459)
Options	12,241	2,190	1,174	746
Interest rate contracts:(1)
Floors	1,500	11	—	4
Swaps	26,133	514	1,443	(198)
Futures	14,818	—	—	156
Credit contracts:(1)
Credit default swaps	2,757	20	15	15
Other freestanding contracts:(1)
Foreign currency contracts	730	52	6	45
Margin	—	121	6	—
Collateral	—	935	908	—
Embedded and Freestanding Insurance Derivatives
GMIB reinsurance contracts(6)	—	1,735	—	(77)
GMxB derivative features liability(3,6)	—	—	5,550	174
SCS, SIO, MSO and IUL indexed features liability(5,6)	—	—	911	(602)

Net derivative investment (gains) loss				(1,641)

Cross currency swaps(2,4)	391	—	81	(19)

Balances, December 31, 2016	$73,634	$5,601	$10,212	$(1,660)

(1)	Reported in Other invested assets in the consolidated balance sheets.
(2)	Reported in Other assets or Other liabilities in the consolidated balance sheets.
(3)	Reported in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets.
(4)	Reported in Other income in the consolidated statement of income (loss).
(5)	SCS and SIO indexed features are reported in Policyholders’ account balances; MSO and IUL indexed features are reported in the Future policyholders’ benefits and other policyholders’ liabilities in the consolidated balance sheets.
(6)	Reported in Net derivative gains (losses) in the consolidated statements of income (loss).

Derivative Instruments by Category

At or For the Year Ended December 31, 2015

		Fair Value
	Notional Amount	Asset Derivatives	Liability Derivatives	Gains (Losses) Reported In Earnings (Loss)
	(in millions)
Freestanding Investment Derivatives
Equity contracts:(1)
Futures	$13,396	$2	$3	$(156)
Swaps	2,254	14	34	(61)
Options	7,876	1,070	657	(3)
Interest rate contracts:(1)
Floors	1,800	61	—	12
Swaps	20,534	650	166	(51)
Futures	20,142	—	—	(120)
Swaptions	6,900	—	—	117
Credit contracts:(1)
Credit default swaps	2,442	16	38	(14)
Other freestanding contracts:(1)
Foreign currency contracts	263	5	4	7
Margin	—	72	45	—
Collateral	—	43	894	—
Embedded and Freestanding Insurance Derivatives
GMIB reinsurance contracts(6)	—	1,829	—	(330)
GMxB derivative features liability(3,6)	—	—	5,420	(790)
SCS, SIO, MSO and IUL indexed features liability(5, 6)	—	—	309	78

Net derivative gains (loss)				(1,311)

Cross currency swaps(2, 4)	391	—	66	(41)

Balances, December 31, 2015	$75,998	$3,762	$7,636	$(1,352)

(1)	Reported in Other invested assets in the consolidated balance sheets.
(2)	Reported in Other assets or Other liabilities in the consolidated balance sheets.
(3)	Reported in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets.
(4)	Reported in Other income in the consolidated statement of income (loss).
(5)	SCS and SIO indexed features are reported in Policyholders’ account balances; MSO and IUL indexed features are reported in the Future policyholders’ benefits and other policyholders’ liabilities in the consolidated balance sheets.
(6)	Reported in Net derivative gains (losses) in the consolidated statements of income (loss).

Equity-Based and Treasury Futures Contracts Margin

All outstanding equity-based and treasury futures contracts at December 31, 2016 are exchange-traded and net settled daily in cash. At December 31, 2016, the Company had open exchange-traded futures positions on: (i) the S&P 500, Russell 2000 and Emerging Market indices, having initial margin requirements of $368 million, (ii) the 2-year, 5-year and 10-year U.S. Treasury Notes on U.S. Treasury bonds and ultra-long bonds, having initial margin requirements of $71 million and (iii) the Euro Stoxx, FTSE 100, Topix, ASX 200 and European, Australasia, and Far East (“EAFE”) indices as well as corresponding currency futures on the Euro/U.S. dollar, Pound/U.S. dollar, Australian dollar/U.S. dollar, and Yen/U.S. dollar, having initial margin requirements of $29 million.

Credit Risk

Although notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of credit risk. A derivative with positive fair value (a derivative asset) indicates existence of credit risk because the counterparty would owe money to the Company if the contract were closed at the reporting date. Alternatively, a derivative contract with negative fair value (a derivative liability) indicates the Company would owe money to the counterparty if the contract were closed at the reporting date. To reduce credit exposures in Over-the-Counter (“OTC”) derivative transactions, the Company generally enters into master agreements that provide for a netting of financial exposures with the counterparty and allow for collateral arrangements as further described below under “ISDA Master Agreements.” The Company further controls and minimizes its counterparty exposure through a credit appraisal and approval process.

ISDA Master Agreements

Netting Provisions. The standardized ISDA Master Agreement under which the Company conducts its OTC derivative transactions includes provisions for payment netting. In the normal course of business activities, if there is more than one derivative transaction with a single counterparty, the Company will set-off the cash flows of those derivatives into a single amount to be exchanged in settlement of the resulting net payable or receivable with that counterparty. In the event of default, insolvency, or other similar event pre-defined under the ISDA Master Agreement that would result in termination of OTC derivatives transactions before their maturity, netting procedures would be applied to calculate a single net payable or receivable with the counterparty.

Collateral Arrangements. The Company generally has executed a CSA under the ISDA Master Agreement, it maintains with each of its OTC derivative counterparties that requires both posting and accepting collateral either in the form of cash or high-quality securities, such as U.S. Treasury securities, U.S. government and government agency securities and investment grade corporate bonds. These CSAs are bilateral agreements that require collateral postings by the party “out-of-the-money” or in a net derivative liability position. Various thresholds for the amount and timing of collateralization of net liability positions are applicable. Consequently, the credit exposure of the Company’s OTC derivative contracts is limited to the net positive estimated fair value of those contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to CSAs. Derivatives are recognized at fair value in the consolidated balance sheets and are reported either as assets in Other invested assets or as liabilities in Other liabilities, except for embedded insurance-related derivatives as described above and derivatives transacted with a related counterparty. The Company nets the fair value of all derivative financial instruments with counterparties for which an ISDA Master Agreement and related CSA have been executed.

At December 31, 2016 and 2015, respectively, the Company held $740 million and $926 million in cash and securities collateral delivered by trade counterparties, representing the fair value of the related derivative agreements. This unrestricted cash collateral is reported in Cash and cash equivalents. The aggregate fair value of all collateralized derivative transactions that were in a liability position with trade counterparties as of December 31, 2016 and 2015, respectively, were $747 million and $3 million, for which the Company posted collateral of $868 million and $8 million at December 31, 2016 and 2015, respectively, in the normal operation of its collateral arrangements. Certain of the Company’s ISDA Master Agreements contain contingent provisions that permit the counterparty to terminate the ISDA Master Agreement if the Company’s credit rating falls below a specified threshold, however, the occurrence of such credit event would not impose additional collateral requirements.

Securities Repurchase and Reverse Repurchase Transactions

Securities repurchase and reverse repurchase transactions are conducted by the Company under a standardized securities industry master agreement, amended to suit the specificities of each respective counterparty. These agreements generally provide detail as to the nature of the transaction, including provisions for payment netting, establish parameters concerning the ownership and custody of the collateral securities, including the right to substitute collateral during the term of the agreement, and provide for remedies in the event of default by either party. Amounts due to/from the same counterparty under these arrangements generally would be netted in the event of default and subject to rights of set-off in bankruptcy. The Company’s securities repurchase and reverse repurchase agreements are accounted for as secured borrowing or lending arrangements, respectively and are reported in the consolidated balance sheets on a gross basis. The Company obtains or posts collateral generally in the form of cash and U.S. Treasury, corporate and government agency securities. The fair value of the securities to be repurchased or resold are monitored on a daily basis with additional collateral posted or obtained as necessary. Securities to be repurchased or resold are the same, or substantially the same, as those initially transacted under the arrangement. At December 31, 2016 and 2015, the balance outstanding under reverse repurchase transactions was $0 million and $79 million, respectively. At December 31, 2016 and 2015, the balance outstanding under securities repurchase transactions was $3,593 million and $3,366 million, respectively. The Company utilized these repurchase and reverse repurchase agreements for asset liability and cash management purposes. For other instruments used for asset liability management purposes, see “Policyholders’ Account Balances and Future Policy Benefits” included in Note 2.

The following table presents information about the Company’s offsetting of financial assets and liabilities and derivative instruments at December 31, 2016:

Offsetting of Financial Assets and Liabilities and Derivative Instruments

At December 31, 2016

	Gross Amounts Recognized	Gross Amounts Offset in the Balance Sheets	Net Amounts Presented in the Balance Sheets
	(in millions)
ASSETS(1)
Derivatives:
Equity contracts	$2,214	$1,292	$922
Interest rate contracts	521	1,443	(922)
Credit contracts	20	15	5
Currency	52	6	46
Collateral	935	908	27
Margin	121	6	115

Total Derivatives, subject to an ISDA Master Agreement	3,863	3,670	193
Total Derivatives, not subject to an ISDA Master Agreement	4	—	4

Total Derivatives	3,867	3,670	197
Other financial instruments	3,087	—	3,087

Other invested assets	$6,954	$3,670	$3,284

Securities purchased under agreement to resell	$—	—	$—

LIABILITIES(2)
Derivatives:
Equity contracts	$1,292	$1,292	$—
Interest rate contracts	1,443	1,443	—
Credit contracts	15	15	—
Currency	6	6	—
Collateral	908	908	—
Margin	6	6	—

Total Derivatives, subject to an ISDA Master Agreement	3,670	3,670	—
Total Derivatives, not subject to an ISDA Master Agreement	81	—	81

Total Derivatives	3,751	3,670	81
Other non-financial liabilities	3,639	—	3,639

Other liabilities	$7,390	$3,670	$3,720

Securities sold under agreement to repurchase(3)	$3,586	$—	$3,586

(1)	Excludes Investment Management and Research segment’s derivative assets of consolidated VIEs.
(2)	Excludes Investment Management and Research segment’s derivative liabilities of consolidated VIEs.
(3)	Excludes expense of $7 million in securities sold under agreement to repurchase.

The following table presents information about the Company’s gross collateral amounts that are offset in the consolidated balance sheets at December 31, 2016:

Collateral Amounts Offset in the Consolidated Balance Sheets

At December 31, 2016

	Fair Value of Assets	Collateral (Received)/Held
		Financial Instruments	Cash	Net Amounts
	(in millions)
Assets(1)
Total Derivatives	$56	$(6)	$141	$191
Other financial instruments	3,087	—	—	3,087

Other invested assets	$3,143	$(6)	$141	$3,278

Liabilities(2)
Other Derivatives	$81	$—	$—	$81
Other financial liabilities	3,639	—	—	3,639

Other liabilities	$3,720	$—	$—	$3,720

Securities sold under agreement to repurchase(3)	$3,586	$(3,467)	$(115)	$43

(1)	Excludes Investment Management and Research segment’s derivative assets of consolidated VIEs.
(2)	Excludes Investment Management and Research segment’s derivative liabilities of consolidated VIEs.
(3)	Excludes expense of $7 million in securities sold under agreement to repurchase.

The following table presents information about repurchase agreements accounted for as secured borrowings in the consolidated balance sheets at December 31, 2016:

Repurchase Agreement Accounted for as Secured Borrowings

	At December 31, 2016
	Remaining Contractual Maturity of the Agreements
	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
	(in millions)
Securities sold under agreement to repurchase(1)
U.S. Treasury and agency securities	$—	$3,586	$—	$—	$3,586

Total	$—	$3,586	$—	$—	$3,586

(1)	Excludes expense of $7 million in securities sold under agreement to repurchase.

The following table presents information about the General Account’s offsetting of financial assets and liabilities and derivative instruments at December 31, 2015:

Offsetting of Financial Assets and Liabilities and Derivative Instruments

At December 31, 2015

	Gross Amounts Recognized	Gross Amounts Offset in the Balance Sheets	Net Amounts Presented in the Balance Sheets
	(in millions)
Assets(1)
Derivatives:
Equity contracts	$1,085	$693	$392
Interest rate contracts	690	166	524
Credit contracts	16	38	(22)
Currency	5	4	1
Collateral	42	894	(852)
Margin	74	45	29

Total Derivatives, subject to an ISDA Master Agreement	1,912	1,840	72
Total Derivatives, not subject to an ISDA Master Agreement	20	—	20

Total Derivatives	1,932	1,840	92
Other financial instruments	1,942	—	1,942

Other invested assets	$3,874	$1,840	$2,034

Securities purchased under agreement to resell	$79	$—	$79

	Gross Amounts Recognized	Gross Amounts Offset in the Balance Sheets	Net Amounts Presented in the Balance Sheets
	(in millions)
Liabilities(2)
Derivatives:
Equity contracts	$693	$693	$—
Interest rate contracts	166	166	—
Credit contracts	38	38	—
Currency	4	4	—
Collateral	894	894	—
Margin	45	45	—

Total Derivatives, subject to an ISDA Master Agreement	1,840	1,840	—
Total Derivatives, not subject to an ISDA Master Agreement	67	—	67

Total Derivatives	1,907	1,840	67
Other non-financial liabilities	3,410	—	3,410

Other liabilities	5,317	1,840	3,477

Securities sold under agreement to repurchase	$3,366	$—	$3,366

(1)	Excludes Investment Management and Research segment’s derivative assets of consolidated VIEs.
(2)	Excludes Investment Management and Research segment’s derivative liabilities of consolidated VIEs.

The following table presents information about the General Account’s gross collateral amounts that are offset in the consolidated balance sheets at December 31, 2015:

Gross Collateral Amounts Offset in the Consolidated Balance Sheets

At December 31, 2015

	Fair Value of Assets	Collateral (Received)/Held
		Financial Instruments	Cash	Net Amounts
	(in millions)
Assets(1)
Total Derivatives	$915	$(18)	$(823)	$74
Other financial instruments	1,942	—	—	1,942

Other invested assets	$2,857	$(18)	$(823)	$2,016

Securities sold under agreement to resell	$79	$(79)	$—	$—

Liabilities(2)
Other Derivatives	$67	$—	$—	$67
Other financial liabilities	$3,410	$—	$—	$3,410

Other liabilities	$3,477	$—	$—	$3,477

Securities sold under agreement to repurchase	$3,366	$(3,328)	$(38)	$—

(1)	Excludes Investment Management and Research segment’s derivative assets of consolidated VIEs.
(2)	Excludes Investment Management and Research segment’s derivative liabilities of consolidated VIEs.

The following table presents information about repurchase agreements accounted for as secured borrowings in the consolidated balance sheets at December 31, 2015.

Repurchase Agreement Accounted for as Secured Borrowings

At December 31, 2015

	Remaining Contractual Maturity of the Agreements
	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
	(in millions)
Securities sold under agreement to repurchase
U.S. Treasury and agency securities	$—	$3,341	$25	$—	$3,366

Total	$—	$3,341	$25	$—	$3,366

Securities purchased under agreement to resell
Corporate securities	$—	$79	$—	$—	$79

Total	$—	$79	$—	$—	$79

Net Investment Income (Loss)

The following table breaks out Net investment income (loss) by asset category:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Fixed maturities	$1,723	$1,717	$1,715
Mortgage loans on real estate	397	339	309
Equity real estate	19	164	153
Other equity investments	170	84	200
Policy loans	225	228	231
Repurchase agreements	1	1	(56)
Trading securities	144	21	944
Other investment income	65	35	33

Gross investment income (loss)	2,744	2,589	3,529
Investment expenses(1)	(79)	(139)	(134)

Net Investment Income (Loss)	$2,665	$2,450	$3,395

(1)	Investment expenses includes expenses related to the management of the two buildings sold in 2016.

For 2016, 2015 and 2014, respectively, Net derivative gains (losses) from derivatives included $(482) million, $483 million and $1,066 million of realized gains (losses) on contracts closed during those periods and $(655) million, $(752) million and $1,206 million of unrealized gains (losses) on derivative positions at each respective year end.

Net unrealized and realized gains (losses) on trading account equity securities are included in Net investment income (loss) in the consolidated statements of income (loss). The table below shows a breakdown of Net investment income from trading account securities during the year ended 2016, 2015 and 2014:

Net Investment Income (Loss) from Trading Securities

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Net investment gains (losses) recognized during the period on securities held at the end of the period	$(51)	$(209)	$566
Net investment gains (losses) recognized on securities sold during the period	(12)	81	200

Unrealized and realized gains (losses) on trading securities	(63)	(128)	766
Interest and dividend income from trading securities	207	149	178

Net investment income (loss) from trading securities	$144	$21	$944

Investment Gains (Losses), Net

Investment gains (losses), net including changes in the valuation allowances and OTTI are as follows:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Fixed maturities	$83	$(8)	$(58)
Mortgage loans on real estate	(2)	(1)	1
Equity real estate(1)	1,880	—	—
Other equity investments	(2)	(5)	(1)
Other	24	(1)	16

Investment Gains (Losses), Net	$1,983	$(15)	$(42)

(1)	See “Real Estate” within this note for more information on realized gain on sale of real estate.

For 2016, 2015 and 2014, respectively, investment results passed through to certain participating group annuity contracts as interest credited to policyholders’ account balances totaled $4 million, $4 million and $5 million.

4)	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of purchase price over the estimated fair value of identifiable net assets acquired in a business combination. The Company tests goodwill for recoverability each annual reporting period at December 31 and at interim periods if facts or circumstances are indicative of potential impairment. The first step (“Step 1”) of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the reporting unit to which the goodwill is assigned to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, the goodwill of the reporting unit is considered not impaired. However, if the carrying amount exceeds the fair value, the second step (“Step 2”) of the goodwill impairment test is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of the goodwill is less than its carrying amount, a goodwill impairment loss is recognized but shall not exceed the amount of goodwill assigned to the reporting unit.

Through December 31, 2016, the Company managed its business under two operating segments, each deemed to be reporting units for purpose of its goodwill impairment assessments. The carrying amount of goodwill assigned to its Financial Advisory/Insurance reporting unit was $369 million both at December 31, 2016 and 2015, all of which is related to the Company’s acquisition of MONY Life Insurance Company (“MONY Life”) and none of which is expected to be deductible for tax purposes. For purpose of testing this goodwill for potential impairment, the Company applied a discounted cash flow valuation technique to measure the fair value of the reporting unit, utilizing management’s then-current business plan projections and validating the result to relevant market metrics at the measurement date. Performance by the Company of its Step 1 annual goodwill impairment test for this reporting unit at December 31, 2016 and 2015 resulted in a shortfall of the fair value measure as compared to the carrying amount. The Company asserted these shortfalls largely were influenced by current market conditions and not the result of systemic deterioration in the value of its financial advisory/insurance business. As required when the Step 1 result is indicative of potential impairment, management proceeded to Step 2 of the goodwill impairment model and successfully demonstrated that the goodwill implicit in the fair value measure exceeded its $369 million carrying amount; consequently, no impairment of goodwill resulted at December 31, 2016 and 2015. Please refer to Note 20, Subsequent Event, for additional details of the assessment of goodwill impairment in 2017.

The carrying value of goodwill assigned to the Company’s Investment Management reporting unit totaled $4,570 million and $4,548 million at December 31, 2016 and 2015, respectively, resulting from its investment in AB as well as direct strategic acquisitions of AB, including its purchase of Sanford C. Bernstein, Inc. For purpose of testing this goodwill for impairment, the Company applied a discounted cash flow valuation technique to measure the fair value of the reporting unit, sourcing the underlying cash flows and assumptions from AB’s current business plan projections and adjusting the result to reflect the noncontrolling interest in AB as well as incremental taxes at the Company level as related to the form and structure of its investment in AB. At December 31, 2016 and 2015, the Company’s annual Step 1 testing resulted in no impairment of this goodwill as the fair value of the reporting unit exceeded its carrying amount at each respective date.

In 2017, the Company recast its Financial Advisory/Insurance segment into multiple operating segments as described in Note 18, Business Segment Information. Accordingly, the goodwill previously attributable to the Financial Advisory/Insurance segment as of December 31, 2016 and reporting periods herein presented prior thereto was reassigned to the reporting units affected using a relative fair value allocation approach in accordance with the relevant accounting guidance. The goodwill resulting from the Company’s investment in AB was reassigned to the Company’s Investment Management and Research segment and did not result in a change in reporting units.

Information regarding goodwill by reporting segment and Corporate and Other is as follows:

	Individual Retirement	Group Retirement	Protection Solutions	Corporate and Other	Subtotal	Investment Management and Research	Total
	(in millions)
January 1, 2014
Goodwill	$53	$122	$139	$55	$369	$4,490	$4,859
Accumulated impairment losses	—	—	—	—	—	—	—

Total goodwill, net	$53	$122	$139	$55	$369	$4,490	$4,859

Goodwill acquired during year	—	—	—	—	—	58	58
Impairment losses recognized during year	$—	$—	$—	$—	$—	$—	$—
December 31, 2014
Goodwill	$53	$122	$139	$55	$369	$4,548	$4,917
Accumulated impairment losses	—	—	—	—	—	—	—

Total goodwill, net	$53	$122	$139	$55	$369	$4,548	$4,917

Impairment losses recognized during year	$—	$—	$—	$—	$—	$—	$—
December 31, 2015
Goodwill	$53	$122	$139	$55	$369	$4,548	$4,917
Accumulated impairment losses	—	—	—	—	—	—	—

Total goodwill, net	$53	$122	$139	$55	$369	$4,548	$4,917

Goodwill acquired during year	—	—	—	—	—	22	22
Impairment losses recognized during year	$—	$—	$—	$—	$—	$—	$—
December 31, 2016
Goodwill	$53	$122	$139	$55	$369	$4,570	$4,939
Accumulated impairment losses	—	—	—	—	—	—	—

Total goodwill, net	$53	$122	$139	$55	$369	$4,570	$4,939

The Company has certain intangible assets recorded in Other assets related to the acquisition of MONY Life. At December 31, 2016 and 2015, the gross carrying amount was $449 million and $449 million and accumulated amortization was $436 million and $424 million, respectively. For 2016, 2015 and 2014, total amortization expense related to these intangible assets was $12 million, $3 million and $12 million respectively. Intangible assets amortization expense is estimated to range from $1 million to $3 million through 2021.

The gross carrying amount of AB related intangible assets was $911 million and $897 million at December 31, 2016 and 2015, respectively and the accumulated amortization of these intangible assets was $617 million and $576 million at December 31, 2016 and 2015, respectively. Amortization expense related to the AB intangible assets totaled $42 million, $41 million and $40 million for 2016, 2015 and 2014, respectively, and estimated amortization expense for each of the next five years is expected to be approximately $42 million.

At December 31, 2016 and 2015, respectively, net deferred sales commissions from AB totaled $64 million and $99 million and are included within other assets. The estimated amortization expense of deferred sales commissions, based on the December 31, 2016 net asset balance for each of the next five years is $32 million, $21 million, $7 million, $2 million and $0 million. The Company tests the deferred sales commission asset for impairment quarterly by comparing undiscounted future cash flows to the recorded value, net of accumulated amortization. Each quarter, significant assumptions used to estimate the future cash flows are updated to reflect management’s consideration of current market conditions on expectations made with respect to future market levels and redemption rates. As of December 31, 2016, the Company determined that the deferred sales commission asset was not impaired. On September 23, 2016, AB acquired a 100% ownership interest in Ramius Alternative Solutions LLC (“RASL”), a global alternative investment management business that, as of the acquisition date, had approximately $2.5 billion in AUM. RASL offers a range of customized alternative investment and advisory solutions to a global institutional client base. On the acquisition date, AB made a cash payment of $21 million and recorded a contingent consideration payable of $12 million based on projected fee revenues over a five-year measurement period. The excess of the purchase price over the current fair value of identifiable net assets acquired resulted in the recognition of $22 million of goodwill. AB recorded $10 million of definite-lived intangible assets relating to investment management contracts.

On June 20, 2014, AB acquired an 81.7% ownership interest in CPH Capital Fondsmaeglerselskab A/S (“CPH”), a Danish asset management firm that managed approximately $3,000 million in global core equity assets for institutional investors, for a cash payment of $64 million and a contingent consideration payable of $9 million based on projected assets under management levels over a three-year measurement period. The excess of the purchase price over the fair value of identifiable assets acquired resulted in the recognition of $58 million of goodwill. AB recorded $24 million of finite-lived intangible assets relating to separately-managed account relationships and $4 million of indefinite-lived intangible assets relating to an acquired fund’s investment contract. AB also recorded redeemable noncontrolling interest of $17 million relating to the fair value of the portion of CPH AB does not own. During 2015 and 2016, AB purchased additional shares of CPH, bringing AB’s ownership interest to 90.4% as of December 31, 2016.

The acquisitions described above did not have a significant impact on the Company’s consolidated revenues or net income. As a result, supplemental pro forma information has not been provided. Additional information regarding the contingent payment obligations associated with these and other acquisitions made by AB is included in Note 7, Fair Value Disclosures.

Capitalized Software

Capitalized software, net of accumulated amortization, amounted to $170 million and $157 million at December 31, 2016 and 2015, respectively, and is recorded in other assets. Amortization of capitalized software in 2016 and 2015 was $56 million and $59 million, respectively, recorded in other operating costs and expenses in the Consolidated Statements of Income (loss).

5)	CLOSED BLOCK

Summarized financial information for the Company’s Closed Block is as follows:

	December 31,
	2016	2015
	(in millions)
Closed Block Liabilities
Future policy benefits, policyholders’ account balances and other	$7,179	$7,363
Policyholder dividend obligation	52	81
Other liabilities	43	100

Total Closed Block liabilities	7,274	7,544

Assets Designated To The Closed Block
Fixed maturities, available for sale, at fair value (amortized cost of $3,884 and $4,426)	4,025	4,599
Mortgage loans on real estate	1,623	1,575
Policy loans	839	881
Cash and other invested assets	444	49
Other assets	181	258

Total assets designated to the Closed Block	7,112	7,362

Excess of Closed Block liabilities over assets designated to the Closed Block	162	182
Amounts included in accumulated other comprehensive income (loss):
Net unrealized investment gains (losses), net of policyholder dividend obligation of $(52) and $(81)	100	103

Maximum Future Earnings To Be Recognized From Closed Block Assets and Liabilities	$262	$285

The Company’s Closed Block revenues and expenses follow:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Revenues
Premiums and other income	$238	$262	$273
Investment income (loss)	349	368	378
Net investment gains (losses)	(1)	2	(4)

Total revenues	586	632	647

Benefits and Other Deductions
Policyholders’ benefits and dividends	548	576	597
Other operating costs and expenses	4	4	4

Total benefits and other deductions	552	580	601

Net income, before income taxes	34	52	46
Income tax (expense) benefit	(12)	(18)	(16)

Net income (losses)	$22	$34	$30

A reconciliation of the Company’s policyholder dividend obligation follows:

	December 31,
	2016	2015
	(in millions)
Balance, beginning of year	$81	$201
Unrealized investment gains (losses)	(29)	(120)

Balance, end of year	$52	$81

6)	DAC AND POLICYHOLDER BONUS CREDITS

Changes in deferred acquisition costs at December 31, 2016 and 2015 were as follows:

	December 31,
	2016	2015
	(in millions)
Balance, beginning of year	$6,040	$5,574
Capitalization of commissions, sales and issue expenses	697	723
Amortization	(927)	(423)
Change in unrealized investment gains and losses	49	166

Balance, end of year	$5,859	$6,040

Changes in the deferred asset for policyholder bonus interest credits are as follows:

	December 31,
	2016	2015
	(in millions)
Balance, beginning of year	$534	$557
Policyholder bonus interest credits deferred	13	17
Amortization charged to income	(43)	(40)

Balance, end of year	$504	$534

7)	FAIR VALUE DISCLOSURES

Assets and liabilities measured at fair value on a recurring basis are summarized below. At December 31, 2016 and 2015, no assets were required to be measured at fair value on a non-recurring basis. Fair value measurements are required on a non-recurring basis for certain assets, including goodwill, mortgage loans on real estate and real estate held for sale, only when an OTTI or other event occurs. When such fair value measurements are recorded, they are classified and disclosed within the fair value hierarchy.

Fair Value Measurements at December 31, 2016

	Level 1	Level 2	Level 3	Total
	(in millions)
Assets
Investments
Fixed maturities, available-for-sale
Public Corporate	$—	$16,566	$29	$16,595
Private Corporate	—	6,469	828	7,297
U.S. Treasury, government and agency	—	14,836	—	14,836
States and political subdivisions	—	461	42	503
Foreign governments	—	400	—	400
Commercial mortgage-backed	—	22	373	395
Residential mortgage-backed(1)	—	1,005	—	1,005
Asset-backed(2)	—	162	120	282
Redeemable preferred stock	227	338	1	566

Subtotal	227	40,259	1,393	41,879

Other equity investments	3	—	16	19
Trading securities	494	11,565	26	12,085
Other invested assets
Short-term investments	—	1,511	—	1,511
Assets of consolidated VIEs	342	205	6	553
Swaps	—	(978)	—	(978)
Credit Default Swaps	—	5	—	5
Options	—	1,016	—	1,016
Floors	—	11	—	11

Subtotal	342	1,770	6	2,118

Cash equivalents	3,917	—	—	3,917
Segregated securities	—	946	—	946
GMIB reinsurance contracts asset	—	—	1,735	1,735
Separate Account assets	109,817	2,832	313	112,962

Total Assets	$114,800	$57,372	$3,489	$175,661

Liabilities
Other invested liabilities
Foreign currency contract	$—	$81	$—	$81
GMxB derivative features’ liability	—	—	5,550	5,550
SCS, SIO, MSO and IUL indexed features’ liability	—	911	—	911
Liabilities of consolidated VIEs	248	2	—	250
Contingent payment arrangements	—	—	25	25

Total Liabilities	$248	$994	$5,575	$6,817

(1)	Includes publicly traded agency pass-through securities and collateralized obligations.
(2)	Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

Fair Value Measurements at December 31, 2015

	Level 1	Level 2	Level 3	Total
	(in millions)
Assets
Investments
Fixed maturities, available-for-sale
Public Corporate	$—	$17,004	$31	$17,035
Private Corporate	—	6,785	399	7,184
U.S. Treasury, government and agency	—	11,779	—	11,779
States and political subdivisions	—	468	45	513
Foreign governments	—	427	1	428
Commercial mortgage-backed	—	32	535	567
Residential mortgage-backed(1)	—	1,502	—	1,502
Asset-backed(2)	—	171	41	212
Redeemable preferred stock	267	402	—	669

Subtotal	267	38,570	1,052	39,889

Other equity investments	14	—	55	69
Trading securities	752	9,092	26	9,870
Other invested assets
Short-term investments	—	1,026	—	1,026
Swaps	—	464	—	464
Credit Default Swaps	—	(21)	—	(21)
Futures	(1)	—	—	(1)
Options	—	413	—	413
Floors	—	61	—	61
Currency Contracts	—	—	—	—

Subtotal	(1)	1,943	—	1,942

Cash equivalents	5,374	—	—	5,374
Segregated securities	—	565	—	565
GMIB reinsurance contracts asset	—	—	1,828	1,828
Separate Account assets	105,745	2,978	313	109,036

Total Assets	$112,151	$53,148	$3,274	$168,573

Liabilities
Other invested liabilities
Foreign currency swap	$—	$66	$—	$66
GMxB derivative features’ liability	—	—	5,420	5,420
SCS, SIO, MSO and IUL indexed features’ liability	—	309	—	309
Contingent payment arrangements	—	—	31	31

Total Liabilities	$—	$375	$5,451	$5,826

(1)	Includes publicly traded agency pass-through securities and collateralized obligations.
(2)	Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

At December 31, 2016 and 2015, respectively, the fair value of public fixed maturities is approximately $33,936 million and $31,929 million or approximately 19.6% and 19.2% of the Company’s total assets measured at fair value on a recurring basis (excluding GMIB reinsurance contracts and segregated securities measured at fair value on a recurring basis). The fair values of the Company’s public fixed maturity securities are generally based on prices obtained from independent valuation service providers and for which the Company maintains a vendor hierarchy by asset type based on historical pricing experience and vendor expertise. Although each security generally is priced by multiple independent valuation service providers, the Company ultimately uses the price received from the independent valuation service provider highest in the vendor hierarchy based on the respective asset type, with limited exception. To validate reasonableness, prices also are internally reviewed by those with relevant expertise through comparison with directly observed recent market trades. Consistent with the fair value hierarchy, public fixed maturity securities validated in this manner generally are reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If, as a result, it is determined that the independent valuation service provider is able to reprice the security in a manner agreed as more consistent with current market observations, the security remains within Level 2. Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company’s own assumptions about market-participant inputs would be used in pricing the security.

At December 31, 2016 and 2015, respectively, the fair value of private fixed maturities is approximately $7,943 million and $7,960 million or approximately 4.6% and 4.8% of the Company’s total assets measured at fair value on a recurring basis. The fair values of the Company’s private fixed maturities are determined from prices obtained from independent valuation service providers. Prices not obtained from an independent valuation service provider are determined by using a discounted cash flow model or a market comparable company valuation technique. In certain cases, these models use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model or a market comparable company valuation technique may also incorporate unobservable inputs, which reflect the Company’s own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are significant to the fair value measurement of a security, a Level 3 classification generally is made.

As disclosed in Note 3, at December 31, 2016 and 2015, respectively, the net fair value of freestanding derivative positions is approximately $(27) million and $850 million or approximately (1.3)% and 43.8% of Other invested assets measured at fair value on a recurring basis. The fair values of the Company’s derivative positions are generally based on prices obtained either from independent valuation service providers or derived by applying market inputs from recognized vendors into industry standard pricing models. The majority of these derivative contracts are traded in the OTC derivative market and are classified in Level 2. The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that require use of the contractual terms of the derivative instruments and multiple market inputs, including interest rates, prices, and indices to generate continuous yield or pricing curves, including overnight index swap (“OIS”) curves, and volatility factors, which then are applied to value the positions. The predominance of market inputs is actively quoted and can be validated through external sources or reliably interpolated if less observable. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If as a result it is determined that the independent valuation service provider is able to reprice the derivative instrument in a manner agreed as more consistent with current market observations, the position remains within Level 2. Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company’s own assumptions about market-participant inputs would be used in pricing the security.

At December 31, 2016 and 2015, respectively, investments classified as Level 1 comprise approximately 66.4% and 67.5% of assets measured at fair value on a recurring basis and primarily include redeemable preferred stock, trading securities, cash equivalents and Separate Account assets. Fair value measurements classified as Level 1 include exchange-traded prices of fixed maturities, equity securities and derivative contracts, and net asset values for transacting subscriptions and redemptions of mutual fund shares held by Separate Accounts. Cash equivalents classified as Level 1 include money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less, and are carried at cost as a proxy for fair value measurement due to their short-term nature.

At December 31, 2016 and 2015, respectively, investments classified as Level 2 comprise approximately 32.6% and 31.6% of assets measured at fair value on a recurring basis and primarily include U.S. government and agency securities and certain corporate debt securities, such as public and private fixed maturities. As market quotes generally are not readily available or accessible for these securities, their fair value measures are determined utilizing relevant information generated by market transactions involving comparable securities and often are based on model pricing techniques that effectively discount prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security’s duration, also taking into consideration issuer-specific credit quality and liquidity. Segregated securities classified as Level 2 are U.S. Treasury Bills segregated by AB in a special reserve bank custody account for the exclusive benefit of brokerage customers, as required by Rule 15c3-3 of the Exchange Act and for which fair values are based on quoted yields in secondary markets.

Observable inputs generally used to measure the fair value of securities classified as Level 2 include benchmark yields, reported secondary trades, issuer spreads, benchmark securities and other reference data. Additional observable inputs are used when available, and as may be appropriate, for certain security types, such as prepayment, default, and collateral information for the purpose of measuring the fair value of mortgage- and asset-backed securities. At December 31, 2016 and 2015, respectively, approximately $1,078 million and $1,667 million of AAA-rated mortgage- and asset-backed securities are classified as Level 2 for which the observability of market inputs to their pricing models is supported by sufficient, albeit more recently contracted, market activity in these sectors.

The Company’s SCS and EQUI-VEST variable annuity products, the IUL product, and in the MSO fund available in some life contracts offer investment options which permit the contract owner to participate in the performance of an index, ETF or commodity price. These investment options, which depending on the product and on the index selected can currently have 1, 3, or 5 year terms, provide for participation in the performance of specified indices, ETF or commodity price movement up to a segment-specific declared maximum rate. Under certain conditions that vary by product, e.g. holding these segments for the full term, these segments also shield policyholders from some or all negative investment performance associated with these indices, ETF or commodity prices. These investment options have defined formulaic liability amounts, and the current values of the option component of these segment reserves are accounted for as Level 2 embedded derivatives. The fair values of these embedded derivatives are based on prices obtained from independent valuation service providers.

At December 31, 2016 and 2015, respectively, investments classified as Level 3 comprise approximately 1.0% and 0.9% of assets measured at fair value on a recurring basis and primarily include commercial mortgage-backed securities (“CMBS”) and corporate debt securities, such as private fixed maturities. Determinations to classify fair value measures within Level 3 of the valuation hierarchy generally are based upon the significance of the unobservable factors to the overall fair value measurement. Included in the Level 3 classification at December 31, 2016 and 2015, respectively, were approximately $126 million and $119 million of fixed maturities with indicative pricing obtained from brokers that otherwise could not be corroborated to market observable data. The Company applies various due diligence procedures, as considered appropriate, to validate these non-binding broker quotes for reasonableness, based on its understanding of the markets, including use of internally-developed assumptions about inputs a market participant would use to price the security. In addition, approximately $494 million and $576 million of mortgage- and asset-backed securities, including CMBS, are classified as Level 3 at December 31, 2016 and

2015, respectively. The Company utilizes prices obtained from an independent valuation service vendor to measure fair value of CMBS securities.

The Company also issues certain benefits on its variable annuity products that are accounted for as derivatives and are also considered Level 3. The GMIBNLG feature allows the policyholder to receive guaranteed minimum lifetime annuity payments based on predetermined annuity purchase rates applied to the contract’s benefit base if and when the contract account value is depleted and the NLG feature is activated. The GMWB feature allows the policyholder to withdraw at minimum, over the life of the contract, an amount based on the contract’s benefit base. The GWBL feature allows the policyholder to withdraw, each year for the life of the contract, a specified annual percentage of an amount based on the contract’s benefit base. The GMAB feature increases the contract account value at the end of a specified period to a GMAB base. The GIB feature provides a lifetime annuity based on predetermined annuity purchase rates if and when the contract account value is depleted. This lifetime annuity is based on predetermined annuity purchase rates applied to a GIB base.

Level 3 also includes the GMIB reinsurance contract asset and liabilities which are accounted for as derivative contracts. The GMIB reinsurance contract asset and liabilities’ fair value reflects the present value of reinsurance premiums and recoveries and risk margins over a range of market consistent economic scenarios while GMxB derivative features liability reflects the present value of expected future payments (benefits) less fees, adjusted for risk margins and nonperformance risk, attributable to GMxB derivative features’ liability over a range of market-consistent economic scenarios.

The valuations of the GMIB reinsurance contract asset and GMxB derivative features liability incorporate significant non-observable assumptions related to policyholder behavior, risk margins and projections of equity separate account funds. The credit risks of the counterparty and of the Company are considered in determining the fair values of its GMIB reinsurance contract asset and GMxB derivative features liability positions, respectively, after taking into account the effects of collateral arrangements. Incremental adjustment to the swap curve, adjusted for non-performance risk, is made to the resulting fair values of the GMIB reinsurance contract asset and liabilities to reflect change in the claims-paying ratings of counterparties and the Company an adjustment to the swap curve for non-performance risk to reflect the claims-paying rating of the Company. Equity and fixed income volatilities were modeled to reflect current market volatilities. Due to the unique, long duration of the GMIBNLG feature, adjustments were made to the equity volatilities to remove the illiquidity bias associated with the longer tenors and risk margins were applied to the non-capital markets inputs to the GMIBNLG valuations.

After giving consideration to collateral arrangements, the Company reduced the fair value of its GMIB reinsurance contract asset by $10 million and $9 million at December 31, 2016 and 2015, respectively, to recognize incremental counterparty non-performance risk and reduced the fair value of its GMIB reinsurance contract liabilities by $32 million and $50 million at December 31, 2016 and 2015, respectively to recognize its own incremental non-performance risk.

Lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, which include other factors such as considering surrender charges. Generally, lapse rates are assumed to be lower in periods when a surrender charge applies. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. For valuing the embedded derivative, lapse rates vary throughout the period over which cash flows are projected.

The Company’s Level 3 liabilities include contingent payment arrangements associated with acquisitions in 2010, 2013 and 2014 by AB. At each reporting date, AB estimates the fair values of the contingent consideration expected to be paid based upon probability-weighted AUM and revenue projections, using unobservable market data inputs, which are included in Level 3 of the valuation hierarchy. The Company’s Level 3 liabilities also include contingent payment arrangements associated with a Renewal Rights Agreement (the “Renewal Rights Agreement”) that transitions certain group employee benefits policies beginning January 1, 2017 from an insurer exiting such business to MONY Life Insurance Company of

America (“MLOA”). The fair value of the contingent payments liability associated with this transaction is measured and adjusted each reporting period through final settlement using projected premiums from these policies, net of potential surrenders and terminations, and applying a risk-adjusted discount factor (7% at December 31, 2016) to the resulting cash flows.

As of December 31, 2016, five of the Company’s consolidated VIEs that are open-end Luxembourg funds hold $6 million of investments that are classified as Level 3. They primarily consist of corporate bonds that are vendor priced with no ratings available, bank loans, non-agency collateralized mortgage obligations and asset-backed securities.

In 2016, AFS fixed maturities with fair values of $62 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $25 million were transferred from Level 2 into the Level 3 classification. During the third quarter of 2016, one of AB’s private securities went public and, due to a trading restriction period, $56 million was transferred from a Level 3 to a Level 2 classification. These transfers in the aggregate represent approximately 0.8% of total equity at December 31, 2016.

In 2015, AFS fixed maturities with fair values of $135 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $100 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately 1.5% of total equity at December 31, 2015.

The table below presents a reconciliation for all Level 3 assets and liabilities at December 31, 2016, 2015 and 2014 respectively:

Level 3 Instruments

Fair Value Measurements

	Corporate	State and Political Subdivisions	Foreign Governments	Commercial Mortgage- backed	Residential Mortgage- backed	Asset- backed
	(in millions)
Balance, January 1, 2016	$430	$45	$1	$535	$—	$41
Total gains (losses), realized and unrealized, included in
Income (loss) as
Investment gains (losses), net	2	—	—	(71)	—	—

Subtotal	2	—	—	(71)	—	—

Other comprehensive income (loss)	8	(2)	—	14	—	1
Purchases	574	—	—	—	—	96
Sales	(144)	(1)	—	(91)	—	(9)
Transfers into Level 3(1)	25	—	—	—	—	—
Transfers out of Level 3(1)	(38)	—	(1)	(14)	—	(9)

Balance, December 31, 2016	$857	$42	$—	$373	$—	$120

Balance, January 1, 2015	$389	$47	$—	$752	$2	$54
Total gains (losses), realized and unrealized, included in
Income (loss) as
Net investment income (loss)	2	—	—	2	—	—
Investment gains (losses), net	2	—	—	(40)	—	—

Subtotal	4	—	—	(38)	—	—

Other comprehensive income (loss)	(26)	(1)	—	72	—	(4)
Purchases	63	—	1	—	—	—
Sales	(39)	(1)	—	(177)	(2)	(9)
Transfers into Level 3(1)	100	—	—	—	—	—
Transfers out of Level 3(1)	(61)	—	—	(74)	—	—

Balance, December 31, 2015	$430	$45	$1	$535	$—	$41

	Corporate	State and Political Subdivisions	Foreign Governments	Commercial Mortgage- backed	Residential Mortgage- backed	Asset- backed
	(in millions)
Balance, January 1, 2014	$299	$46	$—	$734	$4	$84
Total gains (losses), realized and unrealized, included in
Income (loss) as
Net investment income (loss)	2	—	—	2	—	—
Investment gains (losses), net	2	—	—	(100)	—	—

Subtotal	4	—	—	(98)	—	—

Other comprehensive income (loss)	7	2	—	149	—	7
Purchases	162	—	—	—	—	—
Sales	(30)	(1)	—	(20)	(2)	(37)
Transfers into Level 3(1)	16	—	—	—	—	—
Transfers out of Level 3(1)	(69)	—	—	(13)	—	—

Balance, December 31, 2014	$389	$47	$—	$752	$2	$54

	Redeemable Preferred Stock	Other Equity Investments(2)	GMIB Reinsurance Asset	Separate Account Assets	GMxB Derivative Features Liability	Contingent Payment Arrangement
	(in millions)
Balance, January 1, 2016	$—	$81	$1,828	$313	$(5,420)	(31)
Total gains (losses), realized and unrealized, included in
Income (loss) as
Investment gains (losses), net	—	—	—	19	—	—
Net derivative gains (losses)	—	—	(77)	—	174	—

Subtotal	—	—	(77)	19	174	—

Other comprehensive income (loss)	—	(1)	—	—	—	—
Purchases(2)	1	4	49	10	(327)	(18)
Sales(3)	—	—	(65)	—	23	—
Settlements(4)	—	20	—	—	—	—
Activities related to VIEs	—	—	—	(7)	—	24
Transfers into Level 3(1)	—	—	—	1	—	—
Transfers out of Level 3(1)		(56)	—	(23)	—	—

Balance, December 31, 2016	$1	$48	$1,735	$313	$(5,550)	$(25)

Balance, January 1, 2015	$—	$87	$2,150	$260	$(4,352)	(42)
Total gains (losses), realized and unrealized, included in
Income (loss) as
Net investment income (loss)	—	—	—	—	—	—
Investment gains (losses), net	—	5	—	36	—	—
Net derivative gains (losses)	—	—	(330)	—	(790)	—

Subtotal	—	5	(330)	36	(790)	—

Other comprehensive income(loss)	—	2	—	—	—
Purchases(2)	—	7	49	26	(291)	—
Sales(3)	—	(20)	(41)	(2)	13	11
Settlements(4)	—	—	—	(5)	—	—
Transfers into Level 3(1)	—	—	—	—	—	—
Transfers out of Level 3(1)	—	—	—	(2)	—	—

Balance, December 31, 2015	$—	$81	$1,828	$313	$(5,420)	$(31)

	Redeemable Preferred Stock	Other Equity Investments(2)	GMIB Reinsurance Asset	Separate Account Assets	GMxB Derivative Features Liability	Contingent Payment Arrangement
	(in millions)
Balance, January 1, 2014	$15	$74	$1,457	$237	$(2,121)	$(38)
Total gains (losses), realized and unrealized, included in
Income (loss) as
Net investment income (loss)	—	7	—	—	—	—
Investment gains (losses), net	—	1	—	15	—	—
Net derivative gains (losses)	—	—	678	—	(1,982)	—

Subtotal	—	8	678	15	(1,982)	—

Other comprehensive income (loss)	—	—	—	—	—
Purchases(2)	—	8	50	16	(257)	(9)
Sales(3)	(15)	(1)	(35)	(3)	8	5
Settlements(4)	—	—	—	(5)	—	—
Transfers into Level 3(1)	—	—	—	—	—	—
Transfers out of Level 3(1)	—	(2)	—	—	—	—

Balance, December 31, 2014	$—	$87	$2,150	$260	$(4,352)	$(42)

(1)	Transfers into/out of Level 3 classification are reflected at beginning-of-period fair values.
(2)	For the GMIB reinsurance contract asset, and GMxB derivative features’ liability, represents attributed fee.
(3)	For the GMIB reinsurance contract asset, represents recoveries from reinsurers and for GMxB derivative features liability represents benefits paid.
(4)	For contingent payment arrangements, it represents payments under the arrangement.

The table below details changes in unrealized gains (losses) for 2016, 2015 and 2014 by category for Level 3 assets and liabilities still held at December 31, 2016, 2015 and 2014 respectively:

	Earnings (Loss)
	Investment Gains (Losses), Net	Net Derivative Gains (Losses)	OCI
	(in millions)
Held as of December 31, 2016
Change in unrealized gains (losses)
Fixed maturities, available-for-sale
Corporate	$—	$—	$11
State and political subdivisions	—	—	(2)
Commercial mortgage-backed	—	—	10
Asset-backed	—	—	1

Subtotal	$—	$—	$20

GMIB reinsurance contracts	—	(93)	—
Separate Account assets(1)	20	—	—
GMxB derivative features’ liability	—	(130)	—

Total	$20	$(223)	$20

Held as of December 31, 2015
Change in unrealized gains (losses)
Fixed maturities, available-for-sale
Corporate	$—	$—	$(25)
State and political subdivisions	—	—	(2)
Commercial mortgage-backed	—	—	68
Asset-backed	—	—	(4)

Subtotal	$—	$—	$37

GMIB reinsurance contracts	—	(322)	—
Separate Account assets(1)	36	—	—
GMxB derivative features’ liability	—	(1,068)	—

Total	$36	$(1,390)	$37

Held as of December 31, 2014
Change in unrealized gains (losses)
Fixed maturities, available-for-sale
Corporate	$—	$—	$7
State and political subdivisions	—	—	2
Commercial mortgage-backed	—	—	124
Asset-backed	—	—	7

Subtotal	$—	$—	$140

GMIB reinsurance contracts	—	678	—
Separate Account assets(1)	15	—	—
GMxB derivative features’ liability	—	(1,982)	—

Total	$15	$(1,304)	$140

(1)	There is an investment expense that offsets this investment gain (loss).

The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2016 and 2015, respectively.

Quantitative Information about Level 3 Fair Value Measurements

December 31, 2016

	Fair Value	Valuation Technique	Significant Unobservable Input	Range	Weighted Average
	(in millions)
Assets
Investments
Fixed maturities, available-for-sale
Corporate	$55	Matrix pricing model	Spread over the industry-specific benchmark yield curve	0 bps - 565 bps	151 bps

	636	Market comparable companies	EBITDA multiples Discount Rate Cash flow Multiple	4.3x - 25.6x 7.0% - 17.8% 14.0x - 16.5x	11.7x 11.4% 15.6x

Asset-backed	2	Matrix pricing model	Spread over U.S. Treasury curve	25 bps - 687 bps	38 bps

Other equity investments	26	Discounted cash flow	Earnings Multiple Discounts factor Discount years	10.8x 10.0% 12

Separate Account assets	295	Third party appraisal	Capitalization Rate Exit capitalization Rate Discount Rate	4.8% 5.7% 6.6%

	3	Discounted cash flow	Spread over U.S. Treasury curve Discount factor	273 bps - 512 bps 1.1% - 7.0%	283 bps 4.3%

GMIB reinsurance contract asset	1,735	Discounted cash flow	Lapse Rates Withdrawal Rates GMIB Utilization Rates Non-performance risk Volatility rates—Equity	1.50% - 5.65% 0.0% - 8.0% 0.0% - 16.0% 5bps - 17 bps 11.0% - 38.0%

Liabilities
GMIBNLG	5,128	Discounted cash flow	Non-performance risk Lapse Rates Withdrawal Rates Annuitization NLG Forfeiture Rates Long-term Equity Volatility	1.1% 1.2% - 26.20% 0.0% - 8.0% 0.0% - 16.0% 0.55% - 2.1% 20.0%

Assumed GMIB Reinsurance Contracts	258	Discounted cash flow	Lapse Rates Withdrawal Rates (Age 0-85) Withdrawal Rates (Age 86+) GMIB Utilization Rates Non-performance risk Volatility rates—Equity	0.7% - 14.6% 0.7% - 22.7% 1.3% - 100.0% 0.0% - 27.3% 1.8% 9.0% - 35.0%

GWBL/GMWB	114	Discounted cash flow	Lapse Rates Withdrawal Rates Utilization Rates Volatility rates—Equity	1.0% - 5.7% 0.0% - 7.0% 100% after delay 9.0% - 35.0%

GIB	30	Discounted cash flow	Lapse Rates Withdrawal Rates Utilization Rates Volatility rates—Equity	1.0% - 5.7% 0.0% - 8.0% 0.0% - 16.0% 9.0% - 35.0%

GMAB	20	Discounted cash flow	Lapse Rates Volatility rates—Equity	1.0% - 11.0% 9.0% - 35.0%

Quantitative Information about Level 3 Fair Value Measurements

December 31, 2015

	Fair Value	Valuation Technique	Significant Unobservable Input	Range	Weighted Average
	(in millions)
Assets
Investments
Fixed maturities, available-for-sale
Corporate	$61	Matrix pricing model	Spread over the industry-specific benchmark yield curve	50 bps - 565 bps	144 bps

	154	Market comparable companies	EBITDA multiples Discount rate Cash flow Multiples	7.8x - 19.1x 7.0% - 12.6% 14.0x - 16.5x	10.9x 10.0% 15.6x

Asset-backed	3	Matrix pricing model	Spread over U.S. Treasury curve	30 bps - 687 bps	90 bps

Other equity investments	10	Market comparable companies	Revenue multiple Marketability Discount	2.5x - 4.8x 30%	3.0x

	26	Discounted Cash Flow	Earnings Multiple Discounts factor Discount years	10.2x 10.0% 15

Separate Account assets	271	Third party appraisal	Capitalization Rate Exit capitalization Rate Discount Rate	4.9% 5.9% 6.7%

	7	Discounted cash flow	Spread over U.S. Treasury curve Gross domestic product rate Discount factor	280 bps - 411 bps 0.0% - 1.1% 2.3% - 5.9%	238 bps 1.09% 3.8%

GMIB reinsurance contract asset	1,828	Discounted cash flow	Lapse Rates Withdrawal Rates GMIB Utilization Rates Non-performance risk Volatility rates—Equity	1.50% - 5.7% 0.2% - 8.0% 0.0% - 16.0% 5bps - 18 bps 9.0% - 35.0%

Liabilities
GMIBNLG	4,968	Discounted cash flow	Non-performance risk Lapse Rates Withdrawal Rates Annuitization NLG Forfeiture Rates Long-term Equity Volatility	1.5% 1.2% - 26.20% 0.0% - 11.5% 0.0% - 16.0% 0.55% - 2.1% 20.0%

Assumed GMIB Reinsurance Contracts	268	Discounted cash flow	Lapse Rates Withdrawal Rates (Age 0-85) Withdrawal Rates (Age 86+) GMIB Utilization Rates Non-performance risk Volatility rates— Equity	0.7% - 15.4% 0.7% - 22.7% 1.3% - 100.0% 0.0% - 27.3% 2.6% 9.0% - 35.0%

GWBL/GMWB	120	Discounted cash flow	Lapse Rates Withdrawal Rates Utilization Rates Volatility rates—Equity	1.0% - 5.7% 0.0% - 7.0% 100% after delay 9.0% - 35.0%

GIB	35	Discounted cash flow	Withdrawal Rates Utilization Rates Volatility rates—Equity	0.0% - 8.0% 100% after delay 9.0% - 35.0%

GMAB	29	Discounted cash flow	Lapse Rates Volatility rates—Equity	1.0% - 11.0% 9.0% - 35.0%

Excluded from the tables above at December 31, 2016 and 2015, respectively, are approximately $737 million and $914 million of Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by the Company and are not readily available. The fair value measurements of these Level 3 investments comprise approximately 42.0% and 63.2% of total assets classified as Level 3 and represent only 0.4% and 0.6% of total assets measured at fair value on a recurring basis at December 31, 2016 and 2015, respectively. These investments primarily consist of certain privately placed debt securities with limited trading activity, including commercial mortgage, residential mortgage and asset-backed instruments, and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in the Company’s reporting significantly higher or lower fair value measurements for these Level 3 investments.

Included in the tables above at December 31, 2016 and 2015, respectively, are approximately $691 million and $215 million fair value of privately placed, available-for-sale corporate debt securities classified as Level 3. The fair value of private placement securities is determined by application of a matrix pricing model or a market comparable company value technique, representing approximately 80.6% and 50.0% of the total fair value of Level 3 securities in the corporate fixed maturities asset class. The significant unobservable input to the matrix pricing model valuation technique is the spread over the industry-specific benchmark yield curve. Generally, an increase or decrease in spreads would lead to directionally inverse movement in the fair value measurements of these securities. The significant unobservable input to the market comparable company valuation technique is the discount rate. Generally, a significant increase (decrease) in the discount rate would result in significantly lower (higher) fair value measurements of these securities.

Residential mortgage-backed securities classified as Level 3 primarily consist of non-agency paper with low trading activity. Included in the tables above at December 31, 2016 and 2015, there were no Level 3 securities that were determined by application of a matrix pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Generally, a change in spreads would lead to directionally inverse movement in the fair value measurements of these securities.

Asset-backed securities classified as Level 3 primarily consist of non-agency mortgage loan trust certificates, including subprime and Alt-A paper, credit tenant loans, and equipment financings. Included in the tables above at December 31, 2016 and 2015, are approximately 1.7% and 7.3%, respectively, of the total fair value of these Level 3 securities that is determined by application of a matrix pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Significant increases (decreases) in spreads would result in significantly lower (higher) fair value measurements.

Included in other equity investments classified as Level 3 are reporting entities’ venture capital securities in the Technology, Media and Telecommunications industries. The fair value measurements of these securities include significant unobservable inputs including an enterprise value to revenue multiples and a discount rate to account for liquidity and various risk factors. Significant increases (decreases) in the enterprise value to revenue multiple inputs in isolation would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement.

Separate Account assets classified as Level 3 in the table at December 31, 2016 and 2015, primarily consist of a private real estate fund with a fair value of approximately $295 million and $271 million, a private equity investment with a fair value of approximately $1 million and $2 million and mortgage loans with fair value of approximately $2 million and $5 million, respectively. A third party appraisal valuation technique is used to measure the fair value of the private real estate investment fund, including consideration of observable replacement cost and sales comparisons for the underlying commercial properties, as well as the results from applying a discounted cash flow approach. Significant increase (decrease) in isolation in the capitalization rate and exit capitalization rate assumptions used in the discounted cash flow approach to the appraisal value would result in a higher (lower) measure of fair value. A discounted cash flow approach is applied to determine the private equity investment for which the significant unobservable assumptions are the gross domestic product rate formula and a discount factor that takes into account various risks, including the illiquid nature of the investment. A significant increase (decrease) in the gross domestic product rate would have a directionally inverse effect on the fair value of the security. With respect to the fair value measurement of mortgage loans a discounted cash flow approach is applied, a significant increase (decrease) in the assumed spread over U.S. Treasury securities would produce a lower (higher) fair value measurement. Changes in the discount rate or factor used in the valuation techniques to determine the fair values of these private equity investments and mortgage loans generally are not correlated to changes in the other significant unobservable inputs. Significant increase (decrease) in isolation in the discount rate or factor would result in significantly lower (higher) fair value measurements. The remaining Separate Account investments classified as Level 3 excluded from the table consist of mortgage- and asset-backed securities with fair values of approximately $12 million and $3 million at December 31, 2016 and $28 million and $7 million at December 31, 2015, respectively. These fair value measurements are determined using substantially the same valuation techniques as earlier described above for the Company’s General Account investments in these securities.

Significant unobservable inputs with respect to the fair value measurement of the Level 3 GMIB reinsurance contract asset and the Level 3 liabilities identified in the table above are developed using the Company data. Validations of unobservable inputs are performed to the extent the Company has experience. When an input is changed the model is updated and the results of each step of the model are analyzed for reasonableness.

The significant unobservable inputs used in the fair value measurement of the Company’s GMIB reinsurance contract asset are lapse rates, withdrawal rates and GMIB utilization rates. Significant increases in GMIB utilization rates or decreases in lapse or withdrawal rates in isolation would tend to increase the GMIB reinsurance contract asset.

Fair value measurement of the GMIB reinsurance contract asset and liabilities includes dynamic lapse and GMIB utilization assumptions whereby projected contractual lapses and GMIB utilization reflect the projected net amount of risks of the contract. As the net amount of risk of a contract increases, the assumed lapse rate decreases and the GMIB utilization increases. Increases in volatility would increase the asset and liabilities.

The significant unobservable inputs used in the fair value measurement of the Company’s GMIBNLG liability are lapse rates, withdrawal rates, GMIB utilization rates, adjustment for non-performance risk and NLG forfeiture rates. NLG forfeiture rates are caused by excess withdrawals above the annual GMIB accrual rate that cause the NLG to expire. Significant decreases in lapse rates, NLG forfeiture rates, adjustment for non-performance risk and GMIB utilization rates would tend to increase the GMIBNLG liability, while decreases in withdrawal rates and volatility rates would tend to decrease the GMIBNLG liability.

The significant unobservable inputs used in the fair value measurement of the Company’s GMWB and GWBL liability are lapse rates and withdrawal rates. Significant increases in withdrawal rates or decreases in lapse rates in isolation would tend to increase these liabilities. Increases in volatility would increase these liabilities.

The three AB acquisition-related contingent consideration liabilities recorded have a combined fair value of $18 million as of December 31, 2016, and are valued using a projected AUM weighted average growth rate of 18% for one acquisition, and revenue growth rates and discount rates ranging from 4% to 31% and 1.4% to 6.4%, respectively, for the three acquisitions.

As of December 31, 2015, the same acquisition-related contingent consideration liabilities recorded had a combined fair value of $31 million and were valued using a projected AUM weighted average growth rate of 46%, a revenue growth rate of 43% and discount rates ranging from 3.0% to 6.4%. During 2015, we recorded changes in estimates of the contingent consideration payable relating to recent acquisitions of $7 million.

The MLOA contingent payment arrangements associated with the Agreement (with a fair value of $7 million as of December 31, 2016 is measured using projected premiums from these policies, net of potential surrenders and terminations, and applying a risk-adjusted discount factor (7% at December 31, 2016) to the resulting cash flows.

The carrying values and fair values at December 31, 2016 and 2015 for financial instruments not otherwise disclosed in Notes 3 and 12 are presented in the table below. Certain financial instruments are exempt from the requirements for fair value disclosure, such as insurance liabilities other than financial guarantees and investment contracts, limited partnerships accounted for under the equity method and pension and other postretirement obligations.

	Carrying Value	Fair Value
		Level 1	Level 2	Level 3	Total
	(in millions)
December 31, 2016:
Mortgage loans on real estate	$9,774	$—	$—	$9,624	$9,624
Loans to affiliates	1,257	—	1,361	—	1,361
Policyholders liabilities: Investment contracts	2,398	—	—	2,510	2,510
FHLBNY funding agreements	2,255	—	2,202	—	2,202
Short term and long-term debt	1,605	—	1,716	—	1,716
Loans from affiliates	2,904	—	3,031	—	3,031
Policy loans	3,855	—	—	4,742	4,742
Separate Account liabilities	6,194	—	—	6,194	6,194
December 31, 2015:
Mortgage loans on real estate	$7,169	$—	$—	$7,257	$7,257
Loans to affiliates	1,242	—	1,364	—	1,364
Policyholders liabilities: Investment contracts	7,506	—	—	7,618	7,618
FHLBNY funding agreements	500	—	500	—	500
Short term and long-term debt	1,786	—	1,897	—	1,897
Loans from affiliates	4,665	—	4,525	253	4,778
Policy loans	3,867	—	—	4,803	4,803
Separate Account liabilities	5,124	—	—	5,124	5,124

Fair values for commercial and agricultural mortgage loans on real estate are measured by discounting future contractual cash flows to be received on the mortgage loan using interest rates at which loans with similar characteristics and credit quality would be made. The discount rate is derived from taking the appropriate U.S. Treasury rate with a like term to the remaining term of the loan and adding a spread reflective of the risk premium associated with the specific loan. Fair values for mortgage loans anticipated to be foreclosed and problem mortgage loans are limited to the fair value of the underlying collateral, if lower.

Fair values for the Company’s long-term debt are determined from quotations provided by brokers knowledgeable about these securities and internally assessed for reasonableness. The Company’s short-term debt primarily includes commercial paper with short term maturities and book value approximates fair value. The fair values of the Company’s borrowing and lending arrangements with AXA affiliated entities are determined in the same manner as for such transactions with third parties, including matrix pricing models for debt securities and discounted cash flow analysis for mortgage loans.

The fair value of policy loans is calculated by discounting expected cash flows based upon the U.S. Treasury yield curve and historical loan repayment patterns.

Fair values for FHLBNY funding agreements are determined from a matrix pricing model and are internally assessed for reasonableness. The matrix pricing model for FHLBNY funding agreements utilizes an independently sourced U.S. Treasury curve which is separately sourced from the Barclays’ suite of curves.

The fair values for the Company’s association plans contracts, supplementary contracts not involving life contingencies (“SCNILC”), deferred annuities and certain annuities, which are included in Policyholders’

account balances and liabilities for investment contracts with fund investments in Separate Accounts are estimated using projected cash flows discounted at rates reflecting current market rates. Significant unobservable inputs reflected in the cash flows include lapse rates and withdrawal rates. Incremental adjustments may be made to the fair value to reflect non-performance risk. Certain other products such as Access Accounts and escrow shield plus product reserves are held at book value.

8)	Insurance Liabilities

A)	Variable Annuity Contracts—GMDB, GMIB, GIB and GWBL and Other Features

The Company has certain variable annuity contracts with GMDB, GMIB, GIB and GWBL and other features in-force that guarantee one of the following:

•	Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

•	Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

•	Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages;

•	Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit, which may include either a five year or an annual reset; or

•	Withdrawal: the withdrawal is guaranteed up to a maximum amount per year for life.

The following table summarizes the direct GMDB and GMIB with no NLG features liabilities, before reinsurance ceded, reflected in the consolidated balance sheets in future policy benefits and other policyholders’ liabilities:

	GMDB	GMIB	Total
	(in millions)
Balance at January 1, 2014	$1,617	$4,390	$6,007
Paid guarantee benefits	(232)	(221)	(453)
Other changes in reserve	347	540	887

Balance at December 31, 2014	1,732	4,709	6,441
Paid guarantee benefits	(313)	(89)	(402)
Other changes in reserve	1,580	(729)	851

Balance at December 31, 2015	2,999	3,891	6,890
Paid guarantee benefits	(357)	(281)	(638)
Other changes in reserve	528	264	792

Balance at December 31, 2016	$3,170	$3,874	$7,044

The following table summarizes the ceded GMDB liabilities, reflected in the consolidated balance sheets in amounts due from reinsurers:

GMDB
(in millions)
Balance at January 1, 2014	$70
Paid guarantee benefits	(17)
Other changes in reserve	12

Balance at December 31, 2014	65
Paid guarantee benefits	(18)
Other changes in reserve	51

Balance at December 31, 2015	98
Paid guarantee benefits	(15)
Other changes in reserve	7

Balance at December 31, 2016	$90

The following table summarizes the assumed GMDB liabilities, reflected in the consolidated balance sheets in future policy benefits and other policyholders’ liabilities:

GMDB
(in millions)
Balance at January 1, 2014	$142
Paid guarantee benefits	(29)
Other changes in reserve	8

Balance at December 31, 2014	121
Paid guarantee benefits	(32)
Other changes in reserve	46

Balance at December 31, 2015	135
Paid guarantee benefits	(33)
Other changes in reserve	19

Balance at December 31, 2016	$121

The liability for the GMxB derivative features liability, the liability for SCS, SIO, MSO and IUL indexed features and the GMIB reinsurance contracts are considered embedded or freestanding insurance derivatives and are reported at fair value. Summarized in the table below is a summary of the fair value of these liabilities at December 31, 2016 and 2015:

	December 31,
	2016	2015
	(in millions)
GMIBNLG(1)	$5,128	$4,968
SCS, MSO, IUL features(2)	911	309
GMIB reinsurance contract liability(1)	258	268
GWBL/GMWB(1)	114	120
GIB(1)	30	35
GMAB(1)	20	29

Total Embedded and Freestanding derivative liability	$6,461	$5,729

GMIB reinsurance contract asset(3)	$1,735	$1,829

(1)	Reported in future policyholders’ benefits and other policyholders’ liabilities in the consolidated balance sheets.
(2)	Reported in policyholders’ account balances in the consolidated balance sheets.
(3)	Reported in GMIB reinsurance contract asset, at fair value in the consolidated balance sheets.

The December 31, 2016 values for direct variable annuity contracts in force on such date with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:

	Return of Premium	Ratchet	Roll-Up	Combo	Total
	(in millions; except age and interest rate)
GMDB
Account values invested in:
General Account	$13,642	$121	$72	$220	$14,055
Separate Accounts	$40,736	$8,905	$3,392	$33,857	$86,890
Net amount at risk, gross	$237	$154	$2,285	$16,620	$19,296
Net amount at risk, net of amounts reinsured	$237	$146	$1,556	$16,620	$18,559
Average attained age of policyholders	51.2	65.8	72.3	67.1	55.1
Percentage of policyholders over age 70	9.2%	37.1%	60.4%	40.6%	17.1%
Range of contractually specified interest rates	N/A	N/A	3%-6%	3%-6.5%	3%-6.5%
GMIB
Account values invested in:
General Account	N/A	N/A	$33	$321	$354
Separate Accounts	N/A	N/A	$18,170	$39,679	$57,849
Net amount at risk, gross	N/A	N/A	$1,084	$6,664	$7,748
Net amount at risk, net of amounts reinsured	N/A	N/A	$334	$6,017	$6,351
Weighted average years remaining until annuitization	N/A	N/A	1.6	1.3	1.3
Range of contractually specified interest rates	N/A	N/A	3%-6%	3%-6.5%	3%-6.5%

The December 31, 2016 values for assumed variable annuity contracts in force on such date with GMDB and GMIB features are presented in the following table:

	Return of Premium or Reset	Ratchet	Roll-Up	Combo	Total
	(in millions, except age and interest rates)
GMDB
Reinsured Account values	$1,064	$6,090	$321	$1,934	$9,409
Net amount at risk assumed	$9	$380	$35	$488	$912
Average attained age of policyholders	66	71	76	75	72
Percentage of policyholders over age 70	39.3%	58.6%	74.8%	71.4%	59.6%
Range of contractually specified interest rates	N/A	N/A	3%-10%	5%-10%	3%-10%
GMIB
Reinsured Account values	$986	$70	$296	$1,366	$2,718
Net amount at risk assumed	$3	$1	$57	$295	$356
Average attained age of policyholders	71	72	70	68	69
Percentage of policyholders over age 70	59.5%	58.3%	52.0%	44.8%	51.3%
Range of contractually specified interest rates(1)	N/A	N/A	3.3%-6.5%	6.0%	3.3%-6.5%

For more information about the reinsurance programs of the Company’s GMDB and GMIB exposure, see “Reinsurance Agreements” in Note 9.

Variable Annuity In-force Management. The Company proactively manages its variable annuity in-force business. Since in 2012, the Company has initiated several programs to purchase from certain policyholders the GMDB and GMIB riders contained in their Accumulator contracts. In March 2016, a program to give policyholders an option to elect a full buyout of their rider or a new partial (50%) buyout of their rider expired. The Company believes that buyout programs are mutually beneficial to both the Company and policyholders who no longer need or want all or part of the GMDB or GMIB rider. To reflect the actual payments from the buyout program that expired in March 2016 the Company recognized an $18 million increase to Net income in 2016.

B)	Separate Account Investments by Investment Category Underlying GMDB and GMIB Features

The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option, which is part of the General Account and variable investment options that invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Because variable annuity contracts offer both GMDB and GMIB features, GMDB and GMIB amounts are not mutually exclusive.

Investment in Variable Insurance Trust Mutual Funds

	December 31,
	2016	2015
	(in millions)
GMDB
Equity	$69,625	$66,230
Fixed income	2,483	2,686
Balanced	14,434	15,350
Other	348	374

Total	$86,890	$84,640

GMIB
Equity	$45,931	$43,874
Fixed income	1,671	1,819
Balanced	10,097	10,696
Other	150	170

Total	$57,849	$56,559

C)	Hedging Programs for GMDB, GMIB, GIB and Other Features

Beginning in 2003, the Company established a program intended to hedge certain risks associated first with the GMDB feature and, beginning in 2004, with the GMIB feature of the Accumulator series of variable annuity products. The program has also been extended to cover other guaranteed benefits as they have been made available. This program utilizes derivative contracts, such as exchange-traded equity, currency and interest rate futures contracts, total return and/or equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options, that collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits’ exposures attributable to movements in the capital markets. At the present time, this program hedges certain economic risks on products sold from 2001 forward, to the extent such risks are not externally reinsured. At December 31, 2016, the total account value and net amount at risk of the hedged variable annuity contracts were $66,074 million and $17,460 million, respectively, with the GMDB feature and $55,139 million and $7,627 million, respectively, with the GMIB and GIB feature. A hedge program is also used to manage certain capital markets risks associated with the products the Company has assumed that have GMDB and GMIB features. At December 31, 2016, the total account value and net amount at risk of the hedged assumed variable annuity contracts were $9,409 million and $912 million, respectively, with the GMDB feature and $2,718 million and $356 million, respectively, with the GMIB feature.

These programs do not qualify for hedge accounting treatment. Therefore, gains (losses) on the derivatives contracts used in these programs, including current period changes in fair value, are recognized in net investment income (loss) in the period in which they occur, and may contribute to income (loss) volatility.

D)	Variable and Interest-Sensitive Life Insurance Policies—NLG

The NLG feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The NLG remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

The following table summarizes the NLG liabilities, reflected in the General Account in Future policy benefits and other policyholders’ liabilities, the related reinsurance reserve ceded, reflected in Amounts due from reinsurers and deferred cost of reinsurance, reflected in Other assets in the Consolidated balance sheets:

Direct Liability(1)
(in millions)
Balance at January 1, 2014	$891
Other changes in reserves	195

Balance at December 31, 2014	1,086
Other changes in reserves	176

Balance at December 31, 2015	1,262
Other changes in reserves	63

Balance at December 31, 2016	$1,325

(1)	There were no amounts of reinsurance ceded in any period presented.

9)	REINSURANCE AGREEMENTS

The Company assumes and cedes reinsurance with other insurance companies. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

The following table summarizes the effect of reinsurance:

	2016	2015	2014
	(in millions)
Direct premiums	$978	$970	$1,004
Reinsurance assumed	231	234	244
Reinsurance ceded	(146)	(146)	(162)

Premiums	$1,063	$1,058	$1,086

Policy charges and fee income ceded	$393	$378	$360

Policyholders’ benefits ceded	$871	$695	$784

Interest Credited to Policyholders’ Account Balances Ceded	$51	$62	$53

Ceded Reinsurance

The Company reinsures most of its new variable life, UL and term life policies on an excess of retention basis. The Company generally retains up to $25 million on each single life policy and $30 million on each second-to-die policy with the excess 100% reinsured. The Company also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

At December 31, 2016, the Company had reinsured with non-affiliates in the aggregate approximately 3.6% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 11.8% of its current liability exposure resulting from the GMIB feature. For additional information, see Note 8 “Insurance Liabilities.”

Based on management’s estimates of future contract cash flows and experience, the estimated net fair values of the ceded GMIB reinsurance contracts, considered derivatives at December 31, 2016 and 2015 were $1,735 million and $1,829 million, respectively. The increases (decreases) in estimated fair value were $(93) million, $(322) million and $693 million for 2016, 2015 and 2014, respectively.

At December 31, 2016 and 2015, respectively, third-party reinsurance recoverables related to insurance contracts amounted to $5,220 million and $5,270 million. Additionally, $3,096 million and $3,087 million of the amounts due from reinsurers related to two specific reinsurers (not including Protective Life) which were Zurich Insurance Company, Ltd. (AA- rating by S&P) and RGA Reinsurance Company (AA- rating by S&P). A contingent liability exists with respect to reinsurance, should the reinsurers be unable to meet their obligations the Company continues to have the direct obligation.

On October 1, 2013, MLOA entered into an agreement with Protective Life to reinsure an in-force book of life insurance and annuity policies, written primarily prior to 2004. As of December 31, 2016 and 2015 included in the Company’s balance sheet were Amounts due from reinsurers of $1,287 million and $1,309 million, respectively, including $1,092 million and $1,124 million of Policyholders’ account balances relating to the reinsurance agreement with Protective Life. During 2016, 2015 and 2014, total premiums ceded to Protective Life were $20 million, $21 million and $24 million, respectively, and policyholder benefits ceded in 2016, 2015 and 2014 were $223 million, $219 million and $242 million, respectively. As of December 31, 2016, Protective Life was rated AA- by Standard & Poor’s (“S&P”).

Amounts due to reinsurers were $1,509 million and $1,535 million at December 31, 2016 and 2015, respectively. Included in this balance were policy loans ceded to RGA Reinsurance Company of $1,289 million and $1,306 million at December 31, 2016 and 2015, respectively and policy loans ceded to Protective Life of $130 million and $130 million at December 31, 2016 and 2015, respectively.

The Company cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $82 million and $93 million at December 31, 2016 and 2015, respectively.

The Company also cedes a portion of its extended term insurance and paid-up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

Assumed Reinsurance

The Company has also assumed accident, life, health, annuity, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. In addition to the sale of insurance products, the Company currently acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. Reinsurance assumed reserves at December 31, 2016 and 2015 were $731 million and $723 million, respectively.

The Company assumed risks from other insurance companies through agreements covering certain individual annuity benefits (including GMDB and GMIB), term, universal, and whole life, group life, group health and special risk insurance. Based on management’s estimates of future contract cash flows and experience, the estimated net fair values of the assumed GMIB insurance contracts, considered derivatives at December 31, 2016 and 2015 were $258 million and $268 million, respectively. The increases (decreases) in estimated fair value of the assumed reinsurance contract liabilities were $(10) million, $38 million and $74 million for 2016, 2015 and 2014, respectively.

For affiliated reinsurance agreements, see “Related Party Transactions” in Note 11.

Claim reserves and associated liabilities for Individual Disability Income (“DI”) and major medical policies were $1,919 million and $1,789 million before ceded reserves of $1,850 million and $1,709 million at December 31, 2016 and 2015, respectively. At December 31, 2016 and 2015, respectively, $1,676 million and $1,652 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group, rated AA- by S&P. Net incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized below:

	2016	2015	2014
	(in millions)
Incurred benefits related to current year	$7	$11	$14
Incurred benefits related to prior years	15	22	16

Total Incurred Benefits	$22	$33	$30

Benefits paid related to current year	$17	$18	$20
Benefits paid related to prior years	15	13	11

Total Benefits Paid	$32	$31	$31

10)	SHORT-TERM AND LONG-TERM DEBT

Short-term and long-term debt consists of the following:

	December 31,
	2016	2015
	(in millions)
Short-term debt:
AB commercial paper (with interest rates of 0.9% and 0.5%)	$513	$584
AXA Financial commercial paper (with interest rates of 1.5% and 0.5%)	743	853

Total short-term debt	$1,256	$1,437

Long-term debt:
AXA Financial Senior Debentures, 7.0%, due 2028	349	349

Total Short-term and Long-term debt	$1,605	$1,786

Short-term Debt

In June 2009, the Company and AXA initiated a commercial paper program on a private placement basis under which the Company or AXA may issue short-term unsecured notes in an aggregate amount not to exceed $2,000 million outstanding at any time. The obligations of the Company are guaranteed by AXA. At December 31, 2016 and 2015, $743 million and $853 million were outstanding with interest rates of 1.5% and 0.5%, respectively.

As of December 31, 2016 and 2015, AB had $513 million and $584 million, respectively, in commercial paper outstanding with weighted average interest rates of approximately 0.9% and 0.5%, respectively.

Long-term Debt

The AXA Financial Senior Debentures contain customary affirmative and negative covenants, including a limitation on liens and a limit on AXA Financial’s ability to consolidate, merge or sell or otherwise dispose of all or substantially all of its assets. At December 31, 2016, the Company was not in breach of any of these covenants.

AXA Financial and AXA Arizona RE Credit Facilities

Credit facilities available to the Company consist of following:

	Date			Available to Company
Facilities	Start	Maturity	Total Facility	Revolver	Swingline
			(In Million)
Bilateral Facilities
JP Morgan	5/7/2014	5/7/2019	$250	$250	$250
Citibank	12/18/2015	12/18/2020	$300	$300	$300
BAML	7/28/2016	7/28/2021	$300	$300	$300
Syndicated Facilities
Syndicated (HSBC as Agent)	7/13/2011	7/13/2018	€4,000	€4,000	$500
Club Deal (HSBC as Agent)	12/12/2014	12/11/2020	€1,570	€1,570	$1,000
Club Deal (Citibank as Agent)	6/26/2015	6/26/2021	$1,295	$250	$250
Affiliated Facilities
AXA S.A.	11/18/2016	11/18/2019	$1,500	$1,500	$—

In May 2014, AXA and the Company entered into a credit agreement with J. P. Morgan Chase Bank. The credit agreement calls for a $250 million multicurrency revolving credit facility (including a swingline facility). Under the terms of the credit agreement, up to $250 million is available to the Company for general corporate purposes and Commercial Paper refinancing (“CP refinancing”). The obligations of the Company are guaranteed by AXA. At December 31, 2016, no borrowings were outstanding.

In December 2015, AXA and the Company entered into a credit agreement with Citibank which calls for a $300 million multicurrency revolving credit facility (including a swingline facility). Under the terms of the credit agreement, up to $300 million is available to the Company for general corporate purpose and CP refinancing until its maturity. The obligations of the Company are guaranteed by AXA. At December 31, 2016, no borrowings were outstanding.

In July 2016, AXA and the Company entered into a credit agreement with Bank of America Merrill Lynch. The credit agreement calls for a $300 million multicurrency revolving credit facility (including a swingline facility). Under the terms of the credit agreement, up to $300 million is available to the Company for general corporate purposes and CP refinancing until its maturity. The obligations of the Company are guaranteed by AXA. At December 31, 2016, no borrowings were outstanding.

In July 2011, AXA, the Company and AXA RE Arizona Company (“AXA Arizona RE”) entered into a multi-currency revolving credit facility with a number of lending institutions. The credit agreement provides for an unsecured revolving credit facility totaling €4,000 million (or its equivalent in optional currencies). The maximum amount which may be drawn or utilized by the Company and AXA Arizona RE in respect of letters of credit is $917 million in aggregate and with respect to swingline loans $500 million in aggregate for AXA and the Company. The Company and AXA Arizona RE may only draw loans denominated in U.S. dollars. The obligations of the Company and AXA Arizona RE are guaranteed by AXA. Loans drawn under the credit agreement may be borrowed for general corporate purposes and CP refinancing until its maturity. At December 31, 2016, no borrowings were outstanding.

In December 2014, AXA, Holdings, AXA Arizona RE and CS Life Re entered into a credit agreement with a number of major European lending institutions. The credit agreement provides for an unsecured revolving credit facility totaling €1,570 million (or its equivalent in optional currencies). The obligations of Holdings, AXA Arizona RE and CS Life Re are guaranteed by AXA. Amounts under the credit agreement may be borrowed for general corporate purposes and CP refinancing. At December 31, 2016, no borrowings were outstanding.

In June 2015, AXA and the Company entered into a club deal credit facility with a number of lending institutions. The credit agreement provides for an unsecured revolving credit facility totaling $1,295 million

(or its equivalent in optional currencies). The aggregated maximum amount which may be utilized by the Company in respect of revolving loans or swingline advances is $250 million. The Company may only draw loans denominated in U.S. dollars. The obligations of the Company are guaranteed by AXA. Loans drawn under the credit agreement may be borrowed for general corporate purposes and swingline advances for CP refinancing until its maturity. At December 31, 2016, no borrowings were outstanding under this facility.

In addition, in November 2016, AXA Arizona RE entered into a revolving facility agreement with AXA. The credit agreement provides for an unsecured revolving credit facility totaling $1,500 million with a 3 year maturity. At December 31, 2016, no borrowings were outstanding under this facility.

AB Credit Facilities

AB has a $1,000 million committed, unsecured senior revolving credit facility (“AB Credit Facility”) with a group of commercial banks and other lenders, which matures on October 22, 2019. The AB Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $250 million, any such increase being subject to the consent of the affected lenders. The AB Credit Facility is available for AB and SCB LLC’s business purposes, including the support of AB’s $1,000 million commercial paper program. Both AB and SCB LLC can draw directly under the AB Credit Facility and management may draw on the AB Credit Facility from time to time. AB has agreed to guarantee the obligations of SCB LLC under the AB Credit Facility.

The AB Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including, among other things, restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. As of December 31, 2016, AB and SCB LLC were in compliance with these covenants. The AB Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or lender’s commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the AB Credit Facility automatically would become immediately due and payable, and the lender’s commitments automatically would terminate.

As of December 31, 2016, AB and SCB LLC had no amounts outstanding under the AB Credit Facility and did not draw upon the AB Credit Facility in 2016.

On December 1, 2016, AB entered into a $200 million, unsecured 364-day senior revolving credit facility (the “AB Revolver”) with a leading international bank and the other lending institutions that may be party thereto. The AB Revolver is available for AB’s and SCB LLC’s business purposes, including the provision of additional liquidity to meet funding requirements primarily related to SCB LLC’s operations. Both AB and SCB LLC can draw directly under the AB Revolver and management expects to draw on the AB Revolver from time to time. AB has agreed to guarantee the obligations of SCB LLC under the AB Revolver. The AB Revolver contains affirmative, negative and financial covenants which are identical to those of the AB Credit Facility. As of December 31, 2016, AB had no amounts outstanding under the AB Revolver.

In addition, SCB LLC has four uncommitted lines of credit with three financial institutions. Three of these lines of credit permit SCB LLC to borrow up to an aggregate of approximately $225 million, with AB named as an additional borrower, while one line has no stated limit. As of December 31, 2016, SCB LLC had no bank loans outstanding.

11)	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into various transactions with affiliated companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions.

	December 31,
	2016	2015
	(in millions)
Loans to Affiliates:
Loans to AXA
2007 Senior Unsecured Note, 5.7%, due 2020	$700	$700
2008 Senior Unsecured Note, 5.4%, due 2020	212	212
Unsecured Loan to AXA IM, 3 month LIBOR +150 bps 2025	185	185
Unsecured Loan to Colisée Re 4.75%, due 2028	145	145
Unsecured Loan to AXA Technology Services SAS, 2.0%, due 2017	10	—
Unsecured Loan to AXA Technology Services Mexico SA, 2.0%, due 2017	2	—
Unsecured Loan to PT AXA Technology Services Asia Indonesia, 6.0%, due 2028	3	—

Total Loans to Affiliates	$1,257	$1,242

Loans to Affiliates. In September 2007, AXA issued a $700 million 5.4% Senior Unsecured Note to the Company. The note pays interest semi-annually and was scheduled to mature on September 30, 2012. In March 2011, the maturity date of the note was extended to December 30, 2020 and the interest rate was increased to 5.7%.

In December 2008, AXA issued a $500 million term loan to the Company. In December 2014, AXA repaid $300 million on this term loan to the Company plus accrued interest. This term loan has an interest rate of 5.4% payable semi-annually with a maturity date of December 15, 2020. As of December 31, 2016 there was an outstanding balance of $200 million on this term loan, with a carrying value of $212 million.

In December 2013, Colisée Re issued a $145 million 4.75% Senior Unsecured Note to Holdings. The loan is scheduled to mature on December 19, 2028.

In December 2015, AXA IM Holding U.S. Inc. received a $185 million 3 month LIBOR plus 1.5% unsecured loan from AXA Financial. The loan pays interest quarterly and is scheduled to mature on December 10, 2025.

In September 2016, AXA Tech issued a $10 million 2.0% unsecured loan to AXA Technology Services SAS. The loan is scheduled to mature on March 27, 2017.

In June 2016, AXA Tech issued a $2 million 2.0% unsecured loan to AXA Technology Services Mexico SA. The loan is scheduled to mature on June 14, 2017.

In October 2016, AXA Tech issued a $3 million 6.0% unsecured loan to PT AXA Technology Services Asia Indonesia. The loan is scheduled to mature on October 3, 2022.

	December 31,
	2016	2015
	(in millions)
Loans from Affiliates:
AXA S.A. term loan, 3 month LIBOR +106 bps, 2024	$1,007	$2,207
AXA Japan Subordinated Notes, floating rate of LIBOR +120bps, due 2020	770	770
AXA Belgium €300 million EURIBOR +115 bps, 2017	391	391
AXA S.A. unsecured loan, 1 month LIBOR + 58bps, 2016	—	300
AXA France mortgage loan, 4% due 2024	—	72
AXA U.K. mortgage loan, 4% due 2024	—	177
AXA S.A. loan, LIBOR + 1.44%, 2022	366	366
Coliseum Reinsurance Company, 4.75%, due 2028	387	387
AXA America Corporate Solutions, Inc., 1.39%, due 2017	56	56
Foreign Exchange impact of Belgium loan	(73)	(65)
AXA Technology Services SAS, 1.42%, due 2019	—	4

Total Loans From Affiliates	$2,904	$4,665

Loans from Affiliates. In March 2010, the Company issued Subordinated Notes to AXA Life Insurance Company, Ltd. (“AXA Japan”), in the amount of $770 million. The Subordinated Notes have a maturity date of March 30, 2020 and a floating interest rate of LIBOR plus 120 basis points, which resets semiannually on March 30 and September 30. The 2016, 2015 and 2014 interest cost related to the Subordinated Notes totaled approximately $16 million, $12 million and $12 million, respectively.

In January 2016, AXA Financial pre-paid a $177 million term loan from AXA U.K. and $72 million term loan from AXA France. Both were previously reported in Loans from affiliates on the consolidated balance sheets. As a result of this pre-payment the Company incurred a prepayment penalty of $43 million.

In October 2012, AXA Financial issued a note denominated in Euros in the amount of €300 million or $391 million to AXA Belgium. This note bears interest at a rate of Europe Interbank Offered Rate (“EURIBOR”) plus 115 basis points. Concurrently, the Company entered into a swap with AXA, covering the exchange rate on both the interest and principal payments related to this note. The note has a maturity date of October 23, 2017 and the interest rate on the swap is LIBOR plus 147.5 basis points. The 2016 and 2015 interest cost related to this loan totaled approximately $9 million and $7 million, respectively.

In December 2014, AXA Financial received a $2,727 million, 3 month LIBOR plus 1.06% margin term loan from AXA. The loan has a maturity date of December 18, 2024. In June 2015, AXA Financial repaid $520 million and during 2016 repaid an additional $1,200 million of this loan. The outstanding balance on this loan at December 31, 2016 is $1,007 million. The 2016 and 2015 interest cost related to this loan totaled approximately $23 million and $33 million, respectively.

In December 2015, AXA Financial received a $300 million, 1-month LIBOR plus 0.6% unsecured loan from AXA. The Company repaid this loan on June 30, 2016.

In 2015, Holdings received a $366 million, 3-month LIBOR plus 1.44% loan from AXA. The loan has a maturity date of October 8, 2022. The 2016 and 2015 interest cost related to this loan totaled approximately $8 million and $2 million, respectively.

In 2013, Holdings received 242 million and $145 million loans from Coliseum Reinsurance Company. The loans have maturity dates in December 2028. The balance at December 31, 2016 and 2015 was $387 million. The 2016, 2015 and 2014 interest cost related to these loans totaled approximately $18 million each year.

In 2014, Holdings received a $56 million, 1.39% loan from AXA America Corporate Solutions, Inc. The loan has a maturity date of January 4, 2017. The 2016, 2015 and 2014 interest cost related to the loan totaled approximately $1 million each year.

In January 2016, AXA Tech repaid a $4 million 12-month LIBOR plus 0.50% loan from AXA Technology Services SAS.

Cost sharing and service agreements. The Company participates in certain cost sharing and service agreements with AXA and other nonconsolidated affiliates (collectively, “AXA Affiliates”). For example, AXA Tech manages the IT infrastructure of, and provides consulting and coordination services to, various AXA Affiliates. The costs related to the cost sharing and service agreements are allocated based on methods that management believes are reasonable, including a review of the nature of such costs and the activities performed to support each company.

In addition to the above, AXA allocates a portion of its corporate overhead expenses to the Company, expenses associated with overhead costs were $26 million, $24 million and $26 million, in 2016, 2015 and 2014, respectively.

Investment management and service fees. AXA Equitable FMG provides investment management and administrative services to EQAT, VIP Trust, 1290 Funds and the Other AXA Trusts, all of which are considered related parties. Investment management and service fees earned are calculated as a percentage of assets under management and are recorded as revenue as the related services are performed.

Investment management and service expenses. AXA Investment Managers (“AXA IM”) and AXA Rosenberg provide sub-advisory services with respect to certain portfolios of EQAT, VIP Trust and the Other AXA Trusts. Also, AXA IM and AXA Real Estate Investment Managers (“AXA REIM”) manage certain General Account investments. Fees paid to these affiliates are based on investment advisory service agreements with each affiliate.

Guarantees and Credit Facility. The Company pays fees to AXA for its guarantee of certain letters of credit and for AXA’s credit facility with AXA Arizona RE.

The table below summarizes the expenses reimbursed to/from the Company and the fees received/paid by the Company in connection with agreements with AXA Affiliates described above for 2016, 2015 and 2014.

	December 31,
	2016	2015	2014
	(in millions)
Expenses paid or accrued for
General services provided by AXA Affiliates	$118	$96	$91
Investment management services provided by AXA IM, AXA REIM and AXA Rosenberg	7	63	56
Guarantees and credit facility	12	12	11

Total	137	171	158

Revenue received or accrued for
Investment management and administrative services provided to EQAT, VIP Trust, 1290 Funds and Other AXA Trusts	674	707	711
General services provided to AXA Affiliates	10	6	7
Services provided by AXA Tech to AXA Affiliates	19	19	21

Total	$703	$732	$739

Insurance related transactions.

Reinsurance Assumed

AXA Global Life retrocedes a quota share portion of certain life and health risks of various AXA affiliates to AXA Equitable Life and MLOA on a one-year term basis. Also, AXA Life Insurance Company Ltd cedes a portion of its variable deferred annuity business to AXA Equitable Life.

Premiums earned in 2016, 2015 and 2014 were $9 million, $8 million and $10 million, respectively.

Claims and expenses paid in 2016, 2015 and 2014 were $2.1 million, $2 million, and $1 million, respectively.

Reinsurance Ceded

AXA Equitable Life has entered into a stop loss reinsurance agreement with AXA Global Life to protect

AXA Equitable Life with respect to a deterioration in its claim experience following the occurrence of an extreme mortality event.

AXA Equitable Life has accepted certain retrocession policies through reinsurance agreements with various reinsurers. AXA Equitable Life retrocedes to AXA Global Life the excess of its first retention layer.

Certain of our subsidiaries have entered into a Life Catastrophe Excess of Loss Reinsurance Agreement with a number of subscribing reinsurers, including AXA Global Life. AXA Global Life participates in 5% of the pool, pro-rata, across the upper and lower layers.

Premiums and expenses paid for the above agreements in 2016, 2015 and 2014 were $3.8 million, $4.4 million, and $0, respectively.

AB. Investment management and service fees includes certain revenues for services provided by AB to mutual funds sponsored by AB. These revenues are described below:

	Year ended December 31,
	2016	2015	2014
	(in millions)
Investment management and services fees	$999	$1,056	$1,062
Distribution revenues	372	415	433
Other revenues—shareholder servicing fees	76	85	91
Other revenues—other	6	5	6

Other Transactions. In 2016, the Company and Saum Sing LLC (“Saum Sing”), an affiliate, formed Broad Vista Partners LLC (“Broad Vista”), of which the Company owns 70% and Saum Sing owns 30%. On June 30, 2016, Broad Vista entered into a real estate joint venture with a third party and the Company invested approximately $25 million, reported in Other equity investments in the consolidated balance sheets.

12)	EMPLOYEE BENEFIT PLANS

Pension Plans

AXA Financial and AXA Equitable Life Retirement Plans

AXA Equitable Life sponsors the AXA Equitable 401(k) Plan, a qualified defined contribution plan for eligible employees and financial professionals. The plan provides for both a company contribution and a discretionary profit-sharing contribution. Expenses associated with this 401(k) Plan were $28 million, $27 million and $26 million in 2016, 2015 and 2014, respectively.

AXA Financial sponsors the MONY Life Retirement Income Security Plan for Employees and AXA Equitable sponsors the AXA Equitable Retirement Plan (the “AXA Equitable Life QP”), both of which are qualified defined benefit plans covering eligible employees, managers and financial professionals. These pension plans are non-contributory and their benefits are generally based on a cash balance formula and/or, for certain participants, years of service and average earnings over a specified period in the plans. AXA Financial and AXA Equitable Life also sponsor certain nonqualified defined benefit plans, including the Company’s Excess Retirement Plan, that provide retirement benefits in excess of the amount permitted under the tax law for the qualified plans (collectively, these qualified and nonqualified plans are referred to as the “AXF/EQ Plans”).

AXA Financial and AXA Equitable Life use a December 31 measurement date for their pension plans.

AB Retirement Plans

AB maintains the Profit Sharing Plan for Employees of AB, a tax-qualified retirement plan for U.S. employees. Employer contributions under this plan are discretionary and generally are limited to the amount deductible for federal income tax purposes.

AB also maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AB in the United States prior to October 2, 2000. AB’s benefits are based on years of credited service and average final base salary.

AB uses a December 31 measurement date for its pension plans.

Contributions and Funding Policy

For 2016, no cash contributions were made by AXA Financial, AXA Equitable Life and AB to their respective qualified pension plans. The Company’s funding policy for its qualified pension plans is to satisfy its funding obligations each year in an amount not less than the minimum required by the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended by the Pension Protection Act of 2006 (the “Pension Act”), and not greater than the maximum the Company can deduct for federal income tax purposes. Based on the funded status of the plans at December 31, 2016, AB contributed $4 million to the AB Retirement Plan during 2017. No minimum funding contributions under ERISA are required to be made to the AXA Financial and AXA Equitable Life plans, and management does not expect to make any discretionary contributions during 2017.

Net Periodic Pension Expense

Components of net periodic pension expense for the Company’s qualified and non-qualified plans were as follows:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Service cost	$11	$10	$12
Interest cost	108	127	146
Expected return on assets	(177)	(174)	(181)
Actuarial (gain) loss	1	1	—
Net amortization	133	122	131

Net Periodic Pension Expense	$76	$86	$108

Changes in PBO

Changes in the PBO of the Company’s qualified and non-qualified plans were comprised of:

	December 31,
	2016	2015
	(in millions)
Projected benefit obligation, beginning of year	$3,498	$3,627
Service cost	—	—
Interest cost	108	127
Actuarial (gains) losses	70	(18)
Benefits paid	(230)	(239)
Plan amendments and curtailments	—	1

Projected Benefit Obligation, end of year	3,446	3,498

The following table discloses the change in plan assets and the funded status of the Company’s qualified pension plans:

	December 31,
	2016	2015
	(in millions)
Pension plan assets at fair value, beginning of year	$2,709	$2,892
Actual return on plan assets	174	21
Contributions	—	—
Benefits paid and fees	(204)	(204)

Pension plan assets at fair value, end of year	2,679	2,709
PBO	3,446	3,498

Excess of PBO Over Pension Plan Assets, End of Year	$(767)	$(789)

Amounts recognized in the accompanying consolidated balance sheets to reflect the funded status of these plans were accrued pension costs of $(767) million and $(789) million at December 31, 2016 and 2015, respectively. The aggregate PBO/accumulated benefit obligation (“ABO”) and fair value of pension plan assets for plans with PBOs/ABOs in excess of those assets were $3,446 million and $2,679 million, respectively, at December 31, 2016 and $3,498 million and $2,709 million, respectively, at December 31, 2015.

Unrecognized Net Actuarial (Gain) Loss

The following table discloses the amounts included in AOCI at December 31, 2016 and 2015 that have not yet been recognized as components of net periodic pension cost.

	December 31,
	2016	2015
	(in millions)
Unrecognized net actuarial gain (loss)	$(1,482)	$(1,553)
Unrecognized prior service (cost) credit	(1)	(1)

Total	$(1,483)	$(1,554)

The estimated net actuarial gain (loss) and prior service (cost) credit expected to be reclassified from AOCI and recognized as components of net periodic pension cost over the next year are approximately $(129) million and $(23) thousand, respectively.

Pension Plan Assets

The fair values of the pension plan assets are measured and ascribed to levels within the fair value hierarchy in a manner consistent with the Company’s invested assets that are measured at fair value on a recurring basis. See Note 2 for a description of the fair value hierarchy.

The following table discloses the allocation of the fair value of total plan assets for the qualified pension plans at December 31, 2016 and 2015:

	December 31,
	2016	2015
Fixed Maturities	47.4%	47.8%
Equity Securities	34.2	37.4
Equity real estate	13.7	10.9
Cash and short-term investments	1.5	1.4
Other	3.2	2.5

Total	100.0%	100.0%

Plan assets of the qualified pension plans are targeted to the primary investment objective of return, giving consideration to prudent risk. Guidelines regarding the allocation of plan assets are established by their respective Investment Committees and are designed with a long-term investment horizon. At December 31, 2016, the qualified pension plans continued the investment allocation strategy to target a 50%-50% mix of long-duration bonds and “return-seeking” assets, including public equities, real estate, hedge funds, and private equity.

The following tables disclose the fair values of plan assets and their level of observability within the fair value hierarchy for the qualified pension plans at December 31, 2016 and 2015, respectively.

	Level 1	Level 2	Level 3	Total
	(in millions)
December 31, 2016
Fixed Maturities
Corporate	$—	$820	$1	$821
U.S. Treasury, government and agency	—	395	—	395
States and political subdivisions	—	26	—	26
Foreign governments	—	4	—	4
Commercial mortgage-backed	—	—	2	2
Asset-backed	—	—	1	1
Other structured debt	—	—	1	1
Common and preferred equity	738	95	—	833
Mutual funds	92	—	—	92
Commercial Papers	—	7	—	7
Private real estate investment trusts	3	—	349	352
Cash and cash equivalents	22	—	—	22
Short-term investments	—	20	—	20
Other Equity Investments	—	—	85	85
Other	—	—	—	—

Total assets in the fair value hierarchy	855	1,367	439	2,661
Investments measured at net assets value	—	—	—	18

Investments at fair value	$855	$1,367	$439	$2,679

December 31, 2015
Fixed Maturities
Corporate	$—	$880	$2	$882
U.S. Treasury, government and agency	—	359	—	359
States and political subdivisions	—	29	—	29
Foreign governments	—	5	—	5
Commercial mortgage-backed	—	—	3	3
Asset-backed	—	1	—	1
Other structured debt	—	—	3	3
Common and preferred equity	816	95	—	911
Mutual funds	111	—	—	111
Private real estate investment trusts	—	—	277	277
Cash and cash equivalents	14	—	—	14
Short-term investments	—	24	—	24
Other Equity Investments	—	—	66	66
Other	—	5	—	5

Total assets in the fair value hierarchy	941	1,398	351	2,690
Investments measured at net assets value	—	—	—	19

Investments at fair value	$941	$1,398	$351	$2,709

The table below presents a reconciliation for all Level 3 fair values of plan assets for the qualified pension plans at December 31, 2016, 2015 and 2014, respectively:

Level 3 Instruments

Fair Value Measurements

	Private Real Estate Investment Trusts	Other Equity Investments	Fixed Maturities	Total
	(in millions)
Balance, January 1, 2016	$277	$66	$8	$351
Actual return on Plan assets:
Relating to assets still held at December 31, 2016	27	2		29
Relating to assets sold during 2016	—	—	—	—
Purchases/Issues	46	17	—	63
Sales/Settlements	(1)	—	(1)	(2)
Transfers into/out of Level 3	—	—	(2)	(2)

Balance, December 31, 2016	$349	$85	$5	$439

Balance, January 1, 2015	$243	$—	$10	$253
Actual return on Plan assets:
Relating to assets still held at December 31, 2015	35	—		35
Relating to assets sold during 2015	—	—	—	—
Purchases/Issues	—	66	—	66
Sales/Settlements	—	—	(1)	(1)
Transfers into/out of Level 3	(1)	—	(1)	(2)

Balance, December 31, 2015	$277	$66	$8	$351

Balance, January 1, 2014	$222	$—	$12	$234
Actual return on Plan assets:
Relating to assets still held at December 31, 2014	22	—	—	22
Relating to assets sold during 2014		—	—	—
Purchases/Issues	—	—	—	—
Sales/Settlements	(1)	—	(1)	(2)
Transfers into/out of Level 3	—	—	(1)	(1)

Balance, December 31, 2014	$243	$—	$10	$253

At December 31, 2016, assets classified as Level 1, Level 2 and Level 3 comprise approximately 32.1%, 51.4% and 16.5%, respectively, of qualified pension plan assets. At December 31, 2015, assets classified as Level 1, Level 2 and Level 3 comprised approximately 34.7%, 52.3% and 13.0%, respectively, of qualified pension plan assets. There are no significant concentrations of credit risk arising within or across categories of qualified pension plan assets.

Discount Rate and Other Assumptions

The discount rate assumptions used to measure the benefits obligations and related net periodic cost of its qualified and non-qualified pension plans reflect the rates at which those benefits could be effectively settled. Projected nominal cash outflows to fund expected annual benefits payments under each of the qualified and non-qualified pension plans were discounted using a published high-quality bond yield curve as a practical expedient for a matching bond approach. Beginning in 2014, the Company uses the Citigroup Pension Above-Median-AA Curve. No adjustment to the benchmark yield curve resulted from the

Company’s consideration of the projected benefit streams as compared to the cash flows and duration of the reference bonds. At December 31, 2015, the Company refined its calculation of the discount rate to use the discrete single equivalent discount rate for each plan as compared to its previous use of an aggregate, weighted average practical expedient. Use of the discrete approach at December 31, 2015 produced a discount rate for the AXA Equitable Life QP of 3.98% as compared to a 4.00% aggregate rate, thereby increasing the net unfunded PBO of the AXA Equitable Life QP by approximately $4 million in 2015. Use of the discrete approach at December 31, 2015 produced a discount rate for the Company Excess Retirement Plan of 3.86% as compared to a 4.00% aggregate rate, thereby increasing the net unfunded PBO of that plan by approximately $5 million in 2015.

In October 2016, the Society of Actuaries (“SOA”) released MP-2016, its second annual update to the “gold standard” mortality projection scale issued by the SOA in 2014, reflecting three additional years of historical U.S. population historical mortality data (2012 through 2014). Similar to its predecessor (MP-2015), while mortality data continued to show longer lives, longevity was increasing at a slower rate and lagging behind that previously suggested both by MP-2015 and MP-2014. For the year ended December 31, 2016, valuations of the Company’s plans considered this new data as well as observations made from current practice regarding how best to estimate improved trends in life expectancies. As a result, the Company concluded to continue using the RP-2000 base mortality table projected on a full generational basis with Scale BB mortality improvements for purpose of measuring and reporting on its consolidated defined benefits obligations at December 31, 2016. At December 31, 2015, the Company, concluded to change the mortality projection scale used to measure and report the Company’s plans’ defined benefit obligations from 125% Scale AA to Scale BB, representing a reasonable “fit” to the results of the plans’ mortality experience study and more aligned to current thinking in practice with respect to projections of mortality improvements.

Beginning January 1, 2016, the Company adopted a spot rate/full yield curve approach for measuring the interest cost component of expense for each of its defined benefit plans, thereby reducing 2016 benefits expense by approximately $76 million.

The following table discloses assumptions used to measure the Company’s pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2016 and 2015. As described above, the Company refined its calculation of the discount rate for the year ended December 31, 2015 valuation of its defined benefit plans to use the discrete single equivalent discount rate for each plan as compared to its previous use of an aggregate, weighted average practical expedient.

	December 31,
	2016	2015
Discount rates:
AXA Equitable Life QP	3.81%	3.98%
AXA Financial Excess Retirement Plan	3.69%	3.86%
MONY Life Retirement Income Security Plan for Employees	3.98%	4.18%
AB Qualified Retirement Plan	4.75%	4.3%
Other defined benefit plans	3.17%-3.86%	3.29%-4.05%
Periodic cost	3.29%-4.18%	3.6%
Rates of compensation increase:
Benefit obligation	5.99%	6.00%
Periodic cost	6.43%	6.46%
Expected long-term rates of return on pension plan assets (periodic cost)	6.75%	6.75%

The expected long-term rate of return assumption on plan assets is based upon the target asset allocation of the plan portfolio and is determined using forward-looking assumptions in the context of historical returns and volatilities for each asset class.

Prior to 1987, participants’ benefits under the AXA Equitable Life QP were funded through the purchase of non-participating annuity contracts from AXA Equitable Life. Benefit payments under these contracts were approximately $7 million and $6 million for 2016 and 2015, respectively.

Post-Retirement Benefits

Prior to 2012, the Company provided certain medical and life insurance benefits (collectively, “postretirement benefits”) for qualifying employees, managers and financial professionals retiring from service. In 2011, the Company eliminated any subsidy for retiree medical and dental coverage for individuals retiring on or after May 1, 2012 as well as a $10,000 retiree life insurance benefit for individuals retiring on or after January 1, 2012. As a result of these actions, the Company recognized a one-time reduction in benefits expense of approximately $55 million. The Company continues to contribute to the cost of retiree medical and dental coverage for certain retirees based on years of service and age, subject to rights reserved in the plan to change or eliminate these benefits. Similarly, the Company continues to provide life insurance benefits related to age and salary at retirement for certain grandfathered retirees. The Company funds the post-retirement benefits costs for these plans on a pay-as-you-go basis with the exception of certain fully insured retiree life insurance benefits. For 2016 and 2015, post-retirement benefits payments were $37 million and $47 million, respectively, net of employee contributions.

The Company uses a December 31 measurement date for its post-retirement plans.

Components of net post-retirement benefits costs follow:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Service cost	$2	$2	$2
Interest cost	16	20	24
Net amortization	7	10	8

Net Periodic Post-retirement Benefits Costs	$25	$32	$34

Changes in the accumulated benefits obligation of the Company’s post-retirement plans recognized in the accompanying consolidated financial statements are described in the following table:

	December 31,
	2016	2015
	(in millions)
Accumulated post-retirement benefits obligation, beginning of year	$535	$590
Service cost	2	2
Interest cost	16	20
Contributions and benefits paid	(37)	(35)
Plan amendments/curtailments	—	—
Medicare Part D subsidy	—	3
Actuarial (gains) losses	15	(45)

Accumulated Post-retirement Benefits Obligation, end of year	$531	$535

The following table discloses the amounts included in AOCI at December 31, 2016 and 2015 that have not yet been recognized as components of net periodic postretirement benefits cost:

	December 31,
	2016	2015
	(in millions)
Unrecognized net actuarial (gains) losses	$132	$123
Unrecognized prior service (credit)	—	—

Total	$132	$123

The estimated net actuarial (gains) losses and prior service (credit) expected to be reclassified from AOCI and recognized as components of net periodic postretirement benefit cost over the next year are $7 million and $0 million, respectively.

The assumed discount rates for measuring the postretirement benefit obligations at December 31, 2016 and 2015 were determined in substantially the same manner as described above for measuring the pension benefit obligations. The following table discloses the range of discrete single equivalent discount rates for each of the health and welfare plans at December 31, 2015 as compared to previous use of an aggregate, weighted average practical expedient, and related net periodic cost at and for the years ended December 31, 2016 and 2015.

	December 31,
	2016	2015
Discount rates:
Benefit obligation	2.86%-4.01%	3.80-4.19%
Periodic cost	3.29%-4.18%	3.60%

The postretirement healthcare plans of the Company reflect an anticipated subsidy from Medicare Part D, which is assumed to increase with the healthcare cost trend. The subsidy is used to offset the obligation of the plan. If the health care cost trend rate assumption was increased by 1.0%, the accumulated postretirement benefits obligation and the sum of service and interest cost of December 31, 2016 would increase by $388 thousand. If the health care cost trend rate assumption was decreased by 1.0%, the accumulated postretirement benefits obligation and the sum of service and interest cost of December 31, 2016 would decrease by $335 thousand.

The Company provides post-employment health and life insurance coverage plan for certain disabled former employees. The accrued liabilities for these post-employment benefits were $13 million and $13 million, respectively, at December 31, 2016 and 2015. Components of net post-employment benefits costs follow:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Service cost	$2	$2	$6
Interest cost	—	—	1
Net amortization	—	(16)	(8)

Net Periodic Post-employment Benefits Costs	2	(14)	(1)

The following table provides an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2016, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2016 and include benefits attributable to estimated future employee service.

		Postretirement Benefits
			Health
	Pension Benefits	Life Insurance	Gross Estimate Payment	Estimated Medicare Part D Subsidy	Net Estimate Payment
	(in millions)
2017	$246	$27	$19	$3	$16
2018	253	27	17	3	14
2019	248	27	16	3	13
2020	242	26	15	3	12
2021	239	26	18	3	15
Years 2022-2026	1,110	121	56	14	42

13)	SHARE-BASED AND OTHER COMPENSATION PROGRAMS

AXA and the Company sponsor various share-based compensation plans for eligible employees, financial professionals and non-officer directors of Holdings and its subsidiaries. AB also sponsors its own unit option plans for certain of its employees.

Compensation costs for 2016, 2015 and 2014 for share-based payment arrangements as further described herein are as follows:

	2016	2015	2014
	(in millions)
Performance Units/Shares	$37	$44	$25
Stock Options (Other than AB stock options)	1	1	1
AXA Shareplan	19	20	13
Restricted Awards	154	174	171
Other Compensation plans(1)	2	4	1

Total Compensation Expenses	$213	$243	$211

(1)	Other compensation plans include Stock Appreciation Rights, Restricted Stock and AXA Miles.

U.S. employees are granted AXA ordinary share options under the Stock Option Plan for AXA Financial Employees and Associates (the “Stock Option Plan”) and are granted AXA performance shares under the AXA International Performance Shares Plan (the “Performance Share Plan”). Prior to 2013, they were granted performance units under AXA’s Performance Unit Plan.

Non-officer directors of AXA Financial and certain subsidiaries are granted restricted AXA ordinary shares (prior to 2011, AXA ADRs) and unrestricted AXA ordinary shares (prior to March 15, 2010, AXA ADRs) annually under The Equity Plan for Directors. They also were granted ADR stock options in years prior to 2014.

Performance Units and Performance Shares

2016 Grant. On June 6, 2016, under the terms of the Performance Share Plan, AXA awarded approximately 1.9 million unearned performance shares to employees of the Company. For employees in our retirement and protection businesses, the extent to which 2016-2018 cumulative performance targets measuring the performance of AXA and the retirement and protection businesses are achieved will determine the number of performance shares earned. For employees of AXA Tech, the extent to which 2016-2018 cumulative performance targets measuring the performance of AXA and AXA Group Management Services (a group of AXA’s central functions and internal service companies) are achieved will determine the number of performance shares earned. For all Company employees, the number of performance shares earned may vary between 0% and 130% of the number of performance shares at stake. The performance shares earned during this performance period will vest and be settled on the fourth anniversary of the award date. The plan will settle in AXA ordinary shares to all participants. In 2016, the expense associated with the June 6, 2016 grant of performance shares was approximately $15 million.

Settlement of 2013 Grant in 2016. On March 22, 2016, share distributions totaling $55 million were made to active and former employees of the Company in settlement of 2.3 million performance shares earned under the terms of the 2013 Performance Share Plan. On April 8, 2016, cash distributions of approximately $10 million were made to active and former financial professionals of the Company in settlement of 0.5 million performance units earned under the terms of the AXA Advisor Performance Unit Plan 2013.

2015 Grant. On June 19, 2015, under the terms of the Performance Share Plan, AXA awarded approximately 1.7 million unearned performance shares to employees of the Company. For employees in our Retirement and Protection businesses, the extent to which 2016-2018 cumulative performance targets measuring the performance of AXA and the Retirement and Protection businesses are achieved will determine the number of performance shares earned. For employees of AXA Tech, the extent to which 2016-2018 cumulative performance targets measuring the performance of AXA and AXA Group Management Services (a group of AXA’s central functions and internal service companies) are achieved will determine the number of performance shares earned. For all Company employees, the number of performance shares earned may vary between 0% and 130% of the number of performance shares at stake. The performance shares earned during this performance period will vest and be settled on the fourth anniversary of the award date. The plan will settle in AXA ordinary shares to all participants. In 2016 and 2015, the expense associated with the June 19, 2015 grant of performance shares were $6 million and $14 million, respectively.

Settlement of 2012 Grant in 2015. On April 2, 2015, cash distributions of approximately $55 million were made to active and former employees of the Company in settlement of 2.4 million performance units earned under the terms of the AXA Performance Unit Plan 2012. On April 3, 2015, cash distributions of approximately $10 million were made to active and former financial professionals of the Company in settlement of 0.4 million performance units earned under the terms of the AXA Advisor Performance Unit Plan 2012.

The fair values of awards made under these programs are measured at the grant date by reference to the closing price of the AXA ordinary share, and the result, as adjusted for achievement of performance targets and pre-vesting forfeitures, generally is attributed over the shorter of the requisite service period, the performance period, if any, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. Remeasurements of fair value for subsequent price changes until settlement are made only for performance unit awards as they are settled in cash. The fair value of performance units earned and reported in Other liabilities in the consolidated balance sheets at December 31, 2016 and 2015 was $31 million and $32 million, respectively. Approximately 2 million outstanding performance units and shares are at risk to achievement of 2016 performance criteria, primarily representing all of the performance shares granted June 19, 2015 and the second tranche of performance shares granted March 24, 2014, for which cumulative average 2015-2017 and 2014-2016 performance targets will determine the number of performance units and shares earned under those awards, respectively.

Stock Options

2016 Grant. On June 6, 2016, 0.6 million options to purchase AXA ordinary shares were granted to employees of the Company under the terms of the Stock Option Plan at an exercise price of €21.52. All of those options have a five-year graded vesting schedule, with one-third vesting on each of the third, fourth, and fifth anniversaries of the grant date. Of the total options awarded on June 6, 2016, 0.3 million are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period. All of the options granted on June 6, 2016 have a ten-year term. The weighted average grant date fair value per option award was estimated at €1.85 using a Black-Scholes options pricing model with modification to measure the value of the conditional vesting feature. Key assumptions used in the valuation included expected volatility of 26.6%, a weighted average expected term of 8.1 years, an expected dividend yield of 6.5% and a risk-free interest rate of 0.33%. The total fair value of these options (net of expected forfeitures) of approximately $1 million is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In 2016, the Company recognized expenses associated with the June 6, 2016 grant of options of approximately $0.6 million.

2015 Grant. On June 19, 2015, 0.4 million options to purchase AXA ordinary shares were granted to employees of the Company under the terms of the Stock Option Plan at an exercise price of €22.90. All of those options have a five-year graded vesting schedule, with one-third vesting on each of the third, fourth, and fifth anniversaries of the grant date. Of the total options awarded on June 19, 2015, 0.2 million are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period. All of the options granted on June 19, 2015 have a ten-year term. The weighted average grant date fair value per option award was estimated at €1.58 using a Black-Scholes options pricing model with modification to measure the value of the conditional vesting feature. Key assumptions used in the valuation included expected volatility of 23.68%, a weighted average expected term of 8.2 years, an expected dividend yield of 6.29% and a risk-free interest rate of 0.92%. The total fair value of these options (net of expected forfeitures) of approximately $1 million is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In 2016 and 2015, the Company recognized expenses associated with the June 19, 2015 grant of options of approximately $0.1 million and $0.4 million, respectively.

Shares Authorized

There is no limitation in the Stock Option Plan or the Equity Plan for Directors on the number of shares that may be issued pursuant to option or other grants.

A summary of the activity in the AXA and the Company’s option plans during 2016 follows:

	Options Outstanding
	AXA Ordinary Shares			AXA ADRs(3)		AB Holding Units
	Number Outstanding (in 000’s)	Weighted Average Exercise Price		Number Outstanding (in 000’s)	Weighted Average Exercise Price	Number Outstanding (in 000’s)	Weighted Average Exercise Price
Options Outstanding at January 1, 2016	12,602.1	€21.39		41.0	$27.28	5,398.5	$47.59
Options granted	594.3	€21.52		—	$—	54.5	$22.60
Options exercised	(568.2)	€14.93		—	$—	(358.3)	$17.10
Options forfeited, net		€—		—	$—	—	$—
Options expired	(3,092.0)	27.82		3.9	26.06	(9.7)	$65.00

Options Outstanding at December 31, 2016	9,536.2	€21.02		44.9	$24.90	5,085.0	$49.50

Aggregate Intrinsic Value(1)		€30,077.2	(2)		$252.90		—

Weighted Average Remaining Contractual Term (in years)	3.1			1.89		2

Options Exercisable at December 31, 2016	7,169.4	€20.43		44.8	$24.90	4,700.9	$47.60

Aggregate Intrinsic Value(1)		€26,793.5			$252.90		—

Weighted Average Remaining Contractual Term (in years)	3.74			1.89		2

(1)	Aggregate intrinsic value, presented in millions, is calculated as the excess of the closing market price on December 31, 2016 of the respective underlying shares over the strike prices of the option awards.
(2)	The aggregate intrinsic value on options outstanding, exercisable and expected to vest is negative and is therefore presented as zero.
(3)	AXA ordinary shares will be delivered to participants in lieu of AXA ADRs at exercise or maturity.

No stock options were exercised in 2016. The intrinsic value related to exercises of stock options during 2015 and 2014 were approximately $0.2 million and $3 million, respectively, resulting in amounts currently deductible for tax purposes of approximately $0.1 million, and $1 million, respectively, for the periods then ended. In 2015 and 2014, windfall tax benefits of approximately $0.1 million and $1 million, respectively, resulted from exercises of stock option awards.

At December 31, 2016, the Company held 22,974 AXA ordinary shares in treasury at a weighted average cost of $23.95 per share, which were designated to fund future exercises of outstanding stock options.

For the purpose of estimating the fair value of stock option awards, the Company applies the Black-Scholes model and attributes the result over the requisite service period using the graded-vesting method. A Monte Carlo simulation approach was used to model the fair value of the conditional vesting feature of the awards of options to purchase AXA ordinary shares. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2016, 2015 and 2014, respectively.

	AXA Ordinary Shares			AB Holding Units
	2016	2015	2014	2016	2015	2014
Dividend yield	6.50%	6.29%	6.38%	7.10%	7.10%	8.4%
Expected volatility	26.60%	23.68%	29.24%	31.00%	32.10%	48.9%
Risk-free interest rates	0.33%	0.92%	1.54%	1.30%	1.50%	1.5%
Expected life in years	8.1	8.2	8.2	6.0	6.0	6.0
Weighted average fair value per option at grant date	$2.06	$1.73	$2.89	$2.75	$4.13	$4.78

As of December 31, 2016, approximately $1 million of unrecognized compensation cost related to unvested stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 3.22 years.

AXA Options Valuation. The fair value of AXA stock options is calculated using the Black-Scholes option pricing model. The expected AXA dividend yield is based on market consensus. AXA share price volatility is estimated on the basis of implied volatility, which is checked against an analysis of historical volatility to ensure consistency. The risk-free interest rate is based on the Euro Swap Rate curve for the appropriate term. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historical data.

AB Holding Unit Options Valuation. The fair value of units representing assignments of beneficial ownership of limited partnership interests in AB Holding (“AB Holding Units”) options is calculated using the Black-Scholes option pricing model. The expected cash distribution yield is based the average of our distribution yield over the past four quarters. The volatility factor represents historical AB Holding Units price volatility over the same period as the expected term. The risk-free interest rate is based on the U.S. Treasury bond yield for the appropriate expected term. The expected term was calculated using the simplified method, due to the lack of sufficient historical data.

Restricted Awards

Under The Equity Plan for Directors, the Company grants non-officer directors of AXA Financial and certain subsidiaries restricted AXA ordinary shares. Likewise, AB awards restricted AB Holding Units to independent members of its General Partner. In addition, under its Century Club Plan, awards of restricted AB Holding Units that vest ratably over three years are made to eligible AB employees whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds.

The Company has also granted restricted AXA ordinary share units (“RSUs”) to certain executives. The RSUs are phantom AXA ordinary shares that, once vested, entitle the recipient to a cash payment based on the average closing price of the AXA ordinary share over the twenty trading days immediately preceding the vesting date.

For 2016 and 2015, respectively, the Company recognized compensation costs of $154 million and $174 million for outstanding restricted stock and RSUs. The fair values of awards made under these programs are measured at the grant date by reference to the closing price of the unrestricted shares, and the result generally is attributed over the shorter of the requisite service period, the performance period, if any, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. Remeasurements of fair value for subsequent price changes until settlement are made only for RSUs. At December 31, 2016, approximately 19.2 million restricted AXA ordinary shares and AB Holding Unit awards remain unvested. At December 31, 2016, approximately $39 million of unrecognized compensation cost related to these unvested awards, net of estimated pre-vesting forfeitures, is expected to be recognized over a weighted average period of 2.6 years.

The following table summarizes restricted AXA ordinary share activity for 2016. In addition, approximately 44,333 RSUs were granted during 2015 with graded vesting over a 3-year service period:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2016	34,010	$18.43
Granted	13,909	$22.63
Vested	11,613	$23.81

Unvested as of December 31, 2016	36,306	$24.46

Unrestricted Awards

Under the Equity Plan for Directors, the Company provides a stock retainer to non-officer directors of certain subsidiaries. Pursuant to the terms of the retainer, the non-officer directors receive AXA ordinary shares valued at $55,000 each year, paid on a semi-annual basis. These shares are not subject to any vesting requirement or other restriction. For the years ended December 31, 2016 and 2015, the Company recognized compensation expense of approximately $0.4 million and $0.3 million for these unrestricted share awards.

SARs

For 2016 and 2015, respectively, 43,606 and 20,337 Stock Appreciation Rights (“SARs”) were granted to certain financial professionals of the Company, each with a 4-year cliff-vesting schedule. These 2016 and 2015 awards entitle the holder to a cash payment equal to any appreciation in the value of the AXA ordinary share over prices ranging from 18.65-33.78 Euros and 21.00-33.78 Euros, respectively, as of the date of exercise. At December 31, 2016, 0.5 million SARs were outstanding, having weighted average remaining contractual term of 5.0 years. The accrued value of SARs at December 31, 2016 and 2015 was approximately $4 million and $3 million, respectively, and recorded as liabilities in the consolidated balance sheets. For 2016 and 2015, the Company recorded compensation expense (credit) for SARs of approximately $1 million and $2 million respectively, reflecting the impact in those periods of the changes in their fair values as determined by applying the Black Scholes formula and assumptions used to price employee stock option awards.

AXA Shareplan

In 2016, eligible employees of participating Company subsidiaries were offered the opportunity to purchase newly issued AXA ordinary shares, subject to plan limits, under the terms of AXA Shareplan 2016. Eligible employees could have reserved a share purchase during the reservation period from August 29, 2016 through September 9, 2016 and could have canceled their reservation or elected to make a purchase for the first time during the retraction/subscription period from October 17, 2016 through October 19, 2016. The U.S. dollar purchase price was determined by applying the U.S. dollar/Euro forward exchange rate on October 13, 2016 to the discounted formula subscription price in Euros. Investment Option A permitted participants to purchase AXA ordinary shares at a 20% formula discounted price of €15.53 per share. Investment Option B permitted participants to purchase AXA ordinary shares at an 8.63% formula discounted price of €17.73 per share on a leveraged basis with a guaranteed return of initial investment plus a portion of any appreciation in the undiscounted value of the total shares purchased. For purposes of determining the amount of any appreciation, the AXA ordinary share price will be measured over a fifty-two week period preceding the scheduled end date of AXA Shareplan 2016, which is July 1, 2021. All subscriptions became binding and irrevocable on October 19, 2016.

The Company recognized compensation expense of $19 million in 2016, $20 million in 2015 and $13 million in 2014 in connection with each respective year’s offering of AXA stock under the AXA Shareplan, representing the aggregate discount provided to participants for their purchase of AXA stock under each of those plans, as adjusted for the post-vesting, five-year holding period. The Company participants in AXA Shareplan 2016, 2015 and 2014 primarily invested under Investment Option B for the purchase of approximately $6 million, $5 million and $5 million AXA ordinary shares, respectively.

AXA Miles Program 2012

On March 16, 2012, under the terms of the AXA Miles Program 2012, AXA granted 50 AXA Miles to every employee and eligible financial professional of AXA Group for the purpose of enhancing long-term employee-shareholder engagement. Each AXA Mile represents a phantom share of AXA stock that will convert to an actual AXA ordinary share at the end of a four-year vesting period provided the employee or financial professional remains in the employ of the company or has retired from service. Half of each AXA Miles grant, or 25 AXA Miles, were subject to an additional vesting condition that required improvement in at least one of two AXA performance metrics in 2012 as compared to 2011. This vesting condition has been satisfied. On March 16, 2016, AXA ordinary share distributions totaling approximately $4 million were made to active and former employees of the Company in settlement of approximately 0.2 million AXA Miles earned under the terms of the AXA Miles Program 2012.

Stock Purchase Plans

The Company’s stock purchase plan offers eligible employees and financial professionals the opportunity to receive a 10% match on AXA ordinary share purchases. Purchases generally are scheduled to occur at the end of each calendar quarter. The number of AXA ordinary shares reserved for purchase under the plan is 30.0 million. Compensation expense for 2016 and 2015 was approximately $0.5 million and $0.4 million, respectively.

AB Long-term Incentive Compensation Plans

AB maintains several unfunded long-term incentive compensation plans for the benefit of certain eligible employees and executives. The AB Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made, however, ACMC, LLC (“ACMC”), an indirect, wholly-owned subsidiary of the Company, is obligated to make capital contributions to AB in amounts equal to benefits paid under this plan as well as other assumed contractual unfunded deferred compensation arrangements covering certain executives. Prior to changes implemented by AB in fourth quarter 2011, as further described below, compensation expense for the remaining active plans was recognized on a straight-line basis over the applicable vesting period. Prior to 2009, participants in these plans designated the percentages of their awards to be allocated among notional investments in AB Holding Units or certain investment products (primarily mutual funds) sponsored by AB. Beginning in 2009, annual awards granted under the Amended and Restated AB Incentive Compensation Award Program were in the form of restricted AB Holding Units.

AB engages in open-market purchases of AB Holding Units to help fund anticipated obligations under its incentive compensation award program, for purchases of AB Holding Units from employees and other corporate purposes. During 2016 and 2015, AB purchased 10.5 million and 8.5 million AB Holding Units for $237 million and $218 million, respectively. These amounts reflect open-market purchases of 7.9 million and 5.8 million AB Holding Units for $176 million and $151 million, respectively, with the remainder relating to purchases of AB Holding Units from employees to allow them to fulfill statutory tax withholding requirements at the time of distribution of long-term incentive compensation awards, offset by AB Holding Units purchased by employees as part of a distribution reinvestment election.

During 2016, AB granted to employees and eligible directors 7.0 million restricted AB Holding Unit awards (including 6.1 million granted in December for 2016 year-end awards). During 2015, AB granted to employees and eligible directors 7.4 million restricted AB Holding awards (including 7.0 million granted in December 2015 for year-end awards). The cost of awards made in the form of restricted AB Holding Units was measured, recognized, and disclosed as a share-based compensation program.

During 2016 and 2015, AB Holding issued 0.4 million and 0.5 million AB Holding Units, respectively, upon exercise of options to buy AB Holding Units. AB Holding used the proceeds of $6 million and $9 million, respectively, received from employees as payment in cash for the exercise price to purchase the equivalent number of newly-issued AB Holding Units.

On July 1, 2010, the AB 2010 Long Term Incentive Plan (“2010 Plan”), as amended, was established, under which various types of AB Holding Unit-based awards have been available for grant to its employees and eligible directors, including restricted or phantom restricted AB Holding Unit awards, AB Holding Unit appreciation rights and performance awards, and options to buy AB Holding Units. The 2010 Plan will expire on June 30, 2020 and no awards under the 2010 Plan will be made after that date. Under the 2010 Plan, the aggregate number of AB Holding Units with respect to which awards may be granted is 60 million, including no more than 30 million newly-issued AB Holding Units. As of December 31, 2016, 0.4 million options to buy AB Holding Units had been granted and 51.9 million AB Holding Units net of forfeitures, were subject to other AB Holding Unit awards made under the 2010 Plan. AB Holding Unit-based awards (including options) in respect of 7.7 million AB Holding Units were available for grant as of December 31, 2016.

14)	INCOME TAXES

A summary of the income tax (expense) benefit in the consolidated statements of income (loss) follows:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Income tax (expense) benefit:
Current (expense) benefit	$(169)	$136	$(794)
Deferred (expense) benefit	(188)	81	330

Total	$(357)	$217	$(464)

The federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the income before income taxes and noncontrolling interest by the expected federal income tax rate of 35.0%. The sources of the difference and their tax effects are as follows:

	2016	2015	2014
	(in millions)
Expected income tax (expense) benefit	$(680)	$(154)	$(838)
Noncontrolling interest	118	94	92
Non-taxable investment income (loss)	177	191	129
Tax audit interest	(32)	(8)	(10)
State income taxes	(108)	(10)	(11)
Tax Settlement/Uncertain Tax Position Release	181	105	183
Other	(13)	(1)	(9)

Income tax (expense) benefit	$(357)	$217	$(464)

During the first quarter of 2016, the Company agreed to the Internal Revenue Service’s (“IRS”) Revenue Agent’s Reports for MONY Life’s consolidated amended federal 2004-2007 and consolidated federal 2008 and 2009 corporate income tax returns. The impact on the Company’s statement of income (loss) is an income tax benefit of $21 million. Also during 2016, the Company released an unrecognized tax benefit related to the loss generated by the sale of MONY Life. The benefit recorded in the Company’s financial statements was $160 million.

During the second quarter of 2015, the Company reached a settlement with the IRS on the appeal of proposed adjustments to the Company’s 2004 and 2005 federal corporate income tax returns. Additionally, on June 30, 2015, the statute of limitations lapsed on certain subsidiaries, resulting in the release of unrecognized tax benefits for timing items and the release of accrued interest thereon. The impact of these events on the Company’s financial statements and unrecognized tax benefits in 2015 was a tax benefit of $104 million.

During the second quarter of 2014, the IRS completed its examination of the Company’s 2006 and 2007 federal corporate income tax returns and issued its Revenue Agent’s Report. As a result of the completion of this IRS examination, the Company recognized a tax benefit of $162 million in the financial statements.

In February 2014, the IRS released Revenue Ruling 2014-7, eliminating the IRS’ previous guidance related to the methodology to be followed in calculating the Separate Account dividends received deduction (“DRD”). However, there remains the possibility that the IRS and the U.S. Treasury will address, through subsequent guidance, the issues previously raised related to the calculation of the DRD. The ultimate timing and substance of any such guidance is unknown. It is also possible that the calculation of the DRD will be addressed in future legislation. Any such guidance or legislation could result in the elimination or reduction on either a retroactive or prospective basis of the DRD tax benefit that the Company receives.

The components of the net deferred income taxes are as follows:

	December 31, 2016		December 31, 2015
	Assets	Liabilities	Assets	Liabilities
	(in millions)
Compensation and related benefits	$605	$—	$662	$—
Net operating loss	43	—	327	—
Reserves and reinsurance	1,908	—	2,143	—
DAC	—	1,522	—	1,586
Unrealized investment gains (losses)	—	63	—	232
Investments	—	868	—	575
Alternative minimum tax credits	303	—	435	—
Other	537	—	—	190

Total	$3,396	$2,453	$3,567	$2,583

The Company has federal tax net operating loss carry forwards of $123 million and $934 million, which will expire at various dates from 2029 through 2035 for the year ending December 31, 2016 and 2015, respectively. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The Company had $303 million and $435 million of AMT credits for the years ended December 31, 2016 and 2015, respectively, which do not expire.

The Company does not provide income taxes on the undistributed income of non-U.S. corporate subsidiaries except to the extent that such income are not permanently invested outside the United States. As of December 31, 2016, $309 million of accumulated undistributed earnings of non-U.S. corporate subsidiaries were permanently invested outside the United States. At existing applicable income tax rates, additional taxes of approximately $131 million would need to be provided if such income were remitted.

A reconciliation of unrecognized tax benefits (excluding interest and penalties) follows:

	2016	2015	2014
	(in millions)
Balance at January 1,	$802	$857	$725
Additions for tax positions of prior years	99	44	381
Reductions for tax positions of prior years	(172)	(99)	(539)
Additions for tax positions of current year	—	—	290

Balance at December 31,	$729	$802	$857

Unrecognized tax benefits that, if recognized, would impact the effective rate	$485	$620	$643

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. Interest and penalties included in the amounts of unrecognized tax benefits at December 31, 2016 and 2015 were $126 million and $101 million, respectively. For 2016, 2015 and 2014, respectively, there were $25 million, $(47) million and $11 million in interest expense related to unrecognized tax benefits.

It is reasonably possible that the total amount of unrecognized tax benefits will change within the next 12 months due to the conclusion of IRS proceedings and the addition of new issues for open tax years. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

As of December 31, 2016, tax years 2010 and subsequent remain subject to examination by the IRS.

15)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

AOCI represents cumulative gains (losses) on items that are not reflected in income (loss). The balances for the past three years follow:

	December 31,
	2016	2015	2014
	(in millions)
Unrealized gains (losses) on investments	$118	$414	$1,353
Foreign currency translation adjustments	(77)	(59)	(34)
Defined benefit pension plans	(1,055)	(1,089)	(1,124)

Total accumulated other comprehensive income (loss)	(1,014)	(734)	195

Less: Accumulated other comprehensive (income) loss attributable to noncontrolling interest	71	57	43

Accumulated other comprehensive income (loss) attributable to Holdings	$(943)	$(677)	$238

The components of OCI for the past three years, net of tax, follow:

	As of December 31,
	2016	2015	2014
	(in millions)
Foreign currency translation adjustments
Foreign currency translation gains (losses) arising during the period	$(18)	$(25)	$(21)
(Gains) losses reclassified into net income (loss) during the period	—	—	—

Foreign currency translation adjustment	(18)	(25)	(21)

Change in net unrealized gains (losses) on investments
Net unrealized gains (losses) arising during the year	(228)	(1,202)	1,353
(Gains) losses reclassified into net income (loss) during the year(1)	(55)	13	42

Net unrealized gains (losses) on investments	(283)	(1,189)	1,395
Adjustments for policyholders liabilities, DAC, insurance liability loss recognition and other	(14)	250	(242)

Change in unrealized gains (losses), net of adjustments and (net of deferred income tax expense (benefit) of $(159), $(505) and $620)	(297)	(939)	1,153

Change in defined benefit plans
Less: reclassification adjustments to net income (loss) for:(2)
Amortization of net prior service credit included in net periodic cost	34	35	(110)

Change in defined benefit plans (net of deferred income tax expense (benefit) of $19, $19 and $(51))	34	35	(110)

Total other comprehensive income (loss), net of income taxes	(281)	(929)	1,022
Less: Other comprehensive (income) loss attributable to noncontrolling interest	14	14	18

Other comprehensive income (loss) attributable to Holdings	$(267)	$(915)	$1,040

(1)	See “Reclassification adjustments” in Note 3. Reclassification amounts presented net of income tax expense (benefit) of $29 million, $(7) million and $(23) million for 2016, 2015 and 2014, respectively.
(2)	These AOCI components are included in the computation of net periodic costs (see “Employee Benefit Plans” in Note 12). Reclassification amounts presented net of income tax expense (benefit) of $(19) million, $(19) million and $52 million for 2016, 2015 and 2014, respectively.

Investment gains and losses reclassified from AOCI to net income (loss) primarily consist of realized gains (losses) on sales and OTTI of AFS securities and are included in Total investment gains (losses), net on the consolidated statements of income (loss). Amounts reclassified from AOCI to net income (loss) as related to defined benefit plans primarily consist of amortizations of net (gains) losses and net prior service cost (credit) recognized as a component of net periodic cost and reported in Compensation and benefit expenses in the consolidated statements of income (loss). Amounts presented in the table above are net of tax.

16)	COMMITMENTS AND CONTINGENT LIABILITIES

Litigation

Litigation, regulatory and other loss contingencies arise in the ordinary course of the Company’s activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court’s jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including, among other things, insurers’ sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration, product design, features and accompanying disclosure, cost of insurance increases, the use of captive reinsurers, payments of death benefits and the reporting and escheatment of unclaimed property, alleged breach of fiduciary duties, alleged mismanagement of client funds and other matters.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company’s financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company’s litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company’s results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. The Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters to be up to approximately $12.5 million.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company’s accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

In July 2011, a derivative action was filed in the United States District Court of the District of New Jersey entitled Mary Ann Sivolella v. AXA Equitable Life Insurance Company and AXA Equitable Funds Management Group, LLC (“Sivolella Litigation”) and a substantially similar action was filed in January 2013 entitled Sanford et al. v. AXA Equitable FMG (“Sanford Litigation”). These lawsuits were filed on behalf of a total of twelve mutual funds and, among other things, seek recovery under (i) Section 36(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), for alleged excessive fees paid to AXA Equitable Life and AXA Equitable FMG for investment management services and administrative services and (ii) a variety of other theories including unjust enrichment. The Sivolella Litigation and the Sanford Litigation were consolidated and a 25-day trial commenced in January 2016 and concluded in February 2016. In August 2016, the District Court issued its decision in favor of AXA Equitable Life and AXA Equitable FMG, finding that the plaintiffs had failed to meet their burden to demonstrate that AXA Equitable Life and AXA Equitable FMG breached their fiduciary duty in violation of Section 36(b) of the Investment Company Act or show any actual damages. In September 2016, the plaintiffs filed a motion to amend the District Court’s trial opinion and to amend or make new findings of fact and/or conclusions of law. In December 2016, the District Court issued an order denying the motion to amend and plaintiffs filed a notice to appeal the District Court’s decision to the U.S. Court of Appeals for the Third Circuit. The Company is vigorously defending this matter.

In April 2014, a lawsuit was filed in the United States District Court for the Southern District of New York, now entitled Ross v. AXA Equitable Life Insurance Company. The lawsuit is a putative class action on behalf of all persons and entities that, between 2011 and March 11, 2014, directly or indirectly, purchased, renewed or paid premiums on life insurance policies issued by AXA Equitable Life (the “Policies”). The complaint alleges that AXA Equitable Life did not disclose in its New York statutory annual statements or elsewhere that the collateral for certain reinsurance transactions with affiliated reinsurance companies was supported by parental guarantees, an omission that allegedly caused AXA Equitable Life to misrepresent its “financial condition” and “legal reserve system.” The lawsuit seeks recovery under Section 4226 of the New York Insurance Law of all premiums paid by the class for the Policies during the relevant period. In July 2015, the Court granted AXA Equitable Life’s motion to dismiss for lack of subject matter jurisdiction. In April 2015, a second action in the United States District Court for the Southern District of New York was filed on behalf of a putative class of variable annuity holders with “Guaranteed Benefits Insurance Riders,” entitled Calvin W. Yarbrough, on behalf of himself and all others similarly situated v. AXA Equitable Life Insurance Company. The new action covers the same class period, makes substantially the same allegations, and seeks the same relief as the Ross action. In October 2015, the Court, on its own, dismissed the Yarbrough litigation on similar grounds as the Ross litigation. In December 2015, the Second Circuit denied the plaintiffs motion to consolidate their appeals but ordered that the appeals be heard together before a single panel of judges. In February 2017, the Second Circuit affirmed the decisions of the district court in favor of AXA Equitable Life, and that decision is now final because the plaintiffs failed to file a further appeal.

In November 2014, a lawsuit was filed in the Superior Court of New Jersey, Camden County entitled Arlene Shuster, on behalf of herself and all others similarly situated v. AXA Equitable Life Insurance Company. This lawsuit is a putative class action on behalf of all AXA Equitable Life variable life insurance policyholders who allocated funds from their policy accounts to investments in AXA Equitable Life’s Separate Accounts, which were subsequently subjected to volatility-management strategy, and who suffered injury as a result thereof. The action asserts that AXA Equitable Life breached its variable life insurance contracts by implementing the volatility management strategy. In February 2016, the Court dismissed the complaint. In March 2016, the plaintiff filed a notice of appeal. In August 2015, another lawsuit was filed in Connecticut Superior Court, Judicial Division of New Haven entitled Richard T. O’Donnell, on behalf of himself and all others similarly situated v. AXA Equitable Life Insurance Company. This lawsuit is a putative class action on behalf of all persons who purchased variable annuities from AXA Equitable Life which were subsequently subject to the volatility management strategy and who suffered injury as a result thereof. Plaintiff asserts a claim for breach of contract alleging that AXA Equitable Life implemented the volatility management strategy in violation of applicable law. In November 2015, the Connecticut Federal District Court transferred this action to the United States District Court for the Southern District of New York. In March 2017, the Southern District of New York granted AXA Equitable Life’s motion to dismiss the complaint. In April 2017, the plaintiff filed a notice of appeal. We are vigorously defending these matters.

In February 2016, a lawsuit was filed in the United States District Court for the Southern District of New York entitled Brach Family Foundation, Inc. v. AXA Equitable Life Insurance Company. This lawsuit is a putative class action brought on behalf of all owners of UL policies subject to AXA Equitable Life’s COI increase. In early 2016, AXA Equitable Life raised COI rates for certain UL policies issued between 2004 and 2007, which had both issue ages 70 and above and a current face value amount of $1 million and above. The current complaint alleges a claim for breach of contract and a claim that the AXA Equitable Life made misrepresentations in violation of Section 4226 of the New York Insurance Law (“Section 4226”). Plaintiff seeks (a) with respect to its breach of contract claim, compensatory damages, costs, and, pre- and post-judgment interest, and (b) with respect to its claim concerning Section 4226, a penalty in the amount of premiums paid by the plaintiff and the putative class. AXA Equitable Life’s response to the complaint was filed in February 2017. Additionally, a separate putative class action and six individual actions challenging the COI increase have been filed against AXA Equitable Life in federal or state courts. Within that group, all of the outstanding federal actions (the second putative class action and two individual actions) have been transferred to the Federal court where the Brach Family Foundation, Inc. litigation is pending. We are vigorously defending each of these matters.

Debt Maturities

At December 31, 2016, aggregate maturities of the long-term debt, based on required principal payments at maturity were $0 million for the next four successive years and $349 million thereafter.

At December 31, 2016, aggregate maturities of the loans from affiliates, based on required principal payments at maturity were $374 million for 2017, $0 million for 2018, $770 million in 2020 and $1,760 million for years 2021 and thereafter.

Leases

The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under non-cancelable operating leases for 2017 and the four successive years are $223 million, $212 million, $199 million, $173 million, $164 million and $476 million thereafter. Minimum future sublease rental income on these non-cancelable operating leases for 2017 and the four successive years is $32 million, $33 million, $32 million, $16 million, $14 million and $44 million thereafter.

Obligations under Funding Agreements

Entering into FHLBNY membership, borrowings and funding agreements requires the ownership of FHLBNY stock and the pledge of assets as collateral. The Company has purchased FHLBNY stock of $109 million and pledged collateral with a carrying value of $3,885 million, as of December 31, 2016. The Company issues short-term funding agreements to the FHLBNY and uses the funds for asset liability and cash management purposes. The Company issues long term funding agreements to the FHLBNY and uses the funds for spread lending purposes. Funding agreements are reported in Policyholders’ account balances in the consolidated balance sheets. For other instruments used for asset/liability and cash management purposes, see “Derivative and offsetting assets and liabilities” included in Note 3. The table below summarizes the Company’s activity of funding agreements with the FHLBNY.

	Outstanding balance at end of year	Maturity of Outstanding balance	Issued during the Year	Repaid during the year
	(in millions)
December 31, 2016:
Short-term FHLBNY funding agreements	$500	less than one month	$6,000	$6,000
Long-term FHLBNY funding agreements	58	less than 4 years	58	—
	862	Less than 5 years	862	—
	818	great than five years	818	—

Total long term funding agreements	$1,738		$1,738	$—

Total FHLBNY funding agreements at December 31, 2016	$2,238		$7,738	$6,000

December 31, 2015:
Short-term FHLBNY funding agreements	$500	less than one month	$6,000	$6,000

Restructuring

As part of the Company’s on-going efforts to reduce costs and operate more efficiently, from time to time, management has approved and initiated plans to reduce headcount and relocate certain operations. In 2016, 2015 and 2014 respectively, the Company recorded $21 million, $3 million and $46 million pre-tax charges related to severance and lease costs. The restructuring costs, included in other operating expenses and liabilities, included in other liabilities, associated with the Company’s initiatives were as follows:

	December 31,
	2016	2015	2014
	(in millions)
Balance, beginning of year	$89	$113	$122
Additions	35	10	21
Cash payments	(18)	(32)	(24)
Other reductions	—	(2)	(6)

Balance, end of year	$106	$89	$113

In addition to the above, in an effort to further reduce its global real estate footprint, AB completed a comprehensive review of its worldwide office locations and began implementing a global space consolidation plan in 2012. This resulted in the sublease of office space primarily in New York as well as offices in England, Australia and various U.S. locations. In 2016, AB recorded new real estate charges of

$18 million, resulting from new charges of $23 million relating to the further consolidation of office space at AB’s New York offices, offset by changes in estimates related to previously recorded real estate charges of $5 million, which reflects the shortening of the lease term of AB’s corporate headquarters from 2029 to 2024. Real estate charges are recorded in Other operating costs and expenses in the Company’s consolidated Statements of income (loss).

Guarantees and Other Commitments

The Company provides certain guarantees or commitments to affiliates and others. At December 31, 2016, these arrangements include commitments by the Company to provide equity financing of $746 million (including $298 million with affiliates) to certain limited partnerships and real estate joint ventures under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

The Company is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, the Company owns single premium annuities issued by previously wholly owned life insurance subsidiaries. The Company has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for the Company to satisfy those obligations is remote.

The Company had $4,159 million of undrawn letters of credit, including $3,930 million at AXA Arizona RE related to reinsurance assumed from AXA Equitable Life, USFL and MLOA at December 31, 2016. Holdings had $883 million of commitments under existing mortgage loan agreements at December 31, 2016.

AXA Equitable Life, USFL and MLOA receive statutory reserve credits for reinsurance treaties with AXA Arizona RE to the extent AXA Arizona holds assets in an irrevocable trust (the “Trust”) ($9,997 million at December 31, 2016) and/or letters of credit ($3,930 million at December 31, 2016). These letters of credit are guaranteed by AXA. Under the reinsurance transactions, AXA Arizona RE is permitted to transfer assets from the Trust under certain circumstances. The level of statutory reserves held by AXA Arizona RE fluctuate based on market movements, mortality experience and policyholder behavior. Increasing reserve requirements may necessitate that additional assets be placed in trust and/or securing additional letters of credit, which could adversely impact AXA Arizona RE’s liquidity.

In addition, AXA Arizona RE utilizes derivative instruments as well as repurchase agreement transactions that are collectively managed in an effort to reduce the economic impact of unfavorable changes to GMDB and GMIB reserves. The use of such instruments are accompanied by agreements which specify the circumstances under which the parties are required to pledge collateral related to the decline in the estimated fair value of specified instruments. Moreover, under the terms of a majority of the transactions, payments to counterparties related to the change in fair value of the instruments may be required. The amount of collateral pledged and the amount of payments required to be made pursuant to such transactions may increase under certain circumstances, which could adversely impact AXA Arizona RE’s liquidity.

AB maintains a guarantee in connection with the AB Credit Facility. If SCB LLC is unable to meet its obligations, AB will pay the obligations when due or on demand. In addition, AB maintains guarantees totaling $425 million for the four of SCB LLC’s four uncommitted lines of credit and the revolver.

AB maintains a guarantee with a commercial bank, under which it guarantees the obligations in the ordinary course of business of SCB LLC, SCBL and AllianceBernstein Holdings (Cayman) Ltd. (“AB Cayman”). AB also maintains three additional guarantees with other commercial banks under which it guarantees approximately $366 million of obligations for SCBL. In the event that SCB LLC, SCBL or AB Cayman is unable to meet its obligations, AB will pay the obligations when due or on demand.

During 2009, AB entered into a subscription agreement under which it committed to invest up to $35 million, as amended in 2011, in a venture capital fund over a six-year period. As of December 31, 2016, AB had funded $34 million of this commitment.

During 2010, as general partner of the AB U.S. Real Estate L.P. (the “Real Estate Fund”), AB committed to invest $25 million in the Real Estate Fund. As of December 31, 2016, AB had funded $21 million of this commitment. As general partner of the AB U.S. Real Estate II L.P. (“Real Estate Fund II”), AB committed to invest $28 million in Real Estate Fund II. As of December 31, 2016, AB funded $4 million of this commitment.

During 2012, AB entered into an investment agreement under which it committed to invest up to $8 million in an oil and gas fund over a three-year period. As of December 31, 2016, AB had funded $6 million of this commitment.

AB has not been required to perform under any of the above agreements and currently have no liability in connection with these agreements.

17)	INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

AXA Equitable Life, MLOA, USFL, AXA Equitable Life and Annuity (“AXA Equitable L&A”) and ACS Life are restricted as to the amounts they may pay as dividends and amounts it may repay of surplus notes to Holdings. Under the applicable states’ insurance law, a domestic life insurer may not, without prior approval of the Superintendent, pay a dividend to its shareholders exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable Life to pay shareholder dividends not greater than approximately $1,185 million during 2017. Payment of dividends exceeding this amount requires the insurer to file a notice of its intent to declare such dividends with the applicable state’s Superintendent who then has 30 days to disapprove the distribution. This formula would not permit MLOA, USFL, AXA Equitable L&A and ACS Life to pay a dividend in 2017. For 2016, 2015 and 2014, respectively, AXA Equitable Life’s, MLOA’s, USFL’s, AXA Equitable L&A’s and ACS Life’s combined statutory net income (loss) totaled $656 million, $2,042 million and $1,807 million. Statutory surplus, capital stock and Asset Valuation Reserve (“AVR”) totaled $5,893 million and $6,545 million at December 31, 2016 and 2015, respectively. In 2016, AXA Equitable Life paid $1,050 million in shareholder dividends. In 2015, AXA Equitable Life paid $767 million in shareholder dividends and transferred approximately 10.0 million in Units of AB (fair value of $245 million) in the form of a dividend to AXA Equitable Financial Services, LLC.

At December 31, 2016, AXA Equitable Life, MLOA, USFL, AXA Equitable L&A and ACS Life, in accordance with various government and state regulations, had $79 million of securities on deposit with such government or state agencies.

In 2015, AXA Equitable Life, with the approval of the NYDFS, repaid $200 million of third party surplus notes at maturity. In 2015 ACS Life with the approval of Delaware Department of Insurance repaid $242 million of surplus notes to Holdings prior to maturity.

At December 31, 2016 and for the year then ended, for AXA Equitable Life, MLOA, USFL and AXA Equitable L&A there were no differences in net income (loss) and capital and surplus resulting from practices prescribed and permitted by NYDFS, the Arizona Department of Insurance (the “AID”) and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2016. At December 31, 2016 ACS Life had a difference in capital and surplus based on the investment valuation of the Captive reinsurance subsidiary which follows a special purpose framework for Statutory reporting as agreed to with the AID from practices prescribed and permitted by the Delaware Department of Insurance and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2016. The impact of this permitted practice increased the statutory surplus of ACS Life by $153 million and $140 million at December 31, 2016 and 2015. ACS Life’s risk-based capital would have triggered a regulatory event without the use of this permitted practice.

AXA Equitable Life, USFL and MLOA cede a portion of their statutory reserves to AXA Arizona RE, a captive reinsurer, as part of the Company’s capital management strategy. AXA Arizona RE prepares financial statements in a special purpose framework for statutory reporting.

Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles (“SAP”) and total equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders’ account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with limited recognition of deferred tax assets while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AB and AB Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (h) computer software development costs are capitalized under GAAP but expensed under SAP; (i) certain assets, primarily prepaid assets, are not admissible under SAP but are admissible under GAAP, (j) the fair valuing of all acquired assets and liabilities including VOBA and intangible assets are required for GAAP purchase accounting and (k) cost of reinsurance which is recognized as expense under SAP and amortized over the life of the underlying reinsured policies under GAAP.

18)	BUSINESS SEGMENT INFORMATION

The Company has four reportable segments: Individual Retirement, Group Retirement, Investment Management and Research, and Protection Solutions.

The Company changed its segment presentation in the fourth quarter 2017. The segment disclosures are based on the intention to provide the users of the financial statements with a view of the business from the Company’s perspective. As a result, the Company determined that it is more useful for a user of the financial statements to assess the historical performance on the basis which management currently evaluates the business. The reportable segments are based on the nature of the business activities, as they exist as of the initial filing date. This change will have been operational for balance sheets prior to effectiveness.

These segments reflect the manner by which the Company’s chief operating decision maker views and manages the business. A brief description of these segments follows:

•	The Individual Retirement segment offers a diverse suite of variable annuity products which are primarily sold to affluent and high net worth individuals saving for retirement or seeking retirement income.

•	The Group Retirement segment offers tax-deferred investment and retirement plans to sponsored by educational entities, municipalities and not-for-profit entities as well as small and medium-sized businesses.

•	The Investment Management and Research segment provides diversified investment management, research and related solutions globally to a broad range of clients through three main client channels— Institutional, Retail and Private Wealth Management—and distributes its institutional research products and solutions through Bernstein Research Services.

•

The Protection Solutions segment includes our life insurance and group employee benefits businesses. Our life insurance business offers a variety of variable universal life, universal life and term life products to help affluent and high net worth individuals, as well as small and medium-sized business owners, with their wealth protection, wealth transfer and corporate needs. Our group employee benefits business offers a suite of dental, vision, life, and short- and long-term disability and other insurance products to small and medium-size businesses across the United States.

Measurement

Operating earnings (loss) is the financial measure which primarily focuses on the Company’s segments’ results of operations as well as the underlying profitability of the Company’s core business. By excluding items that can be distortive and unpredictable such as investment gains (losses) and investment income (loss) from derivative instruments, the Company believes consolidated operating earnings (loss) enhances the understanding of the Company’s underlying drivers of profitability and trends in the Company’s business. Operating earnings is calculated by adjusting each segment’s Net income (loss) attributable to Holdings for the following items:

•	Adjustments related to GMxB features include changes in the fair value of the derivatives we use to hedge our GMxB features within our variable annuity products, the effect of benefit ratio unlock adjustments and changes in the fair value of the embedded derivatives of our GMxB riders reflected within variable annuity products net derivative result;

•	Investment gains (losses), which includes other-than-temporary impairments of securities, sales or disposals of securities/investments, realized capital gains/losses and valuation allowances;

•	Investment income (loss) from certain derivative instruments, which includes net derivative gains (losses), excluding derivative instruments used to hedge risks associated with interest margins on interest sensitive life and annuity contracts, replicate credit exposure of fixed maturity securities, replicate a dollar-denominated fixed-coupon cash bonds, Separate Account fee hedges, and freestanding and embedded derivatives associated with products with GMxB features;

•	Net actuarial gains (losses), which includes actuarial gains and losses as a result of differences between actual and expected experience on pension plan assets or projected benefit obligation during a given period related to pension and other postretirement benefit obligations;

•	Other adjustments including restructuring costs related to severance, lease write-offs related to non-recurring restructuring activities and write-downs of goodwill; and

•	Income tax (expense) benefit from above adjustments and non-recurring tax items.

All of the Company’s premiums, UL and investment-type product policy fees and other revenues originated in the United States. Income (loss) from operations, before income taxes included $108.9 million, $110.8 million and $115.3 million generated outside of the United States in 2016, 2015 and 2014, respectively, primarily attributable to our Investment Management and Research Segment.

Revenues derived from any customer did not exceed 10% of revenues for the years ended December 31, 2016, 2015 and 2014.

The table below presents a reconciliation of Total Operating Earnings (loss) by Segment and Corporate and Other to Net income (loss) attributable to Holdings for the years ended December 31, 2016, 2015 and 2014, respectively:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Net income (loss) attributable to Holdings	$1,212	$329	$1,609
Adjustments:
Adjustments related to GMxB features	2,034	1,710	(602)
Investment gains (losses)	(1,983)	14	42
Investment income from certain derivative instruments	6	(104)	(36)
Net actuarial gains (losses) related to pension and other postretirement benefit obligations	140	137	131
Other adjustments to Total Operating Earnings	51	(55)	13
Income tax (expense) benefit from above adjustments and non-recurring tax items	(135)	(676)	11

Total Operating Earnings	$1,325	$1,355	$1,168

Individual Retirement	$1,176	$1,032	$788
Group Retirement	173	175	175
Investment Management and Research	161	172	172
Protection Solutions	(3)	107	186

Total segment operating earnings	1,507	1,486	1,321

Corporate and Other(1)	(182)	(131)	(153)

Total Operating Earnings	$1,325	$1,355	$1,168

(1)	Includes interest expense of $171 million, $134 million and $387 million, in 2016, 2015 and 2014, respectively.

Operating Revenues is a measure of the Company’s segment revenue. The following table reconciles Operating Revenues to total revenue by excluding the following items:

•	Adjustment related to our GMxB business which includes: changes in the fair value of the derivatives we use to hedge our GMxB riders within our variable annuities, and changes in the fair value of the embedded derivatives of our GMxB riders reflected within variable annuity net derivative result;

•	Investment gains (losses), which include other-than-temporary impairments of securities, sales or disposals of securities/investments, realized capital gains/losses, and valuation allowances; and

•	Investment income (loss) from certain derivative instruments, which includes net derivative gains (losses), excluding derivative instruments used to hedge risks associated with interest margins on interest sensitive life and annuity contracts, separate account fee hedges, and freestanding and embedded derivatives associated with products with GMxB features.

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Total Revenue	$11,978	$10,146	$13,160
Adjustments:
Adjustments related to GMxB business	2,029	1,384	(588)
Investment gains (losses)	(1,983)	15	42
Investment income (loss) from certain derivative instruments	6	(104)	(36)
Other adjustments to operating revenues	(96)	(4)	(5)

Total Operating Revenue	$11,934	$11,437	$12,573

Segment revenues:
Individual Retirement(1)	$3,827	$3,221	$4,230
Group Retirement(1)	803	797	812
Investment Management and Research(2)	2,933	3,024	3,011
Protection Solutions	3,113	2,990	3,014

Total segment revenue	$10,676	$10,032	$11,067

Corporate and Other	1,258	1,405	1,506

Total Operating Revenues	$11,934	$11,437	$12,573

(1)	Includes investment expenses charged by AB of approximately $60 million, $57 million, and $48 million for 2016, 2015 and 2014, respectively, for services provided to the Company.
(2)	Intersegment investment management and other fees of approximately $86 million, $84 million, and $76 million for 2016, 2015 and 2014, respectively, are excluded in total revenues of the Investment Management and Research segment.

The summary below presents total assets by segment as of December 31, 2016 and 2015:

	December 31,
	2016	2015
	(in millions)
Total assets by segment:
Individual Retirement	$104,817	$98,640
Group Retirement	32,791	29,915
Investment Management and Research	8,700	7,525
Protection Solutions	44,359	42,827

Total assets by segment	$190,667	$178,907

Corporate and Other	25,809	26,584

Total assets	$216,476	$205,491

19)	EARNINGS PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing net income (loss) attributable to Holdings common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated by dividing the net income (loss) attributable to Holdings common shareholders adjusted for the incremental dilution from AB by the weighted-average number of common shares used in the basic EPS calculation.

The following table presents the weighted average shares used in calculating basic and diluted earnings per common share:

	Years Ended December 31,
	2016	2015	2014
	(in millions)
Weighted Average Shares
Weighted average common stock outstanding for basic and diluted earnings per common share	1.22	1.22	1.22

The following table presents the reconciliation of the numerator for the basic and diluted net income per share calculations:

	Years Ended December 31,
	2016	2015	2014
	(in millions)
Net income (loss) attributable to Holdings common shareholders:
Net income (loss) attributable to Holdings common shareholders (basic):	$1,212	$329	$1,609
Less: Incremental dilution from AB(1)	$—	$1	$1
Net income (loss) attributable to Holdings common shareholders (diluted):	$1,212	$328	$1,608

(1)	The incremental dilution from AB represents the impact of AB’s dilutive units on the Company’s diluted earnings per share and is calculated based on the Company’s proportionate ownership interest in AB.

The following table presents both basic and diluted income (loss) per share for each period presented:

	Years Ended December 31,
	2016	2015	2014
	(in dollars per share)
Net income (loss) attributable to Holdings per common share:
Basic	$993	$270	$1,319
Diluted	$993	$269	$1,318

20)	SUBSEQUENT EVENT

Goodwill impairment. Effective January 1, 2017, the Company adopted the goodwill guidance that eliminates Step 2 from the goodwill impairment test. As a result of adoption of the new guidance, the Company impaired approximately $369 million of goodwill.

The Company has evaluated events subsequent to December 31, 2016 through November 13, 2017, which is the date these financial statements were issued.

AXA EQUITABLE HOLDINGS, INC.

SCHEDULE I

SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES

DECEMBER 31, 2016

	Cost(1)	Fair Value	Carrying Value
	(in millions)
Fixed Maturities
U.S. government, agencies and authorities	$15,187	$14,836	$14,836
State, municipalities and political subdivisions	441	503	503
Foreign governments	384	400	400
Public utilities	3,944	4,136	4,136
All other corporate bonds	20,844	21,438	21,438
Redeemable preferred stocks	532	566	566

Total fixed maturities	41,332	41,879	41,879

Mortgage loans on real estate	9,782	9,624	9,774
Policy loans	3,855	4,742	3,855
Other equity investments	1,429	1,429	1,429
Trading securities	12,131	12,085	12,085
Other invested assets	3,284	3,284	3,284

Total Investments	$71,813	$73,043	$72,306

(1)	Cost for fixed maturities represents original cost, reduced by repayments and writedowns and adjusted for amortization of premiums or accretion of discount; cost for equity securities represents original cost reduced by writedowns; cost for other limited partnership interests represents original cost adjusted for equity in earnings and reduced by distributions.

AXA EQUITABLE HOLDINGS, INC.

SCHEDULE II

BALANCE SHEETS (PARENT COMPANY)

DECEMBER 31, 2016 AND 2015

	2016	2015
	(in millions)
ASSETS
Investment in consolidated subsidiaries	$11,941	$10,992

Total investments	11,941	10,992
Cash and cash equivalents	5	23
Loans to affiliates	145	145
Income taxes receivable	58	52

Total Assets	12,149	11,212

LIABILITIES
Loans from affiliates	809	809
Accrued liabilities	4	3

Total liabilities	813	812

EQUITY ATTRIBUTABLE TO HOLDINGS
Common stock, $0.01 par value, 2,000,000 shares authorized and 1,220,958 issued and outstanding	—	—
Capital in excess of par value	948	958
Retained earnings	11,331	10,119
Accumulated other comprehensive income (loss)	(943)	(677)

Total equity attributable to Holdings	11,336	10,400

Total liabilities and equity attributable for Holdings	$12,149	$11,212

The financial information of AXA Equitable Holdings, Inc. should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

AXA EQUITABLE HOLDINGS, INC.

SCHEDULE II

STATEMENTS OF INCOME (LOSS) (PARENT COMPANY)

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	(in millions)
REVENUES
Equity in income (losses) from continuing operations of consolidated subsidiaries	$1,251	$357	$1,657
Total net investment income (loss)	7	15	23
Other income	—	2	—

Total revenues	1,258	374	1,680

EXPENSES
Interest expense	27	23	56
Other operating costs and expenses	26	24	26

Total expenses	53	47	82

Income (loss) from continuing operations, before income taxes	1,205	327	1,598
Income tax (expense) benefit	7	2	11

Net income (loss) attributable to Holdings	$1,212	$329	$1,609

The financial information of AXA Equitable Holdings, Inc. should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

AXA EQUITABLE HOLDINGS, INC.

SCHEDULE II

STATEMENTS OF CASH FLOWS (PARENT COMPANY)

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	(in millions)
Net income (loss) attributable to Holdings	$1,212	$329	$1,609
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in net (earnings) loss of subsidiaries	(1,251)	(357)	(1,657)
(Income) loss on derivative instruments	—	—	(7)
Change in income tax receivable	(6)	(258)	265
Other	27	23	27

Net cash provided by (used in) operating activities	(18)	(263)	237

Cash flows from investing activities:
Repayments of loans to affiliates	—	242	—

Net cash provided by (used in) investing activities	—	242	—

Cash flows from financing activities:
Repayment of long-term debt
Change in short-term financings	—	1	(21)
Proceeds from loans from affiliates	—	394	961
Repayments of loans from affiliates	—	(933)	(601)

Net cash provided by (used in) financing activities	—	(538)	339

Change in cash and cash equivalents	(18)	(559)	576
Cash and cash equivalents, beginning of year	23	582	6

Cash and cash equivalents, end of year	$5	$23	$582

The financial information of AXA Equitable Holdings, Inc. should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

1)	BASIS OF PRESENTATION

The financial information of Holdings should be read in conjunction with the Consolidated Financial Statements and Notes thereto. AXA, the ultimate parent company of Holdings, is the holding company for the AXA Group, a worldwide leader in life, property and casualty and health insurance, and asset management.

2)	LOANS TO AFFILIATES

Holdings maintains reciprocal loan agreements with affiliates to facilitate unanticipated short-term cash requirements that arise in the ordinary course of business. In December 2013, Colisee Re issued a $145 million 4.75% Senior Unsecured Note to Holdings. The loan is scheduled to mature on December 19, 2028. The balance at December 31, 2016 was $145 million.

3)	LOANS FROM AFFILIATES

In December 2014, Holdings received from AXA a term loan denominated in Euros in the amount of €294 million or $366 million. This loan had an interest rate of Europe Interbank Offered Rate (“EURIBOR”) plus 69 basis points and had a maturity date of December 18, 2024. Concurrently, Holdings entered into a swap with AXA, covering the exchange rate on both the interest and principal payments related to this loan. The interest rate on the swap was LIBOR plus 106.5 basis points. Holdings repaid this loan in October 2015.

In 2015, Holdings received a $366 million LIBOR plus 1.44% loan from AXA. The loan has a maturity date of October 8, 2022. The balance at December 31, 2016 and 2015 was $366 million.

In 2013, Holdings received a $387 million 4.75% loan from Coliseum Reinsurance Company. The loan has a maturity date of December 2028. The balance at December 31, 2016 and 2015 was $387 million.

In 2014, Holdings received a $567 million LIBOR plus 2 basis points loan from AXA. The loan has a maturity date of January 20, 2015. The loan was repaid on January 20, 2015.

In 2014, Holdings received a $56 million 1.39% loan from AXA America Corporate Solutions, Inc. At December 31, 2016 and 2015, the balance outstanding was $56 million.

Interest cost related to these loans totaled $27 million, $23 million, and $56 million for the years ended December 31, 2016, 2015, and 2014, respectively.

4)	INCOME TAXES

Holdings and certain of its consolidated subsidiaries and affiliates file a consolidated federal income tax return. Holdings has tax sharing agreements with certain of its subsidiaries and generally will either receive or pay these subsidiaries for utilization of the subsidiaries tax benefits or expense. Holdings settles these amounts annually.

AXA EQUITABLE HOLDINGS, INC.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

AT AND FOR THE YEAR ENDED DECEMBER 31, 2016

Segment	Deferred Policy Acquisition Costs	Policyholders’ Account Balances	Future Policy Benefits and Other Policyholders’ Funds	Policy Charges And Premium Revenue	Net Investment Income (Loss)(1)	Policyholders’ Benefits and Interest Credited	Amortization of Deferred Policy Acquisition Costs, Net	All Other Operating Expense(2)
	(in millions)
Individual Retirement	$2,579	$15,551	$14,160	$1,994	$(848)	$1,351	$(243)	$1,240
Group Retirement	614	10,996	(2)	217	437	275	(44)	378
Investment Management and Research	—	—	—	—	133	—	—	2,307
Protection Solutions	2,590	13,617	5,962	2,153	751	1,927	478	792
Corporate and Other	76	1,792	10,151	456	551	908	39	628

Total	$5,859	$41,956	$30,271	$4,820	$1,024	$4,461	$230	$5,345

(1)	Net investment income (loss) is allocated to segments. Includes net derivative gains (losses).
(2)	Operating expenses are allocated to segments.

AXA EQUITABLE HOLDINGS, INC.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

AT AND FOR THE YEAR ENDED DECEMBER 31, 2015

Segment	Deferred Policy Acquisition Costs	Policyholders’ Account Balances	Future Policy Benefits and Other Policyholders’ Funds	Policy Charges And Premium Revenue	Net Investment Income (Loss)(1)	Policyholders’ Benefits and Interest Credited	Amortization of Deferred Policy Acquisition Costs, Net	All Other Operating Expense(2)
	(in millions)
Individual Retirement	$2,314	$12,230	$13,670	$1,956	$(806)	$1,220	$(288)	$1,244
Group Retirement	593	10,231	(4)	220	426	264	(40)	378
Investment Management and Research	—	—	—	—	35	—	—	2,395
Protection Solutions	3,061	13,260	5,988	2,025	756	2,063	(11)	820
Corporate and Other	72	100	10,318	507	728	986	39	635

Total	$6,040	$35,821	$29,972	$4,708	$1,139	$4,533	$(300)	$5,472

(1)	Net investment income (loss) is allocated to segments. Includes net derivative gains (losses).
(2)	Operating expenses are allocated to segments.

AXA EQUITABLE HOLDINGS, INC.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

AT AND FOR THE YEAR ENDED DECEMBER 31, 2014

Segment	Deferred Policy Acquisition Costs	Policyholders’ Account Balances	Future Policy Benefits and Other Policyholders’ Funds	Policy Charges And Premium Revenue	Net Investment Income (Loss)(1)	Policyholders’ Benefits and Interest Credited	Amortization of Deferred Policy Acquisition Costs, Net	All Other Operating Expense(2)
	(in millions)
Individual Retirement	$1,942	$11,540	$12,144	$1,879	$2,286	$2,219	$(288)	$1,280
Group Retirement	577	9,820	(3)	214	449	258	(23)	371
Investment Management and Research	—	—	—	—	16	—	—	2,400
Protection Solutions	2,981	12,985	5,946	1,957	849	2,068	(67)	767
Corporate and Other	74	185	10,390	522	718	903	20	859

Total	$5,574	$34,530	$28,477	$4,572	$4,318	$5,448	$(358)	$5,677

(1)	Net investment income (loss) is allocated to segments. Includes net derivative gains (losses).
(2)	Operating expenses are allocated to segments.

AXA EQUITABLE HOLDINGS, INC.

SCHEDULE IV

REINSURANCE(1)

AT OR FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
	(in millions)
2016
Life insurance in-force	$485,888	$77,306	$30,688	$439,270	7.0%

Premiums:
Life insurance and annuities	$917	$106	$222	$1,033	21.5%
Accident and health	61	40	9	30	30.0%

Total Premiums	$978	$146	$231	$1,063	21.7%

2015
Life insurance in-force	$492,061	$80,536	$30,677	$442,202	6.9%

Premiums:
Life insurance and annuities	$903	$101	$224	$1,026	21.8%
Accident and health	67	45	10	32	31.3%

Total Premiums	$970	$146	$234	$1,058	22.1%

2014
Life insurance in-force	$500,787	$85,499	$30,721	$446,009	6.9%

Premiums:
Life insurance and annuities	$934	$113	$232	$1,053	22.3%
Accident and health	70	49	12	33	36.4%

Total Premiums	$1,004	$162	$244	$1,086	22.8%

(1)	Includes amounts related to the discontinued group life and health business.

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2017	December 31, 2016
	(in millions, except share amounts)
ASSETS
Investments:
Fixed maturities available-for-sale, at fair value (amortized cost $41,891 and $41,332)	$43,301	$41,879
Mortgage loans on real estate (net of valuation allowance of $8 and $8)	10,421	9,774
Policy loans	3,815	3,855
Other equity investments	1,454	1,429
Trading securities, at fair value	13,946	12,085
Other invested assets	3,326	3,284

Total investments	76,263	72,306
Cash and cash equivalents	6,187	5,654
Cash and securities segregated, at fair value	1,078	946
Broker-dealer related receivables	2,211	2,100
Deferred policy acquisition costs	5,786	5,859
Goodwill and other intangible assets, net	4,852	5,243
Amounts due from reinsurers	5,141	5,220
Loans to affiliates	1,257	1,257
GMIB reinsurance contract asset, at fair value	2,091	1,735
Current and deferred income taxes	345	544
Other assets	2,606	2,462
Separate Account assets	118,599	113,150

Total assets	$226,416	$216,476

LIABILITIES
Policyholders’ account balances	$44,760	$41,956
Future policy benefits and other policyholders’ liabilities	30,941	30,271
Broker-dealer related payables	426	539
Securities sold under agreements to repurchase	3,400	3,593
Customers related payables	2,442	2,360
Amounts due to reinsurers	1,470	1,509
Short-term and long-term debt	1,684	1,605
Loans from affiliates	2,982	2,904
Other liabilities	4,098	3,720
Separate Account liabilities	118,599	113,150

Total liabilities	$210,802	$201,607
Redeemable noncontrolling interest	$361	$403

EQUITY
Equity attributable to Holdings:
Common stock, $0.01 par value, 2,000,000 shares authorized and 1,220,958 issued and outstanding	$—	$—
Capital in excess of par value	970	948
Retained earnings	11,596	11,331
Accumulated other comprehensive income (loss)	(353)	(943)

Total equity attributable to Holdings	12,213	11,336

Noncontrolling interest	3,040	3,130

Total equity	15,253	14,466

Total liabilities, redeemable noncontrolling interest and equity	$226,416	$216,476

See Notes to Consolidated Financial Statements (Unaudited).

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(UNAUDITED)

	Six Months Ended June 30,
	2017	2016
	(in millions, except earnings per share data)
REVENUES
Policy charges and fee income	$1,890	$1,801
Premiums	542	542
Net derivative gains (losses)	819	67
Net investment income (loss)	1,583	1,806
Investment gains (losses), net:
Total other-than-temporary impairment losses	(14)	(28)
Other investment gains (losses), net	(6)	2,040

Total investment gains (losses), net	(20)	2,012
Investment management and service fees	1,952	1,823
Other income	254	197

Total revenues	7,020	8,248

BENEFITS AND OTHER DEDUCTIONS
Policyholders’ benefits	2,844	2,530
Interest credited to policyholders’ account balances	703	522
Compensation and benefits	1,085	1,041
Commissions and distribution related payments	795	737
Interest expense	73	108
Amortization of deferred policy acquisition costs, net	(41)	(55)
Other operating costs and expenses (see note 10 for related party information)	1,158	798

Total benefits and other deductions	6,617	5,681

Income (loss) from operations, before income taxes	403	2,567
Income tax (expense) benefit	45	(735)

Net income (loss)	448	1,832
Less: net (income) loss attributable to the noncontrolling interest	(183)	(171)

Net income (loss) attributable to Holdings	$265	$1,661

EARNINGS PER SHARE
Earnings per share - Common stock
Basic	$217	$1,361
Diluted	$217	$1,361

Weighted average common shares outstanding	1.22	1.22

See Notes to Consolidated Financial Statements (Unaudited).

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Six Months Ended June 30,
	2017	2016
	(in millions)
COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$448	$1,832

Other comprehensive income (loss) net of income taxes:
Change in unrealized gains (losses), net of reclassification adjustment	537	1,617
Foreign currency translation adjustment	25	3
Change in defined benefit plan related items not yet recognized in periodic benefit cost, net of reclassification adjustment	43	46

Total other comprehensive income (loss), net of income taxes	605	1,666

Comprehensive income (loss)	1,053	3,498
Less: Comprehensive (income) loss attributable to noncontrolling interest	(198)	(179)

Comprehensive Income (Loss) Attributable to Holdings	$855	$3,319

See Notes to Consolidated Financial Statements (Unaudited).

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(UNAUDITED)

	2017	2016
	(in millions)
EQUITY
Equity attributable to Holdings:
Common stock, at par value, beginning of year and end of period	$—	$—

Capital in excess of par value, beginning of year	948	958
Changes in capital in excess of par value	22	(51)

Capital in excess of par value, end of period	970	907

Retained earnings, beginning of year	11,331	10,119
Net income (loss)	265	1,661
Retained earnings, end of period	11,596	11,780

Accumulated other comprehensive income (loss), beginning of year	(943)	(677)
Other comprehensive income (loss)	590	1,658

Accumulated other comprehensive income (loss), end of period	(353)	981

Total Holdings’ equity, end of period	12,213	13,668

Noncontrolling interest, beginning of year	3,130	3,129
Repurchase of AB Holding Units	(69)	(46)
Net income (loss) attributable to noncontrolling interest	157	164
Dividends paid to noncontrolling interest	(186)	(152)
Other comprehensive income (loss) attributable to noncontrolling interest	15	8
Other changes in noncontrolling interest	(7)	(13)

Noncontrolling interest, end of period	3,040	3,090

Total equity, end of period	$15,253	$16,758

See Notes to Consolidated Financial Statements (Unaudited).

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(UNAUDITED)

	2017	2016
	(in millions)
Net income (loss)	$448	$1,832
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Interest credited to policyholders’ account balances	703	522
Policy charges and fee income	(1,890)	(1,801)
Net derivative (gains) losses, net	(819)	(67)
Investment (gains) losses, net	20	(2,012)
Realized and unrealized (gains) losses on trading securities	(216)	(471)
Amortization and depreciation	(36)	15
Distributions from joint ventures and limited partnerships	53	451
Changes in:
Net broker-dealer and customer related receivables/payables	7	(36)
Segregated cash and securities, net	(132)	(101)
Deferred policy acquisition costs and value of business acquired	(41)	(55)
Future policy benefits	1,542	996
Change in goodwill	370	—
Current and deferred income taxes	132	400
Other, net	372	167

Net cash provided by (used in) operating activities	$513	$(160)

Cash flows from investing activities:
Proceeds from the sale/maturity/prepayment of:
Fixed maturities, available for sale	$2,275	$4,390
Mortgage loans on real estate	399	300
Trading account securities	5,663	3,618
Real estate	—	1,828
Real estate joint ventures	—	136
Other	164	23
Payment for the purchase/origination of:
Fixed maturities, available for sale	(2,696)	(7,817)
Mortgage loans on real estate	(1,041)	(1,601)
Trading account securities	(7,236)	(4,672)
Other	(149)	(142)
Cash settlements related to derivative instruments	(1,537)	823
Change in short-term investments	(1,045)	587
Investment in capitalized software, leasehold improvements and EDP equipment	(43)	(47)
Other, net	179	76

Net cash provided by (used in) investing activities	$(5,067)	$(2,498)

See Notes to Consolidated Financial Statements (Unaudited).

AXA EQUITABLE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2017 AND 2016—(Continued)

(UNAUDITED)

	2017	2016
	(in millions)
Cash flows from financing activities:
Policyholders’ account balances:
Deposits	$4,401	$4,769
Withdrawals	(1,724)	(1,408)
Transfers from Separate Accounts	826	724
Proceed from loans from affiliates	109	—
Repayment of loans from affiliates	(56)	(1,753)
Change in short-term financings	79	(100)
Repayments of long-term debt	—	—
Change in securities sold under agreement to repurchase	(193)	705
Change in securities sold under resale agreements	—	(594)
Change in collateralized pledged assets	1,821	1,320
Change in collateralized pledged liabilities	133	74
(Decrease) increase in overdrafts payable	69	(48)
Repurchase of AB Holding Units	(128)	(84)
Redemptions of noncontrolling interests of consolidated VIEs	(75)	(46)
Distribution to noncontrolling interest in consolidated subsidiaries	(186)	(159)
Other, net	—	3

Net cash provided by (used in) financing activities	$5,076	$3,403

Effect of exchange rate changes on cash and cash equivalents	11	6
Change in cash and cash equivalents	533	751
Cash and cash equivalents, beginning of year	5,654	6,557

Cash and Cash Equivalents, End of Period	$6,187	$7,308

See Notes to Consolidated Financial Statements (Unaudited).

AXA EQUITABLE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1)	ORGANIZATION AND BASIS OF PRESENTATION

The Company is a diversified financial services company. The Company is a direct, wholly-owned subsidiary of AXA, a French holding company for the AXA Group, a worldwide leader in life, property and casualty and health insurance, and asset management.

The preparation of the accompanying unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying unaudited interim consolidated financial statements reflect all adjustments necessary in the opinion of management for a fair statement of the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented. All significant intercompany transactions and balances have been eliminated in consolidation. These statements should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended December 31, 2016, included herein. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the full year.

The accompanying consolidated financial statements include the accounts of the Company, partnerships and joint ventures in which the Company has control and a majority economic interest and those VIEs that meet the requirements for consolidation.

At June 30, 2017 and December 31, 2016, the Company’s economic interest in AB was 46.3% and 45.8%, respectively. At June 30, 2017 and December 31, 2016, respectively, AXA and its subsidiaries’ economic interest in AB was 64.6% and 63.7%.

The terms “first six months of 2017” and “first six months of 2016” refer to the six months ended June 30, 2017 and 2016, respectively.

2)	SIGNIFICANT ACCOUNTING POLICIES AND OTHER CHANGES

Adoption of New Accounting Pronouncements

In January 2017, the FASB issued updated guidance to simplify the accounting for goodwill impairment. The revised guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company elected to early adopt the guidance effective January 1, 2017. As a result of adoption of this guidance the Company reduced the carrying value of its goodwill and increased other operating costs and expenses by $369 million in the June 30, 2017 financial statements.

In October 2016, the FASB issued updated guidance on consolidation of interests held through related parties that are under common control, which alters how a decision maker needs to consider indirect interests in a VIE held through an entity under common control. The guidance amends the recently adopted consolidation guidance analysis. Under the new guidance, if a decision maker is required to evaluate whether it is the primary beneficiary of a VIE, it will need to consider only its proportionate indirect interest in the VIE held through a common control party. The Company adopted the revised guidance effective January 1, 2017. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued new guidance simplifying the transition to the equity method of accounting. The amendment eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investments had been held. The Company adopted the revised guidance effective January 1, 2017. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued new guidance on improvements to employee share-based payment accounting. The amendment includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements, including income tax effects of share-based payments, minimum statutory tax withholding requirements and forfeitures. The Company adopted the revised guidance effective January 1, 2017. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Future Adoption of New Accounting Pronouncements

In May 2017, the FASB issued guidance on stock compensation. The new guidance provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance to a change to the terms or conditions of a share based payment award. The new guidance is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted. The new guidance will be applied prospectively to an award modified on or after the adoption of this guidance. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In March 2017, the FASB issued guidance that requires certain premiums on callable debt securities to be amortized to the earliest call date. The new guidance will better align interest income recognition with the manner in which market participants price these instruments. The new guidance is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted and is to be applied on a modified retrospective basis. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In March 2017, the FASB issued new guidance on the presentation of net periodic pension and post-retirement benefit costs that required bifurcation of net benefit cost. The service cost component will be presented with other employee compensation costs in operating income (or capitalized in assets). The other components will be reported separately outside of operations and will not be eligible for capitalization. The new guidance is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted and is to be applied retrospectively for changes in the income statement presentation of net benefit cost and prospectively for changes in capitalization eligibility. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In February 2016, the FASB issued revised guidance to lease accounting. The revised guidance will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases. Lessor accounting will continue to be similar to the current model, but updated to align with certain changes to the lessee model. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. The revised guidance is effective for interim and annual periods, beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In May 2014, the FASB issued new revenue recognition guidance that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers with IFRS. The new guidance applies to contracts that deliver goods or services to a customer, except when those contracts are for insurance, leases, rights and obligations that are in the scope of certain financial instruments (i.e., derivative contracts) and guarantees other than product or service warranties. The new guidance is effective for interim and annual periods, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Company has not yet completed this analysis, but based on the analysis completed to date, management does not expect the standard to have a material impact on the Company’s consolidated financial statements.

Accounting and Consolidation of VIEs

A VIE must be consolidated by its primary beneficiary, which generally is defined as the party who has a controlling financial interest in the VIE. The Company is deemed to have a controlling financial interest in a VIE if it has (i) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive income from the VIE that potentially could be significant to the VIE. For purposes of evaluating (ii) above, fees paid to the Company as a decision maker or service provider are excluded if the fees are compensation for services provided commensurate with the level of effort required to be performed and the arrangement includes only customary terms, conditions or amounts present in arrangements for similar services negotiated at arm’s length.

If the Company has a variable interest in an entity that is determined not to be a VIE, the entity then is evaluated for consolidation under the VOE model. For limited partnerships and similar entities, the Company is deemed to have a controlling financial interest in a VOE, and would be required to consolidate the entity, if the Company owns a majority of the entity’s kick-out rights through voting limited partnership interests and other limited partners do not hold substantive participating rights (or other rights that would indicate that the Company does not control the entity). For entities other than limited partnerships, the Company is deemed to have a controlling financial interest in a VOE if it owns a majority voting interest in the entity.

The analysis performed to identify variable interests held, determine whether entities are VIEs or VOEs, and evaluate whether the Company has a controlling financial interest in such entities requires the exercise of judgment and is updated on a continuous basis as circumstances change or new entities are developed. The primary beneficiary evaluation generally is performed qualitatively based on all facts and circumstances, including consideration of economic interests in the VIE held directly and indirectly through related parties and entities under common control, as well as quantitatively, as appropriate.

At June 30, 2017, the General Account held approximately $1,211 million of investment assets in the form of equity interests issued by non-corporate legal entities determined under the VIE consolidation guidance to be VIEs, such as limited partnerships and limited liability companies, including hedge funds, private equity funds, and real estate-related funds. As an equity investor, the General Account is considered to have a “variable interest” in each of these VIEs as a result of its participation in the risks and/or rewards these funds were designed to create by their defined portfolio objectives and strategies. Primarily through qualitative assessment, including consideration of related party interests or other financial arrangements, if any, the General Account was not identified as primary beneficiary of any of these VIEs, largely due to its inability to direct the activities that most significantly impact their economic performance. Consequently, the Company continues to reflect these equity interests in the consolidated balance sheet as “Other equity investments” and to apply the equity method of accounting for these positions. The net assets of these nonconsolidated VIEs are approximately $162,712 million, and the Company’s maximum exposure to loss from its direct involvement with these VIEs is the carrying value of its investment of $1,211 million at June 30, 2017. Except for approximately $850 million of unfunded commitments at June 30, 2017, the Company has no further economic interest in these VIEs in the form of guarantees, derivatives, credit enhancements or similar instruments and obligations.

AB regularly provides seed capital to new company-sponsored investment funds. As such, it may consolidate or de-consolidate a variety of company-sponsored investment funds each quarter. Due to the similarity of risks related to its involvement with each company-sponsored investment fund, disclosures required under the VIE model are aggregated, such as those disclosures regarding the carrying amount and classification of assets.

AB is not required to provide financial support to company-sponsored investment funds and only the assets of such funds are available to settle its own liabilities. AB’s exposure to loss with respect to consolidated company-sponsored investment funds is limited to its investment in, and its management fee earned from, such funds. Equity and debt holders of such funds have no recourse to AB’s assets or to the general credit of AB. The balances of consolidated VIEs and VOEs included in the Company’s balance sheet at June 30, 2017 were assets of $1,031 million, liabilities of $426 million, Redeemable noncontrolling interest of $335 million, Equity attributable to Holdings of $108 million and $36 million attributable to non-redeemable noncontrolling interest. The balances of consolidated VIEs and VOEs included in the Company’s balance sheet at December 31, 2016 were assets of $956 million, liabilities of $293 million, Redeemable noncontrolling interest of $384 million, Equity attributable to Holdings of $112 million and $35 million attributable to non-redeemable noncontrolling interest.

As of June 30, 2017, the net assets of company-sponsored investment products that are nonconsolidated VIEs are approximately $49,400 million, and AB’s maximum risk of loss is its investment of $20 million in these VIEs and advisory fee receivables from these VIEs, which are not material.

Assumption Updates

2017 Assumption Updates. During second quarter 2017, the Company updated its expectations of long-term lapse and partial withdrawal behavior for variable annuities with GMxB features based on emerging experience. These updates increased policyholders’ benefits expected by $827 million, increased the fair value of the GMIB reinsurance contract asset by $504 million, decreased the GMIBNLG liability by $447 million and decreased the amortization of DAC by $75 million. In the first six months of 2017, the after tax impacts of these assumption updates increased Net income by approximately $129 million.

2016 Assumption Updates. During the second quarter of 2016, the Company updated its mortality assumption for certain VISL products as a result of favorable mortality experience, which decreased the amortization of DAC and the initial fee liability by $70 million and $16 million, respectively. Additionally, in the second quarter of 2016 the Company updated the General Account spread assumption for certain VISL products to reflect lower expected investment yields which increased the amortization of DAC and the initial fee liability by $87 million and $5 million, respectively. In the first six months of 2016, the after tax impacts of these assumption updates decreased Net income by approximately $18 million.

Subsequent Events

The Company has evaluated events subsequent to June 30, 2017 through November 13, 2017, which is the date these financial statements were issued.

3)	INVESTMENTS

Fixed Maturities and Equity Securities

The following table provides information relating to fixed maturities and equity securities classified as AFS:

Available-for-Sale Securities by Classification

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	OTTI in AOCI(3)
	(in millions)
June 30, 2017
Fixed Maturity Securities:
Public corporate	$16,163	$846	$55	$16,954	$—
Private corporate	7,360	264	46	7,578	—
U.S. Treasury, government and agency	15,194	747	472	15,469	—
States and political subdivisions	428	67	1	494	—
Foreign governments	352	32	6	378	—
Commercial mortgage-backed	363	8	49	322	6
Residential mortgage-backed(1)	889	23	2	910	—
Asset-backed(2)	643	4	1	646	3
Redeemable preferred stock	499	52	1	550	—

Total Fixed Maturities	41,891	2,043	633	43,301	9
Equity securities	157	5	2	160	—

Total at June 30, 2017	$42,048	$2,048	$635	$43,461	$9

December 31, 2016
Fixed Maturity Securities:
Public corporate	$15,930	$767	$102	$16,595	$—
Private corporate	7,133	221	57	7,297	—
U.S. Treasury, government and agency	15,187	405	756	14,836	—
States and political subdivisions	441	64	2	503	—
Foreign governments	384	30	14	400	—
Commercial mortgage-backed	472	31	108	395	8
Residential mortgage-backed(1)	980	27	2	1,005	—
Asset-backed(2)	273	10	1	282	3
Redeemable preferred stock	532	45	11	566	—

Total Fixed Maturities	41,332	1,600	1,053	41,879	11
Equity securities	113	—	—	113	—

Total at December 31, 2016	$41,445	$1,600	$1,053	$41,992	$11

(1)	Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.
(2)	Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.
(3)	Amounts represent OTTI losses in AOCI, which were not included in income (loss) in accordance with current accounting guidance.

The contractual maturities of AFS fixed maturities at June 30, 2017 are shown in the table below. Bonds not due at a single maturity date have been included in the table in the final year of maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Available-for-Sale Fixed Maturities

Contractual Maturities at June 30, 2017

	Amortized Cost	Fair Value
	(in millions)
Due in one year or less	$2,134	$2,162
Due in years two through five	9,498	9,918
Due in years six through ten	13,165	13,387
Due after ten years	14,700	15,406

Subtotal	39,497	40,873
Commercial mortgage-backed securities	363	322
Residential mortgage-backed securities	889	910
Asset-backed securities	643	646
Redeemable preferred stock	499	550

Total	$41,891	$43,301

The following table shows proceeds from sales, gross gains (losses) from sales and OTTI for AFS fixed maturities during first six months of 2017 and 2016:

	Six Months Ended June 30,
	2017	2016
	(in millions)
Proceeds from sales	$585	$2,454

Gross gains on sales	36	185

Gross losses on sales	$(31)	$(48)

Total OTTI	(14)	(28)
Non-credit losses recognized in OCI	—	—

Credit losses recognized in earnings (loss)	$(14)	$(28)

The following table sets forth the amount of credit loss impairments on fixed maturity securities held by Holdings at the dates indicated and the corresponding changes in such amounts:

Fixed Maturities—Credit Loss Impairments

	Six Months Ended June 30,
	2017	2016
	(in millions)
Balances, beginning of period	$(239)	$(274)
Previously recognized impairments on securities that matured, paid, prepaid or sold	109	79
Recognized impairments on securities impaired to fair value this period(1)	—	(17)
Impairments recognized this period on securities not previously impaired	(14)	(11)

Balances at June 30	$(144)	$(223)

(1)	Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security’s amortized cost.

Net unrealized investment gains (losses) on fixed maturities and equity securities classified as AFS are included in the consolidated balance sheets as a component of AOCI. The table below presents these amounts as of the dates indicated:

	June 30, 2017	December 31, 2016
	(in millions)
AFS Securities:
Fixed maturities:
With OTTI loss	$(17)	$19
All other	1,425	528
Equity securities	3	—

Net Unrealized Gains (Losses)	$1,411	$547

Changes in net unrealized investment gains (losses) recognized in AOCI include reclassification adjustments to reflect amounts realized in Net income (loss) for the current period that had been part of OCI in earlier periods. The tables that follow below present a roll forward of net unrealized investment gains (losses) recognized in AOCI, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized and all other amounts:

Net Unrealized Gains (Losses) on Fixed Maturities with OTTI Losses

	Net Unrealized Gains (Losses) on Investments	DAC	Policyholders Liabilities	Deferred Income Tax Asset (Liability)	AOCI Gain (Loss) Related to Net Unrealized Investment Gains (Losses)
	(in millions)
Balance, January 1, 2017	$19	$1	$(10)	$(4)	$6
Net investment gains (losses) arising during the period	(2)	—	—	—	(2)
Reclassification adjustment:
Included in Net income (loss)	(34)	—	—	—	(34)
Excluded from Net income (loss)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	1	—	—	1
Deferred income taxes	—	—	—	8	8
Policyholders’ liabilities	—	—	11	—	11

Balance, June 30, 2017	$(17)	$2	$1	$4	$(10)

Balance, January 1, 2016	$21	$—	$(4)	$(6)	$11
Net investment gains (losses) arising during the period	(7)	—	—	—	(7)
Reclassification adjustment:
Included in Net income (loss)	3	—	—	—	3
Excluded from Net income (loss)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	—	—	—	—
Deferred income taxes	—	—	—	—	—
Policyholders’ liabilities	—	—	4	—	4

Balance, June 30, 2016	$17	$—	$—	$(6)	$11

All Other Net Unrealized Investment Gains (Losses) in AOCI

	Net Unrealized Gains (Losses) on Investments	DAC	Policyholders Liabilities	Deferred Income Tax Asset (Liability)	AOCI Gain (Loss) Related to Net Unrealized Investment Gains (Losses)
	(in millions)
Balance, January 1, 2017	$529	$(73)	$(196)	$(83)	$177
Net investment gains (losses) arising during the period	850	—	—	—	850
Reclassification adjustment for OTTI losses:
Included in Net income (loss)	53	—	—	—	53
Excluded from Net income (loss)(1)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	(99)	—	—	(98)
Deferred income taxes	—	—	—	(275)	(275)
Policyholders’ liabilities	—	—	(16)	—	(16)

Balance, June 30, 2017	$1,432	$(172)	$(212)	$(358)	$691

Balance, January 1, 2016	$962	$(122)	$(232)	$(213)	$395
Net investment gains (losses) arising during the period	3,084	—	—	—	3,084
Reclassification adjustment for OTTI losses:
Included in Net income (loss)	(133)	—	—	—	(133)
Excluded from Net income (loss)(1)	—	—	—	—	—
Impact of net unrealized investment gains (losses) on:
DAC	—	(211)	—	—	(211)
Deferred income taxes	—	—	—	(869)	(869)
Policyholders’ liabilities	—	—	(256)	—	(256)

Balance, June 30, 2016	$3,913	$(333)	$(488)	$(1,082)	$2,010

(1)	Represents “transfers out” related to the portion of OTTI losses during the period that were not recognized in income (loss) for securities with no prior OTTI loss.

The following tables disclose the fair values and gross unrealized losses of the 727 issues at June 30, 2017 and the 894 issues at December 31, 2016 of fixed maturities that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position for the specified periods at the dates indicated:

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in millions)
June 30, 2017
Fixed Maturity Securities:
Public corporate	$2,662	$48	$184	$6	$2,846	$54
Private corporate	1,170	28	161	18	1,331	46
U.S. Treasury, government and agency	7,166	472	—	—	7,166	472
States and political subdivisions	—	—	19	1	19	1
Foreign governments	46	1	35	5	81	6
Commercial mortgage-backed	86	7	175	42	261	49
Residential mortgage-backed	180	2	174	—	354	2
Asset-backed	160	—	8	1	168	1
Redeemable preferred stock	8	—	12	1	20	1

Total	$11,478	$558	$768	$74	$12,246	$632

December 31, 2016
Fixed Maturity Securities:
Public corporate	$3,466	$95	$150	$7	$3,616	$102
Private corporate	1,548	39	283	18	1,831	57
U.S. Treasury, government and agency	7,290	756	—	—	7,290	756
States and political subdivisions	—	—	18	2	18	2
Foreign governments	73	3	49	11	122	14
Commercial mortgage-backed	68	6	180	102	248	108
Residential mortgage-backed	347	2	35	—	382	2
Asset-backed	128	—	8	1	136	1
Redeemable preferred stock	227	10	12	1	239	11

Total	$13,147	$911	$735	$142	$13,882	$1,053

The Company’s investments in fixed maturity securities do not include concentrations of credit risk of any single issuer greater than 10% of the consolidated equity of the Company, other than securities of the U.S. government, U.S. government agencies, and certain securities guaranteed by the U.S. government. The Company maintains a diversified portfolio of corporate securities across industries and issuers and does not have exposure to any single issuer in excess of 0.2% of total investments. The largest exposures to a single issuer of corporate securities held at June 30, 2017 and December 31, 2016 were $179 million and $173 million, respectively. Corporate high yield securities, consisting primarily of public high yield bonds, are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or the NAIC designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At June 30, 2017 and December 31, 2016, respectively, approximately $1,569 million and $1,656 million, or 3.8% and 4.0%, of the $41,611 million and $41,042 million aggregate amortized cost of fixed maturities held by the Company were considered to be other than investment grade. These securities had net unrealized losses of $35 million and $60 million at June 30, 2017 and December 31, 2016, respectively. At June 30, 2017 and December 31, 2016, respectively, the $74 million and $142 million of gross unrealized losses of twelve months or more were concentrated in corporate and commercial mortgage-backed securities. In accordance with the Company’s OTTI policy the Company concluded that an adjustment to income for OTTI for these securities was not warranted at either June 30, 2017 or December 31, 2016. At June 30, 2017 and December 31, 2016, the Company did not intend to sell the securities nor will it likely be required to dispose of the securities before the anticipated recovery of their remaining amortized cost basis.

At June 30, 2017, the carrying value of fixed maturities that were non-income producing for the twelve months preceding that date was $2 million.

For the first six months of 2017 and 2016, investment income is shown net of investment expenses of $29 million, and $40 million, respectively.

At June 30, 2017 and December 31, 2016, respectively, the fair value of the Company’s trading account securities was $13,946 million and $12,085 million. Included in the trading classification at June 30, 2017 and December 31, 2016, respectively, were U.S. Treasury securities with aggregate amortized costs of $1,410 million and $1,459 million and fair values of $1,441 million and $1,446 million, pledged under repos accounted for as collateralized borrowings and reported in Broker-dealer related payables in the consolidated balance sheets. Also at June 30, 2017 and December 31, 2016, respectively, trading securities included the General Account’s investment in Separate Accounts, which had carrying values of $48 million and $64 million and costs of $30 million and $47 million.

Net unrealized and realized gains (losses) on trading account equity securities are included in Net investment income (loss) in the consolidated statements of income (loss). The table below shows a breakdown of Net investment income from trading account securities during first six months of 2017 and 2016:

Net investment income (loss) from trading securities

	Six Months Ended June 30,
	2017	2016
	(in millions)
Net investment gains (losses) recognized during the period on securities held at the end of the period	$189	$451
Net investment gains (losses) recognized on securities sold during the period	27	20

Unrealized and realized gains (losses) on trading securities arising during the period	216	471

Interest and dividend income from trading securities	117	92

Net investment income (loss) from trading securities	$333	$563

Real Estate

In January 2016, the Company completed the sale of a property located at 787 7th Avenue, New York, New York for a price of $1.9 billion and realized a pre-tax gain of $1.4 billion in the statements of income (loss). In May 2016, the Company completed the sale of its 50% interest in a property located at 1285 Avenue of the Americas, New York, New York for a price of $825 million and realized a pre-tax gain of $457 million.

Mortgage Loans

Mortgage loans on real estate are placed on nonaccrual status once management determines the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At June 30, 2017 and December 31,

2016, the carrying values of commercial mortgage loans on real estate that had been classified as nonaccrual loans were $19 million and $34 million, respectively.

Troubled Debt Restructurings

During second quarter 2017, the Company sold the property previously considered a TDR mortgage loan. As of June 30, 2017, no mortgage loan on the Company balance sheet was considered a TDR.

Valuation Allowances for Mortgage Loans:

Allowance for credit losses for commercial mortgage loans for the first six months of 2017 and 2016 was as follows:

	2017	2016
Allowance for credit losses:	(in millions)
Beginning balance, January 1,	$8	$6
Charge-offs	—	—
Recoveries	—	—
Provision	—	1

Ending balance, June 30,	$8	$7

Ending balance, June 30, individually evaluated for impairment	$8	$7

There were no allowances for credit losses for agricultural mortgage loans for the first six months of 2017 and 2016.

The following tables provide information relating to the loan-to-value and debt service coverage ratios for commercial and agricultural mortgage loans at June 30, 2017 and December 31, 2016, before adjustments for valuation allowance. The values used in these ratio calculations were developed as part of the periodic review of the commercial and agricultural mortgage loan portfolio, which includes an evaluation of the underlying collateral value.

Mortgage Loans by Loan-to-Value and Debt Service Coverage Ratios

June 30, 2017

	Debt Service Coverage Ratio(1)
Loan-to-Value Ratio:(2)	Greater than 2.0x	1.8x to 2.0x	1.5x to 1.8x	1.2x to 1.5x	1.0x to 1.2x	Less than 1.0x	Total Mortgage Loans
	(in millions)
Commercial Mortgage Loans
0% - 50%	$698	$45	$321	$74	$—	$—	$1,138
50% - 70%	3,978	518	695	840	—	—	6,031
70% - 90%	249	22	256	104	96	—	727
90% plus	—	—	27	—	—	—	27

Total Commercial Mortgage Loans	$4,925	$585	$1,299	$1,018	$96	$—	$7,923

Agricultural Mortgage Loans
0% - 50%	$255	$142	$301	$501	$285	$53	$1,537
50% - 70%	125	56	212	321	213	38	965
70% - 90%	—	—	—	4	—	—	4
90% plus	—	—	—	—	—	—	—

Total Agricultural Mortgage Loans	$380	$198	$513	$826	$498	$91	$2,506

Total Mortgage Loans
0% - 50%	$953	$187	$622	$575	$285	$53	$2,675
50% - 70%	4,103	574	907	1,161	213	38	6,996
70% - 90%	249	22	256	108	96	—	731
90% plus	—	—	27	—	—	—	27

Total Mortgage Loans	$5,305	$783	$1,812	$1,844	$594	$91	$10,429

(1)	The debt service coverage ratio is calculated using the most recently reported net operating income results from property operations divided by debt service.
(2)	The loan-to-value ratio is derived from current loan balance divided by the fair market value of the property. The fair market value of the underlying commercial properties is updated annually.

Mortgage Loans by Loan-to-Value and Debt Service Coverage Ratios

December 31, 2016

	Debt Service Coverage Ratio(1)
Loan-to-Value Ratio:(2)	Greater than 2.0x	1.8x to 2.0x	1.5x to 1.8x	1.2x to 1.5x	1.0x to 1.2x	Less than 1.0x	Total Mortgage Loans
	(in millions)
Commercial Mortgage Loans
0% - 50%	$755	$95	$59	$56	$—	$—	$965
50% - 70%	3,217	430	673	1,100	76	—	5,496
70% - 90%	282	65	229	127	28	46	777
90% plus	—	—	28	15	—	—	43

Total Commercial Mortgage Loans	$4,254	$590	$989	$1,298	$104	$46	$7,281

Agricultural Mortgage Loans
0% - 50%	$254	$138	$296	$468	$286	$49	$1,491
50% - 70%	141	57	209	333	219	45	1,004
70% - 90%	—	—	2	4	—	—	6
90% plus	—	—	—	—	—	—	—

Total Agricultural Mortgage Loans	$395	$195	$507	$805	$505	$94	$2,501

Total Mortgage Loans
0% - 50%	$1,009	$233	$355	$524	$286	$49	$2,456
50% - 70%	3,358	487	882	1,433	295	45	6,500
70% - 90%	282	65	231	131	28	46	783
90% plus	—	—	28	15	—	—	43

Total Mortgage Loans	$4,649	$785	$1,496	$2,103	$609	$140	$9,782

(1)	The debt service coverage ratio is calculated using the most recently reported net operating income results from property operations divided by annual debt service.
(2)	The loan-to-value ratio is derived from current loan balance divided by the fair market value of the property. The fair market value of the underlying commercial properties is updated annually.

The following table provides information relating to the aging analysis of past due mortgage loans at June 30, 2017 and December 31, 2016, respectively, before adjustments for valuation allowance:

Age Analysis of Past Due Mortgage Loans

	30-59 Days	60-89 Days	90 Days Or >	Total Past Due	Current	Total Financing Receivables	Recorded Investment 90 Days or > and Accruing
	(in millions)
June 30, 2017
Commercial	$—	$—	$—	$—	$7,922	$7,922	$—
Agricultural	37	6	19	62	2,444	2,506	19

Total Mortgage Loans	$37	$6	$19	$62	$10,366	$10,428	$19

December 31, 2016
Commercial	$—	$—	$—	$—	$7,281	$7,281	$—
Agricultural	9	2	6	17	2,484	2,501	6

Total Mortgage Loans	$9	$2	$6	$17	$9,765	$9,782	$6

The following table provides information regarding impaired mortgage loans at June 30, 2017 and December 31, 2016, respectively:

Impaired Mortgage Loans

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment(1)	Interest Income Recognized
	(in millions)
June 30, 2017:
With no related allowance recorded:
Commercial mortgage loans - other	$—	$—	$—	$—	$—
Agricultural mortgage loans	—	—	—	—	—

Total	$—	$—	$—	$—	$—

With related allowance recorded:
Commercial mortgage loans - other	$27	$27	$(8)	$27	$1
Agricultural mortgage loans	—	—	—	—	—

Total	$27	$27	$(8)	$27	$1

December 31, 2016:
With no related allowance recorded:
Commercial mortgage loans - other	$15	$15	$—	$22	$—
Agricultural mortgage loans	—	—	—	—	—

Total	$15	$15	$—	$22	$—

With related allowance recorded:
Commercial mortgage loans - other	$27	$27	$(8)	$48	$2
Agricultural mortgage loans	—	—	—	—	—

Total	$27	$27	$(8)	$48	$2

(1)	Represents a three-quarter average of recorded amortized cost.

Derivatives and Offsetting Assets and Liabilities

The Company uses derivatives as part of its overall asset/liability risk management primarily to reduce exposures to equity market and interest rate risks. Derivative hedging strategies are designed to reduce these risks from an economic perspective and are all executed within the framework of a Derivative Use Plan approved by applicable states’ insurance law. Derivatives are generally not accounted for using hedge accounting, with the exception of TIPS, which is discussed further below. Operation of these hedging programs is based on models involving numerous estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates, election rates, fund performance, market volatility and interest rates. A wide range of derivative contracts are used in these hedging programs, including exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, bond and bond-index total return swaps, swaptions, variance swaps and equity options, credit and foreign exchange derivatives, as well as bond and repo transactions to support the hedging. The derivative contracts are collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits’ exposures attributable to movements in capital markets.

Derivatives utilized to hedge exposure to Variable Annuities with GMxB Features

The Company has issued and continues to offer variable annuity products with GMxB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholders’ account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in the present value of GMIB, in the event of annuitization, being higher than what accumulated policyholders’ account balances would support, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. The risk associated with products that have a GMxB derivative features liability is that under-performance of the financial markets could result in the GMxB derivative features’ benefits being higher than what accumulated policyholders’ account balances would support.

For GMxB features, the Company retains certain risks including basis, credit spread and some volatility risk and risk associated with actual versus expected actuarial assumptions for mortality, lapse and surrender, withdrawal and policyholder election rates, among other things. The derivative contracts are managed to correlate with changes in the value of the GMxB features that result from financial markets movements. A portion of exposure to realized equity volatility is hedged using equity options and variance swaps and a portion of exposure to credit risk is hedged using total return swaps on fixed income indices. Additionally, the Company is party to total return swaps for which the reference U.S. Treasury securities are contemporaneously purchased from the market and sold to the swap counterparty. As these transactions result in a transfer of control of the U.S. Treasury securities to the swap counterparty, the Company derecognizes these securities with consequent gain or loss from the sale. The Company has also purchased reinsurance contracts to mitigate the risks associated with GMDB features and the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company.

The Company has in place an economic hedge program using interest rate swaps to partially protect the overall profitability of future variable annuity sales against declining interest rates.

Derivatives utilized to hedge crediting rate exposure on SCS, SIO, MSO and IUL products/investment options

The Company hedges crediting rates in the SCS variable annuity, SIO in the EQUI-VEST variable annuity series, MSO in the variable life insurance products and IUL insurance products. These products permit the contract owner to participate in the performance of an index, ETF or commodity price movement up to a cap for a set period of time. They also contain a protection feature, in which the Company will absorb, up to a certain percentage, the loss of value in an index, ETF or commodity price, which varies by product segment.

In order to support the returns associated with these features, the Company enters into derivative contracts whose payouts, in combination with fixed income investments, emulate those of the index, ETF or commodity price, subject to caps and buffers without any basis risk due to market exposures, thereby substantially reducing any exposure to market-related earnings volatility.

Derivatives used to hedge equity market risks associated with the General Account’s seed money investments in Separate Accounts, retail mutual funds and Separate Account fee revenue fluctuations

The Company’s General Account seed money investments in Separate Account equity funds and retail mutual funds exposes us to market risk, including equity market risk which is partially hedged through equity-index futures contracts to minimize such risk.

Periodically, the Company enters into futures on equity indices to mitigate the impact on net income from Separate Account fee revenue fluctuations due to movements in the equity markets. These positions partially cover fees expected to be earned from the Company’s Separate Account products.

Derivatives used for General Account Investment Portfolio

The Company maintains a strategy in its General Account investment portfolio to replicate the credit exposure of fixed maturity securities otherwise permissible for investment under its investment guidelines through the sale of CDSs. Under the terms of these swaps, the Company receives quarterly fixed premiums that, together with any initial amount paid or received at trade inception, replicate the credit spread otherwise currently obtainable by purchasing the referenced entity’s bonds of similar maturity. These credit derivatives generally have remaining terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net investment income (loss). The Company manages its credit exposure taking into consideration both cash and derivatives based positions and selects the reference entities in its replicated credit exposures in a manner consistent with its selection of fixed maturities. In addition, the Company generally transacts the sale of CDSs in single name reference entities of investment grade credit quality and with counterparties subject to collateral posting requirements. If there is an event of default by the reference entity or other such credit event as defined under the terms of the swap contract, the Company is obligated to perform under the credit derivative and, at the counterparty’s option, either pay the referenced amount of the contract less an auction-determined recovery amount or pay the referenced amount of the contract and receive in return the defaulted or similar security of the reference entity for recovery by sale at the contract settlement auction. To date, there have been no events of default or circumstances indicative of a deterioration in the credit quality of the named referenced entities to require or suggest that the Company will have to perform under these CDSs. The maximum potential amount of future payments the Company could be required to make under these credit derivatives is limited to the par value of the referenced securities which is the dollar or euro-equivalent of the derivative notional amount. The SNAC or STEC under which the Company executes these CDS sales transactions does not contain recourse provisions for recovery of amounts paid under the credit derivative.

The Company purchased 30-year TIPS and other sovereign bonds, both inflation linked and non-inflation linked, as General Account investments and enters into asset or cross-currency basis swaps, to result in payment of the given bond’s coupons and principal at maturity in the bond’s specified currency to the swap counterparty, in return for fixed dollar amounts. These swaps, when considered in combination with the bonds, together result in a net position that is intended to replicate a dollar-denominated fixed-coupon cash bond with a yield higher than a term-equivalent U.S. Treasury bond. At June 30, 2017 and December 31, 2016, respectively, the Company’s unrealized gains related to this program were $31 million and $97 million and reported in AOCI.

The Company hedges a portion of the credit exposure in its General Account investment portfolio by buying protection through a swap. Under the terms of these swaps, the Company pays quarterly fixed premiums that, together with any initial amount paid or received at trade inception, serve as premiums paid to hedge the risk arising from multiple defaults of bonds referenced in the CDX index. These credit derivatives have terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net derivative gains (losses).

In 2016, the Company implemented a program to mitigate its duration gap using total return swaps for which the reference U.S. Treasury securities are sold to the swap counterparty under arrangements economically similar to repurchase agreements. As these transactions result in a transfer of control of the U.S. Treasury securities to the swap counterparty, the Company derecognizes these securities with consequent gain or loss from the sale. Under this program, the Company derecognized approximately $995 million U.S. Treasury securities for which the Company received proceeds of approximately $1,007 million at inception of the total return swap contracts. Under the terms of these swaps, the Company retains ongoing exposure to the total returns of the underlying U.S. Treasury securities in exchange for a financing cost. At June 30, 2017, the aggregate fair value of U.S. Treasury securities derecognized under this program was approximately $869 million. Reported in Other invested assets in the Company’s balance sheet at June 30, 2017 is approximately $(18) million, representing the fair value of the total return swap contracts.

Derivatives used to hedge currency fluctuations on affiliated loans

The Company uses foreign exchange derivatives to reduce exposure to currency fluctuations that may arise from non-U.S.-dollar denominated financial instruments. The Company has currency swap contracts with AXA to hedge foreign exchange exposure from affiliated loans.

The tables below present quantitative disclosures about the Company’s derivative instruments, including those embedded in other contracts required to be accounted for as derivative instruments.

Derivative Instruments by Category

	At June 30, 2017			Gains (Losses) Reported In Earnings (Loss) Six Months Ended June 30, 2017
		Fair Value
	Notional Amount	Asset Derivatives	Liability Derivatives
	(in millions)
Freestanding Investment Derivatives
Equity contracts:(1)
Futures	$8,479	$1	$1	$(616)
Swaps	6,940	12	178	(674)
Options	14,744	2,532	1,216	504
Interest rate contracts:(1)
Swaps	25,565	718	209	585
Futures	16,527	—	—	83
Credit contracts:(1)
Credit default swaps	3,300	33	13	8
Other freestanding contracts:(1)
Foreign currency contracts	1,237	33	11	(1)
Margin	—	75	—	—
Collateral paid	—	19	—	—
Collateral received	—	—	1,801	—
Embedded and Freestanding Insurance Derivatives
GMIB reinsurance contracts(6)	—	2,091	—	367
GMxB derivative features liability(3,6)	—	—	4,841	862
SCS, SIO, MSO and IUL indexed features liability(5)	—	—	1,210	(299)

Net derivative investment (gains) loss				819

Cross currency swaps(2,4)	391	—	48	(7)

Total	$77,183	$5,514	$9,528	$812

(1)	Reported in Other invested assets in the consolidated balance sheets.
(2)	Reported in Other assets or Other liabilities in the consolidated balance sheets.
(3)	Reported in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets.
(4)	Reported in Other income in the consolidated statements of income (loss).
(5)	SCS and SIO indexed features are reported in Policyholders’ account balances; MSO and IUL indexed features are reported in Future policyholders’ benefits and other policyholders’ liabilities in the consolidated balance sheets.
(6)	Reported in Net derivative gains (losses) in the consolidated statements of income (loss).

	At December 31, 2016			Gains (Losses) Reported In Earnings (Loss) Six Months Ended June 30, 2016
		Fair Value
	Notional Amount	Asset Derivatives	Liability Derivatives
	(in millions)
Freestanding Investment Derivatives
Equity contracts:(1)
Futures	$9,131	$1	$1	$(460)
Swaps	5,933	22	117	(31)
Options	12,241	2,190	1,174	135
Interest rate contracts:(1)
Floors	1,500	11	—	6
Swaps	26,133	514	1,443	2,085
Futures	14,818	—	—	7
Credit contracts:(1)
Credit default swaps	2,757	20	15	—
Other freestanding contracts:(1)
Foreign currency contracts	730	52	6	(8)
Margin	—	121	6	—
Collateral	—	935	908	—
Embedded and Freestanding Insurance Derivatives
GMIB reinsurance contracts(6)	—	1,735	—	479
GMxB derivative features liability(3,6)	—	—	5,550	(2,037)
SCS, SIO, MSO and IUL indexed features liability(5,6)	—	—	911	(109)

Net derivative investment (gains) loss				67

Cross currency swaps(2,4)	391	—	81	4

Total	$73,634	$5,601	$10,212	$71

(1)	Reported in Other invested assets in the consolidated balance sheets.
(2)	Reported in Other assets or Other liabilities in the consolidated balance sheets.
(3)	Reported in Future policy benefits and other policyholders’ liabilities in the consolidated balance sheets.
(4)	Reported in Other income in the consolidated statements of income (loss).
(5)	SCS and SIO indexed features are reported in Policyholders’ account balances; MSO and IUL indexed features are reported in Future policyholders’ benefits and other policyholders’ liabilities in the consolidated balance sheets.
(6)	Reported in Net derivative gains (losses) in the consolidated statements of income (loss).

Equity-Based and Treasury Futures Contracts Margin

All outstanding equity-based and treasury futures contracts at June 30, 2017 are exchange-traded and net settled daily in cash. At June 30, 2017, the Company had open exchange-traded futures positions on: (i) the S&P 500, Russell 2000, and Emerging Market indices, having initial margin requirements of $280 million, (ii) the 2-year, 5-year and 10-year U.S. Treasury Notes on U.S. Treasury bonds and ultra-long bonds, having initial margin requirements of $48 million and (iii) the Euro Stoxx, FTSE 100, Topix, ASX 200 and EAFE indices as well as corresponding currency futures on the Euro/U.S. dollar, Pound/U.S. dollar, Australian dollar/U.S. dollar and Yen/U.S. dollar having initial margin requirements of $28 million.

Credit Risk

Although notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of credit risk. A derivative with positive fair value (a derivative asset) indicates existence of credit risk because the counterparty would owe money to the Company if the contract were closed at the reporting date. Alternatively, a derivative contract with negative fair value (a derivative liability) indicates the Company would owe money to the counterparty if the contract were closed at the reporting date. To reduce credit exposures in OTC derivative transactions the Company generally enters into master agreements that provide for a netting of financial exposures with the counterparty and allow for collateral arrangements as further described below under ISDA Master Agreements. The Company further controls and minimizes its counterparty exposure through a credit appraisal and approval process.

ISDA Master Agreements

Netting Provisions. The standardized ISDA Master Agreement under which the Company conducts its OTC derivative transactions includes provisions for payment netting. In the normal course of business activities, if there is more than one derivative transaction with a single counterparty, the Company will set-off the cash flows of those derivatives into a single amount to be exchanged in settlement of the resulting net payable or receivable with that counterparty. In the event of default, insolvency, or other similar event pre-defined under the ISDA Master Agreement that would result in termination of OTC derivatives transactions before their maturity, netting procedures would be applied to calculate a single net payable or receivable with the counterparty.

Collateral Arrangements. The Company generally has executed a CSA under the ISDA Master Agreement, it maintains with each of its OTC derivative counterparties that requires both posting and accepting collateral either in the form of cash or high-quality securities, such as U.S. Treasury securities, U.S. government and government agency securities and investment grade corporate bonds. These CSAs are bilateral agreements that require collateral postings by the party “out-of-the-money” or in a net derivative liability position. Various thresholds for the amount and timing of collateralization of net liability positions are applicable. Consequently, the credit exposure of the Company’s OTC derivative contracts is limited to the net positive estimated fair value of those contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to CSAs. Derivatives are recognized at fair value in the consolidated balance sheets and are reported either as assets in Other invested assets or as liabilities in Other liabilities, except for embedded insurance-related derivatives as described above and derivatives transacted with a related counterparty. Holdings nets the fair value of all derivative financial instruments with counterparties for which an ISDA Master Agreement and related CSA have been executed.

At June 30, 2017 and December 31, 2016, respectively, the Company held $1,801 million and $740 million in cash and securities collateral delivered by trade counterparties, representing the fair value of the related derivative agreements. This unrestricted cash collateral is reported in Cash and cash equivalents. The aggregate fair value of all collateralized derivative transactions that were in a liability position with trade counterparties at June 30, 2017 and December 31, 2016, respectively, were $18 million and $747 million, for which the Company posted collateral of $16 million and $868 million at June 30, 2017 and December 31, 2016, respectively, in the normal operation of its collateral arrangements. Certain of the Company’s ISDA Master Agreements contain contingent provisions that permit the counterparty to terminate the ISDA Master Agreement if the Company’s credit rating falls below a specified threshold, however, the occurrence of such credit event would not impose additional collateral requirements.

Margin

Effective January 3, 2017, the CME amended its rulebook, resulting in the characterization of variation margin transfers as settlement payments, as opposed to adjustments to collateral. These amendments impacted the accounting treatment of the Company’s centrally cleared derivatives for which the CME serves as the central clearing party. As of the effective date, the application of the amended rulebook reduced gross derivative assets by $75 million and gross derivative liabilities by $0 million.

Securities Repurchase and Reverse Repurchase Transactions

Securities repurchase and reverse repurchase transactions are conducted by the Company under a standardized securities industry master agreement, amended to suit the specificities of each respective counterparty. These agreements generally provide detail as to the nature of the transaction, including provisions for payment netting, establish parameters concerning the ownership and custody of the collateral securities, including the right to substitute collateral during the term of the agreement, and provide for remedies in the event of default by either party. Amounts due to/from the same counterparty under these arrangements generally would be netted in the event of default and subject to rights of set-off in bankruptcy. The Company’s securities repurchase and reverse repurchase agreements are accounted for as secured borrowing or lending arrangements, respectively and are reported in the consolidated balance sheets on a gross basis. The Company obtains or posts collateral generally in the form of cash and U.S. Treasury, corporate and government agency securities. The fair value of the securities to be repurchased or resold are monitored on a daily basis with additional collateral posted or obtained as necessary. Securities to be repurchased or resold are the same, or substantially the same, as those initially transacted under the arrangement. At June 30, 2017 and December 31, 2016, the balance outstanding under securities repurchase transactions was $3,400 million and $3,593 million, respectively. The Company utilized these repurchase agreements for asset liability and cash management purposes. For other instruments used for asset liability management purposes see “Obligation under funding agreements” included in Note 13.

The following table presents information about the General Account’s offsetting of financial assets and liabilities and derivative instruments at June 30, 2017:

Offsetting of Financial Assets and Liabilities and Derivative Instruments

At June 30, 2017

	Gross Amounts Recognized	Gross Amounts Offset in the Balance Sheets	Net Amounts Presented in the Balance Sheets
	(in millions)
ASSETS(1)
Derivatives:
Equity contracts	$2,545	$1,395	$1,150
Interest rate contracts	718	209	509
Credit contracts	33	13	20
Foreign Currency contracts	33	11	22
Collateral	75	1,801	(1,726)
Margin	19	—	19

Total derivatives, subject to an ISDA Master Agreement	3,423	3,429	(6)
Total derivatives, not subject to an ISDA Master Agreement	—	—	—

Total derivatives	3,423	3,429	(6)
Other financial instruments	3,332	—	3,332

Other invested assets	$6,755	$3,429	$3,326

Securities purchased under agreement to resell	$—	$—	$—

	Gross Amounts Recognized	Gross Amounts Offset in the Balance Sheets	Net Amounts Presented in the Balance Sheets
	(in millions)
LIABILITIES(2)
Derivatives:
Equity contracts	$1,395	$1,395	$—
Interest rate contracts	209	209	—
Credit contracts	13	13	—
Foreign currency contracts	11	11	—
Collateral	1,801	1,801	—
Margin	—	—	—

Total derivatives, all subject to an ISDA Master Agreement	3,429	3,429	—
Total derivatives, not subject to an ISDA Master Agreement	48	—	48

Total derivatives	3,477	3,429	48
Other financial liabilities	4,050	—	4,050

Other liabilities	$7,527	$3,429	$4,098

Securities sold under agreement to repurchase(3)	$3,239	$—	$3,239

(1)	Excludes Investment Management and Research segment’s derivative assets of consolidated VIEs.
(2)	Excludes Investment Management and Research segment’s derivative liabilities of consolidated VIEs.
(3)	Excludes expense of $161 million in securities sold under agreement to repurchase.

The following table presents information about the General Account’s gross collateral amounts that are offset in the consolidated balance sheets at June 30, 2017:

Gross Collateral Amounts Offset in the Consolidated Balance Sheets

At June 30, 2017

	Fair Value of Assets	Collateral (Received)/Held
		Financial Instruments	Cash	Net Amounts
	(in millions)
ASSETS(1)
Total derivatives	$1,700	$—	$(1,706)	$(6)
Other financial assets	3,332	—	—	3,332

Other invested assets	$5,032	$—	$(1,706)	$3,326

Securities purchased under agreement to resell	$—	$—	$—	$—

	Fair Value of Liabilities	Collateral (Received)/Held
		Financial Instruments	Cash	Net Amounts
	(in millions)
LIABILITIES(2)
Other derivatives	$48	$—	$—	$48
Other financial liabilities	4,050	—	—	4,050

Other liabilities	$4,098	$—	$—	$4,098

Securities sold under agreement to repurchase(3)	$3,239	$(3,413)	$(55)	$(229)

(1)	Excludes Investment Management and Research segment’s derivative assets of consolidated VIEs.

(2)	Excludes Investment Management and Research segment’s derivative liabilities of consolidated VIEs.
(3)	Excludes expense of $161 million in securities sold under agreement to repurchase.

The following table presents information about repurchase agreements accounted for as secured borrowings in the consolidated balance sheets at June 30, 2017:

Repurchase Agreement Accounted for as Secured Borrowings

At June 30, 2017

	Remaining Contractual Maturity of the Agreements
	Overnight and Continuous	Up to 30 days	30–90 days	Greater Than 90 days	Total
	(in millions)
Repurchase agreements(1)
U.S. Treasury and agency securities	$—	$3,239	$—	$—	$3,239

Total	$—	$3,239	$—	$—	$3,239

Reverse repurchase agreements
Corporate securities	$—	$—	$—	$—	$—

Total	$—	$—	$—	$—	$—

(1)	Excludes expense of $161 million in securities sold under agreement to repurchase.

The following table presents information about the General Account’s offsetting financial assets and liabilities and derivative instruments at December 31, 2016:

Offsetting Financial Assets and Liabilities and Derivative Instruments

At December 31, 2016

	Gross Amounts Recognized	Gross Amounts Offset in the Balance Sheets	Net Amounts Presented in the Balance Sheets
	(in millions)
ASSETS(1)
Derivatives
Equity contracts	$2,214	$1,292	$922
Interest rate contracts	521	1,443	(922)
Credit contracts	20	15	5
Foreign currency contracts	52	6	46
Collateral	935	908	27
Margin	121	6	115

Total derivatives, subject to an ISDA Master Agreement	3,863	3,670	193
Total derivatives, not subject to an ISDA Master Agreement	4	—	4

Total derivatives	3,867	3,670	197
Other financial instruments	3,087	—	3,087

Other invested assets	$6,954	$3,670	$3,284

Securities purchased under agreement to resell	$—	$—	$—

LIABILITIES(2)
Derivatives
Equity contracts	$1,292	$1,292	$—
Interest rate contracts	1,443	1,443	—
Credit contracts	15	15	—
Foreign currency contracts	6	6	—
Collateral	908	908	—
Margin	6	6	—

Total derivatives, subject to an ISDA Master Agreement	3,670	3,670	—
Total derivatives, not subject to an ISDA Master Agreement	81	—	81

Total derivatives	3,751	3,670	81
Other financial liabilities	3,639	—	3,639

Other liabilities	$7,390	$3,670	$3,720

Securities sold under agreement to repurchase(3)	$3,586	$—	$3,586

(1)	Excludes Investment Management and Research segment’s derivative assets of consolidated VIEs.
(2)	Excludes Investment Management and Research segment’s derivative liabilities of consolidated VIEs.
(3)	Excludes expense of $7 million in securities sold under agreement to repurchase.

The following table presents information about the General Account’s gross collateral amounts that are offset in the consolidated balance sheets at December 31, 2016:

Gross Collateral Amounts Offset in the Consolidated Balance Sheets

At December 31, 2016

	Fair Value of Assets	Collateral (Received)/Held
		Financial Instruments	Cash	Net Amounts
	(in millions)
ASSETS(1)
Total Derivatives	$56	$(6)	$141	$191
Other financial instruments	3,087	—	—	3,087

Other invested assets	$3,143	$(6)	$141	$3,278

	Fair Value of Liabilities	Collateral (Received)/Held
		Financial Instruments	Cash	Net Amounts
	(in millions)
LIABILITIES(2)
Other Derivatives	$81	$—	$—	$81
Other financial liabilities	3,639	—	—	3,639

Other liabilities	$3,720	$—	$—	$3,720

Securities sold under agreement to repurchase(3)	$3,586	$(3,467)	$(115)	$43

(1)	Excludes Investment Management and Research segment’s derivative assets of consolidated VIEs.
(2)	Excludes Investment Management and Research segment’s derivative liabilities of consolidated VIEs.
(3)	Excludes expense of $7 million in securities sold under agreement to repurchase.

The following table presents information about repurchase agreements accounted for as secured borrowings in the consolidated balance sheets at December 31, 2016.

Repurchase Agreement Accounted for as Secured Borrowings

At December 31, 2016

	Remaining Contractual Maturity of the Agreements
	Overnight and Continuous	Up to 30 days	30–90 days	Greater Than 90 days	Total
	(in millions)
Securities sold under agreement to repurchase(1)
U.S. Treasury and agency securities	$—	$3,586	$—	$—	$3,586

Total	$—	$3,586	$—	$—	$3,586

(1)	Excludes expense of $7 million in securities sold under agreement to repurchase.

4)	CLOSED BLOCK

The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in AOCI) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, AXA Equitable Life has developed an actuarial calculation of the expected timing of AXA Equitable Life’s Closed Block’s earnings.

If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

Summarized financial information for the Closed Block follows:

	June 30, 2017	December 31, 2016
	(in millions)
CLOSED BLOCK LIABILITIES
Future policy benefits, policyholders’ account balances and other	$7,067	$7,179
Policyholder dividend obligation	47	52
Other liabilities	204	43

Total Closed Block liabilities	7,318	7,274

ASSETS DESIGNATED TO THE CLOSED BLOCK
Fixed maturities, available for sale, at fair value (amortized cost of $4,092 and $3,884)	4,267	4,025
Mortgage loans on real estate	1,791	1,623
Policy loans	805	839
Cash and other invested assets	136	444
Other assets	173	181

Total assets designated to the Closed Block	7,172	7,112

Excess of Closed Block liabilities over assets designated to the Closed Block	146	162
Amounts included in accumulated other comprehensive income (loss):
Net unrealized investment gains (losses), net of policyholder dividend obligation of $(47) and $(52)	139	100

Maximum Future Earnings To Be Recognized From Closed Block Assets and Liabilities	$285	$262

Closed Block revenues and expenses were as follows:

	Six Months Ended June 30,
	2017	2016
	(in millions)
REVENUES
Premiums and other income	$115	$122
Investment income (loss)	162	174
Net investment gains (losses)	(16)	1

Total revenues	261	297

BENEFITS AND OTHER DEDUCTIONS
Policyholders’ benefits and dividends	284	273
Other operating costs and expenses	1	2

Total benefits and other deductions	285	275

Net revenues (loss) before income taxes	(24)	22
Income tax (expense) benefit	8	(8)

Net revenues (losses)	$(16)	$14

Reconciliation of the policyholder dividend obligation follows:

	Six Months Ended June 30,
	2017	2016
	(in millions)
Balances, beginning of year	$52	$81
Unrealized investment gains (losses), net of DAC	(5)	140

Balances, end of period	$47	$221

5)	INSURANCE LIABILITIES

A)	Variable Annuity Contracts – GMDB, GMIB, GIB and GWBL and Other Features

The Company has certain variable annuity contracts with GMDB, GMIB, GIB and GWBL and other features in-force that guarantee one of the following:

•	Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

•	Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

•	Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages;

•	Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit, which may include either a five year or an annual reset; or

•	Withdrawal: the withdrawal is guaranteed up to a maximum amount per year for life.

The following table summarizes the direct GMDB and GMIB with no NLG feature liabilities, before reinsurance ceded, reflected in the consolidated balance sheets in future policy benefits and other policyholders’ liabilities:

	GMDB	GMIB	Total
	(in millions)
Balance at January 1, 2017	$3,170	$3,874	$7,044
Paid guarantee benefits	(189)	(79)	(268)
Other changes in reserve	682	777	1,459

Balance at June 30, 2017	$3,663	$4,572	$8,235

Balance at January 1, 2016	$2,999	$3,891	$6,890
Paid guarantee benefits	(195)	(218)	(413)
Other changes in reserve	416	929	1,345

Balance at June 30, 2016	$3,220	$4,602	$7,822

The following table summarizes the ceded GMDB liabilities, reflected in the consolidated balance sheets in amounts due from reinsurers:

	Six Months Ended June 30,
	2017	2016
	(in millions)
Balance, beginning of year	$90	$98
Paid guarantee benefits	(9)	(9)
Other changes in reserve	18	6

Balance, end of period	$99	$95

The following table summarizes the assumed GMDB liabilities, reflected in the consolidated balance sheets in future policy benefits and other policyholders’ liabilities:

GMDB
(in millions)
Balance at January 1, 2017	$121
Paid guarantee benefits	(11)
Other changes in reserve	(6)

Balance at June 30, 2017	104

Balance at January 1, 2016	135
Paid guarantee benefits	(20)
Other changes in reserve	5

Balance at June 30, 2016	$120

The liability for the GMxB derivative features liability, the liability for SCS, SIO, MSO and IUL indexed features and the GMIB reinsurance contracts are considered embedded derivatives and are reported at fair value. summarized in the table below is a summary of the fair value of these liabilities at June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
	(in millions)
GMIB NLG(1)	$4,486	$5,128
SCS, MSO, IUL features(2)	1,210	911
GMIB reinsurance contract liability(1)	233	258
GWBL/GMWB(1)	93	114
GIB(1)	17	30
GMAB(1)	12	20

Total embedded and freestanding derivative liability	$6,051	$6,461

GMIB reinsurance contract asset(3)	$2,091	$1,735

(1)	Reported in future policyholders benefits and other policyholders’ liabilities in the consolidated balance sheets.
(2)	Reported in policyholders’ account balances in the consolidated balance sheets.
(3)	Reported in GMIB reinsurance contract asset, at fair value in the consolidated balance sheets.

The June 30, 2017 values for direct variable annuity contracts in-force on such date with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:

	Return of Premium	Ratchet	Roll-Up	Combo	Total
	(Dollars in millions)
GMDB
Account values invested in:
General Account	$13,799	$115	$68	$213	$14,195
Separate Accounts	$43,056	$9,232	$3,441	$34,783	$90,512
Net amount at risk, gross	$190	$79	$2,127	$16,079	$18,475
Net amount at risk, net of amounts reinsured	$190	$74	$1,452	$16,079	$17,795
Average attained age of policyholders	51.3	66.1	72.6	67.9	55.1
Percentage of policyholders over age 70	9.5%	38.5%	61.7%	44.7%	17.7%
Range of contractually specified interest rates	N/A	N/A	3%-6%	3%-6.5%	3%-6.5%
GMIB
Account values invested in:
General Account	N/A	N/A	$28	$309	$337
Separate Accounts	N/A	N/A	$19,636	$40,308	$59,944
Net amount at risk, gross	N/A	N/A	$1,026	$6,844	$7,870
Net amount at risk, net of amounts reinsured	N/A	N/A	$319	$6,195	$6,514
Weighted average years remaining until annuitization	N/A	N/A	1.7	1.0	1.1
Range of contractually specified interest rates	N/A	N/A	3%-6%	3%-6.5%	3%-6.5%

The June 30, 2017 values for assumed variable annuity contracts in force on such date with GMDB and GMIB features are presented in the following table:

	Return of Premium or Reset	Ratchet	Roll-Up	Combo	Total
	(in millions)
GMDB
Reinsured Account values	$1,065	$6,073	$315	$1,951	$9,404
Net amount at risk assumed	$8	$320	$28	$382	$738
Average attained age of policyholders	67	72	77	75	72
Percentage of policyholders over age 70	39.9%	59.9%	74.8%	72.4%	60.7%
Range of contractually specified interest rates(1)	N/A	N/A	3%-10%	5%-10%	3%-10%
GMIB
Reinsured Account values	$994	$53	$283	$1,383	$2,713
Net amount at risk assumed	$2	$1	$44	$268	$315
Average attained age of policyholders	71	73	71	68	69
Percentage of policyholders over age 70	59.9%	61.8%	53.9%	46.3%	52.4%
Range of contractually specified interest rates(1)	N/A	N/A	3.3%-6.5%	6.0%	3.3%-6.5%

(1)	In general, for policies with the highest contractual interest rate shown (10%), the rate applied only for the first 10 years after issue, which have now elapsed.

B)	Separate Account Investments by Investment Category Underlying GMDB and GMIB Features

The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option, which is part of the General Account and variable investment options that invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB guarantees. Because variable annuity contracts offer both GMDB and GMIB features, GMDB and GMIB amounts are not mutually exclusive.

Investment in Variable Insurance Trust Mutual Funds

	June 30, 2017	December 31, 2016
	(in millions)
GMDB
Equity	$73,817	$69,625
Fixed income	2,334	2,483
Balanced	14,054	14,434
Other	307	348

Total	$90,512	$86,890

GMIB
Equity	$48,065	$45,931
Fixed income	1,626	1,671
Balanced	10,116	10,097
Other	137	150

Total	$59,944	$57,849

C)	Hedging Programs for GMDB, GMIB, GIB and GWBL and other Features

Beginning in 2003, the Company established a program intended to hedge certain risks associated first with the GMDB feature and, beginning in 2004, with the GMIB feature of the Accumulator series of variable annuity products. The program has also been extended to cover other guaranteed benefits as they have been made available. This program utilizes derivative contracts, such as exchange-traded equity, currency, and interest rate futures contracts, total return and/or equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options that collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits’ exposures attributable to movements in the capital markets. At the present time, this program hedges certain economic risks on products sold from 2001 forward, to the extent such risks are not reinsured. At June 30, 2017, the total account value and net amount at risk of the hedged variable annuity contracts were $68,171 million and $16,773 million, respectively, with the GMDB feature and $57,117 million and $7,551 million, respectively, with the GMIB and GIB feature. A hedge program is also used to manage certain capital markets risks associated with the assumed GMDB and GMIB features, At June 30, 2017, the total account value and net amount at risk of the hedged assumed variable annuity contracts were $9,404 million and $738 million, respectively, with the GMDB feature and $2,713 million and $315 million, respectively, with the GMIB feature.

These programs do not qualify for hedge accounting treatment. Therefore, gains (losses) on the derivatives contracts used in these programs, including current period changes in fair value, are recognized in net investment income (loss) in the period in which they occur, and may contribute to income (loss) volatility.

D)	Variable and Interest-Sensitive Life Insurance Policies — NLG

The NLG feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The NLG remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

The following table summarizes the NLG liabilities reflected in the Balance Sheet in Future policy benefits and other policyholders’ liabilities:

Direct Liability(1)
(in millions)
Balance at January 1, 2017	$1,325
Other changes in reserves	51

Balance at June 30, 2017	$1,376

Balance at January 1, 2016	$1,262
Other changes in reserves	56

Balance at June 30, 2016	$1,318

(1)	There were no amounts of reinsurance ceded in any period presented.

6)	FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The Company uses unadjusted quoted market prices to measure the fair value of instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value cannot be substantiated by direct comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

Management is responsible for the determination of the value of investments carried at fair value and the supporting methodologies and assumptions. Under the terms of various service agreements, the Company often utilizes independent valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual securities. These independent valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested. As further described below with respect to specific asset classes, these inputs include, but are not limited to, market prices for recent trades and transactions in comparable securities, benchmark yields, interest rate yield curves, credit spreads, quoted prices for similar securities, and other market-observable information, as applicable. Specific attributes of the security being valued also are considered, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security- or issuer-specific information. When insufficient market observable information is available upon which to measure fair value, the Company either will request brokers knowledgeable about these securities to provide a non-binding quote or will employ internal valuation models. Fair values received from independent valuation service providers and brokers and those internally modeled or otherwise estimated are assessed for reasonableness.

Assets and liabilities measured at fair value on a recurring basis are summarized below. Fair value measurements also are required on a non-recurring basis for certain assets, including goodwill, mortgage loans on real estate and equity real estate held for sale, only when an OTTI or other event occurs. When such fair value measurements are recorded, they must be classified and disclosed within the fair value hierarchy. At June 30, 2017 and December 31, 2016, no assets were required to be measured at fair value on a non-recurring basis.

Fair Value Measurements at June 30, 2017

	Level 1	Level 2	Level 3	Total
	(in millions)
Assets
Investments:
Fixed maturities, available-for-sale:
Public Corporate	$—	$16,880	$74	$16,954
Private Corporate	—	6,563	1,015	7,578
U.S. Treasury, government and agency	—	15,469	—	15,469
States and political subdivisions	—	452	42	494
Foreign governments	—	378	—	378
Commercial mortgage-backed	—	17	305	322
Residential mortgage-backed(1)	—	910	—	910
Asset-backed(2)	—	133	513	646
Redeemable preferred stock	223	326	1	550

Subtotal	223	41,128	1,950	43,301

Other equity investments	3	—	32	35
Trading securities	526	13,394	26	13,946
Other invested assets:
Short-term investments	—	2,089	—	2,089
Assets of consolidated VIEs/VOEs	539	119	3	661
Swaps	—	365	—	365
Credit Default Swaps	—	20	—	20
Futures	—	—	—	—
Options	—	1,316	—	1,316
Floors	—	—	—	—

Subtotal	539	3,909	3	4,451

Cash equivalents	4,530	—	—	4,530
Segregated securities	—	1,078	—	1,078
GMIB reinsurance contract asset	—	—	2,091	2,091
Separate Account assets	115,130	3,024	333	118,487

Total Assets	$120,951	$62,533	$4,435	$187,919

Liabilities
Other invested liabilities:
Foreign currency contract	$—	48	—	$48
GMxB derivative features’ liability	—	—	4,841	4,841
SCS, SIO, MSO and IUL indexed features’ liability	—	1,210	—	1,210
Liabilities of consolidated VIEs - derivatives	407	3	—	410
Contingent payment arrangements	—	—	24	24

Total Liabilities	$407	$1,261	$4,865	$6,533

(1)	Includes publicly-traded agency pass-through securities and collateralized obligations.
(2)	Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

Fair Value Measurements at December 31, 2016

	Level 1	Level 2	Level 3	Total
	(in millions)
Assets
Investments:
Fixed maturities, available-for-sale:
Public Corporate	$—	$16,566	$29	$16,595
Private Corporate	—	6,469	828	7,297
U.S. Treasury, government and agency	—	14,836	—	14,836
States and political subdivisions	—	461	42	503
Foreign governments	—	400	—	400
Commercial mortgage-backed	—	22	373	395
Residential mortgage-backed(1)	—	1,005	—	1,005
Asset-backed(2)	—	162	120	282
Redeemable preferred stock	227	338	1	566

Subtotal	227	40,259	1,393	41,879

Other equity investments	3	—	16	19
Trading securities	494	11,565	26	12,085
Other invested assets:
Short-term investments	—	1,511	—	1,511
Assets of consolidated VIEs	342	205	6	553
Swaps	—	(978)	—	(978)
Credit Default Swaps	—	5	—	5
Futures	—	—	—	—
Options	—	1,016	—	1,016
Floors	—	11	—	11
Currency Contracts	—	—	—	—
Swaptions	—	—	—	—

Subtotal	342	1,770	6	2,118

Cash equivalents	3,917	—	—	3,917
Segregated securities	—	946	—	946
GMIB reinsurance contract asset	—	—	1,735	1,735
Separate Account assets	109,817	2,832	313	112,962

Total Assets	$114,800	$57,372	$3,489	$175,661

Liabilities
Other invested liabilities:
Foreign currency contracts	$—	$81	$—	$81
GMxB derivative features’ liability	—	—	5,550	5,550
SCS, SIO, MSO and IUL indexed features’ liability	—	911	—	911
Liabilities of consolidated VIEs	248	2	—	250
Contingent payment arrangements	—	—	25	25

Total Liabilities	$248	$994	$5,575	$6,817

(1)	Includes publicly-traded agency pass-through securities and collateralized obligations.
(2)	Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

At June 30, 2017 and December 31, 2016, respectively, the fair value of public fixed maturities is approximately $34,839 million and $33,936 million or approximately 18.9% and 19.6% of the Company’s total assets measured at fair value on a recurring basis (excluding GMIB reinsurance contracts and segregated securities measured at fair value on a recurring basis). The fair values of the Company’s public fixed maturity securities are generally based on prices obtained from independent valuation service providers and for which the Company maintains a vendor hierarchy by asset type based on historical pricing experience and vendor expertise. Although each security generally is priced by multiple independent valuation service providers, the Company ultimately uses the price received from the independent valuation service provider highest in the vendor hierarchy based on the respective asset type, with limited exception. To validate reasonableness, prices also are internally reviewed by those with relevant expertise through comparison with directly observed recent market trades. Consistent with the fair value hierarchy, public fixed maturity securities validated in this manner generally are reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If as a result it is determined that the independent valuation service provider is able to reprice the security in a manner agreed as more consistent with current market observations, the security remains within Level 2. Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company’s own assumptions about market-participant inputs would be used in pricing the security.

At June 30, 2017 and December 31, 2016, respectively, the fair value of private fixed maturities is approximately $8,462 million and $7,943 million or approximately 4.6% and 4.6% of the Company’s total assets measured at fair value on a recurring basis. The fair values of the Company’s private fixed maturities are determined from prices obtained from independent valuation service providers. Prices not obtained from an independent valuation service provider are determined by using a discounted cash flow model or a market comparable company valuation technique. In certain cases, these models use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model or a market comparable company valuation technique may also incorporate unobservable inputs, which reflect the Company’s own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are significant to the fair value measurement of a security, a Level 3 classification generally is made.

As disclosed in Note 3, at June 30, 2017 and December 31, 2016, respectively, the net fair value of freestanding derivative positions is approximately $1,653 million and $(27) million or approximately 37.1% and (1.3)% of Other invested assets measured at fair value on a recurring basis. The fair values of the Company’s derivative positions are generally based on prices obtained either from independent valuation service providers or derived by applying market inputs from recognized vendors into industry standard pricing models. The majority of these derivative contracts are traded in the OTC derivative market and are classified in Level 2. The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that require use of the contractual terms of the derivative instruments and multiple market inputs, including interest rates, prices, and indices to generate continuous yield or pricing curves including OIS and volatility factors, which then are applied to value the positions. The predominance of market inputs is actively quoted and can be validated through external sources or reliably interpolated if less observable. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If, as a result, it is determined that the independent valuation service provider is able to reprice the derivative instrument in a manner agreed as more consistent with current market observations, the position remains within Level 2. Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company’s own assumptions about market-participant inputs would be used in pricing the security.

At June 30, 2017 and December 31, 2016, respectively, investments classified as Level 1 comprise approximately 65.5% and 66.4% of assets measured at fair value on a recurring basis and primarily include redeemable preferred stock, trading securities, cash equivalents and Separate Account assets. Fair value measurements classified as Level 1 include exchange-traded prices of fixed maturities, equity securities and derivative contracts, and net asset values for transacting subscriptions and redemptions of mutual fund shares held by Separate Accounts. Cash equivalents classified as Level 1 include money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less, and are carried at cost as a proxy for fair value measurement due to their short-term nature.

At June 30, 2017 and December 31, 2016, respectively, investments classified as Level 2 comprise approximately 33.2% and 32.6% of assets measured at fair value on a recurring basis and primarily include U.S. government and agency securities and certain corporate debt securities, such as public and private fixed maturities. As market quotes generally are not readily available or accessible for these securities, their fair value measures are determined utilizing relevant information generated by market transactions involving comparable securities and often are based on model pricing techniques that effectively discount prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security’s duration, also taking into consideration issuer-specific credit quality and liquidity. Segregated securities classified as Level 2 are U.S. Treasury Bills segregated by AB in a special reserve bank custody account for the exclusive benefit of brokerage customers, as required by Rule 15c3-3 of the Exchange Act and for which fair values are based on quoted yields in secondary markets.

Observable inputs generally used to measure the fair value of securities classified as Level 2 include benchmark yields, reported secondary trades, issuer spreads, benchmark securities and other reference data. Additional observable inputs are used when available, and as may be appropriate, for certain security types, such as prepayment, default, and collateral information for the purpose of measuring the fair value of mortgage- and asset-backed securities. At June 30, 2017 and December 31, 2016, respectively, approximately $975 million and $1,078 million of AAA-rated mortgage- and asset-backed securities are classified as Level 2 for which the observability of market inputs to their pricing models is supported by sufficient, albeit more recently contracted, market activity in these sectors.

Certain Company products such as the SCS and EQUI-VEST variable annuity products and the IUL product, as well as the MSO feature available in some life contracts, offer investment options that permit the contract owner to participate in the performance of an index, ETF or commodity price. These investment options (depending on the product and index selected) can have 1, 3 or 5 year terms and permit participation in the index, ETF or commodity price up to a segment-specific declared maximum rate. Under certain conditions that vary by product, e.g., holding these segments for the full term, these segments also shield policyholders from some or all negative investment performance associated with these indices, ETFs or commodity prices. These investment options have defined formulaic liability amounts, and the current values of the option component of these segment reserves are accounted for as Level 2 embedded derivatives. The fair values of these embedded derivatives are based on prices obtained from independent valuation service providers.

At June 30, 2017 and December 31, 2016, respectively, investments classified as Level 3 comprise approximately 1.3% and 1.0% of assets measured at fair value on a recurring basis and primarily include CMBS and corporate debt securities, such as private fixed maturities. Determinations to classify fair value measures within Level 3 of the valuation hierarchy generally are based upon the significance of the unobservable factors to the overall fair value measurement. Included in the Level 3 classification at June 30, 2017 and December 31, 2016, respectively, were approximately $102 million and $126 million of fixed maturities with indicative pricing obtained from brokers that otherwise could not be corroborated to market observable data. The Company applies various due diligence procedures, as considered appropriate, to validate these non-binding broker quotes for reasonableness, based on its understanding of the markets, including use of internally-developed assumptions about inputs a market participant would use to price the security. In addition, approximately $818 million and $494 million of mortgage- and asset-backed securities, including CMBS, are classified as Level 3 at June 30, 2017 and December 31, 2016, respectively.

The Company utilizes prices obtained from an independent valuation service vendor to measure fair value of CMBS securities.

The valuations of the GMIB reinsurance contract asset and GMxB derivative features liability incorporate significant non-observable assumptions related to policyholder behavior, risk margins and projections of equity separate account funds. The credit risks of the counterparty and of the Company are considered in determining the fair values of its GMIB reinsurance contract asset and GMxB derivative features liability positions, respectively, after taking into account the effects of collateral arrangements. Incremental adjustment to the swap curve, adjusted for non-performance risk, is made to the resulting fair values of the GMIB reinsurance contract asset and liabilities to reflect change in the claims-paying ratings of counterparties and the Company an adjustment to the swap curve for non-performance risk to reflect the claims-paying rating of the Company. Equity and fixed income volatilities were modeled to reflect current market volatilities. Due to the unique, long duration of the GMIBNLG feature, adjustments were made to the equity volatilities to remove the illiquidity bias associated with the longer tenors and risk margins were applied to the non-capital markets inputs to the GMIBNLG valuations.

After giving consideration to collateral arrangements, the Company reduced the fair value of its GMIB reinsurance contract asset by $9 million and $10 million at June 30, 2017 and December 31, 2016, respectively, to recognize incremental counterparty non-performance risk and reduced the fair value of its GMIB reinsurance contract liabilities by $26 million and $32 million at June 30, 2017 and December 31, 2016, respectively to recognize its own incremental non-performance risk.

Lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, which include other factors such as considering surrender charges. Generally, lapse rates are assumed to be lower in periods when a surrender charge applies. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. For valuing the embedded derivative, lapse rates vary throughout the period over which cash flows are projected.

The Company’s Level 3 liabilities include contingent payment arrangements associated with acquisitions in 2010, 2013 and 2014 by AB. At each reporting date, AB estimates the fair values of the contingent consideration expected to be paid based upon probability-weighted AUM and revenue projections, using unobservable market data inputs, which are included in Level 3 of the valuation hierarchy. The Company’s Level 3 liabilities include also include contingent payment arrangements associated with the Renewal Rights Agreement that transitions to MLOA certain group employee benefits policies beginning January 1, 2017 from an insurer exiting such business. The fair value of the contingent payments liability associated with this transaction is measured and adjusted each reporting period through final settlement using projected premiums from these policies, net of potential surrenders and terminations, and applying a risk-adjusted discount factor (7% at June 30, 2017) to the resulting cash flows.

In the first six months of 2017, AFS fixed maturities with fair values of $6 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with Fair Value of $13 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately 0.1% of total equity at June 30, 2017.

In the first six months of 2016, AFS fixed maturities with fair values of $50 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $19 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately 0.4% of total equity at June 30, 2016.

The table below presents a reconciliation for all Level 3 assets and liabilities for the first six months of 2017 and 2016, respectively:

Level 3 Instruments

Fair Value Measurements

	Corporate	State and Political Sub- divisions	Foreign Govts	Commercial Mortgage- backed	Residential Mortgage- backed	Asset- backed
	(in millions)
Balance, January 1, 2017	$857	$42	$—	$373	$—	$120
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Net investment income (loss)	4	—	—	1	—	—
Investment gains (losses), net	(1)	—	—	(19)	—	15

Subtotal	3	—	—	(18)	—	15

Other comprehensive income (loss)	(7)	—	—	19	—	(7)
Purchases	333	—	—	196	—	405
Sales	(105)	—	—	(69)	—	(19)
Transfers into Level 3(1)	13	—	—	—	—	—
Transfers out of Level 3(1)	(5)	—	—	—	—	(1)

Balance, June 30, 2017	$1,089	$42	$—	$501	$—	$513

Balance, January 1, 2016	$430	$45	$1	$535	$—	$41
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Net investment income (loss)	(1)	—	—	—	—	—
Investment gains (losses), net	—	—	—	(28)	—	—

Subtotal	(1)	—	—	(28)	—	—

Other comprehensive income (loss)	9	1	—	(9)	—	1
Purchases	152	—	—	—	—	—
Sales	(73)	(1)	—	(63)	—	(7)
Transfers into Level 3(1)	17	—	—	—	—	—
Transfers out of Level 3(1)	(28)	—	(1)	(6)	—	(9)

Balance, June 30, 2016	$506	$45	$—	$429	$—	$26

Level 3 Instruments

Fair Value Measurements

	Redeemable Preferred Stock	Other Equity Investments	GMIB Reinsurance Asset	Separate Account Assets	GMxB derivative features’ liability	Contingent Payment Arrangement
	(in millions)
Balance, January 1, 2017	$1	$48	$1,735	$313	$(5,550)	$25
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Investment gains (losses), net	—	—	—	18	—	—
Net derivative gains (losses)	—	—	367	—	862	—

Subtotal	—	—	367	18	862	—

Other comprehensive income (loss)	—	2	—	—	—	—
Purchases(2)	—	18	24	6	(163)	—
Sales(3)	—	(1)	(35)	(2)	10	—
Settlements(4)	—	—	—	(2)	—	(1)
Activity related to consolidated VIEs	—	(7)	—	—	—	—
Transfers into Level 3(1)	—	1	—	—	—	—
Transfers out of Level 3(1)	—	—	—	—	—	—

Balance, June 30, 2017	$1	$61	$2,091	$333	$(4,841)	$24

Balance, January 1, 2016	$—	$81	$1,828	$313	$(5,420)	$31
Total gains (losses), realized and unrealized, included in:
Income (loss) as:
Net investment income (loss)	—	—	—	—	—	1
Investment gains (losses), net	—	(2)	—	13	—	—
Net derivative gains (losses)	—	—	479	—	(2,037)	—

Subtotal	—	(2)	479	13	(2,037)	1

Other comprehensive income (loss)	—	—	—	—	—	—
Purchases/issuances(2)	—	1	24	10	(158)	—
Sales(3)	—	—	(31)	(1)	12	—
Settlements(4)	—	—	—	(2)	—	(1)
Transfers into Level 3(1)	—	2	—	1	—	—
Transfers out of Level 3(1)	—	(6)	—	(27)	—	—

Balance, June 30, 2016	$—	$76	$2,300	$307	$(7,603)	$31

(1)	Transfers into/out of Level 3 classification are reflected at beginning-of-period fair values.
(2)	For the GMIB reinsurance contract asset and GMxB derivative features’ liability, represents premiums.

(3)	For the GMIB reinsurance contract asset, represents recoveries from reinsurers and for GMxB derivative features reserves represents benefits paid.
(4)	For contingent payment arrangements, it represents change in estimates.

The table below details changes in unrealized gains (losses) for the first six months of 2017 and 2016 by category for Level 3 assets and liabilities still held at June 30, 2017 and 2016, respectively:

	Earnings (Loss)
	Investment Gains (Losses), Net	Net Derivative Gains (Losses)	OCI
	(in millions)
Level 3 Instruments
Held at June 30, 2017
Change in unrealized gains (losses):
Fixed maturities, available-for-sale:
Corporate	$—	$—	$(6)
Commercial mortgage-backed	—	—	18
Asset-backed	—	—	(7)

Subtotal	$—	$—	$5

GMIB reinsurance contracts	—	367	—
Separate Account assets(1)	18	—	—
GMxB derivative features’ liability	—	862	—

Total	$18	$1,229	$5

Level 3 Instruments
First Six Months of 2016
Held at June 30, 2016:
Change in unrealized gains (losses):
Fixed maturities, available-for-sale:
Corporate	$—	$—	$9
State and political subdivisions	—	—	1
Commercial mortgage-backed	—	—	(13)
Asset-backed	—	—	1

Subtotal	$—	$—	$(2)

GMIB reinsurance contracts	—	479	—
Separate Account assets(1)	13	—	—
GMxB derivative features’ liability	—	(2,037)	—

Total	$13	$(1,558)	$(2)

(1)	There is an investment expense that offsets this investment gain (loss).

The following tables disclose quantitative information about Level 3 fair value measurements by category for assets and liabilities as of June 30, 2017 and December 31, 2016, respectively:

Quantitative Information about Level 3 Fair Value Measurements

June 30, 2017

	Fair Value	Valuation Technique	Significant Unobservable Input	Range	Weighted Average
	(in millions)
Assets
Investments:
Fixed maturities, available-for-sale:
Corporate	$56	Matrix pricing model	Spread over the industry-specific benchmark yield curve	25 bps - 565 bps	151 bps

	774	Market comparable companies	EBITDA multiples Discount Rate Cash flow multiples	5.1x - 27.3x 7.2% - 17.8% 9.0x - 17.7x	12.2x 11.2% 13.1x

Other equity investments	26	Discounted cash flow	Earning Multiple Discounts factor Discount years	10.8x 10.0% 12

Separate Account assets	314	Third party appraisal	Capitalization Rate Exit capitalization Rate Discount Rate	4.7% 5.7% 6.6%
	1	Discounted cash flow	Spread over U.S. Treasury curve Discount factor	243 bps 4.0%	243 bps 3.98%

GMIB reinsurance contract asset	2,092	Discounted cash flow	Lapse Rates Withdrawal Rates GMIB Utilization Rates Non-performance risk Volatility rates - Equity	1.0% - 6.3% 0.0% - 8.0% 0.0% - 16.0% 4 bps - 9 bps 10.0% - 30.0%
Liabilities
GMIBNLG	4,486	Discounted cash flow	Non-performance risk Lapse Rates Withdrawal Rates Annuitization NLG Forfeiture Rates Long-term Equity Volatility	1.1% 0.8% - 26.2% 0.0% - 12.4% 0.0% - 16.0% 0.55% - 2.1% 20.0%

Assumed GMIB Reinsurance Contracts	233	Discounted cash flow	Lapse Rates Withdrawal Rates (Age 0-85) Withdrawal Rates (Age 86+) GMIB Utilization Rates Non-performance risk Volatility rates - Equity	0.7% - 13.4% 0.1% - 22.7% 1.3% - 100.0% 0.0% - 27.3% 1.5% 10.0% -30.0%

GWBL/GMWB	93	Discounted cash flow	Lapse Rates Withdrawal Rates Utilization Rates Volatility rates - Equity	0.9% - 5.7% 0.0% - 7.0% 100% after delay 10.0% - 30.0%

GIB	17	Discounted cash flow	Lapse Rates Withdrawal Rates Utilization Rates Volatility rates - Equity	0.9% - 5.7% 0.0% - 7.0% 0.0% - 16.0% 10.0% - 30.0%

GMAB	12	Discounted cash flow	Lapse Rates Volatility rates - Equity	0.5% - 11.0% 10.0% -30.0%

Quantitative Information about Level 3 Fair Value Measurements

December 31, 2016

	Fair Value	Valuation Technique	Significant Unobservable Input	Range	Weighted Average
	(in millions)
Assets
Investments:
Fixed maturities, available-for-sale:
Corporate	$55	Matrix pricing model	Spread over the industry-specific benchmark yield curve	0 bps - 565 bps	151 bps

	636	Market comparable companies	EBITDA multiples Discount Rate Cash flow Multiple	4.3x - 25.6x 7.0% - 17.8% 14.0x - 16.5x	11.7x 11.4% 15.6x
Asset-backed	2	Matrix pricing model	Spread over U.S. Treasury curve	25 bps - 687 bps	38 bps
Other equity investments	26	Discounted cash flow	Earnings Multiple Discounts factor Discount years	10.8x 10.0% 12
Separate Account assets	295	Third party appraisal	Capitalization Rate Exit capitalization Rate Discount Rate	4.8% 5.7% 6.6%

	3	Discounted cash flow	Spread over U.S. Treasury curve Discount factor	273 bps - 512 bps 1.1% - 7.0%	283 bps 4.3%

GMIB reinsurance contract asset	1,735	Discounted cash flow	Lapse Rates Withdrawal Rates GMIB Utilization Rates Non-performance Risk Volatility rates - Equity	1.50% - 5.7% 0.0% - 8.0% 0.0% - 16.0% 5 bps - 17 bps 11.0% - 38.0%
Liabilities

GMIBNLG	5,128	Discounted cash flow	Non-performance Risk Lapse Rates Withdrawal Rates Annuitization NLG Forfeiture Rates Long-term Equity Volatility	1.1% 1.2% - 26.20% 0.0% - 11.5% 0.0% - 16.0% 0.55% - 2.1% 20.0%

Assumed GMIB Reinsurance Contracts	258	Discounted cash flow	Lapse Rates Withdrawal Rates (Age 0-85) Withdrawal Rates (Age 86+) GMIB Utilization Rates Non-performance Risk Volatility rates - Equity	0.7% - 14.6% 0.7% - 22.7% 1.3% - 100.0% 0.0% - 27.3% 1.8% 9.0% - 35.0%

GWBL/GMWB	114	Discounted cash flow	Lapse Rates Withdrawal Rates Utilization Rates Volatility rates - Equity	1.0% - 5.7% 0.0% - 7.0% 100% after delay 9.0% - 35.0%

GIB	30	Discounted cash flow	Lapse Rates Withdrawal Rates Utilization Rates Volatility rates - Equity	1.0% - 5.7% 0.0% - 8.0% 0.0% - 16.0% 9.0% - 35.0%

GMAB	20	Discounted cash flow	Lapse Rates Volatility rates - Equity	1.0% - 11.0% 9.0% - 35.0%

Excluded from the tables above at June 30, 2017 and December 31, 2016, are approximately $1,173 million and $737 million, respectively, of Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by the Company and are not reasonably available. The fair value measurements of these Level 3 investments comprise approximately 50.0% and 42.0% of total assets classified as Level 3 at June 30, 2017 and December 31, 2016, respectively, and represent only 0.6% and 0.4% of total assets measured at fair value on a recurring basis. These investments primarily consist of certain privately placed debt securities with limited trading activity, including commercial mortgage-, residential mortgage- and asset-backed instruments, and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in the Company’s reporting significantly higher or lower fair value measurements for these Level 3 investments.

Included in the tables above at June 30, 2017 and December 31, 2016, respectively, are approximately $830 million and $691 million fair value of privately placed, available-for-sale corporate debt securities classified as Level 3. The fair value of private placement securities is determined by application of a matrix pricing model or a market comparable company value technique, representing approximately 76.2% and 80.6% of the total fair value of Level 3 securities in the corporate fixed maturities asset class. The significant unobservable input to the matrix pricing model valuation technique is the spread over the industry-specific benchmark yield curve. Generally, an increase or decrease in spreads would lead to directionally inverse movement in the fair value measurements of these securities. The significant unobservable input to the market comparable company valuation technique is the discount rate. Generally, a significant increase (decrease) in the discount rate would result in significantly lower (higher) fair value measurements of these securities.

Residential mortgage-backed securities classified as Level 3 primarily consist of non-agency paper with low trading activity. Included in the tables above at June 30, 2017 and December 31, 2016, there were no Level 3 securities that were determined by application of a matrix pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Generally, a change in spreads would lead to directionally inverse movement in the fair value measurements of these securities.

Asset-backed securities classified as Level 3 primarily consist of non-agency mortgage loan trust certificates, including subprime and Alt-A paper, credit tenant loans, and equipment financings. Included in the tables above at June 30, 2017 and December 31, 2016, are approximately 0.0% and 1.7%, respectively, of the total fair value of these Level 3 securities that is determined by application of a matrix pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Significant increases (decreases) in spreads would result in significantly lower (higher) fair value measurements.

Included in other equity investments classified as Level 3 are reporting entities’ venture capital securities in the Technology, Media and Telecommunications industries. The fair value measurements of these securities include significant unobservable inputs including an enterprise value to revenue multiples and a discount rate to account for liquidity and various risk factors. Significant increases (decreases) in the enterprise value to revenue multiple inputs in isolation would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement.

Assets of VIEs and VOEs classified as Level 3 securities primarily consist of corporate bonds that are vendor priced with no ratings available, bank loans, non-agency collateralized mortgage obligations and asset-backed securities.

Separate Account assets classified as Level 3 in the table at June 30, 2017 and December 31, 2016, primarily consist of a private real estate fund with a fair value of approximately $314 million and $295 million, a private equity investment with a fair value of approximately $0 million and $1 million and mortgage loans with fair value of approximately $1 million and $2 million, respectively. A third party appraisal valuation technique is used to measure the fair value of the private real estate investment fund, including consideration of observable replacement cost and sales comparisons for the underlying commercial properties, as well as the results from applying a discounted cash flow approach. Significant increase (decrease) in isolation in the capitalization rate and exit capitalization rate assumptions used in the discounted cash flow approach to the appraisal value would result in a higher (lower) measure of fair value. A discounted cash flow approach is applied to determine the private equity investment for which the significant unobservable assumptions are a gross domestic product rate formula and a discount factor that takes into account various risks, including the illiquid nature of the investment. A significant increase (decrease) in the gross domestic product rate would have a directionally inverse effect on the fair value of the security. With respect to the fair value measurement of mortgage loans a discounted cash flow approach is applied, a significant increase (decrease) in the assumed spread over U.S. Treasury securities would produce a lower (higher) fair value measurement. Changes in the discount rate or factor used in the valuation techniques to determine the fair values of these private equity investments and mortgage loans generally are not correlated to changes in the other significant unobservable inputs. Significant increase (decrease) in isolation in the discount rate or factor would result in significantly lower (higher) fair value measurements. The remaining Separate Account investments classified as Level 3 excluded from the table consist of mortgage- and asset-backed securities with fair values of approximately $13 million and $5 million at June 30, 2017 and $12 million and $3 million at December 31, 2016, respectively. These fair value measurements are determined using substantially the same valuation techniques as earlier described above for the Company’s General Account investments in these securities.

Significant unobservable inputs with respect to the fair value measurement of the Level 3 GMIB reinsurance contract asset and the Level 3 liabilities identified in the table above are developed using the Company data. Validations of unobservable inputs are performed to the extent the Company has experience. When an input is changed the model is updated and the results of each step of the model are analyzed for reasonableness.

The significant unobservable inputs used in the fair value measurement of the Company’s GMIB reinsurance contract asset are lapse rates, withdrawal rates and GMIB utilization rates. Significant increases in GMIB utilization rates or decreases in lapse or withdrawal rates in isolation would tend to increase the GMIB reinsurance contract asset.

Fair value measurement of the GMIB reinsurance contract asset and liabilities includes dynamic lapse and GMIB utilization assumptions whereby projected contractual lapses and GMIB utilization reflect the projected net amount of risks of the contract. As the net amount of risk of a contract increases, the assumed lapse rate decreases and the GMIB utilization increases. Increases in volatility would increase the asset and liabilities.

The significant unobservable inputs used in the fair value measurement of the Company’s GMIBNLG liability are lapse rates, withdrawal rates, GMIB utilization rates, adjustment for Non-performance risk and NLG forfeiture rates. NLG forfeiture rates are caused by excess withdrawals above the annual GMIB accrual rate that cause the NLG to expire. Significant decreases in lapse rates, NLG forfeiture rates, adjustment for non-performance risk and GMIB utilization rates would tend to increase the GMIBNLG liability, while decreases in withdrawal rates and volatility rates would tend to decrease the GMIBNLG liability.

The significant unobservable inputs used in the fair value measurement of the Company’s GMWB and GWBL liability are lapse rates and withdrawal rates. Significant increases in withdrawal rates or decreases in lapse rates in isolation would tend to increase these liabilities. Increases in volatility would increase these liabilities.

The three AB acquisition-related contingent consideration liabilities (with a combined fair value of $17 million and $18 million at June 30, 2017 and December 31, 2016, respectively), were valued using projected AUM growth rates with a weighted average of 18.0% for one acquisition and revenue growth rates and discount rates ranging from 4.0% to 31.0% and 1.4% to 6.4%, respectively, for the three acquisitions.

The carrying values and fair values at June 30, 2017 and December 31, 2016 for financial instruments not otherwise disclosed in Note 3 are presented in the table below. Certain financial instruments are exempt from the requirements for fair value disclosure, such as insurance liabilities other than financial guarantees and investment contracts and pension, limited partnerships accounted for under the equity method and pension and other postretirement obligations.

	Carrying Value	Fair Value
		Level 1	Level 2	Level 3	Total
	(in millions)
June 30, 2017
Mortgage loans on real estate	$10,421	$—	$—	$10,510	$10,510
Loans to affiliates	1,257	—	1,357	—	1,357
Policyholders’ account balances: Investment contracts	2,317	—	—	2,434	2,434
FHLBNY Funding Agreements	2,637	—	2,624	—	2,624
Short term and long-term debt	1,684	—	1,762	—	1,762
Loans from affiliates	2,982	—	3,158	—	3,158
Policy Loans	3,815	—	—	4,687	4,687
Separate Account Liabilities	6,846	—	—	6,846	6,846
December 31, 2016
Mortgage loans on real estate	$9,774	$—	$—	$9,624	$9,624
Loans to affiliates	1,257	—	1,361	—	1,361
Policyholders’ account balances: Investment contracts	2,398	—	—	2,510	2,510
FHLBNY Funding Agreements	2,255	—	2,202	—	2,202
Short term and long-term debt	1,605	—	1,716	—	1,716
Loans from affiliates	2,904	—	3,031	—	3,031
Policy Loans	3,855	—	—	4,742	4,742
Separate Account Liabilities	6,194	—	—	6,194	6,194

Fair values for commercial and agricultural mortgage loans on real estate are measured by discounting future contractual cash flows to be received on the mortgage loan using interest rates at which loans with similar characteristics and credit quality would be made. The discount rate is derived from taking the appropriate U.S. Treasury rate with a like term to the remaining term of the loan and adding a spread reflective of the risk premium associated with the specific loan. Fair values for mortgage loans anticipated to be foreclosed and problem mortgage loans are limited to the fair value of the underlying collateral, if lower.

Fair values for the Company’s long-term debt are determined from quotations provided by brokers knowledgeable about these securities and internally assessed for reasonableness. The Company’s short-term debt primarily includes commercial paper with short term maturities and book value approximates fair value. The fair values of the Company’s borrowing and lending arrangements with AXA affiliated entities are determined in the same manner as for such transactions with third parties, including matrix pricing models for debt securities and discounted cash flow analysis for mortgage loans.

Fair values for FHLBNY funding agreements are determined from a matrix pricing model and are internally assessed for reasonableness. The matrix pricing model for FHLBNY funding agreements utilizes an independently-sourced U.S. Treasury curve which is separately sourced from Barclays’ suite of curves.

The fair values for the Company’s association plans contracts, supplementary contracts not involving life contingencies (“SCNILC”), deferred annuities and certain annuities, which are included in Policyholders’ account balances are estimated using projected cash flows discounted at rates reflecting current market rates. Significant unobservable inputs reflected in the cash flows include lapse rates and withdrawal rates. Incremental adjustments may be made to the fair value to reflect non-performance risk. Certain other products such as Access Accounts and FHLBNY funding agreements and escrow shield plus product policyholders’ account balances are held at book value.

7)	EMPLOYEE BENEFIT PLANS

AXA Financial and AXA Equitable Life Plans

AXA Equitable Life sponsors the AXA Equitable 401(k) Plan, a qualified defined contribution plan for eligible employees and financial professionals. The plan provides for both a company contribution and a discretionary profit-sharing contribution. Expenses associated with this 401(k) Plan were $6 million, $13 million, $6 million, and $14 million for second quarter and first six months of 2017 and 2016, respectively.

AXA Financial sponsors the MONY Life Retirement Income Security Plan for Employees and AXA Equitable Life sponsors the AXA Equitable Retirement Plan (the “AXA Equitable Life QP”), both of which are frozen qualified defined benefit plans covering eligible employees and financial professionals. These pension plans are non-contributory and their benefits are generally based on a cash balance formula and/or, for certain participants, years of service and average earnings over a specified period in the plans. AXA Financial and AXA Equitable Life also sponsor certain nonqualified defined benefit plans.

AB

AB maintains the Profit Sharing Plan for Employees of AB, a tax-qualified retirement plan for U.S. employees. Employer contributions under this plan are discretionary and generally are limited to the amount deductible for Federal income tax purposes.

AB also maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AB in the United States prior to October 2, 2000 (the “AB Plan”). Benefits under the AB Plan are based on years of credited service and average final base salary.

In the first six months of 2017, no cash contributions were made by AB to the AB Plan. Based on the funded status of the AB plan at June 30, 2017, no minimum contribution is required to be made in 2017 under ERISA, as amended by the Pension Act, but management is currently evaluating if it will make contributions for the remainder of 2017.

The Company’s funding policy for its qualified pension plans is to satisfy its funding obligations each year in an amount not less than the minimum required by the ERISA, as amended by the Pension Act, and not greater than the maximum it can deduct for Federal income tax purposes.

Components of certain benefit costs for the Company were as follows:

	Six Months Ended June 30,
	2017	2016
	(in millions)
Net Periodic Pension Expense:
(Qualified and Non-qualified Plans)
Service cost	$5	$6
Interest cost	53	54
Expected return on assets	(87)	(88)
Net amortization	64	67
Actuarial (gain) loss	—	—

Total	$35	$39

Net Postretirement Benefits Costs:
Service cost	$1	$1
Interest cost	8	8
Net amortization	3	3

Total	$12	$12

Net Postemployment Benefits Costs:
Service cost	$1	$1
Interest cost	—	—
Net amortization	—	—

Total	$1	$1

8)	SHARE-BASED COMPENSATION PROGRAMS

Compensation costs for the first six months of 2017 and 2016 for share-based payment arrangements as further described herein are as follows:

	Six Months Ended June 30,
	2017	2016
	(in thousands)
Performance Shares	$34,029	$17,218
Stock Options	842	815
Employee Stock Purchase Plan	229	389
AB Restricted Units	21,300	4,200
Other(1)	28	(913)

Total Compensation Expenses	$56,428	$21,709

(1)	Other compensation plans include Restricted Stock, Stock Appreciation Rights and AXA Miles.

AXA and the Company sponsor various share-based compensation plans for eligible employees and financial professionals of Holdings and its subsidiaries. AB also sponsors its own unit option plans for certain of its employees.

Performance Shares

2017 Grant. On June 21, 2017, under the terms of the Performance Share Plan, AXA awarded approximately 1.69 million unearned performance shares to employees of the Company. For employees in our retirement and protection businesses, the extent to which 2017-2019 cumulative performance targets measuring the performance of AXA and the retirement and protection businesses are achieved will determine the number of performance shares earned. For employees of AXA Tech, the extent to which 2017-2019 cumulative performance targets measuring the performance of AXA and AXA Group Management Services (a group of AXA’s central functions and internal service companies) are achieved will determine the number of performance shares earned. For all Company employees, the number of performance shares earned may vary between 0% and 130% of the number of performance shares at stake. The performance shares earned during this performance period will vest and be settled on the fourth anniversary of the award date. The plan will settle in AXA ordinary shares to all participants. In the first six months of 2017, the expense associated with the June 21, 2017 grant of performance shares was approximately $11 million.

Settlement of 2014 Grant in 2017. On March 24, 2017, share distributions totaling of approximately $21 million were made to active and former employees in settlement of 2.3 million performance shares earned under the terms of the AXA Performance Share Plan 2014. On April 7, 2017, cash distributions of approximately $6 million were made to active and former financial professionals of the Company in settlement of 227,703 performance units earned under the terms of the first tranche of the AXA Advisor Performance Unit Plan 2014.

Stock Options

2017 Grant. On June 21, 2017, 487,840 options to purchase AXA ordinary shares were granted to employees of AXA Equitable Life under the terms of the Stock Option Plan at an exercise price of 23.92 euros. All of those options have a five-year graded vesting schedule, with one-third vesting on each of the third, fourth, and fifth anniversaries of the grant date. Of the total options awarded on June 21, 2017, 275,942 are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period. All of the options granted on June 21, 2017 have a ten-year term. The weighted average grant date fair value per option award was estimated at 1.78 euros using a Black-Scholes options pricing model with modification to measure the value of the conditional vesting feature. Key assumptions used in the valuation included expected volatility of 25.05%, a weighted average expected term of 8.8 years, an expected dividend yield of 6.53% and a risk-free interest rate of 0.59%. The total fair value of these options (net of expected forfeitures) of approximately $1 million is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In the first six months of 2017, the Company recognized expenses associated with the June 21, 2017 grant of options of approximately $0.5 million.

AB Long-term Incentive Compensation Plans. During the first six months of 2017, AB purchased 4.3 million and 5.7 million AB Holding Units for $97 million and $128 million, respectively (on a trade date basis). These amounts reflect open-market purchases of 3.7 million and 4.9 million AB Holding Units for $82 million and $110 million, respectively with the remainder relating to purchases of AB Holding Units from employees to allow them to fulfill statutory tax withholding requirements at the time of distribution of long-term incentive compensation awards.

During the second quarter and first six months of 2016, AB purchased 1.9 million and 3.8 million AB Holding Units for $44 million and $84 million respectively (on a trade date basis). These amounts reflect open-market purchases of 1.9 million and 3.7 million AB Holding Units for $44 million and $82 million, respectively with the remainder relating to purchases of AB Holding Units from employees to allow them to fulfill statutory tax withholding requirements at the time of distribution of long-term incentive compensation awards.

During the first six months of 2017 and 2016, AB granted to employees and eligible Directors 2.0 million and 0.3 million restricted Holding awards, respectively. In the first six months of 2017 and 2016, AB used AB Holding Units repurchased during the period and newly issued AB Holding Units to fund the restricted Holding Unit awards.

During the first six months of 2017 and 2016, AB Holding issued 0.5 million and 0.1 million AB Holding Units, respectively, upon exercise of options to buy AB Holding Units. AB Holding used the proceeds of $9 million and $2 million, respectively, received from employees as payment in cash for the exercise price to purchase the equivalent number of newly-issued AB Units.

9)	INCOME TAXES

Income taxes for the interim periods ended June 30, 2017 and 2016 have been computed using an estimated annual effective tax rate. This rate is revised, if necessary, at the end of each successive interim period to reflect the current estimate of the annual effective tax rate.

In the second quarter of 2017, the Company recognized a tax benefit of $228 million related to the conclusion of an IRS audit for tax years 2008 and 2009.

In the second quarter of 2016, AXA Financial released an unrecognized tax benefit related to the loss generated by the sale of MONY Life. The benefit recorded in AXA Financial’s financial statements was $150 million.

In the second quarter of 2016, AXA Financial agreed to the Internal Revenue Service’s Revenue Agent’s Reports for MONY Life’s consolidated amended federal 2004-2007 and consolidated federal 2008 and 2009 corporate income tax returns. The impact on AXA Financial’s statement of earnings (loss) is an income tax benefit of $21 million.

10)	RELATED PARTY TRANSACTIONS

The Company participates in certain cost sharing and service agreements with AXA and other non-consolidated affiliates, including technology, professional development and investment management agreements. There have been no material changes in these service agreements from those disclosed in the 2016 annual financial statements.

In January 2017, the Company repaid a $56 million, 1.39% loan from AXA America Corporate Solutions, Inc.

In 2017, AXA America Corporate Solutions, Inc. issued a term loan of $109 million, 1.85% interest to the Company. The loan has a maturity date of February 5, 2018.

11)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

AOCI represents cumulative gains (losses) on items that are not reflected in income (loss). The balances as of June 30, 2017 and 2016 follow:

	June 30,
	2017	2016
	(in millions)
Unrealized gains (losses) on investments	$655	$2,031
Foreign currency translation adjustments	(52)	(56)
Employee benefit plans	(1,012)	(1,043)

Total accumulated other comprehensive income (loss)	(409)	932

Less: Accumulated other comprehensive (income) loss attributable to noncontrolling interest	56	49

Accumulated other comprehensive income (loss) attributable to Holdings	$(353)	$981

The components of OCI, net of taxes, for first six months of 2017 and 2016 follow:

	Six Months Ended June 30,
	2017	2016
	(in millions)
Foreign currency translation adjustments:
Foreign currency translation gains (losses) arising during the period	$25	$3
(Gains) losses reclassified into net income (loss) during the period	—	—

Foreign currency translation adjustment	25	3

Net unrealized gains (losses) on investments:
Net unrealized gains (losses) arising during the period	$550	$2,000
(Gains) losses reclassified into net income (loss) during the period(1)	12	(85)

Net unrealized gains (losses) on investments	562	1,915
Adjustments for policyholders’ liabilities, DAC, insurance liability loss recognition and other	(25)	(298)

Change in unrealized gains (losses), net of adjustments (net of deferred income tax expense (benefit) of $289 million, and $870 million)	537	1,617

Change in employee benefit plans:
Reclassification adjustments to net income (loss) for:(2)
Amortization of net prior service cost included in net periodic cost	43	46

Change in defined benefit plans (net of deferred income tax expense (benefit) of $23 million and $12 million)	43	46

Total other comprehensive income (loss), net of income taxes	605	1,666
Less: Other comprehensive (income) loss attributable to noncontrolling interest	(15)	(8)

Other comprehensive income (loss) attributable to Holdings	$590	$1,658

(1)	See “Reclassification adjustments” in Note 3. Reclassification amounts presented net of income tax expense (benefit) of $54 million and $46 million for first six months of 2017 and 2016, respectively.
(2)	Reclassification amounts presented net of income tax expense (benefit) of $13 million and $13 million for first six months of 2017 and 2016, respectively.

Investment gains and losses reclassified from AOCI to net income (loss) primarily consist of realized gains (losses) on sales and OTTI of AFS securities and are included in Total investment gains (losses), net on the consolidated statements of income (loss). Amounts reclassified from AOCI to net income (loss) as related to employee benefit plans primarily consist of amortizations of net (gains) losses and net prior service cost (credit) recognized as a component of net periodic cost and reported in Compensation and benefit expenses in the consolidated statements of income (loss). Amounts presented in the table above are net of tax.

12)	COMMITMENTS AND CONTINGENT LIABILITIES

Litigation

Litigation, regulatory and other loss contingencies arise in the ordinary course of the Company’s activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court’s jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including, among other things, insurers’ sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration, product design, features and accompanying disclosure, cost of insurance increases, the use of captive reinsurers, payments of death benefits and the reporting and escheatment of unclaimed property, alleged breach of fiduciary duties, alleged mismanagement of client funds and other matters.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company’s financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company’s litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company’s results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. The Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters to be up to approximately $12.5 million.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company’s accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

In July 2011, a derivative action was filed in the United States District Court of the District of New Jersey entitled Mary Ann Sivolella v. AXA Equitable Life Insurance Company and AXA Equitable Funds Management Group, LLC (“Sivolella Litigation”) and a substantially similar action was filed in January 2013 entitled Sanford et al. v. AXA Equitable FMG (“Sanford Litigation”). These lawsuits were filed on behalf of a total of twelve mutual funds and, among other things, seek recovery under (i) Section 36(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), for alleged excessive fees paid to AXA Equitable Life and AXA Equitable FMG for investment management services and administrative services and (ii) a variety of other theories including unjust enrichment. The Sivolella Litigation and the Sanford Litigation were consolidated and a 25-day trial commenced in January 2016 and concluded in February 2016. In August 2016, the District Court issued its decision in favor of AXA Equitable Life and AXA Equitable FMG, finding that the plaintiffs had failed to meet their burden to demonstrate that AXA Equitable Life and AXA Equitable FMG breached their fiduciary duty in violation of Section 36(b) of the Investment Company Act or show any actual damages. In September 2016, the plaintiffs filed a motion to amend the District Court’s trial opinion and to amend or make new findings of fact and/or conclusions of law. In December 2016, the District Court issued an order denying the motion to amend and plaintiffs filed a notice to appeal the District Court’s decision to the U.S. Court of Appeals for the Third Circuit. We are vigorously defending this matter.

In April 2014, a lawsuit was filed in the United States District Court for the Southern District of New York, now entitled Ross v. AXA Equitable Life Insurance Company. The lawsuit is a putative class action on behalf of all persons and entities that, between 2011 and March 11, 2014, directly or indirectly, purchased, renewed or paid premiums on life insurance policies issued by AXA Equitable Life (the “Policies”). The complaint alleges that AXA Equitable Life did not disclose in its New York statutory annual statements or elsewhere that the collateral for certain reinsurance transactions with affiliated reinsurance companies was supported by parental guarantees, an omission that allegedly caused AXA Equitable Life to misrepresent its “financial condition” and “legal reserve system.” The lawsuit seeks recovery under Section 4226 of the New York Insurance Law of all premiums paid by the class for the Policies during the relevant period. In July 2015, the District Court granted AXA Equitable Life’s motion to dismiss for lack of subject matter jurisdiction. In April 2015, a second action in the United States District Court for the Southern District of New York was filed on behalf of a putative class of variable annuity holders with “Guaranteed Benefits Insurance Riders,” entitled Calvin W. Yarbrough, on behalf of himself and all others similarly situated v. AXA Equitable Life Insurance Company. The new action covers the same class period, makes substantially the same allegations, and seeks the same relief as the Ross action. In October 2015, the District Court, on its own, dismissed the Yarbrough litigation on similar grounds as the Ross litigation. In December 2015, the Second Circuit denied the plaintiffs motion to consolidate their appeals but ordered that the appeals be heard together before a single panel of judges. In February 2017, the Second Circuit affirmed the decisions of the district court in favor of AXA Equitable Life, and that decision is now final because the plaintiffs failed to file a further appeal.

In November 2014, a lawsuit was filed in the Superior Court of New Jersey, Camden County entitled Arlene Shuster, on behalf of herself and all others similarly situated v. AXA Equitable Life Insurance Company. This lawsuit is a putative class action on behalf of all AXA Equitable Life variable life insurance policyholders who allocated funds from their policy accounts to investments in AXA Equitable Life’s Separate Accounts, which were subsequently subjected to volatility-management strategy, and who suffered injury as a result thereof. The action asserts that AXA Equitable Life breached its variable life insurance contracts by implementing the volatility management strategy. In February 2016, the Court dismissed the complaint. In March 2016, the plaintiff filed a notice of appeal. In August 2015, another lawsuit was filed in Connecticut Superior Court, Judicial Division of New Haven entitled Richard T. O’Donnell, on behalf of himself and all others similarly situated v. AXA Equitable Life Insurance Company. This lawsuit is a putative class action on behalf of all persons who purchased variable annuities from AXA Equitable Life which were subsequently subject to the volatility management strategy and who suffered injury as a result thereof. Plaintiff asserts a claim for breach of contract alleging that AXA Equitable Life implemented the volatility management strategy in violation of applicable law. In November 2015, the Connecticut Federal District Court transferred this action to the United States District Court for the Southern District of New York. In March 2017, the Southern District of New York granted AXA Equitable Life’s motion to dismiss the complaint. In April 2017, the Plaintiff filed a notice of appeal. We are vigorously defending these matters.

In February 2016, a lawsuit was filed in the United States District Court for the Southern District of New York entitled Brach Family Foundation, Inc. v. AXA Equitable Life Insurance Company. This lawsuit is a putative class action brought on behalf of all owners of UL policies subject to AXA Equitable Life’s COI increase. In early 2016, AXA Equitable Life raised COI rates for certain UL policies issued between 2004 and 2007, which had both issue ages 70 and above and a current face value amount of $1 million and above. The current complaint alleges a claim for breach of contract and a claim that the AXA Equitable Life made misrepresentations in violation of Section 4226 of the New York Insurance Law (“Section 4226”). Plaintiff

seeks (a) with respect to its breach of contract claim, compensatory damages, costs, and, pre- and post-judgment interest, and (b) with respect to its claim concerning Section 4226, a penalty in the amount of premiums paid by the plaintiff and the putative class. AXA Equitable Life’s response to the complaint was filed in February 2017. Additionally, a separate putative class action and six individual actions challenging the COI increase have been filed against AXA Equitable Life in federal or state courts. Within that group, all of the outstanding federal actions (the second putative class action and two individual actions) have been transferred to the Federal court where the Brach Family Foundation, Inc. litigation is pending. We are vigorously defending each of these matters.

Restructuring

In an effort to further reduce its global real estate footprint, AB completed a comprehensive review of its worldwide office locations and began implementing a global space consolidation plan in 2012. This resulted in the sublease of office space primarily in New York as well as offices in England, Australia and various U.S. locations. In the first six months of 2017 and 2016, AB recorded new real estate charges of $21 million and $25 million relating to the further consolidation of office space at its New York offices. Real estate charges are recorded in Other operating costs and expenses in the Company’s consolidated statements of income (loss).

Obligations under Funding Agreements

As a member of the FHLBNY, AXA Equitable Life has access to collateralized borrowings. It also may issue funding agreements to the FHLBNY. Both the collateralized borrowings and funding agreements would require AXA Equitable Life to pledge qualified mortgage-backed assets and/or government securities as collateral. AXA Equitable Life issues short-term funding agreements to the FHLBNY and uses the funds for asset liability and cash management purposes. AXA Equitable Life issues long-term funding agreements to the FHLBNY and uses the funds for spread lending purposes. Funding agreements are reported in Policyholders’ account balances in the consolidated balance sheets. For other instruments used for asset liability management purposes see “Derivative and offsetting assets and liabilities” included in Note 3. Funding agreements are reported in Policyholders’ account balances in the consolidated balance sheets.

	Outstanding balance at end of period	Maturity of Outstanding balance	Issued during the period	Repaid during the period
	(in millions)
June 30, 2017
Short-term FHLBNY funding agreements	$500	less than one month	$3,000	$3,000
Long-term FHLBNY funding agreements	548	less than 4 years	174	—
	828	Less than 5 years	208	—
	744	greater than five years	—	—

Total long term funding agreements	2,120		382	—

Total FHLBNY funding agreements at June 30, 2017	$2,620		$3,382	$3,000

December 31, 2016
Short-term FHLBNY funding agreements	$500	less than one month	$6,000	$6,000
Long-term FHLBNY funding agreements	58	less than 4 years	58	—
	862	Less than 5 years	862	—
	818	greater than five years	818	—

Total long term funding agreements	1,738		1,738	—

Total FHLBNY funding agreements at December 31, 2016	$2,238		$7,738	$6,000

Letter of Credit

Holdings had $4,159 million of undrawn letters of credit issued in favor of third party beneficiaries, including $3,930 million at AXA Arizona RE relating to reinsurance assumed from AXA Equitable Life, USFL and MLOA at June 30, 2017. In first quarter 2016, one of the letters of credit was renewed and increased from $225 million to $250 million.

Other Commitments

The Company had $850 million (including $275 million with affiliates) and $852 million of commitments under equity financing arrangements to certain limited partnership and existing mortgage loan agreements, respectively, at June 30, 2017.

13)	BUSINESS SEGMENT INFORMATION

The Company has four reportable segments: Individual Retirement, Group Retirement, Investment Management and Research, and Protection Solutions.

The Company changed its segment presentation in the fourth quarter of 2017. The segment disclosures are based on the intention to provide the users of the financial statements with a view of the business from the Company’s perspective. As a result, the Company determined that it is more useful for a user of the financial statements to assess the historical performance on the basis which management currently evaluates the business. The reportable segments are based on the nature of the business activities, as they exist as of the initial filing date. This change will have been operational for balance sheets prior to effectiveness.

These segments reflect the manner by which the Company’s chief operating decision maker views and manages the business. A brief description of these segments follows:

•	The Individual Retirement segment offers a diverse suite of variable annuity products which are primarily sold to affluent and high net worth individuals saving for retirement or seeking retirement income.

•	The Group Retirement segment offers tax-deferred investment and retirement plans sponsored by educational entities, municipalities and not-for-profit entities as well as small and medium-sized businesses.

•	The Investment Management and Research segment provides diversified investment management, research and related solutions globally to a broad range of clients through three main client channels— Institutional, Retail and Private Wealth Management—and distributes its institutional research products and solutions through Bernstein Research Services.

•	The Protection Solutions segment includes our life insurance and group employee benefits businesses. Our life insurance business offers a variety of variable universal life, indexed universal life and term life products to help affluent and high net worth individuals, as well as small and medium-sized business owners, with their wealth protection, wealth transfer and corporate needs. Our group employee benefits business offers a suite of dental, vision, life, and short- and long-term disability and other insurance products to small and medium-size businesses across the United States.

Measurement

Operating earnings (loss) is the financial measure which primarily focuses on the Company’s segments’ results of operations as well as the underlying profitability of the Company’s core business. By excluding items that can be distortive and unpredictable such as investment gains (losses) and investment income (loss) from derivative instruments, the Company believes consolidated operating earnings (loss) enhances the understanding of the Company’s underlying drivers of profitability and trends in the Company’s business. Operating earnings is calculated by adjusting each segment’s Net income (loss) attributable to Holdings for the following items:

•	Adjustments related to GMxB features include changes in the fair value of the derivatives we use to hedge our GMxB features within our variable annuity products, the effect of benefit ratio unlock adjustments and changes in the fair value of the embedded derivatives of our GMxB riders reflected within variable annuity products net derivative result;

•	Investment gains (losses), which includes other-than-temporary impairments of securities, sales or disposals of securities/investments, realized capital gains/losses and valuation allowances;

•	Investment income (loss) from certain derivative instruments, which includes net derivative gains (losses), excluding derivative instruments used to hedge risks associated with interest margins on interest sensitive life and annuity contracts, replicate credit exposure of fixed maturity securities, replicate a dollar-denominated fixed-coupon cash bonds, Separate Accounts fee hedges, and freestanding and embedded derivatives associated with products with GMxB features;

•	Net actuarial gains (losses), which includes actuarial gains and losses as a result of differences between actual and expected experience on pension plan assets or projected benefit obligation during a given period related to pension and other postretirement benefit obligations;

•	Other adjustments including restructuring costs related to severance, lease write-offs related to non-recurring restructuring activities and write-downs of goodwill; and

•	Income tax (expense) benefit from above adjustments and non-recurring tax items.

All of the Company’s premiums, UL and investment-type product policy fees and other revenues originated in the United States.

Revenues derived from any customer did not exceed 10% of revenues for the six months ended June 30, 2017 and 2016.

The table below presents a reconciliation of Operating earnings (loss) by segment to net income (loss) attributable to AXA Equitable Holdings, Inc. for the six months ended June 30, 2017 and 2016, respectively:

	Six Months Ended June 30,
	2017	2016
	(in millions)
Net income (loss) attributable to AXA Equitable Holdings, Inc.	$265	$1,661

Adjustments:
Adjustments related to GMxB features	173	320
Investment gains (losses)	20	(2,010)
Investment income from certain derivative instruments	9	5
Net actuarial gains (losses) related to pension and other postretirement benefit obligations	67	70
Other adjustments to Total Operating Earnings	399	(61)
Income tax (expense) benefit from above adjustments and non-recurring tax items	(292)	538

Total Operating Earnings	$641	$523

Operating earnings (loss) from operations by segment:
Individual Retirement	$561	$467
Group Retirement	129	83
Investment Management and Research	90	77
Protection Solutions	(23)	42

Total segment operating earnings	757	669

Corporate and Other (1)	(116)	(146)

Total Operating Earnings	$641	$523

(1)	Includes interest expense of $63 million and $107 million, for six months ended June 30, 2017 and 2016, respectively.

The following tables reconcile segment revenues and earnings (loss) from operations before income taxes to total revenues and earnings (loss) as reported on the consolidated statements of income (loss) and segment assets to total assets on the consolidated balance sheets, respectively.

	Six Months Ended June 30,
	2017	2016
	(in millions)
Total Revenue	7,020	8,248
Adjustments:
Adjustments related to GMxB business	(652)	329
Investment gains (losses)	20	(2,013)
Investment income (loss) from certain derivative instruments	9	5
Other adjustments to operating revenues	(53)	(74)

Total Operating Revenue	$6,344	$6,495

Segment revenues:
Individual Retirement(1)	$2,188	$2,578
Group Retirement(1)	452	382
Investment Management and Research(2)	1,515	1,419
Protection Solutions(1)	1,515	1,479

Total Segment Revenue	$5,670	$5,858
Corporate and Other	674	637

Total operating revenues	$6,344	$6,495

(1)	Includes investment expenses charged by AB for services provided. Total amount allocated to Individual Retirement, Group Retirement and Protection Solutions was approximately $31 million and $29 million for six months ended June 30, 2017 and 2016, respectively.
(2)	Inter-segment investment advisory and other fees of approximately $45 million and $42 million for six months ended June 30, 2017 and 2016, respectively, are included in total revenues of the Investment Management segment.

The summary below presents total assets by segment as of June 30, 2017 and December 31, 2016:

	June 30,	December 31,
	2017	2016
	(in millions)
Total assets by segment:
Individual Retirement	$116,903	$104,817
Group Retirement	33,857	32,791
Investment Management and Research	12,236	8,700
Protection Solutions	41,695	44,359

Total assets by segment	$204,691	$190,667
Corporate and Other	21,725	25,809

Total assets	$226,416	$216,476

14)	EARNINGS PER SHARE

Basic EPS is calculated by dividing net income (loss) attributable to Holdings common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated by dividing the net income (loss) attributable to Holdings common shareholders adjusted for the incremental dilution from AB by the weighted-average number of common shares used in the basic EPS calculation.

The following table presents the weighted average shares used in calculating basic and diluted earnings per common share:

	Six Months Ended June 30,
	2017	2016
	(in millions)
Weighted Average Shares
Weighted average common stock outstanding for basic and diluted earnings per common share	1.22	1.22

The following table presents the reconciliation of the numerator for the basic and diluted net income per share calculations:

	Six Months Ended June 30,
	2017	2016
	(in millions)
Net income (loss) attributable to Holdings common shareholders:
Net income (loss) attributable to Holdings common shareholders (basic):	$265	$1,661
Less: Incremental dilution from AB(1)	$—	$1
Net income (loss) attributable to Holdings common shareholders (diluted):	$265	$1,660

(1)	The incremental dilution from AB represents the impact of AB’s dilutive units on the Company’s diluted earnings per share and is calculated based on the Company’s proportionate ownership interest in AB.

The following table presents both basic and diluted income (loss) per share for each period presented:

	Six Months Ended June 30,
	2017	2016
	(in dollar per share)
Net income (loss) attributable to Holdings common shareholders per common share:
Basic	$217	$1,361
Diluted	$217	$1,361

             Shares

AXA Equitable Holdings, Inc.

Common Stock

Morgan Stanley	J.P. Morgan

                    , 2018

Through and including                     , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

SEC Registration Fee		$12,450
FINRA Filing Fee		15,500
Listing Fee		*
Printing Fees and Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total:	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

AXA Equitable Holdings, Inc. is incorporated under the laws of the State of Delaware.

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our amended and restated certificate of incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated by-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our Board. Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of such director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Indemnification Agreements

Prior to the consummation of this offering, we will enter into indemnification agreements with our directors. The indemnification agreements will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated by-laws.

Directors’ and Officers’ Liability Insurance

Prior to the consummation of this offering, we will have obtained directors’ and officers’ liability insurance that insures against certain liabilities that our directors and officers and the directors and officers of our subsidiaries may, in such capacities, incur.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The Exhibits to this Registration Statement on Form S-1 are listed in the Exhibit Index which precedes the signature pages to this Registration Statement and is herein incorporated by reference.

(b) Financial Statement Schedules:

Schedule I—Summary of Investments—Other than Investments in Related Parties, December 31, 2016 beginning on page F-117.

Schedule II—Parent Company, Years Ended December 31, 2016, 2015 and 2014 beginning on page F-118.

Schedule III—Supplementary Insurance Information, Years Ended December 31, 2016, 2015 and 2014 beginning on page F-122.

Schedule IV—Reinsurance, Years Ended December 31, 2016, 2015 and 2014 beginning on page F-125.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this Registration Statement on Form S-1, please remember that they are included to provide you with information regarding their terms. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Additional information about AXA Equitable Holdings, Inc., its subsidiaries and affiliates may be found elsewhere in this Registration Statement on Form S-1.

Exhibit Number	Exhibit Description

1.1#	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of AXA Equitable Holdings, Inc.

3.2#	Amended and Restated By-laws of AXA Equitable Holdings, Inc.

4.1#	Form of Common Stock Certificate.

4.2#	Indenture, dated as of December 1, 1993 from AXA Financial, Inc. to Chemical Bank, as Trustee.

4.3#	Fourth Supplemental Indenture, dated April 1, 1998, from AXA Financial, Inc. to The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee, together with forms of global Senior Note and global Senior Indenture.

5.1#	Opinion of Debevoise & Plimpton LLP.

10.1#	Form of Shareholder Agreement between AXA S.A. and AXA Equitable Holdings, Inc.

10.2#	Form of Registration Rights Agreement between AXA S.A. and AXA Equitable Holdings, Inc.

10.3#	Form of Tax Sharing Agreement between AXA S.A. and AXA Equitable Holdings, Inc.

10.4#	Form of Transition Services Agreement between AXA S.A. and AXA Equitable Holdings, Inc.

10.5#	Master Agreement, dated as of April 10, 2013, by and among AXA Equitable Financial Services, LLC, AXA Financial, Inc. and Protective Life Insurance Company.

10.6#	Trademark License Agreement between AXA S.A. and AXA Financial, Inc.

10.7†#	Employment Agreement, dated as of March 9, 2011, by and between AXA Financial, Inc. and Mark Pearson.

10.7.1†#	Letter Agreement between AXA Financial, Inc., AXA Equitable Life Insurance Company and Mark Pearson, dated February 19, 2013.

10.7.2†#	Letter Agreement between AXA Financial, Inc., AXA Equitable Life Insurance Company and Mark Pearson, dated May 14, 2015.

10.8†#	Brian Winikoff Offer Letter, dated May 3, 2016.

10.9†#	Form of Director Indemnification Agreement.

Exhibit Number	Exhibit Description

10.10*	Revolving Credit Agreement, dated as of December 1, 2016, with AllianceBernstein L.P. and SCB LLC as Borrowers, the Industrial and Commercial Bank of China as Administrative Agent and the other lending institutions that may be party thereto (incorporated by reference to Exhibit 10.01 to AB Holding’s Form 8-K, as filed December 5, 2016).

10.11*	Commercial Paper Dealer Agreement 4(a)(2) Program, dated as of June 1, 2015, between AllianceBernstein L.P., as Issuer, and Citigroup Global Markets Inc., as Dealer (incorporated by reference to Exhibit 10.08 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2015, as filed February 11, 2016).

10.12*	Commercial Paper Dealer Agreement 4(a)(2) Program, dated as of June 1, 2015, between AllianceBernstein L.P., as Issuer, and Credit Suisse Securities (USA) LLC, as Dealer (incorporated by reference to Exhibit 10.09 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2015, as filed February 11, 2016).

10.13*	Commercial Paper Dealer Agreement 4(a)(2) Program, dated as of June 1, 2015, between AllianceBernstein L.P., as Issuer, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer (incorporated by reference to Exhibit 10.10 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2015, as filed February 11, 2016).

10.14*	Revolving Credit Agreement, dated as of December 9, 2010, Amended and Restated as of January 17, 2012 and Further Amended and Restated as of October 22, 2014, among AllianceBernstein L.P. and SCB LLC, as Borrowers; Bank of America, N.A., as Administrative Agent; Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and HSBC Securities (USA) Inc., as Joint Lead Arrangers and Joint Book Managers, and the other lenders party thereto (incorporated by reference to Exhibit 10.01 to AB Holding’s Form 8-K, as filed October 24, 2014).

10.15*	Extendible Commercial Notes Dealer Agreement, dated as of December 14, 1999 (incorporated by reference to Exhibit 10.10 to AB Holding’s Form 10-K for the fiscal year ended December 31, 1999, as filed March 28, 2000).

10.16†*	Form of Award Agreement under Incentive Compensation Award Program, Deferred Cash Compensation Program and 2010 Long Term Incentive Plan (incorporated by reference to Exhibit 10.04 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2016, as filed February 14, 2017).

10.17†*	Amendment to the Profit Sharing Plan for Employees of AllianceBernstein L.P., dated as of October 20, 2016 and effective as of January 1, 2017 (incorporated by reference to Exhibit 10.06 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2016, as filed February 14, 2017).

10.18†*	Profit Sharing Plan for Employees of AllianceBernstein L.P., as amended and restated as of January 1, 2015 and as further amended as of January 1, 2017 (incorporated by reference to Exhibit 10.05 to AB Holding’s Form 10-K the fiscal year ended December 31, 2015, as filed February 11, 2016).

10.19†*	AllianceBernstein L.P. 2010 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.03 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2014, as filed February 12, 2015).

10.20†*	Employment Agreement, dated as of April 28, 2017, among Seth Bernstein, AllianceBernstein Holding L.P., AllianceBernstein L.P. and AllianceBernstein Corporation (incorporated by reference to Exhibit 10.3 to AB Holding’s Form 8-K as filed May 1, 2017).

10.21†#	AllianceBernstein L.P. 2017 Long Term Incentive Plan

Exhibit Number	Exhibit Description

10.22#	Summary of AXA Equitable Life’s Lease at 1290 Avenue of the Americas, New York, New York 10105.

10.23*	Summary of AB’s Lease at 1345 Avenue of the Americas, New York, New York 10105 (incorporated by reference to Exhibit 10.07 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2016, as filed February 14, 2017).

21.1#	List of Subsidiaries of AXA Equitable Holdings, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2#	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1 hereto).

23.3#	Consent of .

24.1*	Powers of Attorney (contained on signature pages to the Registration Statement on Form S-1).

*	Filed herewith.
†	Identifies each management contract or compensatory plan or arrangement.
#	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AXA Equitable Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on November 13, 2017.

AXA EQUITABLE HOLDINGS, INC.

By:	/s/ Mark Pearson
Name: Mark Pearson
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Pearson, Anders Malmström and Dave S. Hattem, and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on November 13, 2017 by the following persons in the capacities indicated.

Signature	Title

/s/ Mark Pearson Mark Pearson	President and Chief Executive Officer; Director (Principal Executive Officer)

/s/ Anders B. Malmström Anders B. Malmström	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Andrea M. Nitzan Andrea M. Nitzan	Executive Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

/s/ Thomas Buberl Thomas Buberl	Director

/s/ Gérald Harlin Gérald Harlin	Director

/s/ George Stansfield George Stansfield	Director

S-1